Form 20-F
period 2002-12-31
CLAUDE RESOURCES INC
filed 2003-06-30
CIK 1173924

UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 FORM 20-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934.

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended: December 31, 2002

OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to _______________

Commission file number: 0-49823

CLAUDE RESOURCES INC.
(Exact name of Registrant as specified in its charter)

CANADA
(Jurisdiction of incorporation or organization)

224 4th AVENUE SOUTH, SUITE 200, SASKATOON, SASKATCHEWAN S7K 5M5 CANADA
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

None	N/A

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common Shares
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as:
December 31, 2002: 49,459,477 Common shares.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. [X] Yes [ ] No

Indicate by check mark which financial statement item the registrant has elected to follow.

[X] Item 17 [ ] Item 18

Page 1 of 68 Index to Exhibits on Page 68

Table of Contents

Claude Resources Inc. Form 20-F

The financial statements and exhibits listed referred to herein are filed with this report on Form 20-F in the United States. This report is also filed in Canada as an Annual Information Form - the Canadian filing does not include the consolidated financial statements and exhibits listed below herein. Canadian investors should refer to the annual consolidated financial statements of the Company at December 31, 2002 as filed with the Canadian securities regulators.

STATEMENT REGARDING FORWARD-LOOKING INFORMATION

Certain statements in this Annual Report under the captions “Risk Factors”, “Business Overview”, “Operating and Financial Review and Prospects” and “Quantitative and Qualitative Disclosures about Market Risk” and elsewhere in this Annual Report and the documents incorporated herein by reference constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Some forward-looking statements may be identified by such terms as “believes”, “anticipates”, “intends”, or “expects”. These forward-looking statements are based on the Company’s current expectations and projections about future events and financial trends affecting the financial condition of its business and the industry in which it operates. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company, or industry results to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, which will, among other things, impact demand for the Company’s products; industry capacity; the ability of the Company to implement its business strategy; changes in, or the unintentional failure to comply with, government regulations (especially safety and environmental laws and regulations); changes in the uses of gold; gold and oil and gas price volatility; increased competition; inherent mining and oil and gas production risks; exploration programs not being successful; inability to obtain financing; actual reserves being lower than those estimated; inability to obtain or, cancellation of, government permits; changes to regulations and mining law; increased reclamation obligations; title defects with respect to properties; and foreign exchange fluctuations.

METRIC EQUIVALENTS

For ease of reference, the following factors for converting metric measurements into imperial equivalents are provided:

To Convert from Metric	To Imperial	Multiply by

Hectares	Acres	2.471
Metres	Feet (ft.)	3.281
Kilometres (km)	Miles	0.621
Tonnes	Tons (2000 pounds)	1.102
Grams/tonne	Ounces (troy/ton)	0.029

GLOSSARY OF TERMS

S.E.C Industry Guide	National Instrument 43-101

Reserve: That part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination. The United States Securities and Exchange Commission requires a final or full Feasibility Study to support either Proven or Probable Reserves and does not recognize other classifications of mineralized deposits.	Mineral Reserve: The economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Proven Reserves: Reserves for which a quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes, grade and/or quality are computed from the results of detailed sampling and measurement, are spaced so closely and the geologic character is so well defined that size, shape, depth, and mineral content of reserves are well established.	Proven Mineral Reserve: The economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Probable Reserves: For which quantity and grade and/or quality are computed from information similar to that used for proven reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.	Probable Mineral Reserve: The economically mineable part of an indicated, and in some circumstances, a Measured Mineral Resource, demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

ARTC - Alberta Royalty Tax Credit.

Alteration - any change in the mineral composition of a rock brought about by physical or chemical means.

Amphibolite - a metamorphic rock that may have originated as a basalt lava flow or mafic dike/sill.

Arsenopyrite - the most common arsenic mineral and principal ore of arsenic; occurs in many sulfide ore deposits, particularly those containing lead, silver, and gold.

Assaying - laboratory examination that determines the content or proportion of a specific metal (ie: silver) contained within a sample. Technique usually involves firing/smelting.

Autoclave - a high pressure and temperature vessel for oxidizing refractory ore. Ore or concentrate is fed into the strong vessel and placed under high pressure and temperature conditions with elevated oxygen levels to liberate the gold or base metals.

Bbls - barrels; 34.972 Imperial gallons per barrel or 42 U.S. gallons per barrel.

BCF - billion cubic feet.

BOPD - barrels of oil per day.

Batholith - a very large intrusive mass of igneous rock.

Boudinage - a structure common in strongly deformed sedimentary and metamorphic rocks, in which an original continuous competent layer or bed has been stretched, thinned, and broken at regular intervals into bodies resembling boudins or sausages.

BQ Drill - a drill having a core diameter of 36.5 mm and a hole diameter of 60 mm.

Bulk Sample - a collection of representative mineralized material whose location, geologic character and metal assay content can be determined and then used for metallurgical or geotechnical testing purposes.

Carbon-in-pulp - a method of recovering gold and silver from pregnant cyanide solutions by absorbing the precious metals within the solution onto granules of activated carbon.

Care and Maintenance Basis - in reference to mining means the indefinite suspension of all operations except those services and personnel necessary to insure the safeguarding of mining property and assets against controllable acts.

Carried Interest - the Company’s working interest share of capital and operating costs are paid by another party for a specified period of time or until a specific event occurs.

Chalcopyrite - a sulphide mineral of copper and iron.

Clastic - fragments of minerals and rocks that have been moved individually from their places of origin.

Core Samples - the cylindrical form of rock called “core” that is extracted from a diamond drill hole. Mineralized sections are separated and these samples are sent to a laboratory for analysis.

Cross-cut - a horizontal opening driven from a shaft or haulage drift at an oblique or right angle to the strike of a vein or other orebody.

Cut-off Grade - the lowest grade of mineralized material that qualifies as reserve in a deposit (ie: contributing material of the lowest assay that is included in a reserve estimate).

Cut Value - applies to assays that have been reduced by a statistically determined maximum to prevent erratic high values from inflating the average.

“Developed” or “Development” - in oil and gas refers to land to which proved or probable reserves have been assigned, with any wells drilled in a developed area specified as development wells.

Diamond Drilling - a type of rotary drilling in which diamond bits are used as the rock-cutting tool to produce a recoverable drill core sample of rock for observation and analysis.

Dip - the angle that a structural surface, a bedding or fault plane, makes with the horizontal, measured perpendicular to the strike of the structure.

Disseminated - where minerals occur as scattered particles in the rock.

Dore - the final saleable product from a gold mine.

Drift - a horizontal underground opening that follows along the length of a vein or rock formation.

Dry Well - a well found to be incapable of producing hydrocarbons in quantities sufficient to justify completion of the well.

Electrowinning - the process of recovering metal from solution by electrolysis.

Environmental Baseline Study - a geotechnical study that monitors and establishes the numerous naturally occurring base levels present within a specific area/environment. These can include: water chemistry, flora and fauna.

Epithermal - low temperature hydrothermal process or product.

Exploration - work involved in searching for ore, from prospecting to diamond drilling or driving a drift.

Exploration Wells - wells drilled to find hydrocarbons in an unproved area.

Face - the end of a drift, crosscut or stope in which work is taking place.

Facies - the character and composition of sedimentary deposits.

Fault - a fracture or break in rock along which there has been movement.

Feasibility Study - is a definitive study of the viability of a mineral project by a qualified professional that defines: (1) mining methods, pit configuration, mine scheduling, mine equipment and all related costing, (2) method of mineral processing and all related plant, equipment and costing, (3) necessary determination of all infrastructure required and relevant costs and (4) all requirements of government and markets for mine operation. A definitive financial analysis of the mineral project taking into consideration all relevant factors, which will establish the presence of a Mineral Reserve and the details of its economic viability.

Felsic - an adjective describing an igneous rock having mostly light colored minerals and rich in silica, potassium and/or sodium rich aluminosilicated minerals.

Fire Assay - the assaying of metallic minerals by use of a miniature smelting procedure with various agents.

Footwall - the rock on the underside of a vein or ore structure.

Fracture - a break or crack in rock.

Fracture-controlled - a type of mineralization where circulating fluids deposit minerals preferentially upon fracture planes within a rock mass.

Gabbro - a coarse-grained, crystalline, dark igneous rock.

Geochemistry - the study of the chemical properties of rocks.

Geophysical Survey - a scientific method of prospecting that measures the physical properties of rock formations. Common properties investigated include magnetism, specific gravity, electrical conductivity and radioactivity.

Gneiss - a layered or banded crystalline metamorphic rock, the grains of which are aligned or elongated into a roughly parallel arrangement.

Grade - the metal content of rock with precious metals, grade can be expressed as troy ounces or grams per tonne of rock.

Gross - in reference to land or wells means a 100% interest. When referring to the Company’s natural gas, crude oil, and natural gas liquids production, it means total projected production or reserves from the property.

Gross Reserves - total remaining projected production from a 100% interest in the applicable property.

Head Grade - the average grade of ore fed into a mill.

Highwall - the unexcavated face of ore in an underground stope.

Hydrothermal - the products or the actions of heated waters in a rock mass such as a mineral deposit precipitating from a hot solution.

Hydrothermal Alteration - the process by which heated or superheated water/solutions alter the chemistry of the rocks they circulate through.

ICA - Investment Canada Act

Igneous - a primary type of rock formed by the cooling of molten material.

Indicated Resource - in reference to minerals, means quantity and grade and (or) quality are computed from information similar to that used for measured resources, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for resources, is high enough to assume continuity between points of observation.

Inferred Resource - in reference to minerals, means estimates are based on an assumed continuity beyond measured and (or) indicated resources, for which there is geological evidence. Inferred resources may or may not be supported by samples or measurements.

Intrusion; Intrusive - molten rock that is intruded (injected) into spaces that are created by a combination of melting and displacement.

Lens - a body of ore that is thick in the middle and tapers towards the ends.

Liquids - natural gas liquids, which primarily consist of propane, butane and condensate.

LT - long tons.

Mafic - igneous rocks composed mostly of dark, iron-and magnesium-rich minerals.

MCF - thousand cubic feet.

MLT - thousands of long tons.

MMCF - millions of cubic feet.

MSTB - thousands of stock tank barrels.

Mesothermal - a hydrothermal mineral deposit formed at considerable depth and in the temperature range of 200 to 300 degrees C (Celsius).

Measured Resources - in reference to minerals, means a quantity is computed from dimensions revealed in outcrops, trenches, workings, or drill holes; grade and (or) quality are computed from the results of detailed sampling. The sites for inspection, sampling, and measurement are spaced so closely and the geological character is so well defined that size, shape, depth and mineral content of the resource are well established.

Metamorphosed Rocks - rocks that are changed in character by processes of intense heat and pressure deep within the earth’s crust.

Metallurgy - the study of the extractive processes which produce minerals from their host rocks.

Metallurgical Tests - scientific examinations of rock/material to determine the optimum extraction of metal contained. Core samples from diamond drill holes are often used as representative samples of the mineralization for this test work.

Mineral - a naturally formed chemical element or compound having a definitive chemical composition and usually a characteristic crystal form.

Mineralization - a natural concentration in rocks or soil of one or more metalliferous minerals.

Muck - ore or rock that has been broken by blasting.

Muskeg - a thick deposit of decayed vegetable matter forming swampy areas.

Net Profit Interest - a phrase used to describe a royalty payment made by a producer of metals based on a percentage of revenue from production, less deduction of the costs of commercial production, including exploration, capital and operating costs.

Net Smelter Return Royalty/ NSR Royalty - a phrase used to describe a royalty payment made by a producer of metals based on gross metal production from the property, less deduction of certain limited costs including smelting, refining, transportation and insurance costs.

Pillar - a block of solid ore or other rock left in place to structurally support the shaft, walls or roof of a mine.

Plunge - the vertical angle a linear geological feature makes with the horizontal plane.

Porphyry - any igneous rock in which relatively large crystals are set in a fine-grained groundmass.

Prefeasibility Study - a comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established, and where an effective method of mineral processing has been determined. This Study must include a financial analysis based on reasonable assumptions of technical engineering, operating, and economic factors, which are sufficient for a Qualified Person acting reasonably, to determine if all or part of the Mineral Resource may be classified as a Mineral Reserve.

Pulp - a mixture of ground ore and water.

Pyrite - an iron sulphide mineral (FeS2), the most common naturally occurring sulphide mineral.

Pyrrhotite - a bronze-colored, often magnetic iron sulphide mineral.

Raise - a vertical or inclined underground working that has been excavated from the bottom upward.

Quartz - crystalline silica; often forming veins in fractures and faults within older rocks.

Quartz Monzonite - a coarse grained, quartz rich igneous rock usually occurring as a smaller rock mass associated with major granitic bodies.

Recovery Rate - the percentage of valuable metal in the ore that is recovered by metallurgical treatment.

Refractory - ore that resists the action of chemical reagents in the normal treatment processes and which may require pressure leaching or other means to affect the full recovery of the valuable minerals.

Resource - a concentration of mineral material in such form and amount that economic extraction of a commodity from the concentration is currently or potentially feasible. Locations, grade, quality or quantity are estimated from specific geologic evidence.

Reverse Circulation Drilling (RC) - a drilling method used in geological appraisals whereby the drilling fluid passes inside the drill stem to a down-the-hole percussion bit and returns to the surface outside the drill stem carrying the drill chip samples.

Roasting - to heat a refractory ore to drive off volatile substances or oxidize the ore. The oxidation of the ore liberates the gold.

Sericite - a fine-grained potassium mica found in various metamorphic rocks.

Shear Zone - a zone in which shearing has occurred on a large scale so that the rock is crushed and brecciated.

Showing - surface occurrence of mineral.

Shrinkage Stoping - any mining method in which broken ore is temporarily retained in the stope to provide a working platform and/or to offer temporary support to the stope walls during active mining.

Silification - the insitu alteration of a rock, which involves an increase in the proportion of silica minerals.

Sill - an intrusive sheet of igneous rock of roughly uniform thickness that has been forced between the bedding planes of existing rock; the initial horizontal drift along the strike of the ore vein.

Specific Gravity - the ratio between the weight of a unit volume of a substance and that of water.

Splay - one of a series of divergent small faults or fractures at the extremities of a major fault.

STB - stock tank barrels equals 34.972 Imperial gallons or 42 U.S. gallons.

Stope - an underground excavation from which ore has been extracted, either above or below a level. Access to stopes is usually by way of adjacent raises.

Stratigraphy - the sequence of bedded rocks in a particular area.

Supergene Effects - the near surface effect of the water/solutions percolating down from the earth’s surface (weathering); these solutions can dissolve minerals at the surface and then reconcentrate at depth.

Synform - a fold whose limbs close downward in strata for which the stratigraphic sequence is unknown.

Tailings Pond - a low-lying depression used to confine tailings, the prime function of which is to allow enough time for heavy metals to settle out or for cyanide to be destroyed before water is discharged into the local watershed.

Tonne - a metric ton or 2,204 pounds.

Tourmaline - a complex, crystalized silicate containing boron.

Trenching - the process of exploration by which till is removed from a trench cut from the earth’s surface.

Undeveloped Acreage - in reference to oil and gas reserves, means land to which no proven or probable reserves have been assigned.

Unitized - the consolidation of several producing leases into one operating unit; is usually undertaken to enable greater recovery of natural gas, crude oil and liquids because it allows for more economical operations.

Vein - a thin, sheet-like, cross-cutting body of hydrothermal mineralization, principally quartz.

Volcanics - those originally molten rocks, generally fine grained, that have reached or nearly reached the Earth’s surface before solidifying.

Waste - barren rock in a mine, or mineralized material that is too low in grade to be mined and milled at a profit.

Waterflood - a method of secondary recovery in which water is injected into an oil reservoir to force additional oil out of the reservoir rock and into the well bore of producing wells.

Weighted Average Exercise Price - the average price calculated when the grant price of each employee’s stock option is multiplied by the number of options for each option grant price. The result is summed and the total divided by the sum of the options granted.

Weighted Average Remaining Life - the average remaining life of employee stock options outstanding calculated when the remaining life of each employee’s stock options are multiplied by the number of options for each grant price. The result is summed and the total divided by the sum of the options granted.

Working interest or WI - in reference to oil and gas reserves, means the interest held by Claude in land or wells. This interest normally bears its proportionate share of capital and operating costs as well as royalties or other production burdens. The working interest percentage is expressed before royalty interests.

Working Interest Reserves - in reference to oil and gas reserves, means the remaining reserves of the property multiplied by the Company’s percentage working interest.

Part I

Item 1. Identity of Directors, Senior Management and Advisers

This Form 20F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

Item 2. Offer Statistics and Expected Timetable

This Form 20F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

Item 3. Key Information

A. Selected Financial Data

The following table summarizes selected consolidated financial data for the Company (stated in thousands of Canadian dollars, except per share amounts) prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The table also summarizes certain corresponding information prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”). The information in the table was extracted from the more detailed consolidated financial statements for the years presented. Information for the 2000 through 2002 financial years should be read in conjunction with the consolidated financial statements of the Corporation included in this annual report and with the information appearing under the heading “Item 5 - “Operating and Financial Review and Prospects”. Reference is made to Note 19 of the December 31, 2002 consolidated financial statements of the Company included herein for a discussion of the material differences between Canadian GAAP and U.S. GAAP, and their effect on the Company’s financial position and results of operations.

	2002	2001	2000	1999	1998
	Canadian Dollar Thousands (except number of common shares and per share amounts)

Revenue ($)	27,406	28,548	33,466	28,746	32,452

Net earnings (loss)

Canadian GAAP ($)	(1,509)	(2,183)	(48,723)	2,260	2,654

U.S. GAAP ($)	(3,041)	(1,697)	(25,615)	N/A	N/A

Wtd. Average Shares Outstanding	46,919,331	40,622,346	38,963,975	31,309,553	25,432,418

Share Capital

Canadian GAAP ($)	24,525	18,362	56,893	55,996	46,982

U.S. GAAP ($)	79,899	73,736	72,211	N/A	N/A

Earnings (loss) per share(1)

Canadian GAAP ($)	(0.03)	(0.05)	(1.25)	0.07	0.10

U.S. GAAP ($)	(0.06)	(0.04)	(0.66)	N/A	N/A

12

	2002	2001	2000	1999	1998
	Canadian Dollar Thousands (except number of common shares and per share amounts)

Total Assets

Canadian GAAP ($)	34,683	28,670	30,973	78,817	72,875

U.S. GAAP ($)	32,718	27,421	29,644	N/A	N/A

Liabilities

Canadian GAAP ($)	6,486	5,127	6,716	6,734	12,066

U.S. GAAP ($)	6,926	5,116	6,716	N/A	N/A

Net Assets

Canadian GAAP ($)	28,197	23,543	24,257	72,083	60,809

U.S. GAAP ($)	25,792	22,305	22,928	N/A	N/A

(1)	No material difference between basic and diluted amounts.

Quarterly Information

Selected unaudited consolidated financial information for the last eight quarters ended December 31, 2002 in thousands of Canadian dollars (except per share amounts) is set forth below:

	Dec. 31,	Sept. 30,	June 30,	Mar. 31,	Dec. 31,	Sept. 30,	June 30,	Mar. 31,
	2002	2002	2002	2002	2001	2001	2001	2001

Revenue ($)	9,795	6,956	5,486	5,169	6,295	6,522	7,843	7,888

Net earnings (loss) ($)	1,709	(200)	(1,044)	(1,974)	(284)	(698)	(778)	(423)

Earnings (loss) per share ($)(1)	0.04	-	(0.02)	(0.05)	(0.01)	(0.02)	(0.02)	(0.01)

(1)	No difference between basic and diluted amounts.

The Company has paid no dividends on its common shares since incorporation and does not anticipate doing so for the foreseeable future.

Exchange Rate Data

Unless otherwise indicated, all monetary references herein are denominated in Canadian dollars.

The following table sets forth the average rates of exchange for one U.S. dollar expressed in terms of Canadian dollars in effect on the last day of the month in each of the last five years, and the range of high and low exchange rates for such periods:

	For the Years ended December 31,
	2002	2001	2000	1999	1998

Average	1.57	1.55	1.49	1.49	1.48

High ($)	1.62	1.60	1.56	1.53	1.57

Low ($)	1.50	1.49	1.44	1.44	1.42

Year End Rate ($)	1.58	1.59	1.50	1.44	1.53

The following table sets forth the high and low exchange rates for one U.S. dollar expressed in terms of Canadian dollars for each of the last six months:

	For the Periods ended
	March 2003	February 2003	January 2003	December 2002	November 2002	October 2002

High for the month ($)	1.50	1.53	1.58	1.58	1.59	1.60

Low for the month ($)	1.46	1.48	1.52	1.55	1.55	1.56

Exchange rates are based upon the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York. As of May 15, 2003, the noon buying rate, as quoted by the Federal Reserve Bank of New York was CDN$/U.S. $1.3761.

B. Capitalization and Indebtedness

This Form 20F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

C. Reasons for the Offer and Use of Proceeds

This Form 20F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

D. Risk Factors

An investment in the common shares of the Company must be considered speculative due to the nature of the Company’s business and the present stage of exploration and development of its mineral deposit properties. In addition to the other information contained in the annual report, the following risk factors should be considered in evaluating the Company.

The Company is Involved in the Resource Industry which has Certain Inherent Exploration and Operating Risks

The level of profitability of the Company in future years will depend mainly on gold prices, the costs of production at the Seabee mine and whether any of the Company’s exploration stage properties can be brought to production. The exploration for and development of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. It is impossible to ensure that the current and future exploration programs on the Company’s mineral properties will establish reserves. Whether an ore body will continue to be commercially viable depends on a number of factors, some of which are the particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as metal prices, which cannot be predicted and which have been highly volatile in the past, mining costs, and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals, environmental protection and reclamation and closure obligations. The effect of these factors cannot be accurately predicted, but the combination of these factors may cause a mineral deposit that has been mined profitably in the past, such as the Seabee mine, to become unprofitable. The Company is subject to the risks normally encountered in the mining industry, such as unusual or unexpected geological formations, cave-ins or flooding. The Company may become subject to liability for pollution, cave-ins or other hazards against which it cannot insure or against which it may elect not to insure.

The development of gold and other mineral properties is affected by many factors, including the cost of operations, variations in the grade of ore, fluctuations in metal markets, costs of processing equipment and other factors such as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. Depending on the price of gold, the Company may determine that it is impractical to commence or, if commenced, to continue commercial production.

Non-Operator Status of Oil and Gas Properties

All of Claude’s oil and gas properties are operated by others, as such, the Company has little or no control over the operation of these assets. The Company relies on the operators to ensure they are following best industry practices and thereby mitigating potential risks. The risk factors found in the Company’s oil and gas properties are similar to those found for its gold assets. These include, inherent exploration and operating risks, volatility of crude oil and natural gas prices, fluctuations in the U.S. dollar vs. Canadian dollar exchange rate, environmental regulation and risk, uncertainty of reserve and resource estimates, governmental regulations, competition and insurance risks.

Persistent Low Gold Prices Could Cause Mine Operations to be Suspended or Shutdown and Negatively Affect the Company’s Profitability

The economics of developing gold and other metal properties are affected by many factors including the cost of operations, variations in the grade of ore mined and the price of gold or other metals. Depending on the price of gold, the Company may determine that it is impractical to commence or continue commercial production. The price of gold has fluctuated in recent years. During the year ended December 31, 2002, the market price for gold ranged from a low of U.S. $277 to a high of U.S. $349 with an average price of U.S. $310.

Any significant drop in the price of gold adversely impacts the Company’s revenues, profitability and cash flows. Also, sustained low gold prices can:

1.	Reduce production revenues as a result cutbacks caused by the stoppage of mining operations involving deposits or portions of deposits that have become uneconomic at the prevailing price of gold;
2.	Cause the stoppage or deferral of new mining projects;
3.	Decrease the amount of capital available for exploration activities;
4.	Reduce existing reserves by removing ore from reserves that cannot be economically mined at prevailing prices; or,
5.	Cause the write-off of an asset whose value is impaired by the low price of gold.

Gold prices may fluctuate widely and are affected by numerous industry factors, such as demand for precious metals; forward selling by producers; central bank sales and purchases of gold. Moreover, gold prices are also affected by macro-economic factors such as expectations for inflation, interest rates, currency exchange rates and global or regional political and economic situations. The current demand for and supply of gold affects gold prices, but not necessarily in the same manner as current demand and supply affect the prices of other commodities. The potential supply of gold consists of new mine production plus existing stocks of bullion and fabricated gold held by governments, financial institutions, industrial organizations and individuals. If gold prices remain at low market levels for a sustained period or further decline, the Company could determine that it is not economically feasible to continue mining operations or exploration activities.

There can be no assurance that the price of gold will remain stable or that such price will be at a level that will prove feasible to continue the Company’s exploration activities, or if applicable, begin development of its properties, or commence or, if commenced, continue commercial production.

Fluctuations in the U.S. Dollar vs Canadian Dollar Exchange Rate Could Negatively Impact Operating Results

The price of gold and oil and gas is denominated in U.S. dollars and, accordingly, the Company’s proceeds from operations from the Seabee mine and its oil and gas properties will be denominated and received in U.S. dollars. As a result, fluctuations in the U.S. dollar against the Canadian dollar could result in unanticipated fluctuations in the Company’s financial results, which are reported in Canadian dollars.

Unfavorable Government Regulatory Changes may Cause Cessation of Mining Operations and Exploration Activities

The Company’s exploration operations are affected to varying degrees by government regulations relating to mining operations, the acquisition of land, pollution control and environmental protection, safety, production and expropriation of property. Changes in these regulations or in their application are beyond the control of the Company and may adversely affect its operations, business and results of operations. Failure to comply with the conditions set out in any permit or failure to comply with the applicable statutes and regulations may result in orders to cease or curtail operations or to install additional equipment. The Company may be required to compensate those suffering loss or damage by reason of its operating or exploration activities.

Currently, all of the Company’s properties are subject to the jurisdiction of the federal laws of Canada, the provincial laws of Manitoba, Alberta, Saskatchewan, and Ontario as well as local laws where they are located. Mineral exploration and mining may be affected in varying degrees by government regulations relating to the mining industry. Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business.

Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, foreign exchange controls, income taxes, expropriation of property, environmental and mine safety legislation.

Stricter Government Environmental Policies may Materially Affect Operating Results and/or Delay Projects

In connection with its operations and properties, the Company is subject to extensive and changing environmental legislation, regulation and actions. The Company cannot predict what environmental legislation, regulation or policy will be enacted or adopted in the future or how future laws and regulations will be administered or interpreted. The recent trend in environmental legislation and regulation generally is toward stricter standards and this trend is likely to continue in the future. The recent trend includes, without limitation, laws and regulations relating to air and water quality, mine reclamation, waste handling and disposal, the protection of certain species and the preservation of certain lands. These regulations may require obtaining permits or other authorizations for certain activities. These laws and regulations may also limit or prohibit activities on certain lands lying within wetland areas - areas providing for habitat for certain species and other protected areas. Compliance with more stringent laws and regulations, as well as potentially more vigorous enforcement policies or stricter interpretation of existing laws, may necessitate significant capital outlays, may materially affect the Company’s results of operations and business, or may cause material changes or delays in the Company’s intended activities.

Currently, the Company has estimated $3.0 million in reclamation for certain of its properties as follows: Seabee mine - $1.3 million; Tartan Lake mine - $1.0 million; and Madsen mine - $700,000. As of December 31 2002, $767,000 of Seabee’s assurance requirements have been funded and it is expected that the remaining $500,000 will be funded in 2003. The Madsen properties’ assurance has been funded via letters of credit as detailed in Note 9 in the Company’s audited December 31, 2002 Financial Statements. There are no funding requirements for the Tartan Lake mine.

Imprecise Ore Reserves and Ore Grade Estimates may Negatively Impact Gold Production and Operating Profitability

Although the Company has assessed the mineral reserve and mineral resource estimates contained in this document and believes that the methods used to estimate such mineral reserves and mineral resources are appropriate, such figures are estimates. As well, estimates of mineral reserves and mineral resources are inherently imprecise and depend to some extent on statistical inferences drawn from limited drilling, which may prove unreliable. This risk is mitigated to some extent, by utilizing consultants to annually provide independent assessments of the Company’s estimates. Furthermore, the indicated level of recovery of gold may not be realized. Market price fluctuations of gold may render reserves and deposits containing relatively lower grades of mineralization uneconomic. Moreover, short-term operating factors relating to the mineral reserves, such as the need for orderly development of the deposits or the processing of new or different grades, may cause mining operations to be unprofitable in any particular period.

During the first half of 2002 the Company completed production from the mine’s 2d structure. Gold recovery on the 2d structure had been less than that predicted in prior years reserve estimates. The overstating of the reserve grade had led to the mining of inappropriate widths and mining losses were higher than usual. This led to a decline in production and profitability in 2002 despite accessing higher grade ore from the B zone during the latter half of the year.

Inability to Raise Required Funding Could Cause Deferral of Projects and/or Dilution of Property Interests

As of December 31, 2002, the Company had bank indebtedness of approximately $1.6 million and working capital of $9.0 million. At the end of Fiscal 2002 (December 31st), the Company had a net loss of approximately $1.5 million; at the end of Fiscal 2001 (December 31st), the Company had a net loss of approximately ($2.2 million). The Company’s ability to continue its production, exploration and development activities depends in part on its ability to generate revenues from its operations or to obtain financing through joint ventures, debt financing, equity financing, and production sharing arrangements or other means.

There can be no assurance that the Company will generate sufficient revenues from its operations to meet its obligation as they become due or to obtain financing on acceptable terms, if at all.

The failure of the Company to meet its ongoing obligations on a timely basis could result in the loss or substantial dilution of its interest (as existing or as proposed to be acquired) in its properties. In addition, management estimates that $1 - $1.5 million is the annual expenditure required to fulfill the Company’s intended exploration programs.

Departures of Key Personnel may cause Managerial and Technical Difficulties

The Company strongly depends on the business and technical expertise of its management including: William R. MacNeill, Chairman of the Board; Arnie E. Hillier, Vice Chairman, CEO and CFO; Neil McMillan, President; Ray Gagnon, COO; and, Philip Olson, Vice-President Exploration. There is little possibility that this dependence will decrease in the near term. Investors must be willing to rely to a great extent on their discretion and judgment. The Company does not maintain key man insurance on any of its employees, nor does the Company have employment contracts with any of its employees.

Negative Market Response to Potential Shareholder Dilution Could Impact Share Price and New Equity Issues

As of December 31, 2002, there were employee options outstanding to purchase 2,430,000 common shares and 2,550,770 share purchase warrants outstanding. These options and warrants, if fully exercised, would constitute approximately 9.1% of the Company’s resulting share capital. The exercise of such options or warrants and the subsequent resale of such shares in the public market could adversely affect the prevailing share market price and the Company’s ability to raise equity capital in the future at a time and price which it deems appropriate. The

Company may also enter into commitments in the future which would require the issuance of additional common shares and the Company may grant additional share purchase warrants and stock options. Any share issuances from the Company’s treasury will result in immediate dilution to existing shareholders.

Industry Competition may Hinder Corporate Growth

The Company’s business is intensely competitive, and the Company competes with other mining and oil and gas companies, some of which have greater resources and experiences. Competition in the precious metals mining industry is primarily for mineral rich properties which can be developed and produced economically; the technical expertise to find, develop, and produce such properties; the labor to operate the properties; and, the capital for the purpose of financing development of such properties. Many competitors not only explore for and mine precious metals, but also conduct refining and marketing operations on a worldwide basis and some of these companies have much greater financial and technical resources than the Company. Such competition may result in the Company being unable to acquire desired properties, to recruit or retain qualified employees or to acquire the capital necessary to fund its operations and develop its properties. The Company’s inability to compete with other mining companies for these mineral deposits could have a material adverse effect on the Company’s results of operation and business.

Extreme and Persistent Weather Conditions could cause Operating and Exploration Difficulties

The Seabee mine, certain of the Company’s oil and gas properties and the Company’s exploration properties are all located in the northern portions of either Saskatchewan, Alberta, Ontario or Manitoba. Access to these properties and the ability to conduct work on them can be affected by adverse weather conditions. Adverse weather conditions can also increase the costs of both access and work on the Company’s properties.

Title to Company Properties could be Challenged with Potential Loss of Ownership

Acquisition of title to mineral properties is a very detailed and time-consuming process. The Company believes it has investigated title to all of its mineral claims and has obtained title opinions with respect to its most significant properties and, to the best of its knowledge, titles to all properties are in good standing. For the Madsen properties, the Company has searched title records for any and all encumbrances. For the Seabee Property, the Company has examined disposition search abstracts from the Saskatchewan Department of Industry and Resources, made inquiries to Saskatchewan Industry and Resources, reviewed lease files at Saskatchewan Industry and Resources, and received confirmation from Saskatchewan Environment.

The title to the Company’s properties could be challenged or impugned. The properties may have been acquired in error from parties who did not possess transferable title, may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects.

Uninsured Risks could Negatively Impact Profitability

In the course of exploration, development and production of mineral properties, certain risks, and in particular, unexpected or unusual geological operating conditions including rock bursts, cave-ins, fire and flooding and earthquakes may occur. It is not always possible to fully insure against such risks and the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increased costs and a decline in the value of the securities of the Company.

Issuance of Flow-Through Securities and the Potential Liabilities Associated with the Failure to Incur Defined Exploration Expenditures within a Certain Time Frame

Flow-through securities are securities of the Company which meet certain criteria and qualify for flow-through tax treatment for the purposes of the Income Tax Act (Canada). Qualification as a “flow-through share” enables the Company to renounce certain eligible resource expenditures incurred by the Company for the benefit of any investor who is a Canadian taxpayer. Once issued, the shares are common shares of the Company and are not differentiated from shares which were not flow-through shares on issue.

The Company has financed certain exploration activities primarily through the issuance of equity, including flow-through shares. See “Item 5.B - Operating and Financial Review and Prospects”.

Under the Income Tax Act (Canada), companies are permitted to issue flow-through shares pursuant to a written agreement under which the issuer agrees to incur certain eligible Canadian exploration expenses within the time frame specified in the agreement (generally, 12 to 24 months) and to flow-through or “renounce” the related tax deduction to the investor. The proceeds from the issuance of flow-through shares must be expended on “qualifying expenditures,” which are related to mineral exploration in Canada.

In the event that the Company is unable to make the renunciation or fails to expend the funds on qualifying exploration expenditures, the investor may be subject to reassessment for any related tax deduction taken by the investor and the Company could be liable to the investor for damages in an action for breach of contract. However, there is no right of rescission of the subscription contract that would result in a reversal of the share issuance. The investor may be entitled to damages (based on a breach of contract claim), which may include amounts related to the increased tax liability that the shareholder experienced resulting from the failure of the Company to renounce the contracted qualifying expenditures. In addition, the Company could be required to pay a penalty and interest to the Government of Canada for failure to make and renounce such qualifying expenditures, within prescribed time limits.

Although the Company believes it will make the qualifying expenditures and renounce the related tax deduction for the benefit of the purchasers of its flow-through shares, there can be no assurance that the Company will make the qualifying expenditures or renounce such deductions in a timely manner. The failure to make the qualifying expenditures or to renounce such deductions in a timely manner could have a material adverse effect on the Company’s business or its ability to raise additional financing through the issuance of flow-through shares.

The Company is Classified as a “Penny Stock” with Rules that may Defer Trading Activity

The Company’s stock is subject to “penny stock” rules as defined in 1934 Securities and Exchange Act rule 3a51-1. The Commission has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. The Company’s common shares are subject to these penny stock rules. Transaction costs associated with purchases and sales of penny stocks are likely to be higher than those for other securities. Penny stocks generally are equity securities with a price of less than U.S. $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer’s account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the Company’s common shares in the United States and shareholders may find it more difficult to sell their shares.

Due to the Company’s Canadian Jurisdiction, Investors may be Deterred from Trading Company Stock as it may be Difficult for U.S. Investors to Effect Service of Process Against the Company

The Company is incorporated under the laws of Canada. All of the Company’s directors and officers are residents of Canada and all of the Company’s assets and its subsidiary are located outside of the United States. Consequently, it may be difficult for United States investors to effect service of process in the United States upon the Company’s directors or officers or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934, as amended. A judgment of a U.S. court predicated solely upon such civil liabilities may be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities.

Conflicts of Interest

Certain of the directors of the Company are also directors and officers of other companies engaged in mineral exploration and development and mineral property acquisitions. Accordingly, mineral exploration opportunities or prospects of which such persons become aware will not necessarily be made available to the Company. Although such persons have been advised of their fiduciary duties to the Company, there exist actual and potential conflicts of interest among these persons and situations could arise in which their obligations to or interests in other companies could detract from their efforts on behalf of the Company.

Item 4. Information on the Company

A. History and Development of the Company

Claude Resources Inc. was incorporated as a private corporation under the Canada Business Corporations Act (the “CBCA”) on March 26, 1980 and was converted to a public company by Articles of Amendment dated September 16, 1980. The Articles of Claude were restated by Restated Articles of Incorporation dated November 14, 1988. Articles of Reorganization dated November 8, 1993 were filed by Claude pursuant to the CBCA, which resulted in all then issued and outstanding 7.5% Convertible Redeemable First Preferred Shares, Series I in the capital of the Company being changed into Common Shares. By Articles of Amendment dated October 23, 1996, the Company’s Articles were amended to give the directors the ability to appoint additional directors to the board, not to exceed one-third of the number of directors elected at the previous annual meeting of shareholders.

During 1998, the Company acquired 100% of the issued and outstanding common shares of Madsen Gold Corp. (“Madsen”) pursuant to a take-over bid offer made by Claude on March 13, 1998 (the “Take-over Offer”).

During 1998, the Company acquired all of the outstanding shares of 3377474 Canada Inc., owner of the mineral property, mill and equipment related to the Tartan Lake gold mine.

Claude amalgamated, effective January 1, 2000, with its subsidiaries Madsen Gold Corp. and 3377474 Canada Inc. The amalgamated company will continue to carry on business under the name Claude Resources Inc. Prior to the amalgamation, Claude dissolved three of its remaining subsidiaries. The subsidiaries dissolved were Centaur Mining Contractors Corp., Jael Explorations Limited (“Jael”) and RSGM Exploration Limited (“RSGM”), both Jael and RSGM were wholly-owned subsidiaries of Madsen. Following dissolution, the remaining assets of these subsidiaries were transferred to Claude. The amalgamation and dissolutions are intended to reduce the administrative and corporate governance requirements and expense associated with maintaining a number of different corporations.

The registered office of the Company is located at 1500, 410 - 22nd Street East, Saskatoon, Saskatchewan S7K 5T6. Its principal executive office is located at 200, 224 - 4th Avenue South, Saskatoon, Saskatchewan S7K 5M5, Telephone: (306)668-7505.

During the last three years ended December 31, 2002, the Company spent approximately $22.5 million on principal capital expenditures related to its properties, plant and equipment including $8.9 million spent during the year ended December 31, 2002. Details of these principal capital expenditures are set forth in the table below:

20

	2002	2001	2000
	Canadian Dollar Thousands

Seabee mine development ($)	5,749	3,280	4,001
Exploration expenditures ($)	1,419	113	137
Plant and equipment additions ($)	1,742	1,408	1,421
Madsen exploration expenditures ($)	-	-	3,258

Total ($)	8,910	4,801	8,817

Further details concerning the principal capital expenditures currently in progress are set forth under the Company’s description of each project under “4D. Property, Plants and Equipment”.

B. Business Overview

The Company is engaged in the acquisition, exploration, and development of precious metal properties, the acquisition and development of oil and gas properties, and the production and marketing of minerals, oil, liquids and natural gas. The majority of Claude’s mineral properties are in northern Saskatchewan, northern Manitoba and northwestern Ontario. The majority of Claude’s oil and gas properties are in Alberta, with some property interests in southeastern Saskatchewan.

Claude Resources is the sole owner and operator of the Seabee mine located 125 kilometres northeast of LaRonge, Saskatchewan. This operation has been in production since December 1991 producing nearly 600,000 ounces of gold to December 31, 2002.

In 2002, gold sales from the mine were approximately 41,500 ounces compared to 46,300 ounces in 2001 and 58,300 ounces in 2000.

During 1998, the Company acquired all the issued and outstanding share capital of Madsen Gold Corp. which owned the Madsen mine and properties located in the Red Lake district of northwestern Ontario.

In December 2000, Claude entered into an option/joint venture agreement with Placer Dome whereby Placer could earn a 55% interest in the Madsen project by spending CDN $8.2 million within three years and delivering a positive feasibility study by the end of 2005. This option agreement was amended effective January 1, 2002 whereby Placer now has until the end of 2006 to earn a 55% working interest in the Madsen properties under the same terms and conditions as described above.

The Company through its wholly-owned subsidiary, 574095 Alberta Ltd. (“574095”), operated by others, owns and administers its oil, liquids & gas property interests in Alberta. These properties combined with oil interests in southeastern Saskatchewan produced 83,200 barrels of oil and liquids (2001 - 87,500 barrels; 2000 - 100,300 barrels) and 886,200 MCF of gas (2001 - 951,400 MCF; 2000 - 1,005,000 MCF) in 2002.

A description of the Company’s properties and its operations at certain properties is found under “4D. Property, Plants and Equipment”.

For the last three fiscal years ended December 31, 2002, gold sales accounted for 74%, 68% and 72% of the Company’s revenues while oil, liquids and gas sales accounted for 26%, 32% and 28%.

Operations are not seasonal as both gold and oil and gas are produced year round. The Company’s products are commodities for which there is an active market and are not differentiated from the products of other competitors. Therefore, the Company conducts no special marketing for its products and its revenue is largely determined by prevailing market prices. The Company’s oil and gas interests are in wells operated by others and the Company has no active management in the production of or the marketing of the oil and gas produced.

The Company is not dependent upon any patents, licenses or new manufacturing processes, nor is it dependent upon any financial contracts other than those entered into in the ordinary course of its business.

A statement regarding the Company’s competitive position is disclosed in “Item 3 - Key Information”, under “Industry Competition may Hinder Corporate Growth” of the section titled “Risk Factors”.

A description of the material effects of government regulations on the Company’s business is disclosed in “Item 3 -Key Information”, under “Unfavorable Government Regulatory Changes may Cause Cessation of Mining Operations and Exploration Activities” and “Stricter Government Environmental Policies may Materially Affect Operating Results and/or Delay Projects” in the section titled “Risk Factors”.

C. Organizational Structure

The following chart illustrates Claude’s subsidiary, together with the jurisdiction of incorporation of each Company and the percentage of voting securities held:

CLAUDE RESOURCES INC. (Canada)

100%

574095 Alberta Ltd. (Alberta)

D. Property, Plants and Equipment

Mineral Properties

The Company’s mineral property portfolio includes Seabee, a producing gold mine, and a portfolio of exploration properties in Canada, most of which are located in the Provinces of Saskatchewan, Manitoba and Ontario. The Company has assembled the majority of its property portfolio around three areas - the Seabee mine in Saskatchewan, the Tartan Lake mine in Manitoba and the Madsen mine in Ontario. At each of the three sites, Claude owns a mill and equipment that could potentially be used to process ore from any economic ore body found within the portfolio of properties clustered around it; either by relocating the mill and equipment to the economic ore body or by transporting the ore to the current mill site. At the present time, only the Seabee mine contains an economic body of ore and is producing gold. The other two properties are at the exploration stage and the mills and equipment are presently shutdown and not in operation.

CLAUDE ASSET LOCATIONS

Except for the Seabee mine, all of the Company’s properties are at the exploration stage and do not contain any proven ore bodies. Among the Company’s exploration projects, several are considered “core projects” and will receive the majority of the Company’s exploration budget and focus for the foreseeable future.

Seabee Mine

The Seabee mine is located at Laonil Lake, Saskatchewan, approximately 125 kilometres northeast of the town of La Ronge. Claude commenced commercial production at the mine in December, 1991. Since start-up, the mine has produced 570,289 ounces of gold including 41,500 ounces sold in 2002.

SEABEE PROPERTY

Property Description and Access

The Seabee mine produces gold from two different but contiguous properties. The original ten quartz claims covering the mine site were consolidated into a single mineral lease (ML 5519) of approximately 201 hectares granted by the Crown on November 25, 1999. In November 1994, the Company entered into an option agreement to acquire a 100% working interest, subject to a 30% Net Profits Interest, in the surrounding Currie Rose property. After fulfilling the conditions in the option agreement and obtaining a 100% interest in the property, a portion of the claims were converted to a mineral lease (ML 5520) on January 1, 1999. The mining leases were renegotiated in June of 2002 and expire in 2025.

The mine is located in the La Ronge Mining District at the north end of Laonil Lake approximately 125 kilometres northeast of the town of La Ronge, Saskatchewan and about 150 kilometres northwest of Flin Flon, Manitoba.

Topography of the region is characterized by low rocky ridges interspersed with lakes and muskeg. Temperature in the region typically ranges from -13 degrees Fahrenheit (-25 degrees Celsius) in January to 62 degrees Fahrenheit (17 degrees Celsius) in July. Mean annual precipitation is approximately 20 inches per year which includes snowfall from late October to mid-April.

Access to the minesite is by fixed wing aircraft from La Ronge or Flin Flon to a 3,000 foot airstrip located on the property. Equipment and bulky or heavier supplies are trucked to the site via a 60 kilometre winter road from Brabant Lake on Highway 102. The winter road is typically in use from January through March.

The Seabee operation directly supports a workforce of 160 employees with permanent camp facilities. Electrical power is provided by a transmission line to the mine by the provincial power authority while backup power is provided by diesel generators.

Property Royalties

The Company has a 100% interest in both the Seabee and Currie Rose properties. However, production from the Currie Rose is subject to a 30% Net Profits Interest (NPI) in favor of Currie Rose for the first $1,000,000 of profits received by Claude from the property in a fiscal year, which is reduced to a 25% NPI for any additional profits received by Claude during that fiscal year. Prior to Currie Rose receiving any of the NPI, Claude is entitled to first recover from the NPI the Currie Rose portion of capital, development and operating costs related to the production of that ore. Claude is also entitled to subtract the interest on Currie Rose’s operating costs which is charged at prime plus 1.5% based upon the previous month’s outstanding balance. As at December 31, 2002, the cumulative deficiency of Currie Rose’s share of these capital and operating costs totaled approximately $7.4 million. Since commencing commercial gold production, a total of 577,695 tonnes of ore have been processed from the Currie Rose property, from which a total of 120,306 ounces of gold have been recovered.

Royalties to the Crown of 5% on the first million ounces of production escalating to 10% thereafter on net operating profits become payable once capital and exploration costs are recovered. At current and anticipated production rates, Crown royalty payments are not expected to be required for several more years. To date, there have been no royalty taxation payments made on this property to the Crown.

History

Gold was first discovered around Laonil Lake in 1947 by prospectors acting on behalf of Cominco. Between 1947 and 1950, Cominco conducted an extensive program of prospecting, trenching, geological mapping and diamond drilling. The latter activity involved 79 holes totaling 4,414 metres and identified four gold-bearing structures or zones on the property.

The property remained dormant until 1974, although in 1958 Cominco applied for and was granted 10 Quartz Mining Leases covering the property. In 1961, Cominco drilled 2 shallow holes of 41 metres as part of an overall review of the known property data. This review allowed Cominco to estimate the property contained a small gold resource. Cominco resumed exploration in 1974 and drilled 16 holes totaling 458 metres to test additional vein structures. In 1982-83, Cominco resumed work and drilled 3,776 metres in 20 holes, but they did not complete the entire program as Cominco sold the property to BEC International Corporation who subsequently reached an agreement with Claude Resources Inc. who became the beneficial owner.

After its acquisition of the Seabee property, Claude drilled 3 holes totaling 226 metres to corroborate Cominco’s prior work and property estimates. In June 1985, Claude optioned the property to Placer Dome. Placer carried out an extensive exploration program, which included geologic mapping, trenching and stripping, geophysical, geochemical, environmental and metallurgical studies, as well as both surface and underground drilling: 95 surface drill holes were completed; 72 underground drill holes were drilled from an underground exploration decline on Zone 2. The decline was 305 metres long and diamond drill stations were cut from one of two drives. At the completion of this program, Placer determined the property did not meet its criteria for development and allowed its option on the Seabee property to expire in June 1988 and returned the property to Claude.

After the return of the property, Claude initiated geological compilation and analytical studies designed to correlate and substantiate the work done by Placer Dome. The Company engaged Cominco Engineering Services Limited to conduct bulk sampling and drilling as part of a feasibility study. A.C.A. Howe International Limited (“A.C.A. Howe”) completed a reserve estimate for the property in December 1988 and Cominco Engineering submitted a positive Feasibility Study in August, 1989 and subsequently revised the study in May, 1990. At that time, Claude made the decision to put the deposit into production and construction of the mine began in the summer of 1990. Mining commenced at Seabee in December, 1991.

Regional and Property Geology

Northern Saskatchewan forms part of the Churchill Province of the Canadian Shield. It has been subdivided into a series of lithostructural crystal units and the section containing the Seabee mine has been termed the Glennie Lake domain. This domain includes both sediment-and volcanic-derived rocks. The mine is located within the eastern contact area of the Laonil Lake Intrusive Complex, a roughly triangular shaped metagabbroic intrusive body. All rocks are deformed and have been regionally metamorphosed at conditions of middle amphibolite facies.

The Seabee property is underlain by the Laonil Lake metagabbro. Numerous quartz-tourmaline bearing mineralized shear structures traverse the complex forming a complicated shear system. The vein structures dip steeply, generally strike at 70 degrees and exhibit extreme splay structures. Although the predominant trend is around 70 degrees, sub-parallel to the Laonil Lake Shear Zone, northwesterly structures have also been encountered. Vein mineralogy is dominantly quartz with pyrite, pyrrhotite and chalcopyrite with accessory tourmaline and carbonate. Silicification is the most common alteration type. Gold mainly occurs in the free form as flakes and films replacing pyrite or at sulphide boundaries. The higher grade gold values are often associated with sections rich in sulphides or at vein junctions.

Mine Details

Construction of the Seabee mine began in 1990, the mill was completed in late 1991 with gold production commencing in December of that year. The mine hosts permanent facilities to support all mining operations and personnel. Seabee employs approximately 160 workers of whom approximately 100 are on site at any given time, subject to seasonal adjustments. Approximately 80 persons are employed in the mill, maintenance, electrical, catering, surface, diamond drilling and technical services areas, on a two week-in and two week-out rotation. The remaining 80 people are employed in the underground operations, the majority on a 28 day-in and 14 day-out rotation. Camp facilities on site are capable of accommodating in excess of 110 people and are supported by a full complement of dining and recreation facilities.

Underground mining is conducted by Centaur Mining Contractors (“Centaur”), a division of Claude Resources Inc. The Company utilizes the shrinkage stope mining method to mine its ore body at the Seabee mine. Shrinkage or shrinkage stoping refers to any mining method in which broken ore is temporarily retained in the stope to provide a working platform and/or to offer temporary support to the stope walls during active mining. Since ore “swells” when broken (blasted ore increases its occupied volume by approximately 70%), it is necessary to shrink the muck pile a corresponding amount by drawing some of the broken ore out as the stope is advanced upward.

The illustration below describes the general approach to shrinkage stoping:

The zones currently being mined are accessed by a 3.4 by 4.5 metre ramp to the 600 metre level. Mining efforts are currently being focused on the 2b and 2c zones at depth and to a lesser extent on the Currie Rose property (described separately). The shaft and hoisting facility, commissioned in the fourth quarter of 1997, provides ore and waste transport to surface as deep as the 395 metre level. Approximately 750 tonnes per day of ore and waste are moved to the ore and waste pass system and hoisted to surface with the ore then conveyed to the mill. The milling capacity of the Seabee mill was increased in 1997 to its current processing capability that exceeds 750 tonnes per day. The mill process consists of a three stage crushing circuit, a two stage grinding circuit, followed by cyanide leaching. The leached gold is collected in a carbon-in-pulp circuit, stripped using mild caustic and collected on stainless steel mesh cathodes by electrowinning. The product from electrowinning is refined into dore bars in a bullion furnace. Power is supplied by line from Saskatchewan Power Corporation’s provincial power grid.

The following table details the operations data of the Seabee mine and mill for the last 5 years:

Seabee Mine Operating Data

	2002	2001	2000	1999	1998

Ore Milled (tonnes)	201,900	274,800	237,500	245,300	224,600
Ore Grade (grams per tonne)	6.59	6.13	8.58	7.34	9.27
Mill Recoveries (%)	93.7	88.8	87.9	92.3	92.2
Gold Sales (ounces)	41,500	46,300	58,300	54,100	60,200
Cash Cost (U.S.$/ounce)*	$246	$221	$190	$193	$168

* The Company reports its operating costs on a per-ounce basis based on uniform standards developed by the Gold Institute. Management uses this measure to analyze the profitability (compared to average realized gold prices) of the Seabee mine, before depreciation and depletion. When evaluating this profitability measure investors should be aware that no provision has been made for exploration or development costs. A reconciliation to the cash costs in the above table is provided below:

Consolidated Total Cash Costs Per Gold Ounce Sold

Years ended December 31,
	2002	2001	2000	1999	1998
	U.S. Dollars

Direct mining cost	$246	$221	$190	$193	$168
Other	-	-	-	-	-

Cash operating costs	$246	$221	$190	$193	$168

Less: Royalties	-	-	-	-	-

Total cash costs	$246	$221	$190	$193	$168

Gold ounces sold	41,500	46,300	58,300	54,100	60,200
Mine operating costs
(U.S. $ millions)	$10.3	$10.2	$11.1	$10.4	$10.5
(CDN $ millions)	$16.1	$15.8	$16.4	$15.5	$15.5

Investors are cautioned that the above measures may not be comparable to other similarly titled measures of other companies should these companies not follow Gold Institute Standards.

Since commencement of production in 1991, the mill has processed more than 2.3 million tonnes of ore at an average head grade of 8.31 grams per tonne. With a recovery rate of 92.22%, the Seabee mine has produced 570,289 ounces of gold to December 31, 2002.

Seabee mine - Currie Rose

Claude’s 11,000 acre (4,500 hectare) Currie Rose property surrounds the Seabee property with most of the ground under disposition lying to the west, north and east. In 1994, Claude entered into an option agreement with Currie Rose Resources Inc., a non-affiliated public company traded on the TSX Venture Exchange, whereupon Claude could earn a 100% interest in the Currie Rose property subject to a 30% Net Profits Interest (NPI).

Geology

The geology of Currie Rose is largely similar to that prevailing at Seabee as described above, as the Laonil Lake Intrusive Complex underlies much of the property. Outside the core of the property, the Laonil Lake Intrusive Complex is flanked by a volcanic-sedimentary rock sequence. Limited drilling in these volcanics has returned anomalous gold values. As reported above, gold-bearing shears traverse this sequence. The West Porky discovery indicates that gold does occur in concentrations sufficient to warrant follow-up. See “Recent Exploration Results” - page 30.

Property History

The Currie Rose property was originally staked by prospector David Partridge in 1980 to cover gold occurrences discovered by his father, Eric Partridge, during the mid 1960s and early 1970s. They were optioned to Currie Rose the same year and purchased outright by Currie Rose in 1983. Currie Rose conducted exploration on the property from 1980 to 1984 before optioning the property to Placer Development Limited. Placer and its successor company

Placer Dome Inc. were the exploration operators from 1981 to 1990. Approximately $2.6 million was spent on various exploration activities on the property.

Placer’s option on the property expired in 1991 and Currie Rose Resources retained a 100% interest. No exploration work was conducted until 1994 when Claude entered into the option agreement and carried out a prospecting program. This program identified at least 9 gold bearing structures that warranted drill testing. In 1995, Claude conducted a drill program of 3,458 metres in 27 holes to test the structures identified during the prior year. In 1996, Claude drilled a total of 2,566 metres in 23 holes to define the 10 Zone which was adjacent to the western boundary of the Seabee property claims.

In 1997, Claude drilled a total of 1,395 metres in 6 holes, including one that straddled the Seabee property boundary. The holes encountered veins that were interpreted as extensions of the Seabee’s 10 and 2c structures. Work programs in 1999 involved 60 holes totaling 7,346 metres of diamond drilling. This targeted showings discovered by prospecting in the two preceding years and focused on an area of the Currie Rose property to the south and west of the mine trend. This drilling produced some remarkable intersections on a structure (R and S Vein intersection) that proved to have a very limited strike length. Additional structures returned low-grade intersections that require follow-up drilling.

The 2000 work program included the winter drilling of 23 surface holes totaling 5,397 metres. As a follow-up to the preceding year’s program, most of the holes were collared to the west of the ML 5520 in the Bird Lake area, exploring for mineralized structures parallel to the 2 Vein shoots. Other targets in the Porky Lake and Pine Lake areas were also tested. Drilling succeeding in confirming the existence of strong shear structures, but produced only modest gold values.

In 2001, Claude explored six more remote target areas with a program that involved 42 holes that totaled 5,037 metres of diamond drilling. Testing splays and parallel structures, this drilling encountered only nominally anomalous gold values within variably sheared host rocks. Target areas included Scoop, Porky, Herb, Pine, East and West Bird Lakes.

In 2002, Claude focused its attention on a laterally extensive geochemical soil anomaly on the west shore of Porky Lake and on a series of quartz-bearing shear structures north and east of the No. 5 ramp access. Eighteen holes totaling 3,355 metres targeted the former and 31 holes totaling 6,743 metres targeted the latter. The Porky Lake drilling resulted in the discovery of the West Porky zone, a `calc-silicate’ second order shear structure that returned gold grades in the 3-15 grams per tonne range over widths from one to three metres. Drilling east of the No. 5 ramp access produced a few isolated high gold values over very narrow widths.

Seabee Mine Reserves

Claude originally commissioned Cominco Engineering Services to provide a feasibility study on the Seabee mine in 1989. A positive feasibility study was prepared and presented to the Company in August 1989, and a revised study was presented in May 1990. The reserve estimates for the property were prepared by A.C.A. Howe International Limited (“A.C.A. Howe”). Since the original estimates in 1990, A.C.A. Howe visits the mine regularly and receives all technical, developmental and production reports concerning the mine. Using this information, A.C.A. Howe then checks the reserve estimates developed by the Company’s own mining staff.

A.C.A. Howe’s methodology for estimating reserves and resources is a manual interpolation and extrapolation between sill sampling and diamond drill holes. Resource blocks are measured from planned stope dimensions, excluding any pillars that will not be extracted within a 12 month period. Surface drill intersections are cut to a statistically determined 75 grams per tonne and chip samples in stopes and development headings are routinely cut to 50 grams per tonne.

Proven Reserves are sampled in two dimensions by a sill and a raise, or are sampled by silling and projected to no more than one mine level to diamond drill holes on the same structure. Probable Reserves include blocks that have either been sampled by silling and projected beyond diamond drilling to a maximum one mine level, or have been sampled by closely spaced diamond drill holes of usually less than 25 metres laterally and up to 50 metres down dip on structures with a previous production history, or have been mapped and sampled at surface.

The major portion of the Proven and Probable Reserves occur within the well-defined shoots currently being mined. The following mining and economic factors are well established and have been applied to those resources which have then been converted to Proven and Probable Reserves:

A block cut off grade of 3.73 grams per tonne is applied to reserves. This is the current break-even grade following the application of dilution, mining losses and mill recovery. It may be necessary on occasion to mine and haul lower grade ore to access reserves, but if this lower grade material averages greater than 3.73 grams per tonne, it is stockpiled for blending. Similarly, ore grading higher than 3.73 grams per tonne that is already broken will be hauled and processed.

The walls within the stopes at the mine are supported by rock bolts prior to the ore being pulled to minimize external dilution, which is currently estimated to average 10% at zero grade.

The use of a remotely operated scoop to empty highwalls from within the stopes keeps average mining losses to around 3%.

Based upon regular test work at the mine, a Specific Gravity of 2.8 is utilized in tonnage estimates on the less sulphide-rich zones; the 2d structure has a measured density of 2.9.

All samples at the Seabee mine are assayed on site in a fire assay gold laboratory. Sample size is 30 grams (one assay tonne). Surface and underground drill core is assayed in-house. Underground drill and chip samples are assayed on a daily basis and checked by internal standards, though currently there are no external checks. The accuracy of the assaying at the mine is confirmed by bullion production.

As reported by D. J. Patrick, PhD of A.C.A. Howe in his report dated March 6, 2003, the Proven and Probable Reserves at the Seabee mine and the Currie Rose Sector are as follows:

Seabee mine:

Proven Mineral Reserves:	236,910 tonnes @ 8.03 grams per tonne
Probable Mineral Reserves:	359,623 tonnes @ 8.35 grams per tonne

Currie Rose Sector:

Proven Mineral Reserves:	47,642 tonnes @ 5.66 grams per tonne
Probable Mineral Reserves:	16,967 tonnes @ 7.98 grams per tonne

Total Proven plus Probable Mineral Reserves: 661,141 tonnes @ 8.03 grams per tonne

For the above table of reserves, the following mining and economic factors have been applied to those resources:

(a)	A block cut-off grade of 3.73 grams per tonne is applied to resources. This is the break-even grade at a gold price of U.S. $343 following the application of dilution, mining losses and mill recovery;
(b)	External dilution is estimated to average 10% at zero grade;
(c)	Average mining losses are around 3%;
(d)	A Specific Gravity of 2.8 is utilized in tonnage estimates on the less sulphide rich zones.

The following table details the Seabee mine’s total Mineable Reserves for the last 3 fiscal years as calculated by A.C.A. Howe using a long-term gold price of U.S. $343 per ounce in 2002, U.S. $295 per ounce in 2001 and 2000:

	2002 Tonnes	2002 Grade g/tonne	2002 Gold Ounces	2001 Tonnes	2001 Grade g/tonne	2001 Gold Ounces	2000 Tonnes	2000 Grade g/tonne	2000 Gold Ounces

Proven	284,600	7.63	69,800	123,400	5.76	22,800	299,000	7.64	73,500

Probable	376,600	8.33	100,900	486,600	8.49	132,780	280,300	7.43	67,000

Total Mineral Reserves	661,200	8.03	170,700	610,000	7.93	155,500	579,300	7.54	140,500

The areas of the mine being worked currently are primarily in the eastern portion of the Seabee sector. At Seabee, the 6509 decline is being driven to access a newly defined high-grade zone in the area.

Recent Exploration Results

During the 2002 winter exploration season, the Company drilled 3,355 metres of BQ core drilling in 18 holes on the West Porky area of the Currie Rose property. The area lies approximately 2 kilometres north of the Seabee mine and was designed to test a two kilometre-long geochemical anomaly coincident with a visible gold in outcrop.

The core from this program was logged and split at the Company’s core logging facility at the Seabee mine. Assaying has been done by TSL Laboratories of Saskatoon with random checks of pulps and rejects performed by Chemex Labs of Vancouver. All core intervals have been fire assayed with a gravimetric finish, with samples that assayed greater than 10 grams per tonne checked by a total metallics assay. The project is overseen by Vice-President Exploration, Philip E. Olson P.Geo.

The Company has drill-tested approximately 600 metres of this target’s strike length for that portion that substantially parallels a major metamorphosed volcano-sedimentary rock contact. Gold values have been recorded in several rock types, with significant intersections encountered in both a feldspathic arenite (sedimentary unit) and a calc-silicate (altered mafic volcanic rock) over two-thirds of the strike length tested.

Significant assay results from the program are detailed below:

Hole No.	From (m)	To (m)	Length (m)	Au (g/t)	Host Rock

PKY02-01	69.25	72.30	3.05	54.33	Fault in calc-silicate
	122.70	125.70	3.00	14.12	Silicified arenite
PKY02-02	35.00	36.70	1.70	2.69	Calc-silicate
PKY02-03	36.50	39.30	2.80	1.83	Calc-silicate
	50.95	52.30	1.35	8.90	Silicified arenite
	62.20	64.40	2.20	8.46	Silicified arenite
PKY02-04	37.90	39.80	1.90	4.62	Calc-silicate
	73.55	77.40	3.85	15.79	Silicified arenite
PKY02-05	15.30	16.40	1.10	2.43	Calc-silicate
	18.30	19.50	1.20	2.87	Calc-silicate
PKY02-06	12.00	13.00	1.00	3.74	Calc-silicate
	67.20	70.70	3.50	6.04	Silicified arenite
PKY02-07	128.80	130.20	1.40	10.70	Calc-silicate
	152.60	155.00	2.40	1.32	Silicified arenite
PKY02-08	107.10	111.40	4.30	3.06	Silicified arenite

Hole No.	From (m)	To (m)	Length (m)	Au (g/t)	Host Rock

PKY02-09	64.95	66.80	1.85	6.90	Calc-silicate
	117.10	118.70	1.60	2.37	Silicified arenite
PKY02-10	25.40	26.50	1.10	1.10	Calc-silicate
PKY02-11	37.00	37.50	0.50	54.96	Calc-silicate
	101.30	104.90	3.60	12.44	Calc-silicate
PKY02-12	87.50	88.20	0.70	1.49	Silicified arenite
PKY02-14	179.60	182.00	2.40	7.44	Calc-silicate
	188.90	191.75	2.85	4.34	Calc-silicate
PKY02-15	239.80	241.20	1.40	1.98	Calc-silicate
	246.90	248.50	1.60	2.37	Silicified arenite
PKY02-16	202.15	204.10	1.95	9.98	Calc-silicate
	227.70	229.45	1.75	3.51	Silicified arenite
PKY02-17	191.10	191.60	0.50	1.71	Calc-silicate
	257.10	257.80	0.70	1.65	Silicified arenite
PKY02-18	333.55	335.20	1.65	1.83	Calc-silicate
	338.70	340.70	2.00	4.00	Silicified arenite

The mineralized intervals coincide with a SSE trending, steeply dipping (75 degrees SW) shear structure. This shear system appears to diverge from the arenite contact near the closure of the Porky Lake synform. The limited on-ice winter drill season did not permit sufficient time to evaluate the mineralized system’s continuity to the southeast.

In the first quarter of 2003, the Company implemented a fill-in drill program on the West Porky discovery, completing 28 holes totaling 5,775 metres of BQ diamond drilling. This second drill campaign was intended to test the zone’s approximate 400 metres of strike length to a depth of 250 metres on 50 metre centers. Results from this program are pending.

As an adjunct of the same program, a prospect 1,200 metres to the northwest of the West Porky showing was also drilled. Thirteen holes totaling 2,913 metres were drilled on this target. Results are pending.

Seabee/Currie Rose Future Work Programs

Development and mining during the first quarter of 2002 came from the 2d zone on the Currie Rose property. In the remaining three quarters, emphasis shifted to the 2b zone below the 390-metre level. Seabee will continue to operate under a three year mine plan which will focus on the 2b zones at depth and laterally to the west of the Seabee boundary.

Mineralization is known to extend below the current lowest working levels at both Seabee and Currie Rose in addition to known veins not yet mined. Delineation drilling of the 2b zone between the 400 and 600 metre levels proved successful in replacing reserves mined out during the year with a modest increase in grade. The Company plans to continue to explore and define these areas as they are considered highly prospective for additional reserves. Additional drill stations have been established and an underground drilling program will continue to test the areas beneath the current workings. In particular, recent drilling on the 2b structure has demonstrated the continuation of this major zone beneath the current mine workings.

As a result of the Company’s success in identifying and developing high-grade reserves below the 400 metre level, a decision was made to extend the Seabee mineshaft to the 600 metre level. This $2 million project commenced in the first quarter of 2003 and is expected to be completed by the fourth quarter of 2003.

Based on lineaments observed from satellite imagery and air photo interpretation, the Company is exploring a four kilometre wide, substantially east-west trending shear corridor centrally disposed about the mine workings. As an integral part of a $1.4 million flow-through funded exploration program, diamond drilling (14,500 metres) in 2002 was directed at the northern and eastern segments of this corridor. In 2003, the Company has committed $1.5 million in flow-through funding for exploration. In addition to the West Porky discovery, three targets to the east of the mine will be drill-tested. Targets to the east of the mine include a series of silicified and sulfidized zones aligned along the northern contact of an altered quartz monzonite unit.

In addition to the area around the Seabee mine, a large portion of the Seabee property remains unexplored and the Company intends to conduct exploration on these portions at an undetermined future date.

Madsen Properties

The Madsen property comprises six contiguous claim blocks totaling approximately 10,000 acres (4,047 hectares) located in the Red Lake Mining District of northwestern Ontario. The properties are: the Buffalo property, the Starratt-Olsen property, the Aiken-Russett property, the Redaurum property, the Hagar Option property and the Madsen property. They are collectively referred to as the “Madsen properties”. Included on the southwestern part of the Madsen properties is the Madsen gold mine, currently on care and maintenance. Claude acquired the properties through its acquisition of Madsen Gold Corp. in 1998.

Claude and Placer Dome signed an option agreement on the Madsen properties dated December 15, 2000. The option allows Placer to earn a 55% working interest in the Madsen property, Starratt-Olsen property, the Aiken-Russet property, the Hager Option and Claude’s 20% interest in the Redaurum property by spending $8.2 million on exploration and delivering a bankable feasibility study prior to the fifth anniversary of the option agreement. The Buffalo property is not included in the Placer Dome option agreement. Placer may abandon the option at any time after spending $1.2 million. Upon Placer fulfilling its obligations in respect of the option phase, Placer and Claude will be deemed to have formed a joint venture with interests of 55% and 45%, respectively. At Claude’s election, Placer may earn an additional 5% of the project by funding Claude’s share of infrastructure costs associated with any mine development on the property. Under the agreement Claude’s interests can not be reduced below 40%.

The option agreement was amended effective January 1, 2002 whereby Placer now has until the end of December 15, 2006 to earn the 55% working interest in the Madsen property under the same terms and conditions as described above. The Company does not incur any costs in maintaining the agreement.

The Company considers the Madsen properties to be an advanced exploration stage project. Although the Madsen mine is a former gold producer, the Company has not to date conducted enough exploration or prepared a feasibility study to determine if the property contains any economic ore reserves. Therefore, the current operations on the properties consist of an exploratory search for mineable deposits of ore.

Location and Access

The properties are located in the Red Lake Mining District of northwestern Ontario approximately ten kilometres southwest of the town of Red Lake. Access to the property is via Ontario Highway 618 to a number of both paved and gravel roads. An all-weather road from Highway 618 leads directly to the headframe of the Madsen mine on the property.

MADSEN PROPERTY

MADSEN PROPERTIES

How Acquired

Claude acquired the Madsen mine and the other properties comprising the Madsen properties through the takeover of Madsen Gold Corporation, a publicly traded company, in 1998. The Company’s ownership of each property is listed in the table below:

Property	Claude’s Ownership Percentage
Madsen mine	100%, subject to Placer Dome’s right to earn a 55% interest under the option agreement.
Starratt-Olsen	100%, subject to Placer Dome’s right to earn a 55% interest under the option agreement.
Aiken-Russett	100%, subject to Placer Dome’s right to earn a 55% interest under the option agreement.The property is also subject to a 2% net smelter return royalty, to a maximum of $2.0 million, held by previous property holders United Reef Limited and Canhorn Mining Corporation.
Hagar Option	100%, subject to Placer Dome’s right to earn a 55% interest under the option agreement.
Redaurum	20%, with the right to an additional 5% if Placer Dome fulfills its exploration expenditure requirements as outlined in the Redaurum option agreement amongst Placer Dome, Claude and Sabina Resources. The additional 5% will be granted to Claude by Sabina in return for Claude waiving its first right of refusal. The property is subject to a 0.4% NSR in favor of Redaurum Limited. The additional 5% earn-in may make this a 0.5% NSR.
Buffalo	100%, subject to a 12 1/2% net proceeds production royalty held by a previous property holder.

Regional and Property Geology

The Red Lake District is situated at the western end of the Archean Uchi Subprovince which comprises a series of metasedimentary and metavolcanic rocks essentially surrounded by granitic and gneissose rocks. Several volcanic cycles have been distinguished in the area, evolving from ultramafic, through mafic and intermediate phases to a felsic cycle with abundant clastic and chemical metasediments. The rocks trend northeast and are affected by regional and local scale folding accompanied by restricted zones of intense shearing.

The Madsen mine, when operational, worked a series of stacked, en echelon ore lenses consisting of gold-bearing pyritic shoots with subordinate pyrrhotite and arsenopyrite. The mineralization is hosted within two parallel micaceous units termed the Austin and McVeigh “tuffs”. These “tuffs” are interpreted to be an alteration/deformation corridor within basalts, with pillowed through volcaniclastic facies. The alteration corridor occurs at the contact of the underlying Balmer assemblage with the much younger Confederation assemblage. The host rocks dip to the southeast. The McVeigh horizon lies approximately 90 metres to the north of the Austin “tuff”. The latter was the most prolific producer in the past. Workings extended to a depth of 1,275 metres and the mineralized zone has been traced for 2,308 metres along strike.

The McVeigh “tuff” contains variably altered, auriferous pyrite-bearing lenses that occur within the Flat Lake-Howey Bay deformation zone hosted by massive and pillowed basalts overlain by a thin mafic to ultramafic sill, highly altered mafic volcanic and volcaniclastic rocks (the Austin “tuff”) and a quartz feldspar porphyry that marks the base of the Confederation assemblage. The mineralization is semi-conformable to stratigraphy and dips at a slightly steeper angle than the host formations.

High-grade gold pods were also historically worked at depth in a zone of highly altered ultramafic rocks, in the footwall of the main mine workings. Some of this high-grade mineralization (No. 8 zone) occurs in blue quartz veins near the contact of an altered basalt with an ultramafic unit. This mineralized contact is located stratigraphically below the main sulfide replacement mineralized zones on the north side of the shaft, approximately 600 metres in the footwall.

History and Previous Work

The Madsen property was originally owned by Madsen Red Lake Gold Mines Ltd. (“Madsen Red Lake”). Madsen Red Lake commenced production from the mine in 1938 at 272 tonnes per day and increased production to 726 tonnes per day in 1949. From 1966 to 1974, production gradually decreased as the last 5 years of Madsen Red Lake’s ownership averaged production of 363 tonnes per day at a grade of 8.38 grams per tonne. Gold production fell from 44,497 ounces in 1971 to 29,163 ounces in 1973. Total production by Madsen Red Lake from 1938 to 1974 totaled 7.25 million tonnes at an average grade of 9.93 grams per tonne, or over 2.6 million ounces of gold.

In 1974, the mine was acquired by Bulora Corporation Ltd. (“Bulora”). Bulora continued production until June 1976 when the mine was closed due to a lack of new development and millfeed. The operation was petitioned into bankruptcy and was purchased from Bulora’s trustee by Madsen-Rowland Mines Ltd. (“Madsen-Rowland”). Noranda Exploration Limited (“Noranda”) optioned the property from Madsen-Rowland. Noranda re-estimated the now flooded mine’s reserves and conducted a limited surface drill program before allowing their option to expire.

In 1988, Madsen Gold Corp. acquired the Madsen property from Madsen-Rowland. Madsen acquired the adjacent Buffalo property in the prior year. Subsequent to these acquisitions, Madsen acquired interests in the Madsen Properties referred to above.

Madsen initiated a nine hole surface drill program totaling approximately 1,200 metres to test identified lenses of gold mineralization above the 2nd level in the 2-30 area near the 2-30 raise. A second surface drill program totaling 1,310 metres was carried out in 1990. That program discovered further gold mineralization in the McVeigh zone that the previous operators had largely ignored.

In January 1993, Madsen engaged Watts, Griffis and McOuat, consulting geologists and engineers (“WGM”) to check the ore reserves at the Madsen mine. A subsequent review was carried out in December 1996 by Micon International Inc. (“Micon”).

Madsen reopened the mine and carried out limited mining operations before placing the mine on a care and maintenance basis in November 1997. Before the suspension of mining operations, Madsen processed 46,000 tonnes of ore at an average grade of 3.63 grams per tonne. The overall mill grade was substantially below Madsen’s expectations. Production came from stoping and development on various ore lenses, including 12,800 tonnes grading 3.95 grams per tonne from the Austin Tuff. The Austin Tuff material was of a lower grade than predicted due to excessive internal dilution and geological problems. Highly diluted development muck from the McVeigh Tuff was included in the total production figures that contributed to the lower overall grade. Study of development face assays demonstrated that continuous, high grade lenses actually occur as predicted from detailed drilling; however, the development muck passed to the mill included 50% or more dilution.

Claude resumed exploration at the mine following its acquisition of Madsen in 1998. Claude conducted surface and underground exploration drilling in order to verify extensions of known gold zones which remained open at depth and along strike as well as to identify new sources of higher grade ore. Claude also conducted a small exploratory drill program at the Buffalo property. The Madsen mine was dewatered and shaft refurbishment was completed through the 12th level. Air, water and electrical services were installed to the seventh level and mining in the old workings was restarted in June of 1998. The mill was started in July of 1998, but low gold prices and small, marginal grade stopes did not provide economic feedstock at 500 tonnes per day and the Madsen mine was not brought back into commercial production. The Madsen mine processed 209,357 tonnes of ore at a mill feed grade of 4.15 grams per tonne from July of 1998 to September of 1999 to produce 25,208 ounces of gold. Mining and mill operations were suspended on October 31, 1999 to enable Claude to undertake further exploration programs in an attempt to define economically mineable reserves at the Madsen mine.

In order to provide additional mill feed, Claude had commenced a surface exploration program on a largely untested section of the parallel McVeigh structure and based on encouraging drill results, established a portal and ramp to access the McVeigh mineralized system in October of 1998. While Claude was successful in discovering and developing mineralized shoots in the upper two levels of the McVeigh zone, it was not enough to provide economic feedstock for the mill at that time.

Claude retained A.C.A. Howe in early 2000 to undertake a review of the property’s mineral estimates. Working with mine personnel, A.C.A. Howe completed a mineral reserve/resource review for the Madsen mine. However, in the absence of additional exploration and data, the mine estimates are not considered to be reserves and will require additional exploration work in order to determine the economic potential of the mine.

After optioning the properties from Claude, Placer Dome initiated an exploration program at the mine in 2001. They drilled 8 holes totaling 8,568 metres to establish the mafic-ultramafic stratigraphy north of the Madsen mine and to test a segment of the up-plunge projection of the high grade No. 8 Zone as hosted by the mafic-ultramafic rock suite. The 2001 program encountered predictable stratigraphy, strong alteration and four zones containing elevated gold values.

In 2002, Placer Dome’s exploration emphasis shifted to the mafic-ultramafic complex approximately three kilometres north of the Madsen mine. Placer geologists identified a very strong alteration zone with coincident geochemical and geophysical anomalies aligned on crosscutting structures as determined by digital terrain modeling. Placer interprets this group of targets to the north of the Madsen mine as lateral or stratigraphic equivalents of the high grade No. 8 zone. Seventeen drill holes totaling 10,643 metres tested the three northernmost targets at a reconnaissance scale (250-metre centers). As reported in a March, 2003 press release, Placer intersected high grade gold values over narrow widths with this drilling.

Mine Details

Madsen purchased the Dona Lake mill including the carbon-in-pulp circuit and semi-autogenous grinding circuit from Placer Dome in 1994, and in 1996 moved the equipment and erected the mill on a new site situated on the Madsen property.

The mill consists of a single stage crushing circuit; a two stage grinding circuit, which is then followed by cyanide leaching. The leached gold is collected in a carbon-in-pulp circuit which is subsequently stripped using mild caustic and collected on stainless steel mesh cathodes by electrowinning. The product from electrowinning is refined into dore bars in an induction furnace. Ontario Hydro supplies power via overhead lines at 44KV to a step-down transformer on the Madsen property.

Planned Exploration

The presence of visible gold superimposed on pervasive quartz-carbonate alteration has prompted Placer to commit to an expanded exploration program for 2003. Placer has indicated they will employ two drills and spend approximately $3 million on the Madsen property this year. One of the drills will be dedicated to infill drilling north of Russet Lake. The second drill will focus on more generative targets.

Amisk-Laural Property

The Amisk-Laural property, totaling 13,800 hectares, is a gold exploration property located in the province of Saskatchewan 20 kilometres southwest of Flin Flon, Manitoba, Canada. The property consists of 87 mineral dispositions in the Amisk Lake area. Through an option agreement with property owners Husky Oil and Cameco Corporation, Claude has earned a 35% participatory interest in the property and can earn up to a 70% interest in the property. Some of the mineral dispositions have immaterial Net Profits Interest royalties.

The property is at the exploration stage and is currently without economic ore reserves. Therefore, the current operations on the properties consist of an exploratory search for mineable deposits of ore.

Location and Access

The property lies within Saskatchewan near the border with Manitoba. The nearest town is Flin Flon, Manitoba, which is approximately 20 kilometres to the northeast. Access is via bush plane from La Ronge or by road from La Ronge or Flin Flon through a series of paved and gravel roads.

AMISK/TARTAN LOCATION

How Acquired

Husky Oil (“Husky”) and a predecessor company of Cameco Corporation (“Cameco”) entered into a joint venture agreement effective November 1, 1987 whereby a joint venture (the “Amisk Joint Venture”) was established to prospect for and locate minerals within the Amisk-Laural property. Each of Husky and Cameco had a 50% participating interest in the Amisk Joint Venture.

In October of 1995, Claude entered into an option agreement (the “Amisk Lake Option Agreement”) with Husky and Cameco, whereby it may earn and acquire a 35% participating interest in the Amisk Joint Venture by spending an aggregate of $2.5 million on the property by October, 1999 and an additional 35% participating interest by spending a further $14.0 million by October, 2005, or by bringing the property into commercial production within 3 months after October, 2005. At any time after Claude has earned its initial 35% participating interest, it may present a feasibility study to Cameco and Husky that will become an “Approved Development Program” upon its approval by Cameco and Husky. Upon such approval, each of Cameco and Husky must elect to participate in the project and repurchase a 5% interest in the property at a predetermined price of $2,357,500 or sell its 15% interest to Claude for $800,000. If Claude does not ultimately earn an additional 35% participating interest, then any election made by Cameco or Husky to participate and repurchase a 5% interest may be revoked retroactively. Claude also issued 62,500 Common Shares to each of Husky and Cameco pursuant to the Amisk Lake Option Agreement. For fiscal years 2000 and 2001, Claude had applied for and been granted extensions to fulfill its minimum annual work commitments.

To date, Claude has spent approximately $3.4 million on this property and thereby is qualified, although has not yet elected, to receive a 35% participating interest under the Amisk Lake Option Agreement. Further expenditures on this project are contingent upon successful renegotiation of the aforementioned option agreement with Cameco and Husky.

Regional and Property Geology

The area lies within the Laural Lake Rhyolite Complex within the Flin Flon-Snow Lake Greenstone Belt. The known mineralization on the property is confined to the complex where deformation has influenced its present distribution and orientation.

Precious metal mineralization is part of a synergistic hydrothermal event. The observed vein mineralogy consists of pyrite and quartz, along with copper, lead, zinc, and antimony sulphides, small quantities of bismuth and antimony tellurides with quartz and carbonate minerals. Sericite-muscovite alteration occurs in the wallrock, forming an envelope about the sulphide dominant mineralization. Quartz veins on the property have been observed to be deformed, boudinaged and folded, which is consistent with the overall deformation style.

Previous Exploration History

Free gold was discovered in quartz veins on the northwest shore of Amisk Lake in 1913. Since then, many claims have been staked at different times covering various parts of the area. Exploration activity in the area remained somewhat sporadic and geophysically-oriented for base metals until Saskatchewan Mining Development Corporation (a predecessor of Cameco) began assembling a land package through staking and options in the late 1970s. Cameco continued with geophysical and geochemical programs which resulted in the discovery of gold on the Laural Lake property and on a number of other significant gold showings in the area prior to the programs being suspended in 1989.

In the first three years of its option, Claude completed four phases of diamond drilling totaling 18,000 metres in 57 holes as well as geological mapping during the summers of 1997 through 1999. In 2000, Claude conducted mapping and prospecting of those claims to fulfill assessment obligations. This field program resulted in the discovery of a gold-bearing shear system on Lookout Island that requires follow-up.

Recent Exploration Results

In 2001, work programs on the Amisk-Laural property focused on meeting assessment requirements as part of the option agreement obligations. In 2002, field crews mapped and resampled the margins of the Laural Lake rhyolite dome. The work confirmed the existence of elevated gold values as discontinuous stockwork fractures proximal to the rhyolite’s margins. The program also included further stripping/sampling of the Lookout Island gold-bearing shear system and two silicified/pyritized corridors south of the Laural Lake zone on Hyslin Bay.

Late in 2002, the Company initiated discussions with Cameco Corporation on the status and future direction of the Amisk/Laural Lake project. The narrow discontinuous nature of the stockwork veins recorded during the summer of 2002 effectively undermined the Company’s confidence in the deposit’s mineral resource. Similar continuity problems were reported during Cameco’s bulk sampling program in 1989. With the integrity of the underlying resources in question, Claude’s management deems it prudent to revisit the earn-in schedule of the option agreement. The Company’s options include triggering the joint venture and/or renegotiating the option under terms that more accurately reflect the property value.

Tartan Lake Property

Tartan Lake is a 6,675 acre property located in northwestern Manitoba about 12 kilometres northeast of Flin Flon. The property consists of 20 claims, three quarry leases and contains the Tartan Lake mine, a former gold operation that produced 48,000 ounces of gold before production was suspended in 1989.

The property also contains a mill and tailings pond. Although the mill and equipment is currently mothballed, the tailings pond is fully permitted. Since the property is located in close proximity to Claude’s Amisk-Laural properties, the present mill could be refurbished and used to process ore transported from Amisk Lake or other properties nearby.

Although the property is a former gold producer, Claude has not conducted a sufficient amount of exploration at the property to determine if there remains an economic body of ore. Therefore, the property is considered to be at the exploration stage and without mineable gold reserves. Current work at the property is limited to the search for an economic body of ore.

How Acquired

Claude acquired the property, mill and equipment at Tartan Lake from Vista Gold Corp, an arms-length public company, in exchange for 999,444 common shares of stock. The acquisition included a 440 tonne per day mill, mining equipment and related parts, all related mine operating infrastructure, a permitted tailings pond and 6,675 acres of mineral and land leases in the area. Claude owns 100% of the property and there are no underlying royalties.

Location and Access

Access to the property is via road from Flin Flon, approximately 12 kilometres southwest of the property.

TARTAN LAKE MINE LOCATION

Regional and Property Geology

The Tartan Lake deposit is a mesothermal lode gold deposit of Aphebian age. The region is underlain by the Tartan Lake Gabbroic Complex. The mineralization on the property occurs within quartz-tourmaline veins hosted by a gabbroic complex in contact with intermediate to mafic volcanic rocks of the Amisk group. The mineralizing system is dominated by early quartz-tourmaline veins that have been reactivated by a subsequent shearing event with attendant offset and quartz flooding. Mineralization in these zones is associated with shear zones transecting the Tartan Lake Gabbroic Complex and all have some outcrop exposure. Gold appears to be focused near the intersection of crosscutting vein sets.

Exploration History

Gold was first discovered in the Tartan Lake area in 1931. Between 1931 and 1947, previous operators completed several trenches and drill holes on what are now referred to as the South, West Baseline, East Baseline and Ruby Lake zones/showings. The Main Zone, which is the largest deposit discovered on the property to date, was discovered by Granges Inc. in 1984 by drilling a VLF conductor.

The deposit was brought into production by Granges in 1987. A decline was driven to the 315 metre level between the Main Zone and the South Zone, providing access to both. A drift was started to access the Southeast Zone but was stopped 75 metres from the zone due to the suspension of mining. Ore was mined using undercut-and-fill and cut-and-fill methods, and hauled to surface by trucks and stockpiled for milling with equipment on site.

The mine produced 48,000 ounces of gold during its 2.5 years of operation. All underground workings such as ventilation, electrical and pumping systems were removed and the workings were allowed to flood in 1993, but sporadic exploration continued from surface in an attempt to define additional mineable reserves. The Southeast Zone was discovered under Tartan Lake and, in 1995, drill testing discovered the West Zone.

Recent Exploration Results

In July of 1998, an exploration crew employed by Claude visited the Tartan Lake minesite and remapped the host structures observed on surface. This program focused on the structural setting and style of mineralization. In 2002, field crews selectively mapped and explored for lode structures near the minesite. This work will be followed up in 2003, with the goal to identify drill targets for testing. As market conditions allow and exploration financing becomes available, Claude intends to carry out a comprehensive hydraulic stripping and mapping program of known veins on the margins of the known mineralized system in order to define targets for subsequent diamond drilling.

Other Mineral Properties

The Company currently holds interests in several other exploration properties located in northern Saskatchewan. The majority of these properties are in close proximity to the Company’s core properties around the Seabee and Amisk properties. The Company considers these properties to be secondary to those described above and has planned little or no expenditures on these properties in the foreseeable future. None of these properties contain an economic body of ore. As the properties remain in good standing, management intends to retain their interest and will re-evaluate their exploration plans for them as market conditions warrant and as funds become available.

A brief description of the most recent work conducted on the non-core properties is given below:

Amisk-Pamon Property

Amisk-Pamon is a 4,200 acre (1,688 hectares) gold exploration property located in the province of Saskatchewan 20 kilometres southwest of Flin Flon, Manitoba. Claude holds a 100% interest in the property and there are no underlying royalties. Access to the property is primarily via boat from the settlement of Denare Beach, Saskatchewan.

The Company’s most recent exploration work at Amisk-Pamon was in 1998. Crews re-established a grid over the property and conducted magnetic and electromagnetic surveys on the grid. Follow-up diamond drilling identified strongly carbonatized alteration with minor quartz veining. No significant gold values were returned. At this time, the Company has no exploration planned for the property.

Santoy Lake Property

Santoy Lake is a 11,400 acre (4,566 hectares) gold exploration property located in Saskatchewan 133 kilometres north-northeast of La Ronge, Saskatchewan and approximately 8 kilometres northeast of the Company’s operating Seabee mine. Claude holds a 100% interest in the property and there are no underlying royalties. Access to the property is via air from La Ronge or via the Company’s annual winter ice road off of Saskatchewan Highway 102.

The Company’s most recent exploration work at Santoy Lake was conducted in 1998. Work crews conducted basic prospecting and mapping and discovered several new veins. Future exploration work will include geochemical sampling and testing of the vein structures identified on the property and may include diamond drilling. In the first quarter of 2002, these targets were drill-tested. Results were disappointing and not consistent with historic assay values from surface sampling and shallow diamond drilling. This disparity is the subject of an ongoing review.

In addition to the Amisk-Pamon and Santoy Lake exploration properties discussed above, the Company also holds interests in various gold, copper and diamond exploration properties totaling in excess of 10,000 hectares. Claude’s interest in these properties ranges from 30%-100%. The Company has expended no funds on exploring these properties in the last 3 fiscal years and has no work programs planned for any of these other properties in the current year.

Oil and Gas Properties

Claude produces crude oil, liquids, and natural gas from properties situated in Alberta and Saskatchewan. Alberta properties represent 88% of Claude’s oil and liquids reserves and 87% of total production. Saskatchewan properties represent 12% of Claude’s oil reserves, and 13% of total production. Alberta properties represent 100% of Claude’s natural gas reserves and production. All of the Company’s oil and gas properties are operated by others.

OIL AND GAS

Annual Economic Evaluation Reports of Claude’s oil and gas interests in Alberta and Saskatchewan have been prepared by R.K. Agrawal, P. Eng. of NRG Engineering Ltd., Calgary, Alberta. The most recent Economic Evaluations are effective January 1, 2003.

Production

The following table lists Claude’s total oil, liquids and gas production for the last 3 fiscal years:

Year	Average Oil Production (Barrels Per Day)	Total Oil Production (Barrels)	Average Gas Production (MMCF per Day)	Total Gas Production (MMCF)

2002	228	83,200	2.43	886
2001	240	87,500	2.61	951
2000	275	100,300	2.75	1,005

The decrease of oil and gas production volumes has been due to normal production decline rates on existing wells.

Reserve Estimates

The following table lists Claude’s proven oil and gas reserves as of December 31, 2002. All figures are based upon constant price economics:

	2002				2001				2000

	Gross Reserves		Working Interest		Gross Reserves		Working Interest		Gross Reserves		Working Interest

	Oil	Gas	Oil	Gas	Oil	Gas	Oil	Gas	Oil	Gas	Oil	Gas
	(MSTB)	(MMCF)	(MSTB)	(MMCF)	(MSTB)	(MMCF)	(MSTB)	(MMCF)	(MSTB)	(MMCF)	(MSTB)	(MMCF)
Province

Alberta
Edson	1,823	94,093	154	7,708	1,401	94,865	118	7,773	1,670	112,405	143	9,217
Nipisi	8,896	5,084	243	139	2,660	1,300	73	36	9,880	2,805	270	77
Zama	44	0	4	0	34	0	3	0	125	84	11	8
Viking Kinsella	0	97	0	8	0	0	0	0	0	876	0	89
Saskatchewan Gainsborough	90	0	57	0	38	0	20	0	137	0	79	0

	10,853	99,274	458	7,855	4,133	96,165	214	7,809	11,812	116,170	503	9,391

Oil Reserves are given in Thousands of Stock Tank Barrels (MSTB). Gas Reserves are given in Millions of Cubic Feet (MMcf). All reserves are from Proved Producing reservoirs.

Reconciliation of Reserves

The following table sets forth the Company’s reconciliation of its working interest proved oil and gas reserves from December 31, 2001 to December 31, 2002:

WORKING INTEREST PROVED OIL AND GAS RESERVES (BEFORE ROYALTIES)

	Year End 2001	Additions and Extensions	Revisions and Transfers	Production During 2002	Year End 2002

Oil and Liquids (MSTB)	214	-	327	(83)	458

Natural Gas (MMCF)	7,809	-	932	(886)	7,855

Property Descriptions

The following are descriptions of the most significant oil and gas properties in which Claude has an interest:

Edson, Alberta

The Company holds a 7.8921168% interest in the Edson Gas Unit No. 1 and a 7.1808666% interest in the Edson Gas Plant. The unit covers about 5 townships 125 kilometres northwest of Calgary, Alberta.

The production comes from the Elkton and Shunda formations at a depth of 10,000 feet. Production commenced in April, 1963 and contains 69 wells of which 54 wells have produced in recent months. The Edson Gas Unit No. 1 is operated by Talisman Energy Inc. and the gas is contracted with TransCanada Gas Services Limited. The Edson Unit reserves represent nearly 100% of Claude’s natural gas reserves.

Nipisi Gilwood Unit No. 1, Alberta

The Company holds a 2.73003% interest in the Nipisi Gilwood Unit No. 1 (the “Nipisi Unit”) located 110 kilometres northwest of Edmonton, Alberta. The unit is an oil field operated by Canada Natural Resources Limited.

The Nipisi Unit began oil production in 1965 and by 1967 the unit area was developed on about 320 acres well spacing with 134 wells within the unit area. A waterflood was implemented in January 1969. An infill drilling program with the goal to reduce the well spacing from 320 acres to 160 acres with a new flood scheme was initiated in 1983. Three of the four stages of this program were initiated by 1988 but there are no current plans to implement the fourth stage. In 1997, the operator initiated a new project to improve field efficiencies by drilling new infill wells and converting certain producing wells to injection wells.

Production for the year ending December 31, 2002 averaged approximately 132 barrels of crude oil per day (including natural gas liquids). Oil is produced from the Gilwood sandstone at an approximate depth of 5,600 feet. Production is currently achieved by primary, secondary and tertiary methods.

The Nipisi Unit represents approximately 53% of Claude’s total oil reserves.

Zama, Alberta

The Company holds various interests in the 8-25-116-5 W6M well (two zones), and a 3.75 percent working interest in the shut-in Sulphur Point gas well at 5-13-119-4 W6M. The well was producing from the Keg River formation from 1967 to 1997 when it was shut in due to high water production. In 2000, it was dual completed as a Sulpher Point/Keg River well.

Viking Kinsella/Birch Lake, Alberta

The Company owns a 6.2439 percent interest in the 7-31-49-11 well and a 12.4875 percent interest in the 7-10-50-11 W4M/2 well located in the Birch Lake area of Alberta. The Company also owns a 3.5949 percent interest in the Birch Lake Gas Plant operated by Signalta Resources Limited. Both wells are near their economic limit.

Gainsborough, Saskatchewan

Claude has a 75% interest in six producing vertical oil wells in the Gainsborough area of southeastern Saskatchewan (the “Gainsborough Property”) and 2 former producing wells that have been converted to injector wells. Oil production comes from two zones in the Frobisher/Alida formation at a depth of 3,500 feet.

During 1996, Claude together with the other partners in the Gainsborough Property, entered into a Farm-in Letter Agreement with Provident Energy Ltd. (“Provident”) whereby Provident was granted the right to earn a 55% interest in the Gainsborough Property, excluding the seven vertical wells then producing. In order to earn its interest, Provident was required to complete a horizontal test well on the Gainsborough Property. Provident has fulfilled its obligations and has thereby earned a 55% interest in the Gainsborough Property, excluding the seven vertical wells then producing. Subsequently, Provident drilled an additional four horizontal wells in which Claude owns a 33.75 percent working interest.

Item 5. Operating and Financial Review and Prospects

A. Operating Results

The Company’s financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP except as noted in Note 19 to the 2002 audited financial statements.

Year Ended December 31, 2002 compared to December 31, 2001

Total revenues in 2002 decreased by 4% to $27.4 million from $28.5 million last year.

The Seabee mine contributed $20.4 million to revenues, a 5% increase from the $19.5 million recorded in 2001. Gold sales fell from 46,300 ounces in 2001 to 41,500 ounces this year.

This 10% reduction in sales volume was due to the lower grade ore milled from the mine’s D zone during the early part of the year and the necessary time required to develop and access the higher grade ore in the B zone. A 16% increase in the average gold price realized (2002 - CDN $490, U.S. $312; 2001 - CDN $422, U.S. $272) more than offset volume decline.

Gross oil, liquids and gas revenues totaled $7.0 million in 2002, a 22% decline from the $9.0 million in 2001. This result was a combination of normal production declines and lower averaged realized prices in 2002.

The 2002 oil and liquids sales volume of 83,200 barrels was 5% lower than the 87,500 barrels sold the previous year. The average realized price per barrel was U.S. $23.83 (CDN $37.42) versus U.S. $24.67 (CDN $38.21) last year.

Gas sales volume fell 7% from 951 MMCF in 2001 to 886 MMCF in 2002. The average realized price was U.S. $2.47 (CDN $3.88) per MCF in 2002 compared to U.S. $3.67 (CDN $5.68) per MCF in 2001.

Total operating and administrative costs increased slightly from $19.2 million in 2001 to $19.4 million this year. Total mine cash costs increased from $15.8 million in 2001 to an increase in cash operating costs per ounce1, from U.S. $221 in 2001 to U.S. $246 in 2002.

Oil and gas operating costs fell from $1.5 million in 2001 to $1.1 million in 2002. This change is a combination of reduced processing costs at the Edson gas plant and lower operating costs at the Nipisi property.

Administrative costs increased to $2.2 million from $1.9 million in 2001. The increase is largely attributable to the settlement of a prior year property tax assessment at the Madsen property.

Depreciation and depletion of the Company’s gold assets was $4.9 million compared to $5.2 million in 2001. This favourable variance is a combination of increased Seabee ore reserves and a reduction in tonnes broken and tonnes milled. Depreciation and depletion costs per ounce in 2002 remained relatively unchanged at U.S. $75.

Year Ended December 31, 2001 compared to December 31, 2000

Total revenue generated in 2001 was $28.5 million down 15% from the $33.5 million recorded in the previous year. Gold revenue decreased 19% from 2000 as a result of lower production, but was offset by a slight increase in Canadian dollar average realized gold prices. Oil and gas revenues decreased by 3% from 2000, a combination of lower production offset by higher realized petroleum prices.

The Seabee mine contributed $19.5 million to revenues, down from the $24.2 million recorded in 2000. Gold production decreased from 58,300 ounces in 2000 to 48,500 ounces in 2001. The average realized gold price in 2001 was U.S. $272 (CDN $422) per ounce, compared with U.S. $279 (CDN $414) realized in 2000.

Gross oil, natural gas liquids (NGL’s) and gas revenues totaled $9.0 million in 2001 compared to $9.3 million in 2000. Oil and NGL’s production in 2001 of 87,500 barrels was 13% lower than the 100,300 barrels produced the previous year. The average realized price was U.S. $24.67 (CDN $38.21) per barrel versus an average price per barrel of U.S. $27.70 (CDN $41.14) in 2000. Gas production fell 5% from 1,005 MMCF in 2000 to 951 MMCF in 2001. The average realized price was U.S. $3.67 (CDN $5.68) per MCF compared to the U.S. $3.17 (CDN $4.71) per MCF realized in 2000. Total crown royalties and overriding royalties remained relatively unchanged year over year as revenues were constant and the percentages used to calculate these royalties remained relatively unchanged. The Alberta Royalty Tax Credit increased slightly, largely due to increased eligible crown royalties paid in 2001 upon which the Tax Credit is based.

Total operating and administration costs decreased 4% from the $19.9 million recorded in 2000 to $19.2 million in 2001. Interest and other decreased significantly as gold and foreign currency derivative trading account, which gave rise to interest charges, was eliminated during the third quarter of 2000. Total mine cash costs dropped from $16.4 million in 2000 to $15.8 million in 2001, the result of concerted efforts to lower operating costs at the Seabee. These savings were negatively impacted by a reduction in broken ore stockpile inventory, reflecting the lower than expected ore grades from the D zone at the Seabee mine. When a large reduction in grade occurs, as was the case in 2001 with the D zone, all accumulated costs related to those inventory ounces stockpiled are immediately expensed in the current period. The decreased gold production led to an increase in cash operating costs per ounce1, from U.S. $190 per ounce in 2000 to U.S. $221 in 2001.

Oil and gas operating costs decreased slightly from the $1.6 million in 2000 to $1.5 million in 2001.

Depreciation and depletion of the Company’s gold assets was $5.2 million in 2001, an increase of 24% over the $4.2 million recorded in 2000. This is attributable to the smaller calculated reserve base. Depreciation and depletion costs per ounce for the year were U.S. $69 compared to U.S. $48 in 2000.

[1]	The Company reports its operating costs on a per-ounce basis based on uniform standards developed by the Gold Institute. See Page 27 for further discussion.

B. Liquidity and Capital Resources

Year Ended December 31, 2002

Cash flow from operations was $.3 million in 2002 compared to $4.5 million in 2001. This decrease was due to higher contributions from both gold and oil & gas properties, which in turn was partially offset by higher administrative costs as well as increases in receivables, inventories and shrinkage stope platform costs.

In 2002, Claude temporarily invested $.3 million from the proceeds of a flow-through share issue in short-term investments.

Capital expenditures increased from $4.8 million in 2001 to $8.9 million in 2002. Much of this reflects increased development expenditures at the Seabee mine (2002 $5.7 million; 2001 - $3.3 million) and an aggressive exploration program funded by a flow-through share issue at the end of 2002 (2002 - $1.4 million; 2001 - $.1 million).

Investments of $1.3 million reflected a $.7 million increase in security purchases to satisfy financial assurance requirements at the Seabee mine.

During 2002, Claude repaid $328,000 of a demand loan originally issued to secure reclamation requirements at the Madsen property. Claude also purchased a capital asset, which was financed via a capital lease. At December 31, 2002, Claude had $9.0 million in working capital, an increase of $.5 million from 2001.

During the year ending December 31, 2002 the Company issued a total of 6,405,624 shares: 227,931 of these shares were issued pursuant to the Company’s Employee Stock Purchase Plan as described in Note 10 to the 2002 consolidated financial statements; 90,000 common shares were issued pursuant to the exercise of employee share purchase options; 75,000 common shares were issued pursuant to the Company acquiring rights on mineral properties; and, in April 2002, the Company completed the Private Placement of 5,000,000 units at a price of $1.00 per unit for gross proceeds of $5,000,000. Each unit consists of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to acquire one common share at an exercise price of $1.25 until April 23, 2003. The Company intends to use the proceeds for general corporate purposes. Concurrent with the offering, the Company issued the underwriters 63,463 common share purchase warrants in consideration for services provided in connection with the offering. The exercise terms of the underwriter warrants are the same as the warrants issued with the units in the underwriting (as at December 31, 2002, 12,693 of these common share purchase warrants had been exercised). The Company also entered into a flow-through share2 agreement for the issue of 1,000,000 common shares at a price of $1.50 per share for proceeds of $1,500,000.

For the period ending April 30, 2003, the Company has issued a total of 5,214,831 common shares: 159,061 of these shares were issued pursuant to the Company’s Employee Stock Purchase Plan as described elsewhere in this document; 5,000 common shares were issued pursuant to the exercise of employee share purchase options; 2,550,770 common shares were issued pursuant to common share purchase warrants outstanding (described in detail above); and in January 31, 2003, the Company completed a non brokered private placement offering of 2,500,000 units, each unit consisting of one common share and one half of one common share purchase warrant at a price of $1.50 per unit, for gross proceeds of $3,750,000. Each whole purchase warrant will entitle the holder, upon exercise at any time up to and including January 31, 2004, and upon payment of $1.85, to subscribe for one common share. The Company intends to use the proceeds to finance its Seabee gold mineshaft extension project and for general corporate purposes.

The Company has a $2,500,000 operating line of credit which bears interest at prime plus 1.5%. These funds are available for general corporate purposes. At December 31, 2002, the unused portion of the bank line was $1.1

[2]	See “Key Information - Risk Factors” for complete flow-through share discussion. While the cash proceeds are combined with general corporate funds, as disclosed in Note 19 (i) of the 2002 consolidated financial statements, U.S. GAAP requires cash amounts restricted against future use as a result of commitments related to flow-through share agreements to be separately classified in the financial statements.

million. The operating line is secured by a general security agreement excluding assets associated with the Alberta oil and gas properties.

The Company has provided letters of credit totaling $657,736 as security for the Madsen property reclamation assurance requirements. The Company has contingent cash obligations totaling $283,000. This represents a demand loan and obligation under capital lease of $110,000 ($110,000 current portion) and $173,000 ($51,000 current portion), respectively.

Year Ended December 31, 2001

Cash flow provided from operations decreased from $9.1 million in 2000 to $4.5 million in 2001. The decline was due to lower gold production, which was offset to some extent by reductions in Company operating costs.

Capital expenditures declined 45% in 2001, as $4.8 million was spent on capital additions compared to $8.8 million in 2000. At the Seabee mine, spending focused on underground development and preparatory work for the Triangle Lake tailings dam expansion. The majority of spending within the oil and gas division went to injection wells and tie-in at the Nipisi as well as expansion and upgrade of the Edson gas plant. Capital expenditures were funded by cash flows provided by operations.

During the latter half of the year the Company issued 2.5 million common shares for $1,375,000 pursuant to a flow-through share agreement. A further 328,987 shares were issued in conjunction with the Company’s Employee Stock Purchase Plan as described in Note 10 to the 2002 consolidated financial statements for consideration of $176,000.

Short-term investments of $657,000 were purchased and corresponding debt proceeds, in the form of a demand loan, were received as a requirement to secure reclamation assurance at the Madsen property. As required by regulatory authorities, the Company has provided letters of credit of $657,000 as security for reclamation at the Madsen property. The demand loan bears interest at prime, is repayable in monthly principal payments of $27,406 plus interest, and matures on May 15, 2002. The loan is secured by a general security agreement covering all assets of the Company, excluding the Company’s Alberta oil and gas assets.

As at December 31, 2001, Claude had $8.5 million in working capital, relatively unchanged from the $8.4 million recorded in 2000. This slight increase was a combination of reduced working capital from operations offset by share issuance proceeds as well as capital expenditures continuing to be financed out of operating cash flows.

Year Ended December 31, 2000

Cash flow provided from operations increased by 78% from $5.1 million in Fiscal 1999 to $9.1 million in Fiscal 2000. This increase in cash flow was a combination of improved gold production offset by increases in Company operating costs.

Capital expenditures declined by 34% in Fiscal 2000 as $8.8 million was spent on capital additions compared to $13.3 million in Fiscal 1999. Capital expenditures in Fiscal 2000 focused primarily on the Seabee mine and the Madsen exploration property. Capital spending at the Seabee mine totaled $5.0 million for underground development, mill leach circuit enhancement and work on the Triangle Lake tailings dam expansion. The $3.3 million spent at Madsen was largely focused on shaft rehabilitation and de-watering. Capital expenditures were financed from proceeds of a 1999 public offering and cash flows provided by operations.

During Fiscal 2000 the Company issued a total of 1,874,153 common shares. 245,567 of these shares were issued pursuant to the Company’s Employee Stock Purchase Plan as described in Note 10 to the 2002 consolidated financial statements for proceeds of $211,000; 628,586 were issued as payment for the purchase of a 1.35% NSR from Metal Royalties Corporation at a deemed price of $1,100,025; and, 1,000,000 common shares were issued pursuant to an option agreement with Placer Dome (described elsewhere in this document) who purchased the shares for $0.75 per share.

As at December 31, 2000, the Company had $9.1 million in working capital, a decrease of $2.0 million from the prior year. This decrease resulted from capital expenditures being financed out of operating cash flows.

C. Research and Development, Patents and Licenses, etc.

The Company is not involved in any research, development, patenting or licensing activities.

D. Trend Information

Production in 2003 is expected to increase slightly as the Company continues to produce from the higher grade B zone, at depth, at the Seabee mine. Accordingly, cash operating costs per ounce are expected to decrease, due largely to the increased ounces poured. Higher expected net earnings may also be negatively impacted by the strengthening Canadian dollar versus the U.S. dollar.

Contribution margins from our oil and gas assets should increase as higher realized crude oil and natural gas prices are expected throughout the first quarter.

Further, to finance the Seabee shaft extension project, in January 2003, the Company completed a non-brokered private placement of 2,500,000 units, each unit consisting of one common share and one half of one common share purchase warrant, at a price of $1.50 per unit, for gross proceeds of $3,750,000. Each whole purchase warrant will entitle the holder, upon exercise, at any time up to and including January 31, 2004, and upon payment of $1.85, to subscribe for one common share.

By the end of the first four months ended April 2003, the remainder of the warrants were exercised pursuant to the April, 2002 private placement. See “Item 5.B - Liquidity and Capital Resources - Year Ended December 31, 2002”.

The statements made in this Item 5D. are forward-looking statements which are subject to numerous risks. For a discussion involving in making forward-looking statements, see “Statement Regarding Forward - Looking Information” on page 4 of this annual report.

Critical Accounting Policies

The Company prepares its consolidated financial statements in accordance with Canadian Generally Accepted Accounting Principles. In doing so, management is required to make various estimates and judgments in determining the reported amounts of assets and liabilities and revenues and expenses for each year presented, and in the disclosure of commitments and contingencies. Management believes the following critical accounting policies reflect its more significant estimates and judgments used in the preparation of the consolidated financial statements:

The Company utilizes the shrinkage stope mining method to mine its ore body at the Seabee mine. Under this method, ore used as a working platform to access and mine further ore is valued at the lower of cost and net realizable value and recorded as Shrinkage Stope Platform Costs on the balance sheet (see Note 3 to the December 31, 2002 consolidated financial statements). This broken ore is reclassified to inventory once removed from the stope. If actual tonnage and grade of this broken ore vary significantly from estimates or should the price of gold decline such that the timing of processing of this ore is affected, there could be a material impact on the profitability of the mining operations.

Depreciation and depletion on mineral and oil and gas properties is primarily calculated using the unit of production method. This method allocates the cost of an asset to each period based on current period production as a portion of estimated recoverable ore or oil and gas reserves. Although these reserves are classified as “Proven” reserves and the Company expects to recover them under existing economic and operating conditions, if actual reserves prove to be significantly different than the estimates, there could be a material impact on the amounts of depreciation and depletion charged to earnings.

The Company offsets proceeds from its byproduct sales (silver) against the refining costs of its gold bars. During 2002, the Company poured 2,468 ounces of silver (2001 - 3,274; 2000 - 3,267 ounces) for gross proceeds of CDN $11,352 (2001 - $22,145; 2000 - $24,009). Due to the nominal amounts of proceeds received, the sale of byproducts does not impact our determination of costs to produce.

Significant decommissioning activities are often not undertaken until substantial completion of the useful lives of productive assets. Future decommissioning and reclamation costs are estimated and accrued using the unit of production method so that the estimated future liability will be fully provided when decommissioning and reclamation activities are undertaken. Regulatory requirements and alternatives with respect to decommissioning and reclamation activities are subject to change over time. The amount of reclamation charged to earnings is also dependent upon estimated recoverable reserves. A significant change to either the estimated costs or recoverable reserves may result in a material change in the amount of reclamation charged to earnings.

If it is determined that carrying values of assets cannot be recovered, the unrecoverable amounts are written off against current earnings. Recoverability is dependent upon assumptions and judgments regarding future prices, costs of production, sustaining capital requirements and economically recoverable ore and oil and gas reserves. A material change in assumptions may significantly impact the potential impairment of these assets.

Access to the Seabee mine’s ore deposit is not under any time constraints as a result of our mineral lease. The proven and probable reserve life at Seabee indicates a mine life of 3.0 years based upon current mill throughput. The existing surface lease as of December 31, 2001 expired in 2023. The Company renegotiated with the Government of Saskatchewan and entered into a new lease on June 4, 2002 which expires in 2025.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The names, municipality of residence, positions with the Company and principal business activities outside the Company of all directors and executive officers are set forth below:

Name and Municipality of Residence	Positions Held	Director /Officer Since	Principal Occupation

William R. MacNeill(2) (3) Saskatoon, SK	Director, Chairman of the Board	1980	President of BEC International Corporation, a private investment company

Arnie E. Hillier(1) (2) Saskatoon, SK	Director, Vice-Chairman, CEO, and CFO	1996	Chief Executive Officer of Claude

A. Neil McMillan(2) Saskatoon, SK	Director, President	1996	President of Claude

Jon R. MacNeill(1) (3) Calgary, AB	Director	1983	Consultant specializing in the oil and gas industry

Ronald G. Walker(1) (3) Victoria, BC	Director	1984	President of Great Canadian Dollar Store Franchising Ltd., a franchisor of retail store outlets

Raymond G. Gagnon Saskatoon, SK	Chief Operating Officer	2002	Chief Operating Officer of Claude

Philip E. Olson Saskatoon, SK	Vice-President, Exploration	1997	Vice-President, Exploration of Claude

Val L. Michasiw Saskatoon, SK	Secretary-Treasurer	2000	Secretary-Treasurer of Claude

Note:	(1)	Member of the Audit Committee.
	(2)	Executive Committee.
	(3)	Compensation Committee.

All of the directors and officers of Claude have been engaged for more than five years in their present principal occupations or executive positions except for: Mr. Jon MacNeill, who prior to February, 1998 was Secretary and Treasurer of Claude; Mr. Gagnon, who prior to March, 2002 was a mining consultant to Claude since November 1999 and prior to that Vice-President of Operations, since 1994, of Claude.

The directors of the Company are elected annually and hold office until the next annual general meeting of the shareholders of the Company or until their successors in office are duly elected or appointed. All directors are elected for a one-year term.

Certain of the directors serve as directors of other reporting companies and if a conflict of interest arises at a meeting of the Board of Directors, any director in conflict will declare his interest and abstain from voting on such matter.

Executive officers are appointed by the Board of Directors to serve until terminated by the Board of Directors or until their successors are appointed.

Directors and officers of the Company and corporations controlled by them, as a group, beneficially own, directly or indirectly, approximately 9.7% of the issued and outstanding common shares of Claude as at the date hereof.

No Director and/or Executive Officer has been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court or competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he is a Director and/or Executive Officer, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he is an officer or director from engaging in or continuing any conduct, practice, or employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security or any aspect of the securities business or of theft or of any felony.

There are no arrangements or understandings between any two or more Directors or Executive Officers, pursuant to which he was selected as a Director or Executive Officer. Two members of the Board of Directors are related. William R. MacNeill is the father of Jon R. MacNeill. Except as disclosed above, there are no family relationships between any Directors or Executive Officers.

B. Compensation

Compensation to Directors

The compensation paid to the directors of the Company is detailed in the Management Information Circular of the Company prepared for the 2002 annual general meeting which is an exhibit to this report and incorporated herein by reference.

The Board of Directors has awarded special remuneration to one Director for undertaking a specific service on behalf of the Company in addition to remuneration for services ordinarily required of a Director.

Compensation to Executive Officers

The compensation paid to the executive officers and incentive options granted are detailed in the Management Information Circular of the Company under the section entitled “Report on Executive Compensation” prepared for the 2002 annual general meeting, which is an exhibit to this report and incorporated herein by reference.

The Company compensated Jon MacNeill $21,600 (2001 - $35,000) for specific consulting services with respect to its Alberta oil and gas properties. No other director received any compensation for services.

The Company grants stock options to Directors, Executive Officers and employees; refer to “Item 6.E - Share Ownership” below.

Total compensation accrued and/or paid (directly and/or indirectly) to all Officers/Directors during the year ended 2002 was $635,674 (2001 - $630,065).

Except for the stock option program discussed in “Item 6.E - Share Ownership”, the Company has no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the Company’s Directors or Executive Officers.

No funds were set aside or accrued by the Company during the year ended December 31, 2002, to provide pension, retirement or similar benefits for Directors or Executive Officers.

C. Board Practices

The Directors of the Company are elected annually and hold office until the next annual general meeting of the shareholders of the Company or until their successors in office are duly elected or appointed. All directors are elected for a one year term.

There were no directors’ service contracts outstanding with the Company or its subsidiary during 2002.

Committees

There are three standing Board committees:

1. The Executive Committee is comprised of the Chairman and two management directors: Mr. MacNeill, Mr. Hillier, and Mr. McMillan. The Executive Committee was formed to deal with issues which were either not significant enough to require full Board consideration or required timely action which would not allow full Board consideration. This committee is mandated for the review and recommendation to the Board of Directors of: strategic orientation, future direction and objectives of the Company, (as prepared by management); annual business plan, investor relations programs and capital and divestiture programs; major financial strategies; monthly financial and operating results; all news releases; and, all matters related to environmental and safety activities. The Executive Committee meets as required.

2. The Audit Committee members as at April 30, 2003 were Mr. Jon MacNeill, Mr. Walker and Mr. Hillier. The Committee is not comprised entirely of unrelated directors - a member of the Audit Committee provides specified consulting services for a fee to the Company. The Committee is responsible for overseeing corporate governance standards as well as reviewing the Company’s financial reporting procedures, internal controls and the performance of the Company’s external auditors. The Committee is also responsible for reviewing the annual financial statements prior to their approval by the full Board of Directors. The Committee also meets with management on a quarterly basis to review and approve interim financial statements and to discuss financial performance compared to forecast.

3. The Compensation Committee is comprised of Mr. William MacNeill, Mr. Jon MacNeill, and Mr. Walker. The Compensation Committee administers the Company’s executive compensation programs and specifically approves the compensation of the Executive Officers and other senior managers. In addition, the Compensation Committee reviews and approves compensation plans in effect or proposed for the Company’s employees and reviews the adequacy and form of Directors’ compensations. The Committee met once during 2002.

D. Employees

The Company had approximately 173 employees (13 at head office, 160 at the Seabee mine) as of December 31, 2002. See “Item 4.D - Seabee mine - Mine Details”.

E. Share Ownership

The following table sets forth, as of April 30, 2003, the number of the Company’s common shares beneficially owned by a) the directors and executive officers of the Company individually, and as a group and (b) the percentage ownership of the outstanding common shares represented by such shares. The security holders listed below are deemed to be the beneficial owners of common shares underlying options which are exercisable within 60 days from the above date.

Shareholdings of Directors and Executive Officers

Title of Class	Name of Beneficial Owner	Class **	Percent of Ownership

Common	W.R. MacNeill	6.1%	3,718,800
Common	A.E. Hillier	1.4%	858,000
Common	A.N. McMillan	1.3%	776,500
Common	R. Walker	<1%	25,000
Common	J. MacNeill	<1%	70,000
Common	V. Michasiw	<1%	91,902
Common	R. Gagnon	<1%	250,000
Common	P. Olson	<1%	112,380

Total		9.7%	5,902,582
Directors/Officers

** Based on 54,674,308 shares outstanding as of 04/30/03 and 2,425,000 stock options held by each beneficial holder exercisable within sixty days as detailed below:

The following table sets forth the outstanding stock options granted to directors, officers and other employees as of April 30, 2003:

Stock Options Outstanding

Name	Number of Shares of Common Stock	CDN $ Exercise Price	Expiration Date

W.R. MacNeill,	200,000	$0.53	12/27/11
Chairman	289,000	$1.30	06/22/09
	111,000	$0.53	07/31/10

A.E. Hillier,	200,000	$0.53	12/27/11
CEO, CFO and Director	200,000	$1.32	12/15/08
	200,000	$1.30	07/26/09

A. Neil McMillan,	200,000	$0.53	12/27/11
President and Director	150,000	$1.85	08/04/07
	50,000	$1.32	12/15/08
	200,000	$1.30	07/26/09

Raymond G. Gagnon,	10,000	$0.53	12/27/11
COO	10,000	$1.32	12/15/08
	30,000	$1.71	05/21/12

Name	Number of Shares of Common Stock	CDN $ Exercise Price	Expiration Date

	200,000	$0.90	11/29/12

Philip E. Olson,	50,000	$0.53	12/27/11
Vice-President Exploration	50,000	$2.65	12/03/06

Jon R. MacNeill,	50,000	$3.05	04/23/06
Director	20,000	$1.32	12/15/08

Ronald G. Walker,	20,000	$1.32	12/15/08
Director	5,000	$0.90	11/29/12

Val Michasiw	20,000	$0.53	12/27/11
Secretary/Treasurer	25,000	$1.32	12/15/08
	25,000	$0.53	07/31/10
	10,000	$0.90	11/29/12

Other Employees	50,000	$1.80	01/05/08
	40,000
	10,000	$0.53	12/27/11

	2,425,000	$0.90	11/29/12

Total Officers and Directors	2,325,000

Total Other Employees	100,000

Total Officers/Directors/ Other Employees	2,425,000

Stock options to purchase securities from Registrant can be granted to Directors and employees of the Company on terms and conditions acceptable to the regulatory authorities in Canada, notably the Toronto Stock Exchange and the Ontario Securities Commission.

Stock options for up to 10% of the number of issued and outstanding common shares may be granted from time to time, provided that stock options in favor of any one individual may not exceed 5% of the issued and outstanding common shares. No stock option granted under the stock option program is transferable by the optionee other than by the laws of descent and distribution, and each stock option is exercisable during the lifetime of the optionee only by such optionee.

The exercise prices for stock options are determined in accordance with Toronto Stock Exchange guidelines and reflect the closing price of the Registrant’s common shares immediately preceding the day on which the Directors grant the stock options. The maximum term of each stock option does not exceed ten years.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The Company is aware of one person who beneficially owns 5% or more of the Registrant’s voting securities. The following table sets forth, as of 04/30/03, persons and/or companies holding 5% or more beneficial interest in the Company’s outstanding common stock:

Title of Class	Name and Address of Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common Shares	W.R. MacNeill, Saskatoon, SK	3,718,800 (1)	6.1%

Based on 54,674,308 shares outstanding as of 04/30/2003 and 2,425,000 stock options held by each beneficial holder exercisable within sixty days.

(1)	These shares are owned, directly or indirectly, by BEC International Corporation, a private corporation controlled by William R. MacNeill. Of these shares 600,000 represent currently exercisable share purchase options as detailed in the preceding “Stock Options Outstanding” table.

There have been no significant changes in beneficial ownership of the major shareholders during the past three years. No shareholders of the Company have different voting rights from any other shareholder.

To the best of the Company’s knowledge, the Company is not directly owned or controlled by another company or by any foreign government.

As at April 30, 2003, there were 54,674,308 common shares of the Company issued and outstanding. Based on the records of the Company’s transfer agent, Valiant Trust Company, #510, 550 - 6th Avenue SW, Calgary, AB T2P 0S2, as at such date there were 653 shareholders of record. To the best of the Company’s knowledge, as of April 30, 2003 there were 487 registered Canadian shareholders, 12 registered international shareholders, and 154 shareholders registered in the United States holding approximately 3,038,527 shares respectively. This represents 93.08%, 5.55% and 1.37%, respectively, of the Company’s common shares then outstanding.

There are no arrangements known to the Company, which may at a subsequent date result in a change in control of the Company.

B. Related Party Transactions

Except as otherwise disclosed herein, no director, senior officer, principal shareholder, or any associate or affiliate thereof, had any material interest, direct or indirect, in any transaction since the beginning of the last financial year of the Corporation that has materially affected the Corporation, or any proposed transaction that would materially affect the Corporation, except for an interest arising from the ownership of shares of the Corporation where the member will receive no extra or special benefit or advantage not shared on a pro rata basis by all holders of shares in the capital of the Corporation.

C. Interests of Experts and Counsel

This Form 20F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

This Annual Report contains the consolidated financial statements for the Company for the year ended December 31, 2002 which contains:

Auditors’ Report as at February 28, 2003,
Consolidated Balance Sheets as at December 31, 2002 and 2001,
Consolidated Statements of Loss and Deficit for the years ended December 31, 2002, 2001 and 2000,
Consolidated Statements of Cash Flows for the years ended December 31, 2002, 2001 and 2000,
Notes to the Consolidated Financial Statements for the years ended December 31, 2002, 2001 and 2000.

Legal Proceedings

The Company knows of no material, active or pending, legal proceedings against them. The Company knows of no active or pending proceedings against anyone that might materially adversely affect an interest of the Company.

Dividends

The Company has not paid dividends on its common shares in the past and does not expect to pay dividends in the near future.

B. Significant Changes

There have been no significant changes of financial condition since the most recent financial statements dated December 31, 2002 other than described below:

On January 31, 2003, the Company completed a private placement offering of 2,500,000 units, each unit consisting of one common share and one half of one common share purchase warrant, at a price of $1.50 per unit, for gross proceeds of $3,750,000. Each whole purchase warrant will entitle the holder, upon exercise at any time up to and including January 31, 2004, and upon payment of $1.85, to subscribe for one common share.

By the end of the first quarter of 2003, the remainder of the warrants were exercised pursuant to the April, 2002 private placement. See “Item 5.B - Liquidity and Capital Resources - Year Ended December 31, 2002”.

Item 9. The Offer and Listing

A. Offer and Listing Details

The following table sets forth the reported high and low closing bid prices of the Company’s common shares on the TSE for (a) the five most recent fiscal years; (b) each quarterly period for the past two fiscal years; and (c) for the last six months ending April 30, 2003:

Toronto Stock Exchange Common Shares Trading Activity
	Canadian Dollars
Period	High	Low

April, 2003	$1.48	$1.22
March, 2003	$1.53	$1.24
February, 2003	$1.42	$1.35
January, 2003	$1.69	$1.58
December, 2002	$1.51	$1.46
November, 2002	$0.96	$0.92

Fiscal Year Ended 12/31/02	$2.45	$0.54
Fiscal Year Ended 12/31/01	$0.88	$0.47
Fiscal Year Ended 12/31/00	$1.00	$0.42
Fiscal Year Ended 12/31/99	$2.40	$0.85
Fiscal Year Ended 12/31/98	$3.00	$1.10

Quarter Ended 12/31/2002	$1.59	$0.90
Quarter Ended 9/30/2002	$2.45	$1.12
Quarter Ended 6/30/2002	$2.24	$1.03
Quarter Ended 3/31/2002	$1.03	$0.54
Quarter Ended 12/31/2001	$0.58	$0.47
Quarter Ended 9/30/2001	$0.70	$0.51
Quarter Ended 6/30/2001	$0.83	$0.56
Quarter Ended 3/31/2001	$0.88	$0.50

The closing price of the common shares on May 15, 2003 was $1.34 on the TSE.

B. Plan of Distribution

This Form 20F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

C. Markets

The Company’s common shares began trading on the Toronto Stock Exchange (“TSE”) in Toronto, Ontario, Canada on Sept. 14, 1987. The Company’s common shares are quoted on the TSE under the symbol “CRJ”. The CUSIP number is #182873109.

D. Selling Shareholders

This Form 20F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

E. Dilution

This Form 20F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

F. Expenses of the Issue

This Form 20F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

Item 10. Additional Information

A. Share Capital

This Form 20F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

B. Memorandum and Articles of Association

The information called for by this item is contained in an Exhibit to the Company’s Registration statement on Form 20F for the year ended December 31, 2001, on file with the Commission.

C. Material Contracts

Set forth is a list of each material contract, other than the contracts entered into in the ordinary course of the Company’s business, to which the Company entered into during the past two years. Each such contract is further described in the section cross referenced below:

Description of Contract	Section in which Contract is Described

Underwriting Agreement with Canaccord Capital Corporated dated April 23, 2002	Operating and Financial Review Prospects – Liquidity and Capital Resources – Item 5B.

Madsen property Option Agreement Amendment between Claude Resources Inc. and Placer Dome Inc. dated December 5, 2002	Property, plants and equipment – Madsen properties – Item 4D.

Seabee Surface Lease Agreement Amendment dated June 4, 2002	Operating and Financial Review and Prospects – Critical Accounting Policies – Item 5.

D. Exchange Controls

Exchange Controls and Investment Canada Act

Canada has no system of exchange controls. There are no exchange restrictions on borrowing from foreign countries nor on the remittance of dividends, interest, royalties and similar payments, management fees, loan repayments, settlement of trade debts, or the repatriation of capital. However, any dividends remitted to U.S. Holders, as defined below, will be subject to withholding tax. See “Item 10.E - Taxation”.

There are no limitations under the laws of the Province of Saskatchewan or in the memorandum and articles of the Company on the rights of non-Canadians to hold or vote the shares of the Company. Under the provisions of the Investment Canada Act (the “ICA”), as amended by the Canada-United States Free Trade Implementation Act (Canada), and the Canada-United States Free Trade Agreement, review and approval of the transaction by the Investment Canada Agency (“Investment Canada”), the federal agency created by the ICA are required where a U.S. person directly acquires control of a Canadian business with assets of more than $184 million. The term “control” is defined as any one or more non-Canadian persons acquiring all or substantially all of the assets used in the Canadian business, or the acquisition of the voting shares of a Canadian corporation carrying on the Canadian business or the acquisition of the voting interest of an entity controlling or carrying on the Canadian business. The acquisition of the majority of the outstanding shares is deemed to be an “acquisition of control” of a corporation unless it can be established that the purchaser will not, in fact, control the Canadian corporation.

Subject to the comments contained in the following paragraph regarding World Trade Organization (“WTO”) investors, investments requiring notification and review are all direct acquisitions of Canadian business with assets of $5,000,000 or more; all indirect acquisitions of Canadian businesses with assets between $5,000,000 and $50,000,000 which represent more than 50% of the value of the total international transaction. (Indirect acquisition means the acquisition of the voting rights of an entity controlling the Canadian corporation.) In addition, specific acquisitions or new businesses in designated types of business activities related to Canada’s cultural heritage or national identity, which would normally only be notifiable, could be reviewed if the Government of Canada considers it in the public interest to do so.

The ICA was amended with the implementation of the agreement establishing the “WTO” to provide for special review thresholds for “WTO investors”, as defined in the Act. “WTO investor” generally means (i) an individual, other than a Canadian, who is a national of a WTO member (such as, for example, the United States), or who has the right of permanent residence in relation to that WTO member, (ii) governments of WTO members, and (iii) entities that are not Canadian controlled, but which are WTO investor controlled, as determined by rules specified in the Act. The special review thresholds for WTO investors do not apply, and the general rules described above do apply, to the acquisition of control of certain types of businesses specified in the Act, including a business that is a “cultural business”. If the WTO Investor rules apply, an investment in the shares of the Company by or from a WTO investor will be reviewable only if it is an investment to acquire control of the Company and the value of the assets of the Company is equal to or greater than a specified amount (the “WTO Review Threshold”). The WTO Review Threshold is adjusted annually by a formula relating to increases in the nominal gross domestic product of Canada. The 2002 WTO Review Threshold is $218,000.000.

If any non-Canadian, whether or not a WTO investor, acquires control of the Company by the acquisition of shares, but the transaction is not reviewable as described above, the non-Canadian is required to notify the Canadian government and to provide certain basic information relating to the investment. A non-Canadian, whether or not a WTO investor, is also required to provide a notice to the government on the establishment of a new Canadian business. If the business of the Company is then a prescribed type of business activity relating to Canada’s cultural heritage or national identity, and if the Canadian government considers it to be in the public interest to do so, then the Canadian government may give a notice in writing within 21 days requiring the investment be reviewed.

For non-Canadians (other than WTO investors), an indirect acquisition of control, by the acquisition of voting interests of an entity that directly or indirectly controls the Issuer, is reviewable if the value of the assets of the Company is then $50,000,000 or more. If the WTO investor rules apply, then this requirement does not apply to a WTO investor, or to a person acquiring the entity from a WTO investor. Special rules specified in the ICA apply if the value of the assets of the Company is more than 50% of the value of the entity so acquired. By these special rules, if the non-Canadian (whether or not a WTO investor) is acquiring control of an entity that directly or indirectly controls the Issuer, and the value of the assets of the Company and all other entities carrying on business in Canada, calculated in the manner provided in the ICA and the regulations under the Act, is more than 50% of the value, calculated in the manner provided in the ICA and the regulations under the Act, of the assets of all entities, the control of which is acquired, directly or indirectly, in the transaction of which the acquisition of control of the Company forms a part, then the thresholds for a direct acquisition of control as discussed above will apply. That is, a WTO Review threshold of $218,000,000 (in 2002) for a WTO investor or a threshold of $5,000,000 (in 1999) for a non-Canadian other than a WTO investor. If the value exceeds that level, then the transaction must be reviewed in the same manner as a direct acquisition of control by the purchase of shares of the Issuer. If an investment is reviewable, an application for review in the form prescribed by regulations is normally required to be filed with the agency established by the ICA (the “Agency”) prior to the investment taking place and the investment may not be consummated until the review has been completed. There are, however, certain exceptions. Applications concerning indirect acquisition may be filed up to 30 days after the investment is consummated and applications concerning reviewable investments in culture-sensitive sectors are required upon receipt of a notice for review. There is, moreover, provision for the Minister (a person designated as such under the Act) to permit an investment to be consummated prior to completion of review, if he is satisfied that delay would cause undue hardship to the acquiror or jeopardize the operation of the Canadian business that is being acquired. The Agency will submit the application to the Minister, together with any other information or written undertakings given by the acquiror and any representation submitted to the Agency by a province that is likely to be significantly affected by the investment.

The Minister will then determine whether the investment is likely to be of net benefit to Canada, taking into account the information provided and having regard for other factors where they are relevant. Some of the factors to be considered are the effect of the investment on the level and nature of economic activity in Canada, including the effect on employment, on resource processing, on the utilization of parts, components and services produced in Canada, and on exports from Canada.

Additional factors of assessment include (i) the degree and significance of participation by Canadians in the Canadian business and in any industry in Canada of which it forms a part; (ii) the effect of the investment on productivity, industrial efficiency, technological development, product innovation and product variety in Canada; (iii) the effect of the investment on competition within any industry or industries in Canada; (iv) the compatibility of the investment with national industrial, economic and cultural policies taking into consideration industrial, economic and cultural objectives enunciated by the government or legislature of any province likely to be significantly affected by the investment; and (v) the contribution of the investment to Canada’s ability to compete in world markets.

To insure prompt review and decision, the ICA sets certain time limits for the Agency and the Minister. Within 45 days after a completed application has been received, the Minister must notify the acquiror that (a) he is satisfied that the investment is likely to be of net benefit to Canada, or (b) he is unable to complete his review, in which case he shall have 30 additional days to complete his review (unless the acquiror agrees to a longer period), or (c) he is not satisfied that the investment is likely to be of net benefit to Canada.

Where the Minister has advised the acquiror that he is not satisfied that the investment is likely to be of net benefit to Canada, the acquiror has the right to make representations and submit undertakings within 30 days of the date of the notice (or any further period that is agreed upon between the acquiror and the Minister). On the expiration of the 30-day period (or the agreed extension), the Minister must quickly notify the acquiror (a) that he is now satisfied that the investment is likely to be of net benefit to Canada or (b) confirming that he is not satisfied that the investment is likely to be of net benefit to Canada. In the latter case, the acquiror may not proceed with the investment or, if the investment has already been consummated, must relinquish control of the Canadian business. The ICA authorizes the Minister to give written opinions, binding the Minister, on the application of the ICA or regulations to the person seeking the opinions to the Agency or a designated official. The ICA also authorizes the

Minister to issue guidelines and interpretations with respect to the application and administration of any provision of the ICA or the regulations.

The ICA provides for civil penalties for non-compliance with any provision except breach of confidentiality or provision of false information, for which there are criminal penalties.

E. Taxation

A brief description of certain provisions of the tax treaty between Canada and the United States is included below, together with a brief outline of certain taxes, including withholding provisions, to which United States security holders are subject under existing laws and regulations of Canada. The consequences, if any, of provincial, state and local taxes are not considered.

The following information is general and security holders should seek the advice of their own tax advisors, tax counsel or accountants with respect to the applicability or effect on their own individual circumstances of the matters referred to herein and of any provincial, state or local taxes.

Certain Canadian Federal Income Tax Consequences

The discussion under this heading summarizes the principal Canadian federal income tax consequences of acquiring, holding and disposing of shares of common stock of the Company for a shareholder of the Company who is not a resident of Canada but is a resident of the United States and who will acquire and hold shares of common stock of the Company as capital property for the purposes of the Income Tax Act (Canada) (the “Canadian Tax Act”). This summary does not apply to a shareholder who carried on business in Canada through a “permanent establishment” situated in Canada or performs independent personal services in Canada through a fixed base in Canada if the shareholder’s holding in the Company is effectively connected with such permanent establishment or fixed base. This summary is based on the provisions of the Canadian Tax Act or regulations thereunder and on an understanding of the administrative practices of Canada Custom & Revenue Agency, and takes into account all specific proposals to amend the Canadian Tax Act and the regulations thereunder and on an understanding of the administrative practices of Canada Customs & Revenue Agency, and takes into account all specific proposals to amend the Canadian Tax Act or regulations made by the Minister of Finance of Canada as of the date hereof. It has been assumed that there will be no relevant amendment of any governing law although no assurance can be given in this respect. This discussion is general only and is not a substitute for independent advice from a shareholder’s own Canadian and U.S. tax advisors.

The provisions of the Canadian Tax Act are subject to income tax treaties to which Canada is a party, including the Canada-United States Income Tax Convention (1980), as amended (the “Convention”).

Dividends on Common Shares and Other Income

Under the Canadian Tax Act, a non-resident of Canada is generally subject to Canadian withholding tax at the rate of 25 percent on dividends paid or deemed to have been paid to him or her by a Company resident in Canada. The Company is responsible for withholding of tax at the source. The Convention limits the rate to 15 percent if the shareholder is a resident of the United States and the dividends are beneficially owned by and paid to such shareholder, and to 5 percent if the shareholder is also a Company that beneficially owns at least 10 percent of the voting stock of the payor Company.

The amount of a stock dividend (for tax purposes) would generally be equal to the amount by which the paid up or stated capital of the Company had increased by reason of the payment of such dividend. The Company will furnish additional tax information to shareholders in the event of such a dividend. Interest paid or deemed to be paid on the Company’s debt securities held by non-Canadian residents may also be subject to Canadian withholding tax, depending upon the terms and provisions of such securities and any applicable tax treaty.

The Convention generally exempts from Canadian income tax dividends paid to a religious, scientific, literary, educational or charitable organization or to an organization constituted and operated exclusively to administer a pension, retirement or employee benefit fund or plan, if the organization is a resident of the United States and is exempt from income tax under the laws of the United States.

Disposition of Common Shares

Under the Canadian Tax Act, a taxpayer’s capital gain or capital loss from a disposition of a share of common stock of the Company is the amount, if any, by which his or her proceeds of disposition exceed (or are exceeded by, respectively) the aggregate or his or her adjusted cost base of the share and reasonable expenses of disposition. The capital gain or loss must be computed in Canadian currency using a weighted average adjusted cost base for identical properties. The capital gains net of losses included in income are as follows. For gains net of losses realized before February 28, 2000, as to 75%. For gains net of losses realized after February 27, 2000 and before October 18, 2000, as to 66-2/3%. For gains net of losses realized after October 17, 2000, as to 50%. There are special transitional rules to apply capital losses against capital gains that arose in different periods. The amount by which a shareholder’s capital loss exceeds the capital gain in a year may be deducted from a capital gain realized by the shareholder in the three previous years or any subsequent year, subject to certain restrictions in the case of a corporate shareholder.

Under the Canadian Tax Act, a non-resident of Canada is subject to Canadian tax on taxable capital gains, and may deduct allowable capital losses, realized on a disposition of “taxable Canadian property”. Shares of common stock of the Company will constitute taxable Canadian property of a shareholder at a particular time if the shareholder used the shares in carrying on business in Canada, or if at any time in the five years immediately preceding the disposition of 25% or more of the issued shares of any class or series in the capital stock of the Company belonged to one or more persons in a group comprising the shareholder and persons with whom the shareholder did not deal at arm’s length and in certain other circumstances.

The Convention relieves Untied States residents from liability for Canadian tax on capital gains derived on a disposition of shares unless:

(a)	the value of the shares is derived principally from “real property” in Canada, including the right to explore for or exploit natural resources and rights to amounts computed by reference to production;

(b)	the shareholder was resident in Canada for 120 months during any period of 20 consecutive years preceding, and at any time during the 10 years immediately preceding, the disposition and the shares were owned by him when he or she ceased to be resident in Canada; or

(c)	the shares formed part of the business property of a “permanent establishment” that the holder has or had in Canada within the 12 months preceding the disposition.

U.S. Federal Income Tax Consequences

The following is a general discussion of certain possible U.S. federal income tax consequences, under current law, generally applicable to a U.S. Holder (as hereinafter defined) of common shares of the Company. This discussion is of a general nature only and does not take into account the particular facts and circumstances, with respect to U.S. federal income tax issues, of any particular U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. (See “Taxation--Canadian Federal Income Tax Consequences” above).

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Services (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time and which are subject to differing interpretations. This discussion does not consider the potential effects, both adverse and beneficial, of any proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.

This discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any U.S. Holder or prospective U.S. Holder of common shares of the Company, and no opinion or representation with respect to the U.S. federal income tax consequences to any such U.S. Holder or prospective U.S. Holder is made. Accordingly, U.S. Holders and prospective U.S. Holders of common shares of the Company should consult their own tax advisors and U.S. federal, state, local and foreign tax consequences of purchasing, owning and disposing of common shares of the Company.

U.S. Holders

As used herein, a “U.S. Holder” means a holder of common shares of the Company who is (i) a U.S. citizen or an individual resident in the U.S., (ii) a corporation or partnership created or organized in or under the laws of the U.S. or of any political subdivision thereof; (iii) an estate whose income is taxable in the U.S. irrespective of source; or (v) a trust subject to the primary supervision of a court within the U.S. and control of a U.S. fiduciary as described in Section 7701(a)(30) of the Code.

Persons Not Covered

This summary does not address the U.S. federal income tax consequences to persons (including persons who are U.S. Holders) subject to special provisions of U.S. federal income tax law, including (i) tax-exempt organizations, (ii) qualified retirement plans, (iii) individual retirement accounts and other tax-deferred accounts, (iv) financial institutions, (v) insurance companies, (vi) real estate investment trusts, (vii) regulated investment companies, (viii) broker-dealers, (ix) persons or entities that have a “functional currency” other than the U.S. dollar, (x) persons subject to the alternative minimum tax, (xi) persons who own their common shares of the Company as part of a straddle hedging, conversion transaction, constructive sale or other arrangement involving more than one position, (xii) persons who acquired their common shares of the Company through the exercise of employee stock options or otherwise as compensation for services, (xiii) persons that own an interest in an entity that owns common shares of the Company, (xiv) persons who own, exercise or dispose of any options, warrants or other rights to acquire common shares of the Company, or (xv) persons who own their common shares of the Company other than as a capital asset within the meaning of Section 1221 of the Code.

Distribution of Common Shares of the Company

U.S. Holders receiving distributions (including constructive distributions) with respect to common shares of the Company are required to include in gross income for U.S. Federal income tax purposes the gross amount of such distributions, equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extend that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s U.S. federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s U.S. federal taxable income. (See more detailed discussion at “Foreign Tax Credit” below). To the extent that distributions from the Company exceed current or accumulated earnings and profits of the Company, such distributions will be treated first as a return of capital, to the extent of the U.S. Holder’s adjusted basis in the common shares, and thereafter as gain from the sale or exchange of the common shares of the Company. (See more detailed discussion at “Disposition of the Common Shares of the Company” below.)

In the case of foreign currency received as a distribution that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss. However, an individual whose realized gain does not exceed $200 will not recognize that gain, to the extent that there are no expenses associated with the transaction that meet the requirements for deductibility as a trade or business expense (other than travel expenses in connection with a business trip) or as an expense for the production of income.

Dividends paid on the common shares of the Company generally will not be eligible for the “dividends received deduction” allowed to corporate shareholders receiving dividends from certain U.S. corporations. Under certain circumstances, a U.S. Holder that is a corporation and that owns shares representing at least 10% of the total voting power and the total value of the Company’s outstanding shares may be entitled to a 70% deduction of the “U.S. source” portion of dividends received from the Company (unless the Company qualifies as a “Foreign Personal Holding Company” or a “Passive Foreign Investment Company” as defined below). The availability of the dividends received deduction is subject to several complex limitations which are beyond the scope of this discussion, and U.S. Holders of common shares of the Company should consult their own tax advisors regarding the dividends received deduction.

Certain information reporting and backup withholding rules may apply with respect to certain payments related to the Company’s common shares. In particular, a payor or middleman within the U.S., or in certain cases outside the U.S., will be required to withhold 30% (which rate is scheduled for periodic adjustment) of any payments to a U.S. Holder of the Company’s common shares of dividends on, or proceeds from the sale of, such common shares within the U.S., if a U.S. Holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, the backup withholding tax requirements. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS. U.S. Holders are urged to consult their own tax advisors regarding the information reporting and backup withholding rules applicable to the Company’s common shares.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian or other foreign income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for U.S. federal income tax purposes with respect to such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces U.S. federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from distributions to) the U.S. Holder during that year.

There are significant and complex limitations that apply to the foreign tax credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s U.S. income tax liability that the U.S. Holder’s “foreign source” income bears to his or its worldwide taxable income. In applying this limitation, the various items of income and deduction must be classified as either “foreign source” or “U.S. source.” Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as “passive income,” “high withholding tax interest,” “financial services income,” “shipping income,” and certain other classifications of income. Dividends distributed by the Company will generally constitute “foreign source” income, and will be classified as “passive income” or, in the case of certain U.S. Holders, “financial services income” for these purposes.

In addition, U.S. Holders that are corporations and that own 10% or more of the voting stock of the Company may be entitled to an “indirect” foreign tax credit under Section 902 of the Code with respect to the payment of dividends by the Company under certain circumstances and subject to complex rules and limitations. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and U.S. Holders of common shares of the Company should consult their own tax advisors regarding their particular circumstances.

Disposition of Common Shares of the Company

A U.S. Holder will recognize gain or loss upon the sale or other taxable disposition of common shares of the Company equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the common shares of the Company. This gain or loss will be capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder, which will be long-term capital gain or loss if the common shares of the Company are held for more than one year.

Preferential tax rates apply to long-term capital gains of U.S. Holders that are individuals, estates or trusts. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder that is a corporation (other than a corporation subject to Subchapter S of the Code). Deductions for net capital losses are subject to significant limitations. For U.S. Holders that are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations for U.S. Holders

In the following circumstances, the above sections of this discussion may not describe the U.S. federal income tax consequences to U.S. Holders resulting from the ownership and disposition of common shares of the Company:

Foreign Personal Holding Company

If at any time during a taxable year (i) more than 50% of the total voting power or the total value of the Company’s outstanding shares is owned, directly or indirectly, by five or fewer individuals who are citizens or residents of the U.S. and (ii) 60% (or 50% in certain cases) or more of the Company’s gross income for such year is “foreign personal holding company income” as defined in Section 553 of the Code (e.g., dividends, interest, royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions), the Company may be treated as a “Foreign Personal Holding Company” (“FPHC”) In that event, U.S. Holders of common shares of the Company would be required to include in gross income for such year their allocable portions of such “foreign personal holding company income” to the extent the Company does not actually distribute such income.

The Company does not believe that it currently qualifies as a FPHC. However, there can be no assurance that the Company will not be considered a FPHC for the current or any future taxable year.

Foreign Investment Company

If (i) 50% or more of the total voting power or the total value of the Company’s outstanding shares is owned, directly or indirectly, by citizens or residents of the U.S., U.S. partnerships or corporations, or U.S. estates or trusts (as defined by the Code Section 7701(a)(30)), and (ii) the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, the Company may be treated as a “Foreign Investment Company” (“FIC”) as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares of the Company to be treated as ordinary income rather than capital gain.

The Company does not believe that it currently qualifies as an FIC. However, there can be no assurance that the Company will not be considered an FIC for the current or any future taxable year.

Controlled Foreign Corporation

If more than 50% of the total voting power or the total value of the Company’s outstanding shares are owned, directly or indirectly, by citizens or residents of the U.S., U.S. partnerships or corporations, or U.S. estates or trusts (as defined by the Code Section 7701(a)(30)), each of which own, directly or indirectly, 10% or more of the total voting power of the Company’s outstanding shares (each a “10% Shareholder”), the Company could be treated as a “Controlled Foreign Corporation” (“CFC”) under Section 957 of the Code.

The classification of the Company as a CFC would effect many complex results, including that such 10% Shareholders would generally (i) be treated as having received a current distribution of the Company’s “Subpart F income,” and (ii) would also be subject to current U.S. federal income tax on their pro rata shares of the Company’s earnings invested in “U.S. property”. The foreign tax credit may reduce the U.S. federal income tax on these amounts for such 10% Shareholders (see more detailed discussion at “Foreign Tax Credit” above). In addition, under Section 1248 of the Code, gain from the sale or other taxable disposition of common shares of the Company by a U.S. Holder that is or was a 10% Shareholder at any time during the five year period ending with the sale is treated as ordinary income to the extent of earnings and profits of the Company attributable to the common shares sold or exchanged.

If the Company is classified as both a Passive Foreign Investment Company as described below and a CFC, the Company generally will not be treated as a Passive Foreign Investment Company with respect to the 10%

Shareholders. This rule generally will be effective for taxable years of the 10% Shareholders beginning after 1997 and for taxable years of the Company ending with or within such taxable years of the 10% Shareholders.

The Company does not believe that it currently qualifies as a CFC. However, there can be no assurance that the Company will not be considered a CFC for the current or any future taxable year. Because of the complexity of the CFC rules, a more detailed review of these rules is beyond the scope of this discussion, and U.S. Holders are urged to consult with their own tax advisors with respect to how the CFC rules impact their tax situation.

Passive Foreign Investment Company

Certain U.S. income tax legislation contains rules governing “Passive Foreign Investment Companies” (“PFIC”) which can have significant tax effects on U.S. Holders of foreign corporations. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the U.S. and, for any taxable year, either (i) 75% or more of its gross income is “passive income” (e.g. dividends, interest, certain rents and royalties, certain gains from the sales of stock and securities and certain gains from commodities transactions), or (ii) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more. If a foreign corporation owns, directly or indirectly, at least 25% by value of the stock of a second corporation, then for purposes of the PFIC tests described above, the first corporation will be treated as owning a proportionate share of the assets of, and as receiving a proportionate share of the income of, the second corporation.

U.S. Holders owning common shares of a PFIC are subject to the highest rate of tax on ordinary income in effect for the applicable taxable year and to an interest charge based on the value of deferral of tax for the period during which the common shares of the PFIC are owned with respect to certain “excess distributions” on and dispositions of PFIC stock under Section 1291 of the Code. However, if the U.S. Holder makes a timely election to treat a PFIC as a qualified electing fund (“QEF) with respect to such shareholder’s interest therein, the above described rules generally will not apply. Instead, the electing U.S. Holder would include annually in his gross income his pro rata share of the PFIC’s ordinary earnings and net capital gain regardless of whether such income or gain was actually distributed. A U.S. Holder of a QEF can, however, elect to defer the payment of U.S. federal income tax on such income inclusions. In addition, subject to certain limitations, U.S. Holders owning, actually or constructively, marketable (as specifically defined) stock in a PFIC will be permitted to elect to mark that stock to market annually, rather than be subject to the tax regime of Section 1291 of Code as described above. Amounts included in or deducted from income under this alternative (and actual gains and losses realized upon disposition, subject to certain limitations) will be treated as ordinary gains or losses.

The Company believes that it was not a PFIC for its fiscal year ended December 31, 2002 and does not believe that it will be a PFIC for the fiscal year ending December 31, 2003. There can be no assurance that the Company’s determination concerning its PFIC status will not be challenged by the IRS, or that it will be able to satisfy record keeping requirements that will be imposed on QEF’s in the event that it qualifies as a PFIC.

Each U.S. Holder of common shares of the Company is urged to consult a tax advisor with respect to how the PFIC rules affect their tax situation.

F. Dividends and Paying Agents

This Form 20F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

G. Statements by Experts

This Form 20F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

H. Documents on Display

Any documents referred to in this Annual Report may be inspected at the head office of the Company, Suite 200-224 - 4th Avenue South, Saskatoon, SK S7K 5M5, during normal business hours.

I. Subsidiary Information

Not Applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

The following discusses the Corporation’s exposure to market risk related to changes in gold prices, U.S./Canada dollar exchange rates and interest rates. This discussion contains forward looking statements that are exposed to risks and uncertainties, many of which are out of the Company’s control. The Company’s primary market risks are related to fluctuations in the gold price and fluctuations in U.S./Canada dollar exchange rates. To a lesser extent, the Company is subject to market risk related to interest rates as it currently holds cash balances. The Company has established policies to manage sensitivity to both fluctuations in gold price risks and fluctuations in foreign currency exchange rates risk. These policies include the monitoring of the Company’s net exposure to each risk and include the use of forward, spot deferred and options contracts to hedge fluctuations in the price of gold and forward contracts to hedge exposure to fluctuations in foreign currency exchange rates.

Gold Hedging and Sensitivity to Gold Price:

In order to manage its exposure to fluctuations in the price of gold, the Company may enter into fixed forward, spot deferred and options contracts within the course of its business. Forward sales agreements obligate the Company to sell gold at a specified price on a specified date. Spot deferred contracts are forward sales agreements that allow the Company to defer the delivery of gold under the contracts to a later date at the original contract price plus the prevailing premium (contango) at the time of the deferral, thereby allowing the Company to participate in current market price increases while providing future downside protection.

The Executive Committee of the Board of Directors administers hedging activities and reviews the Company’s hedge position periodically:

As at December 31, 2002, the Corporation had entered into the following gold contracts:

	Ounces	Average Price Per Ounce	Anticipated Delivery/Expiry	Fair Value in C$000

Spot deferred contract	3,000	U.S.$303	2003	(189)
Spot deferred contract	3,750	U.S.$298	2003	(268)
Spot deferred contract	2,000	U.S.$332	2003	(34)

As at December 31, 2002 the estimated fair value of the net gold hedge position was an unrealized loss of CDN $491,000. Fair value estimates are made at the balance sheet date, based upon relevant market information and information about the financial instrument.

The sensitivity to changes in gold price on the Company’s earnings at December 31, 2002 was approximately CDN $800,000 per U.S.$10 change in the gold price.

Foreign Currency Hedging and Exchange Rate Sensitivity:

The Corporation’s mineral revenues are denominated in U.S. dollars. In order to manage its exposure to currency fluctuations, the Companies from time to time enters into currency forward sales or options contracts. The Executive Committee of the Board of Directors administers hedging activities and reviews the Company’s hedge position periodically. As at December 31, 2002 the Corporation had outstanding contracts totaling U.S. $5.3 million at an average exchange rate of 1.5871 CDN$/U.S.$ with a market value gain inherent in these contracts of CDN

$39,000. The sensitivity to changes in U.S./Canada dollar exchange rates on the Corporation’s earnings and cash flow at December 31, 2002 is approximately $400,000 per U.S.$0.01 change in the average U.S./Canada dollar exchange rate.

Interest Rate Sensitivities

The Corporation holds cash balances in Canadian currencies which earn interest income. Most of the Corporation’s cash balances are held in short-term money market and cash deposits with maturities of under 90 days. These deposits are exposed to interest rate risk. The Company believes that a possible 5% change in market interest rates would not materially impact the earnings or market value of these balances. The Corporation incurs the majority of its expenditures in Canadian dollars.

Item 12. Description of Securities Other than Equity Securities

Not Applicable

Part II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not Applicable

Item 14. Material Modifications to the Rights of Securities Holders and Use of Proceeds

Not Applicable

Item 15. Controls and Procedures

Based on their evaluation as of a date within 90 days of the filing date of this Annual Report on Form 20-F, the principal executive officer and principal financial officer of the Company have concluded that the disclosure controls and procedures of the Company as defined in §240.13a-15(c) and §240.15d-15(c) of the Securities Exchange Act of 1934 (the Exchange Act) are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission’s rules and forms.

There were no significant changes in internal controls or in other factors of the Company that could significantly affect these controls subsequent to the date of their evaluation and up to the filing date of this Annual Report on Form 20-F. There were no significant deficiencies or material weaknesses, and therefore no corrective actions were taken.

The Company’s management, including the principal executive officer and principal financial officer, does not expect that its disclosure controls and procedures or internal controls and procedures will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Item 16. [Reserved]

Part III

Item 17. Financial Statements

The Company’s financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as disclosed in Note 19 to the 2002 audited financial statements.

The financial statements as required under Item 17 are attached hereto and found immediately following the text of this Annual Report. The audit report of KPMGLLP, independent Chartered Accountants, is included herein immediately preceding the financial statements and schedules.

Item 18. Financial Statements

The Company has elected to provide financial statements pursuant to Item 17.

Item 19. Exhibits

A) Financial Statements:

Management’s Responsibilities for Financial Reporting

Auditor’s Report, dated February 28, 2003

Consolidated Balance Sheets at December 31, 2002 and 2001

Consolidated Statements of Loss for the years ended December 31, 2002, 2001 and 2000

Consolidated Statements of Cash Flows for the years ended December 31, 2002, 2001 and 2000

Consolidated Statements of Retained Earnings (Deficit) for the years ended December 31, 2002, 2001 and 2000

Notes to the Consolidated Financial Statements

(B) Exhibits:

1.1	Certificate of Incorporation, Certificates of Name Change, Articles of Incorporation, Articles of Amalgamation and By-Laws (incorporated by reference to Exhibit 1.1 of Claude Resource Inc.’s Registration Statement on Form 20-F for the fiscal year ended December 31, 2001).

4.1	Currie Rose Agreement dated August 1, 1994 between Claude Resources Inc. and Currie Rose Resources Inc. (incorporated by reference to Exhibit 4.1 of Claude Resource Inc.’s Registration Statement on Form 20-F for the fiscal year ended December 31, 2001).

4.2	Madsen property Option Agreement dated December 15, 2000 between Claude Resources Inc. and Placer Dome (CLA) Ltd. (incorporated by reference to Exhibit 4.2 of Claude Resource Inc.’s Registration Statement on Form 20-F for the fiscal year ended December 31, 2001).

4.3	Amisk Lake Option Agreement dated October 1, 1995 between Claude Resources Inc. and Husky Oil Operations Ltd. and Cameco Gold Inc. (incorporated by reference to Exhibit 4.3 of Claude Resource Inc.’s Registration Statement on Form 20-F for the fiscal year ended December 31, 2001).

4.4	Seabee Surface Lease Agreement between Claude Resources Inc. and the Government of Saskatchewan (incorporated by reference to Exhibit 4.5 of Claude Resources Inc.’s Registration Statement on Form 20-F for the fiscal year ended December 31, 2001).

4.5	Underwriting Agreement with Canaccord Capital dated April 23, 2002 (incorporated by reference to exhibit 4.5 of Claude Resources Inc.’s Registration Statement on Form 20-F for the fiscal year ended December 31, 2001).

4.6	Seabee Surface Lease Agreement Amendment with the Government of Saskatchewan dated June 4, 2002.

4.7	Madsen property Option Agreement Amendment with Placer Dome (CLA) Ltd. dated December 5, 2002.

10.1	Geological Consultants Consent

10.2	Oil and Gas Consultants Consent

99.1	Certifications pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.2	Management Information Circular dated April 11, 2003.

SIGNATURE

The Registrants hereby certify that they meet all of the requirements for filing on Form 20-F and that they have duly caused and authorized the undersigned to sign this Annual Report on their behalf.

CLAUDE RESOURCES INC.

(Registrant)

Dated: June 26, 2003	By:	/s/ Arnie E. Hillier
Vice Chairman, CEO, CFO And Director

CERTIFICATION Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (A separate certification is required for each officer)

I, Arnie Hillier, certify that:

1.	I have reviewed this annual report on Claude Resources Inc.;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

(a)	designed such disclosure controls and procedures to ensure the material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to filing date of this annual report is being prepared;

(c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function).

(a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weakness in internal controls; and

(b)	any fraud, whether or not material, that involves management or other employees who have significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Dated: June 26, 2003	By:	/s/ Arnie E. Hillier
Vice Chairman, CEO, CFO And Director

MANAGEMENT’S RESPONSIBILITY FOR CONSOLIDATED FINANCIAL STATEMENTS

The accompanying consolidated financial statements of Claude Resources Inc. are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared by management in conformity with Canadian generally accepted accounting principles. The consolidated Canadian financial statements include some amounts that are based on best estimates and judgements. Financial information used elsewhere in the annual report is consistent with that in the financial statements.

The management of the Company, in furtherance of the integrity and objectivity of data in the financial statements, has developed and maintains a system of internal accounting controls. Management believes the internal accounting controls provide reasonable assurance that financial records are reliable and form a proper basis for preparation of financial statements and that assets are properly accounted for and safeguarded. The internal accounting control process includes management’s communication to employees of policies which govern ethical business conduct.

The Board of Directors carries out its responsibility for the consolidated financial statements in this annual report principally through its audit committee, consisting primarily of outside directors. The audit committee reviews the Company’s annual consolidated financial statements and recommends their approval to the Board of Directors. The shareholders’ auditors have full access to the audit committee, with and without management being present.

These consolidated financial statements have been examined by the shareholders’ auditors, KPMG LLP, Chartered Accountants, in accordance with Canadian generally accepted auditing standards and their independent professional opinion on the fairness of the financial statements is attached.

/s/ Arnie E. Hillier
Arnie E. Hillier Vice Chairman, Chief Executive Officer and Chief Financial Officer Saskatoon, Canada February 28, 2003

AUDITORS’ REPORT

To the shareholders of Claude Resources Inc.:

We have audited the consolidated balance sheets of Claude Resources Inc. as at December 31, 2002 and 2001 and the consolidated statements of loss, retained earnings and cash flows for each of the years in the three year period ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2002 in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected results of operations for each of the years in the three year period ended December 31, 2002 and shareholders’ equity as at December 31, 2002 and 2001 to the extent summarized in Note 19 to the consolidated financial statements.

/s/ KPMG LLP
Chartered Accountants Saskatoon, Canada February 28, 2003

CONSOLIDATED BALANCE SHEETS DECEMBER 31 (CANADIAN DOLLARS IN THOUSANDS)

	2002	2001

Assets

Current assets:
Cash	$-	$1,899
Short-term investments	958	657
Receivables	2,174	699
Inventories (Note 2)	3,366	4,646
Shrinkage stope platform costs (Note 3)	5,852	2,831
Prepaids	378	300

	12,728	11,032
Oil and gas properties (Note 4)	3,411	3,120
Mineral properties (Note 5)	17,208	13,834
Investments (Note 6)	1,336	684

	$34,683	$28,670

Liabilities and Shareholders’ Equity

Current liabilities:
Bank indebtedness	$1,628	$-
Payables and accrued liabilities	1,940	2,114
Demand loan (Note 7)	110	438
Current portion of obligations under capital lease	51	-

	3,729	2,552

Obligations under capital lease (Note 8)	122	-
Future site reclamation costs (Note 9)	2,635	2,575

Shareholders’ equity:
Share capital (Note 10)	24,525	18,362
Retained earnings	3,672	5,181

	28,197	23,543

Commitments and contingencies (Note 9 and Note 15)
Subsequent event (Note 17)
	$34,683	$28,670

See accompanying notes to consolidated financial statements.

/s/ William R. MacNeill	/s/ Jon R. MacNeill
Director	Director

CONSOLIDATED STATEMENTS OF LOSS YEARS ENDED DECEMBER 31 (CANADIAN DOLLARS IN THOUSANDS)

	2002	2001	2000
Revenues:
Gold	$20,363	$19,524	$24,166
Oil and gas:
Gross revenue	7,043	9,024	9,300
Crown royalties	(1,748)	(2,672)	(2,516)
Alberta Royalty Tax Credit	440	619	584
Overriding royalties	(2,929)	(3,885)	(4,061)

Net oil and gas revenue	2,806	3,086	3,307

	23,169	22,610	27,473

Expenses:
Gold	16,070	15,817	16,432
Oil and gas	1,138	1,498	1,582
General and administrative	2,218	1,918	1,715
Interest and other (Note 11)	(84)	(30)	167
Provision for income taxes (Note 12)	31	26	32

	19,373	19,229	19,928

Earnings before the undernoted items	3,796	3,381	7,545
Depreciation, depletion and reclamation:
Gold	4,866	5,217	4,194
Oil and gas	439	347	467
Write-down of mineral properties	-	-	51,078
Provision for foreign currency fluctuations	-	-	529

Net loss	$(1,509)	$(2,183)	$(48,723)

Net loss per share (Note 13)
Basic and diluted	$(0.03)	$(0.05)	$(1.25)

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (DEFICIT) YEARS ENDED DECEMBER 31 (CANADIAN DOLLARS IN THOUSANDS)

	2002	2001	2000

Retained earnings (deficit), beginning of period	$5,181	$(32,636)	$16,087
Reduction of stated capital (Note 10	-	40,000	-
Net loss	(1,509)	(2,183)	(48,723)

Retained earnings (deficit), end of period	$3,672	$5,181	$(32,636)

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS YEARS ENDED DECEMBER 31 (CANADIAN DOLLARS IN THOUSANDS)

	2002	2001	2000
Cash provided from (used in):

Operations:
Net loss	$(1,509)	$(2,183)	$(48,723)
Non-cash items:
Depreciation, depletion and reclamation	5,305	5,564	4,661
Write-down of mineral properties	-	-	51,078
Provision for foreign currency fluctuations	-	-	529

	3,796	3,381	7,545

Net change in non-cash working capital:
Receivables	(1,475)	1,676	1,271
Inventories	1,280	(528)	494
Shrinkage stope platform costs	(3,021)	1,911	240
Prepaids	(78)	117	(99)
Payables and accrued liabilities	(174)	(2,087)	2,027
Obligations relating to foreign currency fluctuations	-	-	(2,420)

	328	4,470	9,058

Investing:
Short-term investments	(301)	(657)	-
Mineral properties	(8,180)	(3,983)	(8,294)
Oil and gas properties	(730)	(818)	(523)
Increase in investments	(652)	-	(31)

	(9,863)	(5,458)	(8,848)

Financing:
Issue of common shares, net of issue costs	6,163	1,469	897
Demand loan:
Proceeds	-	657	-
Repayment	(328)	(219)	-
Obligations under capital lease:
Proceeds	214	-	-
Repayment	(41)	-	-
Brokerage deposits	-	-	198

	6,008	1,907	1,095

Increase (decrease) in cash position	(3,527)	919	1,305
Cash position, beginning of period	1,899	980	(325)

Cash position, end of period	$(1,628)	$1,899	$980

Supplemental cash flow disclosure:

Interest paid	102	176	301
Income taxes paid	31	26	32

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31 TABULAR DOLLAR AMOUNTS IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT AS OTHERWISE NOTED

Operations:

The operations of the Company consist of the following:

SEABEE GOLD MINE

The Seabee gold mine, owned 100% by the Company, is located 125 kilometres northeast of La Ronge, Saskatchewan. Mining of the ore reserves commenced in November, 1991 with commercial production achieved in December, 1991.

OIL & GAS

The Company, through its wholly-owned subsidiary 574095 Alberta Ltd., has a participating interest in the Nipisi Gilwood No. 1 oil field and the Edson Gas Unit No. 1 gas field and associated gas plant and gathering lines. Both areas are considered mature and are operated by others. The areas are also subject to an overriding royalty.

In the Gainsborough area of southeastern Saskatchewan, the Company owns a 75% working interest in six vertical producing oil wells, one water disposal well and a 33.75% working interest in four producing horizontal wells.

1. Significant Accounting Policies:

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. Generally accepted accounting principles require that management make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the year. Actual amounts could differ from those estimates.

A summary of significant accounting policies is as follows:

CONSOLIDATION PRINCIPLES

The consolidated financial statements include the accounts of the Company and its subsidiary. Interests in joint ventures are accounted for by the proportionate consolidation method.

CASH

Cash and cash equivalents include cash and short-term investments which, on acquisition, have a term to maturity of three months or less. Cash position consists of cash and cash equivalents less bank indebtedness.

SHORT-TERM INVESTMENTS

Short-term investment certificates are carried at the lower of cost and market value.

INVESTMENTS

Investments consisting of shares of other companies and bonds are carried at cost or at cost less amounts written off to reflect an impairment in value that is other than a temporary decline.

INVENTORIES

Gold inventory, which includes gold bullion, gold contained in the milling circuit and in stockpiled ore, is valued at the lower of cost and net realizable value. Costs include labour, equipment costs and operating overhead. Material and supplies inventory is valued at the lower of cost and net realizable value.

SHRINKAGE STOPE PLATFORM COSTS

The Company utilizes the shrinkage stope mining method to mine its ore body at the Seabee mine. Under this method, ore used as a working platform to access and mine further ore, is valued at the lower of cost and net realizable value. Costs include labour, equipment costs and operating overhead. This broken ore is reclassified to inventory once transported to surface.

OIL & GAS OPERATIONS

The Company follows the full cost method of accounting whereby all costs relating to the exploration for and development of oil and gas reserves are capitalized. Such costs include land acquisition costs, geological and geophysical expenses, engineering fees, related direct administrative expenses, the costs of drilling both productive and non-productive wells, including production equipment and the cost of constructing processing facilities. Also capitalized are identifiable carrying charges on undeveloped properties. Proceeds received from disposal of property interests are credited against accumulated costs except when the disposition results in a significant change in the depletion rate, in which case a gain or loss on disposal is recognized.

The carrying values of the Company’s oil and gas properties are compared annually to an estimate of future net cash flow from the production of proven reserves, less future removal, restoration and capital costs as well as general and administrative expenses, financing costs and income taxes based on year-end prices and costs. Should this comparison indicate an excess carrying value, a write-down is recorded.

Estimates are made of removal and site restoration costs, net of expected recoveries, and are charged as additional depletion expense using the unit of production method. The accumulated charges, less actual costs incurred, are reflected on the balance sheet as a reduction in the net book value of oil and gas properties.

The costs related to petroleum and natural gas properties are depleted on the unit of production method based on the estimated proven reserves as determined by independent consultants, before deduction of royalties and after conversion to units of common measure based on relative energy content.

The Company is engaged in oil and gas exploration and production in Canada and substantially all of these activities are conducted with others. The accounts reflect only the Company’s proportionate interest in such activities.

MINERAL PROPERTIES

All costs related to the acquisition, exploration and development of mineral properties and the development of milling assets are capitalized. Development costs at our producing property include only those historical expenditures incurred to extend reserves by converting mineralized material to reserves or for further delineation of existing reserves. Interest on debt associated with the acquisition of mineral properties is capitalized until commencement of commercial production. There have been no interest costs capitalized to date. Amounts reflected for mineral properties not in commercial production represent costs incurred to date, net of write-downs, and are not intended to reflect present or future values. The recoverability of the costs is dependent upon the discovery of economically recoverable ore reserves, the ability to obtain necessary financing to complete development and the development of future profitable production from the properties or realization of sufficient proceeds from the disposition of the properties.

Upon commencement of commercial production, the related historical accumulated costs are amortized against future income of the project using the unit of production method over estimated recoverable ore reserves. Estimated recoverable ore reserves include proven and probable mineral reserves. Costs which are not considered economically recoverable through mining operations, through sale of reserves, or are related to projects which are allowed to lapse, are expensed. Mining equipment is depreciated over its estimated useful life of three years on a straight-line basis.

Estimated future site reclamation costs are based primarily on environmental and regulatory requirements and are accrued on a unit of production basis over estimated recoverable proven and probable mineral reserves.

When options are granted on mineral properties or properties are sold, proceeds are credited to the cost of the property. If no future capital expenditure is required and proceeds exceed costs, the amount is reported as a gain.

REVENUE RECOGNITION

Revenue from gold sales are recognized when the rights and obligations of ownership pass to the buyer. Settlement adjustments arising from final determination of metal weights and assays are reflected in sales when determined. Revenue associated with the sale of oil, liquids and gas represents the Company’s share of the sale value of production during the year (Entitlement Method). Revenue is recognized when the rights and obligations of ownership pass to the buyer.

FOREIGN CURRENCY TRANSLATION

Revenues and expense transactions denominated in foreign currencies are translated in Canadian dollars at the rate of exchange prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated in Canadian dollars at the rate of exchange in effect at the balance sheet date. Exchange gains and losses on these transactions are included in earnings.

HEDGING TRANSACTIONS

Derivative financial instruments are utilized by the Company in the management of its foreign currency and commodity price exposures. The Company’s policy is not to utilize derivative financial or commodity instruments for trading or speculative purposes.

The Company may enter into foreign exchange and gold derivative contracts to hedge anticipated sales denominated in US dollars. The Company assesses whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

Foreign exchange transaction gains and losses on foreign currency denominated derivative financial and commodity instruments used to hedge anticipated US dollar denominated gold sales are recognized as an adjustment of the revenues when the sale is recorded.

Realized and unrealized gains or losses associated with derivative instruments, which have been terminated prior to maturity, are deferred under other current, or non-current, assets or liabilities on the balance sheet and recognized in income in the period in which the underlying hedged transaction is recognized. In the event a designated hedged item is sold, extinguished or matures prior to the termination of the related derivative instrument, the hedge is no longer effective, or it is no longer probable that the anticipated transaction will occur substantially as and when identified on the inception of the hedging relationship, any realized or unrealized gain or loss on such derivative instrument is recognized in income.

INCOME TAXES

Future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying value of existing assets and liabilities and their respective tax bases. Future income tax assets and liabilities are measured using enacted or substantially enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

LOSS PER SHARE

The Company has adopted the recommendations of The Canadian Institute of Chartered Accountants (“CICA”) in calculating loss per share. Under the recommendations, the treasury stock method is used to calculate diluted loss per share. Under the treasury method, basic loss per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the year. Diluted loss per share is similar to basic loss per share, except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential dilutive common shares had been issued.

STOCK BASED COMPENSATION PLANS

The Company has two stock based compensation plans which are described in Note 10. Under the share option plan, no compensation expense is recognized when stock options are issued to employees, officers or directors. Under the Employee Share Purchase Plan compensation expense is recognized for the value of the Company’s contribution to the plan. Under both plans any consideration paid by employees, officers or directors on exercise of stock options or purchase of stock is credited to share capital.

2. Inventories:

		2002		2001

Bullion in-circuit		$473		$1,113
Stockpiled ore		417		503
Materials and supplies		2,476		3,030

		$3,366		$4,646

3. Shrinkage Stope Platform Costs:
		2002		2001

Stope Platform Costs

	$

5,852

			$

2,831

Shrinkage stope platform costs represent ore that is being used as a working stage, within the stope, to gain access to further ore. This ore is expected to be processed in the following 12 months. The processing of this broken ore occurs in accordance with a mine plan based on the known mineral reserves and current mill capacity. The timing of processing of ore has not been significantly affected by historic prices of gold.

4. Oil & Gas Properties:

Details of the Company’s property, plant and equipment are as follows:

	Cost	Accumulated depreciation, depletion and write down	2002 Net	Cost	Accumulated depreciation, depletion and write down	2001 Net

Property acquisition and drilling costs	$ 2,683	$ 1,578	$ 1,105	$ 2,481	$ 1,457	$ 1,024
Gas plant and production equipment	5,595	3,289	2,306	5,078	2,982	2,096

	$ 8,278	$ 4,867	$ 3,411	$ 7,559	$ 4,439	$ 3,120

The Alberta oil and gas properties are subject to an overriding royalty. This obligation will cease when approximately $147,500,000 has been paid or when the properties cease to produce.

Amounts of the cumulative overriding royalty paid or accrued are as follows:

December 31, 2002	$109,522,000
December 31, 2001	$106,593,000

5. Mineral Properties:

Details of the Company’s property, plant and equipment are as follows:

	Cost	Accumulated depreciation, depletion and write down	2002 Net	Cost	Accumulated depreciation, depletion and write down	2001 Net

Property acquisition and mine development costs	$ 65,057	$ 55,670	$ 9,387	$ 59,103	$ 52,278	$ 6,825
Buildings, plant and equipment	38,778	32,461	6,317	37,831	30,907	6,924
Exploration properties	6,123	4,619	1,504	4,723	4,638	85

	$ 109,958	$ 92,750	$ 17,208	$ 101,657	$ 87,823	$ 13,834

On December 15, 2000, Claude entered into an option agreement with Placer Dome (CLA) Limited (“Placer”) in respect of the Madsen gold exploration property.

This option agreement entitled Placer to earn a 55% working interest in the Madsen property by expending $8.2 million over three years and delivering to Claude a bankable feasibility study by the end of 2005. Placer may abandon the option at any time after spending $1.2 million. The option agreement was amended effective January 1, 2002 whereby Placer now has until the end of 2006 to earn a 55% working interest in the Madsen property under the same terms and conditions as described above.

Upon Placer fulfilling its obligations in respect of the option agreement, Placer and Claude will form a joint venture with respective interests of 55% and 45%. At Claude’s request, Placer may earn an additional 5% of the project by funding Claude’s share of infrastructure costs associated with any mine development on the property. Under the agreement Claude’s interests cannot be reduced below 40%.

6. Investments:

2002	2001

Investments

$1,336

$684

At December 31, 2002, the quoted market value of the investments was $1.7 million (2001 - $.7 million).

7. Demand Loan:

The demand loan bears interest at prime, is repayable in monthly principal payments of $27,406 plus interest and matures on May 15, 2003. The loan is secured by a general security agreement covering all assets of the Company, excluding oil and gas assets in Alberta.

The Company has a $2,500,000 operating line of credit which bears interest at prime plus 1.5%. These funds are available for general corporate purposes. At December 31, 2002, the unused portion of the bank line was $1.1 million.

8. Obligations under Capital Lease:

The obligation under capital lease bears interest at 5.4%, is due in 2006 and is secured by leased equipment. Estimated principal repayments on the capital lease are as follows: 2003 - $51,000, 2004 - $54,000, 2005 - $57,000 and 2006 - $11,000.

9. Future Site Reclamation Costs:

The Company has accrued estimated future site reclamation costs for the following properties:

	2002	2001
Seabee	$978	$918
Madsen	657	657
Tartan Lake	1,000	1,000

	$2,635	$2,575

Potential changes in regulatory requirements as well as the continuing process of evaluating reclamation alternatives result in an element of uncertainty in estimating these amounts.

As required by regulatory authorities, the Company has provided letters of credit as security for reclamation related to the Madsen property in the amount of $657,736 and has provided certain investments as security for reclamation related to the Seabee property in the amount of $767,100.

The Company estimates total future reclamation costs on its mining properties to be $3,000,000.

10. Share Capital:

AUTHORIZED

The authorized share capital of the Company consists of unlimited common shares and two classes of unlimited preferred shares issuable in series.

The common shares of the Company are entitled to dividends pro rated and, when declared by the Board of Directors, to one vote per share at meetings of the shareholders and, upon dissolution or any other distribution of assets, to receive pro rated such assets of the Company as are distributable to the holders of the common shares.

The first preferred shares are issuable in series and rank ahead of the second preferred shares and the common shares in respect of dividend payment, dissolution or any other distribution of assets. The other rights, privileges, restrictions and conditions attached to each series of the first preferred shares are fixed by the Directors of the Company at the time of creation of such series.

The second preferred shares are issuable in series and rank ahead of the common shares in respect of dividend payment, dissolution or any other distribution of assets. The other rights, privileges, restrictions and conditions attached to each series of the second preferred shares are fixed by the Directors of the Company at the time of creation of such series.

ISSUED AND OUTSTANDING COMMON SHARES

	2002		2001		2000
	Number	Amount	Number	Amount	Number	Amount

Beginning of year	43,053,853	$18,362	40,224,866	$56,893	38,350,713	$55,996
ESPP (a)	227,931	121	328,987	176	245,567	211
Exercise of stock options (b)	90,000	74	-	-	-	-
Purchase of royalty interest (c)	-	-	-	-	628,586	-
Option agreement (d)	-	-	-	-	1,000,000	750
Issue costs	-	-	-	-	-	(64)
Reduction in stated capital (e)	-	-	-	(40,000)	-	-
Flow-through shares (f)	-	-	2,500,000	1,375	-	-
Issue costs	-	-	-	(82)	-	-
Issued for mineral properties (g)	75,000	68	-	-	-	-
Private placement (h)	5,000,000	5,000	-	-	-	-
Issue costs	-	(509)	-	-	-	-
Exercise of warrants (h)	12,693	13	-	-	-	-
Flow-through shares (i)	1,000,000	1,500	-	-	-	-
Issue costs	-	(104)	-	-	-	-

End of year	49,459,477	$24,525	43,053,853	$18,362	40,224,866	$56,893

(a) EMPLOYEE SHARE PURCHASE PLAN (“ESPP”)

The ESPP was established to encourage employees to purchase Company common shares. Under the plan, eligible employees may contribute up to 5% of their basic annual salary and the Company shall contribute common shares in an amount equal to 50% of the employee’s contribution. Shares of the Company are issued to employees based on a weighted average market price over a specific period. During 2002, the Company issued 227,931 common shares (2001-328,987; 2000-245,567) for $121,000 (2001-$176,000; 2000-$211,000) pursuant to this plan. The Company has reserved for issuance 1,250,000 common shares pursuant to this plan of which 996,220 shares have been issued.

(b) SHARE OPTION PLAN

The Company has established a share option plan under which options may be granted to directors, officers and key employees to purchase up to an aggregate of 5,000,000 common shares. Options granted have an exercise price of not less than the market price of the common shares on the stock exchange on which the shares are traded. Options granted expire 10 years from the date of the grant of the option.

For options outstanding at December 31, 2002 and 2001 weighted average exercise prices are as follows:

	2002 Options	Average Price	2001 Options	Average Price
Beginning of year	2,260,000	$1.11	1,600,000	$1.35
Options granted	260,000.99		760,000.53
Options exercised	(90,000)	.82	-	-
Options cancelled	-	-	(100,000)	.60

End of year	2,430,000	$1.11	2,260,000	$1.11

Exercisable	2,430,000	$1.11	2,250,000	$1.11

For options outstanding at December 31, 2002 the range of exercise prices, the weighted average exercise price and the weighted average remaining contractual life are as follows:

Options Price Per Share	Number	Weighted Average Exercise Price	Weighted Average Remaining Life
$0.53-$0.90	1,086,000	$0.61	9.02 years
$1.30-$1.32	1,014,000	1.31	6.34 years
$1.71-$3.05	330,000	2.13	4.79 years

	2,430,000	$1.11	7.33 years

Effective January 1, 2002, the Company adopted new CICA Handbook Section 3870, “Stock-based Compensation and other Stock-based Payments”. This section requires that a fair value based method of accounting be applied to direct awards of stock to employees. This standard allows the Company to continue its existing policy, the intrinsic value based method, of recording no compensation cost on the grant of stock options to employees. However, pro forma information is required which reflects the difference between compensation cost recorded under the intrinsic based method and costs that would have been recorded under the fair value based method. The fair value of stock options issued in the year was estimated using the Black-Scholes option pricing model with assumptions of 5 year weighted average expected option life, no expected forfeiture rate, 72.8% volatility and interest rates ranging from 4.39% to 4.90%. For the year ended December 31, 2002, the Company’s pro forma expense attributable to stock options was $52,000 and pro forma net loss for the year ended December 31, 2002 incorporating the fair value of stock options was $1,561,000 with basic and diluted earnings per share of $0.03.

(c) PURCHASE OF ROYALTY INTEREST

By agreement dated June 24, 1999 between the Company and Metal Royalties Corporation (“Metal Royalties”), Claude purchased a 1.35% net smelter royalty from Metal Royalties for $1,100,025. The purchase price was satisfied by the issuance to Metal Royalties of 628,586 special warrants each convertible, for no additional consideration upon exercise, into one common share of the Company. As at December 31, 2000, 628,586 common shares were issued.

(d) OPTION AGREEMENT

Pursuant to the agreement with Placer Dome (CLA) Limited (See Note 5), Placer subscribed for 1,000,000 common shares at an issue price of $.75 per share.

(e) REDUCTION IN STATED CAPITAL

At the annual meeting of shareholders on May 23, 2001, a special resolution was passed reducing the stated capital of the Company by $40 million.

(f) FLOW-THROUGH SHARES

During 2001, the Company entered into a flow-through share agreement for the issue of 2,500,000 common shares at a price of $.55 per share for proceeds of $1,375,000. The Company was required to expend $1,375,000 in qualifying Canadian Exploration Expenses as defined in the Income Tax Act (Canada) prior to December 31, 2002.

(g) ISSUED FOR MINERAL PROPERTIES

During 2002, the Company acquired rights on mineral properties in exchange for 75,000 common shares of the Company having an attributed value of $67,500 ($0.90 per share).

(h) PRIVATE PLACEMENT

During 2002, the Company completed a private placement for the issue of 5,000,000 units at a price of $1.00 per unit for aggregate gross proceeds of $5,000,000. Each unit consists of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to acquire one common share at an exercise price of $1.25 for a period of twelve months from the closing date. In partial consideration for the services provided to Claude in connection with the Offering, the Underwriters were issued an aggregate of 63,463 common share purchase warrants, each of which entitles the holder to acquire one common share at an exercise price of $1.00 for a period of twelve months from the closing date. As at December 31, 2002, there were 2,550,770 warrants outstanding.

(i) FLOW-THROUGH SHARES

During 2002, the Company entered into a flow-through share agreement for the issue of 1,000,000 common shares at a price of $1.50 per share for proceeds of $1,500,000. The Company must expend $1,500,000 in qualifying Canadian Exploration Expenses as defined in the Income Tax Act (Canada) prior to December 31, 2003.

11. INTEREST AND OTHER:

	2002	2001	2000
Interest expense	$102	$176	$301
Less: interest and other income	(186)	(206)	(134)

Interest and other	$(84)	$(30)	$167

12. INCOME TAXES:

The significant components of future income tax assets at December 31 are as follows:

	2002	2001
Future income tax assets:
Mineral properties	$35,693	$36,009
Non-capital loss carryforwards	8,892	8,485
Provision for reclamation	1,186	1,159
Share issue costs	330	359

Future income tax assets before valuation allowance	46,101	46,012
Valuation allowance	(46,101)	(46,012)

Future income tax assets	$-	$-

The provision for income taxes differs from the amount computed by applying the combined expected federal and provincial income tax rate to earnings before income taxes. The reasons for these differences are as follows:

	2002	2001	2000

Loss before income taxes	$(1,478)	$(2,157)	$(48,691)
Combined federal and provincial tax rate	45%	45%	45%
Expected tax recovery	(665)	(971)	(21,911)
Increase (decrease) in taxes resulting from:
Crown royalties	787	1,202	1,132
Alberta Royalty Tax Credit	(198)	(279)	(263)
Resource allowance	(395)	(1,088)	(1,289
Valuation allowance	471	1,136	22,331
	-	-	-
Large corporations tax	31	26	32

Provision for income taxes	$31	$26	$32

At December 31, 2002, the Company and its subsidiary had operating losses for income tax purposes approximating $19,800,000, which are available to reduce taxes in future years and expire over the period to the year 2009.

13. PER SHARE AMOUNTS:

Basic loss per common share is computed by dividing net loss applicable to common shares by the weighted number of common shares issued and outstanding for the relevant period. Diluted loss per common share is computed by dividing net loss applicable to common shares by the sum of the weighted average number of common shares issued and outstanding and all additional common shares that would have been outstanding if potentially dilutive common shares had been issued. The calculation of loss per share amounts is based on the following: per share amounts have been calculated based on the weighted average number of shares outstanding during the year ended December 31, 2002 of 46,919,331 shares (2001 - 40,622,346 shares; 2000 - 38,963,975 shares).

	2002	2001	2000
Basic loss per share
Net loss available to common shareholders	$(1,509)	$(2,183)	$(48,723)
Weighted average number of common
shares outstanding	46,919	40,622	38,964

	$(0.03)	$(0.05)	$(1.25)

Diluted loss per share
Net loss available to common shareholders	$(1,509)	$(2,183)	$(48,723)
Weighted average number of common
shares outstanding	46,919	40,622	38,964

	$(0.03)	$(0.05)	$(1.25)

Excluded from the computation of diluted loss per share were:

i) Options outstanding of 1,344,000 common shares with an average exercise price of $1.51 (2001 - 1,364,000 @ $1.49; 2000 - 1,414,000 @ $1.49) as the options exercise prices were greater than the average market price of the Company’s common shares.

ii) Options outstanding of 1,086,000 common shares with an average exercise price of $0.61 (2001 - 896,000 @ $0.53; 2000 - 186,000 @ $0.55) as they were anti-dilutive.

iii) Warrants outstanding for 2,500,000 common shares with a $1.25 exercise price as the exercise price was greater than the average market price of the Company’s common shares; and, warrants outstanding for 50,770 common shares with a $1.00 exercise price as they were anti-dilutive.

14. FINANCIAL INSTRUMENTS:

The Company’s financial results are affected by the normal risks and capital expenditure requirements associated with exploration, development and production of mineral and oil and gas properties. Financial results are also affected by market prices for gold and oil and gas, changes in foreign currency exchange rates, interest rates and other operating risks.

To manage risks associated with prices for gold, oil and gas and changes in foreign currency, the Company may use commodity and foreign currency derivative instruments.

Financial assets which are subject to credit risks include cash and receivables and commodity and currency instruments. The Company minimizes risks on its financial assets by holding positions with credit worthy entities. Sales of commodities are to entities considered to be credit worthy.

Except as discussed below, the fair market value of the Company’s financial assets and liabilities approximate net book value.

At December 31, 2002, the Company had outstanding forward gold contracts related to 2003 production of 8,750 ounces at an average price of US $307 per ounce with a market value loss inherent in these contracts of US $310,000. At December 31, 2001, the Company had outstanding forward gold contracts related to 2002 production of 2,250 ounces at an average price of US $292 per ounce with a market value gain inherent in these contracts of US $34,000. At December 31, 2000, the Company had no outstanding gold derivative contracts.

At December 31, 2002, the Company had outstanding foreign exchange contracts to sell US $5.3 million at an average exchange rate of 1.5871 CDN$/US$ with a market value gain inherent in these contracts of US $25,000. At December 31, 2001, the Company had outstanding foreign exchange contracts to sell US $5.3 million at an average exchange rate of 1.5844 CDN$/US$ with a market value loss inherent in these contracts of US $27,000. At December 31, 2000, the Company had no outstanding foreign currency derivative contracts.

15. COMMITMENTS:

During 1995, the Company entered into an agreement with Cameco and Husky Oil to explore the Amisk Lake region located 15 kilometres west of Flin Flon, Manitoba. Under this option agreement, the Company was required to spend $2.5 million by October, 1999, to earn a 35% working interest in the property. The Company has the option to earn an additional 35% interest by either spending a further $14 million on exploration and development or by bringing the property into production by October, 2007. Should the Company successfully complete this earn-in, the optionors must either elect to participate in the project and each repurchase a 5% interest for $2,357,500 or each sell 15% to the Company for $800,000. The Company can, at any time, lock in its working interest and elect to participate in the Amisk Lake Joint Venture. To December 31, 2002, the Company has spent approximately $3.4 million on this property.The Company has earned the right to acquire 35% of the property, but has not exercised that option at December 31, 2002.

To satisfy its commitments pursuant to the issuance of flow-through shares, the Company is required to incur $1.5 million of qualifying exploration expenditures for tax purposes on or before December 31, 2003.

16. RECENTLY ISSUED STANDARDS NOT YET IMPLEMENTED:

i) Hedging relationships:

Effective January 1, 2004, the Company will adopt the new Canadian Accounting Guideline, Hedging Relationships, that establishes new criteria for hedging relationships in effect on or after January 1, 2004. To qualify for hedge accounting, the hedging relationship must be appropriately documented at the inception of the hedge and there must be reasonable assurance, both at the inception and throughout the term of the hedge, that the hedging relationship will be effective. Effectiveness requires a high degree of correlation of changes in fair values or cash flows between the hedged item and the hedge. The Company does not believe that the adoption of this accounting guideline will have a material impact on its consolidated financial statements.

ii) Impairment of assets:

In December 2002, the CICA issued Handbook Section 3063, Impairment of Long-Lived Assets. Section 3063 establishes standards for the recognition, measurement and disclosure of the impairment of long-lived assets held for use. Under the new standard, an impairment loss is recognized when the carrying amount of an asset held for use exceeds the sum of undiscounted cash flows expected from its use and eventual disposition. An impairment loss is measured as the amount by which the asset’s carrying amount exceeds its fair value. The new accounting recommendations contained in Section 3063 are required to be applied for fiscal years beginning on or after April 1, 2003. The Company does not believe that the adoption of these recommendations will have a material impact on its consolidated financial statements.

17. SUBSEQUENT EVENT:

On January 31, 2003, the Company completed a private placement offering of 2,500,000 units, each unit consisting of one common share and one half of one common share purchase warrant, at a price of $1.50 per unit, for gross proceeds of $3,750,000. Each whole purchase warrant will entitle the holder, upon exercise at any time up to and including January 31, 2004, and upon payment of $1.85, to subscribe for one common share.

18. COMPARATIVE FIGURES:

Certain prior year balances have been reclassified to conform to the current financial statement presentation.

19. DIFFERENCES FROM UNITED STATES ACCOUNTING PRINCIPLES:

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada. The Company monitors differences between generally accepted accounting principles (“GAAP”) in Canada and the United States (“U.S.”), none of which have a material effect on the financial statements except as summarized below:

a) Balance Sheets

	2002	2001

Mineral Properties – under Canadian GAAP	$17,208	$13,834
Cumulative exploration expenditures expensed
under U.S. GAAP (ii)	(1,504)	(85)
Cumulative depreciation and depletion adjustment (iii)	955	617
Cumulative write-down adjustment (iii)	(1,825)	(1,825)

Mineral Properties – under U.S. GAAP	14,834	12,541

Investments – under Canadian GAAP	1,336	684

	2002	2001

Unrealized gain on available-for-sale securities (v)	409	44

Investments – under U.S. GAAP	1,745	728

Payables and accrued liabilities – under Canadian GAAP	1,940	2,114
Cumulative unrealized loss (gain)
on derivative instruments (viii)	440	(11)

Payables and accrued liabilities – under U.S. GAAP	$2,380	$2,103

Shareholders’ equity
Share capital – under Canadian GAAP	$24,525	$18,362
Reduction of stated capital (vii)	55,000	55,000
Cumulative stock compensation costs (vi)	374	374
Share capital – under U.S. GAAP	79,899	73,736

Retained earnings – under Canadian GAAP	3,672	5,181
Reduction of stated capital (vii)	(55,000)	(55,000)
Cumulative exploration expenses (ii)	(1,504)	(85)
Cumulative depreciation and depletion
adjustment (iii)	955	617
Cumulative write-down adjustment (iii)	(1,825)	(1,825)
Cumulative unrealized gain (loss) on
derivative instruments (viii)	(440)	11
Cumulative stock compensation costs (vi)	(374)	(374)

Deficit – under U.S. GAAP	(54,516)	(51,475)

Other comprehensive income
Unrealized gain on available-for-sale securities (v)	409	44

Shareholders’ equity – under U.S. GAAP	$25,792	$22,305

b) Statements of Loss

	2002	2001	2000

Net loss - under Canadian GAAP	$(1,509)	$(2,183)	$(48,723)
Exploration expenditures (ii)	(1,419)	(85)	(3,447)
Write-down of mineral properties (iii)	-	-	26,604
Depreciation and depletion adjustment (iii)	338	617	-
Stock compensation costs (vi)	-	(57)	(49)
Derivative instruments (viii)	(451)	11	-

Net loss - under U.S. GAAP	(3,041)	(1,697)	(25,615)
Available-for-sale securities (v)	365	(452)	794

Comprehensive loss-under U.S. GAAP	(2,676)	(2,149)	(24,821)
Net loss per share-under U.S. GAAP
Basic and diluted	$(0.06)	$(0.04)	$(0.66)

i) Cash

Under U.S. GAAP, cash and short-term investment amounts restricted against future use as a result of commitments related to flow-through share agreements must be separately classified in the financial statements. As a result, proceeds of $1.5 million from a 2002 flow-through share issue ($1.375 million from a 2001 flow-through share issue) would be classified separately as reserved cash.

ii) Mineral Property Exploration Expenditures

Mineral property exploration expenditures are accounted for in accordance with Canadian GAAP as disclosed in Note 1. For U.S. GAAP purposes, the Company expenses, as incurred, exploration expenditures relating to unproven mineral properties. When proven and probable reserves are determined for a property and a final feasibility study determines the economic recoverability of these reserves, subsequent development costs of the property are capitalized.

iii) Write-down of Mineral Properties

Under both Canadian and U.S. GAAP, property, plant and equipment must be assessed for potential impairment. Under Canadian GAAP, the impairment loss is the difference between the carrying value of the asset and its recoverable amount calculated on an undiscounted estimated future cash flow basis. Under U.S. GAAP, if the cash flows are less than the carrying value of the asset, the impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value. Fair value has been calculated as the present value of estimated future net cash flows. Under both Canadian and U.S. GAAP, impairment tests are calculated with cash flows determined using only proven and probable reserves. The resulting difference in the write-down between Canadian and U.S. GAAP also results in a difference in the amount of depreciation and depletion charged to earnings.

iv) Oil and Gas Properties

Under both Canadian and U.S. GAAP, property, plant and equipment must be assessed for potential impairment. Under Canadian GAAP, the impairment loss is the difference between the carrying value of the asset and its recoverable amount calculated on an undiscounted estimated future cash flow basis. Under U.S. GAAP, the impairment loss is calculated as the amount by which the carrying value of the asset exceeds the present value of estimated future net cash flows applying a discount rate of 10%. Under both Canadian and U.S. GAAP, impairment tests are calculated using only proved producing reserves with oil, liquids and gas prices at the year end date.

v) Available-for-Sale Securities

Under Canadian GAAP, portfolio investments are accounted for using the cost method. Under U.S. GAAP, portfolio investments classified as available-for-sale securities are carried at market values with unrealized gains or losses reflected as a separate component of shareholders’ equity and included in comprehensive income.

vi) Stock-Based Compensation

U.S. GAAP requires that all transactions in which services are the consideration received for the issuance of equity instruments be accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. This fair value was estimated using the Black-Scholes option pricing model with assumptions of a 5 to 10 year expected term, 54.7% to 57.4% volatility, no expected forfeiture rate and interest rates ranging from 4.66% to 5.99%.

vii) Reduction of Stated Capital

Under Canadian GAAP and by special resolutions of the shareholders, the Company reduced its stated capital account by $55,000,000. This reduction in stated capital is not permitted under U.S. GAAP and accordingly, has resulted in a cumulative increase in the share capital account of $55,000,000 with a corresponding increase in the Company’s deficit balance.

viii) Accounting for Derivative Instruments and Hedging Activities

In accordance with Financial Accounting Standards Board (“FASB”) Statement 133, Accounting for Derivative Instruments and Hedging Activities, the Company is required to recognize all derivatives on the balance sheet at fair value. Under U.S. GAAP, the derivatives have not been documented as hedges and accordingly, gains and losses have been recorded in earnings.

ix) New Accounting Pronouncements

In June of 2001, the FASB issued Statement 143, Accounting for Asset Retirement Obligations, which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The standard applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and use of the asset. Statement 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value is added to the carrying amount of the associated asset. The liability is accreted at the end of each period through charges to operating expenses. The Company is required and plans to adopt the provisions of Statement 143 on a prospective basis beginning January 1, 2003. The Company has not yet estimated the impact of adopting this standard.

In October 2001, the FASB issued Statement 144 Accounting for the Impairment or Disposal of Long-Lived Assets, which retains the fundamental provisions of Statement 121 for recognizing and measuring impairment losses of long-lived assets other than goodwill. Statement 144 also broadens the definition of discontinued operations to include all distinguishable components of an equity that will be eliminated from ongoing operations. This Statement is effective for fiscal years commencing January 1, 2002, to be applied prospectively. Adoption of this standard did not result in any differences between Canadian and U.S. GAAP. In December 2002, the CICA approved new standards for the impairment and disposal of long-lived assets that are substantially equivalent to the U.S. standards. The Company will adopt these standards for Canadian GAAP on a prospective basis beginning January 1, 2003.