Form 20-F/A
period 2001-12-31
CLAUDE RESOURCES INC
filed 2003-07-10
CIK 1173924

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 20-F/A
Amendment Number 3

[X]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended______________________

OR

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from __________ to _______________

Commission file number: 0-49823

Claude Resources Inc. (Exact name of Registrant as specified in its charter)

Canada (Jurisdiction of incorporation or organization)

224 4th Avenue South, Suite 200, Saskatoon, Saskatchewan S7K 5M5 CANADA (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.
Title of each class	Name of each exchange on which registered

N/A	N/A

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Stock, No Par Value (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 43,053,853

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [ ] No N/A [X]

Indicate by check mark which financial statement item the registrant has elected to follow.

[X] Item 17 [ ] Item 18

CLAUDE RESOURCES INC. Form 20-F/A Registration Statement Table of Contents

METRIC EQUIVALENTS

For ease of reference, the following factors for converting metric measurements into imperial equivalents are provided:

To Convert from Metric	To Imperial	Multiply by

Hectares	Acres	2.471
Meters	Feet (ft.)	3.281
Kilometers (km)	Miles	0.621
Tonnes	Tons (2000 pounds)	1.102
Grams/tonne	Ounces (troy/ton)	0.029

GLOSSARY OF TERMS

S.E.C Industry Guide

Reserve: That part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination. The United States Securities and Exchange Commission requires a final or full Feasibility Study to support either Proven or Probable Reserves and does not recognize other classifications of mineralized deposits.

Proven Reserves: Reserves for which a quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth, and mineral content of reserves are well established.

Probable Reserves: For which quantity and grade and/or quality are computed from information similar to that used for proven reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.

National Instrument 43-101

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

ARTC — Alberta Royalty Tax Credit.

Alteration — any change in the mineral composition of a rock brought about by physical or chemical means.

Amphibolite — a metamorphic rock that may have originated as a basalt lava flow or mafic dike/sill.

Arsenopyrite — the most common arsenic mineral and principal ore of arsenic; occurs in many sulfide ore deposits, particularly those containing lead, silver, and gold.

Assaying — laboratory examination that determines the content or proportion of a specific metal (ie:silver) contained within a sample. Technique usually involves firing/smelting.

Autoclave — a high pressure and temperature vessel for oxidizing refractory ore. Ore or concentrate is fed into the strong vessel and placed under high pressure and temperature conditions with elevated oxygen levels to liberate the gold or base metals.

Bbl — barrels; 34.972 Imperial gallons per barrel or 42 U.S. gallons per barrel.

BCF — billion cubic feet.

BOPD — barrels of oil per day.

Batholith — a very large intrusive mass of igneous rock.

Boudinage — a structure common in strongly deformed sedimentary and metamorphic rocks, in which an original continuous competent layer or bed has been stretched, thinned, and broken at regular intervals into bodies resembling boudins or sausages.

BQ Drill — a drill having a core diameter of 36.5 mm and a hole diameter of 60 mm.

Bulk Sample — a collection of representative mineralized material whose location, geologic character and metal assay content can be determined and then used for metallurgical or geotechnical testing purposes.

Carbon-in-pulp — a method of recovering gold and silver from pregnant cyanide solutions by absorbing the precious metals within the solution onto granules of activated carbon,

Care and Maintenance Basis — in reference to mining means the indefinite suspension of all operations except those services and personnel necessary to insure the safeguarding of mining property and assets against controllable acts.

Carried Interest — the Company’s working interest share of capital and operating costs are paid by another party for a specified period of time or until a specific event occurs.

Chalcopyrite — a sulphide mineral of copper and iron.

Clastic — fragments of minerals and rocks that have been moved individually from their places of origin.

Core Samples — the cylindrical form of rock called “core” that is extracted from a diamond drill hole. Mineralized sections are separated and these samples are sent to a laboratory for analysis.

Cross-cut — a horizontal opening driven from a shaft or haulage drift at an oblique or right angle to the strike of a vein or other orebody.

Cut-off Grade — the lowest grade of mineralized material that qualifies as reserve in a deposit. ie: contributing material of the lowest assay that is included in a reserve estimate.

Cut Value — applies to assays that have been reduced a statistically determined maximum to prevent erratic high values from inflating the average.

“Developed” or “Development” — in oil and gas refers to land to which proved or probable reserves have been assigned, with any wells drilled in a developed area specified as development wells.

Diamond Drilling — a type of rotary drilling in which diamond bits are used as the rock-cutting tool to produce a recoverable drill core sample of rock for observation and analysis.

Dip — the angle that a structural surface, a bedding or fault plan, makes with the horizontal, measured perpendicular to the strike of the structure.

Disseminated — where minerals occur as scattered particles in the rock.

Dore — the final saleable product from a gold mine.

Drift — a horizontal underground opening that follows along the length of a vein or rock formation.

Dry Well — a well found to be incapable of producing hydrocarbons in quantities sufficient to justify completion of the well.

Electrowinning — the process of recovering metal from solution by electrolysis.

Environmental Baseline Study — a geotechnical study that monitors and establishes the numerous naturally occurring base levels present within a specific area/environment. These can include; water chemistry, flora and fauna.

Epithermal — low temperature hydrothermal process or product.

Exploration — work involved in searching for ore, usually by drilling or driving a drift.

Exploration Wells — wells drilled to find hydrocarbons in an unproved area.

Face — the end of a drift, crosscut or stope in which work is taking place.

Facies — the character and composition of sedimentary deposits.

Fault — a fracture or break in rock along which there has been movement.

Feasibility Study — is a definitive study of the viability of a mineral project by a qualified professional which defines: (1) mining methods, pit configuration, mine scheduling, mine equipment and all related costing, (2) method of mineral processing and all related plant, equipment and costing, (3) necessary determination of all infrastructure required and relevant costs and (4) all requirements of government and markets for mine operation. A definitive financial analysis of the mineral project taking into consideration all relevant factors, which will establish the presence of a Mineral Reserve and the details of its economic viability.

Felsic — an adjective describing an igneous rock having mostly light colored minerals and rich in silica, potassium and sodium.

Fire Assay — the assaying of metallic minerals by use of a miniature smelting procedure with various agents.

Footwall — the rock on the underside of a vein or ore structure.

Fracture — a break or crack in rock.

Fracture-controlled — a type of mineralization where circulating fluids deposit minerals preferentially upon fracture planes within a rock mass.

Gabbro — a coarse-grained, crystalline, dark igneous rock.

Geochemistry — the study of the chemical properties of rocks.

Geophysical Survey — a scientific method of prospecting that measures the physical properties of rock formations. Common properties investigated include magnetism, specific gravity, electrical conductivity and radioactivity.

Gneiss — a layered or banded crystalline metamorphic rock, the grains of which are aligned or elongated into a roughly parallel arrangement.

Grade — the metal content of rock with precious metals, grade can be expressed as troy ounces or grams per tonne of rock.

Gross — in reference to land or wells means a 100% interest. When referring to the Company’s natural gas, crude oil, and natural gas liquids production, it means total projected production or reserves from the property.

Gross Reserves — total remaining projected production from a 100% interest in the applicable property.

Head grade — the average grade of ore fed into a mill.

Highwall — the unexcavated face of ore in an underground stope.

Hydrothermal — the products or the actions of heated waters in a rock mass such as a mineral deposit precipitating from a hot solution.

Hydrothermal alteration — the process by which heated or superheated water/solutions alter the chemistry of the rocks they circulate through.

ICA — Investment Canada Act

Igneous — a primary type of rock formed by the cooling of molten material.

Indicated Resource — in reference to minerals means quantity and grade and (or) quality are computed from information similar to that used for resources, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for resources, is high enough to assume continuity between points of observation.

Inferred Resource — in reference to minerals, means estimates are based on an assumed continuity beyond measured and (or) indicated resources, for which there is geological evidence. Inferred resources may or may not be supported by samples or measurements.

Intrusion; Intrusive — molten rock that is intruded (injected) into spaces that are created by a combination of melting and displacement.

Lens — a body of ore that is thick in the middle and tapers towards the ends.

LT — long tons.

Mafic — igneous rocks composed mostly of dark, iron-and magnesium-rich minerals.

MCF — thousand cubic feet.

Mineralization — occurrences of minerals, which may have an economic value.

MLT — thousands of long tons.

MMCF — millions of cubic feet.

MSTB — thousands of stock tank barrels.

Mesothermal — a hydrothermal mineral deposit formed at considerable depth and in the temperature range of 200 to 300 degrees C (Celsius).

Measured Resources — in reference to minerals, means a quantity is computed from dimensions revealed in outcrops, trenches, workings, or drill holes; grade and (or) quality are computed from the results of detailed sampling. The sites for inspection, sampling, and measurement are spaced so closely and the geological character is so well defined that size, shape, depth and mineral content of the resource are well established.

Metamorphosed rocks — rocks that are changed in character by processes of intense heat and pressure deep within the earth’s crust.

Metallurgy — the study of the extractive processes which produce minerals from their host rocks.

Metallurgical Tests — are scientific examinations of rock/material to determine the optimum extraction of metal contained. Core samples from diamond drill holes are used as representative samples of the mineralization for this test work.

Mineral — a naturally formed chemical element or compound having a definitive chemical composition and, usually a characteristic crystal form.

Mineralization — a natural concentration in rocks or soil of one or more metalliferous minerals.

Muck — ore or rock that has been broken by blasting.

Muskeg — a thick deposit of decayed vegetable matter forming swampy areas.

NGLs — natural gas liquids, which primarily consist of propane, butane and condensate.

Net Profit Interest — a phrase used to describe a royalty payment made by a producer of metals based on a percentage of revenue from production, less deduction of the costs of commercial production, including exploration, capital and operating costs.

Net Smelter Return Royalty/ NSR Royalty — a phrase used to describe a royalty payment made by a producer of metals based on gross metal production from the property, less deduction of certain limited costs including smelting, refining, transportation and insurance costs.

Pillar — a block of solid ore or other rock left in place to structurally support the shaft, walls or roof of a mine.

Plunge — the vertical angle a linear geological feature makes with the horizontal plane.

Porphyry — any igneous rock in which relatively large crystals, are set in a fine-grained groundmass.

Prefeasability Study — is a comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established, and where an effective method of mineral processing had been determined. This Study must include a financial analysis based on reasonable assumptions of technical engineering, operating, and economic factors, which are sufficient for a Qualified Person acting reasonably, to determine if all or part of the Mineral Resource may be classified as a Mineral Reserve.

Pulp — a mixture of ground ore and water.

Pyrite — an iron sulphide mineral (FeS2), the most common naturally occurring sulphide mineral.

Pyrrhotite — a bronze-colored, often magnetic iron sulphide mineral.

Raise — a vertical or inclined underground working that has been excavated from the bottom upward.

Quartz — crystalline silica; often forming veins in fractures and faults within older rocks.

Quartz Monzonite — a coarse grained, quartz rich igneous rock usually occurring as a smaller rock mass associated with major granitic bodies.

Recovery Rate — the percentage of valuable metal in the ore that is recovered by metallurgical treatment.

Refractory — ore that resists the action of chemical reagents in the normal treatment processes and which may require pressure leaching or other means to affect the full recovery of the valuable minerals.

Resource — a concentration of mineral material in such form and amount that economic extraction of a commodity from the concentration is currently or potentially feasible. Locations, grade, quality or quantity are estimated from specific geologic evidence.

Reverse Circulation Drilling (RC) — a drilling method used in geological appraisals whereby the drilling fluid passes inside the drill stem to a down-the-hole percussion bit and returns to the surface outside the drill stem carrying the drill chip samples.

Roasting — to heat a refractory ore to drive off volatile substances or oxidize the ore. The oxidation of the ore liberates the gold.

Sericite — a fine-grained potassium mica found in various metamorphic rocks.

Shear zone — a zone in which shearing has occurred on a large scale so that the rock is crushed and brecciated.

Showing — surface occurrence of mineral.

Shrinkage Stoping — any mining method in which broken ore is temporarily retained in the stope to provide a working platform and/or to offer temporary support to the stope walls during active mining.

Silification — the in situ alteration of a rock, which involves an increase in the proportion of silica minerals.

Sill — an intrusive sheet of igneous rock of roughly uniform thickness that has been forced between the bedding planes of existing rock; the initial horizontal drift along the strike of the ore vein.

Specific Gravity — the ratio between the weight of a unit volume of a substance and that of water.

Splay — one of a series of divergent small faults or fractures at the extremities of a major fault.

STB — stock tank barrels.

Stope — an underground excavation from which ore has been extracted, either above or below a level. Access to stopes is usually by way of adjacent raises.

Stratigraphy — the sequence of bedded rocks in a particular area.

Supergene Effects — the near surface effect of the water/solutions percolating down from the earth’s surface (weathering); these solutions can dissolve minerals at the surface and then reconcentrate at depth.

Synform — a fold whose limbs close downward in strata for which the stratigraphic sequence is unknown.

Tailings Pond — a low-lying depression used to confine tailings, the prime function of which is to allow enough time for heavy metals to settle out or for cyanide to be destroyed before water is discharged into the local watershed.

Tonne — a metric ton, or 2,204 pounds.

Tourmaline — a complex, crystalized silicate containing boron.

Trenching — the process of exploration by which till is removed from a trench cut from the earth’s surface.

Undeveloped Acreage — in reference to oil and gas reserves, means land to which no proven or probable reserves have been assigned.

Unitized — the consolidation of several producing leases into one operating unit and is usually undertaken to enable greater recovery of natural gas, crude oil and NGLs because it allows for more economical operations.

Vein — a thin, sheet-like, crosscutting body of hydrothermal mineralization, principally quartz.

Volcanics — those originally molten rocks, generally fine grained, that have reached or nearly reached the Earth’s surface before solidifying.

Waste — barren rock in a mine, or mineralized material that is too low in grade to be mined and milled at a profit.

Waterflood — a method of secondary recovery in which water is injected into an oil reservoir to force additional oil out of the reservoir rock and into the well bore of producing wells.

Weighted Average Exercise Price — the average price calculated when the grant price of each employees stock option is multiplied by the number of options for each option grant price. The result is summed and the total divided by the sum of the options granted.

Weighted Average Remaining Life — the average remaining life of employee stock options outstanding calculated when the remaining life of each employee’s stock options is multiplied by the number of options for each grant price. The result is summed and the total divided by the sum of the options granted.

Working interest or WI — in reference to oil and gas reserves, means the interest held by the Company in land or wells. This interest normally bears its proportionate share of capital and operating costs as well as royalties or other production burdens. The working interest percentage is expressed before royalty interests.

Working Interest Reserves — in reference to oil and gas reserves, means the remaining reserves of the property multiplied by the Company’s percentage working interest.

Part I

Item 1. Identity of Officers and Directors

Table No. 1
Company Directors and Officers

Name	Position	Address

William R. MacNeill	Chairman and Director	333 Saskatchewan Crescent West, Saskatoon, Saskatchewan Canada S7M 0A2

Ronald G. Walker	Director	213 - 10 Paul Kane Place Victoria, British Columbia Canada V9A 7J8

Jon R. MacNeill	Director	348 - 84th Ave. S.E. Calgary, Alberta Canada T2H 1N4

Arnie E. Hillier	Vice Chairman, CEO, CFO and Director	9 - 3415 Calder Crescent Saskatoon, Saskatchewan Canada S7J 5A1

Neil McMillan	President and Director	3675 Mount Royal, Furdale, Saskatchewan Canada S7T 1B2

Ray Gagnon	Chief Operating Officer	701 - 5th Avenue North, Saskatoon, Saskatchewan Canada S7K 2R6

Philip E. Olson, M.Sc., P.Geo.	Vice President, Exploration	214 Coben Crescent, Saskatoon, Saskatchewan Canada S7S 1B3

Val Michasiw	Secretary and Treasurer	14 Riel Crescent, Saskatoon, Saskatchewan, Canada S7J 2W6

The legal advisors to the Company are McPherson, Leslie & Tyerman, 1500, 410 — 22 Street East, Saskatoon, SK S7K 5T6. Contact is Neil McKay, Partner.

The Company’s bank is Canadian Western Bank, 244 — 2nd Avenue South, Saskatoon, SK S7K 1K9. Contact is Doug Finnie, Assistant Vice President.

The Company’s auditor for the last 3 fiscal years is KPMG LLP, 660 — 128 Fourth Avenue South, Saskatoon, SK S7K 1M8. KPMG is a member of the Canadian Institute of Chartered Accountants. Contact is Gord Stewart, Partner.

Item 2. Offer Statistics and Expected Timetable

Not Applicable

Item 3. Key Information

SELECTED FINANCIAL DATA

The selected financial data of the Company for Fiscal 2001, Fiscal 2000, and Fiscal 1999 ended December 31st, was derived from the financial statements of the Company which have been audited by KPMGLLP Chartered Accountants, as indicated in their audit report which is included elsewhere in this Registration Statement. KPMGLLP Chartered Accountants are located at 600-128 4th Ave S., Saskatoon, Saskatchewan Canada S7K 1M8. The selected financial data set forth for Fiscal 1998 and Fiscal 1997 ended December 31st are derived from the Company’s audited financial statements, included herein.

The selected financial data should be read in conjunction with the financial statements and other financial information included elsewhere in the Registration Statement.

The Company has not declared any dividends on its common shares since incorporation and does not anticipate that it will do so in the foreseeable future. The present policy of the Company is to retain future earnings for use in its operations and the expansion of its business.

Table No. 2 is derived from the financial statements of the Company, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with US GAAP, except as disclosed in a footnote to the financial statements.

Table No. 2 Selected Financial Data (CDN$ in 000, except per share data)

	Three Months Ended 3/31/02	Three Months Ended 3/31/01	Year Ended 12/31/01	Year Ended 12/31/00	Year Ended 12/31/99	Year Ended 12/31/98	Year Ended 12/31/97

Revenue	$4,310	$5,371	$22,610	$27,473	$25,630	$29,656	$30,795
Net Income (Loss)	($1,974)	($423)	($2,183)	($48,723)	$2,260	$2,654	$5,060
Net Income (Loss) Per Share	($0.05)	($0.01)	($0.05)	($1.25)	$0.07	$0.10	$0.29
Dividends Per Share	0	0	0	0	0	0	0
Wtg. Avg. Shares (000)	43,329	40,554	40,622	38,964	31,310	25,432	17,269
Working Capital	$6,202	$$8,808	$8,480	$8,431	$11,087	$10,066	$10,712
Long-Term Debt	0	0	0	0	0	$200	0
Shareholder’s Equity	$21,734	$23,946	$23,543	$24,257	$72,083	$60,809	$29,848

Total Assets	$31,383	$32,580	$28,911	$30,973	$78,817	$72,875	$35,433
US GAAP Net Loss	N/A	N/A	($1,697)	($25,615)	N/A	N/A	N/A
US GAAP Loss Per Share	N/A	N/A	($0.04)	($0.66)	N/A	N/A	N/A
US GAAP Avg. Shares	N/A	N/A	40,622	38,964	N/A	N/A	N/A
US GAAP Equity	N/A	N/A	$21,931	$22,610	N/A	N/A	N/A
US GAAP Total Assets	N/A	N/A	$27,662	$29,644	N/A	N/A	N/A

In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$). The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

Table No. 3 sets forth the rate of exchange for the Canadian Dollar at the end of the six most recent fiscal periods ended December 31st, the average rates for the period, and the range of high and low rates for the period. Table No. 3 also sets forth the rate of exchange for the Canadian Dollar at the end of the twelve most recent months, and the range of high and low rates for these periods.

For purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The table sets forth the number of U.S. dollars required under that formula to buy one Canadian Dollar. The average rate means the average of the exchange rates on the last day of each month during the period.

Table No. 3 Canadian Dollar/U.S. Dollar

	Average	High	Low	Close

Fiscal Year Ended 12/31/02	$0.64	$0.66	$0.62	$0.63
Fiscal Year Ended 12/31/01	$0.64	$0.66	$0.62	$0.63
Fiscal Year Ended 12/31/00	$0.68	$0.69	$0.64	$0.67
Fiscal Year Ended 12/31/99	$0.68	$0.69	$0.65	$0.69
Fiscal Year Ended 12/31/98	$0.71	$0.75	$0.68	$0.70
Fiscal Year Ended 12/31/97	$0.74	$0.75	$0.72	$0.72

Nine Months Ended 9/30/02	$0.63	$0.66	$0.63	$0.63
Six Months Ended 6/30/02	$0.64	$0.66	$0.62	$0.66

Three Months Ended 12/31/02	$0.64	$0.65	$0.63	$0.63

Three Months Ended 9/30/02	$0.64	$0.65	$0.63	$0.63
Three Months Ended 6/30/02	$0.65	$0.66	$0.63	$0.66
Three Months Ended 3/31/02	$0.63	$0.63	$0.62	$0.63

March 2003		$0.68	$0.67	$0.68
February 2003		$0.67	$0.65	$0.67
January 2003		$0.66	$0.63	$0.66
December 2002		$0.65	$0.63	$0.63
November 2002		$0.64	$0.63	$0.64
October 2002		$0.64	$0.63	$0.64
September 2002		$0.65	$0.63	$0.63
August 2002		$0.65	$0.63	$0.64
July 2002		$0.66	$0.63	$0.63
June 2002		$0.66	$0.65	$0.66
May 2002		$0.65	$0.64	$0.65
April 2002		$0.64	$0.63	$0.63

The exchange rate was 0.68 on March 31, 2003.

Forward Looking Statements

Certain Statements presented herein are forward-looking statements which may include conclusions of prefeasibility and feasibility studies, estimates of future production, capital and operating costs, prices of silver and gold and other known and unknown risks. These and other factors and uncertainties may cause material differences from future results as expressed or implied by these forward-looking statements. These risks, uncertainties and other factors include but are not limited to the risks involved in the exploration, development and mining business.

Statement of Capitalization and Indebtedness

Table No. 4 Statement of Capitalization and Indebtedness

Designation of Security	Amount Authorized	Amount Outstanding as of March 31, 2003

Common Shares	Unlimited	52,223,538 shares
First Preferred Shares	Unlimited	None
Second Preferred Shares	Unlimited	None
Common Share Purchase Warrants		3,800,770 warrants
Common Share Options		2,425,000 options

Risk Factors

An investment in the Common Shares of the Company must be considered speculative due to the nature of the Company’s business and the present stage of exploration and development of its non producing mineral properties. In particular, the following risk factors apply:

The Company is Involved in the Resource Industry which has Certain Inherent Exploration and Mining Risks

The level of profitability of the Company in future years will depend to a degree on gold prices and the costs of production at the Seabee mine and whether any of the Company’s exploration stage properties can be brought to production. The exploration for and development of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. It is impossible to ensure that the current and future exploration programs on the Company’s existing mineral properties will establish reserves. Whether an ore body will continue to be commercially viable depends on a number of factors, some of which are the particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as metal prices, which cannot be predicted and which have been highly volatile in the past, mining costs, and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals, environmental protection and reclamation and closure obligations. The effect of these factors cannot be accurately predicted, but the combination of these factors may cause a mineral deposit that has been mined profitably in the past, such as the Seabee mine, to become unprofitable. The Company is subject to the risks normally encountered in the mining industry, such as unusual or unexpected geological formations, cave-ins or flooding. The Company may become subject to liability for pollution, cave-ins or other hazards against which it cannot insure or against which it may elect not to insure.

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

Persistent Low Gold Prices Could Cause Mine Operations to be Suspended or Shutdown and Negatively Effect the Company’s Profitability

The economics of developing gold and other metal properties are affected by many factors including the cost of operations, variations in the grade of ore mined and the price of gold or other metals. Depending on the price of gold or other metals, the Company may determine that it is impractical to commence or continue commercial production. The prices of gold and other metals have fluctuated in recent years. During the year ended December 31, 2001, the market price for gold ranged from a low of $255.95 to a high of $304.30 with an average price of $273.22.

Any significant drop in the price of gold adversely impacts the Company’s revenues, profitability and cash flows. Also, sustained low gold prices can:

1.	Reduce revenues by production cutbacks caused by the stoppage of mining operations involving deposits or portions of deposits that have become uneconomic at the prevailing price of gold;

2.	Cause the stoppage of new mining projects;

3.	Decrease the amount of capital available for exploration activities;

4.	Reduce existing reserves by removing ore from reserves that cannot be economically mined or treated at prevailing prices; or,

5.	Cause the write-off of an asset whose value is impaired by the low price of gold.

Gold prices may fluctuate widely and are affected by numerous industry factors, such as demand for precious metals, forward selling by producers, central bank sales and purchases of gold and production and cost levels in major gold producing regions. Moreover, gold prices are also affected by macro-economic factors such as expectations for inflation, interest rates, currency exchange rates and global or regional political and economic situations. The current demand for and supply of gold affects gold prices, but not necessarily in the same manner as current demand and supply affect the prices of other commodities. The potential supply of gold consists of new mine production plus existing stocks of bullion and fabricated gold held by governments, financial institutions, industrial organizations and individuals. If gold prices remain at low market levels for a sustained period or further decline, the Company could determine that it is not economically feasibly to continue mining operations or exploration activities.

There can be no assurance that the price of gold will remain stable or that such price will be at a level that will prove feasible to continue the Company’s exploration activities, or if applicable begin development of its properties or commence or, if commenced, continue commercial production.

Fluctuations in the US Dollar vs Canadian Dollar Exchange Rate Could Negatively Impact Operating Results

The price of gold and oil and gas is denominated in US dollars and, accordingly, the Company’s proceeds from operations from the Seabee mine will be denominated and received in U.S. dollars. As a result, fluctuations in the US dollar against the Canadian dollar could result in unanticipated fluctuations in the Company’s financial results, which are reported in Canadian dollars.

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

Currently, all of the Company’s properties are subject to the jurisdiction of the federal laws of Canada, the provincial laws of Manitoba, Alberta and Saskatchewan, as well as local laws where they are located. Mineral exploration and mining may be affected in varying degrees by government regulations relating to the mining industry. Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business.

Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, foreign exchange controls, income taxes, expropriation of property, environmental legislation and mine safety.

Stricter Government Environmental Policies may Materially Affect Operating Results and/or Delay Projects

In connection with its operations and properties, the Company is subject to extensive and changing environmental legislation, regulation and actions. The Company cannot predict what environmental legislation, regulation or policy will be enacted or adopted in the future or how future laws and regulations will be administered or interpreted. The recent trend in environmental legislation and regulation generally is toward stricter standards and this trend is likely to continue in the future. The recent trend includes, without limitation, laws and regulations relating to air and water quality, mine reclamation, waste handling and disposal, the protection of certain species and the preservation of certain lands. These regulations may require obtaining permits or other authorizations for certain activities. These laws and regulations may also limit or prohibit activities on certain lands lying within wetland areas, area providing for habitat for certain species or other protected areas. Compliance with more stringent laws and regulations, as well as potentially more vigorous enforcement policies or stricter interpretation of existing laws, may necessitate significant capital outlays, may materially affect the Company’s results of operations and business, or may cause material changes or delays in the Company’s intended activities.

Currently, the Company has estimated $2.8 million in reclamation for certain of its properties as follows: Seabee mine — $1.2 million; Tartan Lake mine — $1.0 million; and Madsen properties — $600,000. As of December 31 2002, $767,000 of Seabee’s assurance requirements have been funded and it is expected that the remaining $500,000 will be funded in 2003. The Madsen properties’ assurance has been funded via a demand loan with proceeds used to purchase a Guaranteed Investment Certificate for collateral as detailed in Note 7 in the audited December 31 2001 Financial Statements. There has been no funding for the Tartan Lake Mine.

Imprecise Ore Reserves and Ore Grade Estimates may Negatively Impact Gold Production and Operating Profitability

Although the Company has assessed the mineral reserve and mineral resource estimates contained in this document and believes that the methods used to estimate such mineral reserves and mineral resources are appropriate, such figures are estimates. As well, estimates of mineral reserves and mineral resources are inherently imprecise and depend to some extent on statistical inferences drawn from limited drilling, which may prove unreliable. Furthermore, the indicated level of recovery of gold or other minerals may not be realized. Market price fluctuations of gold or other minerals may render reserves and deposits containing relatively lower grades of mineralization uneconomic. Moreover, short-term operating factors relating to the mineral reserves, such as the need for orderly development of the deposits or the processing of new or different grades, may cause mining operations to be unprofitable in any particular period.

During 2001, 74% of the Company’s gold production came from the 2d structure on Currie Rose property at the Seabee mine. Gold recovery on the 2d structure has been less than that predicted in prior reserve estimates. The overstating of the reserve grade has led to the mining of inappropriate widths and mining losses appear to be higher than usual. This has led to a decline in overall gold production for 2001 from that in prior years. The Company expects to continue production from the 2d structure in 2002 until the ore from this area is exhausted sometime in mid-2002. If reserve grades and recovery rates continue below estimates, the Company’s overall gold production and financial return for 2002 could be negatively affected.

Recent Changes have Caused a Decline in the Company’s Proven Mineral Reserve Estimates

The current proven reserve estimates as calculated by A.C.A. Howe in their report dated March 7, 2002 is 22,800 ounces. This estimate is a decline of 50,700 ounces from the prior year’s estimate due to production in 2001 of 48,500 ounces of gold and the overstatement of reserve estimates from the 2d structure. The current proven reserve estimate is less than management’s forecasted production from the Seabee mine for the current year. Although the Company is currently working to upgrade a significant amount of the tonnage in the Probable category to Proven reserves prior to mining, the Company’s efforts may not be successful in doing so or that the ultimate ore grades and recovery rates will support current production estimates and profitable mining operations.

Inability to Raise Required Funding Could Cause Deferral of Projects and/or Dilution of Property Interests

As of December 31, 2001, the company had cash and cash equivalents of approximately $1.9 million and working capital of $8.48 million. At the end of Fiscal 2001 (December 31st), the Company had a net loss of approximately ($2.2 million); at the end of Fiscal 2000 (December 31st), the Company had a net loss of approximately ($48.7 million); and, at the end of Fiscal 1999 the Company had a net profit of approximately $2.26 million. As at December 31, 2001, the Company had retained earnings of approximately $5.2 million. The Company’s ability to continue its production, exploration and development activities depends in part on its ability to generate revenues from its operations or to obtain financing through joint ventures, debt financing, equity financing, and production sharing arrangements or other means.

The failure of the Company to meet its ongoing obligations on a timely basis could result in the loss or substantial dilution of its interest (as existing or as proposed to be acquired) in its properties. In addition, management estimates that $1 — $1.5 million is the minimum exploration expenditures required to fulfill the Company’s intended exploration programs.

Departures of Key Personnel may cause Managerial and Technical Difficulties

The Company strongly depends on the business and technical expertise of its management including William R. MacNeill, Chairman of the Board; Arnie E. Hillier, Vice Chairman, CEO and CFO; Neil McMillan, President; Ray Gagnon, COO; and, Philip Olson, Vice President Exploration. There is little possibility that this dependence will decrease in the near term. Investors must be willing to rely to a great extent on their discretion and judgment. The Company does not maintain key man insurance on any of its employees, nor does the Company have employment contracts with any of its key employees.

Negative Market Response to Potentional Shareholder Dilution Could Impact Share Price and New Equity Issues

As of March 31, 2003, there were employee options outstanding to purchase 2,425,000 common shares and 3,700,770 share purchase warrants outstanding. Such options, if fully exercised, would constitute approximately 10.5% of the Company’s resulting share capital. The exercise of such options or warrants and the subsequent resale of such shares in the public market could adversely affect the prevailing share market price and the Company’s ability to raise equity capital in the future at a time and price which it deems appropriate. The Company may also enter into commitments in the future which would require the issuance of additional common shares and the Company may grant additional share purchase warrants and stock options. Any share issuances from the Company’s treasury will result in immediate dilution to existing shareholders.

Industry Competition may Hinder Corporate Growth

The Company’s business is intensely competitive, and the Company competes with other mining companies, some of which have greater resources and experiences. Competition in the precious metals mining industry is primarily for mineral rich properties which can be developed and produced economically; the technical expertise to find, develop, and produce such properties; the labor to operate the properties; and, the capital for the purpose of financing development of such properties. Many competitors not only explore for and mine precious metals, but also conduct refining and marketing operations on a worldwide basis and some of these companies have much greater financial and technical resources than the Company. Such competition may result in the Company being unable to acquire desired properties, to recruit or retain qualified employees or to acquire the capital necessary to fund its operations and develop its properties. The Company’s inability to compete with other mining companies for these mineral deposits could have a material adverse effect on the Company’s results of operation and business.

Extreme and Persistent Weather Conditions could cause Operating and Exploration Difficulties

The Seabee mine, certain of the Company’s oil and gas properties and the Company’s exploration properties are all located in the northern portions of either Saskatchewan, Alberta, or Manitoba. Access to these properties and the ability to conduct work on them can be affected by adverse weather conditions. Adverse weather conditions can also increase the costs of both access and work on the Company’s properties.

Title to Company Properties could be Challenged with Potential Loss of Ownership

Acquisition of title to mineral properties is a very detailed and time-consuming process. The Company believes it has investigated title to all of its mineral claims and has obtained title opinions with respect to its most significant properties and, to the best of its knowledge titles to all properties are in good standing. For the Madsen properties, the Company has searched title records for any and all encumbrances. For the Seabee Property, the Company has examined disposition search abstracts from the Saskatchewan Department of Energy and Mines, made inquiries to Saskatchewan Energy and Mines, reviewed lease files at Saskatchewan Energy and Mines, and received confirmation from Saskatchewan Environment and Resource Management.

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

Issuance of Flow Through Securities and the Potential Liabilities Associated with the Failure to Incur Defined Exploration Expenditures within a Certain Time Frame

Flow through securities are securities of the Corporation which meet certain criteria and qualify for flow through tax treatment for the purposes of the Income Tax Act (Canada). Qualification as a “flow through share” enables the Corporation to renounce certain eligible resource expenditures incurred by the Corporation for the benefit of any investor who is a Canadian taxpayer. Once issued, the shares are common shares of the Corporation and are not differentiated from shares which were not flow through shares on issue.

The Corporation has financed certain exploration activities and operations primarily through the issuance of equity, including flow through shares. See “Operating and Financial Review and Prospects — Overview.”

Under the Income Tax Act (Canada), companies are permitted to issue flow through shares pursuant to a written agreement under which the issuer agrees to incur certain eligible Canadian exploration expenses within the time frame specified in the agreement (generally, 12 to 24 months) and to flow through or “renounce” the related tax deduction to the investor. The proceeds from the issuance of flow through shares must be expended on “qualifying expenditures,” which are related to mineral exploration in Canada.

In the event that the Corporation is unable to make the renunciation or fails to expend the funds on qualifying exploration expenditures, the investor may be subject to reassessment for any related tax deduction taken by the investor and the Corporation could be liable to the investor for damages in an action for breach of contract. However, there is no right of rescission of the subscription contract that would result in a reversal of the share issuance. The investor may be entitled to damages (based on a breach of contract claim), which may include amounts related to the increased tax liability that the shareholder experienced resulting form the failure of the

Corporation to renounce the contracted qualifying expenditures. In addition, the Corporation could be required to pay a penalty and interest to the Government of Canada for failure to make and renounce such qualifying expenditures, within prescribed time limits.

Although the Corporation believes it will make the qualifying expenditures and renounce the related tax deduction for the benefit of the purchasers of its flow-through shares, there can be no assurance that the Corporation will make the qualifying expenditures or renounce such deductions in a timely manner. The failure to make the qualifying expenditures or to renounce such deductions in a timely manner could have a material adverse effect on the Corporation’s business or its ability to raise additional financing through the issuance of flow through shares.

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

Item 4. Information on the Company

DESCRIPTION OF BUSINESS

Introduction

The Company’s executive office is located at:

224 4th Avenue South, Suite 200, Saskatoon, Saskatchewan, Canada S7K 5M5 Telephone: (306) 668-7505 Facsimile: (306) 668-7500 E-Mail: clauderesources@claudresources.com Website: www.clauderesources.com

The Company currently leases its executive office. The lease calls for payments of $10,056 per month and currently expires in July 2004. The Company has an option to renew the lease for an additional five years. The Company’s offices occupy the entire second floor which is approximately 7,760 square feet.

The contact person in Saskatoon is: Mr. Neil McMillan, President

The Company’s fiscal year ends December 31st

The Company’s common shares trade on the Toronto Stock Exchange under the symbol “CRJ”.

The authorized share capital of the Company consists of an unlimited number of common shares and an unlimited number of first and second preferred shares. As of December 31, 2001, there were 43,053,853 common shares issued and outstanding (March 31, 2003 — 52,223,538 commons shares outstanding); no first preferred shares issued and outstanding; and, no second preferred shares issued and outstanding.

Corporate Background

Claude Resources Inc. (“Claude”) was incorporated as a private corporation under the Canada Business Corporations Act (the “CBCA”) on March 26, 1980 and was converted to a public company by Articles of Amendment dated September 16, 1980. The Articles of Claude were restated by Restated Articles of Incorporation dated November 14, 1988. Articles of Reorganization dated November 8, 1993 were filed by Claude pursuant to the CBCA, which resulted in all then issued and outstanding 7.5% Convertible Redeemable First Preferred Shares, Series I in the capital of the Company being changed into Common Shares. By Articles of Amendment dated October 23, 1996, the Company’s Articles were amended to give the directors the ability to appoint additional directors to the board, not to exceed one-third of the number of directors elected at the previous annual meeting of shareholders. The following chart illustrates Claude’s subsidiary, together with the jurisdiction of incorporation of each company and the percentage of voting securities held:

CLAUDE RESOURCES INC. (Canada)

1	100%

574095 Alberta Ltd. (Alberta)

During 1998, Claude acquired 100% of the issued and outstanding common shares of Madsen Gold Corp. (“Madsen”) pursuant to a take-over bid offer made by Claude on March 13, 1998 (the “Take-over Offer”).

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

Business

Claude is engaged in the acquisition, exploration, and development of precious metal properties, the acquisition and development of oil and gas properties, and the production and marketing of minerals, oil, NGL’s and natural gas. The majority of Claude’s mineral properties are in northern Saskatchewan and northwestern Ontario. The majority of Claude’s oil and gas properties are in Alberta, with some property interests in southeastern Saskatchewan. Claude’s Alberta oil and gas properties are administered through its wholly-owned subsidiary, 574095 Alberta Ltd. (“574095”).

Claude Resources is the sole owner and operator of the Seabee mine located 125 kilometers northeast of LaRonge, Saskatchewan. This operation has been in production since December 1991 producing over 525,000 ounces of gold to December 31, 2001. In 2000, gold production from the mine was approximately 58,300 ounces and in 2001 gold production from the mine was approximately 46,300 ounces.

During 1998, Claude acquired all the issued and outstanding share capital of Madsen Gold Corp., which owned the Madsen mine located in the Red Lake district of northwestern Ontario. The Madsen mine was on a care and maintenance basis prior to Claude’s acquisition. Claude operated the mine in a pre-production mode from June, 1998 to October 31, 1999 when the mine was once again placed on care and maintenance as ore grades became uneconomic at the then gold prices.

In December 2000, Claude entered into an option/joint venture agreement with Placer Dome whereby Placer could earn a 55% interest in the Madsen project by spending $CDN 8.2 million within three years and delivering a positive feasibility study by the end of year five.

During 2001, the Company experienced decreased production from its operating assets. Gold revenue was $19.5 million and revenue from the Company’s oil and gas interests was $9 million. In spite of the lower revenues, the Company did report positive cash flows from operations. Also during 2001, Placer Dome continued to work on the Madsen property in order to fulfill the terms of its option/joint venture agreement with the Company.

During 2001, Claude’s gold operations accounted for 68.3% of its total gross revenues while oil and gas properties accounted for the remaining 31.7%.

Centaur Mining Contractors (“Centaur”), a division of Claude Resources Inc., conducts all underground mining activities at the Seabee mine. Pursuant to an agreement between Madsen and Centaur, Centaur had also been contracted to conduct all mining activities at the Madsen mine. This contract was terminated when mine operations were discontinued.

Claude’s growth strategy is to increase production through expansion of its existing operations, exploration and acquisitions of gold and/or oil and gas assets.

Plan of Operations

All of the Company’s operations are located in Canada. The Company operates in the gold mining and oil and gas sectors. For the last 3 fiscal years, gold mining accounted for 68%, 72% and 78% of the Company’s revenues, while oil and gas accounted for 32%, 28% and 22% of revenues.

Operations are not seasonal as both gold and oil and gas are produced year round. The Company’s products are commodities for which there is an active market and are not differentiated from the products of other competitors. Therefore, the Company conducts no special marketing for its products and its revenue is largely determined by prevailing market prices which can be adjusted by the Company’s commodity and currency hedges. The Company’s oil and gas interests are in wells operated by others and the Company has no active management in the production of or the marketing of the oil and gas produced.

The Company is not dependent upon any patents, licenses or new manufacturing processes, or is dependent upon any financial contracts in the ordinary course of its business.

The mineral exploration, mining and oil and gas operations of the Company are subject to regulation by several government agencies at the Federal, Provincial and local levels. These regulations are well documented and a fundamental aspect of operations for any resource company in Canada. Management believes it is in compliance with all current requirements and does not anticipate any significant changes to these regulations which will have a material effect on the Company’s operations.

The Company’s working capital position, at December 31, 2001, was $8,480,000. Portions of these funds are allocated over Fiscal 2002 to accommodate the development of Seabee’s 2B zone at depth. Management expects to extract higher grade ore from these deeper levels to provide mill throughput during the latter half of 2002.

DESCRIPTION OF PROPERTY

The Company currently operates in the gold mining and oil and gas sectors.

Mineral Properties

Its mineral property portfolio includes Seabee, a producing gold mine, and a portfolio of exploration properties in Canada, most of which are located in the Provinces of Saskatchewan and Ontario. The Company has assembled the majority of its property portfolio around three areas — the Seabee mine in Saskatchewan, the Tartan Lake mine in Manitoba and the Madsen mine in Ontario. At each of the three sites, Claude owns a mill and equipment that could potentially be used to process ore from any economic ore body found within the portfolio of properties clustered around it; either by relocating the mill and equipment to the economic ore body or by transporting the ore to the current mill site. At the present time, only the Seabee mine contains an economic body of ore and is producing gold. The other two properties are at the exploration stage and the mills and equipment are presently shutdown and not in operation.

CLAUDE ASSET LOCATIONS

Except for the Seabee mine, all of the Company’s properties are at the exploration stage and do not contain any proven ore bodies. Among the Company’s exploration projects, several are considered “core projects” and will receive the majority of the Company’s exploration budget and focus for the foreseeable future.

Seabee Mine

The Seabee mine is located at Laonil Lake, Saskatchewan, approximately 125 kilometers northeast of the town of La Ronge. Claude commenced commercial production at the mine in December, 1991. Since start-up, the mine has produced 529,400 ounces of gold including 46,300 ounces in 2001.

SEABEE PROPERTY

Property Description and Access

The Seabee mine produces gold from two different but contiguous properties. The original ten quartz claims covering the mine site were consolidated into a single mineral lease (ML 5519) of approximately 201 hectares granted by the Crown on November 25, 1999. In November 1994, the Company entered into an option agreement to acquire a 100% working interest, subject to a 30% Net Profits Interest, in the surrounding Currie Rose property. After fulfilling the conditions in the option agreement and obtaining a 100% interest in the property, a portion of the claims were converted to a mineral lease (ML 5520) on January 1 1999.

The Mine is located in the La Ronge Mining District at the north end of Laonil Lake approximately 125 kilometers northeast of the town of La Ronge, Saskatchewan and about 150 kilometers northwest of Flin Flon, Manitoba.

Topography of the region is characterized by low rocky ridges interspersed with lakes and muskeg. Temperature in the region typically ranges from -13 degrees Fahrenheit (-25 degrees Celsius) in January to 62 degrees Fahrenheit (17 degrees Celsius) in July. Mean annual precipitation is approximately 20 inches per year which includes snowfall from late October to mid-April.

Access to the minesite is by fixed wing aircraft from La Ronge or Flin Flon to a 3,000 foot airstrip located on the property. Equipment and bulky or heavier supplies are trucked to the site via a 37 mile winter road from Brabant Lake on Highway 102. The winter road is typically in use from January through March. The Seabee operation directly supports a workforce of 130 employees with permanent camp facilities. Electrical power is provided by a transmission line to the mine by the provincial power authority while backup power is provided by diesel generators.

Property Royalties

The Company has a 100% interest in both the Seabee and Currie Rose properties. However, production from the Currie Rose is subject to a 30% Net Profits Interest (NPI) in favor of Currie Rose for the first $1,000,000 of profits received by Claude from the property in a fiscal year, which is reduced to a 25% NPI for any additional profits received by Claude during that fiscal year. Prior to Currie Rose receiving any of the NPI, Claude is entitled to first recover from the NPI the Currie Rose portion of capital, development and operating costs related to the production of that ore. Claude is also entitled to subtract the interest on Currie Rose’s operating costs which is charged at prime plus .5% based upon the previous month’s outstanding balance. As at December 31, 2001, the cumulative deficiency of Currie Rose’s share of these capital and operating costs totaled approximately $6.4 million. Since commencing commercial gold production, a total of 509,103 tonnes of ore have been processed from the Currie Rose property, from which a total of 109,446 ounces of gold have been recovered.

To date, there have been no royalty taxation payments made on this property to the Crown. Royalties to the Crown of 5% on the first million ounces of production escalating to 10% thereafter on net operating profits only become payable once capital and exploration costs are recovered. At current and anticipated production rates, Crown royalty payments are not expected to be required for several more years.

Regional and Property Geology

Northern Saskatchewan forms part of the Churchill Province of the Canadian Shield. It has been subdivided into a series of crustal units and the section containing the Seabee mine has been termed the Glennie Lake domain. This domain includes both sediment-and volcanic-derived rocks. The mine is located within the eastern contact area of the Laonil metagabbro, a roughly triangular shaped intrusion. All rocks are deformed and have been regionally metamorphosed at conditions of middle amphibolite facies.

The Seabee property is underlain by the Laonil Lake metagabbro. Numerous quartz-tourmaline bearing mineralized shear structures traverse the complex forming a complicated shear system. The vein structures dip steeply, generally strike at 70 degrees and exhibit extreme splay structures. Although the predominant trend is around 70 degrees, sub-parallel to the Laonil Lake Shear Zone, northwesterly structures have also been encountered. Vein mineralogy is dominantly quartz with pyrite, pyrrhotite and chalcopyrite and accessory tourmaline and carbonate. Silicification is the most common alteration type. Gold mainly occurs in the free form as flakes and films replacing pyrite or at sulphide boundaries. The higher grade gold values are often associated with sections rich in sulphides or at vein junctions.

Mine Details

Construction of the Seabee mine began in 1990, the mill was completed in late 1991 and gold production began in December, 1991. The mine hosts permanent facilities to support all mining operations and personnel. Seabee employs approximately 130 workers of whom approximately 70 are on site at any given time, subject to seasonal adjustments. Approximately 60 persons are employed in the mill, maintenance, electrical, catering, surface, diamond drilling and technical services areas, on a two week-in and two week-out rotation. The remaining 70 people are employed in the underground operations, the majority on a 36 day-in and 18 day-out rotation. Camp facilities on site are capable of accommodating in excess of 100 people and are supported by a full complement of dining and recreation facilities.

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

The illustration below describes the general approach to shrinkage stoping:

The zones currently being mined are accessed by a 3.4 by 4.5 meter ramp to the 429 meter level. Mining efforts are currently being focused on the 2d and 2b zones at depth and on the Currie Rose property (described separately). The shaft and hoisting facility, commissioned in the fourth quarter of 1997, provides ore and waste transport to surface as deep as the 395 meter level. Approximately 750 tonnes per day of ore and a minimal amount of waste are moved to the ore and waste pass system and hoisted to surface with the ore then conveyed to the mill. The milling capacity of the Seabee mill was increased in 1997 to its current processing capability that exceeds 750 tonnes per day. The mill process consists of a three stage crushing circuit, a two stage grinding circuit which is then followed by cyanide leaching. The leached gold is collected in a carbon-in-pulp circuit that is subsequently stripped using mild caustic and collected on stainless steel mesh cathodes by electrowinning. The product from electrowinning is refined into dore bars in a bullion furnace. Power is supplied by line from Saskatchewan Power Corporation’s provincial power grid.

The following table details the operations data of the Seabee mine and mill for the last 5 years.

Seabee mine Operating Data

	2001	2000	1999	1998	1997

Ore Milled (tonnes)	274,800	237,500	245,300	224,600	211,500
Ore Grade (grams per tonne)	6.13	8.58	7.34	9.27	9.36
Mill Recoveries (%)	88.8	87.9	92.3	92.2	92.6
Gold Sales (ounces)	46,300	58,300	54,100	60,200	58,500
Cash Cost (US$/ounce)*	$221	$190	$193	$168	$215

* The Company reports its operating costs on a per-ounce basis based on uniform standards developed by the Gold Institute. Management uses this measure to analyze the profitability (compared to average realized gold prices) of the Seabee mine, before depreciation and depletion. When evaluating this profitability measure investors should be aware that no provision has been made for exploration or development costs . A reconciliation to the cash costs in the above table is provided below:

Consolidated Total Cash Costs Per Gold Ounce Sold

Years ended December 31,
	2001	2000	1999	1998	1997

Direct mining cost	$221	$190	$193	$168	$215
Other	-	-	-	-	-
Cash operating costs	$221	$190	$193	$168	$215

Royalties	-	-	-	-	-
Total cash costs	$221	$190	$193	$168	$215

Gold ounces sold	46,300	58,300	54,100	60,200	58,500
Mine operating costs (US $ millions)	$10.2	$11.1	$10.4	$10.5	$12.6
(CDN $ millions)	$15.8	$16.4	$15.5	$15.5	$17.7

Investors are cautioned that the above measures may not be comparable to other similarly titled measures of other companies should these companies not follow Gold Institute Standards.

Since commencement of production in 1991, the mill has processed more than 2.1 million tonnes of ore at an average head grade of 8.47 grams per tonne. With a recovery rate of 92.11%, the Seabee mine has produced 529,400 ounces of gold to December 31, 2001.

Property History

Gold was first discovered around Laonil Lake in 1947 by prospectors acting on behalf of Cominco. Between 1947 and 1950, Cominco conducted an extensive program of prospecting, trenching, geological mapping and 79 diamond drill holes totaling 4,414 meters which identified 4 main gold veins, or zones, on the property.

The property received almost no exploration work until 1974, although in 1958 Cominco applied for and was granted 10 Quartz Mining Leases covering the property. In 1961, Cominco drilled 2 shallow holes of 41 meters as part of an overall review of the known property data. This review allowed Cominco to estimate the property contained a small gold resource. Cominco resumed exploration in 1974 and drilled 16 holes totaling 458 meters to test additional vein structures. In 1982-83, Cominco resumed work and drilled 3,776 meters in 20 holes, but they did not complete the entire program as Cominco sold the property to BEC International Corporation who subsequently reached an agreement with Claude Resources who became the beneficial owner.

After its acquisition of the Seabee property, Claude drilled 3 holes totaling 226 meters to collaborate Cominco’s prior work and property estimates. In June 1985, Claude optioned the property to Placer Dome. Placer carried out an extensive exploration program, which included geologic mapping, trenching and stripping, geophysical, geochemical, environmental and metallurgical studies, as well as both surface and underground drilling. 95 surface drill holes were completed. 72 underground drill holes were drilled from an underground exploration decline on Zone 2. The decline was 1,000 meters long and diamond drill stations were cut from one of two drives. At the completion of this program, Placer determined the property did not meet its criteria for development and allowed its option on the Seabee property to expire in June 1988 and returned the property to Claude.

After the return of the property, Claude initiated geological compilation and analytical studies designed to correlate and substantiate the work done by Placer Dome. The Company engaged Cominco Engineering Services Limited to conduct bulk sampling and drilling as part of a feasibility study. A.C.A. Howe International Limited completed a reserve estimate for the property in December 1988 and Cominco Engineering submitted a positive Feasibility Study in August, 1989 and subsequently revised the study in May, 1990. At that time, Claude made the decision to put the deposit into production and construction of the mine began in the summer of 1990. Mining commenced at Seabee in December 1991.

Currie Rose

Claude’s 11,000 acre (4,500 hectare) Currie Rose property surrounds the Seabee property but primarily lies to the west, north and east. In 1994, Claude entered into an option agreement with Currie Rose Resources Inc., a non-affiliated public company traded on the TSX Venture Exchange, whereupon Claude could earn a 100% interest in the Currie Rose property subject to a 30% Net Profits Interest (NPI).

The Currie Rose property was originally staked by prospector David Partridge in 1980 to cover gold occurrences discovered by his father, Eric Partridge, during the mid 1960s and early 1970s. They were optioned to Currie Rose the same year and purchased outright by Currie Rose in 1983. Currie Rose conducted exploration on the property from 1980 to 1984 before optioning the property to Placer Development Limited. Placer and its successor company Placer Dome Inc. were the exploration operators and from 1981 to 1990, approximately $2.6 million was spent on various exploration activities on the property.

Placer’s option on the property expired in 1991 and Currie Rose Resources retained a 100% interest. No exploration work was conducted until 1994 when Claude entered into the option agreement and carried out a prospecting program. This program identified at least 9 gold bearing structures that warranted drill testing. In 1995, Claude conducted a drill program of 3,458 meters in 27 holes to test the structures identified during the prior year. In 1996, Claude drilled a total of 2,566 meters in 23 holes to define the 10 Zone which was adjacent to the western boundary of the Seabee property claims.

In 1997, Claude drilled a total of 1,395 meters in 6 holes, including one that straddled the Seabee property boundary. The holes encountered veins that were interpreted as extensions of the Seabee’s 10 and 2c structures. Work programs in 1999 involved 60 holes totaling 7,346 meters of diamond drilling. This targeted showings discovered by prospecting in the two preceding years and focused on an area of the Currie Rose property to the south and west of the mine trend. This drilling produced some remarkable intersections on a structure (R and S Vein intersection) that proved to have a very limited strike length. Additional structures returned low-grade intersections that require follow-up drilling.

The 2000 work program included the winter drilling of 23 surface holes totaling 5,397 meters. As a follow-up to the preceding year’s program, most of the holes were collared to the west of the ML 5520 in the Bird Lake area exploring for mineralized structures parallel to the 2 Vein shoots. Other targets in the Porky Lake and Pine Lake areas were also tested. Drilling succeeding in confirming the existence of strong shear structures, but produced only modest gold values.

In 2001, Claude explored six more remote target areas with a program that involved 42 holes that totaled 5,037 meters of diamond drilling. Testing splays and parallel structures, this drilling encountered only nominally anomalous gold values within variably sheared host rocks. Target areas included Scoop, Porky, Herb, Pine, East and West Bird Lakes. Further ground work is warranted for many of these targets.

The geology of Currie Rose is largely similar to that prevailing at Seabee as described above as the Laonil Lake Intrusive Complex underlies much of the property. Outside the core of the property, the Laonil Lake Intrusive Complex is flanked by a volcanic-sedimentary rock sequence. Limited drilling in these volcanics has returned anomalous gold values.

Seabee Mine Reserves

Claude originally commissioned Cominco Engineering Services to provide a feasibility study on the Seabee mine in 1989. A positive feasibility study was prepared and presented to the Company in August 1989, and a revised study was presented in May 1990. The Reserve Estimates for the property were prepared by A.C.A. Howe International Limited. Since the original estimates in 1990, A.C.A. Howe visits the mine regularly and receives all technical, developmental and production reports concerning the mine. Using this information, ACA Howe then checks the reserve estimates developed by the Company’s own mining staff.

A.C.A. Howe’s methodology for estimating reserves and resources is a manual interpolation and extrapolation between sill sampling and diamond drill holes. Resource blocks are measured from planned stope dimensions, excluding any pillars that will not be extracted within a 12 month period. Surface drill intersections are cut to a statistically determined 75 g/t and chip samples in stopes and development headings are routinely cut to 50 g/t.

Proven Reserves are sampled in two dimensions by a sill and a raise, or are sampled by silling and projected to no more than one mine level to diamond drill holes on the same structure. Probable Reserves include blocks that have either been sampled by silling and projected beyond diamond drilling to a maximum one mine level, or have been sampled by closely spaced diamond drill holes of usually less than 25 meters laterally and up to 50 meters down dip on structures with a previous production history, or have been mapped and sampled at surface.

The major portion of the Proven and Probable Reserves occur within the well-defined shoots currently being mined. The following mining and economic factors are well established and have been applied to those resources which have then been converted to Proven and Probable Reserves:

A block cut off grade of 3.73 g/t is applied to reserves. This is the current break-even grade following the application of dilution, mining losses and mill recovery. It may be necessary on occasion to mine and haul lower grade ore to access reserves, but if this lower grade material averages greater than 3.7 g/t, it is stockpiled for blending. Similarly, ore grading higher than 3.7 g/t that is already broken will be hauled and processed.

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

All samples at the Seabee mine are assayed on site in a fire assay gold laboratory. Sample size is 30 grams (one assay tonne). Surface and underground drill core is assayed in-house and underground and drill and chip samples are assayed on a daily basis and checked by internal standards, though currently there are no external checks. The accuracy of the assaying at the mine is confirmed by bullion production.

As reported by D. J. Patrick, PhD of A.C.A. Howe International Limited in his report dated March 7, 2002, the Proven and Probable Reserves at the Seabee mine and the Currie Rose Sector are as follows:

Seabee Mine:

Proven Mineral Reserves:	40,762 tonnes @ 5.27 g/t
Probable Mineral Reserves:	448,934 tonnes @ 8.65 g/t

Currie Rose Sector:

Proven Mineral Reserves:	82,595 tonnes @ 6.00 g/t
Probable Mineral Reserves:	37,711 tonnes @ 6.54 g/t

Total Proven plus Probable Mineral Reserves:	610,002 tonnes @ 7.93 g/t

For the above table of reserves, the following mining and economic factors have been applied to those resources:

(a)	A block cut-off grade of 3.73 g/t is applied to resources. This is the break-even grade at a gold price of US$295 following the application of dilution, mining losses and mill recovery;
(b)	External dilution is estimated to average 10% at zero grade;
(c)	Average mining losses are around 3%;
(d)	A Specific Gravity of 2.8 is utilized in tonnage estimates on the less sulphide rich zones; The 2d structure has a measured density of 2.9.

The following table details the Seabee mine’s total Mineable Reserves for the last 3 fiscal years as calculated by A.C.A. Howe using a long-term gold price of US $295 per ounce.

	2001 Tonnes	2001 Grade g/tonne	2001 Gold Ounces	2000 Tonnes	2000 Grade g/tonne	2000 Gold Ounces	1999 Tonnes	1999 Grade g/tonne	1999 Gold Ounces

Proven	123,400	5.76	22,800	299,000	7.64	73,500	208,600	9.90	66,400

Probable	486,600	8.49	132,780	280,300	7.43	67,000	298,600	8.18	78,500

Total Mineral Reserves	610,000	7.93	155,500	579,300	7.54	140,500	507,200	8.97	144,900

The areas of the mine being worked currently are in the eastern portion of the Seabee sector and several areas of the Currie Rose sector. On Seabee, the 6509 decline is being driven to access a newly defined high-grade zone in the area. During 2001, 74% of the production has come from the 2d structure on Currie Rose. Gold recovery on the 2d structure has been less than that predicted. The ore in this structure has different characteristics from the previously mined structures. The gold appears to be concentrated within segregated zones of sulphides; in addition, a major splay structure has led to a broad zone of internal dilution.

Statistical analysis of the overall assay data from the 2d structure indicates that a lower cutting factor should be applied to the data for accurate reconciliation with the mill returns. The overstating of the reserve grade has led to the mining of inappropriate widths and mining losses appear to be higher than usual. The sulphide-rich metallurgy of the 2d ore has also led to lower mill recoveries. As additional results are obtained from the current stopes on the 2d structure, detailed reconciliation will permit appropriate cutting factors to be established for future resource estimation on the zone. Until this is done, additional resources cannot be predicted for the 2d structure.

Recent Exploration Results

During the 2002 winter exploration season, the Company drilled 3,355 meters of BQ core drilling in 18 holes on the West Porky area of the Currie Rose property. The area lies approximately 2 kilometers north of the Seabee mine and was designed to test a two-kilometer long geochemical anomaly coincident with a visible gold in outcrop.

The core from this program was logged and split at the Company’s logging facility at the Seabee mine. Assaying has been done by TSL Laboratories of Saskatoon with random checks of pulps and rejects performed by Chemex Labs of Vancouver. All core intervals have been fire assayed with a gravimetric finish with samples that assayed greater than 10 grams per tonne checked by a total metallics assay. The project is overseen by Vice President Exploration, Philip E. Olson P.Geo.

The Company has drill-tested approximately 600 meters of this target’s strike length for that portion that substantially parallels a major metamorphosed volcano-sedimentary rock contact. Gold values have been recorded in several rock types, with significant intersections encountered in both a feldspathic arenite (sedimentary unit) and a calc-silicate (altered mafic volcanic rock) over two-thirds of the strike length tested.

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

The mineralized intervals coincide with a SSE trending, steeply dipping (75 degrees SW) shear structure. This shear system appears to diverge from the arenite contact near the closure of the Porky Lake synform. The limited on-ice winter drill season did not permit sufficient time to evaluate the mineralized system’s continuity to the southeast. This, as well as the structure’s projection to the northwest will be the focus of the Company’s next drill program.

Seabee/Currie Rose Future Work Programs

Mining and development during 2002 will come predominately from the Currie Rose property on the 2d zone above the 60 meter level and the Seabee 2b zone below the 390 meter level. Seabee will continue to operate under a three year mine plan which will focus on the 2b zones at depth and laterally to the west of the Seabee boundary.

Mineralization is known to extend below the current lowest working levels at both Seabee and Currie Rose in addition to known veins not yet mined. These areas have not been tested sufficiently to be able to report any Proven or Probable Reserves, and the Company plans to continue to explore and define these areas as they are considered highly prospective for additional reserves. Additional drill stations have been established and an underground drilling program will continue to test the areas beneath the current workings. In particular, recent drilling on the 2b structure has demonstrated the continuation of this major zone beneath the current mine workings.

In the second half of 2001, the Company began development of the 425 to 800 meter levels of the mine, with positive results. Claude expects to continue development of this area and access this ore in the fourth quarter of 2002. The Company has also applied for the necessary permits to construct an additional tailings containment facility which is expected to enter service in late 2002. The current tailings pond is expected to reach capacity by November 2002, and the Company anticipates depositing mine tailings in the new facility beginning in September 2002. The new tailings facility will have no effect on the current milling rate.

The Company has begun to explore areas to the west and north of the mine and will continue to test known mineralized structures in the near vicinity of the mine. For 2002, Claude has committed to a $1.3 million flow-through funded exploration program that will result in approximately 14,000 meters of diamond drilling on targets within trucking distance of the Seabee mine. Targets to the east of the mine include a series of silicified and sulfidized zones coincident with the northern contact of an altered quartz monzonite unit.

In addition to the area around the Seabee mine, a large portion of the Seabee property remains unexplored and the Company intends to conduct exploration on these portions at an undetermined future date.

Madsen Properties

The Madsen Property consists of six contiguous blocks of approximately 10,000 acres (4,047 hectares) located in the Red Lake Mining District of northwestern Ontario. The properties are the Buffalo property, the Starratt-Olsen property, the Aiken-Russett property, the Redaurum property, the Hagar Option property and the Madsen Property are collectively known as the “Madsen Properties”. Included on the southwestern part of the Madsen Properties is the Madsen mine, a currently closed gold mine. Claude acquired the properties through its acquisition of Madsen Gold Corp. in 1998. In December 2000, Claude optioned the properties to Placer Dome who has the right to earn up to a 55% interest in 4 of the Madsen Properties and 55% of Claude’s 20% interest in the Redaurum Property in exchange for exploration expenditures and a bankable feasibility study. The Buffalo Property is not included in the Placer Dome option agreement.

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

Location and Access

The properties are located in the Red Lake Mining District of northwestern Ontario approximately ten kilometers southwest of the town of Red Lake. Access to the property is via Ontario Highway 618 to a number of both paved and gravel roads. An all-weather road from Highway 618 leads directly to the headframe of the Madsen Mine on the property.

MADSEN PROPERTY

MADSEN PROPERTIES

How Acquired

Claude acquired the Madsen Mine and the other properties comprising the Madsen Properties through the takeover of Madsen Gold Corporation, a publicly traded company, in 1998. The Company’s ownership of each property is listed in the table below:

Property	Claude’s Ownership Percentage

Madsen mine	100%, subject to Placer Dome’s right to earn a 55% interest under the option agreement.

Starratt-Olsen	100%, subject to Placer Dome’s right to earn a 55% interest under the option agreement.

Aiken-Russett	100%, subject to Placer Dome’s right to earn a 55% interest under the option agreement.The property is also subject to a 2% net smelter return royalty, to a maximum of $2.0 million, held by previous property holders United Reef Limited and Canhorn Mining Corporation.

Hagar Option	100%, subject to Placer Dome’s right to earn a 55% interest under the option agreement.

Redaurum	20%, subject to Placer Dome’s right to earn 55% of Claude’s 20% under the option agreement. The property is operated by Sabina Resources, an arms-length public company which holds the remaining 80% interest. The property is subject to a 0.4% NSR in favor of Redaurum Limited.

Buffalo	100%, subject to a 12 1/2% net proceeds production royalty held by a previous property holder.

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

The Madsen mine, when operational, worked a series of stacked, en echelon ore lenses consisting of gold-bearing pyritic shoots with subordinate pyrrhotite and arsenopyrite. The mineralization is hosted within two parallel micaceous units termed the Austin and McVeigh “tuffs”. These “tuffs” are interpreted to be an alteration/deformation corridor within basalts, with pillowed through volcaniclastic facies. The alteration corridor occurs at the contact of the underlying Balmer assemblage with the much younger Confederation assemblage. The host rocks dip to the southeast. The McVeigh horizon lies approximately 90 meters to the north of the Austin “tuff”. The latter was the most prolific producer in the past. Workings extended to a depth of 1,275 meters and the mineralized zone has been traced for 2,308 meters along strike.

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

High-grade gold pods were also historically worked at depth in a zone of highly altered ultramafic rocks, in the footwall of the main mine workings. Some of this high-grade mineralization (No. 8 zone) occurs in blue quartz veins near the contact of an altered basalt with an ultramafic unit. This mineralized contact is located stratigraphically below the main sulfide replacement mineralized zones on the north side of the shaft, approximately 600 meters in the footwall.

History and Previous Work

The Madsen property was originally owned by Madsen Red Lake Gold Mines Ltd. (“Madsen Red Lake”). Madsen Red Lake commenced production from the mine in 1938 at 272 tonnes per day and increased production to 726 tonnes per day in 1949. From 1966 to 1974, production gradually decreased as the last 5 years of Madsen Red Lake’s ownership averaged production of 363 tonnes per day at a grade of 8.38 grams per tonne. Gold production fell from 44,497 ounces in 1971 to 29,163 ounces in 1973. Total production by Madsen Red Lake from 1938 to 1974 totaled 7.25 million tones at an average grade of 9.93 grams per tonne, or over 2.6 million ounces of gold.

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

Madsen initiated a nine hole surface drill program totaling approximately 1,200 meters to test identified lenses of gold mineralization above the 2nd level in the 2-30 area near the 2-30 raise. A second surface drill program totaling 1,310 meters was carried out in 1990. That program discovered further gold mineralization in the McVeigh zone that the previous operators had largely ignored.

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

After optioning the properties from Claude, Placer Dome initiated an exploration program at the mine in 2001. They drilled 8 holes totaling 8,568 meters to establish the mafic-ultramafic stratigraphy north of the Madsen mine and to test a segment of the up-plunge projection of the high grade No. 8 Zone as hosted by the mafic-ultramafic rock suite. The 2001 program encountered predictable stratigraphy, strong alteration and four zones containing elevated gold values.

Mine Equipment Details

Madsen purchased the Dona Lake mill including the carbon-in-pulp circuit and semi-autonomous grinding circuit from Placer Dome in 1994, and in 1996 moved the equipment and erected the mill on a new site situated on the Madsen property.

The mill process consists of a single stage crushing circuit; a two stage grinding circuit, which is then followed by cyanide leaching. The leached gold is collected in a carbon-in-pulp circuit which is subsequently stripped using mild caustic and collected on stainless steel mesh cathodes by electrowinning. The product from electrowinning is refined into dore bars in an induction furnace. Ontario Hydro supplies power via overhead lines at 44KV to a step-down transformer on the Madsen property.

Placer Dome Agreement

Claude and Placer Dome signed an option agreement on the Madsen properties dated December 15, 2000. The option allows Placer to earn a 55% working interest in the Madsen Property, Starratt Olsen property, the Aiken-Russet property, the Hager Option and Claude’s 20% interest in the Redaurum property by spending $8.2 million on exploration and delivering a bankable feasibility study prior to the fifth anniversary of the option agreement. Placer may abandon the option at any time after spending $1.2 million. Upon Placer fulfilling its obligations in respect of the option phase, Placer and Claude will be deemed to have formed a joint venture with interests of 55% and 45%, respectively. At Claude’s election, Placer may earn an additional 5% of the project by funding Claude’s share of infrastructure costs associated with any mine development on the property. Under the agreement Claude’s interests can not be reduced below 40%. The agreement expires on December 15, 2005. The Company does not incur any costs in maintaining the agreement.

Planned Exploration

Future work on the property will be designed to test for additional mineralization on the property. With a work commitment of approximately $1.2 million under the option agreement, Placer Dome has outlined a 10,000-meter drill program designed to test five anomalous areas to the north-northwest of the minesite where prior work has identified high priority drill targets. Placer Dome has confirmed a May 2002 starting date for the above program.

Amisk-Laural Property

The Amisk-Laural property, totaling 13,800 hectares, is a gold exploration property located in the province of Saskatchewan 20 kilometers southwest of Flin Flon, Manitoba, Canada. The property consists of 87 mineral dispositions in the Amisk Lake area. Through an option agreement with property owners Husky Oil and Cameco Corporation, Claude has earned a 35% participatory interest in the property and can earn up to a 70% interest in the property. There are no underlying royalties on the property.

The property is at the exploration stage and is currently without economic ore reserves. Therefore, the current operations on the properties consist of an exploratory search for mineable deposits of ore.

Location and Access

The property lies within Saskatchewan near the border with Manitoba. The nearest town is Flin Flon, Manitoba, which is approximately 20 kilometers to the northeast. Access is via bush plane from La Ronge or by road from La Ronge or Flin Flon through a series of paved and gravel roads.

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

In October of 1995, Claude entered into an option agreement (the “Amisk Lake Option Agreement”) with Husky and Cameco, whereby it may earn and acquire a 35% participating interest in the Amisk Joint Venture by spending an aggregate of $2.5 million on the property by October, 1999 and an additional 35% participating interest by spending a further $14.0 million by October, 2005, or by bringing the property into commercial production within 3 months after October, 2005. At any time after Claude has earned its initial 35% participating interest, it may present a feasibility study to Cameco and Husky that will become an “Approved Development Program” upon its approval by Cameco and Husky. Upon such approval, each of Cameco and Husky must elect to participate in the project and repurchase a 5% interest in the property at a predetermined price of $2,357,500 or sell its 15% interest to Claude for $800,000. If Claude does not ultimately earn an additional 35% participating interest, then any election made by Cameco or Husky to participate or to participate and repurchase a 5% interest may be revoked retroactively. Claude also issued 62,500 Common Shares to each of Husky and Cameco pursuant to the Amisk Lake Option Agreement. For fiscal years 2000 and 2001, Claude had applied for and been granted extensions to fulfill its minimum annual work commitments.

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

Precious metal mineralization is part of a synergistic hydrothermal event. The observed vein mineralogy consists of pyrite and quartz, along with copper, lead, zinc, and antimony sulphides, small quantities of bismuth and antimony tellurides with quartz and carbonate minerals. Sericite-muscovite alteration occurs in the wallrock, forming an envelope about the sulphide dominant mineralization. Quartz veins on the property have been observed to be deformed, boudinaged and folded which is consistent with the overall deformation style.

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

In the first three years of its option, Claude completed four phases of diamond drilling totaling 18,000 meters in 57 holes as well as geological mapping during the summers of 1997 through 1999. In 2000, Claude conducted mapping and prospecting of those claims to fulfill assessment obligations. This field program resulted in the discovery of a gold-bearing shear system on Lookout Island that requires follow-up.

Planned Exploration

In 2001, work programs on the Amisk-Laural property focused on meeting assessment requirements as part of the option agreement obligations. For 2002, prospecting and geological mapping on Lookout Island will further evaluate the shear-hosted gold-bearing structure discovered in 2000.

Tartan Lake Property

Tartan Lake is a 6,675 acre property located in northwestern Manitoba about 12 kilometers northeast of Flin Flon. The property consists of 20 claims and three quarry leases and contains the Tartan Lake mine, a former gold producer that produced 48,000 ounces of gold before production was suspended in 1989.

Although the property is a former gold producer, Claude has not conducted a sufficient amount of exploration at the property to determine if there remains an economic body of ore. Therefore, the property is considered to be at the exploration stage and without mineable gold reserves. Current work at the property is limited to the search for an economic body of ore.

How Acquired

Claude acquired the property, mill and equipment at Tartan Lake from Vista Gold Corp, an arms-length public company, in exchange for 999,444 common shares of stock. The acquisition included a 440 tonne per day mill, rolling stock, mining equipment and related parts all related mine operating infrastructure, a permitted tailings pond and 6,675 acres of mineral and land leases in the area. Claude owns 100% of the property and there are no underlying royalties.

Location and Access

Access to the property is via road from Flin Flon, approximately 12 kilometers southwest of the property.

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

The deposit was brought into production by Granges in 1987. A decline was driven to the 315 meter level between the Main Zone and the South Zone, providing access to both. A drift was started to access the Southeast Zone but was stopped 75 meters from the zone due to the suspension of mining. Ore was mined using undercut-and-fill and cut-and-fill methods, and hauled to surface by trucks and stockpiled for milling with equipment on site.

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

Planned Exploration Work

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

The property also contains a mill and tailings pond. Although the mill and equipment is currently mothballed, the tailings pond is fully permitted. Since the property is located in close proximity to Claude’s Amisk Lake option properties, the present mill could be refurbished and used to process ore transported from Amisk Lake or other properties nearby.

Other Mineral Properties

The Company currently holds interests in several other exploration properties located in Saskatchewan and Ontario. The majority of these properties are in close proximity to the Company’s core properties around the Seabee/Amisk properties. The Company considers these properties to be secondary to those described above and has planned little to no expenditures on these properties in the foreseeable future. None of these properties contain an economic body of ore. As the properties remain in good standing, management intends to retain their interest and will re-evaluate their exploration plans for them as market conditions warrant and as funds become available.

A brief description of the most recent work conducted on the non-core properties is given below:

Amisk-Pamon Property

Amisk-Pamon is a 4,200 acre (1,688 hectares) gold exploration property located in the province of Saskatchewan 20 kilometers southwest of Flin Flon, Manitoba. Claude holds a 100% interest in the property and there are no underlying royalties. Access to the property is primarily via boat from the settlement of Denare Beach, Saskatchewan.

The Company’s most recent exploration work at Amisk-Pamon was in 1998. Crews re-established a grid over the property and conducted magnetic and electromagnetic surveys on the grid. Follow-up diamond drilling identified strongly carbonatized alteration with minor quartz veining. No significant gold values were returned. At this time, the Company has no exploration planned for the property.

Santoy Lake Property

Santoy Lake is a 11,400 acre (4,566 hectares) gold exploration property located in Saskatchewan 133 kilometers north-northeast of La Ronge, Saskatchewan and approximately 8 kilometers northeast of the Company’s operating Seabee mine. Claude holds a 100% interest in the property and there are no underlying royalties. Access to the property is via air from La Ronge or via the Company’s annual winter ice road off of Saskatchewan Highway 102.

The Company’s most recent exploration work at Santoy Lake was conducted in 1998. Work crews conducted basic prospecting and mapping and discovered several new veins. Future exploration work will include geochemical sampling and testing of the vein structures identified on the property and may include diamond drilling. The Company has tentatively scheduled a limited amount of work on the property for later in 2002, as finances and market conditions permit.

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

Oil and Gas Properties

Claude produces crude oil, natural gas and natural gas liquids (“NGLs”) from properties situated in Alberta and Saskatchewan. Alberta properties represent 92% of Claude’s oil and NGLs reserves and 90% of total production. Saskatchewan properties represent 8% of Claude’s oil and NGLs reserves, and 10% of total production. Alberta properties represent 100% of Claude’s natural gas reserves and production.

OIL AND GAS

Annual Economic Evaluation Reports of Claude’s oil and gas interests in Alberta and Saskatchewan have been prepared by R.K. Agrawal, P. Eng. of NRG Engineering Ltd., Calgary, Alberta. The most recent Economic Evaluations are effective January 1, 2002.

Production

The following Table lists Claude’s total oil (including NGL’s) and gas production for the last 3 years:

Year	Average Oil Production (Barrels Per Day)	Total Oil Production (Barrels)	Average Gas Production (MMCF per Day)	Total Gas Production (MMCF)

1999	299	109,300	3.20	1,166
2000	275	100,300	2.75	1,005
2001	240	87,500	2.61	951

The decrease of oil and gas production volumes has been due to normal production decline rates on existing wells.

Reserve Estimates

The following Table list’s Claude’s proven oil and gas reserves as of January 1, 2002. All figures are based upon Constant Price Economics.

		Gross	Reserves	Working	Interests

Province	Area Unit	Oil # (MSTB)	Gas (MMcf)	Oil # (MSTB)	Gas (MMcf)
Alberta
	Edson	1,401	94,865	118	7,773
	Nipisi	2,660	1,300	73	36
	Zama	34	0	3	0
Saskatchewan
	Gainsborough	38	0	20	0

Totals		4,133	96,165	214	7,809

# Oil Reserves, including natural gas liquids, are given in Thousands of Stock Tank Barrels (MSTB). Gas Reserves are given in Millions of Cubic Feet (MMcf). All reserves are from Proved Producing reservoirs.

Property Descriptions

The following are descriptions of the most significant oil and gas properties in which Claude has an interest.

Edson, Alberta

The Company holds a 7.8921168 percent interest in the Edson Gas Unit No. 1 and a 7.1808666 percent interest in the Edson Gas Plant. The unit covers about 5 townships 125 kilometers northwest of Calgary, Alberta.

Current production comes from the Elkton and Shunda formations at a depth of 10,000 feet. Production commenced in April, 1963 and contains 62 wells of which 54 wells have produced in recent months. The Edson Gas Unit No. 1 is operated by Talisman Energy Inc. and the gas is contracted with TransCanada Gas Services Limited. The Edson Unit reserves represent nearly 100% of Claude’s natural gas reserves and 55% of the Company’s oil and natural gas liquids reserves.

Nipisi Gilwood Unit No. 1, Alberta

Claude owns a 2.73003% working interest in the Nipisi Gilwood Unit No. 1 (the “Nipisi Unit”) located 110 kilometers northwest of Edmonton, Alberta. The unit is an oil field operated by Canada Natural Resources Limited.

The Nipisi Unit began oil production in 1965 and by 1967 the unit area was developed on about 320 acres well spacing with 134 wells in the unit area. A waterflood was implemented in January 1969. An infill drilling program with the goal to reduce the well spacing from 320 acres to 160 acres with a new flood scheme was initiated in 1983. Three of the four stages of this program were initiated by 1988 but there are no current plans to implement Stage IV. In 1997, the operator initiated a new project to improve field efficiencies by drilling new infill wells and converting certain producing wells to injection wells.

Production for the year ending December 31, 2001 averaged approximately 140 barrels of crude oil per day (including NGLs). Oil is produced from the Gilwood sandstone at an approximate depth of 5600 feet. Production is currently achieved by primary, secondary and tertiary methods.

The Nipisi Unit represents approximately 34% of Claude’s total oil and natural gas liquids reserves.

Viking Kinsella/Birch Lake, Alberta

The Company owns a 6.2439 percent interest in the 7-31-49-11 well and a 12.4875 percent interest in the 7-10-50-11 W4M/2 well located in the Birch Lake area of Alberta. The Company also owns a 3.5949 percent interest in the Birch Lake Gas Plant operated by Signalta Resources Limited. Both wells are near their economic limit.

Zama, Alberta

The Company owns various interests in the 8-25-116-5 W6M well (two zones), and a 3.75 percent working interest in the shut-in Sulphur Point gas well at 5-13-119-4 W6M. The well was producing from the Keg River formation from 1967 to 1997 when it was shut in due to high water production. In 2000, it was dual completed as a Sulpher Point/Keg River well.

Gainsborough, Saskatchewan

Claude has a 75% interest in six producing vertical oil wells in the Gainsborough area of southeastern Saskatchewan (the “Gainsborough Property”) and 2 former producing wells that have been converted to injector wells. At a 40-acre drill-spacing, eight additional vertical infill wells could be drilled on this property. Oil production comes from two zones in the Frobisher/Alida formation at a depth of 3500 feet.

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

Item 5. Operating and Financial Review and Prospects

Critical Accounting Policies

The Company prepares its consolidated financial statements in accordance with Canadian Generally Accepted Accounting Principles. In doing so, management is required to make various estimates and judgments in determining the reported amounts of assets and liabilities and revenues and expenses for each year presented, and in the disclosure of commitments and contingencies. Management believes the following critical accounting policies reflect its more significant estimates and judgments used in the preparation of the consolidated financial statements.

The Company utilizes the shrinkage stope mining method to mine its ore body at the Seabee mine. Under this method, ore used as a working platform to access and mine further ore, is valued at the lower of cost and net realizable value and recorded as Shrinkage Stope Platform Costs on the balance sheet (see Note 3 to the December 31, 2001 consolidated financial statements). This broken ore is reclassified to inventory once transported to surface. If actual tonnage and grade of this broken ore vary significantly from estimates or should the price of gold decline such that the timing of processing of this ore is affected, there could be a material impact on the profitability of the mining operations.

Depreciation and depletion on mineral and oil and gas properties is primarily calculated using the unit of production method. This method allocates the cost of an asset to each period based on current period production as a portion of estimated recoverable ore and oil and gas reserves. Although these reserves are classified as “Proven” reserves and the Company expects to recover them under existing economic and operating conditions, if actual reserves prove to be significantly different than the estimates, there could be a material impact on the amounts of depreciation and depletion charged to earnings.

The Company offsets proceeds from its byproduct sales (silver) against the refining costs of its gold bars. During 2001, the Company poured 3,274 ounces of silver (2000 — 3,267 ounces; 1999 — 5,119 ounces) for gross proceeds of CDN$22,145 (2000 — $24,009; 1999 — $39,677). Due to the nominal amounts of proceeds received, the sale of byproducts does not impact our determination of costs to produce.

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

Access to the Seabee mine’s ore deposit is not under any time constraints as a result of our mineral lease. The proven and probable reserve life at Seabee indicates a mine life of 2.5 years based upon current mill throughput. The existing surface lease as of December 31 2001 expires in 2023. Subsequent to December 31 2001, the Company renegotiated with the Government of Saskatchewan and entered into a new lease on June 4, 2002 which expires in 2025.

Overview

During Fiscal 1997 the Company issued a total of 1,008,127 common shares: 12,627 of these shares were issued pursuant to the Company’s Employee Share Purchase Plan; 103,800 were issued pursuant to the exercise of employee share purchase options from which the Company realized $107,000; 741,700 shares were issued pursuant to the exercise of share purchase warrants from which the Company realized $1,854,000; and, 150,000 common shares as a consequence of a flow-through share agreement entered into in the prior year.[1] This agreement required the Company to expend $487,500 in qualifying Canadian Exploration Expenses prior to December 31, 1997. The Company used the proceeds from the sale of shares for exploration on its mineral properties and general corporate purposes. Under the terms of the sale of the Flow-Through shares, the proceeds were used for mineral exploration expenses that qualified under the Income Tax Act (Canada) prior to December 31, 1998.

During Fiscal 1998 the Company issued a total of 12,594,435 common shares. 67,654 common shares were issued for proceeds of $88,380 pursuant to the Company’s Employee Share Purchase Plan; 251,200 common shares were issued pursuant to the exercise of employee share purchase options from which the Company realized $352,000; 4,449,859 common shares were issued pursuant to the acquisition by the Company of a 96% interest in Madsen Gold Corp. at a deemed value of $2.00 per share for a total of $8,900,000; 999,444 common shares were issued pursuant to the acquisition of the Tartan Lake mine, mill and equipment; 12,378 common shares were issued pursuant to the Company acquiring rights on mineral properties; and 6,813,900 common shares were issued pursuant to a public offering at an issue price of $2.00 per share. Approximately $764,000 of the proceeds of the

[1]	See “Key Information – Risk Factors” for complete flow through share discussion. While the cash proceeds are combined with general corporate funds, as disclosed in Note 17 (i) of the 2001 consolidated financial statements, US GAAP requires cash amounts restricted against future use as a result of commitments related to flow through share agreements to be separately classified in the financial statements.

offering were used for property acquisition costs and the remainder for general corporate purposes and property exploration.

During Fiscal 1999 the Company issued a total of 7,791,397 common shares. 103,454 were issued pursuant to the Company’s Employee Stock Purchase Plan; 364,000 common shares were issued pursuant to the exercise of employee share purchase options; 49,852 common shares were issued pursuant to the Madsen Gold Corp. acquisition of the remaining 4% interest the Company did not already own; 10,000 shares were issued in payment for the Company obtaining certain mineral property rights; 1,000,000 flow-through shares[1] were issued at a price of $2.90 for proceeds of $2,900,000; an additional 909,091 flow-through shares were issued at a price of $1.65 for proceeds of $1,500,000; 5,350,000 common shares were issued pursuant to a public offering; and, 5,000 common shares were issued pursuant to employee awards at an attributed value of $7,000. The proceeds from the sale of the Flow-Through shares were used for mineral exploration that qualified under the Income Tax Act (Canada). The proceeds from the other common share sales was used for general corporate purposes.

During Fiscal 2000 the Company issued a total of 1,874,153 common shares. 245,567 of these shares were issued pursuant to the Company’s Employee Stock Purchase Plan as described elsewhere in this document; 628,586 were issued as payment for the purchase of a 1.35% NSR from Metal Royalties Corporation at a deemed price of $1,100,025; and, 1,000,000 common shares were issued pursuant to an option agreement with Placer Dome who purchased the shares for $0.75 per share.

During Fiscal 2001 the Company issued a total of 2,828,987 shares. 328,987 of these shares were issued pursuant to the Company’s Employee Stock Purchase Plan as described elsewhere in this document and 2,500,000 flow-through shares[2] were issued. The proceeds from the flow-through share are to be used for mineral exploration during 2001 and 2002 for mineral exploration that qualifies under the Income Tax Act (Canada).

During the year ending December 31, 2002 the Company issued a total of 6,405,624 shares. 227,934 of these shares were issued

[2]	See “Key Information - Risk Factors” for complete flow through share discussion. While the cash proceeds are combined with general corporate funds, as disclosed in Note 17 (i) of the 2001 consolidated financial statements, US GAAP requires cash amounts restricted against future use as a result of commitments related to flow through share agreements to be separately classified in the financial statements.

pursuant to the Company’s Employee Stock Purchase Plan as described elsewhere in this document; 90,000 common shares were issued pursuant to the exercise of employee share purchase options; 75,000 common shares were issued pursuant to the Company acquiring rights on mineral properties; and, in April 2002, the Company completed the Private Placement of 5,000,000 units at a price of $1.00 per unit for gross proceeds of $5,000,000. Each unit consists of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to acquire one common share at an exercise price of $1.25 until April 23, 2003. The Company intends to use the proceeds for general corporate purposes. Concurrent with the offering, the Company issued the underwriters 63,463 common share purchase warrants in consideration for services provided in connection with the offering. The exercise terms of the underwriter warrants are the same as the warrants issued with the units in the underwriting(as at December 31, 2002, 12,693 of these common share purchase warrants had been exercised). The Company also entered into a flow-through share[3] agreement for the issue of 1,000,000 common shares at a price of $1.50 per share for proceeds of $1,500,000.

During the period ended March 31, 2003 the Company has issued a total of 2,764,061 common shares. 159,061 of these shares were issued pursuant to the Company’s Employee Stock Purchase Plan as described elsewhere in this document; 5,000 common shares were issued pursuant to the exercise of employee share purchase options; 100,000 common shares were issued pursuant to common share purchase warrants outstanding; and in January 2003 the Company completed a private placement offering of 2,500,000 units, each unit consisting of one common share and one half of one common share purchase warrant at a price of $1.50 per unit, for gross proceeds of $3,750,000. Each whole purchase warrant will entitle the holder, upon exercise at any time up to and including January 31, 2004, and upon payment of $1.85, to subscribe for one common share. The Company intends to use the proceeds to finance its Seabee gold mineshaft extension project and for general corporate purposes.

[3]	The Company reports its operating costs on a per-ounce basis based on uniform standards developed by the Gold Institute. See Page 38 for further discussion.

Results of Operations

Three Months Ended 3/31/2002 vs. Three Months Ended 3/31/2001

Total revenue generated in the first three months of 2002 was $5.2 million, down 34% from the $7.9 million recorded in 2001. Gold revenue declined to $3.8 million from $4.4 million due to lower production, but was offset slightly by higher realized prices. Gold production at the Seabee mine fell to 8,300 ounces in 2002 from 11,100 ounces during the same period in 2001, but the average realized gold price rose to US$290 per ounce from US$259 per ounce in the same period in 2001.

Oil and gas revenues decreased 63% from 2000 due to lower production and lower realized prices. First quarter oil and NGL production was 20,700 barrels, down 14% from the 24,100 barrels produced in the previous year’s period. The average realized price fell to US$18.26 (CDN$29.12) per barrel from an average price of US$28.15 (CDN$43.01) per barrel in the 2001 period. Gas production fell 24% from 246 MMCF in 2001 to 187 MMCF in 2002. The average realized price this quarter was US$2.19 (CDN$3.49)per MCF compared to the US$6.37 (CDN$9.73) per MCF realized during the first quarter last year.

Total operating and administrative costs increased from $4.5 million for the first quarter of 2001 to $4.9 million this period. Total mine cash costs were $3.9 million for this quarter versus $3.7 million last period. The mining of smaller stoping blocks contributed to this slight increase. As a result of the lower gold production during the first quarter, cash operating costs per ounce[4] increased from US$217 in 2001 to US$294 this

[4]	The Company reports its operating costs on a per-ounce basis based on uniform standards developed by the Gold Institute. See Page 38 for further discussion. A reconciliation to the cash costs per ounce is provided below:

Consolidated Total Cash Costs Per Gold Ounce Sold

Periods ended March 31

	2002	2001

Direct mining cost	$294	$217

Other	-	-

Cash operating costs	$294	$217

Royalties	-	-

Total cash costs	$294	$217

Gold ounces sold	8,300	11,100

Mine operating costs (US $ millions)	$2.4	$2.4

(CDN $ millions)	$3.9	$3.7

period. Oil and gas operating costs remained relatively unchanged period over period.

General and administrative costs increased by 50% from $.4 million in the first quarter of 2001 to $.6 million this period. This increase is attributable to the settlement of a prior year property tax assessment at the Madsen property.

Depreciation and depletion of the Company’s gold assets was $1.3 million for the first three months of 2002, compared to $1.1 million for the corresponding period of 2001. Due to decreased production, depreciation and depletion costs per ounce for the first quarter of 2002 were US$95 versus US$67 in the 2001 period.

Fiscal 2001 Ended 12/31/2001 vs. Fiscal 2000 Ended 12/31/2000

Total revenue generated in 2001 was $28.5 million down 15% from the $33.5 million recorded last year. Gold revenue decreased 19% from last year as a result of lower production, but was offset by a slight increase in Canadian dollar average realized gold prices. Oil and gas revenues decreased by 3% from 2000, a combination of lower production offset by higher realized petroleum prices.

The Seabee mine contributed $19.5 million to revenues, down from the $24.2 million recorded in 2000. Gold production decreased from 58,300 ounces in 2000 to 48,500 ounces this year. The average realized gold price in 2001 was US $272 (CDN $422) per ounce, compared with US $279 (CDN $414) realized in 2000.

Gross oil, natural gas liquids (NGL’s) and gas revenues totaled $9.0 million in 2001 compared to $9.3 million in 2000. Oil and NGL’s production in 2001 of 87,500 barrels was 13% lower than the 100,300 barrels produced the previous year. The average realized price was US $24.67 (CDN $38.21) per barrel versus an average price per barrel of US $27.70 (CDN $41.14) last year. Gas production fell 5% from 1,005 MMCF in 2000 to 951 MMCF in 2001. The average realized price was US $3.67 (CDN $5.68) per MCF compared to the US $3.17 (CDN $4.71) per MCF realized in 2000. Total Crown Royalties and Overriding Royalties remained relatively unchanged year over year as revenues were constant and the percentages used to calculate these royalties remained relatively unchanged. The Alberta Royalty Tax Credit increased slightly, largely due to increased eligible crown royalties paid in 2001 upon which the Tax Credit is based.

Total operating and administration costs decreased 4% from the $19.9 million recorded in 2000 to $19.2 million in 2001. Interest and other decreased significantly as our gold and foreign currency derivative trading account, which gave rise to interest charges, was eliminated during the third quarter of 2000. Total mine cash costs dropped from $16.4 million in 2000 to $15.8 million in 2001, the result of concerted efforts to lower operating costs at the Seabee. These savings were negatively impacted by a reduction in broken ore stockpile inventory, reflecting the lower than expected ore grades from the D zone at the Seabee mine. When a large reduction in grade occurs, as was the case in 2001 with the D zone, all accumulated costs related to those inventory ounces stockpiled are immediately expensed in the current period. The decreased gold production led to an increase in cash operating costs per ounce[5], from US $190 per ounce in 2000 to US $221 in 2001.

Oil and gas operating costs increased slightly from the $1.6 million in 2000 to $1.7 million in 2001.

Depreciation and depletion of the Company’s gold assets was $5.2 million in 2001, an increase of 24% over the $4.2 million recorded in 2000. This is attributable to the smaller calculated reserve base. Depreciation and depletion costs per ounce for the year were US$69 compared to US$48 in 2000.

Fiscal 2000 Ended 12/31/2000 vs. Fiscal 1999 Ended 12/31/1999

Total revenue generated in Fiscal 2000, ended December 31st, was $33.5 million, an increase of 17% from the $28.7 million recorded in the prior year. Gold revenues during Fiscal 2000 increased 8% over the prior year as a result of higher gold production. Oil and gas revenues for Fiscal 2000 increased 45% as compared to Fiscal 1999 as oil and gas prices grew progressively stronger during 2000.

The Seabee mine contributed $24.2 million to revenues during Fiscal 2000, an increase of $1.9 million from the $22.3 million recorded for Fiscal 1999. Gold production increased from 54,100 ounces in Fiscal 1999 to 58,300 ounces in Fiscal 2000. The average realized gold price in Fiscal 2000 was US $279 (CDN $414) per ounce, relatively unchanged from the US $278 (CDN

[5]	The Company reports its operating costs on a per-ounce basis based on uniform standards developed by the Gold Institute. See Page 38 for further discussion.

$413) realized in 1999. Total Crown Royalties and Overriding Royalties increased over 1999 concurrent with the large increase in gross revenues year over year. The Alberta Royalty Tax Credit decreased by 25%, a result of a large decrease in the credit rate allowed by Alberta Revenue.

Gross oil, natural gas liquids and gas revenues totaled $9.3 million in Fiscal 2000 compared to $6.4 million in Fiscal 1999. This increase was a combination of improved realized petroleum prices offset by an expected decrease in production due to normal decline rates.

Oil and NGLs production in Fiscal 2000 of 100,300 barrels was 8% lower than the 109,300 barrels produced the previous fiscal year. The average realized price was US $27.70 (CDN $41.14) per barrel versus an average price per barrel of US $16.15 (CDN $24.00) in Fiscal 1999. Gas production fell 14% from 1,166 MMCF in Fiscal 1999 to 1,005 MMCF in Fiscal 2000. The average realized price for Fiscal 2000 was US $3.17 (CDN $4.71) per MCF compared to US $1.72 (CDN $2.55) per MCF realized in Fiscal 1999.

Total operating and administration costs increased 5% from the $18.9 million recorded in Fiscal 1999 to $19.9 million in Fiscal 2000. General and Administrative costs increased from $1.6 million in 1999 to $1.7 million this year. The increase was largely a result of professional and consulting fees incurred during the year. Interest and other increased significantly to $167,000 from a credit of $183,000, a result of increased interest charges on our foreign currency position offset by investment income earned on proceeds from share offerings.

Total mine cash costs were $16.4 million in Fiscal 2000 compared to the $15.5 million recorded in Fiscal 1999. This increase in costs was largely a function of lower dollar valuations and physical unit decreases in the bullion in-circuit and broken ore stockpile inventories. As more ounces were being removed or milled from the stockpile than were being added or broken, the inventory reduction is greater during these periods and resulted in a larger charge to operating earnings. Cash operating costs per ounce[6] at the Seabee mine decreased to US $190 in Fiscal 2000 compared to US $193 in Fiscal 1999, a result of increased gold production.

[6]	The Company reports its operating costs on a per-ounce basis based on uniform standards developed by the Gold Institute. See Page 38 for further discussion.

Oil and gas operating costs decreased by 16% from $1.9 million in Fiscal 1999 to $1.6 million in Fiscal 2000. This change was a result of decreases in third party processing costs.

Depreciation and depletion of the Company’s gold assets was $4.2 million in 2000, a decrease of 21% from the $5.3 million recorded in 1999. This reduction is a combination of a slight decrease in mill throughput and an increase in Seabee ore reserves. Amortization and depreciation costs per ounce were US$48 in 2000 compared to US$66 in 1999.

The $51.1 million write-down of mineral properties recorded in Fiscal 2000 was comprised of the following: $39.0 million related to the Madsen exploration property; $7.7 million related to exploration and other non-core assets; $4.4 million related to the Seabee mine. The Company reviewed the carrying values of these properties and determined that, as a result of current gold prices and the absence of economically recoverable ore reserves at the time, their values should be reduced.

Adjustments to the provision for foreign currency fluctuations and settlement of foreign currency contracts have been charged to earnings in the amount of ($529,000) versus a gain of $1,304,000 in 1999. These adjustments relate to the mark to market value gains or losses in the Company’s outstanding foreign currency derivative contracts. During the third quarter of 2000 these positions were eliminated.

Liquidity and Capital Resources

As of the end of the first quarter ended 3/31/02, the Company had working capital of $6.20 million. On April 23, 2002, the Company completed the private placement of 5,000,000 units at a price of $1.00 per unit for gross proceeds of $5 million. Management considers the current level of liquidity and capital resources to be sufficient to meet all the Company’s required obligations in addition to the planned expenditures for the remainder of the fiscal year.

The Company has budgeted $1.3 million for exploration during FY 2002. The majority of the budgeted funds will be spent on the Seabee property. The Company also plans to fund during 2002 approximately $750,000 of its estimated $1.2 million requirement for financial assurance at the Seabee mine. At March 31, 2003, $767,000 had been funded with Saskatchewan Environment.

First Quarter Fiscal 2002

Cash flow provided from operations decreased to ($.7) million from ($.3) million. The decline was largely due to lower gold and petroleum production as well as lower oil and gas prices partially offset by higher realized gold prices.

Investing activities for the quarter were $2.0 million versus $1.3 million in the prior period. This increase is primarily a result of increased exploration and development costs incurred at the Seabee mine.

Financing costs were $.3 million, which was up only slightly from the $.1 million recorded in the prior year’s period.

Fiscal 2001 Ended 12/31/2001

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

During the latter half of the year the Company issued 2.5 million common shares for $1,375,000 pursuant to a flow-through share agreement. A further 328,987 shares were issued in conjunction with the Company’s employee share purchase plan for consideration of $176,000.

Short-term investments of $657,000 were purchased and corresponding debt proceeds, in the form of a demand loan, were received as a requirement to secure reclamation assurance at the Madsen property. As required by regulatory authorities, the Company has provided letters of credit of $657,000 as security for reclamation at the Madsen property. The above demand loan bears interest at prime, is repayable in monthly principal payments of $27,406 plus interest, and matures on May 15, 2002. The loan is secured by a general security agreement covering all assets of the Company, excluding the Company’s Alberta oil and gas assets.

As at December 31, 2001, Claude had $8.5 million in working capital, relatively unchanged from the $8.4 million recorded in 2000. This slight increase was a combination of reduced working capital from operations offset by share issuance proceeds as well as capital expenditures continuing to be financed out of operating cash flows.

The Company has a $2,500,000 operating line of credit which bears interest at prime plus 1.5%. These funds are available for general corporate purposes. At December 31,2001, the unused portion of the bank line was $2.2 million. The operating line is secured by a general security agreement excluding assets associated with the Alberta oil and gas properties.

Fiscal 2000 Ended 12/31/2000

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

During Fiscal 2000, the Company issued 1,000,000 common shares for $750,000 in conjunction with the Madsen option agreement with Placer Dome Limited. A further 245,567 shares were issued pursuant to the Company’s employee share purchase plan for consideration of $211,000.

As at December 31, 2000, the Company had $9.1 million in working capital, a decrease of $2.0 million from the prior year. This decrease resulted from capital expenditures being financed out of operating cash flows.

Fiscal 1999 Ended 12/31/1999

Cash flow provided from operations totaled $5.1 million in Fiscal 1999 versus $4.4 million in Fiscal 1998. This increase in cash flow was due to an increase in inventories.

Total capital expenditures amounted to $13.1 million in Fiscal 1999. The majority of these expenditures, more than $9.6 million, were incurred on exploration, development and refurbishment of infrastructures at Madsen.

During the second quarter of Fiscal 1999 the company purchased the 1.35% net smelter royalty on Madsen Gold Corp. production from Metal Royalties Corp. The total acquisition cost, satisfied by the issuance of special warrants, was $1.1 million.

During Fiscal 1999, the Company issued a total of 8.45 million common shares and special warrants for a total value, net of issue costs, of $9.0 million.

This included the issue of 5,350,000 common shares at a price of $1.50 per share for proceeds of $8.0 million as well as 630,000 special warrants for the purchase of the Madsen net smelter royalty.

As at December 31, 1999, the Company’s working capital increased from $10.1 million in Fiscal 1998 to $11.1 million. In general, both current assets and current liabilities decreased in Fiscal 1999 as operations at Madsen were suspended during the year.

US GAAP Reconciliation with Canadian GAAP

See Note 17 of the Company’s audited financial statements for the year ended December 31, 2001, for a narrative explanation of the differences in Canadian and U.S. GAAP accounting principles.

Variation in Operating Results

The Company derives interest income on its bank deposits, which depend on the Company’s ability to raise funds.

Management periodically, through the exploration process, reviews results both internally and externally through mining related professionals. Decisions to abandon, reduce or expand exploration efforts is based upon many factors including general and specific assessments of mineral deposits, the likelihood of increasing or decreasing those deposits, land costs, estimates of future mineral prices, potential extraction methods and costs, the likelihood of positive or negative changes to the environment, permitting, taxation, labor and capital costs. There cannot be a pre-determined hold period for any property as geological or economic circumstances render each property unique.

The Company’s financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP except as noted in Note 17 to the 2001 audited financial statements. The value of the Canadian Dollar in relationship to the US Dollar was 0.63 as of 3/31/02.

The Company has financed its activities not only through cash flows derived from gold mining and oil and gas production but also through the distribution of equity capital. The timing of such distributions was dependent on the requirements of the Company and the economic climate.

Trend Information

The Company expected the first three quarters of 2002 to be at below mine life production levels due to the poor grade being throughput from the 2d zone at the Seabee mine. As a result, the Company experienced decreases in net earnings as well as cash flows for this period. As expected, higher grade ore from the lower levels of the Seabee mine were accessed during the third and fourth quarters of 2002 and increases in the average gold price realized for the year helped to offset first half decreased production.

During 2002, pursuant to reclamation assurance requirements at the Seabee mine, the Company will fund with Saskatchewan Environment, approximately $767,000 of its approximately $1.2 million financial assurance requirements at the Seabee. As at March 31, 2003, Claude has funded $767,000 of this financial assurance requirement.

To offset the expected conditions and requirements discussed above, on April 23, 2002, Claude completed and closed the issuance of 5,000,000 units at a price of $1.00 per unit for aggregate gross proceeds of $5,000,000. Each unit consists of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to acquire one common share at an exercise price of $1.25 per share for a period of twelve months from the closing date.

To meet exploration targets the Company entered into a flow-through share(see “Key Information — Risk Factors” for complete flow-through share discussion) agreement in November 2002 for the issue of 1,000,000 common shares at a price of $1.50 per share for proceeds of $1,500,000.

To finance the Seabee shaft extension project in January 2003, the Company completed a private placement offering of 2,500,000 units, each unit consisting of one common share and one half of one common share purchase warrant, at a price of $1.50 per unit, for gross proceeds of $3,750,000. Each whole purchase warrant will entitle the holder, upon exercise, at any time up to and including January 31, 2004, and upon payment of $1.85, to subscribe for one common share.

Item 6. Directors, Senior Management and Employees

Table No. 5 lists as of 4/01/02 the names of the Directors of the Company. The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company. All Directors are residents and citizens of Canada.

Table No. 5 Directors

Name	Age	Date First Elected/Appointed

William R. MacNeill	62	September 1980
Arnie E. Hillier (1)	62	April 1996
A. Neil McMillan	50	April 1996
Jon R. MacNeill (1)	42	June 1983
Ronald G. Walker (1)	65	February 1984

(1) Member of Audit Committee.

Table No. 6 lists, as of 4/01/02, the names of the Executive Officers of the Company. The Executive Officers serve at the pleasure of the Board of Directors. All Executive Officers are citizens and residents of Canada.

Table No. 6 Executive Officers

Name		Position	Age	Date of Appointment

Arnie E. Hillier	(1)	CEO,CFO	62	April 1996
A. Neil McMillan	(2)	President	50	April 1996
Raymond G. Gagnon	(3)	COO	67	March 2002
Philip E. Olson	(4)	Vice President Exploration	51	January 1997
Val Michasiw	(5)	Secretary-Treasurer	41	March 2000

(1) He spends 100% of his time on the affairs of the Company.
(2) He spends 100% of his time on the affairs of the Company.
(3) He spends 100% of his time on the affairs of the Company.
(4) He spends 100% of his time on the affairs of the Company.
(5) She spends 100% of her time on the affairs of the Company.

Arnie E. Hillier is a graduate of the University of Saskatchewan and received his designation as a Chartered Accountant in 1965. He was the President and Chief Financial Officer of the Company from 1994 to 1995 and has been the Vice Chairman, Chief Executive Officer and Chief Financial Officer since 1995. From 1965 until 1971 he was the Controller of Saskatchewan Government Insurance in Regina, Saskatchewan. From 1971 through 1980 he was the Vice President Finance of Manitoba Public Insurance Corporation in Winnipeg, Manitoba. From 1980 until 1989 he was the Vice President Finance of Cameco, the successor to Saskatchewan Mining Development Corporation, in Saskatoon, Saskatchewan. In addition to his position as a Director of the Company, he is also a Director of Pacific & Western Credit and a Director of Pacific & Western Trust.

A. Neil McMillan has been the President of the Company since 1996. Prior to that he was the Vice President of Corporate Development for the Company. Until 1995, Mr. McMillan was the Vice President/Manager of RBC Dominion Securities Inc., an investment banking and retail stockbrokerage firm located in Canada. Mr. McMillan also serves as a director of several other companies. These companies and his respective positions are: Philom Bios Inc., Director; Atomic Energy Canada Ltd., Director; and, Cameco Corporation, Director.

Raymond G. Gagnon was recently appointed the Chief Operating Officer of the Company. He was a Consultant to the Company from 1999 until 2002 and prior to that he was the Vice President Mining. From 1987 until 1994 he was the Project Superintendent for Tonto Mining of Saskatchewan.

William R. MacNeill has been the Chairman of Claude Resources since 1982 and from 1982 until 1995 he was also the Chief Executive Officer. From 1985 until 1992 he was also the Chairman and Chief Executive Officer of Shore Resources Inc. and Pacific & Western Trust. He was the Chairman of Bonn Energy from 1979 until 1982. From 1972 to the present, he has also been President of BEC Corporation, a management consulting and mining exploration and investment company.

Jon R. MacNeill is a member of the Board of Directors of the Company and was the Secretary/Treasurer of the Company from 1982 until 2000. Since 2000, Mr. MacNeill has been providing consulting services to companies involved in the oil and gas industry in Alberta.

Ronald G. Walker is member of the Board of Directors of the Company. He is the Founder and Chairman of the Great Canadian Dollar Store, a company he founded in 1993. From 1980 until 1992 he was the President of Pacific & Western Trust, a company that he also founded.

Philip E. Olson received his Bachelor of Science Degree in 1974 from the University of Saskatchewan in Regina, Saskatchewan and his Masters of Science Degree in 1978 from the University of Manitoba. He is the Vice President of Exploration for the Company. From 1976 until 1985 he was an Exploration Geologist and the Chief Geologist of the Fox mine for Sherritt Gordon Mines. He was the Chief Geologist at the Renable mine for Corona Corp from 1987 until 1988. From 1989 until 1991 he was the Chief Geologist and Exploration Manager for Giant Yellowknife Mines. From 1991 until 1994 he was the Chief Geologist for Falconbridge — Kidd Creek. Just prior to joining the Company he was the Exploration Manager for Hemlo Gold/Battle Mountain. Mr. Olson’s current affiliations include: Director of Pelangio Mines Inc.; Director of the Saskatchewan Mining Association; the Chairman of the Saskatchewan Mining Association, Exploration Committee; an Executive Member and Symposia/field Conference Co-Chair for the Geology Society of CIM; and, a Member (P.Geo) of the Association of Professional Engineers and Geoscientists of Saskatchewan. He is also currently a member of the following organizations: Society of Economic Geologists; Geological Association of Canada; Prospectors and Developers of Canada; and the Canadian Institute of Mining & Metallurgy — National Saskatoon Branch and Section.

Val Michasiw is the Secretary/Treasurer of the Company. She has been employed by the Company since 1995. Prior to joining Claude Resources she was employed by Labatts Saskatchewan Brewery in Saskatoon, Saskatchewan from 1990 until 1994. At Labatts she was the Assistant to the General Manager. From 1985 until 1990 she was employed by Claude as an administrative secretary.

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

There are no arrangements or understandings between any two or more Directors or Executive Officers, pursuant to which he was selected as a Director or Executive Officer. Two members of the Board of Directors are related. William R. MacNeill is the father of Jon R. MacNeill. Other than that there are no family relationships between any two or more Directors or Executive Officers.

COMPENSATION

The Corporation pays each of its outside directors a yearly stipend of $5,000 as well as $500 per meeting for attendance personally or by telephone conference at directors’ and/or board committee meetings. Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors. The Board of Directors may award special remuneration to any Director undertaking any special services on behalf of the Company other than services ordinarily required of a Director. The Company compensated Jon MacNeill $28,400 (2000-$32,600) for consulting services with respect to its Alberta oil and gas properties. No other director received any compensation for his services.

The Company grants stock options to Directors, Executive Officers and employees; refer to ITEM #10, “Stock Options”.

Total compensation accrued and/or paid (directly and/or indirectly) to all Officers/Directors during Fiscal 2001 ended 12/31/2001 was $630,065. Table No. 7 sets forth the compensation paid to the Company’s executive officers and members of its administrative body during the last three fiscal years.

Table No. 7 Summary Compensation Table All Figures in Canadian Dollars unless otherwise noted

					Long-Term Compensation
		Annual Compensation			Awards
Name and Principal Position	Fiscal Year	Salary	Bonus	Other Annual Compensation	Restricted Stock Award(s)	Options/ SARS Granted(#)	LTIP Payouts	All Other Compensation

W.R. MacNeill[7]	2001	$135,000	Nil	—	200,000	nil	n/a	$720
Chairman of the	2000	$135,000	Nil	—	111,000	nil	n/a	$740
Board	1999	$135,000	Nil	—	289,000	nil	n/a	$765

A.E. Hillier, Vice	2001	$123,000	Nil	—	200,000	nil	n/a	$738
Chairman, CEO,	2000	$123,000	Nil	—	nil	nil	n/a	$759
CFO and Director	1999	$123,000	Nil	—	200,000	nil	n/a	$783

A.N. McMillan	2001	$123,000	Nil	—	200,000	nil	n/a	$738
President/Director	2000	$123,000	Nil	—	nil	nil	n/a	$759
	1999	$123,000	Nil	—	200,000	nil	n/a	$783

Phil Olson	2001	$92,400	Nil	—	50,000	nil	n/a	$ 555
VP Exploration	2000	$92,400	Nil	—	nil	nil	n/a	$2,824
	1999	$92,400	Nil	—	nil	nil	n/a	$2,845

Rick Johnson	2001	$80,000	Nil	—	40,000	nil	n/a	$ 480
Controller	2000	$80,000	Nil	—	nil	nil	n/a	$2,348
	1999	$80,000	Nil	—	nil	nil	n/a	$2,127

Val Michasiw	2001	$43,000	Nil	—	20,000	nil	n/a	$ 258
Secretary/	2000	$43,000	Nil	—	25,000	nil	n/a	$1,348
Treasurer	1999	$43,000	Nil	—	nil	nil	n/a	$1,342

# “All Other Compensation” relates to taxable benefits paid by the Company, which are Company paid life insurance premiums, and the Company’s portion of the Employee Share Purchase Plan.

Except for the stock option program discussed in ITEM #12, the Company has no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the Company’s Directors or Executive Officers.

[7]	The salary reported for Mr. W.R. MacNeill is the sum of annual management fees paid to BEC International Corporation. Mr. MacNeill and his spouse are the beneficial owners of all of the shares of BEC International Corporation.

No funds were set aside or accrued by the Company during Fiscal 2001 to provide pension, retirement or similar benefits for Directors or Executive Officers.

Staffing

The Company currently has 140 employees.

Share Ownership

The Registrant is a publicly owned Canadian corporation, the shares of which are owned by U.S. residents, Canadian residents and other foreign residents. The Registrant is not controlled by another corporation as described below.

Table No. 8 lists, as of 03/31/2003, Directors and Executive Officers who beneficially own the Registrant’s voting securities and the amount of the Registrant’s voting securities owned by the Directors and Executive Officers as a group.

Table No. 8 Shareholdings of Directors and Executive Officers

Title of Class	Name of Beneficial Owner		Amount and Nature of Beneficial Ownership	Percent of Class #

Common	W.R. MacNeill	(1)	3,718,800	6.4%
Common	A.E. Hillier	(2)	858,000	1.5%
Common	A.N. McMillan	(3)	776,500	1.3%
Common	R. Walker	(4)	25,000	<1%
Common	J. MacNeill	(5)	70,000	<1%
Common	V. Michasiw	(6)	91,902	<1%
Common	R. Gagnon	(7)	250,000	<1%
Common	P. Olson	(8)	112,380	<1%

Total Directors/Officers			5,902,582	10.2%

(1)	Of these shares 600,000 represent currently exercisable share purchase options. These shares are owned, directly or indirectly, by BEC International Corporation, a private corporation controlled by William R. MacNeill. These options have a weighted average exercise price of $0.90 with a weighted average remaining life of 7.36 years
(2)	Of these shares 600,000 represent currently exercisable share purchase options. These options have a weighted average exercise price of $1.05 with a weighted average remaining life of 7.00 years

(3)	Of these shares 600,000 represent currently exercisable share purchase options. These options have a weighted average exercise price of $1.18 with a weighted average remaining life of 6.67 years.
(4)	Of these shares 25,000 represent currently exercisable share purchase options. These options have a weighted average exercise price of $1.24 with a weighted average remaining life of 6.55 years.
(5)	Of these shares 70,000 represent currently exercisable share purchase options. These options have a weighted average exercise price of $2.56 with a weighted average remaining life of 3.91 years.
(6)	Of these shares 80,000 represent currently exercisable share purchase options. These options have a weighted average exercise price of $0.82 with a weighted average remaining life of 7.54 years.
(7)	Of these shares 250,000 represent currently exercisable share purchase options. These options have a weighted average exercise price of $1.00 with a weighted average remaining life of 9.49 years.
(8)	Of these shares 100,000 represent currently exercisable share purchase options. These options have a weighted average exercise price of $1.59 with a weighted average remaining life of 6.29 years.

# Based on 52,223,538 shares outstanding as of 03/31/03 and Stock options held by each beneficial holder exercisable within sixty days as detailed in Table Number 12, “Stock Options Outstanding” below.

Item 7. Major Shareholders and Related Party Transactions

The Company is aware of one person/company who beneficially owns 5% or more of the Registrant’s voting securities. Table No. 9 lists as of 03/31/03, persons and/or companies holding 5% or more beneficial interest in the Company’s outstanding common stock.

Table No. 9 5% or Greater Shareholders

Title of Class	Name and Address of Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	W.R. MacNeill, Saskatoon, Saskatchewan	3,718,800 (1)	6.4%

Based on 52,223,538 shares outstanding as of 03/31/2003 and stock options held by each beneficial holder exercisable within sixty days.

(1)	These shares are owned, directly or indirectly, by BEC International Corporation, a private corporation controlled by William R. MacNeill.

Of these shares 600,000 represent currently exercisable share purchase options as detailed in Table Number 12, “Stock Options Outstanding” below. These options have a weighted average exercise price of $0.90 with a weighted average remaining life of 7.36 years.

No shareholders of the Company have different voting rights from any other shareholder.

INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

There have been no transactions or proposed transactions, which have materially affected or will materially affect the Registrant in which any director, executive officer, or beneficial holder of more than 10% of the outstanding common shares, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest.

Item 8. Financial Information

The financial statements as required under ITEM #8 are attached hereto and found immediately following the text of this Registration Statement. The audit report of KMPG LLP, independent Chartered Accountants, is included herein immediately preceding the financial statements and schedules.

There have been no significant changes of financial condition since the most recent financial statements dated December 31, 2001 other than described below:

On April 23, 2002, Claude finalized an agreement with Canaccord Capital Corporation, under which Canaccord has agreed to purchase 5.0 million Units at a price of $1.00 per Unit for aggregate gross proceeds of $5,000,000. Each Unit consists of one common share and one half of one common share purchase warrant. Each full warrant is exercisable into one common share at an exercise price of $1.25, one year from the closing date. The Company plans to use the proceeds from this issue for general corporate purposes.

On November 25, 2002, the Company entered into a flow-through share agreement for the issue of 1,000,000 common shares at a price of $1.50 per share for proceeds of $1,500,000. The Company must expend $1,500,000 in qualifying Canadian Exploration Expenses as defined in the Income Tax Act (Canada) prior to December 31, 2003.

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

Item 9. Offer and Listing of Securities

As of December 31, 2002, the authorized capital of the Company consisted of unlimited number of common shares without par value and an unlimited number of first and second preferred shares, each issuable in series. There were 49,459,477 common shares issued and outstanding as of December 31, 2002, the end of the Company’s most recent fiscal year. No first or second preferred shares were issued and outstanding as of that date.

All of the authorized common shares of the Company are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets. Holders of common shares are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders. Holders of common shares are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefore.

Upon liquidation, dissolution or winding up of the Company, holders of common shares are entitled to receive pro rata the assets of the Company that are distributable to such holders. No shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds.

Provisions as to the modification, amendment or variation of such shareholder rights or provisions are contained in the CBCA of Ontario. Unless the CBCA or the Company’s Articles otherwise provide, any action to be taken by a resolution of the shareholders may be taken by a written resolution signed by all shareholders or by a vote of a majority or more of the shares represented at a shareholders’ meeting.

The CBCA contains provisions which require a “special resolution” for effecting certain corporate actions. Such a “special resolution” requires a majority of not less than two-thirds of the votes cast by shareholders entitled to vote rather than a simple majority for passage. The principal corporate actions that require a “special resolution” include:

a. Continuing the Company under the laws of another jurisdiction;
b. Approving certain transactions or contracts in which directors or officers of the Company are interested;
c. Disposing of all or substantially all of the Company’s property;
d. Certain alterations of share capital;
e. Changing the Company’s name;
f. Altering any restrictions on the business that the Company may carry on; and
g. Amalgamating the Company with another company.

There are no restrictions on the repurchase or redemption of common shares of the Company while there is any arrearage in the payment of dividends or sinking fund installments.

The Company’s common shares began trading on the Toronto Stock Exchange in Toronto, Ontario, Canada on Sept. 14, 1987. The current stock symbol is “CRJ”. The CUSIP number is #182873109.

NATURE OF TRADING MARKET

The Company’s common shares are issued in registered form and the following information is taken from the records of Valiant Trust Company. Valiant Trust Company is located at 550 Sixth Avenue S.W., Suite 510, Calgary, Alberta T2P 0S2.

On 04/01/02, the shareholders’ list for the Company’s common shares showed 643 registered shareholders and 43,356,784 shares issued and outstanding.

The Company has researched the indirect holding by depository institutions and estimates that there are 1,000 holders of record in Canada and 156 holders of record resident in the United States. The U.S. shareholders hold 2,260,986 shares or 5% of the total shares issued and outstanding.

Based on this research and other research into the indirect holdings of other financial institutions, the Company believes that it has in excess of 1,000 beneficial owners of its common shares.

The Company’s common shares are not registered to trade in the United States in the form of American Depository Receipts (ADR’s) or similar certificates.

The Company has not declared any dividends on its common shares for the last five years and does not anticipate that it will do so in the foreseeable future. The present policy of the Company is to retain future earnings for use in its operations and the expansion of its business.

Table No. 10 lists the volume of trading and high, low and closing sales prices on the Toronto Stock Exchange for the Company’s common shares for the last twelve fiscal quarters. Table No. 10 also sets forth the price ranges for the twelve most recent months and each of the last six full financial years.

Table No. 10 Toronto Stock Exchange Common Shares Trading Activity

- Sales - Canadian Dollars

Period	High	Low	Close

March, 2003	$1.64	$1.19	$1.41
February, 2003	$1.42	$1.35	$1.35
January, 2003	$1.69	$1.58	$1.68
December, 2002	$1.51	$1.46	$1.48
November, 2002	$0.96	$0.92	$.093
October, 2002	$1.12	$1.05	$1.08
September, 2002	$1.70	$1.20	$1.22
August, 2002	$1.73	$1.18	$1.64
July, 2002	$2.45	$1.12	$1.30
June, 2002	$2.24	$1.45	$2.13
May, 2002	$1.86	$1.41	$1.75
April, 2002	$1.67	$1.03	$1.56

Fiscal Year Ended 12/31/02	$2.45	$0.54	$1.48
Fiscal Year Ended 12/31/01	$0.88	$0.47	$0.54
Fiscal Year Ended 12/31/00	$1.00	$0.42	$0.54
Fiscal Year Ended 12/31/99	$2.40	$0.85	$0.90
Fiscal Year Ended 12/31/98	$3.00	$1.10	$1.45
Fiscal Year Ended 12/31/97	$3.00	$1.61	$1.99

Quarter Ended 12/31/2002	$1.59	$0.90	$1.48	3,835,783	60,885
Quarter Ended 9/30/2002	$2.45	$1.12	$1.22	11,061,696	175,582
Quarter Ended 6/30/2002	$2.24	$1.03	$2.13	17,793,592	278,025
Quarter Ended 3/31/2002	$1.03	$0.54	$0.98	10,273,488	165,701

Quarter Ended 12/31/2001	$0.58	$0.47	$0.54	4,204,858	68,932
Quarter Ended 9/30/2001	$0.70	$0.51	$0.58	2,313,494	39,212
Quarter Ended 6/30/2001	$0.83	$0.56	$0.65	7,137,462	113,293
Quarter Ended 3/31/2001	$0.88	$0.50	$0.72	3,673,427	57,397

Quarter Ended 12/31/2000	$0.60	$0.42	$0.52	3,159,348	50,957
Quarter Ended 9/30/2000	$0.65	$0.51	$0.55	2,999,283	48,375
Quarter Ended 6/30/2000	$0.82	$0.58	$0.61	2,356,854	38,014
Quarter Ended 3/31/2000	$1.00	$0.55	$0.80	5,340,992	83,453

Debt Securities to be Registered. Not applicable.
American Depository Receipts. Not applicable.
Other Securities to be Registered. Not applicable

LEGAL PROCEEDINGS

The Company knows of no material, active or pending, legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation.

The Company knows of no active or pending proceedings against anyone that might materially adversely affect an interest of the Company.

Item 10. Additional Information

The Company has, in part, financed its operations through the issuance of common shares through private placement, the exercise of warrants issued in the private placements, and the exercise of stock options. The changes in the Company’s share capital during the last 4 fiscal years are as follows:

During Fiscal 1999 the Company issued a total of 7,791,397 common shares. 103,454 were issued pursuant to the Company’s Employee Stock Purchase Plan; 364,000 common shares were issued pursuant to the exercise of employee share purchase options; 49,852 common shares were issued pursuant to the Madsen Gold Corp. acquisition of the remaining 4% interest the Company did not already own; 10,000 shares were issued in payment for the Company obtaining certain mineral property rights; 1,000,000 flow-through shares were issued at a price of $2.90 for proceeds of $2,900,000; an additional 909,091 flow-through shares were issued at a price of $1.65 for proceeds of $1,500,000; 5,350,000 common shares were issued pursuant to a public offering; and, 5,000 common shares were issued pursuant to employee awards at an attributed value of $7,000.

During Fiscal 2000 the Company issued a total of 1,874,153 common shares. 245,567 of these shares were issued pursuant to the Company’s Employee Stock Purchase Plan as described elsewhere in this document; 628,586 were issued as payment for the purchase of a 1.35% NSR from Metal Royalties Corporation at a deemed price of $1,100,025; and, 1,000,000 common shares were issued pursuant to an option agreement with Placer Dome who purchased the shares for $0.75 per share.

During Fiscal 2001 the Company issued a total of 2,828,987 shares. 328,987 of these shares were issued pursuant to the Company’s Employee Stock Purchase Plan as described elsewhere in this document and 2,500,000 flow-through shares were issued.

In April 2002, the Company completed the Private Placement of 5,000,000 units at a price of $1.00 per unit for gross proceeds of $5,000,000. Each unit consists of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to acquire one common share at an exercise price of $1.25 until April 23, 2003. The Company intends to use the proceeds for general corporate purposes. Concurrent with the offering, the Company issued the underwriters 63,463 common share purchase warrants in consideration for services provided in connection with the offering. The exercise terms of the underwriter warrants are the same as the warrants issued with the units in the underwriting.

On November 25, 2002, the Company entered into a flow-through share agreement for the issue of 1,000,000 common shares at a price of $1.50 per share for proceeds of $1,500,000. The Company must expend $1,500,000 in qualifying Canadian Exploration Expenses as defined in the Income Tax Act (Canada) prior to December 31, 2003.

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

There has been no changes in voting rights attached to the common shares in the last 3 years.

Stock Options

Stock Options to purchase securities from Registrant can be granted to Directors and Employees of the Company on terms and conditions acceptable to the regulatory authorities in Canada, notably the Toronto Stock Exchange and the Ontario Securities Commission.

Stock options for up to 10% of the number of issued and outstanding common shares may be granted from time to time, provided that stock options in favor of any one individual may not exceed 5% of the issued and outstanding common shares. No stock option granted under the stock option program is transferable by the optionee other than by will or the laws of descent and distribution, and each stock option is exercisable during the lifetime of the optionee only by such optionee.

The exercise prices for stock options are determined in accordance with Toronto Stock Exchange guidelines and reflect the closing price of the Registrant’s common shares immediately preceding the day on which the Directors grant the stock options and the maximum term of each stock option does not exceed ten years.

The names and titles of the Directors/Executive Officers of the Registrant to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in Table No. 12 as of 03/31/2003, as well as the number of options granted to Directors and all employees as a group.

Table No. 12 Stock Options Outstanding

Name	Number of Shares of Common Stock	CDN$ Exer. Price	Expiration Date

W.R. MacNeil, Chairman	200,000 289,000 111,000	$0.53 $1.30 $0.53	12/27/11 06/22/09 07/31/10

A.E. Hillier, CEO, CFO and Director	200,000 200,000 200,000	$0.53 $1.32 $1.30	12/27/11 12/15/08 07/26/09

A. Neil McMillan, President and Director	200,000 150,000 50,000 200,000	$0.53 $1.85 $1.32 $1.30	12/27/11 08/04/07 12/15/08 07/26/09

Raymond G. Gagnon, COO	10,000 10,000 30,000 200,000	$0.53 $1.32 $1.71 $0.90	12/27/11 12/15/08 05/21/12 11/29/12

Philip E. Olson, Vice President Exploration	50,000 50,000	$0.53 $2.65	12/27/11 12/03/06

Jon R. MacNeill, Director	50,000 20,000	$3.05 $1.32	04/23/06 12/15/08

Ronald G. Walker, Director	20,000 5,000	$1.32 $0.90	12/15/08 11/29/12

Val Michasiw Secretary/Treasurer	20,000 25,000 25,000 10,000	$0.53 $1.32 $0.53 $0.90	12/27/11 12/15/08 07/31/10 11/29/12

Other Employees	50,000 40,000 10,000	$1.80 $0.53 $0.90	01/05/08 12/27/11 11/29/12

Total Officers and Directors (8 persons)	2,325,000
Total Other Employees	100,000

Total Officers/Directors/Employees	2,425,000

Memorandum and Articles of Association

The objects and purposes of the Company are as follows:

(a)	to prospect and explore for mines and minerals and to carry on the business of mining in all its branches; to purchase, hold, lease, acquire and sell mines, minerals and mining and other rights, easements and privileges; to mine, quarry, get, work, mill and prepare for sale by any process all or any minerals or metallic products and ores; to manufacture products and by-products therefrom; to smelt such ores and other metallic substances; and to trade in the products of such mines and manufacture; (ii) to carry on all the operations by which the soil, earth, rocks and stones may, for the purposes of extracting any minerals whatsoever, be mined, dug, raised, washed, cradled, smelted, refined, crushed or treated in any manner; to render such minerals merchantable by any means whatsoever, and to sell or otherwise dispose thereof;
(b)	to acquire, own, lease, prospect for, open, explore, survey, develop., work, improve, maintain, and manage either for its own account or others, mines, petroleum and natural gas wells, permits, concessions, reservations and lands believed to contain or to be capable of containing and producing minerals, petroleum and natural gas, and, either for its own account or for others, to drill for, search for, get, pump, assay, refine, distill, analyze, manufacture, treat and prepare for market, store, transport, sell, buy, exchange and otherwise deal in minerals, petroleum and natural gas and components and by-products thereof;
(c)	to take, acquire and hold as consideration for ores, metals or minerals, including oil and gas, sold or otherwise disposed of or for goods supplied or for work done by contract or otherwise, shares, debentures or other securities of or in any other company and to sell and otherwise dispose of the same.

A director’s power to vote on a proposal, arrangement or contract in which the director is materially interested and the director’s power, in the absence of an independent quorum to vote compensation to themselves or any members of their body is stated in Section 4.18 of the Company By-Laws as follows:

CONFLICT OF INTEREST- A director or officer who is a party to, or who is a director or officer of or has a material interest in, any person who is a party to, a material contract or proposed material contract with the Corporation shall disclose the nature and extent of his interest at the time and in the manner provided by the Act. Any such contract or proposed contract shall be referred to the board or shareholders for approval even if such contract is one that in the ordinary course of the Corporation’s business would not require approval by the board or shareholders, and a director interested in a contract so referred to the board shall not vote on any resolution to approve the same except as provided by the Act.

There is no age limit requirement for director’s retirement.

Section 4.02 of the Company’s By-laws states the qualifications of a director:

QUALIFICATION- No person shall be qualified for election as a director if he is less than 18 years of age; if he is of unsound mind and has been so found by a court in Canada or elsewhere; if he is not an individual; or if he has the status of a bankrupt. A director need not be a shareholder. A majority of the directors shall be resident Canadians. At least two directors shall not be officers or employees of the Corporation or its affiliates.

SPECIAL RIGHTS, PRIVLEGES, RESTRICTIONS AND CONDITIONS ATTACHING TO EACH CLASS OF SHARES

The common shares of the Company are entitled to dividends pro rata and when declared by the Board of Directors, to one vote per share at meetings of the shareholders of the Company and, upon dissolution, or any other distribution of assets, to receive pro rata such assets of the Corporation as are distributable to the holders of the common shares.

The first preferred shares are issuable in series and rank ahead of the second preferred shares and the common shares in respect of dividend payments, dissolution or any other distribution of assets. The other rights, privileges, restrictions and conditions attaching to each series of the first preferred shares are fixed by the Directors of the Company at the time of creation of such series.

The second preferred shares are issuable in series and rank ahead of the common shares in respect of dividend payments, dissolution or any other distribution of assets. The other rights, privileges, restrictions and conditions attached to each series of the second preferred shares are fixed by the Directors of the Company at the time of creation of such series.

There are no restrictions on any share transfers contained in the Company’s articles.

Shareholders have no specified rights to share in the profits of the Company and there are no sinking fund provisions or shareholder liability to further capital calls by the Company.

There are no provisions discriminating against any existing or prospective holder of securities as a result of such shareholder owning a substantial number of shares.

The rights of holders of the Company’s shares can only be altered by a special resolution of the shareholders.

Rules pertaining to annual general meetings and extraordinary general meetings of shareholders are described in Section Ten of the Company’s By-Laws, as well as in the Act. These rules are summarized as follows:

The annual meeting of shareholders shall be held at such time in each year at such place as the board, the chairman of the board, the managing director or the president may from time to time determine, for the purpose of considering the financial statements and reports required by the Act to be placed before the annual meeting, electing directors if required, appointing auditors if required and transacting such other business as may properly be brought before the meeting.

Meetings of the shareholders shall be held at the registered office of the Company or elsewhere in the municipality in which the registered office is situated or, if the board shall so determine, at some other place in Canada or, if all the shareholders entitled to vote at the meeting so agree, at some place outside Canada.

The board, the chairman of the board or the president shall have power to call a special meeting of the shareholders at any time.

There are no limitations on the rights to own securities.

There are no provisions of the Company’s articles or bylaws that would have an effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company.

Material Contracts

The Company considers the following as material contracts, which have been entered into by the Company which are currently in effect:

1. Currie Rose Agreement
2. Placer Dome Agreement
3. Amisk Lake Option Agreement
4. Seabee Surface Lease Agreement
5. Underwriting Agreement with Canaccord Capital

EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

Except as discussed in ITEM #9, the Company is not aware of any Canadian federal or provincial laws, decrees, or regulations that restrict the export or import of capital, including foreign exchange controls, or that affect the remittance of dividends, interest or other payments to non-Canadian holders of the common shares. There are no limitations on the right of non-Canadian owners to hold or vote the common shares imposed by Canadian federal or provincial law or by the charter or other constituent documents of the Company.

The Investment Canada Act (the “IC Act”) governs acquisitions of Canadian business by a non-Canadian person or entity. The IC Act requires a non-Canadian (as defined in the IC Act) making an investment to acquire control of a Canadian business, the gross assets of which exceed certain defined threshold levels, to file an application for review with the Investment Review Division of Industry Canada. The IC Act provides, among other things, for a review of an investment in the event of acquisition of “control” in certain Canadian businesses in the following circumstances:

1. If the investor is a non-Canadian and is a national of a country belonging to the North American Free Trade Agreement (“NAFTA”) and/or the World Trade Organization (“WTO”) (“NAFTA or WTO National”), any direct acquisition having an asset value exceeding $179,000,000 is reviewable. This amount is subject to an annual adjustment on the basis of a prescribed formula in the IC Act to reflect inflation and real growth within Canada. This threshold level does not apply in certain sections of Canadian industry, such as uranium, financial services (except insurance), transportation services and cultural services (i.e. the publication, distribution or sale of books, magazines, periodicals (other than printing or typesetting businesses), music in print or machine readable form, radio, television, cable and satellite services; the publication, distribution, sale or exhibition of film or video recordings on audio or video music recordings), to which lower thresholds as prescribed in the IC Act are applicable.

2. If the investor is a non-Canadian and is not a NAFTA or WTO National, any direct acquisition having an asset value exceeding $5,000,000 and any indirect acquisition having an asset value exceeding $50,000,000 is reviewable.

3. If the investor is a non-Canadian and is NAFTA or WTO National, an indirect acquisition of control is reviewable if the value of the assets of the business located in Canada represents more than 50% of the asset value of the transaction or the business is involved in uranium, financial services, transportation services or cultural services (as set forth above).

Finally, certain transactions prescribed in the IC Act are exempted from review altogether.

In the context of the Company, in essence, three methods of acquiring control of a Canadian business are regulated by the IC Act: (i) the acquisition of all or substantially all of the assets used in carrying on business in Canada; (ii) the acquisition, directly or indirectly, of voting shares of a Canadian corporation carrying on business in Canada; or (iii) the acquisition of voting shares of an entity which controls, directly or indirectly, another entity carrying on business in Canada.

An acquisition of a majority of the voting shares of a Canadian entity, including a corporation, is deemed to be an acquisition of control under the IC Act. However, under the IC Act, there is a rebuttable presumption that control is acquired if one-third of the voting shares of a Canadian corporation or an equivalent undivided interest in the voting shares of such corporation are held by a non-Canadian person or entity. An acquisition of less than one-third of the voting shares of a Canadian corporation is deemed not to be an acquisition of control. An acquisition of less than a majority, but one-third or more, of the voting shares of a Canadian corporation is presumed to be an acquisition of control unless it can be established that, on the acquisition, the Canadian corporation is not, in fact, controlled by the acquirer through the ownership of voting shares. For partnerships, trusts, joint ventures or other unincorporated Canadian entities, an acquisition of less than a majority of the voting interests is deemed not to be an acquisition of control.

In addition, if a Canadian corporation is controlled by a non-Canadian, the acquisition of control of any other Canadian corporation by such corporation may be subject to the prior approval of the Investment Review Division, unless it can be established that the Canadian corporation is not in fact controlled by the acquirer through the ownership of voting shares.

Where an investment is reviewable under the IC Act, the investment may not be implemented unless it is likely to be of net benefit to Canada. If an applicant is unable to satisfy the Minister responsible for Industry Canada that the investment is likely to be of net benefit to Canada, the applicant may not proceed with the investment. Alternatively, an acquirer may be required to divest control of the Canadian business that is the subject of the investment.

In addition to the foregoing, the IC Act provides for formal notification under the IC Act of all other acquisitions of control by Canadian businesses by non-Canadian investors. The notification process consists of filing a notification within 30 days following the implementation of an investment, which notification is for information, as opposed to review, purposes.

TAXATION

The following summary of the material Canadian federal income tax consequences generally applicable in respect of the common stock reflects the Company’s opinion. The tax consequences to any particular holder of common stock will vary according to the status of that holder as an individual, trust, corporation or member of a partnership, the jurisdiction in which that holder is subject to taxation, the place where that holder is resident and, generally, according to that holder’s particular circumstances. This summary is applicable only to holders who are resident in the United States, have never been resident in Canada, deal at arm’s length with the Company, hold their common stock as capital property and who will not use or hold the common stock in carrying on business in Canada. Special rules, which are not discussed in this summary, may apply to a United States holder that is an issuer that carries on business in Canada and elsewhere.

This summary is based upon the provisions of the Income Tax Act of Canada and the regulations thereunder (collectively, the “Tax Act” or “ITA”)and the Canada-United States Tax Convention (the “Tax Convention”) as at the date of the Registration Statement and the current administrative practices of Canada Customs and Revenue Agency. This summary does not take into account provincial income tax consequences.

Management urges each holder to consult his own tax advisor with respect to the income tax consequences applicable to him in his own particular circumstances.

CANADIAN INCOME TAX CONSEQUENCES

Disposition of Common Stock.

The summary below is restricted to the case of a holder (a “Holder”) of one or more common shares (“Common Shares”) who for the purposes of the Tax Act is a non-resident of Canada, holds his Common Shares as capital property and deals at arm’s length with the Company.

Dividends

A Holder will be subject to Canadian withholding tax (“Part XIII Tax”) equal to 25%, or such lower rates as may be available under an applicable tax treaty, of the gross amount of any dividend paid or deemed to be paid on his Common Shares. Under the Tax Convention, the rate of Part XIII Tax applicable to a dividend on Common Shares paid to a Holder who is a resident of the United States is, if the Holder is a company that beneficially owns at least 10% of the voting stock of the Company, 5% and, in any other case, 15% of the gross amount of the dividend. The Company will be required to withhold the applicable amount of Part XIII Tax from each dividend so paid and remit the withheld amount directly to the Receiver General for Canada for the account of the Holder.

Disposition of Common Shares

A Holder who disposes of Common Shares, including by deemed disposition on death, will not be subject to Canadian tax on any capital gain thereby realized unless the common Share constituted “taxable Canadian property” as defined by the Tax Act. Generally, a common share of a public corporation will not constitute taxable Canadian property of a Holder unless he held the common share as capital property used by him carrying on a business in Canada, or he or persons with whom he did not deal at arm’s length alone or together held or held options to acquire, at any time within the

60 months preceding the disposition, 25% or more of the issued shares of any class of the capital stock of the Company.

A Holder who is a resident of the United States and realizes a capital gain on disposition of Common Shares that was taxable Canadian property will nevertheless, by virtue of the Treaty, generally be exempt from Canadian tax thereon unless (a) more than 50% of the value of the Common Shares is derived from, or from an interest in, Canadian real estate, including Canadian mineral resources properties, (b) the Common Shares formed part of the business property of a permanent establishment that the Holder has or had in Canada within the 12 months preceding disposition, or (c) the Holder (i) was a resident of Canada at any time within the ten years immediately preceding the disposition, and for a total of 120 months during any period of 20 consecutive years, preceding the disposition, and (ii) owned the Common Shares when he ceased to be resident in Canada.

A Holder who is subject to Canadian tax in respect of a capital gain realized on disposition of Common Shares must include one half of the capital gain (“taxable capital gain”) in computing his taxable income earned in Canada. The Holder may, subject to certain limitations, deduct one half of any capital loss (“allowable capital loss”) arising on disposition of taxable Canadian property from taxable capital gains realized in the year of disposition in respect to taxable Canadian property and, to the extent not so deductible, from such taxable capital gains of any of the three preceding years or any subsequent year.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following is a discussion of material United States Federal income tax consequences, under the law, generally applicable to a U.S. Holder (as defined below) of common shares of the Company. This discussion does not cover any state, local or foreign tax consequences.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (“the Code”), Treasury Regulations, published Internal Revenue Service (“IRS) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possible on a retroactive basis, at any time. In addition, the discussion does not consider the potential effects, both adverse and beneficial, or recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. The discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of common shares of the Company and no opinion or representation with respect to the U.S. federal income tax consequences to any such holder or prospective holder is made. Management urges holders and prospective holders of common shares of the Company to consult their own tax advisors about the federal, state, local, and foreign tax consequences of purchasing, owning and disposing of common shares of the Company.

U.S. Holders

As used herein, a (“U.S. Holder”) includes a holder of common shares of the Company who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, an estate whose income is taxable in the United States irrespective of source or a trust subject to the primary supervision of a court within the United States and control of a United States fiduciary as described in Section 7701(a)(30) of the Code. This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to special provisions of Federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a “functional currency” other than the U.S. dollar, shareholders who hold common shares as part of a straddle, hedging or conversion transaction, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to U.S. Holders who own common shares as capital assets. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares.

Distribution on Common Shares of the Company

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Company are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s United States Federal Income tax liability or, alternatively, individuals may be deducted in computing the U.S. Holder’s United States Federal taxable income by those individuals who itemize deductions. (See more detailed discussion at “Foreign Tax Credit” below). To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Dividend income will be taxed at marginal tax rates applicable to ordinary income while preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally any gain or loss recognized upon a subsequent sale of other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss.

Dividends paid on the common shares of the Company will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Company (unless the Company qualifies as a “foreign personal holding company” or a “passive foreign investment company”, as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Company. The availability of this deduction is subject to several complex limitations which are beyond the scope of this discussion.

Under current Treasury Regulations, dividends paid on the Company’s common shares, if any, generally will not be subject to information reporting and generally will not be subject to U.S. backup withholding tax. However, dividends and the proceeds from a sale of the Company’s common shares paid in the U.S. through a U.S. or U.S. related paying agent (including a broker) will be subject to U.S. information reporting requirements and may also be subject to the 31% U.S. backup withholding tax, unless the paying agent is furnished with a duly completed and signed Form W-9. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

Foreign Tax Credit

For individuals whose entire income from sources outside the United States consists of qualified passive income, the total amount of creditable foreign taxes paid or accrued during the taxable year does not exceed $300 ($600 in the case of a joint return) and an election is made under section 904(j), the limitation on credit does not apply.

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. This election is made on a year-by-year basis and applies to all foreign income taxes (or taxes in lieu of income tax) paid by (or withheld from) the U.S. Holder during the year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign source income bears to his/her or its worldwide taxable income in the determination of the application of this limitation. The various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as “passive income”, “high withholding tax interest”, “financial services income”, “shipping income”, and certain other classifications of income. Dividends distributed by the Company will generally constitute “passive income” or, in the case of certain U.S. Holders, “financial services income” for these purposes. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and management urges holders and prospective holders of common shares of the Company to consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares of the Company

A U.S. Holder will recognize gain or loss upon the sale of common shares of the Company equal to the difference, if any, between (I) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the common shares of the Company. Preferential tax rates apply to long-term capital gains of U.S. Holders, which are individuals, estates or trusts. This gain or loss will be capital gain or loss if the common shares are capital assets in the hands of the U.S. Holder, which will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders, which are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted, but individuals may not carry back capital losses. For U.S. Holders, which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

In the following circumstances, the above sections of the discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of common shares of the Company.

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of the Company’s outstanding shares is owned, actually or constructively, by five or fewer individuals who are citizens or residents of the United States and 60% (50% after the first tax year) or more of the Company’s gross income for such year was derived from certain passive sources (e.g. from interest income received from its subsidiaries), the Company would be treated as a “foreign personal holding company.” In that event, U.S. Holders that hold common shares of the Company would be required to include in gross income for such year their allocable portions of such passive income to the extent the Company does not actually distribute such income.

The Company does not believe that it currently has the status of a “foreign personal holding company”. However, there can be no assurance that the Company will not be considered a foreign personal holding company for the current or any future taxable year.

Foreign Investment Company

If 50% or more of the combined voting power or total value of the Company’s outstanding shares are held, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31), and the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Company might be treated as a “foreign investment company” as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares of the Company to be treated as ordinary income rather than capital gains.

Passive Foreign Investment Company

As a foreign corporation with U.S. Holders, the Company could potentially be treated as a passive foreign investment company (“PFIC”), as defined in Section 1297 of the Code, depending upon the percentage of the Company’s income which is passive, or the percentage of the Company’s assets which is held for the purpose of producing passive income.

Certain United States income tax legislation contains rules governing PFICs, which can have significant tax effects on U.S. shareholders of foreign corporations. These rules do not apply to non-U.S. shareholders. Section 1297 (a) of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (I) 75% or more of its gross income is “passive income”, which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the company is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more. The taxation of a US shareholder who owns stock in a PFIC is extremely complex and is therefore beyond the scope of this discussion. Management urges US persons to consult with their own tax advisors with regards to the impact of these rules.

Controlled Foreign Corporation

A Controlled Foreign Corporation (CFC) is a foreign corporation more than 50% of whose stock by vote or value is, on any day in the corporation’s tax year, owned (directly or indirectly) by U.S. Shareholders. If more than 50% of the voting power of all classes of stock entitled to vote is owned, actually or constructively, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of whom own actually or constructively 10% or more of the total combined voting power of all classes of stock of the Company could be treated as a “controlled foreign corporation” under Subpart F of the Code. This classification would affect many complex results, one of which is the inclusion of certain income of a CFC, which is subject to current U.S. tax. The United States generally taxes United States Shareholders of a CFC currently on their pro rata shares of the Subpart F income of the CFC. Such United States Shareholders are generally treated as having received a current distribution out of the CFC’s Subpart F income and are also subject to current U.S. tax on their pro rata shares of the CFC’s earnings invested in U.S. property. The foreign tax credit described above may reduce the U.S. tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of common shares of the Corporation which is or was a United States Shareholder at any time during the five-year period ending with the sale or exchange is treated as ordinary income to the extent of earnings and profits of the Company (accumulated in corporate tax years beginning after 1962, but only while the shares were held and while the Company was “controlled”) attributable to the shares sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to the United States Shareholders of the CFC. This rule generally will be effective for taxable years of United States Shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of United States Shareholders. The PFIC provisions continue to apply in the case of PFIC that is also a CFC with respect to the U.S. Holders that are less than 10% shareholders. Because of the complexity of Subpart F, a more detailed review of these rules is outside of the scope of this discussion.

The amount of any backup withholding will not constitute additional tax and will be allowed as a credit against the U.S. Holder’s federal income tax liability.

Filing of Information Returns. Under a number of circumstances, United States Investor acquiring shares of the Company may be required to file an information return with the Internal Revenue Service Center where they are required to file their tax returns with a duplicate copy to the Internal Revenue Service Center, Philadelphia, PA 19255. In particular, any United States Investor who becomes the owner, directly or indirectly, of 10% or more of the shares of the Company will be required to file such a return. Other filing requirements may apply, and management urges United States Investors to consult their own tax advisors concerning these requirements.

Item 11. Disclosures about Market Risk

Derivative Instruments and Hedging Activities
The Company will, from time to time, use financial instruments to hedge their exposure to commodity and currency markets.

As at December 31, 2001, Claude had outstanding forward gold contracts related to 2002 production of 2,250 ounces at an average price of US $292 per ounce. There was a market value gain inherent in these contracts of US $34,000.

As at December 31, 2000, Claude had no outstanding gold derivative contacts.

As at December 31, 2001, Claude had outstanding foreign contracts to sell US $5.3 million at an average exchange rate of 1.5844 $CDN/$US. There was a market value loss inherent in these contracts of US $27,000.

As at December 31, 2000, Claude had no outstanding foreign currency derivative contracts.

Financial Risk

The principal financial risks of the Corporation are associated with commodity pricing, foreign exchange and credit lines. Claude has no long-term debt obligations. To provide maximum leverage for our shareholders with gold price movements, only minimal gold hedging is undertaken. The Company will not normally hedge gold beyond 25% of its annual production.

A somewhat more aggressive approach is taken in respect to hedging the CDN/US dollar exchange rate. The Company may hedge up to 40% of its revenue stream, as considered appropriate.

Claude estimates that a US $10 per ounce change in gold price will affect net earnings by approximately $.08 million ($0.02 per share), while a $0.01 change in the net earnings by approximately $0.4 million ($0.01 per share).

The Company has a $2.5 million line of credit available, which it utilizes to bridge working capital requirements. In addition, letters of credit are provided to regulatory authorities to fund future reclamation and decommission exposures.

Environmental

The Company monitors environmental issues on an ongoing basis. Because environmental laws and regulations are continually evolving, the Company is not able to predict the impact of future changes on its financial and operating position. Reasonable provision for future environmental cost has been made and is reflected in the financial statements.

Operational Risks

Operational risks that could interrupt or impact future production include supply obstacles, particularly those related to the annual re-supply of the Seabee mine by means of the winter ice road, physical asset damage or destruction, labor interruption, unexpected ground conditions and incorrect estimates of geology and mineral reserves.

To manage these risks, Claude carefully plans and designs mining activities, trains employees in safety and production methods, maintains adequate supply inventories and insurance and uses reputable consultants where appropriate, particularly as related to rock mechanics and reserve reviews. The Company’s employees are non-unionized and every effort is made to ensure that its labor relations are conducted in a professional manner.

Competitive Environment

The Company competes with other mining companies for exploration properties, joint venture agreements and for the acquisition of attractive gold companies. There is a risk that this competition could increase the difficulty of concluding a negotiation on terms that Claude considers acceptable.

Item 12. Description of Other Securities

Not Applicable

Part II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not Applicable

Item 14. Modifications of Rights of Securities Holders and Use of Proceeds

Not Applicable

Part III

Item 17. Financial Statements

The Company’s financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as disclosed in Note 17 to the 2001 audited financial statements.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Registration Statement. The audit report of KPMGLLP, independent Chartered Accountants, is included herein immediately preceding the financial statements and schedules.

Item 18. Financial Statements

The Company has elected to provide financial statements pursuant to ITEM #17.

Item 19. Exhibits

(A) Financial Statements:

Audited Financial Statements

Management’s Responsibilities for Financial Reporting

Auditor’s Report, dated March 1, 2002

Consolidated Balance Sheets at December 31, 2001 and 2000

Consolidated Statements of Earnings (Loss) for the years ended December 31, 2001, 2000 and 1999

Consolidated Statements of Cash Flows for the years ended December 31, 2001, 2000 and 1999

Consolidated Statements of Retained Earnings (Deficit) for the years ended December 31, 2001, 2000 and 1999

Notes to Consolidated Financial Statements

Unaudited Financial Statements[8]

Consolidated Balance Sheets at March 31, 2002 and March 31, 2001

Consolidated Statements of Loss for the three months ended March 31, 2002 and March 31, 2001

Consolidated Statements of Retained Earnings (Deficit) for the three months ended March 31, 2002 and March 31, 2001

Consolidated Statements of Cash Flows for the three months ended March 31, 2002 and March 31, 2001 Notes to Consolidated Financial Statements

(B)	Exhibits:

1.1	Certificate of Incorporation, Certificates of Name Change, Articles of Incorporation, Articles of Amalgamation and By-Laws

4.1	Currie Rose Agreement dated August 1, 1994 between Claude Resources Inc. and Currie Rose Resources Inc.

4.2	Madsen property Option Agreement dated December 15, 2000 between Claude Resources Inc. and Placer Dome (CLA) Ltd.

[8]	The Company has provided March 31, 2002 quarterly financial information pursuant to the requirements of Item 8.A.5 of Form 20-F. This item states that if, at the date of the document, the Company has published interim financial information that covers a more current period than those otherwise required by this standard, the more current financial interim financial information must be included in this document.

4.3	Amisk Lake Option Agreement dated October 1, 1995 between Claude Resources Inc. and Husky Oil Operations Ltd. and Cameco Gold Inc.

4.4	Seabee Surface Lease Agreement between Claude Resources Inc. and the Government of Saskatchewan dated July 5, 1990

4.5	Underwriting Agreement with Canaccord Capital dated April 23, 2002

10.1	Geological Consultants Consent

10.2	Oil and Gas Consultants Consent

10.3	Accountant’s Consent

99.1	Information Circular dated April 12, 2001

SIGNATURE

The Registrants hereby certify that they meet all of the requirements for filing on Form 20-F and that they have duly caused and authorized the undersigned to sign this Annual Report on their behalf.

CLAUDE RESOURCES INC.

(Registrant)

Dated: July 7, 2003	By:	/ s / Arnie E. Hillier Vice Chairman, CEO, CFO And Director

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

/s/ Arnie E. Hillier Vice Chairman, Chief Executive Officer and Chief Financial Officer Saskatoon, Canada March 1, 2002

AUDITORS’ REPORT

To the shareholders of Claude Resources Inc.:

We have audited the consolidated balance sheets of Claude Resources Inc. as at December 31, 2001 and 2000 and the consolidated statements of earnings (loss), retained earnings (deficit) and cash flows for each of the years in the three year period ended December 31, 2001. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

With respect to the consolidated financial statements for the years ended December 31, 2001 and 2000, we conducted our audits in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards. With respect to the consolidated financial statements for the year ended December 31, 1999, we conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2001 in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected results of operations for each of the years in the two year period ended December 31, 2001 and shareholders’ equity as at December 31, 2001 and 2000 to the extent summarized in Note 17 to the consolidated financial statements.

/s/ KPMG LLP Chartered Accountants Saskatoon, Canada March 1, 2002

CONSOLIDATED BALANCE SHEETS DECEMBER 31 (CANADIAN DOLLARS IN THOUSANDS)

	2001	2000
Assets
Current assets:
Cash	$ 1,899	$ 980
Short-term investments	657	-
Receivables	940	2,375
Inventories (Note 2)	4,646	4,118
Shrinkage stope platform costs (Note 3)	2,831	4,742
Prepaids	300	417

	11,273	12,632
Oil and gas properties (Note 4)	3,120	2,649
Mineral properties (Note 5)	13,834	15,008
Investments (Note 6)	684	684

	$ 28,911	$ 30,973

Liabilities and Shareholders’ Equity

Current liabilities:
Payables and accrued liabilities	$ 2,355	$ 4,201
Demand loan (Note 7)	438	-

	2,793	4,201
Future site reclamation costs (Note 8)	2,575	2,515
Shareholders’ equity:
Share capital (Note 9)	18,362	56,893
Retained earnings (deficit)	5,181	(32,636)

	23,543	24,257

Commitments and contingencies (Note 8 and 14)	$ 28,911	$ 30,973

See accompanying notes to consolidated financial statements.

On behalf of the Board:

/s/ William R. MacNeill Director	/s/ Jon R. MacNeill Director

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS) YEARS ENDED DECEMBER 31 (CANADIAN DOLLARS IN THOUSANDS)

	2001	2000	1999
Revenues:
Gold	$ 19,524	$ 24,166	$ 22,323
Oil and gas:
Gross revenue	9,024	9,300	6,423
Crown royalties	(2,672)	(2,516)	(1,181)
Alberta Royalty Tax Credit	619	584	779
Overriding royalties	(3,885)	(4,061)	(2,714)

Net oil and gas revenue	3,086	3,307	3,307

	22,610	27,473	25,630
Expenses:
Gold	15,817	16,432	15,516
Oil and gas	1,732	1,582	1,893
General and administrative	1,684	1,715	1,563
Interest and other (Note 10)	(30)	167	(183)
Provision for income taxes (Note 11)	26	32	141

	19,229	19,928	18,930

Earnings before the undernoted items	3,381	7,545	6,700
Depreciation, depletion and reclamation:
Gold	5,217	4,194	5,325
Oil and gas	347	467	419
Write-down of mineral properties	-	51,078	-
Provision for foreign currency fluctuations	-	529	(1,304)

Net earnings (loss)	$ (2,183)	$ (48,723)	$ 2,260

Net earnings (loss) per share (Note 12)
Basic and diluted	$(0.05)	$(1.25)	$0.07

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (DEFICIT) YEARS ENDED DECEMBER 31 (CANADIAN DOLLARS IN THOUSANDS)
	2001	2000	1999
Retained earnings (deficit), beginning of year	$ (32,636)	$ 16,087	$ 13,827
Reduction of stated capital (Note 9)	40,000	-	-
Net earnings (loss)	(2,183)	(48,723)	2,260

Retained earnings (deficit), end of year	$ 5,181	$ (32,636)	$ 16,087

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS YEARS ENDED DECEMBER 31 (CANADIAN DOLLARS IN THOUSANDS)

	2001	2000	1999
Cash provided from (used in):

Operations:
Net earnings (loss)	$ (2,183)	$ (48,723)	$ 2,260
Non cash items:
Depreciation, depletion and reclamation	5,564	4,661	5,744
Write-down of mineral properties	-	51,078	-
Provision for foreign currency fluctuations	-	529	(1,304)

	3,381	7,545	6,700
Net change in non-cash working capital:
Receivables	1,435	1,271	3,192
Inventories	(528)	494	(211)
Shrinkage stope platform costs	1,911	240	(833)
Prepaids	117	(99)	151
Payables and accrued liabilities	(1,846)	2,027	(2,516)
Obligations relating to foreign
currency fluctuations	-	(2,420)	(1,356)

	4,470	9,058	5,127
Investing:
Short-term investments	(657)	-	-
Mineral properties	(3,983)	(8,294)	(13,094)
Oil and gas properties	(818)	(523)	(156)
Increase in investments	-	(31)	-

	(5,458)	(8,848)	(13,250)
Financing:

Issue of common shares	1,469	897	7,897
Demand loan:
Proceeds	658	-	-
Repayment	(220)	-	-
Brokerage deposits	-	198	438

	1,907	1,095	8,335

Increase in cash position	919	1,305	212
Cash position, beginning of year	980	(325)	(537)

Cash position, end of year	$ 1,899	$ 980	$ (325)

Supplemental cash flow disclosure:

Interest paid	176	301	231
Income taxes paid	26	32	141

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31 CANADIAN DOLLARS IN THOUSANDS (EXCEPT PER SHARE AMOUNTS)

Operations:

The operations of the Company consist of the following:

SEABEE GOLD MINE

The Seabee gold mine, owned 100% by the Company, is located 125 kilometres northeast of La Ronge, Saskatchewan. Mining of the ore reserves commenced in November, 1991 with commercial production achieved in December, 1991.

OIL & GAS

The Company, through its wholly-owned subsidiary 574095 Alberta Ltd., has a participating interest in the Nipisi Gilwood No. 1 oilfield and the Edson Gas Unit No. 1 gas field and associated gas plant and gathering lines. Both areas are considered mature and are operated by others. The areas are also subject to an overriding royalty.

In the Gainsborough area of southeastern Saskatchewan, the Company owns a 75% working interest in six vertical producing oil wells, one water disposal well and a 33.75% working interest in five producing horizontal wells.

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

CASH

Cash and cash equivalents include cash and short-term investments which, on acquisition, have a term to maturity of three months or less. Cash position consists of cash and cash equivalents less bank indebtedness as it relates to an excess of outstanding cheques over cash on deposit.

SHORT-TERM INVESTMENTS

Short-term investment certificates are carried at the lower of cost and market value.

INVESTMENTS

Investments in shares of other companies are carried at cost or at cost less amounts written off to reflect an impairment in value that is other than a temporary decline.

INVENTORIES

Gold inventory, which includes gold bullion, gold contained in the milling circuit and stockpiled ore is valued at the lower of cost and net realizable value. Costs include labour, equipment costs and operating overhead. Material and supplies inventory is valued at the lower of cost and net realizable value.

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

MINERAL PROPERTIES

All costs related to the acquisition, exploration and development of mineral properties and the development of milling assets are capitalized. Development costs at our producing property include only those historical expenditures incurred to extend reserves by converting mineralized material to reserves or for further delineation of existing reserves. Interest on debt associated with the acquisition of mineral properties is capitalized until commencement of commercial production. There have been no interest costs capitalized to date. Amounts reflected for mineral properties not in commercial production represent costs incurred to date, net of write-downs and are not intended to reflect present or future values. The recoverability of the costs is dependent upon the discovery of economically recoverable ore reserves, the ability to obtain necessary financing to complete development and the development of future profitable production from the properties or realization of sufficient proceeds from the disposition of the properties.

Upon commencement of commercial production, the related historical accumulated costs are amortized against future income of the project using the unit of production method over estimated recoverable ore reserves. Estimated recoverable ore reserves include proven and probable mineral reserves. Costs which are not considered economically recoverable through mining operations, through sale of reserves, or are related to projects which are allowed to lapse, are expensed. Mining equipment is depreciated over its estimated useful life of three years on a straight line basis.

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

REVENUE RECOGNITION

Revenue from gold sales are recognized when the rights and obligations of ownership pass to the buyer. Settlement adjustments arising from final determination of metal weights and assays are reflected in sales when determined. Revenue associated with the sale of oil, ngls and gas represents the Company’s share of the sale value of production during the year (Entitlement Method). Revenue is recognized when the rights and obligations of ownership pass to the buyer.

FOREIGN CURRENCY TRANSLATIONS

Revenues and expense transactions denominated in foreign currencies are translated in Canadian dollars at the rate of exchange prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated in Canadian dollars at the rate of exhange in effect at the balance sheet date. Exchange gains and losses on these transactions are included in earnings.

HEDGING TRANSACTIONS

In order to protect against the impact of falling gold prices and foreign currency fluctuations, the Company may enter into spot deferred, forward sales contracts and option contracts which not only provide a minimum price for future production, but also allows the Company to take advantage of increases in gold prices and the US dollar. Gains or losses on hedge contracts are recognized as part of operations on designated production delivery dates.

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

STOCK BASED COMPENSATION PLANS

The Company has two stock based compensation plans which are described in Note 9. Under the share option plan, no compensation expense is recognized when stock options are issued to employees, officers or directors. Under the Employee Share Purchase Plan compensation expense is recognized for the value of the Company’s contribution to the plan. Under both plans any consideration paid by employees, officers or directors on exercise of stock options or purchase of stock is credited to share capital.

2. Inventories:

	2001	2000
Bullion in-circuit	$ 1,113	$ 345
Stockpiled ore	503	609
Materials and supplies	3,030	3,164

	$ 4,646	$ 4,118

Bullion in-circuit and stockpiled ore is composed of ore in various stages of the production cycle and is expected to be processed in the following 12 months. The processing of the stockpiled ore occurs in accordance with a mine plan based on the known mineral reserves and current mill capacity. The timing of processing of ore in stockpiles has not been significantly affected by historic prices of gold.

3. Shrinkage Stope Platform Costs:

	2001	2000
Stope platform costs	$ 2,831	$ 4,742

Shrinkage stope platform costs represent ore that is being used as a working stage, within the stope, to gain access to further ore. This ore is expected to be processed in the following 12 months. The processing of this broken ore occurs in acccordance with a mine plan based on the known mineral reserves and current mill capacity. The timing of processing of ore has not been significantly affected by historic prices of gold.

4. Oil & Gas Properties:

Details of the Company’s property, plant and equipment are as follows:

	Cost	Accumulated depreciation, depletion and write down	2001 Net	Cost	Accumulated depreciation, depletion and write down	2000 Net

Property acquisition and drilling costs	$ 2,481	$ 1,457	$ 1,024	$ 2,255	$ 1,371	$ 884
Gas plant and production equipment	5,078	2,982	2,096	4,503	2,738	1,765

	$ 7,559	$ 4,439	$ 3,120	$ 6,758	$ 4,109	$ 2,649

The Alberta oil and gas properties are subject to an overriding royalty. This obligation will cease when approximately $147,500,000 has been paid or when the properties cease to produce.

Amounts of the cumulative overriding royalty paid or accrued are as follows:

December 31, 2001	$ 106,593,000
December 31, 2000	$ 102,708,000

5. Mineral Properties:

Details of the Company’s property, plant and equipment are as follows:

	Cost	Accumulated depreciation, depletion and write down	2001 Net	Cost	Accumulated depreciation, depletion and write down	2000 Net

Property acquisition and mine development costs	$ 59,103	$ 52,278	$ 6,825	$ 56,641	$ 50,011	$ 6,630
Buildings, plant and equipment	37,831	30,907	6,924	36,423	28,045	8,378
Exploration properties	4,723	4,638	85	4,610	4,610	-

	$ 101,657	$ 87,823	$ 13,834	$ 97,674	$ 82,666	$ 15,008

On December 15, 2000, Claude entered into an option agreement with Placer Dome (CLA) Limited (“Placer”) in respect of the Madsen gold exploration property.

This option agreement entitles Placer to earn a 55% working interest in the Madsen property by expending $8.2 million over three years and delivering to Claude a bankable feasibility study by the end of the fifth year. Placer may abandon the option at any time after spending $1.2 million.

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

6. Investments:

	2001	2000
Investments, at cost	$ 684	$ 684

At December 31, 2001, the quoted market value of the investments was $.7 million (2000 — $1.2 million).

7. Demand Loan:

The demand loan bears interest at prime, is repayable in monthly principal payments of $27,406 plus interest, and matures on May 15, 2002. The loan is secured by a general security agreement covering all assets of the Company, excluding oil and gas assets in Alberta.

The Company has a $2,500,000 operating line of credit which bears interest at prime plus 1.5%. These funds are available for general corporate purposes. At December 31, 2001, the unused portion of the bank line was $2.2 million.

8. Future Site Reclamation Costs:

The Company has accrued estimated future site reclamation costs for the following properties:

	2001	2000
Seabee	$ 918	$ 858
Madsen	657	657
Tartan Lake	1,000	1,000

	$ 2,575	$ 2,515

Potential changes in regulatory requirements as well as the continuing process of evaluating reclamation alternatives result in an element of uncertainty in estimating these amounts.

As required by regulatory authorities, the Company has provided letters of credit as security for reclamation related to the Madsen property in the amount of $657,736.

The Company estimates total future reclamation costs on its mining properties to be $2,800,000.

9. Share Capital:

AUTHORIZED

The authorized share capital of the Company consists of unlimited common shares and two classes of unlimited preferred shares issuable in series.

The common shares of Claude are entitled to dividends pro rated and when declared by the Board of Directors, to one vote per share at meetings of the shareholders of Claude and, upon dissolution or any other distribution of assets, to receive pro rated such assets of the Corporation as are distributable to the holders of the common shares.

The first preferred shares are issuable in series and rank ahead of the second preferred shares and the common shares in respect of dividend payment, dissolution or any other distribution of assets. The other rights, privileges, restrictions and conditions attaching to each series of the first preferred shares are fixed by the Directors of Claude at the time of creation of such series.

The second preferred shares are issuable in series and rank ahead of the common shares in respect of dividend payment, dissolution or any other distribution of assets. The other rights, privileges, restrictions and conditions attached to each series of the second preferred shares are fixed by the Directors of Claude at the time of creation of such series.

ISSUED AND OUTSTANDING COMMON SHARES

	2001		2000		1999
	Number	Amount	Number	Amount	Number	Amount

Beginning of year	40,224,866	$ 56,893	38,350,713	$ 55,996	30,559,316	$ 46,982
ESPP (a)	328,987	176	245,567	211	103,454	143
Exercise of stock options (b)	-	-	-	-	364,000	436
Madsen Gold Corp. acquisition (c)	-	-	-	-	49,852	124
Issued for mineral properties (d)	-	-	-	-	10,000	18
Flow-through shares (e)	-	-	-	-	1,000,000	-
Issue costs	-	-	-	-	-	(33)
Flow-through shares (f)	-	-	-	-	909,091	-
Issue costs	-	-	-	-	-	(18)
Public offering (g)	-	-	-	-	5,350,000	8,025
Issue costs	-	-	-	-	-	(758)
Purchase of royalty interest (h)	-	-	628,586	-	-	1,100
Issue costs	-	-	-	-	-	(30)
Employee awards (i)	-	-	-	-	5,000	7
Option agreement (j)	-	-	1,000,000	750	-	-
Issue costs	-	-	-	(64)	-	-
Reduction in stated capital (k)	-	(40,000)	-	-	-	-
Flow-through shares (l)	2,500,000	1,375	-	-	-	-
Issue costs	-	(82)	-	-	-	-

End of year	43,053,853	$ 18,362	40,224,866	$ 56,893	38,350,713	$ 55,996

(a) EMPLOYEE SHARE PURCHASE PLAN (“ESPP”)

The ESPP was established to encourage employees to purchase Company common shares. Under the plan, eligible employees may contribute up to 5% of their basic annual salary and the Company shall contribute common shares in an amount equal to 50% of the employee’s contribution. Shares of the Company are issued to employees based on a weighted average market price over a specific period. During 2001, the Company issued 328,987 common shares (2000-245,567; 1999-103,454) for $176,000 (2000-$211,000; 1999-$143,000) pursuant to this plan. The Company has reserved for issuance 1,250,000 common shares pursuant to this plan of which 768,289 shares have been issued.

(b) SHARE OPTION PLAN

The Company has established a share option plan under which options may be granted to directors, officers and key employees to purchase up to an aggregate of 3,500,000 common shares. Options granted have an exercise price of not less than the market price of the common shares on the stock exchange on which the shares are traded. Options granted expire 10 years from the date of the grant of the option.

For options outstanding at December 31, 2001 and 2000 weighted average exercise prices are as follows:

	2001 Options	Average Price	2000 Options	Average Price

Beginning of year	1,600,000	$ 1.35	1,624,000	$ 1.47
Options granted	760,000.53		236,000.56
Options exercised	-	-	-	-
Options cancelled	(100,000)	.60	-	-
Options expired	-	-	(260,000)	1.35

End of year	2,260,000	$ 1.11	1,600,000	$ 1.35

Exercisable	2,250,000	$ 1.11	1,530,000	$ 1.37

For options outstanding at December 31, 2001 the range of exercise prices, the weighted average exercise price and the weighted average remaining contractual life are as follows:

Options Price Per Share	Number	Weighted Average Exercise Price	Weighted Average Remaining Life

$0.53-$1.06	946,000	0.56	9.68 years
$1.30-$3.05	1,314,000	1.50	6.93 years

	2,260,000	$ 1.11	8.08 years

(c) MADSEN GOLD CORP. ACQUISITION

During 1999, 49,852 common shares with an attributed value of $2.48 per share were issued as partial payment of share issue costs with respect to the 1998 Madsen Gold Corp. acquisition.

(d) ISSUED FOR MINERAL PROPERTIES

During 1999, the Company acquired rights on mineral properties in exchange for 10,000 common shares of the Company having an attributed value of $18,000 ($1.80 per share).

(e) FLOW-THROUGH SHARES

During 1998, the Company fulfilled the terms of the flow-through share agreement entered into in 1997. This agreement required the Company to expend $2,900,000 in qualifying Canadian Exploration Expenses as defined in the Income Tax Act (Canada) prior to December 31, 1998. In return, the Company issued 1,000,000 special warrants at $2.90 per special warrant for proceeds of $2,900,000. Each special warrant entitled the subscriber to acquire, without additional payment, one common share of the Company for each special warrant. These warrants expired in December 1999. As at December 31, 1999, 1,000,000 common shares were issued.

(f) FLOW-THROUGH SHARES

During 1998, the Company fulfilled the terms of the flow-through special warrant investee agreements for the issue of 909,091 special warrants at a price of $1.65 per special warrant for proceeds of $1,500,000. The agreements required the Company to expend $1,500,000 in qualifying Canadian Exploration Expenses as defined in the Income Tax Act (Canada) prior to December 31, 1999. Each special warrant entitled the subscriber to acquire, without additional payment, one common share of the Company for each special warrant. These warrants expired in December 1999. As at December 31, 1999, 909,091 common shares were issued.

(g) PUBLIC OFFERING

During 1999, the Company completed a public offering for the issue of 5,350,000 special warrants at an issue price of $1.50 per special warrant. Upon exercise and for no additional consideration, each special warrant entitles the holder to receive one common share in the capital of the Company and one-half of one common share purchase warrant. Each whole warrant shall entitle the holder thereof to acquire one common share up to April 12, 2002, on payment of an additional $1.85. As at December 31, 1999, 5,350,000 common shares were issued.

(h) PURCHASE OF ROYALTY INTEREST

By agreement dated June 24, 1999, between the Company and Metal Royalties Corporation (“Metal Royalties”), Claude purchased a 1.35% net smelter royalty from Metal Royalties for $1,100,025. The purchase price was satisfied by the issuance to Metal Royalties of 628,586 special warrants each convertible, for no additional consideration upon exercise, into one common share of the Company. As at December 31, 2000, 628,586 common shares were issued.

(i) EMPLOYEE AWARDS

During 1999, as a result of the success in the mine rescue competition, the team was awarded 5,000 common shares with an attributed value of $7,000.

(j) OPTION AGREEMENT

Pursuant to the agreement with Placer Dome (CLA) Limited (See Note 5), Placer subscribed for 1,000,000 common shares at an issue price of $.75 per share.

(k) REDUCTION IN STATED CAPITAL

At the annual meeting of shareholders on May 23, 2001, a special resolution was passed reducing the stated capital of the Company by $40 million.

(l) FLOW-THROUGH SHARES

During 2001 the Company entered into a flow-through share agreement for the issue of 2,500,000 common shares at a price of $.55 per share for proceeds of $1,375,000. The Company must expend $1,375,000 in a qualifying Canadian Exploration Expenses as defined in the Income Tax Act (Canada) prior to December 31, 2002.

10. Interest and Other:

	2001	2000	1999
Interest expense	$ 176	$ 301	$ 231
Less: interest and other income	(206)	(134)	(414)

Interest and other	$ (30)	$ 167	$ (183)

11. Income Taxes:

The significant components of future income tax assets at December 31, are as follows:

	2001	2000
Future income tax assets:
Mineral properties	$ 36,009	$ 34,587
Non-capital loss carryforwards	8,485	9,398
Provision for reclamation	1,159	1,132
Share issue costs	359	645

Future income tax assets before valuation allowance	46,012	45,762
Valuation allowance	(46,012)	(45,762)

Future income tax assets	$ -	$ -

The provision for income taxes differs from the amount computed by applying the combined expected federal and provincial income tax rate to earnings before income taxes. The reasons for these differences are as follows:

	2001	2000	1999
Earnings (loss) before income taxes	$ (2,157)	$ (48,691)	$ 2,401
Combined federal and provincial tax rate	45%	45%	45%
Expected tax expense (recovery)	(971)	(21,911)	1,080
Increase (decrease) in taxes resulting from:
Crown royalties	1,202	1,132	531
Alberta Royalty Tax Credit	(279)	(263)	(358)
Resource allowance	(1,088)	(1,289)	(625)
Valuation allowance	1,136	22,331	(628)

	-	-	-
Large corporations tax	26	32	141

Provision for income taxes	$ 26	$ 32	$ 141

At December 31, 2001, the Company and its subsidiary had operating losses for income tax purposes approximating $18,800,000 which are available to reduce taxes in future years and expire over the period to the year 2007.

12. Per Share Amounts:

Effective January 1, 2001, the Company changed its policy for computing and disclosing earnings per share by adopting the new standard of the Canadian Institute of Chartered Accountants. This standard is required to be applied retroactively and accordingly diluted earnings per share for prior years have been restated. Pursuant to this standard, the treasury stock method is used which computes the number of incremental shares by assuming the outstanding stock options are i) exercised and ii) then reduced by the number of shares assumed to be repurchased from the issuance proceeds, using the weighted average market price of our common stock for the year Per share amounts have been calculated based on the weighted average number of shares outstanding during the year ended December 31, 2001 of 40,622,346 shares (2000 — 38,963,975 shares; 1999 — 31,309,553 shares).

	2001	2000	1999
Basic earnings (loss) per share
Net earnings (loss) available to common

shareholders	$ (2,183)	$ (48,723)	$ 2,260
Weighted average number of common
shares outstanding	40,622	38,964	31,310

	$ (0.05)	$ (1.25)	$ 0.07

Diluted earnings (loss) per share

Net earnings (loss) available to common
shareholders	$ (2,183)	$ (48,723)	$ 2,260
Weighted average number of common shares outstanding	40,622	38,964	31,488

	$ (0.05)	$ (1.25)	$ 0.07

Excluded from the computation of diluted earnings per share were:

i) Options outstanding of 1,364,000 common shares with an average exercise price of $1.49 (2000 — 1,414,000 @ $1.49; 1999 — 300,000 @ $2.18) as the options exercise prices were greater than the average market price of the Company’s common stock.

ii) Options outstanding of 896,000 common shares with an average exercise price of $0.53 (2000 — 186,000 @ $.55) as they were anti-dilutive.

iii) Pursuant to a 1999 offering 2,675,000 warrants with a $1.85 exercise price have been excluded from computation of diluted earnings per share as this exercise price was greater than the average market price of the Company’s common stock.

Other per share amounts:

	2001	2000	1999
Cash from operations	$ 0.08	$ 0.19	$ 0.21

13. Financial Instruments:

The Company’s financial results are affected by the normal risks and capital expenditure requirements associated with exploration, development and production of mineral and oil and gas properties. Financial results are also affected by market prices for gold and oil and gas, changes in foreign currency exchange rates, interest rates and other operating risks.

To manage risks associated with prices for gold, oil and gas and changes in foreign currency, the Company may use commodity and foreign currency instruments.

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

As at December 31, 2001 the Company had outstanding forward gold contracts related to 2002 production of 2,250 ounces at an average price of US $292 per ounce with a market value gain inherent in these contracts of US $34,000. As at December 31, 2000, the Company had no outstanding gold derivative contracts. As at December 31, 2001, the Company had outstanding foreign exchange contracts to sell US $5.3 million at an average exchange rate of 1.5844 $CDN/$US with a market value loss inherent in these contracts of US $27,000. As at December 31, 2000, the Company had no outstanding foreign currency derivative contracts.

14. Commitments:

During 1995, the Company entered into an agreement with Cameco and Husky Oil to explore the Amisk Lake region located 15 kilometres west of Flin Flon, Manitoba. Under this option agreement, the Company was required to spend $2.5 million by October, 1999, to earn a 35% working interest in the property. The Company has the option to earn an additional 35% interest by either spending a further $14 million on exploration and development or by bringing the property into production by October, 2007. Should the Company successfully complete this earn-in, the optionors must either elect to participate in the project and each repurchase a 5% interest for $2,357,500 or each sell 15% to the Company for $800,000. The Company can, at any time, lock in its working interest and elect to participate in the Amisk Lake Joint Venture. To December 31, 2001, the Company has spent approximately $3.4 million on this property. The Company has earned the right to aquire 35% of the property, but has not excercised that option at December 31, 2001.

15. Recently Issued Standards Not Yet Implemented:

i) Stock-based compensation:

Handbook Section 3870, Stock-Based Compensation and Other Stock-Based Payments establishes new standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made to employees and non-employees in exchange for goods and services. The standard sets out a fair value based method of accounting, which is required for certain, but not all, stock-based transactions including awards granted to non-employees. For all other types of awards the enterprise may elect not to apply the fair value based method as a matter of policy. Management will review the impact of the transitional provisions of Section 3870 for purposes of applying this Section effective January 1, 2002 to its share option plans.

ii) Hedging relationships:

Accounting Guideline 13 (“AcG-13”) establishes new criteria for hedge accounting and will apply to all hedging relationships in effect on or after January 1, 2003. To qualify for hedge accounting, the hedging relationship must be appropriately documented at the inception of the hedge and there must be reasonable assurance, both at the inception and throughout the term of the hedge, that the hedging relationship will be effective. Effectiveness requires a high correlation of changes in fair values or cash flows between the hedged item and the hedge. Management will review the impact of the transitional provision of AcG-13 for purposes of applying this guideline effective January 1, 2003 to its derivatives used for asset liability management.

16. Comparative Figures:

Certain prior year balances have been reclassified to conform to the current financial statement presentation.

17. Differences From United States Accounting Principles:

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada. The Company monitors differences between generally accepted accounting principles (“GAAP”) in Canada and the United States (“U.S.”), none of which have a material effect on the financial statements except as summarized below:

a) Balance Sheets

	2001	2000
Mineral Properties — under Canadian GAAP	$13,834	$15,008
Cumulative exploration expenditures expensed

under U.S. GAAP (ii)	(85)	-
Cumulative depreciation and depletion adjustment (iii)	617	-
Cumulative write-down adjustment (iii)	(1,825)	(1,825)

Mineral Properties — under U.S. GAAP	12,541	13,183

Investments — under Canadian GAAP	684	684
Unrealized gain on available-for-sale securities (v)	44	496

Investments — under U.S. GAAP	728	1,180

Payables and accrued liabilities — under Canadian GAAP	2,355	4,201
Cumulative stock compensation costs (vi)	374	318
Cumulative unrealized gain on derivative
instruments (viii)	(11)	-

Payables and accrued liabilities — under U.S. GAAP	$ 2,718	$ 4,519

Shareholders’ equity
Share capital — under Canadian GAAP	$ 18,362	$ 56,893
Reduction of stated capital (vii)	55,000	15,000

Share capital — under U.S. GAAP	73,362	71,893

Retained earnings (deficit) — under Canadian GAAP	5,181	(32,636)
Reduction of stated capital (vii)	(55,000)	(15,000)
Cumulative exploration expenses (ii)	(85)	-
Cumulative depreciation and depletion adjustment (iii)	617	-
Cumulative write-down adjustment (iii)	(1,825)	(1,825)
Cumulative unrealized gain on derivative instruments (viii)	11	-
Cumulative stock compensation costs (vi)	(374)	(318)

Deficit — under U.S. GAAP	(51,475)	(49,779)
Other comprehensive income
Unrealized gain on available for sale securities (v)	44	496

Shareholders’ equity - under U.S. GAAP	$ 21,931	$ 22,610

b) Statements of Loss

	2001	2000
Loss under Canadian GAAP	$ (2,183)	$ (48,723)
Exploration expenditures (ii)	(85)	(3,447)
Write-down of mineral properties (iii)	-	26,604
Depreciation and depletion adjustment (iii)	617	-
Stock compensation costs (vi)	(57)	(49)
Derivative instruments (viii)	11	-

Net loss under U.S. GAAP	(1,697)	(25,615)
Available-for-sale securities (v)	(452)	794

Comprehensive loss under U.S. GAAP	(2,149)	(24,821)
Net loss per share under U.S. GAAP
Basic and diluted	$ (0.04)	$ (0.66)

i) Cash

Under U.S. GAAP, cash amounts restricted against future use as a result of commitments related to flow-through share agreements must be separately classified in the financial statements. As a result, proceeds of $1.375 million from our December 2001 flow-through share issue would be classified separately as reserved cash.

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

iii) Write down of Mineral Properties

Under both Canadian and U.S. GAAP, property, plant and equipment must be assessed for potential impairment. Under Canadian GAAP, the impairment loss is the difference between the carrying value of the asset and its recoverable amount calculated on an undiscounted estimated future cash flow basis. Under U.S. GAAP, if the undiscounted cash flows are less than the carrying value of the asset, the impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value. Fair value has been calculated as the present value of estimated future net cash flows. Under both Canadian and U.S. GAAP impairment tests are calculated with cash flows determined using only proven and probable reserves. The resulting difference in the write-down between Canadian and U.S. GAAP also results in a difference in the amount of depreciation and depletion charged to earnings.

iv) Oil and Gas Properties

Under both Canadian and U.S. GAAP, property, plant and equipment must be assessed for potential impairment. Under Canadian GAAP, the impairment loss is the difference between the carrying value of the asset and its recoverable amount calculated on an undiscounted estimated future cash flow basis. Under U.S. GAAP, the impairment loss is calculated as the amount by which the carrying value of the asset exceeds the present value of estimated future net cash flows applying a discount rate of 10%. Under both Canadian and U.S. GAAP impairment tests are calculated using only proved producing reserves with oil, natural gas liquids and gas prices at the year end date.

v) Available-for-Sale Securities

Under Canadian GAAP, portfolio investments are accounted for using the cost method. Under U.S. GAAP, portfolio investments classified as available-for-sale securities, are carried at market values with unrealized gains or losses reflected as a separate component of shareholders’ equity and included in comprehensive income.

vi) Stock-Based Compensation

Employees

Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation establishes financial accounting and reporting standards for stock-based employee compensation plans. This statement defines a fair value based method of accounting for employee stock options. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by APB Opinion No. 25, which is similar to the method applied under Canadian GAAP and followed by Claude. Companies that continue to follow the intrinsic value based method must disclose pro-forma earnings and earnings per share information under the fair value method. This fair value was estimated using the Black-Scholes model with assumptions of 5 year expected terms, 56.5 to 57.4% volatility and interest rates ranging from 4.66 to 5.99%. Under U.S. GAAP the cost of stock compensation for the year ended December 31, 2001 would be $158,872 (2000 — $7,355). The resulting pro forma net loss and loss per share for the year ended December 31, 2001 is $1.9 million and $0.06, respectively (2000 — net loss and loss per share of $25.6 million and $0.66 per share, respectively).

Non-employees

U.S. GAAP requires that all transactions in which services are the consideration received for the issuance of equity instruments be accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. This fair value was estimated using the Black-Scholes model with assumptions of a 5 to 10 year expected term, 54.7 to 57.4% volatility and interest rates ranging from 4.66% to 5.99%.

vii) Reduction of Stated Capital

Under Canadian GAAP and by special resolution at the annual meeting of shareholders, the Company reduced its stated captital account by $40,000,000 in 2001 and $15,000,000 in 1994. This reduction in stated capital is not allowed under U.S. GAAP and accordingly, has resulted in a cumulative increase in the share capital account of $55,000,000 in 2001 (2000 — $15,000,000) with a corresponding increase in the Company’s deficit balance.

viii) Accounting for Derivative Instruments and Hedging Activities

In accordance with Financial Accounting Standards Board (“FASB”) Statement 133, Accounting for Derivative Instruments and Hedging Activities, Claude is required to recognize all derivatives on the balance sheet at fair value. Under U.S. GAAP, the derivatives have not been documented as hedges and accordingly, gains and losses have been recorded in earnings.

ix) New Accounting Pronouncements

Effective for fiscal years beginning after June 15, 2002, SFAS Statement No. 143 “Accounting for Asset Retirement Obligations” is applicable for U.S. GAAP purposes. FAS 143 addresses financial accounting and reporting standards for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. As at December 31, 2001, the Company has not yet determined the impact of adopting FAS 143 on its financial statements.

Effective for fiscal years beginning after December 15, 2001, SFAS Statement No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” is applicable for U.S. GAAP purposes. FAS 144 requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less cost to sell. As at December 31, 2001, the Company has determined there will be no significant impact of adopting FAS 144 on its financial statements.

May 21, 2002

FIRST QUARTER REPORT For the Three Months Ended March 31, 2002

Overview

Bullion markets continued to firm during the first quarter of 2002, with the price of gold moving from US $278 to US $302 by quarter end. This improved market tone was reflected in gold producer share prices, with Claude shareholders experiencing an 80% increase in their share values during the quarter.

The Seabee mine re-supply of fuel, chemicals, parts and other materials was achieved in a smooth and efficient manner due to ideal ice road conditions.

Seabee gold production was low by historical standards, the result of continued disappointing low-grade ore from the D zone, the primary source for mill feedstock. While these results were not unexpected, the current mine plan indicates that higher-grade ore will begin to be accessed, on schedule, early in the third quarter.

Claude’s winter exploration program in the Seabee mine area was activated during the quarter. Discussions were commenced with Placer Dome in respect to the exploration program at the Madsen property in Red Lake, Ontario, under option to Placer.

Financial Highlights

	Three Months Ended March 31, 2002	Three Months Ended March 31, 2001

Revenue ($ millions)	5.20	7.90
Net loss ($ millions)	1.98	.42
Loss per share ($)	.05	.01
Cash from (used in) operations ($ millions)	(.6)	.8
Cash from (used in) operations per share ($)	(.01)	.02
Average realized gold price for the period (US$/ounce)	290	259
Total cash operating costs (US$/ounce)	294	217
Working capital ($ millions)	6.20	8.80

Financial

Claude recorded a net loss of $2.0 million ($.05 per share) for the first quarter of 2002 compared to a net loss of $.4 million ($.01 per share) for the same period in 2001.

Total revenue generated for the quarter was $5.2 million, 34% lower than that reported in the 2001 period. Gold revenues decreased 12% over the comparative quarter last year, the result of decreased production offset by the higher bullion price realized. The 62% decrease in oil and gas revenues was a result of normal production decline rates and lower averaged realized petroleum prices.

The Seabee mine contributed $3.8 million to revenue for the first quarter of 2002 compared to $4.4 million for the same period last year. Production for the period decreased 25% from 11,100 ounces in 2001 to 8,300 ounces in 2002. As expected, most of the mill throughput for the first quarter originated from the low grade 2D zone between the 190 and 390 levels, resulting in reduced production. Gold revenues were impacted by a higher average realized price (2002 — US $290/CDN $462; 2001 — US $259/CDN $396).

Gross oil, natural gas liquids and gas revenues totaled $1.3 million for the current period compared to $3.5 million last period. First quarter oil and NGL’s production of 20,700 barrels was 14% lower than the 24,100 barrels produced the previous period. The average realized price was US $18.26 (CDN $29.12) per barrel versus an average price of US $28.15 (CDN $43.01) per barrel last period. Gas production fell 24% from 246 MMCF in 2001 to 187 MMCF in 2002. The average realized price this quarter was US $2.19 (CDN $3.49) per MCF compared to the US $6.37 (CDN $9.73) per MCF realized in 2001.

Total operating and administrative costs increased from $4.5 million for the first quarter of 2001 to $4.9 million this period. Total mine cash costs were $3.9 million for this quarter versus $3.7 million last period. The mining of smaller stoping blocks contributed to this slight increase. As a result of the lower gold production during the first quarter, cash operating costs per ounce increased from US $217 in 2001 to US $294 this period. As higher-grade ore is milled during the second half of 2002, the per ounce cost should fall and better reflect expected US $200-210 cash costs per ounce.

General and administrative costs increased by 50% from $.4 million in the first quarter of 2001 to $.6 million this period. This increase is attributable to the settlement of a prior year property tax assessment at the Madsen property.

Depreciation and depletion of the Company’s gold assets was $1.3 million for the first three months of 2002, compared with $1.1 million in the corresponding 2001 period. Again, as a result of decreased production, depreciation and depletion costs per ounce for the 2002 period were US $95 versus US $67 last period.

Cash flows used in operations for the quarter were $.6 million ($.01 per share) compared to 2001 first quarter cash flows provided of $.8 million ($.02 per share). This reduction in cash flows from operations was due to the combination of lower gold production, slight increases in costs and decreased contribution from our oil and gas operations.

Capital expenditures for the 2002 quarter were $2.0 million, a 54% increase over the $1.3 million recorded last period. This increase is primarily a result of increased exploration and development costs incurred at the Seabee mine.

Operations

Gold - Seabee mine

Year to date the mine has processed 64,200 tonnes of ore, grading 4.26 grams per tonne and yielding 8,300 ounces of gold. The current ore grade is substantially below the Seabee mine’s 10 year average of approximately 8.4 grams per tonne.

The ore grade in the “D” zone of the mine on the Currie Rose property was significantly over estimated. When this error was identified, a revised mine plan was initiated which provides for a return to normalized ore grades and production during the third quarter of the year.

At the end of March 2002, Ray Gagnon was appointed as Chief Operating Officer of the Company. His mandate is to return Seabee to its long-term production averages.

Underground drilling and development on the 2B structure have been accelerated with very encouraging results. The annual ACA Howe International Limited independent review of the Seabee reserves indicates an increase, over the prior year’s results, in both reserve tonnage and average grade of ore.

	Proven Mineral Reserve	Proven Mineral Reserve	Proven and Probable Mineral Reserves
Tonnes	123,357	486,645	610,002
Grade (grams/tonne)	5.76	8.49	7.93
Ounces	22,844	132,834	155,523

The review also identified an additional 1,620,000 tonnes at 7.90 grams per tonne in the mineral resource category.

Oil & Gas

Although oil and gas operations continue to positively affect cash flows, the impact was minimized as petroleum prices fell sharply compared to the first quarter of 2001. Improving oil and NGL’s prices should mitigate the impact of the 66% decrease in natural gas prices realized quarter over quarter.

Exploration

Exploration activities in the first quarter proved dynamic, with diamond drill programs being completed on four target areas. In total, 7,760 metres of BQ core were drilled in 45 holes.

Drilling in the West Porky Lake area led to the discovery of a new shear-hosted, gold-bearing system associated with a metavolcanic-metasedimentary contact. With assay intervals spiking as high as 55 grams per tonne and averaging 2 to 15 grams per tonne over 1-3 metre widths, this composite mineralized system should be considered as a potential satellite feed source for the nearby Seabee mill. Follow-up delineation drilling is a near term pre-requisite.

To the east of the Seabee mine, three target areas were tested. In the Munro/Portage Lakes area, two sulfide-bearing zones aligned in the altered northern contact of a quartz monzonite were drilled. Wide intervals of silicified, stockwork mineralization assaying 1 to 3 grams per tonne with individual assays up to 8 grams per tonne were cut in a number of holes. The pervasive nature of this mineralization is cause for a follow-up program.

Derivative Instruments and Hedging Activities

To mitigate the effects of price fluctuations on revenues, the Company may undertake hedging transactions in respect of foreign exchange rates and the price of gold.

As at March 31, 2002, the Company had outstanding forward gold contracts related to 2002 production of 10,250 ounces at an average price of US $295 per ounce with a market value loss inherent in these contracts of US $63,715. As at March 31, 2002, the Company had outstanding foreign exchange contracts to sell US $4.4 million at an average exchange rate of 1.5928 CDN$/US$ with a market value loss inherent in these contracts of US $1,900.

For further information please contact:
Neil McMillan, President Phone: (306) 668-7505

Transfer Agent and Registrar:

Valiant Trust Company	Phone (403) 233-2801
510, 550-6th Avenue S.W	Fax (403) 233-2857
Calgary, Alberta
T2P 0S2

CONSOLIDATED BALANCE SHEETS (Canadian Dollars in Thousands)

	March 31 2002	December 31 2001
Assets
Current assets:
Cash	$ -	$ 1,899
Short-term investments	657	657
Receivables	1,650	940
Inventories	7,347	4,646
Shrinkage stope platform costs	3,163	2,831
Prepaids	294	300

	13,111	11,273
Oil and gas properties	3,108	3,120
Mineral properties	14,480	13,834
Investments	684	684

	$ 31,383	$ 28,911

Liabilities and Shareholders’ Equity
Current liabilities:
Bank indebtedness	$ 475	$ -
Payables and accrued liabilities	6,032	2,355
Demand loan	356	438
Current portion of obligations under capital lease	46	-

	6,909	2,793
Obligations under capital lease	150	-
Future site reclamation costs	2,590	2,575

Shareholders’ Equity:
Share capital (Note 2)	18,527	18,362
Retained earnings	3,207	5,181

	21,734	23,543

Subsequent event (Note 3)	$ 31,383	$ 28,911

CONSOLIDATED STATEMENTS OF LOSS (Canadian Dollars in Thousands)

	Three Months Ended March 31
	2002	2001
Revenues
Gold	$3,830	$4,373
Oil and gas:
Gross revenue	1,339	3,515
Crown royalties	(397)	(1,101)
Alberta Royalty Tax Credit	95	108
Overriding royalties	(557)	(1,524)

Net oil and gas revenue	480	998

	4,310	5,371
Expenses
Gold	3,890	3,670
Oil and gas	352	382
General and administrative	634	435
Interest and other	21	(19)
Provision for income taxes	43	72

	4,940	4,540

Earnings (loss) before the undernoted items	(630)	831
Depreciation, depletion and reclamation:
Gold	1,256	1,135
Oil and gas	88	119

Net loss	$ (1,974)	$ (423)

Net loss per share
Basic and diluted	$ (0.05)	$ (0.01)

Weighted average number of shares outstanding (000's)	43,329	40,554

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (DEFICIT) (Canadian Dollars in Thousands)

	Three Months Ended March 31
	2002	2001

Retained earnings (deficit), beginning of year	$ 5,181	$ (32,636)
Net loss	(1,974)	(423)

Retained earnings (deficit), end of year	$ 3,207	$ (33,059)

CONSOLIDATED STATEMENTS OF CASH FLOWS (Canadian Dollars in Thousands)

	Three Months Ended March 31
	2002	2001
Cash provided from (used in):
Operations:
Net loss	$ (1,974)	$ (423)
Non cash items:
Depreciation, depletion and reclamation	1,344	1,254

	(630)	831

Net change in non-cash working capital:
Receivables	(710)	(37)
Inventories	(2,701)	(2,888)
Shrinkage stope platform costs	(332)	260
Prepaids	6	89
Payables and accrued liabilities	3,677	1,445

	(690)	(300)
Investing:
Mineral properties	(1,887)	(1,107)
Oil and gas properties	(76)	(143)

	(1,963)	(1,250)

Financing:
Issue of common shares	165	112
Demand loan	(82)	-
Obligations under capital lease	196	-

	279	112

Decrease in cash position	(2,374)	(1,438)
Cash position, beginning of period	1,899	980

Cash position, end of period	$ (475)	$ (458)

Cash from (used in) operations per share	$ (0.01)	$0.02

Notes to Consolidated Financial Statements

Note 1 - General

The accompanying unaudited consolidated financial statements should be read in conjunction with the notes to the Company’s audited consolidated financial statements for the year ended December 31, 2001.

The unaudited consolidated financial statements include the financial statements of the Company and its subsidiary. The unaudited interim consolidated financial statements reflect all normal and recurring adjustments which are, in the opinion of management, necessary for a fair presentation of the respective interim periods presented.

Stock-based Compensation

Effective January 1, 2002, Claude adopted new CICA Handbook Section 3870, “Stock-based Compensation and other Stock-based Payments”. This section requires that a fair value based method of accounting be applied to direct awards of stock to employees. This standard allows the Company to continue its existing policy, the intrinsic value based method, of recording no compensation cost on the grant of stock options to employees. However, pro forma information is required which reflects the difference between compensation cost recorded under the intrinsic based method and costs that would have been recorded under the fair value based method. This statement had no impact on the Company for the three months ended March 31, 2002 as no options were issued during the quarter.

Note 2 - Share Capital

At March 31, 2002 there were 43,356,784 common shares outstanding.

Options in respect of 2,260,000 shares are outstanding under the stock option plan. These options have exercise prices ranging from $.53 to $3.05 with expiration dates between April, 2006 and August, 2010.

Note 3 - Subsequent Event

On April 23, 2002, Claude completed and closed the issuance of 5,000,000 units at a price of $1.00 per unit for aggregate gross proceeds of $5,000,000 (the “Offering”). The Offering was made through Canaccord Capital Corporation and First Associates Investments Inc. (the “Underwriters”), which acted as underwriters and arranged for the private placement of all units directly by Claude to a total of fourteen purchasers.

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

Note 4 - Comparative Figures

Certain prior year balances have been reclassified to conform to the current financial statement presentation.

Note 5 - Differences from United States Accounting Principles

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada. See Note 17 of the Company’s audited financial statements for the year ended December 31, 2001, for a narrative explanation of the difference in Canadian and U.S. GAAP accounting principles.

ARTICLES OF AMALGAMATION
1.	Name of amalgamated Corporation:

CLAUDE RESOURCES INC./LES RESSOURCES CLAUDE INC.

2.	The place in Canada where the registered office is to be situated:

Saskatoon, Saskatchewan

3.	The classes and any maximum number of shares that the corporation is authorized to issue:

The attached Schedule “A” is incorporated into and forms part of these Articles of Amalgamation.

4.	Restrictions, if any, on share transfers:

None

5.	Number (or minimum and maximum number) of directors:

Not less than three (3) directors and not more than fifteen (15) directors.

6.	Restrictions, if any, on business the Corporation may carry on:

None

7.	Other provisions, if any:

The directors of the Corporation may appoint one or more persons as directors of the Corporation, who shall hold office for a term expiring not later than the close of the next annual meeting of shareholders, but the total number of directors appointed may not exceed one-third (1/3) of the number of the directors elected at the previous annual meeting of shareholders.

8.	The amalgamation has been approved pursuant to that section or subsection of the Act which is indicated as follows:

183

X	184(1)

184(2)

9. Name of Amalgamating Corporations	Corporation No.	Signature	Date	Title

Claude Resources Inc./Les Ressources Claude Inc.	048815-1		January 1st, 2000	C.E.O.

3377474 Canada Inc.	337747-4		January 1st, 2000	C.E.O.

Madsen Gold Corp.	369177-2		January 1st, 2000	C.E.O.

SCHEDULE “A” TO THE ARTICLES OF AMALGAMATION OF CLAUDE RESOURCES INC./LES RESOURCES CLAUDE INC.

The share capital of the Corporation shall consist of:

(a)	an unlimited number of common voting shares without nominal or par value;

(b)	an unlimited number of First Preferred Shares issuable in series with the issue price per share of the shares of each series to be fixed by the Board of Directors, without limitation as to the aggregate amount of the consideration for which all the First Preferred Shares or any series thereof may be issued; and

(c)	an unlimited number of Second Preferred Shares issuable in series with the issue price per share of the shares of each series to be fixed by the Board of Directors, without limitation as to the aggregate amount of the consideration for which all the Second Preferred Shares or any series thereof may be issued.

The First Preferred Shares, as a class, shall carry and be subject to the following rights, privileges, restrictions and conditions:
1.	Director’s Right to Issue in One or More Series

The First Preferred Shares may at any time or from time to time be issued in one (1) or more series, each series to consist of such number of shares as may before the issue thereof be determined by the directors; the directors of the Corporation may (subject as hereinafter provided) by resolution fix, from time to time before the issue thereof, the designation, rights, privileges, restrictions and conditions attaching to the shares of each such series including, without limiting the generality of the foregoing, the issue price, the rate, amount or method of calculation of preferential dividends (if any) and whether such rate, amount or method of calculation shall be subject to change or adjustment in the future, the date of payment thereof, the redemption and/or purchase prices and terms and conditions of redemption and/or purchase, conversion rights (if any), voting rights, (if any), any sinking fund or other provisions and the rights of retraction, (if any), vested in the holders of First Preferred Shares of any such series and the prices and the other terms and conditions of any rights of retraction and whether any additional rights of retraction may be vested in such holders in the future, the whole subject to the following provisions and to the issue of Articles of Amendment setting forth such designation, issue price, rights, privileges, restrictions and conditions attaching to the shares of each series.

2.	Ranking of First Preferred Shares

The First Preferred Shares of each series shall rank on a parity with the First Preferred Shares of every other series with respect to priority in payment of dividends, (if any) and in the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purposes of winding-up its affairs, When any dividends or amounts payable on a repayment of capital are not paid in full, the First Preferred Shares of all series shall participate ratably in respect of such dividends, including accumulations, if any, in accordance with the sums that would be payable on such shares if all such dividends were declared and paid in full and on any repayment of capital in accordance with the sums that would be payable on such repayment of capital if all sums so payable were paid in full; provided, however, that in the event of there being insufficient assets to satisfy in full all such claims as aforesaid, the claims of the holders of such shares with respect to return of capital shall first be paid and satisfied and any assets remaining thereafter shall be applied towards the payment and satisfaction of claims in respect of dividends.

The First Preferred Shares shall be entitled to preference over the common shares of the Corporation and over any other shares ranking junior to the First Preferred Shares with respect to payment of dividends, (if any) and distribution of assets in the event of liquidation, dissolution or winding-up of the corporation whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs and may also be given such other preferences over the common shares of the Corporation and over any other shares ranking junior to the First Preferred Shares authorized to be issued. Nothing in this paragraph shall limit the right of the Corporation to pay a dividend on its common shares to the holders of its common shares or any other shares ranking junior to the First Preferred Shares without participation therein by the holders of the First Preferred Shares.

3.	No Pre-Emptive Rights

The holders of the First Preferred Shares shall not be entitled as such to subscribe for, purchase or receive any part of any issue of shares, bonds, debentures or other securities of the Corporation now or hereafter authorized, or any rights to acquire the same, otherwise than in accordance with the conversion, exchange or other rights, if any, which may from time to time be attached to any series of the First Preferred Shares.

The Second Preferred Shares, as a class, shall carry and be subject to the following rights, privileges, restrictions and conditions:

1.	Director’s Right to Issue in One or More Series

The Second Preferred Shares may at any time or from time to time be issued in one (1) or more series, each series to consist of such number of shares as may before the issue thereof be determined by the directors; the directors of the Corporation may (subject as hereinafter provided) by resolution fix, from time to time before the issue thereof, the designation, rights, privileges, restrictions and conditions attaching to the shares of each such series including, without limiting the generality of the foregoing, the issue price, the rate, amount or method of calculation of preferential dividends (if any) and whether such rate, amount or method of calculation shall be subject to change or adjustment in the future, the date of payment thereof, the redemption and/or purchase prices and terms and conditions of redemption and/or purchase, conversion rights (if any), voting rights, (if any), any sinking fund or other provisions and the rights of retraction, (if any), vested in the holders of Second Preferred Shares of any such series and the prices and the other terms and conditions of any rights of retraction and whether any additional rights of retraction may be vested in such holders in the future, the whole subject to the following provisions and to the issue of Articles of Amendment setting forth such designation, issue price, rights, privileges, restrictions and conditions attaching to the shares of each series.

2.	Ranking of Second Preferred Shares

The Second Preferred Shares shall rank junior to the First Preferred Shares of the Corporation with the respect to payment of dividends, (if any), and distribution of assets in the event of liquidation, dissolution or winding-up of the Corporation whether voluntary or involuntary or any other distribution of the assets of the Corporation amongst its shareholders for the purposes of winding-up its affairs and shall be subject to any preferences and other rights, privileges, restrictions and conditions which are attached to the First Preferred Shares as a class, to any other class of shares of the Corporation that ranks senior to the Second Preferred Shares with respect to priority in the payment of dividends or liquidation distributions, and to each series of First Preferred Shares and of any other senior ranking class of shares created hereafter.

The Second Preferred Shares of each series shall rank on a parity with the Second Preferred Shares of every other series with respect to priority in payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs. When any dividends or amounts payable on a repayment of capital are not paid in full, the Second Preferred Shares of all series shall participate ratably in respect of such dividends, including accumulations, if any, in accordance with the sums that would be payable on such shares if all such dividends were declared and paid in full and on any repayment of capital in accordance with the sums that would be payable on such repayment of capital if all sums so payable were paid in full; provided, however, that in the event of there being insufficient assets to satisfy in full all such claims as aforesaid, the claims of the holders of such shares with respect to return of capital shall first be paid and satisfied and any assets remaining thereafter shall be applied towards the payment and satisfaction of claims in respect of dividends.

The Second Preferred Shares shall be entitled to preference over the common shares of the Corporation and over any other shares ranking junior to the Second Preferred Shares with respect to payment of dividends and distribution of assets in the event of liquidation, dissolution or winding-up of the Corporation whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs and may also be given such other preferences over the common shares of the Corporation and over any other shares ranking junior to the Second Preferred Shares as may be determined in the case of each series of Second Preferred Shares authorized to be issued. Nothing in this paragraph shall limit the rights of the Corporation to pay a dividend in its common shares to the holders of its common shares or any other shares ranking junior to the Second Preferred Shares without participation therein by the holders of the Second Preferred Shares.

3.	No Pre-Emptive Rights

The holders of the Second Preferred Shares shall not be entitled as such to subscribe for, purchase or receive any part of any issue of shares, bonds, debentures or other securities of the Corporation now or hereafter authorized, or any rights to acquire the same, otherwise than in accordance with the conversion, exchange or other rights, if any, which may from time to time be attached to any series of the Second Preferred Shares.

PROVISIONS ATTACHING TO 7.5% CONVERTIBLE REDEEMABLE FIRST PREFERRED SHARES, SERIES I

The first series of the First Preferred Shares shall consist of 650,000 shares, which shall be designated as the “7.5% Convertible Redeemable First Preferred Shares, Series I” (the “Series I Shares”) and in addition to the rights, restrictions, conditions and limitations attached to the First Preferred Shares as a class, shall have attached thereto the following rights, restrictions, conditions and limitations:

1.0	DEFINITIONS

1.01 In these provisions attaching to the Series I Shares, including this paragraph, the following terms shall have the meanings hereinafter set forth:

(a)	“Common Shares” means the Common Shares of the Corporation as constituted on the date these provisions became effective or as subsequently consolidated or subdivided and any other share resulting from reclassification or change of such Common Shares or that the holders of such Common Shares are entitled to receive as a result of an amalgamation, consolidation, merger, statutory arrangement or sale, as referred to in paragraph 7.06;

(b)	“Basic Conversion Price” means the price per Common Share as provided in paragraph 7.04;

(c)	“Current Conversion Price” means as at any particular time the Basic Conversion Price unless an adjusted conversion price is in effect under the provision of paragraph 7.05 in which case it means such adjusted conversion price;

(d)	“Current Conversion Basis” means the number of Common Shares into which each Series I Share is convertible, which number is equal at any particular time to the result obtained (expressed to the nearest thousandth of a Common Share) by dividing the Current Conversion Price into $10.00;

(e)	“Current Market Price” per Common Share at any date means the price expressed in Canadian currency per share equal to the weighted average price at which the Common Share s have traded on The Toronto Stock Exchange during the period of 20 consecutive trading days ending on a date not earlier than the fifth day preceding such date. IN the event the Common Shares are not listed on The Toronto Stock Exchange on such date, but are listed on another stock exchange or other stock exchanges the foregoing reference to The Toronto Stock Exchange shall be deemed to be reference to such other stock exchange, or, if more than one, to such one as shall be designated by the Board of Directors. In the event Common Shares are not listed on any stock exchange in Canada on such date the said “Current Market Price” shall be determined by the Board of Directors;

(f)	“Accrued and unpaid dividends” means an amount computed at the rate of dividend attaching to the Series I Shares as though dividends on such shares had been accruing on a day to day basis from the date of issue to the date to which the computation of accrued dividends is to be made, after deducting all dividend payments made on such shares; and

(g)	“Dividends paid in the ordinary course” means cash dividends to the extent that the aggregate amount of cash dividends paid by the Corporation on its Common Shares in any fiscal year of the Corporation does not exceed the greater of:

i.	100% of the aggregate net income of the Corporation plus depletion, depreciation and amortization for the immediately preceding fiscal year as disclosed in the Corporation’s financial statements, less cash dividends paid on any of its Common Shares during such immediately preceding fiscal year of the Corporation; or

ii.	200% of the total amount of dividends paid by the Corporation on its Common Shares in such immediately preceding fiscal years.

2.0	STATED VALUE

2.01	The Series I Shares of the Corporation shall have a stated value for stated capital account purposes of $10.00 each.

3.0	LIQUIDATION

3.01 In the event of the liquidation, dissolution or winding-up of the Corporation or other distribution of assets or property of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Series I Shares shall be entitled to receive $10.00 per such share, together with an amount equal to all accrued and unpaid dividends thereon to and including the date of payment whether or not such dividends have been declared and whether or not the Corporation has monies properly applicable to the payment of dividends. The holders of Series I Shares shall be entitled to be paid all such amounts before any assets or property of the Corporation shall be distributed to the holders of any Common Shares, or other shares of the capital of the Corporation ranking junior to the Series I Shares.

3.02 After payment to the holders of the Series I Shares of the amounts so payable to them, they shall not be entitled to share in any further distribution of the property or assets of the Corporation.

4.0	REDEMPTION

4.01 The Series I Shares are not redeemable on or prior to January 1, 1990. Thereafter and until January 1, 1991, if the Corporation shall have filed with the transfer agent for the Series I Shares on the day that the requisite notice of redemption is first given, a certificate of the Corporation certifying that the Current Market Price for the Common Shares on the business day preceding the date on which the notice of redemption is given was not less than 140% of the Current Conversion Price in effect on such date, the Corporation may redeem at any time all of the outstanding Series I Shares or, subject to the provisions of Article 9.00, from time to time any part thereof selected by lot in such manner as the Board of Directors may determine, or, if the Board of Directors so determines, pro rata, on payment of $10.00 for each such share to be redeemed, together with an amount equal to all accrued and unpaid dividends up to and including the date fixed for redemption whether or not such dividends have been declared and whether or not the Corporation has monies properly applicable to the payment of such dividends.

4.02 After January 1, 1991, and thereafter until January 1, 1993 if the Corporation shall have filed with the transfer agent for the Series I Shares on the day that the requisite notice of redemption is first given, a certificate of the Corporation certifying that the Current Market Price on the business day preceding the date on which the notice of redemption is given was not less than 125% of the Current Conversion Price in effect on such date, the Corporation may redeem at any time all of the outstanding Series I Shares or, subject to the provisions of Article 9.00, from time to time any part thereof selected by lot in such manner as the Board of Directors may determine, or, if the Board of Directors so determines, pro rata, on payment of $10.00 of each such Series I Share to be redeemed, together with an amount equal to all accrued and unpaid dividends up to and including the date fixed for redemption whether or not such dividends have been declared and whether or not the Corporation has monies properly applicable to the payment of such dividends.

4.03 After January 1, 1993, if the Corporation shall have filed with the transfer agent for the Series I Shares on the day that the requisite notice of redemption is first given, a certificate of the Corporation certifying that the Current Market Price on the business day preceding that date on which the notice of redemption is given was greater than 100% of the Current Conversion Price in effect on such date, the Corporation may redeem at any time all of the outstanding Series I Shares or, subject to the provisions of Article 9.00, from time to time any part thereof selected by lot in such manner as the Board of Directors may determines, or, if the Board of Directors so determines, pro rata, on payment of $10.00 for each such Series I Share to be redeemed, together with an amount equal to all accrued and unpaid dividends up to and including the date fixed for redemption, whether or not such dividends have been declared and whether or not the Corporation has monies properly applicable to the payment of such dividends.

4.04 On any redemption of Series I Shares under this Article 4.00, the Corporation shall give, in the manner provided in Article 11.00, at least 30 days prior notice to each person who, at the date of giving such notice, is the holder of Series I Shares to be redeemed, of the intention of the Corporation to redeem such shares. Such notice shall set out the amount payable on redemption, the date on which the redemption is to take place and, unless all the Series I

Shares held by the holder to whom it is addressed are to be redeemed, shall also set out the number of such shares so held which are to be redeemed and, shall contain a brief statement of the conditions, as provided in Article 7.00, on which the Series I Shares may be converted into Common Shares of the Corporation, including a statement as to the then Current Conversion Price. On or after the date so specified for redemption, the Corporation shall pay or cause to be paid to each holder of Series I Shares to be redeemed the amount payable on redemption on presentation and surrender at any office of any transfer agent of the Corporation, or at any other place or places within Canada designated by such notice, of the certificate or certificates for such Series I Shares for such Series I Shares so called for redemption. Such payment shall be made by cheque payable at par at any branch in Canada of the Corporation’s bankers. If a part only of the Series I Shares represented by any certificate shall be redeemed, a new certificate for the balance shall be issued at the expense of the Corporation. From and after the date specified in any such notice, the Series I Shares called for redemption shall cease to be entitled to dividends and the holders thereof shall not be entitled to exercise any of the rights of shareholders in respect thereof unless payment of the amount payable on redemption shall not be duly made by the Corporation, in which case the rights of the holders shall remain unimpaired. At any time after the notice of redemption is given the Corporation shall have the right to deposit the amount payable on redemption of any or all Series I Shares called for redemption with any chartered bank or banks or with any trust company or trust companies in Canada named for such purpose in the notice of redemption to the credit of a special account or accounts in trust for the respective holders of such shares, to be paid to them respectively upon surrender to such banks or trust company or trust companies of the certificate or certificates representing the same. Upon such deposit or deposits being made, or upon the date fixed for redemption, whichever is later, such shares shall be deemed to be redeemed, and the rights of the holders of such shares shall be limited to receiving the proportion of the amounts so deposited applicable to their respective shares without interest. Any interest earned or otherwise received on such deposit or deposits shall belong to the Corporation.

4.05 Series I Shares which are redeemed or deemed to be redeemed in accordance with this Article 4.00 shall be and be deemed to be cancelled and shall not be reissued.

5.00	VOTING PROVISION

5.01 Subject to the provisions of the Canada Business Corporations Act (the “Act”), the holders of the Series I Shares shall not as such be entitled (except as hereinafter specifically provided) to receive notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting unless the Corporation from time to time shall fail to pay eight consecutive quarterly dividend payments in respect of the Series I Shares on the dates on which the same should be paid according to the provisions hereof whether or not such dividends have been declared and whether or not there are monies of the Corporation properly applicable to the payment of dividends. Thereafter, but only so long as any such dividends remain in arrears, the holders of the Series I Shares shall be entitled to receive notice of and to attend all meetings of shareholders of the Corporation (other than separate meetings of holder of another class or another series of a class of shares) shall be entitled to one vote in respect of each Series I Share held and shall be entitled to vote, together with holders of any other series of First Preferred Shares bearing similar rights to vote, to elect two directors.

6.0	DIVIDENDS

6.01 The holders of Series I Shares shall be entitled to receive fixed cumulative preferential cash dividends, as and when declared by the Board of Directors, out of monies properly applicable to the payment of dividends at a rate of $0.75 per share per annum, to accrue from the date of issue of the Series I Shares and the first dividend, if declared, shall be payable on March 31, 1988, thereafter dividends shall be payable in quarterly amounts of $0.1875 per share on June 30, September 30, December 31, and March 31 in each year. Dividends shall be paid by cheque payable at par in lawful money of Canada at any branch in Canada of the Corporation’s bankers. If on any dividend payable date the dividend payable on such date, is not paid in full on all of the Series I shares then outstanding, such dividend or the unpaid part thereof shall be paid on a subsequent date or dates prior to the payment of subsequent dividends, such date or dates to be determined by the Board of Directors after they have determined that the Corporation shall have sufficient monies properly applicable to the payment of dividends.

6.02 The Board of Directors is entitled in its discretion to determine with respect to any dividend on the Series I Shares that all holders of Series I Shares or all holders of Series I Shares resident in Canada, or resident in Canada and in specified jurisdictions outside Canada, shall have the right to elect to receive such dividend in the form of a stock dividend. The manner of distribution of any such stock dividend, the details of the implementation of any program or plan relating thereto and the determination of the value of the stock dividend shall be fixed and determined by the Board of Directors at or prior to the declaration thereof.

7.0	CONVERSION PRIVILEGE

7.01 A holder of Series I Shares has the right, at his option, at any time prior to the redemption of his Series I Shares to convert, subject to the terms and provisions hereof, such Series I Shares into fully paid and non-assessable Common Shares on the then Current Conversion Basis.

7.02 The conversion of Series I Shares may be effected by the surrender of the certificate or certificates representing the same at any time during usually business hours while such Series I Shares are outstanding at the option of the holder at any office of any transfer agent of the Corporation at which the Series I Shares are transferable, accompanied by, (i) payment or evidence of payment of the tax, (if any) payable as provided in paragraph 7.12, and (ii) a written instrument of surrender in form satisfactory to the Corporation duly executed by the registered holder or his attorney duly authorized in writing, which instrument shall, specify the number of Series I Shares which the holder desires to have converted. If less than all of the Series I Shares are presented by the certificate or certificates so surrendered are to be converted, the holder shall be entitled to receive, at the expense of the Corporation, a new certificate representing the Series I Shares comprised in the certificate or certificates surrendered as aforesaid which are not to be converted.

As promptly as practicable after the surrender of any Series I Shares for conversion, the Corporation shall issue and deliver, or cause to b delivered to or upon the written order of the holder of the Series I Shares s surrendered, a certificate or certificates issued in the name of, or in such name or names as may be directed by, such holder representing the number of Common Shares to which such holder is entitled. Such conversion shall be deemed to have been made at the close of business on the date such Series I Shares shall have been surrendered for conversion, so that the rights of the holder of such Series I Shares, as the holder thereof, shall cease at such time and the person or persons entitled to receive Common Shares upon such conversion shall be treated for all purposes as having become the holder or holders of record of such Common Shares at such time, and such conversion shall be on the Current Conversion Basis as at such time; provided that no such surrender on any date when the Corporation’s register of transfers of Common Shares shall be properly closed shall be effective to constitute the person or persons entitled to receive such Common Shares upon such conversion as the holder or holders of record of such Common Shares on such date, but such surrender shall be effective to constitute the person or persons entitled to receive such Common Shares as the holder or holders of record thereof for all purposes at, and such conversion shall be on the Current Conversion Basis as at the close of business on the next succeeding day on which such register of transfers is open. The date of surrender of any Series I Shares for conversion shall be deemed to be the date when the certificate or certificates representing such Series I Shares are received by a transfer agent of the Corporation.

7.03 The registered holder of any Series I Share on the record date for any dividend declared payable on such shares shall be entitled to such dividend notwithstanding that such shares are converted after such record date and before the payment date of such dividend and the registered holder of any Common Shares resulting from any conversion shall be entitled to rank equally with the registered holders of all other Common Shares in respect of all dividends declared payable to holders of Common Shares of record on any date on or after the date of conversion. Subject as aforesaid and subject to the provisions hereof, upon the conversion of any Series I Shares the Corporation shall make no payment or adjustment on account of any dividends on the Series I Shares so converted or on account of any dividends on the Common Shares issuable upon such conversion.

7.04 The Basic Conversion Price shall be $6.25 per Common Share so that, until adjusted as provided herein, the initial Current Conversion Basis shall be one and six-tenths Common Shares for each Series I Share.

7.05 The Current Conversion Price shall be subject to adjustment from time to time as follows:

(a)	In case the Corporation shall (i) subdivide its outstanding Common Shares into a greater number of shares, (ii) consolidate its outstanding Common Shares into a smaller number of shares, or (iii) issue Common Shares (or securities convertible into Common Shares) to all or substantially all of the holders of its Common Shares by way of a stock dividend (other than an issue of Common Shares to shareholders who exercise a right or an option to receive dividends in the form of Common Shares in lieu of receiving cash dividends paid in the ordinary course by the Corporation on its Common Shares), the Current Conversion Price in effect on the effective date of such subdivision or consolidation or on the record date for such issue of Common Shares

(or securities convertible in Common Shares) by way of a stock dividend, as the case may be, shall be adjusted effective immediately after such effective date or such record date by multiplying the Current Conversion Price in effect on such effective date or record date by a fraction, the numerator of which shall be the number of Common Shares outstanding on such effective date or record date, and the denominator of which shall be the number of Common Shares outstanding after the completion of such subdivision, consolidation, or issue including in the case where securities convertible into Common Shares are issued, the maximum umber of Common Shares that would have been outstanding had such securities been converted into Common Shares on such record date; such adjustment shall be made successively whenever any event referred to in this subparagraph 7.05(a) shall occur; if all such convertible securities are not converted into Common Shares prior to the expiration of the conversion right, the Current Conversion Price shall be readjusted effective as at the date of such expiration based on the number of Common Shares actually delivered on exercise of such conversion right and any such issue of Common Shares by way of a stock dividend shall be deemed to have been made on the record date for the stock dividend for the purpose of calculating the number of outstanding Common Shares under subparagraphs 7.05(b) and 7.05(c).

(b)	In case the Corporation shall fix a record date for the issuance of rights, options or warrants to all or substantially all the holders of its outstanding Common Shares entitling them, for a period expiring not more than 45 days after such record date, to subscribe for or purchase Common Shares (or securities convertible into Common Shares) at a price per share (or having a conversion price per share) less than 95% of the Current Market Price of a Common Share on such record date, the Current Conversion Price shall be adjusted effective immediately after such record date so that it shall equal a price determined by multiplying the Current Conversion Price in effect on such record date by a fraction, of which the numerator shall be the aggregate of:

i.	The total number of Common Shares outstanding on such record date; plus

ii.	A number of Common Shares equal to the number arrived at by dividing the aggregate price of the total number of additional Common Shares offered for subscription or purchase (or the aggregate conversion price of the convertible securities so offered) by the Current Market Price of a Common Share on such record date;

and of which the denominator shall be the aggregate of:

i.	the total number of Common Shares outstanding on such record date; plus

ii.	the maximum number of additional Common Shares offered for subscription or purchase (or into which the convertible securities so offered are convertible);

any Common Shares owned by or held for the account of the Corporation shall be deemed not to be outstanding for the purpose of any such computation; such adjustment shall be made successively whenever such a record date referred to in this subparagraph 7.05(b) is fixed; to the extent that all such rights, options or warrants are not so issued or such rights, options or warrants are not exercised prior to the expiration thereof, the Current Conversion Price shall be readjusted immediately after the expiry date for the exercise of such rights, options or warrants to the Current Conversion Price which would then be in effect based upon the number of Common Shares (or securities convertible into Common Shares) actually delivered upon the exercise of such rights, options or warrants as the case may be.

(c)	In case the Corporation shall fix a record date for the making of a distribution (including a distribution by way of a stock dividend) to all or substantially all the holders of its outstanding Common Shares of (i) shares of any class other than Common Shares (excluding shares convertible into Common Shares referred to in subparagraph 7.05(a) hereof), or (ii) rights, options or warrants (excluding those referred to in subparagraph 7.05(b) hereof), or (iii) evidences of indebtedness (excluding indebtedness convertible into Common Shares referred to in subparagraph 7.05(a) hereof), or (iv) assets (excluding Common Shares issued by way of stock dividend and cash dividends paid in the ordinary course), then in each such case the Current Conversion Price shall be adjusted effective immediately after such record date so that it shall equal the price determined by multiplying the Current Conversion Price in effect on such record date by a fraction, of which the numerator shall be:

i.	The total number of Common Shares outstanding on such record date multiplied by the Current Market Price per Common Share on such record date; less

ii.	The fair market value (as determined by the Board of Directors, whose determination shall be conclusive) of such shares or rights, options or warrants or evidences or indebtedness or assets so distributed;

and of which the denominator shall be the total number of Common Shares outstanding on such record date multiplied by such Current Market Price per Common Share; any Common Shares owned by or held for the account of the Corporation shall be deemed not to be outstanding for the purpose of any such computation; such adjustment shall be made successively whenever such a record date referred to in this subparagraph 7.05(c) is fixed; to the extent that such distribution of shares, evidences of indebtedness or assets is not so made or to the extent that any rights, options or warrants so distributed are not exercised, the Current Conversion Price shall be readjusted to the Current Conversion Price which would then be in effect based upon such shares, evidences of indebtedness or assets actually distributed, or based upon the number of rights, options or warrants exercised as the case may be.

In this subparagraph 7.05(c) the term “cash dividends” shall include the value of any shares or other property distributed to shareholders who exercise a right or an option to receive substantially equivalent dividends in shares or other property in lieu of cash dividends.

7.06 In case of any reclassification of, or other change in (other than a change resulting only from consolidation or subdivision), the outstanding Common Shares, or in case of any amalgamation, consolidation, merger or statutory arrangement of the Corporation with or into any other corporation, or in case of any sale of the properties and assets of the Corporation as, or substantially as, an entirety to any other corporation, each Series I Share shall, after such reclassification, change, amalgamation, consolidation, merger, statutory arrangement or sale, be convertible into the number of shares or other securities or property of the Corporation, or such continuing, successor or purchasing corporation, as the case may be, to which a holder of the number of Common Shares as would have been issued if such Series I Shares had been converted immediately prior to such reclassification, change, amalgamation, consolidation, merger, statutory arrangement or sale would have been entitled upon such reclassification, change, amalgamation, merger, statutory arrangement or sale. The Board of Directors may accept the certificate of any firm of independent chartered accountants (who may be the auditors of the Corporation) as to the foregoing calculation, and the Board of Directors may determine such entitlement on the basis of such certificate. Any such determination shall be conclusive and binding on the Corporation, the transfer agent for the Series I Shares and the holders of the Series I Shares. No such reclassification, change, amalgamation, consolidation, merger, statutory arrangement or sale shall be carried into effect unless, in the opinion of the Board of Directors, all necessary steps shall have been taken to ensure that the holders of the Series I Shares shall thereafter be entitled to receive such number of shares or other securities or properties of the Corporation, or such continuing, successor or purchasing corporation, as the case may be, subject to adjustment thereafter in accordance with provisions similar, as nearly as may be, to those contained in this Article 7.00.

7.07 No adjustment of the Current Conversion Price shall be made in any case in which the resulting increase or decrease in the Current Conversion Price would be less than 1% of the then Current Conversion Price, but in such case any adjustment that would otherwise have been required then to be made shall be carried forward and made at the time of, and together with, the next subsequent adjustment to the Current Conversion Price which together with any and all such adjustments so carried forward, shall result in an increase or de crease in the Current Conversion Price by not less than 1%

7.08 No adjustments of the Current Conversion Price shall be made pursuant to subparagraphs 7.05(b) or 7.05(c) in respect of any rights, options or warrants if identical rights, options or warrants are issued to the holders of the Series I Shares as though and to the same effect as if they had converted their Series I Shares into Common Shares prior to the issue of such rights, options or warrants.

7.09 In any case in which this Article 7.00 shall require that an adjustment shall become effective immediately after a record date for an event referred to herein, the Corporation may defer, until the occurrence of such event, issuing to the holder of any Series I Shares converted after such record date and before the occurrence of such event the additional Common Shares issuable upon such conversion by reason of the adjustment required by such event in addition to the Common Shares issuable upon such conversion before giving effect to such adjustment, provided however, that the Corporation shall deliver to such holder an appropriate instrument evidencing such holder’s right to receive such additional Common Shares upon the occurrence of the event requiring such adjustment and the right to receive any distributions on such additional Common Shares declared in favor of holders or record of Common Shares on or after the relevant date of conversion.

7.10 Forthwith after any adjustment of the Current Conversion Price under paragraph 7.05, the Corporation shall file with its transfer agent for the Series I Shares a certificate for the Corporation setting fort the details of the adjustment and the resulting adjusted Current Conversion Basis. The transfer agent shall be under no duty to make any investigation or inquiry as to the statements contained in any such certificate of the Corporation or the manner in which any computation was made, but the transfer agent may accept such certificate as conclusive evidence of the statements therein contained and shall be fully protected with respect to any and all acts done or actions taken or suffered by it in reliance thereon. The Corporation shall exhibit a copy of such certificate of the Corporation from time to time to any holder of Series I Shares desiring to inspect the same, and shall give notice of any such adjustment of the Current Conversion Price and the resulting adjustment of the Current Conversion Basis to the holders of he Series I Shares in the manner provided in Ariticle11.00. The Corporation may retain a firm of independent chartered accountants (who may be the auditors of the Corporation) to make any computation required under paragraph 7.05 and any computation so made shall be final and binding on the Corporation, the transfer agent for the Series I Shares and the holders of the Series I Shares. Such firm of independent chartered accountants may as to any question of law, request and rely upon an opinion of counsel (who may be counsel for the Corporation).

7.11 Upon the surrender of any Series I Shares for conversion, the number of full Common Shares issuable upon conversion thereof shall be computed on the basis of the aggregate number of such Series I Shares to be converted; in any case where a fraction of a Common Share is involved the Corporation shall issue an additional Common Share.

7.12 The issuance of certificates for Common Shares upon the conversion of Series I Shares shall be made without charge to the holders of the Series I Shares so converted for any fee or tax imposed on the Corporation in respect of the issuance of such certificates or the Common Shares represented thereby; provided that the Corporation shall mot be required to pay any tax which may be imposed upon the person or persons to whom such Common Shares are issued in respect of the issuance of such Common Shares or the certificates therefore or which may be payable in respect of any transfer involved in the issuance and delivery of any such certificate in a name or names other than that of the holder of the Series I Shares converted, and the Corporation shall not be required to issue or deliver such certificate unless the person or persons requesting the issuance thereof shall have paid to the Corporation the amount of such tax or shall have established to the satisfaction of the Corporation that such tax has been paid.

7.13 The Corporation shall give to the holders of Series I Shares at least 15 days notice of the record date fixed for, or the effective date for, any action which the Corporation intends to take which would require an adjustment to the Current Conversion Price pursuant to paragraph 7.05 (other than the subdivision or consolidation or the outstanding Common Shares of the Corporation). Any such notice shall be sufficiently given if given in accordance with the provisions of Article 11.00 or otherwise, if necessary, to comply with the regulations of The Toronto Stock Exchange, or, if the Common Shares are not then listed on The Toronto Stock Exchange, of any recognized stock exchange upon which the Common Shares of the Corporation are listed from time to time in force with respect to required disclosures to the public by corporations whose securities are listed on such exchange.

8.0	NO PRE-EMPTIVE RIGHTS

8.01 Holders of Series I Shares shall not be entitled as of right to subscribe for or purchase or receive any shares, bonds, debentures or other securities of the Corporation now or hereafter authorized, except as provided for in these provisions.

9.0	RESTRICTIONS

9.01 So long as any Series I Shares are outstanding the Corporation shall not, without approval of the holders of the Series I Shares:

(a)	declare, pay or set aside for payment any dividends on any shares of the Corporation ranking on a parity with or junior to the Series I Shares with respect to payment of dividends;

(b)	call for redemption, redeem, purchase or otherwise retire or make any capital distribution in respect of any shares of the Corporation ranking junior to or on a parity with the Series I Shares with respect to distribution of assets in the event of liquidation, dissolution or winding-up of the Corporation or with respect to payment of dividends;

(c)	call for redemption, redeem, purchase or retire or otherwise pay off less than all of the Series I Shares

(d)	issue any shares of a class ranking in priority of or on a parity with the Series I Shares; or

(e)	set aside any money or make any payments for any sinking fund or other retirement fund applicable to any shares of the Corporation ranking junior to or on a parity with the Series I Shares,

unless all dividends, up to and including the dividends for the last completed period for which dividends shall be payable, shall have been declared and paid or set apart for payment in respect of the Series I Shares and all other shares ranking on a parity with or in priority to the Series I Shares.

10.0	APPROVAL BY HOLDERS OF SERIES I SHARES

10.01 For the purposes hereof, any consent or approval given by the holders of Series I Shares shall be deemed to have been sufficiently given if it shall have been given in writing by the holders of all the outstanding Series I Shares or by a resolution passed at a meeting of holders of Series I Shares duly called an held upon not less than 21 days notice to the holders and carried by the affirmative vote of not less than two-thirds of the votes cast at such meeting. For the purposes of such meeting, two holders of Series I Shares present in person or represented by duly appointed proxy representing not less than 25% of the then issued and outstanding Series I Shares shall constitute a quorum. If at any such meeting a quorum is not present within one-half hour after the time appointed for such meeting, then the meeting shall be adjourned to such date not less than 21 nor more than 28 days thereafter and to such time and place as may be designated by the chairman, and not less than 10 days written notice shall be given of such adjourned meeting. At such adjourned meeting the holders of Series I Shares present or represented by proxy may transact the business for which the meeting was originally convened and a resolution passed thereat by the affirmative vote of not less than two-thirds of the votes cast at such meeting shall constitute the consent or approval of the holders of Series I Shares. On every poll taken at every meeting every holder of Series I Shares shall be entitled to one vote in respect of each Series I Share held.

11.0	NOTICES

11.01 Any notice required to be given under the provisions attaching to the Series I Shares to the holders thereof shall be given by posting the same in a postage paid envelope addressed to each holder at the last address of such holder as it appears on the books of the Corporation or in the event of the address of any such holder not so appearing, then to the address of such holder last known to the Corporation; provided that accidental failure or omission to give any notice as aforesaid to one or more of such holders shall not invalidate any action or proceeding founded thereon. In the event of a threatened or actual disruption in the mail service, notice as aforesaid shall be given to registered holders of Series I Shares by means of publication once a week for two successive weeks in a daily newspaper of general circulation in each of the cities of Toronto, Saskatoon, Winnipeg, Calgary and Vancouver. Publication in each week in each newspaper shall be made within a period of seven days of publication in each other newspaper. If at any time any notice is required under the provisions of this paragraph 11.01 to be published in a particular city and no newspaper of general circulation is then being published and circulated on a weekly or more often basis in that city, the Corporation shall not be required to publish in that city. Any notice given by mail shall be deemed to be given on the day on which it is mailed. Any notice given by publication shall be deemed to be given on the day on which the first publication is completed in all of the cities in which publication is required.

12.0	INCOME TAX ELECTION

Assuming that the Notice of Ways and Means Motion tabled in the House of Commons on June 18, 1987 in connection with the White Paper on Tax Reform is enacted substantially in the form proposed, the Corporation shall elect under subsection 191.2(1) of the Income Tax Act (Canada) and shall file the election, in prescribed form, with the Minister of National Revenue within the time provided for in the said subsection 191.2(1).

SCHEDULE “A” TO THE RESTATED ARTICLES OF INCORPORATION OF CLAUDE RESOURCES INC./LES RESOURCES CLAUDE INC.

The share capital of the Corporation shall consist of:

(a)	an unlimited number of common voting shares without nominal or par value;
(b)	an unlimited number of First Preferred Shares issuable in series with the issue price per share of the shares of each series to be fixed by the Board of Directors, without limitation as to the aggregate amount of the consideration for which all the First Preferred Shares or any series thereof may be issued; and
(c)	an unlimited number of Second Preferred Shares issuable in series with the issue price per share of the shares of each series to be fixed by the Board of Directors, without limitation as to the aggregate amount of the consideration for which all the Second Preferred Shares or any series thereof may be issued.

The First Preferred Shares, as a class, shall carry and be subject to the following rights, privileges, restrictions and conditions:

1.	Director’s Right to Issue in One or More Series

The First Preferred Shares may at any time or from time to time be issued in one (1) or more series, each series to consist of such number of shares as may before the issue thereof be determined by the directors; the directors of the Corporation may (subject as hereinafter provided) by resolution fix, from time to time before the issue thereof, the designation, rights, privileges, restrictions and conditions attaching to the shares of each such series including, without limiting the generality of the foregoing, the issue price, the rate, amount or method of calculation of preferential dividends (if any) and whether such rate, amount or method of calculation shall be subject to change or adjustment in the future, the date of payment thereof, the redemption and/or purchase prices and terms and conditions of redemption and/or purchase, conversion rights (if any), voting rights, (if any), any sinking fund or other provisions and the rights of retraction, (if any), vested in the holders of First Preferred Shares of any such series and the prices and the other terms and conditions of any rights of retraction and whether any additional rights of retraction may be vested in such holders in the future, the whole subject to the following provisions and to the issue of Articles of Amendment setting forth such designation, issue price, rights, privileges, restrictions and conditions attaching to the shares of each series.

2.	Ranking of First Preferred Shares

The First Preferred Shares of each series shall rank on a parity with the First Preferred Shares of every other series with respect to priority in payment of dividends, (if any) and in the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purposes of winding-up its affairs, When any dividends or amounts payable on a repayment of capital are not paid in full, the First Preferred Shares of all series shall participate ratably in respect of such dividends, including accumulations, if any, in accordance with the sums that would be payable on such shares if all such dividends were declared and paid in full and on any repayment of capital in accordance with the sums that would be payable on such repayment of capital if all sums so payable were paid in full; provided, however, that in the event of there being insufficient assets to satisfy in full all such claims as aforesaid, the claims of the holders of such shares with respect to return of capital shall first be paid and satisfied and any assets remaining thereafter shall be applied towards the payment and satisfaction of claims in respect of dividends

The First Preferred Shares shall be entitled to preference over the common shares of the Corporation and over any other shares ranking junior to the First Preferred Shares with respect to payment of dividends, (if any) and distribution of assets in the event of liquidation, dissolution or winding-up of the corporation whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs and may also be given such other preferences over the common shares of the Corporation and over any other shares ranking junior to the First Preferred Shares authorized to be issued. Nothing in this paragraph shall limit the right of the Corporation to pay a dividend on its common shares to the holders of its common shares or any other shares ranking junior to the First Preferred Shares without participation therein by the holders of the First Preferred Shares.

3.	No Pre-Emptive Rights

The holders of the First Preferred Shares shall not be entitled as such to subscribe for, purchase or receive any part of any issue of shares, bonds, debentures or other securities of the Corporation now or hereafter authorized, or any rights to acquire the same, otherwise than in accordance with the conversion, exchange or other rights, if any, which may from time to time be attached to any series of the First Preferred Shares.

The Second Preferred Shares, as a class, shall carry and be subject to the following rights, privileges, restrictions and conditions:

1.	Director’s Right to Issue in One or More Series

The Second Preferred Shares may at any time or from time to time be issued in one (1) or more series, each series to consist of such number of shares as may before the issue thereof be determined by the directors; the directors of the Corporation may (subject as hereinafter provided) by resolution fix, from time to time before the issue thereof, the designation, rights, privileges, restrictions and conditions attaching to the shares of each such series including, without limiting the generality of the foregoing, the issue price, the rate, amount or method of calculation of preferential dividends (if any) and whether such rate, amount or method of calculation shall be subject to change or adjustment in the future, the date of payment thereof, the redemption and/or purchase prices and terms and conditions of redemption and/or purchase, conversion rights (if any), voting rights, (if any), any sinking fund or other provisions and the rights of retraction, (if any), vested in the holders of Second Preferred Shares of any such series and the prices and the other terms and conditions of any rights of retraction and whether any additional rights of retraction may be vested in such holders in the future, the whole subject to the following provisions and to the issue of Articles of Amendment setting forth such designation, issue price, rights, privileges, restrictions and conditions attaching to the shares of each series.

2.	Ranking of Second Preferred Shares

The Second Preferred Shares shall rank junior to the First Preferred Shares of the Corporation with the respect to payment of dividends, (if any), and distribution of assets in the event of liquidation, dissolution or winding-up of the Corporation whether voluntary or involuntary or any other distribution of the assets of the Corporation amongst its shareholders for the purposes of winding-up its affairs and shall be subject to any preferences and other rights, privileges, restrictions and conditions which are attached to the First Preferred Shares as a class, to any other class of shares of the Corporation that ranks senior to the Second Preferred Shares with respect to priority in the payment of dividends or liquidation distributions, and to each series of First Preferred Shares and of any other senior ranking class of shares created hereafter.

The Second Preferred Shares of each series shall rank on a parity with the Second Preferred Shares of every other series with respect to priority in payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs. When any dividends or amounts payable on a repayment of capital are not paid in full, the Second Preferred Shares of all series shall participate ratably in respect of such dividends, including accumulations, if any, in accordance with the sums that would be payable on such shares if all such dividends were declared and paid in full and on any repayment of capital in accordance with the sums that would be payable on such repayment of capital if all sums so payable were paid in full; provided, however, that in the event of there being insufficient assets to satisfy in full all such claims as aforesaid, the claims of the holders of such shares with respect to return of capital shall first be paid and satisfied and any assets remaining thereafter shall be applied towards the payment and satisfaction of claims in respect of dividends.

The Second Preferred Shares shall be entitled to preference over the common shares of the Corporation and over any other shares ranking junior to the Second Preferred Shares with respect to payment of dividends and distribution of assets in the event of liquidation, dissolution or winding-up of the Corporation whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs and may also be given such other preferences over the common shares of the Corporation and over any other shares ranking junior to the Second Preferred Shares as may be determined in the case of each series of Second Preferred Shares authorized to be issued. Nothing in this paragraph shall limit the rights of the Corporation to pay a dividend in its common shares to the holders of its common shares or any other shares ranking junior to the Second Preferred Shares without participation therein by the holders of the Second Preferred Shares.

3.	No Pre-Emptive Rights

The holders of the Second Preferred Shares shall not be entitled as such to subscribe for, purchase or receive any part of any issue of shares, bonds, debentures or other securities of the Corporation now or hereafter authorized, or any rights to acquire the same, otherwise than in accordance with the conversion, exchange or other rights, if any, which may from time to time be attached to any series of the Second Preferred Shares.

PROVISIONS ATTACHING TO 7.5% CONVERTIBLE REDEEMABLE FIRST PREFERRED SHARES, SERIES I

The first series of the First Preferred Shares shall consist of 650,000 shares, which shall be designated as the “7.5% Convertible Redeemable First Preferred Shares, Series I” (the “Series I Shares”) and in addition to the rights, restrictions, conditions and limitations attached to the First Preferred Shares as a class, shall have attached thereto the following rights, restrictions, conditions and limitations:

1.0	DEFINITIONS

1.01 In these provisions attaching to the Series I Shares, including this paragraph, the following terms shall have the meanings hereinafter set forth:

(a)	“Common Shares” means the Common Shares of the Corporation as constituted on the date these provisions became effective or as subsequently consolidated or subdivided and any other share resulting from reclassification or change of such Common Shares or that the holders of such Common Shares are entitled to receive as a result of an amalgamation, consolidation, merger, statutory arrangement or sale, as referred to in paragraph 7.06;

(b)	“Basic Conversion Price” means the price per Common Share as provided in paragraph 7.04;

(c)	“Current Conversion Price” means as at any particular time the Basic Conversion Price unless an adjusted conversion price is in effect under the provision of paragraph 7.05 in which case it means such adjusted conversion price;

(d)	“Current Conversion Basis” means the number of Common Shares into which each Series I Share is convertible, which number is equal at any particular time to the result obtained (expressed to the nearest thousandth of a Common Share) by dividing the Current Conversion Price into $10.00;

(e)	“Current Market Price” per Common Share at any date means the price expressed in Canadian currency per share equal to the weighted average price at which the Common Share s have traded on The Toronto Stock Exchange during the period of 20 consecutive trading days ending on a date not earlier than the fifth day preceding such date. In the event the Common Shares are not listed on The Toronto Stock Exchange on such date, but are listed on another stock exchange or other stock exchanges the foregoing reference to The Toronto Stock Exchange shall be deemed to be reference to such other stock exchange, or, if more than one, to such one as shall be designated by the Board of Directors. In the event Common Shares are not listed on any stock exchange in Canada on such date the said “Current Market Price” shall be determined by the Board of Directors;

(f)	“Accrued and unpaid dividends” means an amount computed at the rate of dividend attaching to the Series I Shares as though dividends on such shares had been accruing on a day to day basis from the date of issue to the date to which the computation of accrued dividends is to be made, after deducting all dividend payments made on such shares; and

(g)	“Dividends paid in the ordinary course” means cash dividends to the extent that the aggregate amount of cash dividends paid by the Corporation on its Common Shares in any fiscal year of the Corporation does not exceed the greater of:

i.	100% of the aggregate net income of the Corporation plus depletion, depreciation and amortization for the immediately preceding fiscal year as disclosed in the Corporation’s financial statements, less cash dividends paid on any of its Common Shares during such immediately preceding fiscal year of the Corporation; or
ii.	200% of the total amount of dividends paid by the Corporation on its Common Shares in such immediately preceding fiscal year.

2.0	STATED VALUE

2.01 The Series I Shares of the Corporation shall have a stated value for stated capital account purposes of $10.00 each.

3.0	LIQUIDATION

3.01 In the event of the liquidation, dissolution or winding-up of the Corporation or other distribution of assets or property of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Series I Shares shall be entitled to receive $10.00 per such share, together with an amount equal to all accrued and unpaid dividends thereon to and including the date of payment whether or not such dividends have been declared and whether or not the Corporation has monies properly applicable to the payment of dividends. The holders of Series I Shares shall be entitled to be paid all such amounts before any assets or property of the Corporation shall be distributed to the holders of any Common Shares, or other shares of the capital of the Corporation ranking junior to the Series I Shares.

3.02 After payment to the holders of the Series I Shares of the amounts so payable to them, they shall not be entitled to share in any further distribution of the property or assets of the Corporation.

4.0	REDEMPTION

4.01 The Series I Shares are not redeemable on or prior to January 1, 1990. Thereafter and until January 1, 1991, if the Corporation shall have filed with the transfer agent for the Series I Shares on the day that the requisite notice of redemption is first given, a certificate of the Corporation certifying that the Current Market Price for the Common Shares on the business day preceding the date on which the notice of redemption is given was not less than 140% of the Current Conversion Price in effect on such date, the Corporation may redeem at any time all of the outstanding Series I Shares or, subject to the provisions of Article 9.00, from time to time any part thereof selected by lot in such manner as the Board of Directors may determine, or, if the Board of Directors so determines, pro rata, on payment of $10.00 for each such share to be redeemed, together with an amount equal to all accrued and unpaid dividends up to and including the date fixed for redemption whether or not such dividends have been declared and whether or not the Corporation has monies properly applicable to the payment of such dividends.

4.02 After January 1, 1991, and thereafter until January 1, 1993 if the Corporation shall have filed with the transfer agent for the Series I Shares on the day that the requisite notice of redemption is first given, a certificate of the Corporation certifying that the Current Market Price on the business day preceding the date on which the notice of redemption is given was not less than 125% of the Current Conversion Price in effect on such date, the Corporation may redeem at any time all of the outstanding Series I Shares or, subject to the provisions of Article 9.00, from time to time any part thereof selected by lot in such manner as the Board of Directors may determine, or, if the Board of Directors so determines, pro rata, on payment of $10.00 of each such Series I Share to be redeemed, together with an amount equal to all accrued an unpaid dividends up to and including the date fixed for redemption whether or not such dividends have been declared and whether or not the Corporation has monies properly applicable to the payment of such dividends.

4.03 After January 1, 1993, if the Corporation shall have filed with the transfer agent for the Series I Shares on the day that the requisite notice of redemption is first given, a certificate of the Corporation certifying that the Current Market Price on the business day preceding that date on which the notice of redemption is given was greater than 100% of the Current Conversion Price in effect on such date, the Corporation may redeem at any time all of the outstanding Series I Shares or, subject to the provisions of Article 9.00, from time to time any part thereof selected by lot in such manner as the Board of Directors may determines, or, if the Board of Directors so determines, pro rata, on payment of $10.00 for each such Series I Share to be redeemed, together with an amount equal to all accrued and unpaid dividends up to and including the date fixed for redemption, whether or not such dividends have been declared and whether or not the Corporation has monies properly applicable to the payment of such dividends.

4.04 On any redemption of Series I Shares under this Article 4.00, the Corporation shall give, in the manner provided in Article 11.00, at least 30 days prior notice to each person who, at the date of giving such notice, is the holder of Series I Shares to be redeemed, of the intention of the Corporation to redeem such shares. Such notice shall set out the amount payable on redemption, the date on which the redemption is to take place and, unless all the Series I Shares held by the holder to whom it is addressed are to be redeemed, shall also set out the number of such shares so held which are to be redeemed and, shall contain a brief statement of the conditions, as provided in Article 7.00, on which the Series I Shares may be converted into Common Shares of the Corporation, including a statement as to the then Current Conversion Price. On or after the date so specified for redemption, the Corporation shall pay or cause to be paid to each holder of Series I Shares to be redeemed the amount payable on redemption on presentation and surrender at any office of any transfer agent of the Corporation, or at any other place or places within Canada designated by such notice, of the certificate or certificates for such Series I Shares so called for redemption. Such payment shall be made by cheque payable at par at any branch in Canada of the Corporation’s bankers. If a part only of the Series I Shares represented by any certificate shall be redeemed, a new certificate for the balance shall be issued at the expense of the Corporation. From and after the date specified in any such notice, the Series I Shares called for redemption shall cease to be entitled to dividends and the holders thereof shall not be entitled to exercise any of the rights of shareholders in respect thereof unless payment of the amount payable on redemption shall not be duly made by the Corporation, in which case the rights of the holders shall remain unimpaired. At any time after the notice of redemption is given the Corporation shall have the right to deposit the amount payable on redemption of any or all Series I Shares called for redemption with any chartered bank or banks or with any trust company or trust companies in Canada named for such purpose in the notice of redemption to the credit of a special account or accounts in trust for the respective holders of such shares, to be paid to them respectively upon surrender to such banks or trust company or trust companies of the certificate or certificates representing the same. Upon such deposit or deposits being made, or upon the date fixed for redemption, whichever is later, such shares shall be deemed to be redeemed, and the rights of the holders of such shares shall be limited to receiving the proportion of the amounts so deposited applicable to their respective shares without interest. Any interest earned or otherwise received on such deposit or deposits shall belong to the Corporation.

4.05 Series I Shares which are redeemed or deemed to be redeemed in accordance with this Article 4.00 shall be and be deemed to be cancelled and shall not be reissued.

5.00	VOTING PROVISION

5.01 Subject to the provisions of the Canada Business Corporations Act (the “Act”), the holders of the Series I Shares shall not as such be entitled (except as hereinafter specifically provided) to receive notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting unless the Corporation from time to time shall fail to pay eight consecutive quarterly dividend payments in respect of the Series I Shares on the dates on which the same should be paid according to the provisions hereof whether or not such dividends have been declared and whether or not there are monies of the Corporation properly applicable to the payment of dividends. Thereafter, but only so long as any such dividends remain in arrears, the holders of the Series I Shares shall be entitled to receive notice of and to attend all meetings of shareholders of the Corporation (other than separate meetings of holder of another class or another series of a class of shares) shall be entitled to one vote in respect of each Series I Share held and shall be entitled to vote, together with holders of any other series of First Preferred Shares bearing similar rights to vote, to elect two directors.

6.0	DIVIDENDS

6.01 The holders of Series I Shares shall be entitled to receive fixed cumulative preferential cash dividends, as and when declared by the Board of Directors, out of monies properly applicable to the payment of dividends at a rate of $0.75 per share per annum, to accrue from the date of issue of the Series I Shares and the first dividend, if declared, shall be payable on March 31, 1988, thereafter dividends shall be payable in quarterly amounts of $0.1875 per share on June 30, September 30, December 31, and March 31 in each year. Dividends shall be paid by cheque payable at par in lawful money of Canada at any branch in Canada of the Corporation’s bankers. If on any dividend payable date the dividend payable on such date, is not paid in full on all of the Series I shares then outstanding, such dividend or the unpaid part thereof shall be paid on a subsequent date or dates prior to the payment of subsequent dividends, such date or dates to be determined by the Board of Directors after they have determined that the Corporation shall have sufficient monies properly applicable to the payment of dividends.

6.02 The Board of Directors is entitled in its discretion to determine with respect to any dividend on the Series I Shares that all holders of Series I Shares or all holders of Series I Shares resident in Canada, or resident in Canada and in specified jurisdictions outside Canada, shall have the right to elect to receive such dividend in the form of a stock dividend. The manner of distribution of any such stock dividend, the details of the implementation of any program or plan relating thereto and the determination of the value of the stock dividend shall be fixed and determined by the Board of Directors at or prior to the declaration thereof.

7.0	CONVERSION PRIVILEGE

7.01 A holder of Series I Shares has the right, at his option, at any time prior to the redemption of his Series I Shares to convert, subject to the terms and provisions hereof, such Series I Shares into fully paid and non-assessable Common Shares on the then Current Conversion Basis.

7.02 The conversion of Series I Shares may be effected by the surrender of the certificate or certificates representing the same at any time during usually business hours while such Series I Shares are outstanding at the option of the holder at any office of any transfer agent of the Corporation at which the Series I Shares are transferable, accompanied by, (i) payment or evidence of payment of the tax, (if any) payable as provided in paragraph 7.12, and (ii) a written instrument of surrender in form satisfactory to the Corporation duly executed by the registered holder or his attorney duly authorized in writing, which instrument shall, specify the number of Series I Shares which the holder desires to have converted. If less than all of the Series I Shares are presented by the certificate or certificates so surrendered are to be converted, the holder shall be entitled to receive, at the expense of the Corporation, a new certificate representing the Series I Shares comprised in the certificate or certificates surrendered as aforesaid which are not to be converted.

As promptly as practicable after the surrender of any Series I Shares for conversion, the Corporation shall issue and deliver, or cause to b delivered to or upon the written order of the holder of the Series I Shares so surrendered, a certificate or certificates issued in the name of, or in such name or names as may be directed by, such holder representing the number of Common Shares to which such holder is entitled. Such conversion shall be deemed to have been made at the close of business on the date such Series I Shares shall have been surrendered for conversion, so that the rights of the holder of such Series I Shares, as the holder thereof, shall cease at such time and the person or persons entitled to receive Common Shares upon such conversion shall be treated for all purposes as having become the holder or holders of record of such Common Shares at such time, and such conversion shall be on the Current Conversion Basis as at such time; provided that no such surrender on any date when the Corporation’s register of transfers of Common Shares shall be properly closed shall be effective to constitute the person or persons entitled to receive such Common Shares upon such conversion as the holder or holders of record of such Common Shares on such date, but such surrender shall be effective to constitute the person or persons entitled to receive such Common Shares as the holder or holders of record thereof for all purposes at, and such conversion shall be on the Current Conversion Basis as at the close of business on the next succeeding day on which such register of transfers is open. The date of surrender of any Series I Shares for conversion shall be deemed to be the date when the certificate or certificates representing such Series I Shares are received by a transfer agent of the Corporation.

7.03 The registered holder of any Series I Share on the record date for any dividend declared payable on such shares shall be entitled to such dividend notwithstanding that such shares are converted after such record date and before the payment date of such dividend and the registered holder of any Common Shares resulting from any conversion shall be entitled to rank equally with the registered holders of all other Common Shares in respect of all dividends declared payable to holders of Common Shares of record on any date on or after the date of conversion. Subject as aforesaid and subject to the provisions hereof, upon the conversion of any Series I Shares the Corporation shall make no payment or adjustment on account of any dividends on the Series I Shares so converted or on account of any dividends on the Common Shares issuable upon such conversion.

7.04 The Basic Conversion Price shall be $6.25 per Common Share so that, until adjusted as provided herein, the initial Current Conversion Basis shall be one and six-tenths Common Shares for each Series I Share.

7.05 The Current Conversion Price shall be subject to adjustment from time to time as follows:

(a)	In case the Corporation shall (i) subdivide its outstanding Common Shares into a greater number of shares, (ii) consolidate its outstanding Common Shares into a smaller number of shares, or (iii) issue Common Shares (or securities convertible into Common Shares) to all or substantially all of the holders of its Common Shares by way of a stock dividend (other than an issue of Common Shares to shareholders who exercise a right or an option to receive dividends in the form of Common Shares in lieu of receiving cash dividends paid in the ordinary course by the Corporation on its Common Shares), the Current Conversion Price in effect on the effective date of such subdivision or consolidation or on the record date for such issue of Common Shares (or securities convertible in Common Shares) by way of a stock dividend, as the case may be, shall be adjusted effective immediately after such effective date or such record date by multiplying the Current Conversion Price in effect on such effective date or record date by a fraction, the numerator of which shall be the number of Common Shares outstanding on such effective date or record date, and the denominator of which shall be the number of Common Shares outstanding after the completion of such subdivision, consolidation, or issue including in the case where securities convertible into Common Shares are issued, the maximum umber of Common Shares that would have been outstanding had such securities been converted into Common Shares on such record date; such adjustment shall be made successively whenever any event referred to in this subparagraph 7.05(a) shall occur; if all such convertible securities are not converted into Common Shares prior to the expiration of the conversion right, the Current Conversion Price shall be readjusted effective as at the date of such expiration based on the number of Common Shares actually delivered on exercise of such conversion right and any such issue of Common Shares by way of a stock dividend shall be deemed to have been made on the record date for the stock dividend for the purpose of calculating the number of outstanding Common Shares under subparagraphs 7.05(b) and 7.05(c).

(b)	In case the Corporation shall fix a record date for the issuance of rights, options or warrants to all or substantially all the holders of its outstanding Common Shares entitling them, for a period expiring not more than 45 days after such record date, to subscribe for or purchase Common Shares (or securities convertible into Common Shares) at a price per share (or having a conversion price per share) less than 95% of the Current Market Price of a Common Share on such record date, the Current Conversion Price shall be adjusted effective immediately after such record date so that it shall equal a price determined by multiplying the Current Conversion Price in effect on such record date by a fraction, of which the numerator shall be the aggregate of:

i.	the total number of Common Shares outstanding on such record date; plus

ii.	a number of Common Shares equal to the number arrived at by dividing the aggregate price of the total number of additional Common Shares offered for subscription or purchase (or the aggregate conversion price of the convertible securities so offered) by the Current Market Price of a Common Share on such record date;

and of which the denominator shall be the aggregate of:

i.	the total number of Common Shares outstanding on such record date; plus

ii.	the maximum number of additional Common Shares offered for subscription or purchase (or into which the convertible securities so offered are convertible);

any Common Shares owned by or held for the account of the Corporation shall be deemed not to be outstanding for the purpose of any such computation; such adjustment shall be made successively whenever such a record date referred to in this subparagraph 7.05(b) is fixed; to the extent that all such rights, options or warrants are not so issued or such rights, options or warrants are not exercised prior to the expiration thereof, the Current Conversion Price shall be readjusted immediately after the expiry date for the exercise of such rights, options or warrants to the Current Conversion Price which would then be in effect based upon the number of Common Shares (or securities convertible into Common Shares) actually delivered upon the exercise of such rights, options or warrants as the case may be.

(c)	In case the Corporation shall fix a record date for the making of a distribution (including a distribution by way of a stock dividend) to all or substantially all the holders of its outstanding Common Shares of (i) shares of any class other than Common Shares (excluding shares convertible into Common Shares referred to in subparagraph 7.05(a) hereof), or (ii) rights, options or warrants (excluding those referred to in subparagraph 7.05(b) hereof), or (iii) evidences of indebtedness (excluding indebtedness convertible into Common Shares referred to in subparagraph 7.05(a) hereof), or (iv) assets (excluding Common Shares issued by way of stock dividend and cash dividends paid in the ordinary course), then in each such case the Current Conversion Price shall be adjusted effective immediately after such record date so that it shall equal the price determined by multiplying the Current Conversion Price in effect on such record date by a fraction, of which the numerator shall be:

i.	The total number of Common Shares outstanding on such record date multiplied by the Current Market Price per Common Share on such record date; less

ii.	The fair market value (as determined by the Board of Directors, whose determination shall be conclusive) of such shares or rights, options or warrants or evidences or indebtedness or assets so distributed;

and of which the denominator shall be the total number of Common Shares outstanding on such record date multiplied by such Current Market Price per Common Share; any Common Shares owned by or held for the account of the Corporation shall be deemed not to be outstanding for the purpose of any such computation; such adjustment shall be made successively whenever such a record date referred to in this subparagraph 7.05(c) is fixed; to the extent that such distribution of shares, evidences of indebtedness or assets is not so made or to the extent that any rights, options or warrants so distributed are not exercised, the Current Conversion Price shall be readjusted to the Current Conversion Price which would then be in effect based upon such shares, evidences of indebtedness or assets actually distributed, or based upon the number of rights, options or warrants exercised as the case may be.

In this subparagraph 7.05(c) the term “cash dividends” shall include the value of any shares or other property distributed to shareholders who exercise a right or an option to receive substantially equivalent dividends in shares or other property in lieu of cash dividends.

7.06 In case of any reclassification of, or other change in (other than a change resulting only from consolidation or subdivision), the outstanding Common Shares, or in case of any amalgamation, consolidation, merger or statutory arrangement of the Corporation with or into any other corporation, or in case of any sale of the properties and assets of the Corporation as, or substantially as, an entirety to any other corporation, each Series I Share shall, after such reclassification, change, amalgamation, consolidation, merger, statutory arrangement or sale, be convertible into the number of shares or other securities or property of the Corporation, or such continuing, successor or purchasing corporation, as the case may be, to which a holder of the number of Common Shares as would have been issued if such Series I Shares had been converted immediately prior to such reclassification, change, amalgamation, consolidation, merger, statutory arrangement or sale would have been entitled upon such reclassification, change, amalgamation, merger, statutory arrangement or sale. The Board of Directors may accept the certificate of any firm of independent chartered accountants (who may be the auditors of the Corporation) as to the foregoing calculation, and the Board of Directors may determine such entitlement on the basis of such certificate. Any such determination shall be conclusive and binding on the Corporation, the transfer agent for the Series I Shares and the holders of the Series I Shares. No such reclassification, change, amalgamation, consolidation, merger, statutory arrangement or sale shall be carried into effect unless, in the opinion of the Board of Directors, all necessary steps shall have been taken to ensure that the holders of the Series I Shares shall thereafter be entitled to receive such number of shares or other securities or properties of the Corporation, or such continuing, successor or purchasing corporation, as the case may be, subject to adjustment thereafter in accordance with provisions similar, as nearly as may be, to those contained in this Article 7.00.

7.07 No adjustment of the Current Conversion Price shall be made in any case in which the resulting increase or decrease in the Current Conversion Price would be less than 1% of the then Current Conversion Price, but in such case any adjustment that would otherwise have been required then to be made shall be carried forward and made at the time of, and together with, the next subsequent adjustment to the Current Conversion Price which together with any and all such adjustments so carried forward, shall result in an increase or decrease in the Current Conversion Price by not less than 1%

7.08 No adjustments of the Current Conversion Price shall be made pursuant to subparagraphs 7.05(b) or 7.05(c) in respect of any rights, options or warrants if identical rights, options or warrants are issued to the holders of the Series I Shares as though and to the same effect as if they had converted their Series I Shares into Common Shares prior to the issue of such rights, options or warrants.

7.09 In any case in which this Article 7.00 shall require that an adjustment shall become effective immediately after a record date for an event referred to herein, the Corporation may defer, until the occurrence of such event, issuing to the holder of any Series I Shares converted after such record date and before the occurrence of such event the additional Common Shares issuable upon such conversion by reason of the adjustment required by such event in addition to the Common Shares issuable upon such conversion before giving effect to such adjustment, provided however, that the Corporation shall deliver to such holder an appropriate instrument evidencing such holder’s right to receive such additional Common Shares upon the occurrence of the event requiring such adjustment and the right to receive any distributions on such additional Common Shares declared in favor of holders or record of Common Shares on or after the relevant date of conversion.

7.10 Forthwith after any adjustment of the Current Conversion Price under paragraph 7.05, the Corporation shall file with its transfer agent for the Series I Shares a certificate for the Corporation setting fort the details of the adjustment and the resulting adjusted Current Conversion Basis. The transfer agent shall be under no duty to make any investigation or inquiry as to the statements contained in any such certificate of the Corporation or the manner in which any computation was made, but the transfer agent may accept such certificate as conclusive evidence of the statements therein contained and shall be fully protected with respect to any and all acts done or actions taken or suffered by it in reliance thereon. The Corporation shall exhibit a copy of such certificate of the Corporation from time to time to any holder of Series I Shares desiring to inspect the same, and shall give notice of any such adjustment of the Current Conversion Price and the resulting adjustment of the Current Conversion Basis to the holders of he Series I Shares in the manner provided in Ariticle11.00. The Corporation may retain a firm of independent chartered accountants (who may be the auditors of the Corporation) to make any computation required under paragraph 7.05 and any computation so made shall be final and binding on the Corporation, the transfer agent for the Series I Shares and the holders of the Series I Shares. Such firm of independent chartered accountants may as to any question of law, request and rely upon an opinion of counsel (who may be counsel for the Corporation).

7.11 Upon the surrender of any Series I Shares for conversion, the number of full Common Shares issuable upon conversion thereof shall be computed on the basis of the aggregate number of such Series I Shares to be converted; in any case where a fraction of a Common Share is involved the Corporation shall issue an additional Common Share.

7.12 The issuance of certificates for Common Shares upon the conversion of Series I Shares shall be made without charge to the holders of the Series I Shares so converted for any fee or tax imposed on the Corporation in respect of the issuance of such certificates or the Common Shares represented thereby; provided that the Corporation shall mot be required to pay any tax which may be imposed upon the person or persons to whom such Common Shares are issued in respect of the issuance of such Common Shares or the certificates therefore or which may be payable in respect of any transfer involved in the issuance and delivery of any such certificate in a name or names other than that of the holder of the Series I Shares converted, and the Corporation shall not be required to issue or deliver such certificate unless the person or persons requesting the issuance thereof shall have paid to the Corporation the amount of such tax or shall have established to the satisfaction of the Corporation that such tax has been paid.

7.13 The Corporation shall give to the holders of Series I Shares at least 15 days notice of the record date fixed for, or the effective date for, any action which the Corporation intends to take which would require an adjustment to the Current Conversion Price pursuant to paragraph 7.05 (other than the subdivision or consolidation or the outstanding Common Shares of the Corporation). Any such notice shall be sufficiently give if given in accordance with the provisions of Article 11.00 or otherwise, if necessary, to comply with the regulations of The Toronto Stock Exchange, or, if the Common Shares are not then listed on The Toronto Stock Exchange, of any recognized stock exchange upon which the Common Shares of the Corporation are listed from time to time in force with respect to required disclosures to the public by corporations whose securities are listed on such exchange.

8.0	NO PRE-EMPTIVE RIGHTS

8.01 Holders of Series I Shares shall not be entitled as of right to subscribe for or purchase or receive any shares, bonds, debentures or other securities of the Corporation now or hereafter authorized, except as provided for in these provisions.

9.0	RESTRICTIONS 9.01 So long as any Series I Shares are outstanding the Corporation shall not, without approval of the holders of the Series I Shares:

(a)	declare, pay or set aside for payment any dividends on any shares of the Corporation ranking on a parity with or junior to the Series I Shares with respect to payment of dividends;

(b)	call for redemption, redeem, purchase or otherwise retire or make any capital distribution in respect of any shares of the Corporation ranking junior to or on a parity with the Series I Shares with respect to distribution of assets in the event of liquidation, dissolution or winding-up of the Corporation or with respect to payment of dividends;

(c)	call for redemption, redeem, purchase or retire or otherwise pay off less than all of the Series I Shares

(d)	issue any shares of a class ranking in priority to or on a parity with the Series I Shares; or

(e)	set aside any money or make any payments for any sinking fund or other retirement fund applicable to any shares of the Corporation ranking junior to or on a parity with the Series I Shares,

unless all dividends, up to and including the dividends for the last completed period for which dividends shall be payable, shall have been declared and paid or set apart for payment in respect of the Series I Shares and all other shares ranking on a parity with or in priority to the Series I Shares.

10.0	APPROVAL BY HOLDERS OF SERIES I SHARES

10.01 For the purposes hereof, any consent or approval given by the holders of Series I Shares shall be deemed to have been sufficiently given if it shall have been given in writing by the holders of all the outstanding Series I Shares or by a resolution passed at a meeting of holders of Series I Shares duly called an held upon not less than 21 days notice to the holders and carried by the affirmative vote of not less than two-thirds of the votes cast at such meeting. For the purposes of such meeting, two holders of Series I Shares present in person or represented by duly appointed proxy representing not less than 25% of the then issued and outstanding Series I Shares shall constitute a quorum. If at any such meeting a quorum is not present within one-half hour after the time appointed for such meeting, then the meeting shall be adjourned to such date not less than 21 nor more than 28 days thereafter and to such time and place as may be designated by the chairman, and not less than 10 days written notice shall be given of such adjourned meeting. At such adjourned meeting the holders of Series I Shares present or represented by proxy may transact the business for which the meeting was originally convened and a resolution passed thereat by the affirmative vote of not less than two-thirds of the votes cast at such meeting shall constitute the consent or approval of the holders of Series I Shares. On every poll taken at every meeting every holder of Series I Shares shall be entitled to one vote in respect of each Series I Share held.

11.0	NOTICES

11.01 Any notice required to be given under the provisions attaching to the Series I Shares to the holders thereof shall be given by posting the same in a postage paid envelope addressed to each holder at the last address of such holder as it appears on the books of the Corporation or in the event of the address of any such holder not so appearing, then to the address of such holder last known to the Corporation; provided that accidental failure or omission to give any notice as aforesaid to one or more of such holders shall not invalidate any action or proceeding founded thereon. In the event of a threatened or actual disruption in the mail service, notice as aforesaid shall be given to registered holders of Series I Shares by means of publication once a week for two successive weeks in a daily newspaper of general circulation in each of the cities of Toronto, Saskatoon, Winnipeg, Calgary and Vancouver. Publication in each week in each newspaper shall be made within a period of seven days of publication in each other newspaper. If at any time any notice is required under the provisions of this paragraph 11.01 to be published in a particular city and no newspaper of general circulation is then being published and circulated on a weekly or more often basis in that city, the Corporation shall not be required to publish in that city. Any notice given by mail shall be deemed to be given on the day on which it is mailed. Any notice given by publication shall be deemed to be given on the day on which the first publication is completed in all of the cities in which publication is required.

12.0	INCOME TAX ELECTION

Assuming that the Notice of Ways and Means Motion tabled in the House of Commons on June 18, 1987 in connection with the White Paper on Tax Reform is enacted substantially in the form proposed, the Corporation shall elect under subsection 191.2(1) of the Income Tax Act (Canada) and shall file the election, in prescribed form, with the Minister of National Revenue within the time provided for in the said subsection 191.2(1).

SCHEDULE “A”

PROVISION ATTACHING TO 7.5% CONVERTIBLE REDEEMABLE FIRST PREFERED SHARES, SERIES I OF CLAUDE RESOURCES INC. (the “Corporation”)

The first series of the First Preferred Shares shall consist of 650,000 shares, which shall be designated as the “7.5% Convertible Redeemable First Preferred Shares, Series I” (the “Series I Shares”) and in addition to the rights, restrictions, conditions and limitations attached to the First Preferred Shares as a class, shall have attached thereto the following rights, restrictions, conditions and limitations:

1.0	DEFINITIONS

1.01 In these provisions attaching to the Series I Shares, including this paragraph, the following terms shall have the meanings hereinafter set forth:

(a)	“Common Shares” means the Common Shares of the Corporation as constituted on the date these provisions became effective or as subsequently consolidated or subdivided and any other share resulting from reclassification or change of such Common Shares or that the holders of such Common Shares are entitled to receive as a result of an amalgamation, consolidation, merger, statutory arrangement or sale, as referred to in paragraph 7.06;

(b)	“Basic Conversion Price” means the price per Common Share as provided in paragraph 7.04;

(c)	“Current Conversion Price” means as at any particular time the Basic Conversion Price unless an adjusted conversion price is in effect under the provision of paragraph 7.05 in which case it means such adjusted conversion price;

(d)	“Current Conversion Basis” means the number of Common Shares into which each Series I Share is convertible, which number is equal at any particular time to the result obtained (expressed to the nearest thousandth of a Common Share) by dividing the Current Conversion Price into $10.00;

(e)	“Current Market Price” per Common Share at any date means the price expressed in Canadian currency per share equal to the weighted average price at which the Common Share s have traded on The Toronto Stock Exchange during the period of 20 consecutive trading days ending on a date not earlier than the fifth day preceding such date. IN the event the Common Shares are not listed on The Toronto Stock Exchange on such date, but are listed on another stock exchange or other stock exchanges the foregoing reference to The Toronto Stock Exchange shall be deemed to be reference to such other stock exchange, or, if more than one, to such one as shall be designated by the Board of Directors. In the event Common Shares are not listed on any stock exchange in Canada on such date the said “Current Market Price” shall be determined by the Board of Directors;

(f)	“accrued and unpaid dividends” means an amount computed at the rate of dividend attaching to the Series I Shares as though dividends on such shares had been accruing on a day to day basis from the date of issue to the date to which the computation of accrued dividends is to be made, after deducting all dividend payments made on such shares; and

(g)	“dividends paid in the ordinary course” means cash dividends to the extent that the aggregate amount of cash dividends paid by the Corporation on its Common Shares in any fiscal year of the Corporation does not exceed the greater of:

i.	100% of the aggregate net income of the Corporation plus depletion, depreciation and amortization for the immediately preceding fiscal year as disclosed in the Corporation’s financial statements, less cash dividends paid on any of its Common Shares during such immediately preceding fiscal year of the Corporation; or

ii.	200% of the total amount of dividends paid by the Corporation on its Common Shares in such immediately preceding fiscal year.

2.0	STATED VALUE

2.01 The Series I Shares of the Corporation shall have a stated value for stated capital account purposes of $10.00 each.

3.0	LIQUIDATION

3.01 In the event of the liquidation, dissolution or winding-up of the Corporation or other distribution of assets or property of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Series I Shares shall be entitled to receive $10.00 per such share, together with an amount equal to all accrued and unpaid dividends thereon to and including the date of payment whether or not such dividends have been declared and whether or not the Corporation has monies properly applicable to the payment of dividends. The holders of Series I Shares shall be entitled to be paid all such amounts before any assets or property of the Corporation shall be distributed to the holders of any Common Shares, or other shares of the capital of the Corporation ranking junior to the Series I Shares.

3.02 After payment to the holders of the Series I Shares of the amounts so payable to them, they shall not be entitled to share in any further distribution of the property or assets of the Corporation.

4.0	REDEMPTION

4.01 The Series I Shares are not redeemable on or prior to January 1, 1990. Thereafter and until January 1, 1991, if the Corporation shall have filed with the transfer agent for the Series I Shares on the day that the requisite notice of redemption is first given, a certificate of the Corporation certifying that the Current Market Price for the Common Shares on the business day preceding the date on which the notice of redemption is given was not less than 140% of the Current Conversion Price in effect on such date, the Corporation may redeem at any time all of the outstanding Series I Shares or, subject to the provisions of Article 9.00, from time to time any part thereof selected by lot in such manner as the Board of Directors may determine, or, if the Board of Directors so determines, pro rata, on payment of $10.00 for each such share to be redeemed, together with an amount equal to all accrued and unpaid dividends up to and including the date fixed for redemption whether or not such dividends have been declared and whether or not the Corporation has monies properly applicable to the payment of such dividends.

4.02 After January 1, 1991, and thereafter until January 1, 1993 if the Corporation shall have filed with the transfer agent for the Series I Shares on the day that the requisite notice of redemption is first given, a certificate of the Corporation certifying that the Current Market Price on the business day preceding the date on which the notice of redemption is given was not less than 125% of the Current Conversion Price in effect on such date, the Corporation may redeem at any time all of the outstanding Series I Shares or, subject to the provisions of Article 9.00, from time to time any part thereof selected by lot in such manner as the Board of Directors may determine, or, if the Board of Directors so determines, pro rata, on payment of $10.00 of each such Series I Share to be redeemed, together with an amount equal to all accrued an unpaid dividends up to and including the date fixed for redemption whether or not such dividends have been declared and whether or not the Corporation has monies properly applicable to the payment of such dividends.

4.03 After January 1, 1993, if the Corporation shall have filed with the transfer agent for the Series I Shares on the day that the requisite notice of redemption is first given, a certificate of the Corporation certifying that the Current Market Price on the business day preceding that date on which the notice of redemption is given was greater than 100% of the Current Conversion Price in effect on such date, the Corporation may redeem at any time all of the outstanding Series I Shares or, subject to the provisions of Article 9.00, from time to time any part thereof selected by lot in such manner as the Board of Directors may determines, or, if the Board of Directors so determines, pro rata, on payment of $10.00 for each such Series I Share to be redeemed, together with an amount equal to all accrued and unpaid dividends up to and including the date fixed for redemption, whether or not such dividends have been declared and whether or not the Corporation has monies properly applicable to the payment of such dividends.

4.04 On any redemption of Series I Shares under this Article 4.00, the Corporation shall give, in the manner provided in Article 11.00, at least 30 days prior notice to each person who, at the date of giving such notice, is the holder of Series I Shares to be redeemed, of the intention of the Corporation to redeem such shares. Such notice shall set out the amount payable on redemption, the date on which the redemption is to take place and, unless all the Series I Shares held by the holder to whom it is addressed are to be redeemed, shall also set out the number of such shares so held which are to be redeemed and, shall contain a brief statement of the conditions, as provided in Article 7.00, on which the Series I Shares may be converted into Common Shares of the Corporation, including a statement as to the then Current Conversion Price. On or after the date so specified for redemption, the Corporation shall pay or cause to be paid to each holder of Series I Shares to be redeemed the amount payable on redemption on presentation and surrender at any office of any transfer agent of the Corporation, or at any other place or places within Canada designated by such notice, of the certificate or certificates for such Series I Shares so called for redemption. Such payment shall be made by cheque payable at par at any branch in Canada of the Corporation’s bankers. If a part only of the Series I Shares represented by any certificate shall be redeemed, a new certificate for the balance shall be issued at the expense of the Corporation. From and after the date specified in any such notice, the Series I Shares called for redemption shall cease to be entitled to dividends and the holders thereof shall not be entitled to exercise any of the rights of shareholders in respect thereof unless payment of the amount payable on redemption shall not be duly made by the Corporation, in which case the rights of the holders shall remain unimpaired. At any time after the notice of redemption is given the Corporation shall have the right to deposit the amount payable on redemption of any or all Series I Shares called for redemption with any chartered bank or banks or with any trust company or trust companies in Canada named for such purpose in the notice of redemption to the credit of a special account or accounts in trust for the respective holders of such shares, to be paid to them respectively upon surrender to such banks or trust company or trust companies of the certificate or certificates representing the same. Upon such deposit or deposits being made, or upon the date fixed for redemption, whichever is alter, such shares shall be deemed to be redeemed, and the rights of the holders of such shares shall be limited to receiving the proportion of the amounts so deposited applicable to their respective shares without interest. Any interest earned or otherwise received on such deposit or deposits shall belong to the Corporation.

4.05 Series I Shares which are redeemed or deemed to be redeemed in accordance with this Article 4.00 shall be and be deemed to be cancelled and shall not be reissued.

5.00	VOTING PROVISION

5.01 Subject to the provisions of the Canada Business Corporations Act (the “Act”), the holders of the Series I Shares shall not as such be entitled (except as hereinafter specifically provided) to receive notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting unless the Corporation from time to time shall fail to pay eight consecutive quarterly dividend payments in respect of the Series I Shares on the dates on which the same should be paid according to the provisions hereof whether or not such dividends have been declared and whether or not there are monies of the Corporation properly applicable to the payment of dividends. Thereafter, but only so long as any such dividends remain in arrears, the holders of the Series I Shares shall be entitled to receive notice of and to attend all meetings of shareholders of the Corporation (other than separate meetings of holder of another class or another series of a class of shares) shall be entitled to one vote in respect of each Series I Share held and shall be entitled to vote, together with holders of any other series of First Preferred Shares bearing similar rights to vote, to elect two directors.

6.0	DIVIDENDS

6.01 The holders of Series I Shares shall be entitled to receive fixed cumulative preferential cash dividends, as and when declared by the Board of Directors, out of monies properly applicable to the payment of dividends at a rate of $0.75 per share per annum, to accrue from the date of issue of the Series I Shares and the first dividend, if declared, shall be payable on March 31, 1988, thereafter dividends shall be payable in quarterly amounts of $0.1875 per share on June 30, September 30, December 31, and March 31 in each year. Dividends shall be paid by cheque payable at par in lawful money of Canada at any branch in Canada of the Corporation’s bankers. If on any dividend payable date the dividend payable on such date, is not paid in full on all of the Series I shares then outstanding, such dividend or the unpaid part thereof shall be paid on a subsequent date or dates prior to the payment of subsequent dividends, such date or dates to be determined by the Board of Directors after they have determined that the Corporation shall have sufficient monies properly applicable to the payment of dividends.

6.02 The Board of Directors is entitled in its discretion to determine with respect to any dividend on the Series I Shares that all holders of Series I Shares or all holders of Series I Shares resident in Canada, or resident in Canada and in specified jurisdictions outside Canada, shall have the right to elect to receive such dividend in the form of a stock dividend. The manner of distribution of any such stock dividend, the details of the implementation of any program or plan relating thereto and the determination of the value of the stock dividend shall be fixed and determined by the Board of Directors at or prior to the declaration thereof.

7.0	CONVERSION PRIVILEGE

7.01 A holder of Series I Shares has the right, at his option, at any time prior to the redemption of his Series I Shares to convert, subject to the terms and provisions hereof, such Series I Shares into fully paid and non-assessable Common Shares on the then Current Conversion Basis.

7.02 The conversion of Series I Shares may be effected by the surrender of the certificate or certificates representing the same at any time during usually business hours while such Series I Shares are outstanding at the option of the holder at any office of any transfer agent of the Corporation at which the Series I Shares are transferable, accompanied by, (i) payment or evidence of payment of the tax, (if any) payable as provided in paragraph 7.12, and (ii) a written instrument of surrender in form satisfactory to the Corporation duly executed by the registered holder or his attorney duly authorized in writing, which instrument shall, specify the number of Series I Shares which the holder desires to have converted. If less than all of the Series I Shares are presented by the certificate or certificates so surrendered are to be converted, the holder shall be entitled to receive, at the expense of the Corporation, a new certificate representing the Series I Shares comprised in the certificate or certificates surrendered as aforesaid which are not to be converted.

As promptly as practicable after the surrender of any Series I Shares for conversion, the Corporation shall issue and deliver, or cause to b delivered to or upon the written order of the holder of the Series I Shares so surrendered, a certificate or certificates issued in the name of, or in such name or names as may be directed by, such holder representing the number of Common Shares to which such holder is entitled. Such conversion shall be deemed to have been made at the close of business on the date such Series I Shares shall have been surrendered for conversion, so that the rights of the holder of such Series I Shares, as the holder thereof, shall cease at such time and the person or persons entitled to receive Common Shares upon such conversion shall be treated for all purposes as having become the holder or holders of record of such Common Shares at such time, and such conversion shall be on the Current Conversion Basis as at such time; provided that no such surrender on any date when the Corporation’s register of transfers of Common Shares shall be properly closed shall be effective to constitute the person or persons entitled to receive such Common Shares upon such conversion as the holder or holders of record of such Common Shares on such date, but such surrender shall be effective to constitute the person or persons entitled to receive such Common Shares as the holder or holders of record thereof for all purposes at, and such conversion shall be on the Current Conversion Basis as at the close of business on the next succeeding day on which such register of transfers is open. The date of surrender of any Series I Shares for conversion shall be deemed to be the date when the certificate or certificates representing such Series I Shares are received by a transfer agent of the Corporation.

7.03 The registered holder of any Series I Share on the record date for any dividend declared payable on such shares shall be entitled to such dividend notwithstanding that such shares are converted after such record date and before the payment date of such dividend and the registered holder of any Common Shares resulting from any conversion shall be entitled to rank equally with the registered holders of all other Common Shares in respect of all dividends declared payable to holders of Common Shares of record on any date on or after the date of conversion. Subject as aforesaid and subject to the provisions hereof, upon the conversion of any Series I Shares the Corporation shall make no payment or adjustment on account of any dividends on the Series I Shares so converted or on account of any dividends on the Common Shares issuable upon such conversion.

7.04 The Basic Conversion Price shall be $6.25 per Common Share so that, until adjusted as provided herein, the initial Current Conversion Basis shall be one and six-tenths Common Shares for each Series I Share.

7.05 The Current Conversion Price shall be subject to adjustment from time to time as follows:

(a)	In case the Corporation shall (i) subdivide its outstanding Common Shares into a greater number of shares, (ii) consolidate its outstanding Common Shares into a smaller number of shares, or (iii) issue Common Shares (or securities convertible into Common Shares) to all or substantially all of the holders of its Common Shares by way of a stock dividend (other than an issue of Common Shares to shareholders who exercise a right or an option to receive dividends in the form of Common Shares in lieu of receiving cash dividends paid in the ordinary course by the Corporation on its Common Shares), the Current Conversion Price in effect on the effective date of such subdivision or consolidation or on the record date for such issue of Common Shares (or securities convertible in Common Shares) by way of a stock dividend, as the case may be, shall be adjusted effective immediately after such effective date or such record date by multiplying the Current Conversion Price in effect on such effective date or record date by a fraction, the numerator of which shall be the number of Common Shares outstanding on such effective date or record date, and the denominator of which shall be the number of Common Shares outstanding after the completion of such subdivision, consolidation, or issue including in the case where securities convertible into Common Shares are issued, the maximum umber of Common Shares that would have been outstanding had such securities been converted into Common Shares on such record date; such adjustment shall be made successively whenever any event referred to in this subparagraph 7.05(a) shall occur; if all such convertible securities are not converted into Common Shares prior to the expiration of the conversion right, the Current Conversion Price shall be readjusted effective as at the date of such expiration based on the number of Common Shares actually delivered on exercise of such conversion right and any such issue of Common Shares by way of a stock dividend shall be deemed to have been made on the record date for the stock dividend for the purpose of calculating the number of outstanding Common Shares under subparagraphs 7.05(b) and 7.05(c).

(b)	In case the Corporation shall fix a record date for the issuance of rights, options or warrants to all or substantially all the holders of its outstanding Common Shares entitling them, for a period expiring not more than 45 days after such record date, to subscribe for or purchase Common Shares (or securities convertible into Common Shares) at a price per share (or having a conversion price per share) less than 95% of the Current Market Price of a Common Share on such record date, the Current Conversion Price shall be adjusted effective immediately after such record date so that it shall equal a price determined by multiplying the Current Conversion Price in effect on such record date by a fraction, of which the numerator shall be the aggregate of:

i.	the total number of Common Shares outstanding on such record date; plus

ii.	a number of Common Shares equal to the number arrived at by dividing the aggregate price of the total number of additional Common Shares offered for subscription or purchase (or the aggregate conversion price of the convertible securities so offered) by the Current Market Price of a Common Share on such record date;

and of which the denominator shall be the aggregate of:

i.	the total number of Common Shares outstanding on such record date; plus

ii.	the maximum number of additional Common Shares offered for subscription or purchase (or into which the convertible securities so offered are convertible);

any Common Shares owned by or held for the account of the Corporation shall be deemed not to be outstanding for the purpose of any such computation; such adjustment shall be made successively whenever such a record date referred to in this subparagraph 7.05(b) is fixed; to the extent that all such rights, options or warrants are not so issued or such rights, options or warrants are not exercised prior to the expiration thereof, the Current Conversion Price shall be readjusted immediately after the expiry date for the exercise of such rights, options or warrants to the Current Conversion Price which would then be in effect based upon the number of Common Shares (or securities convertible into Common Shares) actually delivered upon the exercise of such rights, options or warrants as the case may be.

(c)	In case the Corporation shall fix a record date for the making of a distribution (including a distribution by way of a stock dividend) to all or substantially all the holders of its outstanding Common Shares of (i) shares of any class other than Common Shares (excluding shares convertible into Common Shares referred to in subparagraph 7.05(a) hereof), or (ii) rights, options or warrants (excluding those referred to in subparagraph 7.05(b) hereof), or (iii) evidences of indebtedness (excluding indebtedness convertible into Common Shares referred to in subparagraph 7.05(a) hereof), or (iv) assets (excluding Common Shares issued by way of stock dividend and cash dividends paid in the ordinary course), then in each such case the Current Conversion Price shall be adjusted effective immediately after such record date so that it shall equal the price determined by multiplying the Current Conversion Price in effect on such record date by a fraction, of which the numerator shall be:

i.	the total number of Common Shares outstanding on such record date multiplied by the Current Market Price per Common Share on such record date; less

ii.	the fair market value (as determined by the Board of Directors, whose determination shall be conclusive) of such shares or rights, options or warrants or evidences or indebtedness or assets so distributed;

and of which the denominator shall be the total number of Common Shares outstanding on such record date multiplied by such Current Market Price per Common Share; any Common Shares owned by or held for the account of the Corporation shall be deemed not to be outstanding for the purpose of any such computation; such adjustment shall be made successively whenever such a record date referred to in this subparagraph 7.05(c) is fixed; to the extent that such distribution of shares, evidences of indebtedness or assets is not so made or to the extent that any rights, options or warrants so distributed are not exercised, the Current Conversion Price shall be readjusted to the Current Conversion Price which would then be in effect based upon such shares, evidences of indebtedness or assets actually distributed, or based upon the number of rights, options or warrants exercised as the case may be.

In this subparagraph 7.05(c) the term “cash dividends” shall include the value of any shares or other property distributed to shareholders who exercise a right or an option to receive substantially equivalent dividends in shares or other property in lieu of cash dividends.

7.06 In case of any reclassification of, or other change in (other than a change resulting only from consolidation or subdivision), the outstanding Common Shares, or in case of any amalgamation, consolidation, merger or statutory arrangement of the Corporation with or into any other corporation, or in case of any sale of the properties and assets of the Corporation as, or substantially as, an entirety to any other corporation, each Series I Share shall, after such reclassification, change, amalgamation, consolidation, merger, statutory arrangement or sale, be convertible into the number of shares or other securities or property of the Corporation, or such continuing, successor or purchasing corporation, as the case may be, to which a holder of the number of Common Shares as would have been issued if such Series I Shares had been converted immediately prior to such reclassification, change, amalgamation, consolidation, merger, statutory arrangement or sale would have been entitled upon such reclassification, change, amalgamation, merger, statutory arrangement or sale. The Board of Directors may accept the certificate of any firm of independent chartered accountants (who may be the auditors of the Corporation) as to the foregoing calculation, and the Board of Directors may determine such entitlement on the basis of such certificate. Any such determination shall be conclusive and binding on the Corporation, the transfer agent for the Series I Shares and the holders of the Series I Shares. No such reclassification, change, amalgamation, consolidation, merger, statutory arrangement or sale shall be carried into effect unless, in the opinion of the Board of Directors, all necessary steps shall have been taken to ensure that the holders of the Series I Shares shall thereafter be entitled to receive such number of shares or other securities or properties of the Corporation, or such continuing, successor or purchasing corporation, as the case may be, subject to adjustment thereafter in accordance with provisions similar, as nearly as may be, to those contained in this Article 7.00.

7.07 No adjustment of the Current Conversion Price shall be made in any case in which the resulting increase or decrease in the Current Conversion Price would be less than 1% of the then Current Conversion Price, but in such case any adjustment that would otherwise have been required then to be made shall be carried forward and made at the time of, and together with, the next subsequent adjustment to the Current Conversion Price which together with any and all such adjustments so carried forward, shall result in an increase or de crease in the Current Conversion Price by not less than 1%

7.08 No adjustments of the Current Conversion Price shall be made pursuant to subparagraphs 7.05(b) or 7.05(c) in respect of any rights, options or warrants if identical rights, options or warrants are issued to the holders of the Series I Shares as though and to the same effect as if they had converted their Series I Shares into Common Shares prior to the issue of such rights, options or warrants.

7.09 In any case in which this Article 7.00 shall require that an adjustment shall become effective immediately after a record date for an event referred to herein, the Corporation may defer, until the occurrence of such event, issuing to the holder of any Series I Shares converted after such record date and before the occurrence of such event the additional Common Shares issuable upon such conversion by reason of the adjustment required by such event in addition to the Common Shares issuable upon such conversion before giving effect to such adjustment, provided however, that the Corporation shall deliver to such holder an appropriate instrument evidencing such holder’s right to receive such additional Common Shares upon the occurrence of the event requiring such adjustment and the right to receive any distributions on such additional Common Shares declared in favor of holders or record of Common Shares on or after the relevant date of conversion.

7.10 Forthwith after any adjustment of the Current Conversion Price under paragraph 7.05, the Corporation shall file with its transfer agent for the Series I Shares a certificate for the Corporation setting fort the details of the adjustment and the resulting adjusted Current Conversion Basis. The transfer agent shall be under no duty to make any investigation or inquiry as to the statements contained in any such certificate of the Corporation or the manner in which any computation was made, but the transfer agent may accept such certificate as conclusive evidence of the statements therein contained and shall be fully protected with respect to any and all acts done or actions taken or suffered by it in reliance thereon. The Corporation shall exhibit a copy of such certificate of the Corporation from time to time to any holder of Series I Shares desiring to inspect the same, and shall give notice of any such adjustment of the Current

Conversion Price and the resulting adjustment of the Current Conversion Basis to the holders of he Series I Shares in the manner provided in Ariticle11.00. The Corporation may retain a firm of independent chartered accountants (who may be the auditors of the Corporation) to make any computation required under paragraph 7.05 and any computation so made shall be final and binding on the Corporation, the transfer agent for the Series I Shares and the holders of the Series I Shares. Such firm of independent chartered accountants may as to any question of law, request and rely upon an opinion of counsel (who may be counsel for the Corporation).

7.11 Upon the surrender of any Series I Shares for conversion, the number of full Common Shares issuable upon conversion thereof shall be computed on the basis of the aggregate number of such Series I Shares to be converted; in any case where a fraction of a Common Share is involved the Corporation shall issue an additional Common Share.

7.12 The issuance of certificates for Common Shares upon the conversion of Series I Shares shall be made without charge to the holders of the Series I Shares so converted for any fee or tax imposed on the Corporation in respect of the issuance of such certificates or the Common Shares represented thereby; provided that the Corporation shall mot be required to pay any tax which may be imposed upon the person or persons to whom such Common Shares are issued in respect of the issuance of such Common Shares or the certificates therefore or which may be payable in respect of any transfer involved in the issuance and delivery of any such certificate in a name or names other than that of the holder of the Series I Shares converted, and the Corporation shall not be required to issue or deliver such certificate unless the person or persons requesting the issuance thereof shall have paid to the Corporation the amount of such tax or shall have established to the satisfaction of the Corporation that such tax has been paid.

7.13 The Corporation shall give to the holders of Series I Shares at least 15 days notice of the record date fixed for, or the effective date for, any action which the Corporation intends to take which would require an adjustment to the Current Conversion Price pursuant to paragraph 7.05 (other than the subdivision or consolidation or the outstanding Common Shares of the Corporation). Any such notice shall be sufficiently give if given in accordance with the provisions of Article 11.00 or otherwise, if necessary, to comply with the regulations of The Toronto Stock Exchange, or, if the Common Shares are not then listed on The Toronto Stock Exchange, of any recognized stock exchange upon which the Common Shares of the Corporation are listed from time to time in force with respect to required disclosures to the public by corporations whose securities are listed on such exchange.

8.0	NO PRE-EMPTIVE RIGHTS

8.01 Holders of Series I Shares shall not be entitled as of right to subscribe for or purchase or receive any shares, bonds, debentures or other securities of the Corporation now or hereafter authorized, except as provided for in these provisions.

9.0	RESTRICTIONS

9.01 So long as any Series I Shares are outstanding the Corporation shall not, without approval of the holders of the Series I Shares:

(a)	declare, pay or set aside for payment any dividends on any shares of the Corporation ranking on a parity with or junior to the Series I Shares with respect to payment of dividends;

(b)	call for redemption, redeem, purchase or otherwise retire or make any capital distribution in respect of any shares of the Corporation ranking junior to or on a parity with the Series I Shares with respect to distribution of assets in the event of liquidation, dissolution or winding-up of the Corporation or with respect to payment of dividends;

(c)	call for redemption, redeem, purchase or retire or otherwise pay off less than all of the Series I Shares;

(d)	issue any shares of a class ranking in priority of or on a parity with the Series I Shares; or

(e)	set aside any money or make any payments for any sinking fund or other retirement fund applicable to any shares of the Corporation ranking junior to or on a parity with the Series I Shares,

unless all dividends, up to and including the dividends for the last completed period for which dividends shall be payable, shall have been declared and paid or set apart for payment in respect of the Series I Shares and all other shares ranking on a parity with or in priority to the Series I Shares.

10.0	APPROVAL BY HOLDERS OF SERIES I SHARES

10.01 For the purposes hereof, any consent or approval given by the holders of Series I Shares shall be deemed to have been sufficiently given if it shall have been given in writing by the holders of all the outstanding Series I Shares or by a resolution passed at a meeting of holders of Series I Shares duly called an held upon not less than 21 days notice to the holders and carried by the affirmative vote of not less than two-thirds of the votes cast at such meeting. For the purposes of such meeting, two holders of Series I Shares present in person or represented by duly appointed proxy representing not less than 25% of the then issued and outstanding Series I Shares shall constitute a quorum. If at any such meeting a quorum is not present within one-half hour after the time appointed for such meeting, then the meeting shall be adjourned to such date not less than 21 nor more than 28 days thereafter and to such time and place as may be designated by the chairman, and not less than 10 days written notice shall be given of such adjourned meeting. At such adjourned meeting the holders of Series I Shares present or represented by proxy may transact the business for which the meeting was originally convened and a resolution passed thereat by the affirmative vote of not less than two-thirds of the votes cast at such meeting shall constitute the consent or approval of the holders of Series I Shares. On every poll taken at every meeting every holder of Series I Shares shall be entitled to one vote in respect of each Series I Share held.

11.0	NOTICES

11.01 Any notice required to be given under the provisions attaching to the Series I Shares to the holders thereof shall be given by posting the same in a postage paid envelope addressed to each holder at the last address of such holder as it appears on the books of the Corporation or in the event of the address of any such holder not so appearing, then to the address of such holder last known to the Corporation; provided that accidental failure or omission to give any notice as aforesaid to one or more of such holders shall not invalidate any action or proceeding founded thereon. In the event of a threatened or actual disruption in the mail service, notice as aforesaid shall be given to registered holders of Series I Shares by means of publication once a week for two successive weeks in a daily newspaper of general circulation in each of the cities of Toronto, Saskatoon, Winnipeg, Calgary and Vancouver. Publication in each week in each newspaper shall be made within a period of seven days of publication in each other newspaper. If at any time any notice is required under the provisions of this paragraph 11.01 to be published in a particular city and no newspaper of general circulation is then being published and circulated on a weekly or more often basis in that city, the Corporation shall not be required to publish in that city. Any notice given by mail shall be deemed to be given on the day on which it is mailed. Any notice given by publication shall be deemed to be given on the day on which the first publication is completed in all of the cities in which publication is required.

12.0	INCOME TAX ELECTION

Assuming that the Notice of Ways and Means Motion tabled in the House of Commons on June 18, 1987 in connection with the White Paper on Tax Reform is enacted substantially in the form proposed, the Corporation shall elect under subsection 191.2(1) of the Income Tax Act (Canada) and shall file the election, in prescribed form, with the Minister of National Revenue within the time provided for in the said subsection 191.2(1).

ARTICLES OF AMENDMENT Claude Resources Inc.

Article 3 of the Article of the Compay is amended to read as follows: The share capital of the Company shall consist of:

(a)	an unlimited number of common voting shares without nominal or par value;

(b)	an unlimited number of First Preferred Shares issuable in series with the issue price per share of the shares of each series to be fixed by the Board of Directors, without limitation as to the aggregate amount of the consideration for which all the First Preferred Shares or any series thereof may be issued; and

(c)	an unlimited number of Second Preferred Shares issuable in series with the issue price per share of the shares of each series to be fixed by the Board of Directors, without limitation as to the aggregate amount of the consideration for which all the Second Preferred Shares or any series thereof may be issued.

The First Preferred Shares, as a class, shall carry and be subject to the following rights, privileges, restrictions and conditions:

1. Director’s Right to Issue in One or More Series

The First Preferred Shares may at any time or from time to time be issued in one (1) or more series, each series to consist of such number of shares as may before the issue thereof be determined by the directors; the directors of the Corporation may (subject as hereinafter provided) by resolution fix, from time to time before the issue thereof, the designation, rights, privileges, restrictions and conditions attaching to the shares of each such series including, without limiting the generality of the foregoing, the issue price, the rate, amount or method of calculation of preferential dividends (if any) and whether such rate, amount or method of calculation shall be subject to change or adjustment in the future, the date of payment thereof, the redemption and/or purchase prices and terms and conditions of redemption and/or purchase, conversion rights (if any), voting rights, (if any), any sinking fund or other provisions and the rights of retraction, (if any), vested in the holders of First Preferred Shares of any such series and the prices and the other terms and conditions of any rights of retraction and whether any additional rights of retraction may be vested in such holders in the future, the whole subject to the following provisions and to the issue of Articles of Amendment setting forth such designation, issue price, rights, privileges, restrictions and conditions attaching to the shares of each series.

2. Ranking of First Preferred Shares

The First Preferred Shares of each series shall rank on a parity with the First Preferred Shares of every other series with respect to priority in payment of dividends, (if any) and in the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purposes of winding-up its affairs, When any dividends or amounts payable on a repayment of capital are not paid in full, the First Preferred Shares of all series shall participate ratably in respect of such dividends, including accumulations, if any, in accordance with the sums that would be payable on such shares if all such dividends were declared and paid in full and on any repayment of capital in accordance with the sums that would be payable on such repayment of capital if all sums so payable were paid in full; provided, however, that in the event of there being insufficient assets to satisfy in full all such claims as aforesaid, the claims of the holders of such shares with respect to return of capital shall first be paid and satisfied and any assets remaining thereafter shall be applied towards the payment and satisfaction of claims in respect of dividends

The First Preferred Shares shall be entitled to preference over the common shares of the Corporation and over any other shares ranking junior to the First Preferred Shares with respect to payment of dividends, (if any) and distribution of assets in the event of liquidation, dissolution or winding-up of the corporation whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs and may also be given such other preferences over the common shares of the Corporation and over any other shares ranking junior to the First Preferred Shares authorized to be issued. Nothing in this paragraph shall limit the right of the Corporation to pay a dividend on its common shares to the holders of its common shares or any other shares ranking junior to the First Preferred Shares without participation therein by the holders of the First Preferred Shares.

3. No Pre-Emptive Rights

The holders of the First Preferred Shares shall not be entitled as such to subscribe for, purchase or receive any part of any issue of shares, bonds, debentures or other securities of the Corporation now or hereafter authorized, or any rights to acquire the same, otherwise than in accordance with the conversion, exchange or other rights, if any, which may from time to time be attached to any series of the First Preferred Shares.

The Second Preferred Shares, as a class, shall carry and be subject to the following rights, privileges, restrictions and conditions:

1. Director’s Right to Issue in One or More Series

The Second Preferred Shares may at any time or from time to time be issued in one (1) or more series, each series to consist of such number of shares as may before the issue thereof be determined by the directors; the directors of the Corporation may (subject as hereinafter provided) by resolution fix, from time to time before the issue thereof, the designation, rights, privileges, restrictions and conditions attaching to the shares of each such series including, without limiting the generality of the foregoing, the issue price, the rate, amount or method of calculation of preferential dividends (if any) and whether such rate, amount or method of calculation shall be subject to change or adjustment in the future, the date of payment thereof, the redemption and/or purchase prices and terms and conditions of redemption and/or purchase, conversion rights (if any), voting rights, (if any), any sinking fund or other provisions and the rights of retraction, (if any), vested in the holders of Second Preferred Shares of any such series and the prices and the other terms and conditions of any rights of retraction and whether any additional rights of retraction may be vested in such holders in the future, the whole subject to the following provisions and to the issue of Articles of Amendment setting forth such designation, issue price, rights, privileges, restrictions and conditions attaching to the shares of each series.

2. Ranking of Second Preferred Shares

The Second Preferred Shares shall rank junior to the First Preferred Shares of the Corporation with the respect to payment of dividends, (if any), and distribution of assets in the event of liquidation, dissolution or winding-up of the Corporation whether voluntary or involuntary or any other distribution of the assets of the Corporation amongst its shareholders for the purposes of winding-up its affairs and shall be subject to any preferences and other rights, privileges, restrictions and conditions which are attached to the First Preferred Shares as a class, to any other class of shares of the Corporation that ranks senior to the Second Preferred Shares with respect to priority in the payment of dividends or liquidation distributions, and to each series of First Preferred Shares and of any other senior ranking class of shares created hereafter.

The Second Preferred Shares of each series shall rank on a parity with the Second Preferred Shares of every other series with respect to priority in payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs. When any dividends or amounts payable on a repayment of capital are not paid in full, the Second Preferred Shares of all series shall participate ratably in respect of such dividends, including accumulations, if any, in accordance with the sums that would be payable on such shares if all such dividends were declared and paid in full and on any repayment of capital in accordance with the sums that would be payable on such repayment of capital if all sums so payable were paid in full; provided, however, that in the event of there being insufficient assets to satisfy in full all such claims as aforesaid, the claims of the holders of such shares with respect to return of capital shall first be paid and satisfied and any assets remaining thereafter shall be applied towards the payment and satisfaction of claims in respect of dividends.

The Second Preferred Shares shall be entitled to preference over the common shares of the Corporation and over any other shares ranking junior to the Second Preferred Shares with respect to payment of dividends and distribution of assets in the event of liquidation, dissolution or winding-up of the Corporation whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs and may also be given such other preferences over the common shares of the Corporation and over any other shares ranking junior to the Second Preferred Shares as may be determined in the case of each series of Second Preferred Shares authorized to be issued. Nothing in this paragraph shall limit the rights of the Corporation to pay a dividend in its common shares to the holders of its common shares or any other shares ranking junior to the Second Preferred Shares without participation therein by the holders of the Second Preferred Shares.

3. No Pre-Emptive Rights

The holders of the Second Preferred Shares shall not be entitled as such to subscribe for, purchase or receive any part of any issue of shares, bonds, debentures or other securities of the Corporation now or hereafter authorized, or any rights to acquire the same, otherwise than in accordance with the conversion, exchange or other rights, if any, which may from time to time be attached to any series of the Second Preferred Shares.

CLAUDE RESOURCES INC.

BE IT ENACTED as a bylaw of the Corporation as follows:

SECTION ONE

INTERPRETATION

1.01	DEFINITIONS

In the bylaws of the Corporation, unless the context otherwise requires:

a.	“articles” means the articles attached to the certificate of incorporation dated March 26, 1980 of the Corporation as from time to time amended or restated;

b.	“board” means the board of directors of the Corporation;

c.	“by-laws” means this bylaw and all other bylaws of the Corporation from time to time in force and effect;

d.	“Corporation” means the corporation incorporated by certificate of incorporation under the Act named Claude Resources Inc.;

e.	“meeting of shareholders’ includes an annual meeting of shareholders and a special meeting of shareholders; “special meeting of shareholders” includes a meeting of any class of classes of shareholders and a special meeting of all shareholders entitled to vote at an annual meeting of shareholders;

f.	“non-business day” means Saturday, Sunday and any other day that is a holiday as defined in the Interpretation Act (Canada);

g.	“recorded address” means in the case of a shareholder his address as recorded in the securities register; and in the case joint shareholders the address appearing in the securities register in respect of such joint holding or the first address so appearing if there are more than one; and in the case of a director, officer, auditor or member of a committee of the board, his latest address as recorded in the records of the Corporation;

h.	“signing officer” means, in relation to any instrument, any person authorized to sign the same on behalf of the Corporation by section 2.04 or by a resolution passed pursuant thereto;

i.	“unanimous shareholder agreement” means a written agreement among all the shareholders of the Corporation, or among all such shareholders and a person who is not a shareholder, that restricts, in whole or in part, the powers of the directors to manage the business and affairs of the Corporation, as from time to time amended;

Save as aforesaid, words and expressions defined in the Act have the same meanings when used herein; and

Words importing the singular number include the plural and vice versa; words importing gender include the masculine, feminine and neuter genders; and words importing persons include individuals, bodies, corporate, partnerships, trusts and unincorporated organizations.

SECTION TWO

BUSINESS OF THE CORPORATION

2.01	Registered Office

Until changed in accordance with the Act, the registered office of the Corporation shall be at the City of Calgary in the Province of Alberta and at such location therein as the board may from time to time determine.

2.02	Corporate Seal

Until changed by the board, the corporate seal of the Corporation shall be in the form impressed hereon.

[SEAL]

2.03	Financial Year

Until changed by the board, the financial year of the Corporation shall end on the last day of March in each year.

2.04	Execution of Instruments

Deeds, transfers, assignments, contracts, obligations, certificates and other instruments may be signed on behalf of the Corporation by two persons, one of whom holds the office of chairman of the board, managing director, president, vice-president or director and the other of whom holds one of the said offices or the office of secretary, treasurer, assistant secretary of assistant treasurer or any other office created by bylaw or by resolution of the board. In addition, the board may from time to time direct the manner in which and the person or persons by whom any particular instrument or class of instruments may or shall be signed. Any signing officer may affix the corporate seal to any instrument requiring the same.

2.05	Banking Arrangements

The banking business of the Corporation including, without limitation, the borrowing of money and the giving of security therefore, shall be transacted with such banks, trust companies or other bodies corporate or organizations as may from time to time be designated by or under the authority of the board. Such banking business or any part thereof shall be transacted under such agreements, instructions and delegations of powers as the board may from time to time prescribe or authorize

2.06	Voting Rights In Other Bodies Corporate

The signing officers of the Corporation may execute and deliver proxies and arrange for the issuance of voting certificates or other evidence of the right to exercise the voting rights attaching to any securities held by the Corporation. Such instruments, certificates or other evidence shall be in favor of such person or persons as may be determined by the officers executing such proxies or arranging for the issuance of voting certificates or such other evidence of the right to exercise such voting rights. In addition, the board may from time to time direct the manner in which and the person or persons by whom any particular voting rights or class of voting rights may or shall be exercised.

SECTION THREE

BORROWING AND SECURITIES

3.01	Borrowing Power

Without limiting the borrowing powers of the Corporation as set forth in the Act, the board may from time to time:

h.	borrow money upon the credit of the Corporation

i.	issue, reissue, sell or pledge bonds, debentures, notes or other evidences or indebtedness of guarantee of the Corporation, whether secured or unsecured; and

j.	charge, mortgage, hypothecate, pledge or otherwise create a security interest in all or any currently owned or subsequently acquired real or personal, movable or immovable property of the Corporation, including book debts, rights, powers, franchises and undertaking, to secure any such bonds, debentures, notes or other evidences of indebtedness or guarantee or any other present or future indebtedness of liability of the Corporation

Nothing in this section limits or restricts the borrowing of money by the Corporation on bills of exchange or promissory notes made, drawn, accepted or endorsed by or on behalf of the Corporation.

3.02	Delegation

The board may from time to time delegate to such one or more of the directors and officers of the Corporation as may be designated by the board all or any of the powers conferred on the board by section 3.01 or by the Act to such extent and in such manner as the board shall determine at the time of each such delegation.

SECTION FOUR

DIRECTORS

4.01	Number of Directors and Quorum

Until changed in accordance with the Act, the board shall consist of not fewer than two and not more than seven directors. Subject to section 4.08, the quorum for the transaction of business at any meeting of the board shall consist of 2 directors or such greater number of directors as the board may from time to time determine.

4.02	Qualification

No person shall be qualified for election as a director if he is less than 18 years of age; if he is of unsound mind and has been so found by a court in Canada or elsewhere; if he is not an individual; or if he has the status of a bankrupt. A director need not be a shareholder. A majority of the directors shall be resident Canadians. At least two directors shall not be officers or employees of the Corporation or its affiliates.

4.03	Election and Term

The election of directors shall take place at each annual meeting of shareholders and all of the directors then in office shall retire, but, if qualified, shall be eligible for re-election. The number of directors to be elected at any such meeting shall be the number of directors then in office unless the directors or the shareholders otherwise determine. Where the shareholders adopt an amendment to the Articles to increase the minimum number of directors, the shareholders may, at the meeting at which they adopt the amendment, elect the additional number of directors authorized by the amendment. The election shall be by resolution. If an election of directors is not held at the proper time, the incumbent directors shall continue in office until their successors are elected.

4.04	Removal of Directors

Subject to the provisions of the Act, the shareholders may by resolution passed at a meeting specially called for such purpose remove any director from office and the vacancy created by such removal may be filled at the same meeting failing which it may be filled by the directors.

4.05	Vacation of Office

A director ceases to hold office when he dies; he is removed from office by the shareholders; he ceases to be qualified for election as a director, or his written resignation is sent or delivered to the Corporation, or, if a time is specified in such resignation, at the time so specified, whichever is later.

4.06	Vacancies

Subject to the Act, a quorum of the board may fill a vacancy in the board, except a vacancy resulting from an increase in the minimum number of directors or from a failure of the shareholders to elect the minimum number of directors. In the absence of a quorum of the board, or if the vacancy has arisen from a failure of the shareholders to elect the minimum number of directors, the board shall forthwith call a special meeting of shareholders to fill the vacancy. If the board fails to call such meeting or if there are no directors then in office, any shareholder may call the meeting.

4.07	Action by the Board

Subject to any unanimous shareholder agreement, the board shall manage the business and affairs of the Corporation. Subject to sections 4.08 and 4.09, the powers of the board may be exercised by a meeting at which the quorum is present or by resolution in writing signed by all the directors entitled to vote on that resolution at a meeting of the board. Where there is a vacancy in the board the remaining directors may exercise all the power of the board so long as a quorum remains in office.

4.08	Canadian Majority

The board shall not transact business at a meeting, other than filling a vacancy in the board, unless a majority of the directors present are resident Canadians, except where

a.	a resident Canadian director who is unable to be present approves in writing or by telephone or other communications facilities the business transacted at the meeting; and

b.	a majority of resident Canadians would have been present had that director been present at the meeting.

4.09	Meeting by Telephone

If all the directors of the Corporation consent, a director may participate in a meeting of the board or of a committee of the board by means of such telephone or other communications facilities as permit all persons participating in the meeting to hear each other, and a director participating in such a meeting by such means is deemed to be present at the meeting. Any such consent shall be effective whether given before or after the meeting to which it relates and may be given with respect to all meetings of the board and of committees of the board.

4.10	Place of Meetings

Meetings of the board may be held at any place in or outside Canada.

4.11	Calling of Meetings

Meetings of the board shall be held from time to time at such time and at such place as the board, the chairman of the board, the managing director, the president or any two directors may determine.

4.12	Notice of Meeting

Notice of the time and place of such meeting of the board shall be given in the manner provided in section12.01 to each director not less than 48 hours before the time when the meeting is to be held. A notice of a meeting of directors need not specify the purpose of or the business to be transacted at the meeting except where the Act requires such purpose or business to be specified, including, if required by the Act, any proposal to:

a.	submit to the shareholders any question or matter requiring approval of the shareholders;

b.	fill a vacancy among the directors or in the office of auditor;

c.	issue securities;

d.	declare dividends

e.	purchase, redeem or otherwise acquire shares issued by the Corporation;

f.	pay a commission for the sale of shares;

k.	approve a management proxy circular;

l.	approve a takeover bid circular or directors’ circular

m.	approve any annual financial statements; or

n.	adopt, amend or repeal bylaws

A director may in any manner waive notice of or otherwise consent to a meeting of the board.

4.13	First Meeting of New Board

Provided a quorum of directors is present, each newly elected board may without notice hold its first meeting immediately following the meeting of shareholders at which such board is elected.

4.14	Adjourned Meeting

Notice of an adjourned meeting of the board is not required if the time and place of the adjourned meeting is announced at the original meeting.

4.15	Regular Meetings

The board may appoint a day or days in any month or month’s for regular meetings of the board at a place and hour to be named. A copy of any resolution of the board fixing the place and time of such regular meetings shall be sent to each director forthwith after being passed, but no other notice shall be required for any such regular meeting except where the Act requires the purpose thereof or the business to be transacted thereat to be specified.

4.16	Chairman

The chairman of any meeting of the board shall be the first mentioned of such of the following officers as have been appointed and who is a director and is present at the meeting: chairman of the board, managing director, president, or a vice-president. If no such officer is present, the directors present shall choose one of their number to be chairman.

4.17	Votes to Govern

At all meetings of the board every question shall be decided by a majority of the votes cast on the question. In case of an equality of votes the chairman of the meeting shall be entitled to a second or casting vote.

4.18	Conflict of Interest

A director or officer who is a party to, or who is a director or officer of or has a material interest in any person who is a party to, a material interest in any person who is a party to, a material contract or proposed material contract with the Corporation shall disclose the nature and extent of his interest at the time and in the manner provided by the Act. Any such contract or proposed contract shall be referred to the board or shareholders for approval even if such contract is one that in the ordinary course of the Corporation’s business would not require approval by the board or shareholders, and a director interested in a contract so referred to the board shall not vote on any resolution to approve the same except as provided by the Act.

4.19	Remuneration and Expenses

Subject to any unanimous shareholder agreement, the directors shall be paid such remuneration for their service as the board may from time to time determine. The directors shall also be entitled to be reimbursed for traveling and other expenses properly incurred by them in attending meetings of the board or any committee thereof. Nothing herein contained shall preclude any director form serving the Corporation in any other capacity and receiving remuneration therefore.

SECTION FIVE

COMMITTEES

5.1	Committee of Directors

The board may appoint a committee of directors, however designated, and delegate to such committee any of the powers of the board except those which pertain to items which, under the Act, a committee of directors has no authority to exercise. A majority of the members of such committee shall be resident Canadians.

5.2	Transaction of Business

Subject to the provisions of Section 4.09, the powers of a committee of directors may be exercised by a meeting at which a quorum is present or by resolution in writing signed by all members of such committee who would have been entitled to vote on that resolution at a meeting of the committee. Meetings of such committee may be held at any place in or outside of Canada.

5.03	Advisory Committees

The board may from time to time appoint such other committees as it may deem advisable, but the functions of any such other committees shall be advisory only.

5.04	Procedure

Unless otherwise determined by the board, each committee shall have the power to fix its quorum at not less than a majority of its members, to elect its chairman and to regulate its procedure.

5.05	Audit Committee

If required by the Act the board shall elect annually from among the members an audit committee to be composed of not fewer than 3 directors of whom a majority shall not be officers or employees of the corporation or its affiliates. The audit committee shall have the powers and duties provided in the Act.

SECTION SIX

OFFICERS

6.01	Appointment

Subject to any unanimous shareholder agreement, the board may from time to time appoint a president, one or more vice-presidents (to which title may be added words indicating seniority or function), a secretary, a treasurer and such other officers as the board may determine, including one or more assistants to any of the officers so appointed. The board may specify the duties of and, in accordance with this by-law and subject to the provisions of the Act, delegate to such officers powers to manage the business and affairs of the Corporation. Subject to Section 6.02 and 6.03, an officer may but need not be a director and one person may hold more than one office.

6.02	Chairman of the Board

The board may from time to time also appoint a chairman of the board who shall be a director. If appointed, the board may assign to him any of the powers and duties that are by any provisions of this by-law assigned to the managing director or to the president, and he shall, subject to the provisions of the Act, have such other powers and duties as the board may specify. During the absence or disability of the chairman of the board, his duties shall be performed and his power exercised by the managing director, if any, or by the president.

6.03	Managing Director

The board may from time to time also appoint a managing director who shall be a resident Canadian and a director. If appointed, he shall be the chief executive officer and, subject to the authority of the board, shall have general supervision of the business and affairs of the Corporation; and he shall, subject to the provisions of the Act, have such other powers and duties as the board may specify. During the absence or disability of the president, or if no president has been appointed the managing director shall also have the powers and duties of that office.

6.04	President

If appointed, the president shall be the chief operating officer and subject to the authority of the board, shall have general supervision of the business of the Corporation; and he shall have such other powers and duties as the board may specify. During the absence or disability of the managing director, or if no managing director has been appointed, the president shall also have the powers and duties of that office.

6.05	Vice-President

A vice-president shall have such powers and duties as the board or the chief executive officer may specify.

6.06	Secretary

The secretary shall attend and be the secretary of all meetings of the board, shareholders and committees of the board and shall enter or cause to be entered in records kept for that purpose minutes of all proceedings thereat; he shall give or cause to be given, as and when instructed, all notices to shareholders, directors, officers, auditors and members of committees of the board; he shall be the custodian of the stamp or mechanical device generally used for affixing the corporate seal of the Corporation and of all books, papers, records, documents and instruments belonging to the Corporation, except when some other officer or agent has been appointed for that purpose; and he shall have such other powers and duties as the board or the chief executive officer may specify.

6.07	Treasurer

The treasurer shall keep proper accounting records in compliance with the Act and shall be responsible for the deposit of money, the safe-keeping of securities and the disbursement of the funds of the Corporation; he shall render to the board whenever required an account of all his transactions as treasurer and of the financial position of the Corporation; and he shall have such other powers and duties as the board or the chief executive officer may specify.

6.08	Powers and Duties of Other Officers

The powers and duties of all other officers shall be such as the terms of their engagement call for or as the board or the chief executive officer may specify. Any of the powers and duties of an officer to whom an assistant has been appointed may be exercised and performed by such assistant, unless the board or the chief executive officer otherwise directs.

6.09	Variation of Powers and Duties

The board may from time to time and subject to the provisions of the Act, vary, add to or limit the powers and duties of any officer.

6.10	Term of Office

The board, in its discretion, may remove any officer of the Corporation, without prejudice to such officer’s rights under any employment contract. Otherwise each officer appointed by the board shall hold office until his successor is appointed, or until his earlier resignation.

6.11	Terms of Employment and Remuneration

The terms of employment and the remuneration of an officer appointed by the board shall be settled by it from time to time.

6.12	Conflict of Interest

An officer shall disclose his interest in any material contract or proposed material contract with the Corporation in accordance with section 4.18.

6.13	Agents and Attorneys

The board shall have power form time to time to appoint agents or attorneys for the Corporation in or outside Canada with such powers of management or otherwise (including the powers to subdelegate) as may be thought fit.

6.14	Fidelity Bonds

The board may require such officers, employees and agents of the Corporation as the board deems advisable to furnish bonds for the faithful discharge of their powers and duties, in such form and with such surety as the board may from time to time determine.

SECTION SEVEN

PROTECTION OF DIRECTORS, OFFICERS AND OTHERS

7.01	Limitation of Liability

Every director and officer of the Corporation in exercising his powers and discharging his duties shall act honestly and in good faith with a view to the best interest of the Corporation and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Subject to the foregoing, no director or officer shall be liable for the acts, receipts, neglects or defaults of any other director or officer or employee, or for joining in any receipt or other act for conformity, or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired for or on behalf of the Corporation, or for the insufficiency or deficiency of any security in or upon which any of the moneys of the Corporation shall be invested, or for any loss or damage arising form the bankruptcy, insolvency or tortious acts of any person with whom any of the moneys, securities or effects of the Corporation shall be deposited, or for any loss occasioned by any error of judgment or oversight on his part, or for any other loss, damage or misfortune whatever which shall happen in the execution of the duties of his office or in relation thereto; provided that nothing herein shall relieve any director or officer from the duty to act in accordance with the Act and the regulations thereunder or from liability for any breach thereof.

7.02	Indemnity

Subject to the limitations contained in the Act, the Corporation shall indemnify a director or officer, a former director or officer, or a person who acts or acted at the Corporation’s request a s director or officer of a body corporate of which the Corporation is or was a shareholder or creditor, and his heirs and legal representatives, against all costs charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which he is made a party by reason of being or having been a director or officer of the Corporation or such body corporate, if

a.	he acted honestly and in good faith with a view to the best interests of the Corporation; and

b.	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he had reasonable grounds for believing that his conduct was lawful.

The corporation shall also indemnify such person in such other circumstances as the Act permits or requires.

7.03	Insurance

The Corporation may purchase and maintain insurance for the benefit of any person referred to in section 7.02 against such liabilities and in such amounts as the board may from time to time determine and are permitted by the Act.

SECTION EIGHT

SHARES

8.01	Allotment

The board may from time to time allot or grant options to purchase the whole or any part of the authorized and unissued shares of the Corporation at such times and to such persons and for such consideration as the board shall determine, provided that no share shall be issued until it is fully paid as provided by the Act.

8.02	Commissions

The board may from time to time authorize the Corporation to pay a commission to any person in consideration of his purchasing or agreeing to purchase shares of the Corporation, whether from the Corporation or from any other person, or procuring or agreeing to procure purchasers for any such shares.

8.03	Registration of Transfers

Subject to the provisions of the act, no transfer of shares shall be registered in a securities register except upon presentation of the certificate representing such shares with an endorsement, which complies with the Act, made thereon or delivered therewith duly executed by an appropriate person as provided by the Act, together with such reasonable assurance that the endorsement is genuine and effective as the board may from time to time prescribe, upon payment of all applicable taxes and any fees prescribed by the board, upon compliance with such restrictions on transfer as are authorized by the articles and upon satisfaction of any fees prescribed by the board and upon satisfaction of any lien referred to in section 8.05. *

8.04	Transfer Agents and Registrars

The board may from time to time appoint one or more agents to maintain, in respect of each class of securities of the Corporation issued by it in registered form, a central securities register and one or more branch securities registers. Such a person may be designated as transfer agent or registrar according to his functions and one person may be designated both registrar and transfer agent. The board may at any time terminate such appointment.

8.05	Lien for Indebtedness

If the articles provide that the Corporation shall have a lien on shares registered in the name of a shareholder indebted to the Corporation, such lien may be enforced, subject to any other provision of the articles and to any unanimous shareholder agreement, by the sale of the shares thereby affected or by any other action, suit, remedy or proceeding authorized or permitted by law or by equity and, pending such enforcement, the Corporation may refuse to register a transfer of the whole or any part of such shares.

8.06	Non-recognition of Trusts

Subject to the provisions of the Act, the Corporation may treat as absolute owner of any share the person in whose name the share is registered in the securities register as if that person had full legal capacity and authority to exercise all rights of ownership, irrespective of any indication to the contrary through knowledge or notice or description in the Corporation’s records or on the share certificate.

8.07	Share Certificates

Every holder of one or more shares of the Corporation shall be entitled, at his option, to a share certificate, or to a non-transferable written acknowledgment of this right to obtain a share certificate, stating the number and class or series of shares held by him as shown on the securities register. Share certificates and acknowledgments of a shareholder’s right to a share certificate, respectively, shall be in such form as the board shall from time to time approve. Any share certificate shall be signed in accordance with section 2.04 and need not be under the corporate seal; provided that, unless the board otherwise determines, certificates representing shares in respect of which a transfer agent and/or registrar has been appointed shall not be valid unless countersigned by or on behalf of such transfer agent and /or registrar. The signature of one of the signing officers or, in the case of share certificates which are not valid unless countersigned by or on behalf of a transfer agent and/or registrar, the signatures of both signing officers, may be printed or mechanically reproduced in facsimile upon share certificates and every such facsimile signature shall for all purposes be deemed to be the signature of the officer whose signature it reproduces and shall be binding upon the Corporation. A share certificate executed as aforesaid shall be valid notwithstanding that one or both of the officers whose facsimile signature appears thereon no longer holds office at the date of issue of the certificate.

8.08	Replacement of Share Certificates

The board or any officer or agent designated by the board may in its or his discretion direct the issue of a new share certificate in lieu of and upon cancellation of a share certificate that has been mutilated or in substitution for a share certificate claimed to have been lost, destroyed or wrongfully taken on payment of such fee, net exceeding $3, and on such terms as to indemnity reimbursement of expenses and evidence of loss and of title as the board may from time to time prescribe, whether generally or in any particular case.

8.09	Joint Shareholders

If two or more persons are registered as joint holders of any share, the Corporation shall not be bound to issue more than one certificate in respect thereof, and delivery of such certificate to one of such persons shall be sufficient delivery to all of them. Any one of such persons may give effectual receipts for the certificate issued in respect thereof or for any dividend, bonus, return of capital or other money payable or warrant issuable in respect of such share.

8.10	Deceased Shareholders

In the event of the death of a holder, or of one of the joint holders, of any share, the Corporation shall not be required to make any entry in the securities register in respect thereof or to make payment of any dividends thereon except upon production of all such documents as may be required by law and upon compliance with the reasonable requirements of the Corporation and its transfer agents.

SECTION NINE

DIVIDENDS AND RIGHTS

9.01	Dividends

Subject to the provisions of the Act, the board may from time to time declare dividends payable to the shareholders according to their respective rights and interest in the Corporation. Dividends may be paid in money or property or by issuing fully paid shares of the Corporation.

9.02	Dividend Cheques

A dividend payable in cash shall be paid by cheque drawn on the Corporation’s bankers or one of them to the order of each registered holder of shares of the class or series in respect of which it has been declared and mailed by prepaid ordinary mail to such registered holder at his recorded address, unless such holder otherwise directs. In the case of joint holders the cheque shall, unless such joint holders otherwise direct, be made payable to the order of all of such joint holders and mailed to them at their recorded address. The mailing of such cheque as aforesaid, unless the same is not paid on due presentation, shall satisfy and discharge the liability for the dividend to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to and does withhold.

9.03	Non-receipt of Cheques

In the event of non-receipt of any dividend cheque by the person to whom it is sent as aforesaid, the Corporation shall issue to such person a replacement cheque for a like amount on such terms as to indemnity, reimbursement of expenses and evidence of non-receipt and of title as the board may from time to time prescribe, whether generally or in any particular case.

9.04	Record Date for Dividends and Rights

The board may fix in advance a date, preceding by not more than 50 days the date for the payment of any dividend or the date for the issue of any warrant or other evidence of the right to subscribe for securities of the Corporation, as a record date for the determination of the persons entitled to receive payment of such dividend or to exercise the right to subscribe for such securities, and notice of any such record date shall be give not less than 14 days before such record date in the manner provided by the Act. If no record date is so fixed, the record date for the determination of the persons entitled to receive payment of any dividend or to exercise the right to subscribe for securities of the Corporation shall be at the close of business on the day on which the resolution relating to such dividend or right to subscribe is passed by the board.

9.05	Unclaimed Dividends

Any dividend unclaimed after a period of 6 years form the date on which the same has been declared to be payable shall be forfeited and shall revert to the Corporation.

SECTION TEN

MEETINGS OF SHAREHOLDERS

10.01	Annual Meetings

The annual meeting of shareholders shall be held at such time in each year and, subject to section 10.03, at such place as the board, the chairman of the board, the managing director or the president may from time to time determine, for the purpose of considering the financial statements and reports required by the Act to be placed before the annual meeting, electing directors, appointing an auditor and for the transaction of such other business as may properly be brought before the meeting.

10.02	Special Meetings

The board, the chairman of the board, the managing director or the president shall have power to call a special meeting of share holders at any time.

10.03	Place of Meetings

Meetings of shareholders shall be held at the registered office of the Corporation or elsewhere in the municipality in which the registered office is situate or, if the board shall so determine, at some other place in Canada or, if all the share holders entitled to vote at the meeting so agree, at some place outside Canada.

10.04	Notice of Meetings

Notice of the time and place of each meeting of shareholders shall be give in the manner provided in section 12.01 not less than 21 not more than 50 days before the date of the meeting to each director, to the auditor and to each shareholder who at the close of business on the record date for notice is entered in the securities register as the holder of one or more shares carrying the right to vote at the meeting. Notice of a meeting of shareholders called for any purpose other than consideration of the financial statements and auditor’s report, election of directors and reappointment of the incumbent auditor shall state the nature of such business in sufficient detail to permit the shareholder to form a reasoned judgment thereon and shall state the text of any special resolution to be submitted to the meeting. A shareholder and any other person entitled to attend a meeting of shareholders may in any manner waive notice of or otherwise consent to a meeting of shareholders.

10.05	List of Shareholders Entitled to Notice

For every meeting of shareholders, the Corporation shall prepare a list of shareholders entitled to receive notice of the meeting, arranged in alphabetical order and showing the number of shares held by each shareholder entitled to vote at the meeting. If a record date for the meeting is fixed pursuant to section 10.06, the shareholders listed shall be those registered at the close of business on such record date. If no record date is fixed, the shareholders listed shall be those registered at the close of business on the day immediately preceding the day on which notice of the meeting is given , or where no such notice is given, the day on which the meeting is held. The list shall be available for examination by any shareholder during usual business hours at the registered office of the Corporation or at the place where the central securities register is maintained and at the meeting for which the list was prepared. Where a separate list of shareholders has not been prepared, the names of persons appearing in the securities register at the requisite time as the holder of one or more shares carrying the right to vote at such meeting shall be deemed to be a list of shareholders.

10.06	Record Date for Notice

The board may fix in advance a date, preceding the date of any meeting of shareholders by not more than 50 days and not less than 21 days, as a record date for the determination of the shareholders entitled to notice of the meeting, and notice of any such record date shall be given not less than 14 days before such record date, but newspaper advertisement in the manner provided in the Act. If no record date is so fixed, the record date for the determination of the shareholders entitled to notice of the meeting shall be at the close of business on the day immediately preceding the day on which the notice is given or, if no notice is given, the day on which the meeting is held.

10.07	Meetings without Notice

A meeting of shareholders may be held without notice at any time and place permitted by the Act (a) if all the shareholders entitled to vote thereat are present in person or represented by proxy or if those not present or represented by proxy waive notice of or otherwise consent to such meeting being held, and (b) if the auditors and the directors are present or waive notice of or otherwise consent to such meeting being held; so long as such shareholders, auditors or directors present are not attending for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called. At such a meeting any business may be transacted which the Corporation at a meeting of shareholders may transact. If the meeting is held at a place outside Canada, shareholders not present or represented by proxy, but who have waived notice of or otherwise consented to such meeting, shall also be deemed to have consented to the meeting being held at such place.

10.08	Chairman, Secretary and Scrutineers

The chairman of any meeting of shareholders shall be the first mentioned of such of the following officers as have been appointed and who is present at the meeting: president,

managing director, chairman of the board, or a vice-president who is a shareholder. If no such officer is present within 15 minutes from the time fixed for holding the meeting, the persons present and entitled to vote shall choose one of their number to be chairman. If the secretary of the Corporation is absent, the chairman shall appoint some person, who need not be a shareholder, to act as secretary of the meeting. If desired, one or more scrutineers, who need not be shareholders, may be appointed by a resolution or by the chairman with the consent of the meeting.

10.09	Persons Entitled to be Present

The only persons entitled to be present at a meeting of shareholders shall those entitled to vote thereat, the directors and auditor of the Corporation and others who, although not entitled to vote are entitled or required under any provision of the act or the articles or by-laws to be present at the meeting. Any other person may be admitted only on the invitation of the chairman of the meeting or with the consent of the meeting.

10.10	Quorum

The quorum for the transaction of business at any shareholders’ meeting of any class or of any shareholders’ meeting of any series of any class of share shall, subject to the Articles, be two persons present in person, each being a shareholder entitled to vote thereat or a duly appointed proxyholder for an absent shareholder so entitled, and together holding or representing by proxy not less than 5% of the outstanding share of the Corporation entitled to vote at the meeting. If a quorum is present at the opening of any meeting of shareholders, the shareholders present or represented by a proxy may proceed with the business of the meeting notwithstanding that a quorum is not present throughout the meeting. If a quorum is not present at the opening of any meeting of shareholders, the shareholders present or represented by proxy may adjourn the meeting to affix time and place but may not transact any other business.

10.11	Right to Vote

Subject to the provisions of the act as to authorized representatives of any other body corporate or association, at any meeting of shareholders for which the Corporation has prepared the list referred to in section 10.05, every person who is named in such list shall be entitled to vote the shares shown opposite his name except to the extent that, where the Corporation has fixed a record date in respect of such meeting pursuant to section 10.06, such person has transferred any of his shares after such record date and the transferee, having produced properly endorsed certificates evidencing such shares or having otherwise established that he owns such shares, has demanded not later than 10 days before the meeting that his name be included in such list. In any such case the transferee shall be entitled to vote the transferred shares at the meeting.

10.12	Proxies

Every shareholder entitled to vote at a meeting of shareholders may appoint a proxyholder, or one or more alternate proxyholders, who need not be shareholders, to attend and act at the meeting in the manner and to the extent authorized and with the authority conferred by the proxy. A proxy shall be in writing executed by the shareholder or his attorney and shall conform with the requirements of the Act.

10.13	Time for Deposit of Proxies

The board may specify in a notice calling a meeting of shareholders a time, preceding the time of such meeting by not more than 48 hours exclusive of non-business days, before which time proxies to be used at such meeting must be deposited. A proxy shall be acted upon only if, prior to the time so specified, it shall have been deposited with the Corporation or an agent thereof specified in such notice or, if no such time is specified in such notice, unless it has been received by the secretary of the Corporation or by the chairman of the meeting or any adjournment thereof prior to the time of voting.

10.14	Joint Shareholders

If two or more persons hold shares jointly, any one of them present in person or represented by proxy at a meeting of shareholders may, in the absence of the other or others, vote the shares; but if two or more of those persons are present in person or represented by proxy and vote, they shall vote as one the shares jointly held by them.

10.15	Votes to Govern

At any meeting of shareholders every question shall, unless otherwise required by the articles or by-laws or by law, be determined by a majority of the votes cast on the question. In case of an equality of votes either upon a show of hands or upon a poll, the chairman of the meeting shall be entitled to a second or casting vote.

10.16	Show of Hands

Subject to the provisions of the Act any question at a meeting of shareholders shall be decided by a show of hands unless a ballot thereon is required or demanded as hereinafter provided. Upon a show of hands every person who is present and entitled to vote shall have one vote. Whenever a vote by show of hands shall have been taken upon a question, unless a ballot thereon is so required or demanded, a declaration by the chairman of the meeting that the vote upon the question has been carried or carried by a particular majority or not carried and an entry to that effect in the minutes of the meeting shall be prima facie evidence of the fact without proof of the number or proportion of the votes recorded in favor of or against any resolution or other proceeding in respect of the said question, and the result of the vote so taken shall be the decision of the shareholders upon the said question.

10.17	Ballots

On any question proposed for consideration at a meeting of shareholders, and whether or not a show of hands has been taken thereon, any shareholder or proxy holder entitled to vote at the meeting may require or demand a ballot. A ballot so required or demanded shall be taken in such manner as the chairman shall direct. A requirement or demand for a ballot may be withdrawn at any time prior to the taking of the ballot. If a ballot is taken each person present shall be entitled in respect of the shakes which he is entitled to vote at the meeting upon the question, to that number of votes provided by the Act or the articles, and the result of the ballot so taken shall be the decision of the shareholders upon the said question.

10.18	Adjournment

If a meeting of shareholders is adjourned for less than 30 days, it shall not be necessary to give notice of the adjourned meeting, other than by announcement at the earliest meeting that is adjourned. If a meeting of shareholders is adjourned by one or more adjournments for an aggregate of 30 days or more, notice of the adjourned meeting shall be given as for an original meeting.

10.19	Resolution in Writing

A resolution in writing signed by all the shareholders entitled to vote on that resolution at a meeting of shareholders is as valid as if it had been passed at a meeting of the shareholders unless a written statement with respect of the subject matter of the resolution is submitted by a director or the auditors in accordance with the Act.

10.20	Only One Shareholder

Where the Corporation has only one shareholder or only one holder of any class or series of shares, the shareholder present in person or by proxy constitutes a meeting.

SECTION ELEVEN

DIVISIONS AND DEPARTMENTS

11.01	Creation and Consolidation of Divisions

The board may cause the business and operations of the Corporation or any part thereof to be divided or to be segregated into one or more divisions upon such basis, including without limitation, character or type of operation, geographical territory, product manufactured or service rendered, as the board may consider appropriate in each case. The board may also cause the business and operations of any such division to be further divided into sub-units and the business and operations of any such divisions or sub-units to be consolidated upon such basis as the board may consider appropriate in each case.

11.02	Name of Division

Any division or its sub-units may be designated by such name as the board may from time to time determine and may transact business under such name, provided that the Corporation shall set out its name in legible characters in all contracts, invoices, negotiable instruments and order for goods or services issued or made by or on behalf of the Corporation.

11.03	Officers of Division

From time to time the board or, if authorized by the board, the chief executive officer, may appoint one or more officers for any division, prescribe their powers and duties and settle their terms of employment and remuneration. The board or, if authorized by the board, the chief executive officer, may remove at its or his pleasure any officer so appointed, without prejudice to such officer’s rights under any employment contract. Officers of divisions or their sub-units shall not, as such, be officers of the Corporation.

SECTION TWELVE

NOTICES

12.01	Method of Giving Notices

Any notice (which term includes any communication or document) to be given (which term includes sent, delivered or served) pursuant to the Act, the regulations thereunder, the articles, the by-laws or otherwise to a shareholder, director, officer, auditor or member of a committee of the board shall be sufficiently given if delivered personally to the person to whom it is to be given or if delivered to his recorded address or if mailed to him at his recorded address by prepaid ordinary or air mail or if sent to him at his recorded address by any means of prepaid transmitted or recorded communication. A notice so delivered shall be deemed to have been give when it is delivered personally or to the recorded address as aforesaid; a notice so mailed shall be deemed to have been given when deposited in a post office or public letter box; and a notice so sent by any means of transmitted or recorded communication shall be deemed to have been given when dispatched or delivered to the appropriate communication company or agency or its representative for dispatch. The secretary may change or cause to be changed the recorded address of any shareholder, director, officer, auditor or member of a committee of the board in accordance with any information believed by him to be reliable.

12.02	Notice to Joint Shareholders

If two or more persons are registered as joint holders of any share, any notice shall be addressed to all of such joint holders but notice to one of such persons shall be sufficient notice to all of them.

12.03	Computation of Time

In computing the date when notice must be given under any provision requiring a specified number of days’ notice of any meeting or other event, the date of giving the notice shall be excluded and the date of the meeting or other event shall be included.

12.04	Undelivered Notices

If any notice given to a shareholder pursuant to section 12.01 is returned on three consecutive occasions because he cannot be found, the Corporation shall not be required to give any further notices to such shareholder until he informs the Corporation in writing of his new address.

12.05	Omissions and Errors

The accidental omission to give a notice to any shareholder, director, officer auditor or member of a committee of the board or the non-receipt of any notice by any such persons or any error in any notice not affecting the substance thereof shall not invalidate any action taken at any meeting held pursuant to such notice or otherwise founded thereon.

12.06	Persons Entitled by Death or Operation of Law

Every person who, by operation of law, transfer, death of a shareholder or any other means whatsoever, shall become entitled to any share, shall be bound by every notice in respect of such share which shall have been duly given to the shareholder from whom he derives his title to such share prior to his name and address being entered on the securities register (whether such notice as given before or after the happening of the event upon which he became so entitled) and prior to his furnishing to the Corporation the proof of authority or evidence of his entitlement prescribed by the Act.

12.07	Waive of Notice

Any shareholder (or his duly appointed proxyholder), director, officer, auditor or member of a committee of the board may at any time waive any notice, or waive or abridge the time for any notice, required to be given to him under any provision of the Act, the regulations thereunder, the articles, the by-laws or otherwise and such waiver or abridgment, whether given before or after the meeting or other event of which notice is required to be given, shall cure any default in the giving or in the time of such notice, as the case may be. Any such waiver or abridgment shall be in writing except a waiver of notice of a meeting of shareholders or of the board or of a committee of the board which may be given in any manner.

SECTION THIRTEEN

EFFECTIVE DATE

13.01	Effective Date

This by-law shall come into force when confirmed by the shareholders in accordance with the Act.

MADE by the board the 3rd day of April, 1980.

President “signed”

Secretary “signed”
CONFIRMED by the shareholders in accordance with the Act the 3rd day of April, 1980.

Secretary “signed”

BY-LAW NO. 2
A by-law respecting the borrowing of money, the Issuing of securities and the securing of liabilities by Claude Resources Inc.A by-law respecting the borrowing of money, the Issuing of securities and the securing of liabilities by Claude Resources Inc.

BE IT ENACTED as a by-law of the Corporation as follows:

1. Without limiting the borrowing powers of the Corporation as set forth in the Act, the board may form time to time:

a.	borrow money upon the credit of the Corporation;

b.	issue, reissue, sell or pledge bonds, debentures, notes or other evidence of indebtedness or guarantee of the Corporation, whether secured or unsecured; and

c.	mortgage, hypothecate, pledge or otherwise create an interest in or charge upon all or any property (including the undertaking and rights) or the Corporation, owned or substantially acquired, by way of mortgage, hypothec, pledge or otherwise, to secure payment of any such evidence of indebtedness or guarantee of the Corporation.

Nothing in this section limits or restricts the borrowing of money by the Corporation on bills of exchange or promissory notes made, drawn, accepted or endorsed by or on behalf of the Corporation

2. The Board may from time to time delegate to such one or more of the directors and officers of the Corporation as may be designated by the board all or any of the powers conferred on the board by section 1 or by the Act to such extent and in such manner as the board shall determine at the time of each such delegation.

ENACTED by the board the 3rd day of April, 1980.

President “signed”	Secretary “signed”

CONFIRMED by the shareholders in accordance with the Act the 3rd day of April, 1980.

Secretary “signed”

OPTION AGREEMENT

THIS AGREEMENT made as of the 15th day of November, 1994, with an effective date as of the 1st day of August, 1994.

BETWEEN:

CLAUDE RESOURCES INC., a body corporate with offices at the City of Saskatoon, in the Province of Saskatchewan

(the “Optionee”)

OF THE FIRST PART

AND

CURRIE ROSE RESOURCES INC., a body corporate with offices at the City of St. Catherines, in the Province of Ontario

(the “Optionor”)

OF THE SECOND PART

WHEREAS:

1. The Optionor is the recorded and beneficial holder of a 100% undivided interest in certain property (the “Property”) situated near Laonil Lake, Saskatchewan, more particularly described in Schedule “A”; and

2. The Optionee wishes to option the Property from the Optioner;

NOW THEREFORE, for good and valuable consideration (the receipt and sufficiency of which is acknowledged), the Optioner and Optionee agree as follows:

1. Interpretation

1.1 Definitions. The following terms, wherever used in this agreement, shall have the meanings set forth below:

(a)	“Acts” means all legislation, as amended from time to time, of the jurisdiction in which the Property is located, applicable to the Property, including title to, and Mining Operations on, the Property;

(b)	“Affiliate” shall have the meaning attributed to it in the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended;

(c)	“Commencement Date of Commercial Production” means the date after the Optionee has made the determination pursuant to paragraph 4.1 hereof to proceed with commercial production of the Property, in the first year that Minerals are produced from the Property at a production level equal to or exceeding the production level described in section 4.3 (d) (i) hereof, which is the first day of the first month in which Minerals are produced from the Property;

(d)	“Expenditures” means all costs, expenses and charges, direct or indirect, of or incidental to the Mining Operations incurred by the Optionee prior to the Commencement Date of Commercial Production including without limiting the generality of the foregoing:

i.	all capital costs and charges for any reconfiguration of the Goldmill or the construction of a new Goldmill; and
ii.	a charge for administrative services of the Optionee not exceeding 10% of the amount of the costs, expenses and charges;

which costs, expenses and charges shall be determined in accordance with the Optionee’s accounting practices applicable from time to time to the extent that those practices are not inconsistent with Canadian generally accepted accounting principles;

(e)	“Feasibility Study” means a study of the feasibility of operating the Property as a mine, conducted at the sole option of the Optionee, by either the Optionee or a qualified independent professional retained by the Optionee, which feasibility study may, if deemed necessary by the Optionee, be a bankable feasibility study;

(f)	“First Issue Date” means the date that the first issue of eight thousand, five hundred (8,500) of the Shares shall be issued by the Optionee to the Optionor, which date shall be on or before December 31, 1994, unless extended pursuant to paragraph 2.3 (d) hereof;

(g)	“ Goldmill” means the mill owned by the Optinee used to mill Minerals from the Property and may in the sole discretion of the Optionee, but based on the Feasibility Study, consist of the existing goldmill owned by the Optionee at its Seabee goldmine and mill, a reconfigured goldmill at the Optionee’s Seabee goldmine and mill, or a new goldmill;

(h)	“Minerals” shall mean the end products derived from operating the Property as a mine;

(i)	“Mining Operations” means every kind of work done on or in respect of the Property or the products derived from the Property both before and after the Commencement Date of Commercial Production, by or under the direction of the Optionee including, without limiting the generality of the foregoing, the work of assessment, geophysical, geochemical and geological surveys, studies and mapping, investigating, drilling, designing, examining, equipping, improving, surveying, shaft-sinking, raising, cross-cutting and drifting, searching for, digging, trucking, sampling, working and procuring minerals, ores and metals, surveying and bringing any mining claims to lease or parent, and all other work usually considered to be prospecting, exploration, development, mining work and milling work; in paying wages and salaries or workers engaged in the work and in supplying food, lodging, transportation and other reasonable needs of the workers; in paying assessments or premiums for workers’ compensation insurance, contributions for unemployment insurance or other pay allowances or benefits customarily paid in the district to those workers; in paying rentals, license renewal fees,, taxes and other governmental charges required to keep the Property in good standing; in purchasing or renting plant, buildings, machinery, tools, appliances, equipment or supplies and in installing, erecting, detaching and removing them; mining, milling, concentrating, rehabilitation, reclamation, and environmental protection and in the management of any work which may be done on the Property or in any other respect necessary for the due carrying out of the prospecting, exploration and development work, mining, and milling work;

(j)	“Net Profits Interest’ means an entitlement to profits from the Property from and after the Commencement Date of Commercial Production, calculated and payable in accordance with the procedures set out in Schedule “B” attached hereto;

(k)	“Option” shall have the meaning attributed to it in paragraph 2.2;

(l)	“Processing Fee” means the fee to be charged by the Optionee for the use of the Goldmill and related capital facilities pursuant to subparagraphs (e) or (f), as the case may be, of paragraph 4.3 hereof, in connection with milling ore from the Property;

(m)	“Property” means all of the mineral claims more particularity described in Schedule “A”

(n)	“Shares” means 34,000 shares in the capital of the Optionee, to be issued by the Optionee to the Optionor pursuant to Section 2.3 hereof;

(o)	“this Agreement” refers to and collectively includes this agreement and every schedule attached to this agreement.

1.2 Headings. The headings of this Agreement and the schedules are solely for convenience of reference and do not affect the interpretation of it or define, limit or construe the contents of any provision of this Agreement.

1.3 Number and gender. Words importing the singular number shall include the plural and vice versa, words importing the neuter gender shall include the masculine and feminine genders, and words importing persons shall include firms and corporations and vice versa.

1.4 Governing law. This Agreement and the rights and obligations and relations of the parties shall be governed by and construed in accordance with the laws of the Province of Saskatchewan and the federal laws of Canada applicable therein (but without giving effect to any conflict of law rules). The parties agree that subject to paragraph 5.4 of this Agreement, the courts of Saskatchewan shall have jurisdiction to entertain any action or other legal proceedings based on any provisions of this Agreement. Each party attorns to the jurisdiction of the courts of the Province of Saskatchewan.

1.5 Currency. All references to currency in this Agreement are references to Canadian currency.

2. Title to and Option of the Property

2.1 Optionor’s representations and warranties. The Optionor represents and warrants to the Optionee that:

(a)	it is beneficial and registered or recorded owner of a 100% interest in the Property;

(b)	the Property is in good standing, free and clear of all encumbrances;

(c)	to the best of the Optionor’s information and belief, all of the claims comprising the property have been validly and properly located, staked, tagged and recorded in accordance with the laws of the jurisdiction in which the Property is located;

(d)	it has the full and undisputed right to deal with the Property as provided for in this Agreement;

(e)	subject to the provisions of this Agreement, the Optionor agrees that during the currency of this Agreement, the Optionee shall have quiet enjoyment of the Property; and

(f)	the Optionor is not a non-resident for the purposes of s. 116 of the Income Tax Act (Canada);

2.2 Grant of Option to earn interest. The Optionor grants to the Optionee the sole and immediate working right and option (the “Option)) with respect to the Property, for the period of seven years and five months from the effective date of this Agreement (which period of time, if the Optionee is constructing a new Goldmill or reconfiguring the existing Seabee Goldmill, to properly mine the Property pursuant to the terms of the Feasibility Study, shall be automatically extended by the period of time that it takes the Optionee to construct or reconfigure, as the case may be, and make operational, such a new or reconfigured Goldmill), to earn a one hundred (100%) per cent ownership interest in the Property, subject only to the Net Profits Interest in favor of the Optionor. This right may be exercised in the manner referred to in paragraph 4.2. Concurrent with the execution of this Agreement the Optionor shall deliver to the Optionee a conveyance in proper registerable form in favor of the Optionee of all right, title and interest of the Optionor in the property, duly executed by the Optionor, to be held by the Optionee for the purposes of this Agreement. The Optionee may register or record any such conveyance in its name for these purposes. The Optionor may file this Agreement with Saskatchewan energy and Mines.

2.3 Option Obligations. In order to maintain in force the working right and option granted to it, and to exercise the Option, the Optionee must:

(a)	Incur expenditures of at least $75,000 on or before December 31, 1994;

(b)	Incur Expenditures of at least $100,000 per year for each of the years 1995, 1996, 1997, and 1998, unless the Commencement Date of Commercial Production is during this period and if the Commencement Date of Commercial Production is during this period then no Expenditures are required to be incurred during or subsequent to the year in which the Commencement Date of Commercial Production occurs;

(c)	If the Commencement Date of Commercial Production has not occurred on or before December 31, 1998, incur Expenditures of at least $100,000 per year for each of the years 1999, 2000, and 2001 and in addition pay the Optionor the sum of $100,000 per year for each of years 1999, 2000, and 2001, unless the Commencement Date of Commercial Production is during this period. If the Commencement Date of Commercial Production is during this period, then no Expenditures are required to be incurred and no cash payments are required to be made during or subsequent to the year in which the Commencement Date of Commercial Production occurs;

(d)	Issue the Shares to the Optionor as follows:

i.	Eight Thousand Five Hundred (8,500) shares on or before December 31, 1994 (the “First Issue Date”);

ii.	Eight Thousand Five Hundred (8,500) shares on or before the date that is six (6) months after the First Issue Date;

iii.	Eight Thousand Five Hundred (8,500) shares on or before the date that is twelve (12) months after the First Issue Date; and

iv.	Eight Thousand Five Hundred (8,500) shares on or before the date that is eighteen (18) months after the First Issue Date;

all on the condition that all consents to such issuance (including any consents required from the applicable Securities Commission and the Alberta Stock exchange) have been given prior to December 15, 1994. If all such required consents have not been given prior to December 15, 1994, then the First Issue Date shall be extended to the date that is fifteen days after the date that the last required consent has been given, and the Optionee shall have until such extended First Issue Date to issue the first issue of Eight Thousand Five Hundred (8,500) Shares to the Optionor. The Optionee will use its best efforts to obtain all necessary consents or waivers from the applicable Securities Commission and the Alberta Stock Exchange.

Expenditures incurred in any year in excess of the minimum required to maintain the Optionee’s interest hereunder shall carry forward to the following years.

2.4 Lapse or acceleration of Option. The Optionee may let the working right and Option lapse by failing to incur any of the Expenditures, by failing to incur any of the Expenditures, by failing to issue the Shares to the Optionor, or by failing to make any of the payments referred to in paragraph 2.3, whereupon the Optionee will forthwith reconvey the Property to the Optionor free and clear of all encumbrances arising through the Optionee. The Optionee may accelerate any or all of these payments or Expenditures.

2.5 Working right. During the currency of the Option and prior to the Commencement Date of Commercial Production, the Optionee shall have the sole and exclusive working right to enter on and conduct the Mining Operations on the Property as the Optionee in its sole discretion may decide. The Optionee shall have quiet and exclusive possession during the currency of the Option, with full power and authority to the Optionee, its servants, agents, workers or contractors, to carry on Mining Operations in such manner as the Optionee in its discretion may determine, including the right to erect, bring and install on the Property all buildings, plant, machinery, equipment, tools, appliances or supplies as the Optionee shall deem necessary and proper and the right to remove therefrom reasonable quantities of rocks, ores and minerals and to transport them for the purposes of sampling, metallurgical testing and assaying. All Mining Operations conducted by the Optionee shall be in accordance with good exploration, development and mining practice, and in compliance with all applicable legislation. The Mining Operations conducted by the Optionee pursuant to this paragraph 2.5 shall be at the cost of the Optionee, and the Optionor shall not incur or be liable for any costs whatsoever in respect of capital or operating expenses in connection with the Mining Operations.

3. Activities Prior to the Commencement Date of Commercial Production

3.12 Maintenance of Property. During the currency of the Option and prior to the Commencement Date of Commercial Production, the Optionee shall carry out sufficient assessment work to maintain the Property in good standing and pay all taxes, assessments and other charges lawfully levied or assessed against the Property, except for any part of the Property abandoned pursuant to paragraph 3.2. The Optionor shall transmit promptly to the Optionee any notices pertaining to taxes, assessments and other chargers.

3.2 Abandonment. The Optionee may at any time, during the currency of the Option and prior to the Commencement Date of Commercial Production, abandon any one or more claims which comprise the Property. The Optionee shall give the Optionor notice in writing of any abandonment. In the event that any of the claims comprising the Property are abandoned, the Optionee will retransfer the claims to the Optioner, which shall be in good standing for a period of at least one year from the notice of abandonment.

3.3 Assessment work. During the currency of the Option and prior to the Commencement Date of Commercial Production, the Optionee shall file within the required time frames, the assessment credits as may become available from Mining Operations conducted on the Property.

3.4 Indemnity. During the currency of the Option and prior to the Commencement Date of Commercial Production , the Optionee shall indemnify and save the Optionor harmless from and against all losses, liabilities, claims, demands, damages, expenses, suits, injury or death in any way referable to Mining Operations; provided, the Optionor shall not be indemnified for any loss, liability, claim, demand, damage, expense, injury or death resulting from the negligence or willful misconduct of the Optionor, and the Optionee shall cause to be paid all workers and wage earners employed by it or its contractor on the Property and all materials purchased in connection with it.

3.5 Access to Mining Operations. During the currency of the Option and prior to the Commencement Date of Commercial Production, the Optionee shall provide the Optionor on a timely basis with all technical and cost data and reports relating to Mining Operations performed on the Property and to Mining Operations at all times. The Optionor will exercise this right at its own risk and in a manner which will not unduly inconvenience or inhibit the Optionee’s Mining Operations on the Property.

3.6 Limitation of obligations of Optionee. It is understood and agreed that:

(a)	nothing contained in this Agreement, nor any payment made, Mining Operations conducted or Expenditure incurred by the Optionee on or in connection with the Property or part of it, nor the doing of any act or thing by the Optionee under the terms of this Agreement shall obligate the Optionee to do anything else under this Agreement other than to make payment and incur Expenditures to the extent that it may have expressly undertaken to do so pursuant to the terms of this Agreement;

(b)	subject to the terms of this Agreement, the Optionee may at any time abandon the working right and option granted to it under paragraph 2.2 and the Optionee may abandon all or part of the Property; and

(c)	in the event that the Optionee abandoned the working right and option granted to it under paragraph 2.2 or abandons all or part of the Property pursuant to paragraph 3.6(b), the liabilities and obligations of the Optionee shall cease with respect to the Property or the part of it so abandoned and the Optionee shall reconvey to the Optionor the Property or part of it so abandoned, which reconveyance shall be accepted by the Optionor, with the Optionee to ensure that the claims are in good standing for a period of at least one year from the notice of abandonment.

3.7 Equipment. In the event that the Optionee abandons the working right and option granted to it under paragraph 2.2, all buildings, plant, equipment, machinery, tools, appliances and supplies which the Optionee may have brought on the Property, either before or during the period of the working right and option, may be removed by the Optionee at any time not later than one year after the abandonment of the working right and option. Any buildings, plant, equipment, machinery, tools, appliances and supplies left on the Property during the one year period shall be at the Optionee’s sole risk and, if not removed after the one year period, shall become the property of the Optionor.

3.8 Information. If the Optionee abandons the working right and option granted to it under paragraph 2.2 on all or any portion of the Property, the Optionee shall on request provide the Optionor with a copy of all non-interpretative reports, maps, plans, drill logs and surveys of all work pertaining to that portion of the Property on which the Optionee has abandoned the working right and option. Provided however that the Optionee does not warrant the accuracy of those reports, maps, plans, drill logs and surveys and shall not be liable for any inaccuracies contained in them.

4. Commercial Production

4.1 Commercial Production Decision. The Optionee shall have the sole and exclusive right, based on the Feasibility Study, to determine whether to proceed with commercial production of the Property. The Feasibility Study shall determine, based on the discovered and delineated reserves of the Property, the economic maximization of extracting the ore given the tonnage and grade of reserves.

4.2 Interest earned. If the Commencement Date of Commercial Production is prior to December 31, 2001 (or if the Commencement Date of Commercial Production is later than December 31, 2001, because the Optionee has or is constructing a new Goldmill or reconfiguring the existing Seabee Goldmill to properly mine the Property, pursuant to the terms of the Feasibility Study), then as long as the Optionee shall, pursuant to paragraph 2.3 have incurred the Expenditures, issued the Shares, and made any payment required by it up to the Commencement Date of Commercial Production, the Option shall be deemed to have been fully and properly exercised as at the Commencement Date of Commercial Production and the Optionee shall remain as the one hundred (100%) per cent vested owner of that part or parts of the Property as the Optionee may elect, subject only to the Net Profits Interest in favor of the Optionor.

4.3 Mining Operations. If the Optionee exercises its right under paragraph 4.2, and becomes the owner of a one hundred (100%) per cent ownership interest in the Property, then the following provisions shall apply to all Mining Operations conducted by the Optionee on the property from and after the Commencement Date of Commercial Production:

(a)	All Mining Operations conducted by the Optionee shall be in accordance with good exploration, development and mining practice, and in compliance with all applicable legislation. If the Optionee abandons Mining Operations on the Property, it shall leave the Property in compliance with all environmental laws applicable to the Property;

(b)	The Optionee shall provide the Optionor on a timely basis with all technical and cost data and reports relating to Mining Operations performed on the Property, and the Optionor shall have access to all data relating to Mining Operations, to the Property and to Mining Operations at all times. The Optionor will exercise this right at its own risk and in a manner which will not unduly inconvenience or inhibit the Optionee’s Mining Operations on the Property;

(c)	The Optionee shall provide to the Optionor Income and expense statements respecting Mining Operations from the Property for each month, but the twenty-first day of the immediately following month.

(d)	Following the Commencement Date of Commercial Production and subsequent to January 1, 1999, or at such earlier date as the Optionee may deem appropriate, the Optionee shall, as long as it is economic to mine the ore, as determined by the Feasibility Study, either:

i.	mine and mill from the Property a minimum of 30,000 tonnes of ore annually; or

ii.	in lieu of such production, pay to the Optionor the sum of $100,000 per year.

If for any consecutive two year period, the Optionee has failed to perform its obligations set out in this paragraph 4.3 (d), the Optionee shall transfer the Property to the Optionor free and clear of any encumbrances arising through the Optionee, and such transfer shall be accepted by the Optionor in full settlement of any claims which the Optionor may have against the Optionee for the Optionee’s failure to perform such obligations.

(e)	The ore from the Property will be processed at the Goldmill using the other necessary capital facilities owned by the Optionee at the Goldmill. The Processing Fee to be charged by the Optionee:

i.	for the use of the Optionee’s existing or reconfigured goldmill at its Seabee goldmine and mill and for the related capital facilities of the Optionee existing as at June 30, 1994, shall be ten ($10.00) dollars per tonne of ore milled; and

ii.	for the use of a new Goldmill, shall be nil.

(f)	Notwithstanding subparagraph (e) (i) of this paragraph 4.3 if the related capital facilities of the Optionee used in connection with processing the ore from the Property are different than those existing as at June 30, 1994, then the Processing Fee shall be an amount as agree to by the Optionor and the Optionee, but in no event shall be less than then ($10.00) dollars per tonne of ore milled. If no agreement on the amount of the Processing Fee pursuant to this subparagraph (f) has been reached between the Optionor and the Optionee on or before the Commencement Date of Commercial Production, then the Processing Fee shall be determined by arbitration in accordance with paragraph 5.4 hereof, provided however that in no event shall the Processing Fee be less than ten ($10.00) dollars per tonne of ore milled. Until the arbitrators determine such Processing Fee, the Optionee shall be entitled to charge a Processing Fee of Ten ($10.00) Dollars per tonne of ore milled, which amount shall be adjusted after the arbitrators have made their determination;

(g)	In addition to any Processing Fee, the Optionee shall be entitled to charge a reclamation fee of $2.00 per tonne of ore milled and an administration/management fee of $3.50 per tonne of ore milled, whether the ore is processed at the existing, a reconfigured, or a new Goldmill, with no other administration/management fees for processing the ore to be charged by the Optionee; and

(h)	All Expenditures incurred by the Optionee in connection with the Mining Operations prior to the Commencement Date of Commercial Production, including an administration fee of 10%, plus interest thereon from the date that the Expenditures are incurred at the prime rate of interest of Bank of Montreal ply 1.5% per annum, shall be recouped by the Optionee from the profits of the Mining Operations, prior to the Optionor being entitled to the Net Profits Interest. In calculating this amount, the Optionee shall offset any revenues earned prior to the Commencement Date of Commercial Production, against the Expenditures.

5. General

5.1 Time. Time shall be of the essence of this Agreement and of every part of it and no extension or variation of this Agreement shall operate as a waiver of this provision.

5.2 Confidentiality of Information. There shall be no public release by either party of any information concerning Mining Operations on the Property without the prior written consent of the other party (consent not to be unreasonably withheld or delayed) unless the information is required by a lawful authority or other regulatory body having jurisdiction, in which case the other party shall have the right to approve the information to be disclosed. Each party shall notify the other party prior to any public release of material information concerning Mining Operations on the Property.

5.3 Force majeure. Notwithstanding anything contained in this Agreement to the contrary, if the Optionee is prevented from or delayed in performing any obligation under this Agreement and failure is occasioned by any cause beyond its reasonable control, excluding only lack of finances then the time for the observance of the condition or performance of the obligation in question shall be extended for a period equivalent to the total period the cause of the prevention or delay persists or remains in effect regardless of the length of the total period.

5.4 Arbitration. If the parties have any disputes in connection with this Agreement which cannot be resolved between them, or if the parties are unable to agree on the amount of the Processing Fee pursuant to subparagraph (f) of paragraph 3.4 hereof, then the dispute or issue, as the case may be, shall be settled by arbitration pursuant to the provisions of The Arbitration Act, 1992 (Saskatchewan) as provided in this paragraph. Any party desiring arbitration shall make a written demand for the same and within 30 days after such written demand is received by the other party, the parties hereto shall agree upon and point a single arbitrator. In the event the parties shall fail to agree upon and appoint a single arbitrator within the time period set forth herein, each party shall within seven (7) days thereafter designate an arbiter, and both arbitrators shall within thirty days after their designation, jointly designate a third arbitrator satisfactory to them who shall be chairman of the arbitration panel. If a party fails to appoint an arbitrator or the arbitrators designated by the parties are unable to agree upon the selection of the third arbitrator within the time periods set forth above, such arbitrator shall be appointed by a Judge of the Court of Queen’s Bench of Saskatchewan. The expenses of the arbitrators shall be paid as the arbitrators shall decide in the award. All arbitration proceedings shall be in the City of Saskatoon, Saskatchewan, Canada, or elsewhere as the arbitrators shall decide. The decision of the arbitrators shall be final and binding on the parties hereto. Any and all arbitrators appointed to resolve a dispute pursuant to this paragraph 5.4 shall be suitable professionals, having regard to the nature of the dispute.

5.5 Costs. The Optionor shall reimburse the Optionee for one-half of the legal costs charged by Optionee’s solicitors, Messrs. Macpherson Leslie & Tyerman, in connection with the preparation of this Agreement for the Optionee up to a maximum contribution of the Optionor of Two Thousand, Five Hundred ($2,500.00) Dollars.

5.6 No Partnership. Nothing contained in this Agreement shall be construed as creating a partnership of any kind or as imposing on any party any partnership duty, obligation or liability to any other party.

5.7 Entire agreement. With respect to the subject-matter of this Agreement, this Agreement:

(a)	sets forth the entire agreement between the parties and any persons who have in the past or who are now representing either of the parties;

(b)	supersedes all prior understandings and communications between the parties or any of them, oral or written; and

(c)	constitutes the entire agreement between the parties.

Each party acknowledges that this Agreement is entered into after full investigation and that no party is relying on any statement or representation made by any other which is not embodied in this Agreement. Each party acknowledges that it shall have no right to rely on any amendment, promise, modification, statement or representation made or occurring subsequent to the execution of this Agreement unless it is in writing and executed by each of the parties.

5.8 Notices. All payments and communications which may be or are required to be given by either party to the other shall (in the absence of any specific provision to the contrary) be in writing and delivered or sent by prepaid registered mail to the parties, at their following respective addresses;

Optionee:	Claude Resources Inc. #200, 224 - 4th Avenue South Saskatoon, Saskatchewan S7K 5M5

Optionor:	Currie Rose Resources Inc. P.O. Box 1134 80 King Street St. Catherines, Ontario L2R 7A3

and if any payment or communication is sent by prepaid registered mail, it shall ,subject to the following sentence, be conclusively deemed to have been received on the third business day following the mailing of it and, if delivered, it shall be conclusively deemed to have been received at the time of delivery. Notwithstanding the foregoing provisions with respect to mailing, in the event that it may be reasonably anticipated that, due to any strike, lock-out or similar event involving an interruption in postal service, any payment or communication will not be received by the addressee by no later than the third business day following the mailing of it, then the mailing of any payment or communication as mentioned shall not be an effective means of sending it but rather any payment or communication must then be sent by an alternative means of transportation which it may reasonably be anticipated will cause the payment or communication to be received reasonably expeditiously be the addressee. Either party may from time to time change its address by notice in accordance with this paragraph.

5.9 Benefit of successors. This Agreement shall ensure to the benefit of and be binding on the parties and their respective heirs, executors, administrators, successors and assigns.

IN WITNESS WHEREOF the parties have hereunto affixed their corporate seals attested to by the hands of its duly authorized offers the day and year set forth above.

CLAUDE RESOURCES INC.
(seal)	Per:	/ s / Arnie E. Hillier, CEO
	Per:	/ s / William R. MacNeill, Chairman
CURRIE ROSE RESOURCES INC.
(seal)	Per:	“signed”
	Per:	“signed”

This is Schedule “A” to the Agreement between Claude Resources Inc. and Currie Rose Resources Inc. made as of the 15th day of November, 1994

Claim Block	Record Date
CBS 7057	February 8. 1980
CBS 7058	February 8, 1980
CBS 7076	March 3, 1980

All located in the Northern Mining District of Saskatchewan.

This is schedule “B’ to the Agreement between Claude Resources Inc. And Currie Rose Resources Inc. made as of the _________________ day of November, 1994

Net Profits
1.	For the purposes of this Agreement,
(a)	“Fiscal Period” shall mean each calendar year or other period of twelve consecutive months adopted by the Optionee for tax purposes during the term of this Agreement;
(b)	“Net Profits” shall mean that amount by which Revenues exceed Costs. If Costs exceed Revenues in any calendar year, the excess Costs shall be carried forward into the next succeeding calendar years.
2.	The Net Profits from the Mining Operations from and after the Commencement Date of Commercial Production for any Fiscal Period shall be allocated seventy (70%) per cent to the Optionee and thirty (30%) per cent to the Optionor, until the Optionor has received Net Profits of One Million ($1,000,000) Dollars in that Fiscal Period, whereupon the Net Profits for the balance of that Fiscal Period will be allocated seventy-five (75%) percent to the Optionee and Twenty-five (25%) to the Optionor.
3.	For the purpose of computing Net Profits from and after the Commencement Date of Commercial Production under this Agreement:
(a)	“Revenues” shall mean the total proceeds, calculated at the point of sale derived from the sale of ore, minerals or other products extracted from the Property, from and after the Commencement Date of Commercial Production including revenues from any hedging activities, plus all net amounts received from the sale of plant, machinery, equipment or other assets on the property prior to the cessation of Mining Operations from the Property, if the capital cost for such items have been earlier included in Costs in determining Net Profits, but excluding proceeds of any sale of the Goldmill; and
(b)	“Costs” shall mean all expenditures, whether current or capital, incurred on or in connection with the Property and related to the exploration, development and placing of the Property into production, and all operating, mining, smelting, refining, marketing and transportation costs including, without limitations:
i.	taxes (other than income taxes), government royalties and other like charges, necessary to maintain the Property in good standing or otherwise imposed, charged or levied on the Property or any production therefrom;

ii.	all moneys required for the purchase, installation or construction of buildings, machinery and equipment;
iii.	the Processing Fee;
iv.	the reclamation fee and the administration/management fee, in accordance with subparagraph (g) of paragraph 4.3 of this Agreement;
v.	interest on money borrowed by the Optionee at a rate per annum equal to the prime rate of interest of the Bank of Montreal plus 1.5%;
vi.	all salaries, remuneration and fringe benefits, shipping expenses, legal expenses, audit fees, costs associated with shut-down once Mining Operations cease; and
vii.	all other chargers and expenses usually made or incurred for a like operation and accounted for in accordance with generally accepted accounting principles.
For greater certainty, in determining Costs under this Agreement:
i.	outlays of a capital nature shall not be amortized; and
ii.	if any expenditure incurred in connection with the Property is also incurred in connection with other property, the Optionee shall allocate on a pro rata basis, the amount of such expenditure that is incurred on or in connection with the Property.
4.	The estimated portion of the Net Profits due hereunder shall be paid in four quarterly installments with a final adjustment to be made when the final amount of Net Profits is determined for the Fiscal Period in question. Final determination of audited Net Profits shall be completed for any particular Fiscal Period on or before May1 in the next Fiscal Period and any adjustment required by such final determination shall be made in the following quarterly installments.
5.	Nothing contained in this Schedule “B” or this Agreement to which it is attached shall be construed as conferring upon the Optionor any right to or beneficial interest in the Property. The right to receive the Net Profits Interest from the Optionee as and when due shall be and shall be deemed to be a contractual right only.

[Logo]
PLACER DOME (CLA) Limited
3201-130 Adelaide St West TEL: (416) 363-2842 TORONTO, ON M5H 3P5FAX: (416) 359-9787 CANADA

December 15, 2000

Claude Resources Inc. Suite 200, 224 - 4th Avenue South Saskatoon, Saskatchewan S7K 5M5

Dear Sirs:

Re:	Amendment No. 1 to Agreement between Placer Dome (CLA) Limited and Claude Resources Inc.

This letter (the “Amendment”) modifies the terms of the letter agreement dated November 8, 2000 (the “Letter Agreement”) between Placer Dome (CLA) Limited (“Placer”) and Claude Resources Inc. (“Claude”), pursuant to which Placer acquired an option (the “Option”) to earn an undivided 55% interest in the Property, and thereafter participate in a joint venture with Claude for the purpose of the development and operation of a mine thereon.

Capitalised terms used herein and not otherwise defined shall have the same meaning as in the Letter Agreement.

Notwithstanding paragraphs 4.7(c) and 4.10(c) of the Letter Agreement and any other provision therein to the contrary, if during the Option Period, a work order, charge, or similar notification, from a governmental or regulatory authority (collectively the “Work Order”), in relation to the shaft or its operation, is issued or made as a result of:
i)	any violation or contravention of federal, provincial or local laws, rules, regulations, ordinances or orders; or
ii)	the failure to be in compliance with all material authorizations, licenses, permits, consents, certificates and orders of any governmental or regulatory body,

which result from or relate to any condition or state of facts in existence on the Effective Date and in Placer’s estimate, acting reasonably, the cumulative costs including applicable taxes (the Rectification Costs”) to rectify the deficiencies set out in the Work Order (the “Deficiencies”), would be in excess of $200,000.00, and Placer is not prepared to pay all of the Rectification Costs, then the following conditions will be applicable:
1.	Placer shall forthwith give a notice to Claude (the “Work Order Notice”) which shall contain the following information:

(a)	a copy of the Work Order;
(b)	the budget prepared by Placer outlining the Rectification Costs; and
(c)	a statement that Placer is not prepared to pay all of the Rectification Costs.
2.	Claude shall have thirty (30) days after the Work Order Notice within which to notify Placer whether or not Claude is prepared to pay the Rectification Costs in excess of $200,000.00
3.	If Claude provides Placer with a notice that it is not prepared to pay the Rectification Costs in excess of $200,000.00, then Placer shall have the right to switch off the pumps on the Shaft.
4.	If Claude provides Placer with a notice that it is prepared to pay the Rectification Costs in excess of $200,000.00, the Placer and Claude shall jointly rectify the Deficiencies, with Placer to pay the first $200,000.00 in Rectification Costs and Claude to pay any Rectification Costs in excess of $200,000.00. In such event, notwithstanding any provision in the Letter Agreement to the contrary, Claude shall, at it own risk and expense, have full access to the Property to the extent necessary to perform its share of the rectification of the Deficiencies.

If Placer and Claude do not agree on whether the Work Order results from or relates to any condition or state of facts in existence on the Effective Date, then, notwithstanding any provision in the Letter Agreement to the contrary, the matter will be determined by arbitration pursuant to the Commercial Arbitrations Act (Ontario) by a single arbitrator, with the location of such arbitration to be in Toronto, Ontario.

Paragraph 4.7(b) of the Letter Agreement is hereby deleted and replaced with the following phrase, “complete remediation and reclamation of the Property to regulatory standards in respect of any work performed by Placer on the Property:’

This Amendment may be executed by facsimile and in any number of counterparts, and it will not be necessary that the signatures of both parties be contained on any counterpart. Each counterpart will be deemed to be an original, but all counterparts together will constitute one and the same instrument.

If the terms of this Amendment are acceptable to you, please sign the enclosed copies of this letter and return one fully signed copy of the same to the undersigned at your earliest convenience. This Amendment will then constitute a binding agreement and will, together with the Agreement, serve as the basis for a detailed Option and Joint Venture Agreement.

Yours truly,

PLACER DOME (CLA) LIMITED

By:s/s G. Pirie, CFO

Accepted and agreed to this 15th day of December, 2000

Yours truly,

CLAUDE RESOURCES INC.

By:/s/ Arnie E. Hillier, Vice Chairman, CEO, CFO

[Logo]
PLACER DOME (CLA) Limited
3201-130 Adelaide St West TEL: (416) 363-2842 TORONTO, ON M5H 3P5FAX: (416) 359-9787 CANADA

December 15, 2000

Claude Resources Inc. Suite 200, 224 - 4th Avenue South Saskatoon, Saskatchewan S7K 5M5

Dear Sirs:

Re:	Amendment No. 2 to Agreement between Placer Dome (CLA) Limited and Claude Resources Inc.

This letter (the “Amendment”) modifies the terms of the letter agreement dated November 8, 2000 (the “letter Agreement”), between Placer Dome (CLA) Limited (“Placer”) and Claude Resources Inc. (“Claude”), as amended by Amendment No. 1, dated December 15, 2000, pursuant to which Placer acquired an option (the “Option”) to earn an undivided 55% interest in the Property, and thereafter participate in a joint venture with Claude for the purpose of the development and operation of a mine thereon.

Capitalized terms used herein and not otherwise defined shall have the same meaning as in the Letter Agreement.

Placer and Claude hereby agree as follows:
1.	Paragraph 1.1 of the Letter Agreement is deleted and replace with paragraph 1.1 set out in the Schedule “A” attached to this Amendment; and
2.	Schedule “A-1” to the Letter Agreement is deleted and replaced with Schedule “A-1” to this Amendment.
3.	The 26 (twenty six) patented mining claims comprising the “Buffalo Property” and more specifically described in Schedule “B” attached hereto, are excluded from the terms of the Letter Agreement pending confirmation of the terms of an underlying agreement between Madsen Gold Mines and Wilanour Resources.
4.	Claude will use it’s best efforts to resolve the terms of the underlying agreement and specifically the right of first refusal held by Wilanour (now Goldcorp Inc.) on the Buffalo propery.
5.	Should it be confirmed that the right of first refusal does not exist, Claude will immediately notify) Placer and both parties will amend the Letter Agreement to again include the Buffalo Property. The terms and conditions of the Letter Agreement will then apply to the Buffalo Property.

This Amendment may be executed by facsimile and in any number of counterparts, and it will not be necessary that the signature of both parties be contained on any counterpart. Each counterpart will be deemed to be an original, but all counterparts together will constitute one and the same instrument.

If the terms of this Agreement are acceptable to you, please sign the enclosed copies of this letter and return one fully signed copy of the same to the undersigned at your earliest convenience. This Amendment will then constitute a binding agreement.

Yours truly,

PLACER DOME (CLA) LIMITED

By: /s/ G. Pirie, CFO

Accepted and agreed to this 15th day of December, 2000

CLAUDE RESOURCES INC.

By:/s/ Arnie E. Hillier, Vice Chairman, CEO, CFO

SCHEDULE “A”

1.1	The Property consists of:
(a)	a 100% interest in 63 patented mining claims and 1 License of Occupation encompassing an area of approximately 3159,656 acres in the Red Lake District of Ontario (the “Madsen Property”)
(b)	a 100% interst in 35 patented mining claims encompassing an area of approximately 1730.89 acres in the Red Lake District of Ontario (the “Starratt-Olson Property”)
(c)	a 100% interest in 50 patented mining claims encompassing approximately 2458.03 acres in the Red Lake District of Ontario (the “Aiken-Russet Property”)
(d)	a 100% interest in 31 patented mining claims encompassing approximately 1654.80 acres in the Red Lake District of Ontario (the “Exploration Property”)
(e)	a 100% interest in 1 mining lease and 3 unpatented mining claims encompassing an area of approximately 330.82 acres in the Red Lake District of Ontario (the “Hagar Property”)
(f)	a 20% interest in 14 patented mining claims encompassing an area of approximately 677.10 acres in Red Lake District of Ontario (the “Redaurum Property”) (g) the surface rights of Claude located in the Red Lake District of Ontario (the “Surface Rights”); and (h) the shaft and hoist located on the Property, as described in Schedule “A-3” of the Agreement;

all as more particularly described and subject to the royalties set out in Schedule A-1, A-2 and A-3 to this Agreement, and any Crown royalties and subject to the terms and conditions of the agreements (the “Underlying Agreements”) set out in Schedule A-4 to this Agreement.”

Schedule A-1 Madsen Property

Claim No.		Parcel	Area (ac.)	Township	Patent
KRL	11502	1291	45.67	Baird	9601	MR+SR
KRL	11503	1292	46.64	Baird	9602	MR+SR
KRL	11504	1293	49.31	Baird	9603	MR+SR
KRL	11505	1294	66.14	Baird	9604	MR+RemSR
KRL	11506	1295&5259	67.35	Baird	9605	MR+RemSR
KRL	11507	1296	25.42	Baird	9606	MR+SR
KRL	11508	1297	46.02	Baird	9607	MR+RemSR
KRL	11509&A	1298&5259	82.38	Baird	9608	MR+RemSR
KRL	12521	1299&5259	41.05	Baird	9609	MR+RemSR
KRL	12522	1300&5259	55.03	Baird	9610	MR+RemSR
KRL	12523	1301&5259	30.69	Baird	9611	MR+RemSR
KRL	12524	1278	38.12	Baird	9588	MR+SR
KRL	12525	1279	46.86	Baird	9589	MR+RemSR
KRL	12526	1280	45.50	Baird	9590	MR+SR
KRL	12527	1303+5259	110.51	Baird	9613	MR+RemSR
KRL	12528	1281+5259	31.42	Baird	9591	MR=RemSR
KRL	12529	1304	47.46	Baird	9614	MR+SR
KRL	12601	1282	63.96	Baird	9592	MR+RemSR
KRL	12602	1283	34.36	Baird	9593	MR+SR
KRL	12603	1284	76.66	Baird	9596	MR+SR
KRL	12604	1285	67.05	Baird	9597	MR+RemSR
KRL	12605	1286	49.19	Baird	9598	MR+RemSR
KRL	12638	1287	54.15	Baird	9599	MR+SR
KRL	12639	1288	59.43	Heyson	9600	MR+SR
KRL	12640	1289	64.47	Heyson	9124	MR+RemSR
KRL	12641	1290	50.19	Heyson	9113	MR+RemSR
KRL	12658(KRL13)	1015	35.53	Baird	9114	MR+RemSR
KRL	12659	1004	42.90	Baird	9135	MR+RemSR
KRL	12660	1005	48.00	Baird	9136	MR+SR
KRL	12661	1020	49.97	Baird	9137	MR+RemSR
KRL	12662	1021	41.50	Baird	9115	MR+SR
KRL	12663	1022	65.48	Baird	9125	MR+SR
KRL	12664(KRL4)	1006	39.27	Baird&Heyson	9138	MR+SR
KRL	12665(KRL14)	1016	42.74	Baird	9116	MR+SR
KRL	12666	1023	44.19	Heyson	9117	MR+SR
KRL	12667(KRL5)	1007	40.89	Baird	9118	MR+SR
KRL	12668(KRL13)	1008	44.82	Heyson	10341	MR+SR
KRL	12669	1009	51.66	Heyson	10342	MR+SR
KRL	12673(KRL1191)	1522	20.30	Heyson	10343	MR+SR
KRL	12674	1523	41.70	Baird&Heyson	10338	MR+SR
KRL	12675(KRL15)	1524	55.55	Baird&Heyson	10337	MR+SR
KRL	12676(KRL1190)	1521	58.20	Heyson	10344	MR+RemSR

KRL	12677(KRL1189)	1520	50.30	Heyson	10345	MR+RemSR
KRL	12678	1525	47.00	Heyson	10346	MR+RemSR
KRL	12679	1526	38.80	Heyson	10347	MR+RemSR
KRL	12680	1527	78.15	Heyson	10348	MR+SR
KRL	12681	1528	36.90	Heyson	10349	MR+SR
KRL	12682	1529	50.30	Heyson	10350	MR+SR
KRL	12683	1530	50.25	Heyson	9583	MR+RemSR
KRL	12684	1531	30.39	Heyson	9582	MR+RemSR
KRL	12836	1276	76.28	Baird	9612	MR+SR
KRL	12837	1275	53.84	Baird	9119	MR+SR
KRL	12838	1302	71.38	Heyson	96129	MR+SR
KRL	12921	1010	17.31	Baird	91199	MR+SR
KRL	12922	1011	22.57	Baird	9120	MR+SR
KRL	13024	1012	50.04	Baird	9121	MR+SR
KRL	36016	4271	43.19	Baird	16021	MR
KRL	36017	4272	41.10	Baird	16022	MR
KRL	36018	4273	41.19	Baird	16023	MR
KRL	36019	4274	39.30	Baird	16024	MR
KRL	38091	4275	21.57	Baird	16025	MR
KRL	38092	4276	49.89	Baird	16026	MR
KRL	38094	4277	39.51	Baird	16027	MR

Total Patent Area: 3067.00 acres

License No.	Issued	Area (ac.)	Township
13528	20-Mar-63	92.656	Baird

Total License Area 92.656 acres

Total Area: 3159.656 acres

Schedule A-1 Hager Property

Lease No.	Parcel	Issued	Expiry	Area (ac.)	Township	MNR No.
123519	560 PL	12-May-77	16-Dec-19	130.82	Baird	103228 MR+SR

Claim No.	Staked	Expiry	Area (ac.)	Township
KRL 1184229	16-Feb-95	16-Feb-02	40.00	Baird
KRL 1184231	4-May-95	4-May-02	80.00	Baird
KRL 1184902	4-May-99	4-May-01	80.00	Baird

	Total Area: 330.82 acres

Schedule A-1 Aiken-Russet Property

Claim No.	Parcel	Area (ac.)	Township	Patent
KRL 12726	1513	54.83	Baird	10322	MR+SR
KRL 12727	1514	50.54	Baird	10323	MR+SR
KRL 12728	1496	51.46	Baird	10289	MR+SR
KRL 12820	1497	29.50	Baird	10290	MR+SR
KRL 12821	1498	32.58	Baird	10291	MR+SR
KRL 12822	1499	27.74	Baird	10292	MR+SR
KRL 12823	1500	42.91	Baird	10293	MR+SR
KRL 12824	1501	46.65	Baird	10294	MR+SR
KRL 18728	2248	68.33	Baird	11660	MR+SR
KRL 18729	2249	75.55	Baird	11661	MR+SR
KRL 18778	2250	57.56	Baird	11662	MR+SR
KRL 19181	1909	51.67	Baird	11015	MR+SR
KRL 19182	1910	53.11	Baird	11016	MR+SR
KRL 19235	1911	61.29	Baird	11017	MR+SR
KRL 19236	1907	39.26	Baird	11007	MR+SR
KRL 19237	1908	33.62	Baird	11008	MR+SR
KRL 19238	1912	60.68	Baird	11018	MR+SR
KRL 19278	2251	65.57	Baird	11663	MR+SR
KRL 19279	2252	45.24	Baird	11664	MR+SR
KRL 19280	2253	65.64	Baird	11665	MR+SR
KRL 19281	2254	50.25	Baird	11666	MR+SR
KRL 19367	2255	45.64	Baird	11667	MR+SR
KRL 19368	2256	34.88	Baird	11668	MR+SR
KRL 19684	2434	45.59	Baird	12198	MR+SR
KRL 19685	2243	45.05	Baird	11652	MR+SR
KRL 19686	2257	37.18	Baird	11669	MR+SR
KRL 19687	2239	66.91	Baird	11648	MR+SR
KRL 19688	2240	37.34	Baird	11649	MR+SR
KRL 19719	2258	35.05	Baird	11670	MR+SR
KRL 19720	2259	49.01	Baird	11671	MR+SR
KRL 19788	2435	16.60	Baird	12199	MR+SR
KRL 20169	2260	55.82	Baird	11672	MR+SR
KRL 20170	2241	57.30	Baird	11650	MR+SR
KRL 20171	2242	51.41	Baird	11651	MR+SR
KRL 20585&A	2261	113.81	Baird	11673	MR+SR
KRL 20586&A	2262	95.43	Baird	11674	MR+SR
KRL 20587&A	2263	101.36	Baird	11675	MR+SR
KRL 20588	2264	61.45	Baird	11676	MR+SR
KRL 21273	2265	17.87	Baird	11677	MR+SR
KRL 21274	2266	17.51	Baird	11678	MR+SR
KRL 21275	2267	18.71	Baird	11679	MR+SR
KRL 21276	2268	24.17	Baird	11680	MR+SR
KRL 21277	2269	20.95	Baird	11681	MR+SR
KRL 21278	2270	26.56	Baird	11682	MR+SR
KRL 21280	2271	26.41	Baird	11683	MR+SR
KRL 21281	2272	35.22	Baird	11684	MR+SR
KRL 21316	2273	125.67	Baird	11685	MR+SR

KRL 21317	2274	43.66	Baird	11686	MR+SR
KRL 21318	2275	30.48	Baird	11687	MR+SR
KRL 21378	2276	57.01	Baird	11688	MR+SR

	Total Area: 2458.03 acres

Schedule A-1 Exploration Property

Claim No.	Parcel	Area (ac.)	Township	Patent
KRL 19247	1792	37.99	Heyson	10828	MR+RemSR
KRL 19248	1793	39.44	Heyson	10829	MR+SR
KRL 19249	1794	40.01	Heyson	10830	MR+SR
KRL 19250	1795	44.64	Heyson	10831	MR+SR
KRL 19251	1796	40.83	Heyson	10832	MR+SR
KRL 19252	1797	43.16	Heyson	10833	MR+SR
KRL 19253	1798	34.33	Heyson	10834	MR+SR
KRL 19254	1799	34.66	Heyson	10835	MR+SR
KRL 19306	1800	40.78	Heyson	10836	MR+SR
KRL 19307	1801	34.32	Heyson	10837	MR+SR
KRL 19308	1802	30.69	Heyson	10838	MR+SR
KRL 19430	1803	60.14	Heyson	10839	MR+SR
KRL 19309	1821	25.69	Heyson	10865	MR+SR
KRL 19310	1822	26.56	Heyson	10866	MR+SR
KRL 19311	1823	31.11	Heyson	10867	MR+SR
KRL19312	1824	29.92	Heyson	10868	MR+SR
KRL 19313	1825	39.71	Heyson	10869	MR+SR
KRL 19428	1826	48.15	Heyson	10870	MR+SR
KRL 19429	1827	44.92	Heyson	10871	MR+SR
KRL 12759 (K1456)	1615	51.70	Heyson	10510	MR+SR
KRL 12758 (K1457)	1616	34.90	Heyson	10511	MR+SR
KRL 12764	1617	29.00	Heyson	10512	MR+SR
KRL 12765	1618	25.39	Heyson	10513	MR+SR
KRL 12766	1619	33.98	Heyson	10514	MR+SR
KRL 12760 (K5447)	1625	26.10	Heyson	10524	MR+SR
KRL 19223	1629	31.06	Heyson	10531	MR+SR
KRL 19224	1630	26.31	Heyson	10532	MR+SR
KRL 19225	1631	40.35	Heyson	10533	MR+SR
KRL 19226	1632	29.56	Heyson	10534	MR+SR
KRL 16672	1633	39.96	Heyson	10535	MR+RemSR
KRL 16673	1634	54.71	Heyson	10536	MR+RemSR

	Total Patent Area: 1150.07 acres

Lease No.	Parcel	Issued	Expiry	Area (ac.)	Township	MNR No.
109229	455 PL	21-Dec-73	26-Jun-16	236.98	Heyson	102907 MR+SR
109990	435 PL	1-Feb-72	26-Jun-16	267.75	Heyson	102670 MR

	Total Lease Area: 504.73 acres
	Total Area: 1654.80 acres

Schedule A-1 Redaurum Property

Claim No.	Parcel	Area (ac.)	Township	Patent
KRL 12499	1770	26.40	Baird	10787	MR+SR
KRL 12450	1771	36.70	Baird	10788	MR+SR
KRL12253	1772	59.60	Baird	10789	MR+SR
KRL 12249	1773	47.50	Baird	10790	MR+SR
KRL 12252	1774	57.70	Baird	10791	MR+SR
KRL 13063	1494	46.28	Baird	9396	MR+SR
KRL 13064	1494	54.01	Baird	9397	MR+SR
KRL 13078	1494	71.80	Baird	9401	MR+SR
KRL 13079	1494	49.25	Baird	9398	MR+SR
KRL 13080	1494	43.72	Baird	9402	MR+SR
KRL 13081	1494	52.01	Baird	9403	MR+SR
KRL13085	1494	61.17	Baird	9405	MR+SR
KRL 13086	1494	43.31	Baird	9406	MR+SR
KRL 13087	1494	48.65	Baird	9400	MR+SR

	Total Area: 697.10 acres

Schedule A-1 Starratt-Olsen Property

Claim No.	Parcel	Area (ac.)	Township	Patent
KRL 12642&A	7119 1433	78.12	Baird	9970	MR+SR
KRL 12643&A	7119 1434	113.53	Baird	9971	MR+SR
KRL 12644&A	7119 1435	91.91	Baird	9972	MR+SR
KRL 12645	7119 1436	58.13	Baird	9973	MR+SR
KRL 12646	7119 1424	25.15	Baird	9961	MR+SR
KRL 12647	7119 1425	52.20	Baird	9962	MR+RemSR
KRL 12648	7119 1432	38.74	Baird	9969	MR+SR
KRL 12704	7119 1423	44.16	Baird	9956	MR+RemSR
KRL 12705	7119 1415	66.39	Baird	9946	MR+RemSR
KRL 12706	7119 1416	19.71	Baird	9947	MR+SR
KRL 12730	1417	57.44	Baird	9948	MR
KRL 12858	7119 1659	35.92	Baird	10604	MR+SR
KRL 12859	7119 1660	28.15	Baird	10605	MR+SR
KRL 12860	7119 1661	24.64	Baird	10606	MR+SR
KRL 12861	7119 1662	27.22	Baird	10607	MR+SR
KRL 12862	7119 1673	36.09	Baird	10620	MR+SR
KRL 12863	7119 1663	37.26	Baird	10608	MR+SR
KRL 12864	7119 1674	34.86	Baird	10621	MR+SR
KRL 12865	7119 1675	29.81	Baird	10622	MR+SR
KRL 12866	7119 1664	23.66	Baird	10609	MR+SR
KRL 12875	7119 1668	42.49	Baird	10613	MR+SR
KRL 12876	7119 1665	56.11	Baird	10610	MR+SR
KRL 12877	7119 1676	37.05	Baird	10623	MR+SR
KRL 12878	7119 1669	20.34	Baird	10614	MR+SR
KRL 12879	7119 1670	38.41	Baird	10615	MR+SR
KRL 12880	7119 1666	54.97	Baird	10611	MR+SR
KRL 12881&A	7119 1667	85.32	Baird	10612	MR+SR
KRL 12882&A	7119 1671	71.73	Baird	10616	MR+SR
KRL 12883	7119 1672	42.84	Baird	10617	MR+SR
KRL 12953	7119 1426	70.51	Baird	9963	MR+RemSR
KRL 12954	7119 1427	78.43	Baird	9964	MR+RemSR
KRL 12955	7119 1428	70.32	Baird	9965	MR+SR
KRL 12963	7119 1429	58.93	Baird	9966	MR+SR
KRL 12964	7119 1430	28.39	Baird	9967	MR+SR
KRL 12965	7119 1431	51.96	Baird	9968	MR+SR

	Total Area: 1730.89 acres

Schedule B Buffalo Property

Claim No.	Parcel	Area (ac.)	Township	Patent
K 1423	1351 6108	41.50	Heyson	9751	MR+RemSR
K 1424	1352 6108	39.80	Heyson	9752	MR+RemSR
K 1425	1353 6108	52.20	Heyson	9753	MR+RemSR
K 1426	1354 6108	54.90	Heyson	9754	MR+RemSR
K 1427	1355 6108	42.20	Heyson	9755	MR+RemSR
K 1428	1356 6108	41.50	Heyson	9756	MR+SR
K 1429	1357 6108	36.80	Heyson	9757	MR+SR
K 1430	1358 6108	50.00	Heyson	9758	MR+SR
K 1431	1359 6108	31.40	Heyson	9759	MR+RemSR
K 1432	1360 6108	39.00	Heyson	9760	MR+RemSR
K 1433	353 6108	37.10	Heyson	8068	MR+RemSR
K 1434	354 6108	64.20	Heyson	8069	MR+SR
K 1435	355 6108	40.90	Heyson	8070	MR+RemSR
K 1436	356 6108	70.70	Heyson	8071	MR+SR
K 1437	357 6108	53.70	Heyson	8072	MR+SR
K 1438	358 6108	47.10	Heyson	8073	MR+SR
K 1439	1361 6108	70.00	Heyson	9761	MR+SR
K 1440	1362 6108	49.10	Heyson	9762	MR+SR
K 1441	1363 6108	28.60	Heyson	9763	MR+SR
K 1474	6108	84.70	Heyson	8074	MR
K 1475	360 6108	67.80	Heyson	8075	MR+RemSR
K 1585	256 6108	28.30	Heyson	8065	MR+SR
K 1586	361 6108	12.90	Heyson	8076	MR+SR
K 1587	362 6108	28.10	Heyson	8077	MR+SR
K 1588	363 6108	21.40	Heyson	8078	MR+SR
K 1589	364 6108	7.70	Heyson	8079	MR+SR

	Total Patent Area: 1141.60 acres

[Logo]
PLACER DOME (CLA) Limited
3201-130 Adelaide St West TEL: (416) 363-2842 TORONTO, ON M5H 3P5FAX: (416) 359-9787 CANADA

November 8, 2000

Claude Resources Inc. Suite 200, 224 - 4th Avenue South Saskatoon, Saskatchewan S7K 5M5

Dear Sirs:

Re:	Agreement between Placer Dome (CLA) Limited and Claude Resources Inc.

This letter sets out the terms pursuant to which Placer Dome (CLA) Limited (“Placer”) will acquire from Claude Resources Inc. (“Claude”), an option (the “Option”) to earn an undivided 55% interest in the Madsen Property, as herein defined, and five other contiguous blocks of properties located in the Red Lake District of Ontario, certain surface rights associated therewith, and the shaft and hoist located thereon (all as more particularly described in paragraphs 1.1(a) through (h) and Schedules A-1, A-2, and A-3 hereof and collectively referred to herein as the “Property”), and thereafter participate in a joint venture with Claude for the purpose of the development and operation of a mine thereon. This letter, when accepted by Claude, constitutes a binding agreement (the “Agreement”) between Placer and Claude respecting the matters set out in this Agreement.

All currency amounts in this Agreement are in Canadian dollars.

ARTICLE 1: THE PROPERTY

1.1	The Property consists of:
(a)	a 100% interest in 64 patented mining claims encompassing an area of approximately 1,035 hectares in the Red Lake District of Ontario (the “Madsen Property”);
(b)	a 100% interest in 26 mining claims encompassing an area of approximately 459 hectares in the Red Lake District of Ontario (the “Buffalo Property”);
(c)	a 100% interest in 35 patented mining claims encompassing an area of approximately 700 hectares in the Red Lake District of Ontario (the “Starratt Olsen Property”);
(d)	a 100% interest in 50 patented mining claims encompassing an area of approximately 1252 hectares in the Red Lake District of Ontario (the “Aiken-Russet Property”);

(e)	a 20% interest in 14 mining claims encompassing an area of approximately 282 hectares in the Red Lake District of Ontario (the “Redaurum Property”);
(f)	a 100% interest in 4 mining leases and 3 unpatented claims encompassing an area of approximately 100 hectares in the Red Lake District of Ontario (the “Hagar Option Property”);
(g)	the surface rights of Claude located in the Red Lake District of Ontario (the “Surface Rights”); and
(h)	the shaft and hoist located on the Property, as described in Schedule A-3 of this Agreement;
all as more particularly described and subject to the royalties set out, in Schedules A-1, A-2, and A-3 to this Agreement, and any Crown royalties, and subject to the terms and conditions of the agreements (the “Underlying Agreements”) set out in Schedule A-4 to this Agreement.
1.2	No other real or personal property of Claude (whether or not it may have been used in conjunction with or in relation to the property described in section 1.1 of this Agreement) shall form part of the Property, other than as specifically described in section 1.1 of this Agreement. For greater certainty, it is agreed that none of the following shall be included in the Property:
(a)	the Madsen goldmill and associated surface improvements and facilities, no matter whether they may be affixed, and the nature and degree of any affixation, to the Surface Rights;
(b)	the steel building located on the Buffalo property, no matter whether it may be affixed, and the nature and degree of any affixation to the Surface Rights, and all rents payable to Claude in connection therewith; and
(c)	all personal property including without limitation exploration and mining equipment, rolling stock, and parts;
(the real and personal property of Claude owned by Claude in the Red Lake District of Ontario that is not included in the Property is herein referred to as the “Excluded Property”).
For purposes of certainty, it is acknowledged and agreed by Claude that Placer shall have no responsibility to undertake or to pay for dismantling or removal from the Property of the Excluded Property or for remediation of any of the Property required in respect of such dismantling or removal. All such costs shall be the responsibility of and borne by Claude.

ARTICLE 2: REPRESENTATIONS AND WARRANTIES

2.1	Claude represents and warrants to Placer as follows:
(a)	to the best of the knowledge of Claude, all mineral claims and leases comprising the Property are currently in good standing and:
(i)	have been duly, validly and properly laid out and staked;
(ii)	all mineral claims have been properly recorded and filed with appropriate governmental agencies;
(iii)	all leases have been duly granted, issued or entered into and are in good standing;
(iv)	all affidavits of assessment work and other filings required to maintain the Property in good standing have been properly and timely recorded and filed with all appropriate governmental agencies; and
(v)	all taxes, rents, charges and other payments in respect of the Property have been duly paid on a timely basis (except for the non-payment of certain property taxes respecting the Surface Rights, the amount of which Claude is currently disputing and which amount does not exceed $500,000, including accrued interest and penalties, if any);
(b)	all necessary filings have been filed with all appropriate governmental authorities to maintain the Property in good standing at least until the expiry of the Evaluation Period, as herein defined, and Claude knows of no reason why same should not be accepted, and no person has protested and there is no basis for protesting the recording of the Property, or any portion thereof;
(c)	except:
(i)	for the Underlying Agreements;
(ii)	for a general security agreement to be granted in favour of Canadian Western Bank (a copy of which shall be provided to Placer upon execution thereof by Claude); and
(iii)	as may be disclosed elsewhere in this Agreement;
the Property is 100% legally and beneficially owned by Claude, free and clear of any charges, liens, encumbrances created by, through or under Claude or, to the best of the knowledge of Claude, adverse claims of third parties, surface rights restrictions, easements or licences, and, to the best of the knowledge of Claude, there are no royalties, options or other agreements or arrangements in effect by which any third party has any present, future or contingent right to acquire any interest in the Property;
(d)	to the knowledge of Claude, after due inquiry, except for the Underlying Agreements and except as may be disclosed elsewhere in this Agreement, there is no basis for any claim which may be made by any third party against title to the Property;
(e)	Claude has provided Placer with access to true and correct copies of all agreements which have a direct and material effect on the Property and all operations conducted thereon including, without limitation, the Underlying Agreements;
(f)	Claude is a corporation duly incorporated, continued or amalgamated and organized, and is validly subsisting and in good standing under the laws of Canada and is duly qualified to do business and is in good standing under the laws of the Province of Ontario;
(g)	the only subsidiaries of Claude are 574095 Alberta Ltd. and 228262 Alberta Ltd.;
(h)	Claude has full right and authority to enter into this Agreement and to carry out the transactions contemplated herein and all consents or approvals required to be obtained in order for Claude to do so have been obtained;
(i)	this Agreement and any other agreement, certificate, document or instrument executed and delivered pursuant hereto has been or will have been duly executed and delivered and all such agreements, certificates, documents or instruments are or will be valid, binding, and enforceable obligations in accordance with their respective terms, except as may be limited with respect to enforcement under bankruptcy, insolvency or other similar laws affecting creditors rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court;
(j)	there are no material actions, suits, proceedings, or to the best of the knowledge of Claude, investigations before any court, arbitrator, administrative agency or other tribunal or governmental authority, whether current, pending or to the best of the knowledge of Claude, after due inquiry, threatened, which directly or indirectly relate to or affect the Property (including the ownership and existing or past uses thereof and the compliance with laws of the lands comprising the Property) nor is Claude aware of any facts which would lead Claude to suspect that the same might be initiated or threatened;
(k)	to the best of the knowledge of Claude, neither Claude nor any other person, has:
(i)	since April 7, 1998; and
(ii)	except as disclosed in Schedule B hereto, prior to April 7, 1998;
directly or indirectly caused, permitted or allowed any contaminants, including without limitation, contaminants, pollutants, wastes or toxic substances (collectively “Hazardous Substances”) to be released, discharged, placed, escaped, leached or disposed of on, into, under or through the lands (including watercourses, improvements thereon and contents thereof) comprising the

Property in excess of that permitted by law, regulations, permits, or licences, and, so far as Claude is aware:
(i)	since April 7, 1998; and
(ii)	except as disclosed in Schedule B hereto, prior to April 7, 1998;
no Hazardous Substances or underground storage tanks have been placed on or constructed, as the case may be, in or upon such lands (including watercourses, improvements thereon and contents thereof), except in accordance with that permitted by laws, regulations, permits or licences;
(l)	Claude has obtained all permits, licences, approvals, authorizations and qualifications of all federal, provincial and local authorities required for it to carry on its operations at or on the Property. Claude is not in violation of and has no liability (other than liability for compliance with existing permits and laws, including but not limited to performance of reclamation) under any statute, rule or regulation of any governmental authority applicable to the Property, other than violations or liabilities, if any, which have not resulted and will not at any time result in any material loss or liability;
(m)	Claude is in compliance in all material respects with all applicable federal, provincial and local laws, rules and regulations relating to or affecting the Property and has obtained, maintained in full force and effect, and operated in material compliance with all material authorizations, licenses, permits, easements, consents, certificates and orders of any governmental or regulatory body relating to or affecting the Property; and the operations of Claude and its employees or agents on, at or related to the Property have not resulted in any violations of federal, provincial or local laws, rules, regulations, ordinances or orders, except for one charge under The Occupational Health and Safety Act (Ontario) described in Schedule “C” hereto, which has been resolved;
(n)	to the best of the knowledge of Claude, each of the agreements (each a “Property Agreement”) relating to the ownership, exploration, development or exploitation of the Property is presently in good standing and is in full force and effect, unamended; and to the best of the knowledge of Claude, Claude is not in violation or default thereunder and Claude knows of no reason why any such violation or default would or could be alleged by any party thereto thereunder or why any of the Property Agreements would not be a valid and enforceable obligation of the parties thereto in accordance with the terms thereof; and
(o)	to the best of the knowledge of Claude, Claude has fully and in a timely manner performed each and every one of its respective obligations under the Property Agreements and applicable laws as required to be performed prior to the date hereof, and to the best of the knowledge of Claude, Claude has not waived any rights or requirements thereunder.
2.2	Placer represents and warrants to Claude as follows:

(a)	Placer is a corporation duly incorporated, continued or amalgamated and organized, and is validly subsisting and in good standing under the laws of Canada, and is duly qualified to do business and is in good standing under the laws of the Province of Ontario;
(b)	Placer has full right and authority to enter into this Agreement and to carry out the transactions contemplated herein and all consents or approvals required to be obtained in order for Placer to do so have been obtained; and
(c)	this Agreement and any other agreement, certificate, document or instrument executed and delivered pursuant hereto has been or will have been duly executed and delivered and all such agreements are or will be valid, binding, and enforceable obligations in accordance with their respective terms, except as may be limited with respect to enforcement under bankruptcy, insolvency or other similar laws affecting creditors rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court.
2.3	All of the representations and warranties contained in this Agreement will survive for a period of two years from the Effective Date, as herein defined. However, the representations and warranties shall survive in respect of any claim or proceeding commenced prior to the end of the period which ends two years after the Effective Date.
2.4.	Notwithstanding any other provision of this Agreement, Placer will not be able to rely on any covenant, representation or warranty of Claude in this Agreement if, prior to Placer providing Claude with an Option Notice, as herein defined, Placer has been advised in writing by Claude or otherwise has actual knowledge, of the inaccuracy, non- performance, non-fulfilment, or breach of any such covenant, representation or warranty of Claude and Placer provides Claude with the Option Notice, notwithstanding such inaccuracy, non-performance, non-fulfilment, or breach.

ARTICLE 3: DUE DILIGENCE AND ECONOMIC EVALUATION

3.1	Upon both parties signing this Agreement, Placer will have until 5:00 p.m. (Toronto time) on December 15, 2000 (the “Evaluation Period”) to conduct a property evaluation and due diligence investigation (the “Evaluation”), the extent of which will be at Placer’s sole discretion and which may include, among other things:
(a)	an investigation of the title and environmental condition of the Property;
(b)	a review of all agreements and financial records relating to the Property; and
(c)	a technical review and additional economic evaluation of the Property including, without limitation, assaying, relogging of core, surface sampling, mapping, drilling, geological interpretation and modelling and cash flow studies.
Subject to section 2.4 hereof, such Evaluation will not diminish Placer’s ability to rely on the representations and warranties in paragraph 2.1.

3.2	Within 3 business days after the execution of this Agreement, Claude will provide to Placer access during normal business hours throughout the Evaluation Period to all information and data in the possession or control of Claude, including, without limitation, all agreements and other documents which have a direct and material effect on the Property and all operations conducted thereon, all historical documentation with respect to title and Underlying Agreements, all geological, geophysical and assay results, maps, environmental studies, tests, assessments, permits, approvals and notifications from regulatory authorities, concerning the Property and prior exploration, development, reclamation and remediation work carried out thereon and within its knowledge.

3.3	During the Evaluation Period, Placer will at its own risk, have full exclusive (with the exception of Claude) access to the Property and to the drill core and may conduct airborne surveys, drilling, trenching and other exploration work on the Property. All costs incurred by Placer in respect of the Property during the Evaluation Period will be borne by Placer at its sole expense. Placer shall promptly provide to Claude, all information about the Property obtained by Placer during the Evaluation Period which in Placer’s opinion, acting reasonably, would be material to Claude.

3.4	In exercising its rights under paragraph 3.1 and 3.3 hereof, Placer will:

(a)	comply with all applicable laws, rules and regulations, and will carry out any activities on the Property in a good and workmanlike manner and in accordance with generally accepted mining practice;

(b)	indemnify and save Claude harmless from and against all losses, liabilities, claims, demands, damages, expenses, suits, injury or death in connection with or resulting from the activities of Placer respecting the Property; and

(c)	maintain insurance coverage in respect of the Evaluation commensurate with generally accepted mining practice as conducted by senior mining companies.

3.5	Prior to the end of the Evaluation Period, Placer will notify Claude in writing either that Placer will proceed with the Option (the “Option Notice”) (in which case the date of the Option Notice will be the “Effective Date”) or that Placer elects not to proceed with the Option (in which case this Agreement will be terminated and of no further force and effect and the parties will have no further rights against or liability to one another hereunder except with respect to any rights and liabilities which have accrued to the date of termination). If Placer elects not to proceed with the Option, Placer will ensure that any drilling, trenching, exploration, or other work which Placer has performed on the Property during the Evaluation Period, will be remediated in conformity to regulatory standards. Placer’s decision to proceed with the Option is subject to the Evaluation of the Property being satisfactory to Placer, in its sole discretion, and without waiver of any rights it may otherwise have in this regard.

3.6	If Placer provides Claude with the Option Notice:

(a)	Claude and Placer will, as soon as practicable thereafter, enter into a preferred relationship agreement on mutually agreeable terms; and

(b)	conditional upon Claude obtaining all requisite stock exchange and regulatory approvals, Placer shall, as soon as practicable thereafter, subscribe, on a private placement basis, for 1,000,000 common shares of Claude having an aggregate purchase price of $750,000 (the “Private Placement”).

ARTICLE 4: OPTION

4.1	Claude irrevocably grants to Placer the sole and exclusive right and option, conditional upon Placer providing Claude with the Option Notice, to earn an undivided 55% beneficial and working joint venture interest in the Property, including all rights of Claude with respect thereto, on the terms and conditions described in this Agreement (with the time period between the date of the Option Notice and the date that Placer has earned a joint venture interest in the Property, being herein called the “Option Period”).

4.2	Claude grants to Placer during the Option Period, the sole and exclusive right (subject to Claude’s remaining rights during the Option Period as set out in this Agreement) for Placer, its employees, agents and contractors to:

(a)	enter upon and have immediate access to the Property for purposes of Operations (as defined below);

(b)	devise, plan and engage in exploration, development and exploitation activities and all other operations (from the surface or underground) related to the exploration for, development of and exploitation of minerals on the Property (the “Operations”);

(c)	bring and install on the Property such buildings, plants, machinery, equipment, tools, appliances and supplies as Placer may deem necessary for the conduct of exploration, development and exploitation activities and all other operations (from the surface or underground) related to the Operations and remove from time to time such buildings, plants, machinery, equipment, tools, appliances and supplies as Placer may have brought to or installed on the Property; and

(d)	remove from the Property such rock, ores, minerals and metals and transport the same for the purposes of sampling, testing and assaying.

4.3	During the Option Period, Placer will:

(a)	comply with all applicable laws, rules and regulations, including applicable bonding requirements, and carry out all Operations in a good and workmanlike manner in accordance with generally accepted mining practice;

(b)	maintain insurance coverage in respect of Operations on the Property commensurate with generally accepted mining practice as conducted by senior mining companies;

(c)	carry out sufficient assessment work to maintain the Property in good standing and pay all taxes and other charges lawfully levied or assessed against the Property, except for any part of the Property abandoned pursuant to paragraph 4.10 hereof;

(d)	pay all other costs and expenses respecting the Property including without limitation, tax assessments respecting the Surface Rights (except any portion of the tax assessment that relates to the buildings and improvements that are part of the Excluded Property pursuant to subparagraphs (a) and (b) of paragraph 1.2 hereof), and all payments required to be made pursuant to the Property Agreements, as herein defined;

(e)	file within the required time frames, the assessment credits as may become available from Operations, with Claude to advise Placer respecting Claude’s activities on the Property, to the extent required in order to file the assessment credits; and

(f)	provide the following access and information to Claude respecting the Operations and the Property:

(i)	full access on reasonable notice at any time during normal business hours to all data and material information relating to Operations and the Property;

(ii)	full access on reasonable notice at any time during normal business hours to Operations for purposes of observation;

(iii)	information which may be material to Claude respecting the Operations or the Property, in an expeditious manner;

(iv)	assay results in a timely manner;

(v)	quarterly reports on Operations and the Property and the results obtained therefrom including details of costs incurred and conclusions and technical information such as current maps, assay results, and calculations of tonnage of ore and rock; and

(vi)	annual reports on Work Costs, as herein defined.

Notwithstanding the foregoing, Placer will not be obliged to disclose to Claude any proprietary information or trade secrets. Claude acknowledges that Placer will not be deemed to have made any representation or warranty in respect of the accuracy, completeness, or validity of any information provided to Claude pursuant to this paragraph 4.3 (f).

4.4	During the Option Period, Placer shall rent from Claude that portion of the Excluded Property consisting of the property of Claude described in Schedule A-5 hereto (the “Rental Property”), on the following terms and conditions:

(a)	rent for the Rental Property shall be $1.00, the receipt of which is hereby acknowledged by Claude;

(b)	Placer shall operate, maintain, repair, and replace the Rental Property during the Option Period in a proper manner and in accordance with good Canadian mining practice and shall return the Rental Property to Claude at the end of the Option Period in as good a condition as at the commencement of the Option Period; and

(c)	Placer shall maintain insurance on the Rental Property in accordance with good Canadian mining practice as conducted by senior mining companies, with loss made payable to Claude.

4.5	Placer shall indemnify and save Claude harmless from and against all losses, liabilities, claims, demands, damages, expenses, suits, injuries or deaths in connection with or resulting from Operations or access of Placer to the Property during the Option Period, and Placer shall fully pay all contractors, suppliers, agents and workers involved in connection with the Operations.

4.6	In order to maintain the Option and thereby earn a 55% undivided interest in the Property, Placer shall perform all of the following conditions:

(a)	complete the Private Placement and make a payment of $150,000 to Claude forthwith upon completion of the Evaluation Period;

(b)	on or before the first anniversary of the Effective Date, incur minimum Work Costs (as defined in Schedule D to this Agreement) of $1,200,000;

(c)	in addition to the Work Costs referred to in paragraph 4.6 (b) hereof, on or before the second anniversary of the Effective Date, incur minimum Work Costs of at least $1,500,000.00;

(d)	on or before the third anniversary of the Effective Date, incur total cumulative Work Costs of $8,200,000.00;

(e)	deliver, on or before the fifth anniversary of the Effective Date, a Bankable Feasibility Study, as herein defined.

For the purposes of this Agreement, the term “Bankable Feasibility Study” shall mean a report containing a description and analysis of the methods and costs of bringing into production and operation a mine on the Property and associated facilities related thereto, which report, in the opinion of the person preparing or commissioning same, would be in a form acceptable to a financial institution for the purposes of financing a mine on the Property and associated facilities related thereto and would result in a positive decision by such financial institution to provide financing for such a mine and associated facilities; and, without limiting the generality of the foregoing, shall include:

(i)	the estimated recoverable reserves of minerals and the estimated average composition and content thereof which may be produced from the Property;

(ii)	procedures for developing, mining, and producing ore from the Property;

(iii)	results of metallurgical tests;

(iv)	the nature and extent of the machinery, equipment and other facilities proposed to be acquired for the purposes of producing and marketing ore or concentrates from the Property, which may include mill or beneficiation facilities for processing such ore if in the judgement of the person conducting or commissioning the feasibility study the size, extent, and location of the deposits(s) of minerals on the Property which will be available for processing in such mill or beneficiation facilities appear to make such mill or beneficiation facilities feasible, in which event such person shall also include a preliminary design for any such mill or beneficiation facilities in the feasibility study;

(v)	the total costs, including capital budget, which the person conducting or commissioning the feasibility study reasonably estimates will be required to purchase, construct and install all machines and equipment referred to in the preceding subparagraph, including a schedule of the timing of the capital requirements for such purchases; and

(vi)	a total economic feasibility report, taking into account subparagraphs (i) to (v) above and all other matters the person conducting or commissioning the feasibility study deems relevant and materials. Such total economic feasibility report shall include an estimate of the financial return for the mine based on the estimated market price of the product, as determined by the person conducting or commissioning such feasibility study.

4.7	Placer will be obliged to perform the conditions set out in paragraphs 4.6 (a) and (b) of this Agreement prior to any abandonment by it of the Option. Placer has the right, after it has performed the conditions set out in paragraphs 4.6 (a) and (b) of this Agreement, to abandon the Option. In the event that Placer abandons the Option, Placer shall:

(a)	re-convey the Property to Claude (if Claude had earlier transferred the Property to Placer pursuant to paragraph 4.9 hereof);

(b)	complete remediation and reclamation of the Property to regulatory standards;

(c)	ensure that the Property is in at least the same condition as at the Effective Date including, without limitation, ensuring that the shaft remains dewatered to the 16th level and ensuring that the rehabilitation of the shaft is in at least as good a condition as at the Effective Date; and

(d)	ensure that the Property is in good standing with all taxes and assessments paid, for a period of at least one year from the notice of abandonment.

4.8	If Placer abandons the Option, Placer will have one year to remove all of its equipment from the Property and will do so if requested by Claude. Thereafter, Placer’s interest in any equipment left on the Property will be deemed to have been quitclaimed by Placer to Claude. Placer will have access to the Property following abandonment of the Option to the extent required by Placer to carry out its reclamation and remediation obligations hereunder.

4.9	After the first anniversary of the Effective Date, Claude shall, upon written request from Placer, transfer title to Placer for all or parts of the Property as determined by Placer, to be held by Placer in trust for the purposes of this Agreement.

4.10	Placer may at any time during the currency of the Option Period, abandon any one or more of the mining properties which comprise the Property. Placer shall provide Claude with notice of any abandonment. In the event that any of the mining properties comprising the Property are abandoned, Placer shall:

(a)	complete remediation and reclamation of the abandoned Property to regulatory standards in respect of any work performed by Placer on the abandoned Property;

(b)	retransfer such abandoned Property to Claude (if such abandoned Property had earlier been transferred by Claude to Placer pursuant to paragraph 4.9 hereof);

(c)	ensure that the abandoned Property is in at least the same condition as at the Effective Date including, without limitation, ensuring that if the Property including the shaft is abandoned, the shaft remains dewatered to the 16th level and the rehabilitation of the shaft is in at least as good a condition as at the Effective Date; and

(d)	keep the abandoned Property in good standing with all taxes and assessments paid for a period of at least one year from the notice of abandonment.

4.11	Placer’s obligations to incur Work Costs are subject to the following:

(a)	Work Costs incurred by Placer by any date in excess of the amount of Work Costs required to be incurred by any date will be carried forward to the succeeding period or periods and qualify as Work Costs for such succeeding period or periods. If Work Costs are less than the amount of Work Costs required to be incurred by any date, Placer may pay the deficiency to Claude in cash within 60 days thereafter in order to maintain the Option. Such payments of cash in lieu will be deemed to be Work Costs;

(b)	if, subsequent to the date or dates on or before which Work Costs are required to be incurred by Placer (or cash paid in lieu thereof), it is determined upon examination or audit by either party that such Work Costs have not been incurred or paid, Placer will not lose any of its rights hereunder and the Option will not terminate, provided that Placer pays to Claude 115% of such deficiency in Work Costs within 30 days following such determination (if determined by Placer) or within 30 days following notice to Placer of such deficiency (if determined by Claude), and 100% of such deficiency in Work Costs will be deemed to be Work Costs; and

(c)	the force majeure provisions set out in paragraph 7.10 hereof.

ARTICLE 5: JOINT VENTURE

5.1	Immediately upon completing all of the steps set out in paragraph 4.6 hereof, Placer will have earned a 55% undivided beneficial interest in the Property, including all rights of Claude with respect thereto, and the parties will be deemed to have formed a joint venture (the “Joint Venture”) for the purpose of exploration and the development and operation of a mine on the Property (with the period of time after the date of the formation of the Joint Venture to the date of any termination of the Joint Venture being herein called the “Joint Venture Period”).

5.2	At the time the Joint Venture is formed, the respective interests of the parties in the Joint Venture (the “Joint Venture Interests”) will be:

Placer	55%
Claude	45%

5.3	Forthwith upon the formation of the Joint Venture, the Joint Venture will, subject to the force majeure provisions set out in paragraph 7.10 hereof, proceed with the development and operation of a mine on the Property in accordance with the recommendations contained in the Bankable Feasibility Study, in a timely fashion consistent with good Canadian mining practice.

5.4	If Claude is unable to provide, within 90 days after the Joint Venture has finalized its program for the development and operation of a mine on the Property, written confirmation satisfactory to Placer, acting reasonably, of the availability of Claude’s share of the project financing required for the development of a mine on the Property (“Claude’s Share of the Construction Financing”), Claude will have the right to require Placer to advance, within 90 days of notice from Claude, Claude’s Share of the Construction Financing in return for which Placer shall acquire an additional 5% Joint Venture Interest (the “Additional Interest”) such that the Joint Venture interests of the parties will then be held 60% as to Placer and 40% as to Claude. The Additional Interest will vest upon Placer advancing Claude’s Share of the Construction Financing and providing evidence reasonably satisfactory to Claude thereof. Placer will be entitled to recover from ninety (90%) per cent of Claude’s share of the Cash Flow (as herein defined) from the Property: (i) an amount equal to Claude’s Share of the Construction Financing; plus (ii) interest at a floating rate equal to the prime rate of interest charged from time to time by Placer’s principal lender plus 1% per annum. There shall be no recourse by Placer against Claude for the recovery of Claude’s Share of the Constructing Financing and interest thereon, as aforesaid, beyond ninety (90%) per cent of Claude’s share of the Cash Flow from the Property.

5.5	For the purpose of this Agreement, “Cash Flow” shall mean the total proceeds, calculated at the point of sale, derived from the sale of ore, minerals or other products extracted from the Property, from and after the formation of the Joint Venture, plus all net amounts received from the sale of plant, machinery, equipment or other assets on the Property if the capital costs for such items have been earlier included in Work Costs as defined in Schedule “D” of this Agreement, less Work Costs incurred.

5.6	Notwithstanding any other provision of this Agreement or standard joint venture practice to the contrary, there shall be no obligation on Claude to provide any financing for any exploration, development, construction, operating or other costs of the Joint Venture, beyond an amount equivalent to 90% of Claude’s share of the Cash Flow generated from the Property (“Claude’s Maximum Amount”). If the Joint Venture decides to proceed with expenditures in connection with the Property and the Joint Venture Interest of Claude would result in Claude otherwise being required to pay in excess of Claude’s Maximum Amount, (with the amount that is in excess of Claude’s Maximum Amount being herein called the “Excess Amount”) then Placer will fund the Excess Amount, and the Excess Amount together with interest thereon at a floating rate of interest equal to the prime rate of interest charged from time to time by Placer’s principal lender plus 1% per annum, shall be repaid from, and there shall be no recourse by Placer to Claude beyond, 90% of Claude’s share of the Cash Flow from the Property.

5.7	If and for so long as:

(a)	Placer has advanced Claude’s Share of the Construction Financing pursuant to paragraph 5.4 hereof and any amount is outstanding to Placer for Claude’s Share of the Construction Financing; or

(b)	Placer has funded the Excess Amount pursuant to paragraph 5.6 hereof and any amount is still outstanding to Placer for the Excess Amount;

then the Joint Venture has the option, exercisable from time to time by notice to Claude, to market Claude’s share of production of minerals from the Property, whereupon all proceeds from production of minerals from the Property will accrue to the account of the Manager, as herein defined, from which all costs, including any amounts remaining outstanding to Placer for Claude’s Share of the Construction Financing and/or the Excess Amount (subject to the maximum of 90% of Claude’s Share of the Cash Flow as set out in paragraphs 5.4 and 5.6 hereof), will be paid prior to disbursing to Claude any of Claude’s share of the proceeds in excess of 10% of Claude’s share of the Cash Flow.

5.8	The Joint Venture shall have the option, exercisable on notice to Claude within 90 days after the Joint Venture has finalized its program for the development and operation of a mine on the Property, to rent and/or purchase whatever Rental Property it may choose (the “Applicable Rental Property”). If:

(a)	the rental option is exercised, the terms of the rental of the Applicable Rental Property shall be as set out in paragraph 4.4 hereof, except for the rental rate which shall be the fair market rental rate thereof, to be agreed upon between Placer and Claude and failing agreement, to be determined by arbitration in accordance with paragraph 7.9 hereof;

(b)	the purchase option is exercised, the purchase price of the Applicable Rental Property shall be the fair market value thereof, to be agreed upon between Placer and Claude and failing agreement, to be determined by arbitration in accordance with paragraph 7.9 hereof.

5.9	Except as provided in paragraph 5.4 and 5.6 hereof, each party will be responsible for payment of its proportionate share (based on its Joint Venture Interest) of all exploration, development, construction and operating costs of the Joint Venture from and after its formation, including without limitation, reclamation and remediation obligations and any security therefor.

5.10	Upon formation of the Joint Venture, a Management Committee, represented by the members from each party and holding voting rights in accordance with the party’s Joint Venture Interest, will be established which, subject to the terms of this Agreement, will make all decisions, on a simple majority vote, which are required to be made by the joint venture parties with respect to the Joint Venture’s operation. The manager (the “Manager”) will be appointed by and subject to the direction and control of, the Management Committee. The Manager shall provide the parties to the Joint Venture with monthly reports on its operations.

5.11	If any party holds in excess of 50% of the Joint Venture Interest, that party will have the right to be the Manager of the Joint Venture and to manage all Operations on the Property during the period of time that it holds greater than a 50% Joint Venture Interest.

5.12	The Manager will be entitled to charge the Joint Venture an amount for general overhead and administrative costs and management fees equal to:

(a)	from the date of the formation of the Joint Venture until the commencement of commercial production, one and one-half percent (1.5%) of any Work Costs, including capital and construction costs;

(b)	thereafter, two percent (2%) of any Work Costs.

In calculating the percentages referred to in paragraphs 5.12 (a) and (b) of this Agreement, there shall be excluded from Work Costs:

(a)	any Work Costs payable to an Affiliate of the Manager or Placer; and

(b)	any taxes and royalties payable.

5.13	The Manager will propose the work programs and budgets following the formation of the Joint Venture.

5.14	(a)	During the Joint Venture Period, the parties shall conduct their activities respecting the Property, and shall cause the Manager to conduct its activities respecting the Property, in such a manner that the overall economic returns of the Property will be maximized.

(b)	Subject to the provisions of paragraph 5.14 (a) hereof, the Manager, in its capacity as owner or operator of another mining property, mill or other facility, and any affiliate of the Manager, may contract or enter into arrangements with the Joint Venture provided that:

(i)	such contracts and arrangements and the accounting and financial procedures established therein for determining charges and credits shall be fair and equitable as between the Joint Venture and the Manager, it being intended that the Manager will maximize the overall economic returns from the Property;

(ii)	any charges made by the Manager or its affiliates to the Joint Venture under such contracts or arrangements do not exceed the normal market rates therefor; and

(iii)	the charges made by the Manager or its affiliates to the Joint Venture under such contracts or arrangements do not exceed the costs of the Manager or its affiliates, plus 10%.

(c)	Nothing in this Agreement will be deemed to constitute either party, in its capacity as a party to the Joint Venture, the partner, agent or legal representative of the other party to the Joint Venture or to create any fiduciary relationship between them, for any purpose whatsoever.

5.15	Subject to paragraph 5.14 hereof, upon the Property being brought into commercial production, the Property may be operated as a single operation with other mining properties owned by third parties or in which the Manager has an interest, in which event the parties agree that (notwithstanding separate ownership thereof) ores mined from the mining properties (including the Property) may be blended at the time of mining or at any time thereafter, provided, however, that the respective mining properties will bear and have allocated to them their proportionate part of costs incurred relating to the bringing of such single operation into commercial production and thereafter operating the same, and will have allocated to each of them the proportionate part of the revenues earned relating to such single operation. In making any such allocation, effect will be given to the tonnage and location of ore and other material mined and beneficiated and the characteristics of such material including the metal content of ore removed from, and to any special charges relating particularly to ore, concentrates or other products or the treatment thereof derived from, any such mining properties. The Manager will ensure that reasonable practices and procedures are adopted and employed for weighing, determining moisture content, sampling and assaying and determining recovery factors.

5.16	Upon the formation of the Joint Venture, all reclamation and remediation obligations respecting the Property, then or thereafter existing, shall become the obligations of the Joint Venture. Upon commencement of commercial production from the Property, a reclamation fund will be established to which, subject to the provisions of paragraphs 5.4 and 5.6 hereof, the parties to the Joint Venture will be obliged to contribute. The Manager will in its reasonable discretion accept security in lieu of such payment being made in cash. The fund need not be maintained if either party has or acquires a 100% interest in the Property.

ARTICLE 6: TRANSFER OF INTERESTS AND PREEMPTIVE RIGHTS

6.1	During the Option Period and the Joint Venture Period, each party’s interest in the Property and in this Agreement will be subject to the restrictions on transfer set out in Schedule “E”.

6.2	Notwithstanding the foregoing and the restrictions on transfer set out in Schedule “E” hereto, either party may mortgage, charge, or encumber its interest in this Agreement and the Property and its Joint Venture Interest on the condition that the mortgagee, chargee, or encumbrancer agrees with the other party to this Agreement that, upon any enforcement of such mortgage, charge or other encumbrance, the mortgagee, chargee, or encumbrancer will be bound by the terms of this Agreement.

ARTICLE 7: GENERAL

7.1	Claude acknowledges that, during the Evaluation Period and the Option Period, Placer will have discussions and correspondence with government and Claude representatives and with other stakeholders concerning the Property, and Claude will co-operate with Placer in this process by assisting in the identification of key contacts and by consenting to full disclosure to Placer of information relating to the Property.

7.2	During the Option Period and the Joint Venture Period, Placer and the Manager shall keep proper books and records of Operations on the Property. Claude and its auditors shall have the right, at Claude’s cost and on reasonable notice to Placer or the Manager, as the case may be, to inspect and audit such books and records.

7.3	Each Party has the right at its own risk and expense, at any time and from time to time during the Option Period and the Joint Venture Period, upon reasonable notice to the other party, to remove from the Property their respective property, including in the case of Claude, the Excluded Property (except for the Rental Property during the Option Period and the Applicable Rental Property when it is rented during the Joint Venture Period). Either party, its respective employees, agents and contractors, at their sole risk and expense, and subject to reasonable safety regulations, will, during the Option Period and the Joint Venture Period, have access to the Property, at all reasonable times on reasonable notice to the other party, for the purpose of removal from the Property of property so long as such removal does not interfere with Operations. Each party agrees to indemnify and save the other party harmless from any and all loss or damage of any kind whatsoever resulting in any way from the entry, presence or activities of the party removing property and/or its employees, agents and contractors on the Property.

7.4	During the Option Period and the Joint Venture Period, the lessee from Claude of the building referred to in paragraph 1.2 (b) hereof, shall have the right to the use of such building in accordance with its lease of such building and shall have unrestricted access over the Surface Rights to the extent necessary to exercise such right.

7.5	The parties acknowledge that either of them may, due to the proximity of certain of its other properties to the Property, possess or come into possession of information which may be relevant to the other party or the Joint Venture, but except as provided for in this Agreement, neither party will have any obligation to disclose to the other party and neither party will have any right to obtain any such information from the other party, any such information obtained from its operations on property other than the Property.

7.6	The parties further acknowledge that:

(a)	neither party may publicly disclose the terms of this Agreement except (i) with the consent of the other party or (ii) as may be necessary in the opinion of counsel to the party making such disclosure to comply with the requirements of any governmental authority, stock exchange or securities regulatory body having jurisdiction;

(b)	no public statement or press release may be made by either party in respect of exploration results or other information about the Property except (i) with the consent of the other party or (ii) as may be necessary in the opinion of counsel to the party making such disclosure to comply with the requirements of any governmental authority, stock exchange or securities regulatory body having jurisdiction;

(c)	Notwithstanding the foregoing, disclosure of the terms of this Agreement may be made:

(i)	as required by a financial institution or other similar entity in connection with any financing required for purposes of this Agreement or otherwise; or

(ii)	as may reasonably required by a third party or parties in connection with the negotiation for the sale or transfer of any Joint Venture Interest or other interest in the Property or the acquisition of an entity or other interest in a party.

7.7	Claude will indemnify Placer and its directors, officers, employees, agents, representatives and subcontractors with respect to any misrepresentation or untrue warranty of Claude including without limitation, any misrepresentation or untrue warranty of Claude pursuant to paragraph 2.1 (k) hereof, respecting Hazardous Substances (subject to the two year limitation set out in paragraph 2.3 hereof). Placer will indemnify Claude and its directors, officers, employees, agents, representatives and subcontractors with respect to any misrepresentation or untrue warranty of Placer (subject to the two year limitation set out in paragraph 2.3 hereof).

7.8	Each party waives and renounces the benefit of all provisions of law relating to actions of partition of real or personal property subject to this Agreement.

7.9	This Agreement will be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein. The parties hereto agree that any suit, action or proceeding arising out of or relating to this Agreement shall be brought in a court in the Province of Ontario, and the parties hereby irrevocably and unconditionally attorn and submit to the jurisdiction of such court. The parties irrevocably waive and agree not to raise any objection they might now or hereafter have to the bringing of any such suit, action or proceeding in a court in Ontario including, without limitation, any objection that the place where such court is located is an inconvenient forum or that there is any other suit, action or proceeding in any other place relating in whole or in part to the same subject matter. Notwithstanding the above, any dispute relating to paragraph 5.8 of this Agreement or paragraph 5 (c) of Schedule E to this Agreement shall be finally determined pursuant to the Commercial Arbitrations Act (Ontario) by a single arbitrator. The location of any such arbitration shall be Toronto unless the parties agree otherwise.

7.10	No party will be liable to any other party hereto and no party will be deemed in default under the Agreement for any delay in performing any of its covenants and agreements, or in incurring Work Costs (including committed Work Costs), caused by or arising out of any act beyond the reasonable control of such party, excluding lack of funds but including, without limitation, lack of rights or permission by First Nations or indigenous peoples’ groups to enter upon the Property to conduct exploration, development and mining operations thereon, war or war conditions, actual or potential, earthquake, fire, storm, flood, explosion, strike, labour trouble, accident, riot, unavoidable casualty, act of restraint, present or future, of any lawful authority, act of God, protests or demonstrations by environmental lobbyists, First Nations or indigenous peoples’ groups, acts of the public enemy, delays in transportation, breakdown of machinery, inability to obtain necessary materials in the open market, unavailability of equipment, or any federal or territorial laws, regulations or requirements (expressly including inability to obtain in a timely manner, after diligent efforts, necessary governmental approvals, licences and permits on terms reasonably acceptable to Placer or the imposition of material new requirements for approvals, licences or permits that did not exist on the date of this Agreement). No right of a party will be affected for delay of a party to perform any of its covenants and agreements or to incur Work Costs, if the failure or delay is caused by one of the events referred to above. All times provided for in this Agreement will be extended for the period commensurate with the period of the delay and, so far as possible, the party affected will take all reasonable steps to remedy the cause of the delay attributable to the events referred to above; provided, however, that nothing contained in this section will require any party to settle any labour dispute, protest or demonstration, or to question or test the validity or constitutionality of any provincial, federal or other governmental order, regulation or law or claim of right by First Nations or indigenous peoples’ groups. The party affected will give notice to the other party of the commencement and termination of each period of force majeure.

7.11	This Agreement contains the entire understanding between the parties dealing with the subject matter hereof and supersedes all negotiations, correspondence, letters of intent and prior agreements or understandings relating thereto including the Confidentiality Agreement between the parties dated November 19, 1999.

7.12	This Agreement may be executed by facsimile and in any number of counterparts, and it will not be necessary that the signatures of both parties be contained on any counterpart. Each counterpart will be deemed to be an original, but all counterparts together will constitute one and the same instrument.

7.13	Unless herein otherwise expressly provided, any notice, request, direction, consent, waiver, extension, agreement or other communication that is required to or may be given or made hereunder shall be in writing and either personally delivered to a responsible officer of the addressee or sent by telecopy to:

In the case of Placer:

Placer Dome (CLA) Limited
130 Adelaide Street West
Suite 3201
Toronto, Ontario
M5H 3P5

Attention:	Manager, Corporate Development
Telecopier:	(416) 359-9787

With a copy to:

Placer Dome Inc.
1600 – 1055 Dunsmuir Street
P. O. Box 49330
Vancouver, British Columbia
V7X 1P1

Attention:	General Counsel
Telecopier:	(604) 684-7261

With a copy to:

Fasken Martineau DuMoulin LLP
Toronto Dominion Bank Tower
Toronto Dominion Centre
Toronto, Ontario
M5K 1N6

Attention:	John S. M. Turner
Telecopier:	(416) 364-7813

In the case of the Claude:

Claude Resources Inc.
Suite 200, 224-4th Avenue South
Saskatoon, Saskatchewan
SK7 5M5

Attention:	President
Telecopier:	(306) 668-7500

With a copy to

MacPherson Leslie & Tyerman
1500, 410 – 22nd Street East
Saskatoon, Saskatchewan
S7K 5T6

Attention:	R. Neil MacKay
Telecopier:	(306) 975-7145

or to such other address as any of the parties may designate by notice given to the others.

Each notice shall be personally delivered to the addressee or sent by facsimile transmission to the addressee and (i) a notice which is personally delivered shall, if delivered on a Business Day, be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first Business Day following the day on which it is delivered; and (ii) a notice which is sent by facsimile transmission shall be deemed to be given and received on the Business Day sent if transmitted prior to 2:00 p.m. on that day or the next Business Day following the day on which it is sent if transmitted on a day other than a Business Day or after 2:00 p.m. on a Business Day. For the purposes of this Subscription Agreement, a “Business Day” means a day which is not: (i) a Saturday or Sunday; (ii) a statutory or civic holiday in the City of Toronto or the City of Saskatoon.

7.14	This Agreement will enure to the benefit of and be binding on the parties hereto and their respective successors and permitted assigns.

7.15	Each party hereto will promptly do and provide all acts and things and will promptly execute and deliver such deeds, assignments, endorsements and instruments and evidences of transfer and other documents and will give such further assurances as will be necessary or appropriate in connection with the performance of this Agreement.

7.16	When used in this Agreement and the Schedules hereto, the terms “Affiliate” or “affiliate” shall have the meaning set out in the Business Corporations Act (Ontario).

If the terms of this Agreement are acceptable to you, please sign the enclosed copies of this letter and return one fully signed copy of the same to the undersigned at your earliest convenience. This Agreement will then constitute a binding agreement and will serve as the basis for a detailed Option and Joint Venture Agreement between Placer and Claude on the Property. The terms of this offer will remain confidential until the Claude has executed this Agreement.

Promptly following the first anniversary of the Effective Date, Placer will prepare the detailed Option and Joint Venture Agreement, and present the same to Claude for its review and approval. Upon presentation the parties will diligently attempt to settle the terms of the same in a timely manner. If the detailed Option and Joint Venture Agreement is not settled and executed by both parties this Agreement will remain binding on the parties.

This offer is open for acceptance by you until November 10, 2000.

Yours truly,

PLACER DOME (CLA) LIMITED

By:/s/ James K. Gowans, E.V.P.

Accepted and agreed to this 8th day of November, 2000
CLAUDE RESOURCES INC.

By:/s/ William R. MacNeill, Chairman

This is Schedule “A-1” to the Letter Agreement between Placer Dome (CLA) Limited and Claude Resources Inc.

“Claims”

Aiken Russet

Claim #		Parcel	Pat.#	Area (Ha.)	Township

KRL	18728	2248		27.652	Baird
KRL	18729	2249		30.574	Baird
KRL	18778	2250		23.294	Baird
KRL	19278	2251	11663	26.535	Baird
KRL	19279	2252	11664	18.308	Baird
KRL	19280	2253	11665	26.564	Baird
KRL	19281	2254	11666	20.335	Baird
KRL	19367	2255	11667	18.470	Baird
KRL	19368	2256	11668	14.115	Baird
KRL	19684	2434	12198	18.450	Baird
KRL	19685	2243	11652	18.231	Baird
KRL	19686	2257	11649	15.046	Baird
KRL	19687	2239	11648	27.078	Baird
KRL	19688	2240	11649	15.111	Baird
KRL	19719	2258	11670	14.184	Baird
KRL	19720	2259	11671	19.834	Baird
KRL	19788	2435	12199	6.718	Baird
KRL	20169	2260	11672	22.590	Baird
KRL	20170	2241	11650	23.188	Baird
KRL	20171	2242	11651	20.805	Baird
KRL	20585/A	2261	11673	46.057	Baird
KRL	20586/A	2262	11674	38.619	Baird
KRL	20587/A	2263	11675	41.019	Baird
KRL	20588	2264	11676	24.868	Baird
KRL	21273	2265	11677	7.232	Baird
KRL	21274	2266	11678	7.086	Baird
KRL	21275	2267	11679	7.572	Baird
KRL	21276	2268	11680	9.781	Baird
KRL	21277	2269	11682	8.478	Baird
KRL	21278	2270	11682	10.748	Baird
KRL	21280	2271	11683	10.688	Baird
KRL	21281	2272	11684	14.253	Baird
KRL	21316	2273	11685	50.857	Baird
KRL	21317	2274	11686	17.669	Baird
KRL	21378	2276	11687	23.071	Baird
KRL	21318	2275	11688	12.335	Baird
KRL	12726	1513	10322	22.189	Baird
KRL	12727	1514	10323	20.453	Baird
KRL	12728	1496	10289	20.825	Baird
KRL	12820	1497	10290	11.938	Baird
KRL	12821	1498	10291	13.185	Baird
KRL	12822	1499	10292	11.226	Baird
KRL	12823	1500	10293	17.365	Baird
KRL	12824	1501	10294	18.879	Baird
KRL	19181	1909	11015	20.910	Baird
KRL	19182	1910	11016	21.493	Baird
KRL	19235	1911	11017	24.803	Baird
KRL	19236	1907	11007	15.888	Baird
KRL	19237	1908	11008	13.606	Baird
KRL	19238	1912	11018	24.556	Baird

Madsen

Claim #		Parcel	Pat.#	Area (Ha.)	Township

KRL	11502	1291	9601	18.482	Baird
KRL	11503	1292	9602	18.875	Baird
KRL	11504	1293	9603	19.955	Baird
KRL	11505	1294	9604	26.766	Baird
KRL	11506	5259	9605	27.256	Baird
KRL	11507	1296	9606	10.287	Baird
KRL	11508	1297	9607	18.624	Baird
KRL	11509&A	5259	9608	33.338	Baird
KRL	12521	5259	9609	16.612	Baird
KRL	12522	3578&5259	9610	22.270	Baird
KRL	12523	5259	9611	12.420	Baird
KRL	12524	1278	9588	15.427	Baird
KRL	12525	1279	9589	18.964	Baird
KRL	12526	1280	9590	18.413	Baird
KRL	12527	3578&5259	9613	44.722	Baird
KRL	12528	5259	9591	12.715	Baird
KRL	12529	1304	9614	19.206	Baird
KRL	12601	1282	9592	25.884	Baird
KRL	12602	1283	9593	13.905	Baird
KRL	12603	1284	9594	10.789	Baird
KRL	12604	1285	9595	27.134	Baird
KRL	12605	1286	9596	19.906	Baird
KRL	12638	1287	9597	21.914	Baird
KRL	12639	1288	9598	24.050	Heyson
KRL	12640	1289	9599	26.090	Heyson
KRL	12641	1290	9600	20.311	Heyson
KRL	12836	1276	10338	30.869	Baird
KRL	12837	1275	9582	21.788	Baird
KRL	12658	1015	9112	14.378	Baird
KRL	12659	1004	9113	17.361	Baird
KRL	12660	1005	9114	19.425	Baird
KRL	12661	1020	9135	20.222	Baird
KRL	12662	1021	9136	16.794	Baird
KRL	12663	1022	9137	26.499	Baird
KRL	4/12664	1006	9115	15.892	Baird
KRL	12665	1016		17.296	Baird
KRL	12666	1023	9138	17.883	Heyson
KRL	5/12667	1007		16.548	Baird
KRL	12668	1008	9117	18.138	Heyson
KRL	12669	1009	9118	20.906	Heyson
KRL	12921	1010	9199	7.005	Baird
KRL	12922	1011	9120	9.134	Baird
KRL	12838	1302	9612	28.886	Heyson
KRL	13024	1012	9121	20.250	Baird
KRL	1191/12673	1522	10341	8.106	Heyson
KRL	1192/12674	1523	10342	16.875	Heyson
KRL	15/12675	1524	10343	22.480	Heyson
KRL	1190/12676	1521	10338	23.553	Heyson
KRL	1189/12677	1520	10337	20.246	Heyson
KRL	12678	1525	10344	19.020	Heyson
KRL	12679	1526	10345	15.702	Heyson
KRL	12680	1527	10346	31.626	Heyson
KRL	12681	1528	10347	14.933	Heyson
KRL	12682	1529	10348	20.246	Heyson
KRL	12683	1530	10349	20.335	Heyson
KRL	12684	1531	10350	12.298	Heyson
KRL	36016	4271	16021	17.480	Baird
KRL	23017	4272	16022	16.631	Baird
KRL	36018	4273	16023	16.670	Baird
KRL	36019	4274	16024	15.904	Baird
KRL	38091	4275	16025	8.730	Baird
KRL	38092	4276	16026	20.191	Baird
KRL	38093	LO 13528
KRL	38094	4277	16027	15.989	Baird

Starratt-Olsen

Claim #		Parcel		Pat.#	Area (Ha.)	Township

KRL	12642	1433	SR	9970	31.614	Baird
KRL	12643	1434	SR	9971	45.944	Baird
KRL	12644	1435	SR	9972	37.191	Baird
KRL	12645	1436	SR	9973	23.524	Baird
KRL	12646	1424	SR	9961	10.178	Baird
KRL	12647	1425	SR	9962	21.125	Baird
KRL	12648	1432	SR	9969	15.678	Baird
KRL	12704	1423	SR	9956	17.871	Baird
KRL	12705	1415	SR	9946	26.867	Baird
KRL	12706	1416	SR	9947	7.976	Baird
KRL	12730	1417	SR&MR	9948	23.245	Baird
KRL	12858	1659	SR	10604	14.536	Baird
KRL	12859	1660	SR	10605	11.392	Baird
KRL	12860	1661	SR	10606	9.971	Baird
KRL	12861	1662	SR	10607	11.016	Baird
KRL	12862	1673	SR	10608	14.605	Baird
KRL	12863	1663	SR	10620	15.087	Baird
KRL	12864	1674	SR	10621	14.107	Baird
KRL	12865	1675	SR	10622	12.064	Baird
KRL	12875	1664	SR	10609	17.195	Baird
KRL	12866	1668	SR	10613	9.575	Baird
KRL	12876	1665	SR	10610	22.707	Baird
KRL	12877	1676	SR	10623	14.994	Baird
KRL	12878	1669	SR	10614	8.231	Baird
KRL	12879	1670	SR	10615	15.540	Baird
KRL	12880	1666	SR	10611	22.246	Baird
KRL	12881	1667	SR	10612	34.528	Baird
KRL	12882	1671	SR	10616	29.028	Baird
KRL	12883	1672	SR	10617	17.337	Baird
KRL	12953	1426	SR	9963	28.530	Baird
KRL	12954	1427	SR	9964	31.739	Baird
KRL	12955	1428	SR	9965	28.457	Baird
KRL	12963	1429	SR	9966	23.848	Baird
KRL	12964	1430	SR	9967	11.489	Baird
KRL	12965	1431	SR	9968	21.027	Baird

	NB: MR consolidated under parcel 7119

Unpatented Claims

Claim #		Recorded	Expiry	Township	Units	Area (ac.)

KRL	1184229	16-Feb-95	16-Feb-02	Baird	1	16
KRL	1184231	4-May-95	4-May-02	Baird	2	32
KRL	1184902	4-May-99	4-May-01	Baird	2	32

Exploration Properties

Claim #		Parcel	Pat.#	Area (Ha.)	Township

KRL	1457/12758	1616		14.124	Heyson
KRL	1456/12759	1615		20.922	Heyson
KRL	5447/12760	1625		10.562	Heyson
KRL	12764	1617		11.736	Heyson
KRL	12765	1618		10.275	Heyson
KRL	12766	1619		13.751	Heyson
KRL	16672	1633		16.171	Heyson
KRL	16673	1634		22.136	Heyson
KRL	19223	1629		12.545	Heyson
KRL	19224	1630		10.647	Heyson
KRL	19225	1631		16.329	Heyson
KRL	19226	1632		11.963	Heyson
KRL	19247	1792		15.374	Heyson
KRL	19248	1793		15.961	Heyson
KRL	19249	1794		16.191	Heyson
KRL	19250	1795		18.065	Heyson
KRL	19251	1796		16.523	Heyson
KRL	19252	1797		17.466	Heyson
KRL	19253	1798		13.893	Heyson
KRL	19254	1799		14.026	Heyson
KRL	19306	1800		16.503	Heyson
KRL	19307	1801		13.889	Heyson
KRL	19308	1802		12.420	Heyson
KRL	19309	1821		10.396	Heyson
KRL	19310	1822		10.748	Heyson
KRL	19311	1823		12.590	Heyson
KRL	19312	1824		12.108	Heyson
KRL	19313	1825		16.070	Heyson
KRL	19428	1826		19.486	Heyson
KRL	19429	1827		18.178	Heyson
KRL	19430	1803		24.338	Heyson
K	1423	1351SRO	9751	16.794	Heyson
K	1424	1352SRO	9752	16.106	Heyson
K	1425	1353SRO	9753	21.125	Heyson
K	1426	1354SRO	9754	22.217	Heyson
K	1427	1355SRO	9755	17.078	Heyson
K	1428	1356SRO	9756	16.794	Heyson
K	1429	1357SRO	9757	14.892	Heyson
K	1430	1358SRO	9758	20.234	Heyson
K	1431	1359SRO	9759	12.707	Heyson
K	1432	1360SRO	9760	14.892	Heyson
K	1433	353SRO	8068	12.586	Heyson
K	1434	354SRO	8069	25.981	Heyson
K	1435	355SRO	8070	16.552	Heyson
K	1436	356SRO	8071	28.611	Heyson
K	1437	357SRO	8072	21.732	Heyson
K	1438	358SRO	8073	19.061	Heyson
K	1439	1361SRO	9761	28.328	Heyson
K	1440	1362SRO	9762	19.870	Heyson
K	1441	1363SRO	9763	11.574	Heyson
K	1474	359SRO	8074	34.277	Heyson
K	1475	360SRO	8075	27.438	Heyson
K	1585	256SRO	8065	11.453	Heyson
K	1586	361SRO	8076	5.220	Heyson
K	1587	362SRO	8077	11.372	Heyson
K	1588	363SRO	8078	8.660	Heyson
K	1589	364SRO	8079	3.116	Heyson
	NB: MR consolidated under parcel 6108

KRL	10235			11.129	Todd
KRL	10358			13.334	Todd

This is Schedule “A-2” to the Letter Agreement between Placer Dome (CLA) Limited and Claude Resources Inc.

“Licenses and Leases”

License of Occupation

License #	Anniversary	Area	Township

13528	1-Mar-64	37.497	Baird

Lease

Lease #	Anniversary	Area	Township

106887	1-Feb-93	108.355	Heyson
106886	1-Jan-95	95.902	Heyson

107157	1-Apr-98	52.941	Baird

This is Schedule “A-3” to the Letter Agreement between Placer Dome (CLA) Limited and Claude Resources Inc.

Shaft and Hoist Property

•	Head frame
•	Hoist house
•	Ore bin building
•	Shaft house contents
•	Mine shaft

This is Schedule “A-4” to the Letter Agreement between Placer Dome (CLA) Limited and Claude Resources Inc.

“Underlying Agreements”

1.	The Madsen Mine

The Madsen Mine is not subject to any royalties in favour of any other party.

2.	The Buffalo Property

The Buffalo Property is subject to a possible 12 ½% net proceeds of production royalty in favour of Wilanour Resources Limited.

3.	The Starratt Olson Property

The Starratt Olson Property is not subject to any royalties in favour of any other party.

4.	The Aiken-Russet Property

Pursuant to an agreement dated December 2, 1993 between Claude and United Reef Limited and Canhorn Mining Corporation, the Aiken-Russet Property is subject to 2% net smelter return royalty in favour of United Reef Limited and Canhorn Mining Corporation. The maximum amount payable under this royalty is $2,000,000.

5.	The Redaurum Property

Pursuant to an agreement dated September 11, 1995, between Claude and Redaurum Limited, Claude’s interest in the Redaurum Property is subject to a 0.4% net smelter return royalty in favour of Redaurum Limited.

6.	The Hagar Option Property

The Hagar Option Property is not subject to any royalties in favour of any other party.

This is Schedule “A-5” to the Letter Agreement between Placer Dome (CLA) Limited and Claude Resources Inc.

“Rental Property”

Mine Dry Building/Office Complex Cold Storage ShedElectrical Shop Building and Contents Electrical Substation GatehouseShop/Air Compressor Building and Contents Tailings Dams

This is Schedule “B” to the Letter Agreement between Placer Dome (CLA) Limited and Claude Resources Inc.

Hazardous Substances Prior to April 7, 1998

There are 123 drums of PCB contaminants at the Property, broken down as follows:

	39	Drums of oil containing greater than 10,000 ppm
	22	Drums of oil containing between 50 and 10,000 ppm
	14	Drums of oil containing between 2 and 50 ppm
	46	Drums of soil containing less than 10,000 ppm
	2	Drums containing tools, clothing, debris, etc

Total:	123	Drums

This is Schedule “C” to the Letter Agreement between Placer Dome (CLA) Limited and Claude Resources Inc.

Description of Charge under the Occupational Health and Safety Act (Ontario)

Claude was subject to four charges under the Occupational Health and Safety Act (Ontario). Claude entered a guilty plea to one charge and the other three charges were withdrawn. Claude was fined $60,000 plus a 25% victim surcharge.

This is Schedule “D” to the Letter Agreement between Placer Dome (CLA) Limited and Claude Resources Inc.

“Work Costs”

Work Costs are costs incurred for exploration and / or development work, including any reclamation or remediation, on or for the benefit of the Property.

For the purpose of this Agreement, Work Costs will include, without limitation, all amounts incurred: in doing geophysical, geochemical, land, airborne, environmental and/or geological examinations, studies, assessments, assays, audits and/or surveys; in linecutting, mapping, trenching, and staking; in searching for, digging, trucking, sampling, working, developing, mining and/or extracting ores, minerals and metals; in doing diamond and other drilling; in obtaining, providing, erecting, installing and operating mining plant, milling or other treatment plant, ancillary facilities, buildings, machinery, tools, appliances and/or equipment; in construction of access roads and other facilities on or for the benefit of the Property, in transporting personnel, supplies, mining, milling or other treatment plant, buildings, machinery, tools, appliances or equipment in, to or from the Property or any part thereof; in wages and salaries (including “fringe benefits”) of personnel directly engaged in performing work on or with respect to the Property; in assessments or contributions under the Workers’ Compensation Act, the Unemployment Insurance Act and other applicable legislation or ordinances relating to such personnel; in supplying food, lodging and other reasonable needs for such personnel; in obtaining and maintaining any insurance; in the management of and accounting for such work and providing consulting and other contract or professional services or facilities relating to work performed or to be performed hereunder (except for supervisory, legal and accounting services, which shall be excluded from Work Costs); in taxes, fees, charges, payments or rentals (including payments made in lieu of assessment or representation work) or otherwise incurred to transfer the Property pursuant to this agreement and to keep the Property or any part thereof in good standing; in acquiring access and surface rights to the Property; in carrying out any negotiations and preparing, settling and executing any agreements or other documents relating to environmental or indigenous peoples’ claims, requirements or matters; in carrying out any requirements or prerequisites in order to obtain and obtaining all necessary or appropriate approvals, permits, consents or permissions relating to the carrying out of work, including, without limitation, environmental permits, approvals or consents; in carrying out reclamation or remediation; in improving, protecting or perfecting title in the Property or any part thereof; in carrying out mineral, soil, water, air or other testing; in preparing engineering, geological, financing, marketing or environmental studies and/or reports and test work related thereto; and in preparing a feasibility study and/or any work or reports preliminary or supplementary thereto.

The certificate of an officer of Placer setting forth the Work Costs incurred by Placer in reasonable detail will be prima facie evidence of the same.

This is Schedule “E” to the Letter Agreement between Placer Dome (CLA) Limited and Claude Resources Inc.

“Restrictions on Transfer”

1.	Definitions - In this Schedule, “X” will mean the party which is subject to the restrictions on transfer contained herein, and “Y” will mean the other party to the Agreement.

2.	Restrictions on Transfer - No sale, assignment, transfer or other disposition of the whole or any part of X `s interest in the Property or its rights, interests or benefits under the Agreement (including without limitation any royalty rights) may be made by contract, gift, operation of law or otherwise except upon the conditions set out in this Schedule.

3.	Qualifications of Transferee - Any transferee hereunder must be qualified under all applicable laws to own any interest in the Property which may be acquired by a party hereto and must have obtained all requisite government approvals and provided that such transfer does not result in any loss of rights with respect to the Property.

4.	Transfer to Wholly Owned Subsidiary, Holding Company or Sister Company - X may at any time, subject to delivery of the agreement referred to in paragraph 6 of this Schedule, transfer the whole or any part of its interest in the Property to:

(a)	a body corporate all the issued and outstanding shares in the capital of which are owned directly or indirectly by X; or

(b)	a body corporate which owns directly or indirectly all of the issued and outstanding shares in the capital of X; or

(c)	a body corporate all the issued and outstanding shares in the capital of which are owned directly or indirectly by a body corporate referred to in subparagraph 4(b) of this Schedule;

provided that prior to such body corporate thereafter ceasing to have the relationship with X which is described in subparagraph 4(a), 4(b) or 4(c) of this Schedule as the case may be, such interest must be either:

(d)	transferred back to X ; or

(e)	transferred to another body corporate having the relationship with X described in subparagraph 4(a), 4(b) or 4(c) of this Schedule; or

(f)	offered for sale to Y in accordance with this Schedule.

5.	Right of First Refusal

(a)	Except as otherwise provided in this Schedule, if X desires to sell, assign, transfer or otherwise dispose of all or any part of X’s interest in the Property or the whole or any part of the rights, interest or benefits of X under the Agreement to a proposed purchaser (herein called the “Purchaser”) from whom X will have received a bona fide written offer which it is prepared to accept, X will first offer (the “Offer”) the same in writing to Y at the same price and on the same terms as are offered by the Purchaser (subject to subparagraphs 5(b) and 5(c) of this Schedule) and will therein identify such Purchaser. X will also provide Y with a copy of the bona fide written offer that it has received from the Purchaser.

(b)	Subject to subparagraph 5(c) of this Schedule, if the Offer is accepted, X will forthwith transfer to Y the interest specified, upon Y paying the purchase price. If the Offer is not accepted by Y within sixty (60) days of receipt of the Offer, then at any time during the further period of sixty (60) days immediately thereafter X may sell, assign, transfer or otherwise dispose of to the Purchaser the subject matter of the Offer at the same or at a higher price but otherwise on substantially the same terms and conditions as the original offer received from the Purchaser under this paragraph; provided, however, that prior to consummation of such sale, assignment, transfer or other disposition X will first obtain in writing from the Purchaser the agreement referred to in paragraph 6 of this Schedule, acceptable to Y, under which the Purchaser assumes all (in the event of a total sale) or a pro rata part (in the event of a partial sale) of the obligations and liabilities of X under the Agreement and will cause a duly executed counterpart thereof to be delivered to Y. To the extent only that the Purchaser has agreed to assume the obligations and liabilities of X under the Agreement, X shall, following the completion of the aforesaid sale, be released from the obligations and liabilities thereafter due or accruing due pursuant to the Agreement, but will not be released from any such obligations or liabilities theretofore due.

(c)	If the offer received by X from the Purchaser provides for any consideration payable to X otherwise than in cash, the Offer will include X’s good faith estimate of the cash equivalent of the non-cash consideration. If within a period of sixty (60) days of the receipt of the Offer Y notifies X in writing that it has accepted the Offer, X will be bound to sell the subject matter of the Offer to Y on the terms of the Offer, including X’s good faith estimate of the cash equivalent of the non-cash consideration. If, however, Y disagrees with X’s estimate of the cash equivalent of the non-cash consideration, Y will so notify X within the same sixty (60) day period and Y shall, in such notice, specify what it considers, in good faith, the fair cash equivalent to be and the resulting total purchase price. If Y so notifies X, X will have ten (10) days from receipt of such notice to notify Y of its acceptance or rejection of Y’s good faith estimate of the cash equivalent of the non-cash consideration. If X accepts Y’s estimate within said ten (10) day period then Y will be deemed to have accepted the Offer subject to adjustment of the cash equivalent portion thereof to conform to Y’s good faith estimate. If X rejects Y’s estimate or fails to respond within said ten (10) day period the cash equivalent of the non-cash consideration will be determined by arbitration pursuant to paragraph 7.9 of the agreement to which this Schedule is attached and the Offer will remain open during the arbitration and for a period of thirty (30)

days following the decision of the arbitrator. If the Offer (adjusted to reflect the arbitrator’s determination of the cash equivalent of the non-cash consideration) is not accepted by Y within thirty (30) days following the decision of the arbitrator, then at any time during the further period of sixty (60) days immediately thereafter X may sell, assign, transfer or otherwise dispose of to the Purchaser the subject matter of the Offer subject to the conditions set out in subparagraph 5(b) of this Schedule.

6.	Rights and Liabilities - Any sale, assignment, transfer or other disposal by X of its interest or portion thereof pursuant to the provisions of this Schedule will carry the rights, and will delegate and make the interest subject to, all the liabilities and obligations of X under the Agreement. The transferee of such interest shall, by written agreement with and for the benefit of Y, assume and agree to pay and perform such liabilities and obligations. Such assumption will not serve to release or discharge the transferring party from any of the said liabilities or obligations theretofore accrued with respect to the interest or portion thereof being transferred, but will release and discharge the transferring party from all of the said liabilities and obligations thereafter accruing with respect to the interest or portion thereof being transferred. The transferee will appoint a single agent for service and all communication to and from the transferee will be made through this agent.

7.	Improper Transfer is Void - Any sale, assignment, transfer or other disposition of the Property or any interest therein or of the rights, interests or benefits under the Agreement which violates the terms of this Schedule will be void.

AMISK LAKE OPTION AGREEMENT

This Agreement is made with an effective date as of the 1st day of October, 1995

BETWEEN:

HUSKY OIL OPERATIONS LTD., a body corporate, incorporated under the laws of Alberta, carrying on business in Saskatchewan (hereinafter sometimes referred to as “Husky”),

OF THE FIRST PART
AND:

CAMECO CORPORATION, a body corporate, incorporated under the laws of Canada and registered to carry on business in the Province of Saskatchewan (hereinafter sometimes referred to as “Cameco”),

OF THE SECOND PART
AND:

CLAUDE RESOURCES INC., a body corporate, with its head office at Saskatoon, Saskatchewan, carrying on business in Saskatchewan (hereinafter referred to as “Claude”),

OF THE THIRD PART
WHEREAS:

A.	Husky and Cameco hold an interest and rights in certain mineral dispositions in the Province of Saskatchewan, each as to an undivided fifty (50%) per cent interest, which interest and rights are held pursuant to the Joint Venture Agreement, as hereinafter defined;

B.	Husky and Cameco have agreed to grant to Claude an option to acquire up to an undivided seventy (70%) per cent interest in such mineral dispositions and to become a party to the

Joint Venture Agreement, as hereinafter defined, on the terms and conditions hereinafter set forth:

NOW THEREFORE THIS AGREEMENT witnesseth that in consideration of the premises, the mutual covenants and agreements herein contained and the sum of Ten ($10.00) Dollars of lawful money of Canada now paid by each of the parties hereto to each of the others and other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged by the parties hereto), the parties hereto agree as follows:

ARTICLE I INTERPRETATION AND DEFINITIONS

Section 1.01 Definitions

As used in this Agreement, the following words and phrases shall have the following meanings:

(a)	“Affiliate” means any corporation, partnership, joint venture or other form of enterprise which directly or indirectly, controls, is controlled by, or is under common control of a party to this Agreement where “control” means possession, directly or indirectly, of the power to elect the majority of the directors of such corporation or other entity, or to direct or cause the direction of the management and policies of such corporation or other entity through ownership of voting securities, voting units, a voting trust or otherwise;

(b)	“Approved Development Program” means the program for Development Work and Production described in a Feasibility Study approved in accordance with Section 4.08 of this Agreement;

(c)	“Beginning of Commercial Production” means the first day of the month following the first three consecutive months of the operation of a Mine in which the Mine first produces sixty (60%) per cent of one-quarter of its yearly design capacity for Product with a recovery rate of at least eighty (80%) per cent of its designed recovery rate;

(d)	“Commercial Quantities” shall have the same meaning given to it in the Joint Venture Agreement;

(e)	“Counterpart Date” shall have the meaning attributed to it in Section 7.01 hereof;

(f)	“Development Work” means all work necessary for further exploration of any identified mineralization in the Mineral Dispositions, to develop such mineralization and to bring it into Production including the construction and installation of all buildings, plant and equipment required for the Production of Commercial Quantities;

(g)	“Direct Costs” are restricted to proper expenditures and costs which are incurred by Claude directly in, or are incidental but unavoidably related to Exploration Work, Development Work, or Production of the Mineral Dispositions.

(h)	“Effective Date” means October 1, 1995;

(i)	“Election” shall have the meaning attributed to it in Section 5.01 hereof;

(j)	“Election Notice” shall have the meaning attributed to it in Section 5.02 hereof;

(k)	“Exploration Work” means all prospecting, ground and airborne geophysical and radiometric work, geochemical surveys, diamond and percussion drilling, bulldozing, trenching, underground exploration work, and all other work commonly regarded as exploration work in accordance with good Canadian mining practice, in connection with the Mineral Dispositions;

(l)	“Feasibility Study” means a study conducted by an Independent Consultant or, with the approval or deemed approval of both Cameco and Husky, by Claude, in relation to a deposit or deposits on or in the Mineral Dispositions and recommending for each deposit the optimum development and mining techniques through an analysis of the following:

(a)	reasonable estimates of capital costs for the development and start up of the Mine, mill and other processing and ancillary facilities required (based on flowsheets, piping and instrumentation diagrams and other major engineering diagrams), which cost estimates shall include reasonable estimates of:

(i)	capitalized pre-stripping expenditures;

(ii)	expenditures required to purchase, construct and install all machinery, equipment and other facilities and infrastructure (including contingencies) required to bring a Mine into commercial production including an analysis of costs of equipment leasing;

(iii)	expenditures required to perform all other related work required to commence commercial production (including reasonable estimates of working capital requirements); and

(iv)	all other direct and indirect costs and general and administrative expenses that may be required for a proper evaluation of the development and mining technique and associated annual production levels analyzed;

with such capital cost estimates including a schedule of the timing of the estimated capital requirements;

(b)	a review of the nature, extent and rated capacity of the Mine, machinery, equipment and other facilities required for the purpose of Production;

(c)	a reasonable estimate of the annual expenditures required for the first year of Production after the Beginning of Commercial Production, and for subsequent years of mining operations, including estimates of annual Production, personnel required, expenditures for processing, administration, operating and maintenance, taxes (other than income taxes), working capital funding requirements, work commitments, environmental compliance costs, reserves for reclamation and shut-down costs and all other anticipated costs of such operations; and

(d)	a comparison of the cost of mining operations conducted by contract miners to mining operations conducted by Claude using its own personnel;

which study shall be in form and substance standard to the mining industry.

(m)	“Fiscal Year” means the one year period commencing on the Effective Date and continuing until the first anniversary of the Effective Date, and each such period of one year thereafter;

(n)	“Force Majeure” includes strikes, lockouts, acts of God, actions of elements, laws, rules, and regulations of governmental bodies or agencies thereof, unavoidable accidents, delays in transportation, inability to obtain or delay in obtaining necessary materials, facilities, and equipment in the open market, or any other cause, except financial, whether similar or dissimilar to those specifically enumerated, which are beyond the reasonable control of Claude or the party so affected;

(o)	“Independent Consultant” means a consultant or firm of consultants whose experience shall have included projects similar in size and scope who are able and willing to give an expert opinion or provide a requested report on matters submitted within a reasonable time and in accordance with the instructions received;

(p)	“Joint Venture Agreement” means the Amisk Lake Joint Venture Agreement dated November 1, 1987, entered into between Husky and Saskatchewan Mining Development Corporation (to which Cameco was made a party by way of a novation agreement dated November 8, 1988) as amended by an amending agreement entered into between Husky and Cameco dated September 4, 1991;

(q)	“Mine” shall have the same meaning given to it in the Joint Venture Agreement;

(r)	“Mineral Dispositions” means all of the mineral claims and mineral interests listed in Schedule “A” to this Agreement, and any mineral claims or other mineral interests in substitution for or replacement of such interests and shall include any Mineral Dispositions becoming subject to this Agreement pursuant to Section 10.01 of this Agreement;

(s)	“Operator” shall have the same meaning given to it in the Joint Venture Agreement;

(t)	“Option” shall have the meaning attributed to it in Section 4.01 hereof;

(u)	“Option Expenditures” means all Direct Costs, plus an annual management fee rendered by Claude not exceeding:

(i)	with respect to Exploration Work, Fifteen (15%) of the amount of all Direct Costs (other than those established in this section 1.01 (u)); and

(ii)	with respect to Development Work, an amount to be agreed upon by Claude and the Optionors, based on the principle that the purpose of such management fee is that Claude should not experience profit or loss for conducting such Development Work. Based on the above-referenced principle, if the management fee were to be established as at the Effective Date the parties agree that it would be not less than 2.5% nor more than 6% of all Direct Costs (other than those established in this section 1.01 (u)), but the management fee is to be based on the circumstances existing as at the time of establishment of the management fee, based on the above-referenced principle. If the parties fail to agree on such management fee by the date that an Approved Development Program is established pursuant to Section 4.08 hereof, the issue shall be determined by arbitration pursuant to Section 14.08 hereof;

which costs, expenses and charges shall be determined in accordance with Claude’s accounting practices applicable from time to time to the extent that those practices are not inconsistent with generally accepted accounting principles.

(v)	“Optionor” shall mean either Husky or Cameco;

(w)	“Optionors” shall mean collectively Husky and Cameco;

(x)	“Optionor’s Information” shall have the meaning attributed to it in Section 4.08 hereof;

(y)	“Participating Interest” shall have the same meaning given to it in the Joint Venture Agreement;

(z)	“Product” means the end result of Production from a Mine which brings a mineral to its highest state of refinement at a Mine;

(aa)	“Production” means mining, extracting, processing and handling the ores of minerals or concentrates derived therefrom which are discovered or developed on or in the Mineral Dispositions and any other work related thereto as may be incidental or reasonably required;

(bb)	“Shares” means one hundred twenty-five thousand (125,000) common shares in the capital of Claude, to be issued by Claude to the Optionors pursuant to Section 4.02(a) hereof, which shares shall be freely tradeable (subject to any hold period established pursuant to applicable securities legislation) free and clear of encumbrances and listed for trading on the Alberta Stock Exchange.

Section 1.02 Schedules

The following schedules are attached to and form part of this Agreement:

(a) Schedule “A” - List of Mineral Dispositions

(b) Schedule “B” - Royalties and Other Interests in the Mineral Dispositions

(c) Schedule “C” - Mineral Dispositions excluded from Area of Interest

(d) Schedule “D” - Authorized Capital and Issued Shares of Claude

Section 1.03 Entire Agreement

This Agreement and the attached schedules are hereinafter collectively referred to as “this Agreement”. This Agreement constitutes the entire agreement between the parties and supersedes all previous agreements and undertakings relating to the subject matter hereof. The parties acknowledge that there are no agreements, undertakings, representations, warranties or conditions collateral to this Agreement except as specifically stated otherwise in this Agreement.

Section 1.04 Caption and Headings

The division of this Agreement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the interpretation of this Agreement. Any reference to a clause, section or article shall be a reference to a section or article of this Agreement unless specifically stated otherwise.

Section 1.05 Extended Meanings

In this Agreement, where the context so requires or permits, the masculine gender shall include the feminine and neuter genders, the plural shall include the singular and vice versa, and the words “person” and “persons” shall include corporations, partnerships, and all other entities of whatever description.

Section 1.06 Currency

In this Agreement all statements of and references to currency shall mean Canadian currency.

Section 1.07 Governing Law

This Agreement shall be governed by and interpreted in accordance with the laws of the Province of Saskatchewan and the federal laws of Canada applicable therein. Each party attorns to the jurisdiction of the Courts of the Province of Saskatchewan, provided however that in the event of a conflict between this section and section 14.08 of this Agreement, section 14.08 of the Agreement shall govern.

Section 1.08 Severability

If any provision of this Agreement is found to be invalid, illegal, or incapable of enforcement by any Court of competent jurisdiction, such provision shall continue to be enforceable to the extent permitted by such Court against any person(s) and in any circumstance(s) other than those in which it has been found invalid, illegal or incapable of enforcement.

Section 1.09 Amendments

No amendments to this Agreement shall be of any force and effect unless executed in writing by all the parties to this Agreement.

Section 1.10 No Waiver

The failure of a party to insist on the strict performance of any provision of this Agreement, or to exercise any right, power, or remedy consequent upon a breach of this Agreement, shall not constitute a waiver of any provisions of this Agreement nor limit such party’s rights to thereafter enforce any provision of the Agreement or exercise any such right, power, or remedy.

ARTICLE II HUSKY AND CAMECO REPRESENTATIONS AND WARRANTIES

Section 2.01 Representations and Warranties

Husky and Cameco severally represent and warrant to Claude that:

(a)	they have been duly incorporated and are validly subsisting corporations under the laws of Alberta and Canada respectively, are properly registered to carry on business and own property in Saskatchewan, and have all corporate power and authority to perform their obligations under this Agreement;

(b)	all necessary corporate action has been taken by Husky and Cameco to authorize the execution, delivery and performance of this Agreement, and this Agreement constitutes a valid and binding obligation of Husky and Cameco enforceable against each of them in accordance with its terms;

(c)	to the best of their knowledge (the parties acknowledging that no investigations have been done on the matter):

(i)	the location of each of the Mineral Dispositions upon the ground conforms to the description appearing on the records in the appropriate records office;

(ii)	the Mineral Dispositions were properly located according to the laws of the Province of Saskatchewan; and

(iii)	the Mineral Dispositions will be in good standing for ninety (90) days after the execution of this Agreement;

(d)	to the best of their knowledge and except for those matters disclosed in the letter dated September 15, 1989 from Saskatchewan Environment and Public Safety, Husky and

Cameco have not received notice of any violation of or investigation relating to any federal, provincial, or local environmental law or pollution law, regulation or ordinance with respect to the Mineral Dispositions.

(e)	their interest in the Mineral Dispositions is free and clear of any mortgages, liens, charges, pledges, security interests, royalties, encumbrances or other adverse claims of any description created by, through or under Husky and Cameco except as set out in Schedule “B” and, upon exercise of the Option by Claude, Claude will acquire up to a seventy (70%) percent undivided interest in the Mineral Dispositions free and clear of any mortgages, liens, charges, pledges, security interests, royalties, encumbrances or other adverse claims of any description created by, through, or under Husky and Cameco other than those interests more specifically described in Schedule “B” hereto;

(f)	no person has any right or agreement, option, understanding, prior commitment or privilege capable of becoming an agreement for the purchase or acquisition from Husky or Cameco of any interest in the Mineral Dispositions except for rights of first refusal given to both Cameco and Husky pursuant to the Joint Venture Agreement (which have been waived pursuant to Section 4.01 of this Agreement);

(g)	with respect to Cameco, Cameco represents and warrants to Claude that any assessment work required to maintain the Mineral Dispositions in full force and effect has been performed as of the date of the execution of this Agreement and, with respect to Husky, Husky represents and warrants to Claude that, to the best of its knowledge, any assessment work required to maintain the Mineral Dispositions in full force and effect has been performed as of the date of the execution of this Agreement;

(h) except for the amending agreement entered into between Husky and Cameco dated September 4, 1991, the Joint Venture Agreement has not been amended; and

(i)	Husky and Cameco are not non-residents for the purposes of s. 116 of the Income Tax Act (Canada).

Section 2.02 Survival

Husky and Cameco acknowledge that Claude is relying on the representations and warranties contained in Section 2.01 hereof in entering into this Agreement and that such representations and warranties are continuing and will survive the execution of this Agreement.

Section 2.03 No Other Representations

Husky and Cameco make no representations or warranties to Claude other than those expressly enumerated in Section 2.01. Except and to the extent provided in Section 2.01 of this Agreement, Husky and Cameco do not warranty or represent title to the Mineral Dispositions or make representations or warranties with respect to:

(i)	the quantity, quality or recoverability of Product;

(ii)	any estimates of the value of the Mineral Dispositions or the revenues applicable to future Production from the Mineral Dispositions;

(iii)	any engineering, geological or other interpretations or economic evaluations respecting the Mineral Dispositions;

(iv)	the rates of Production of Product from the Mine;

(v)	the quality or condition of the Product, or

(vi)	the suitability of the Product for any purpose.

Claude acknowledges that it has conducted its own review and that, except as expressly set forth in section 2.01 of this Agreement, it is acquiring its interests in the Mineral Dispositions on an “as-is, where-is” basis.

ARTICLE III CLAUDE’S REPRESENTATIONS AND WARRANTIES

Section 3.01 Representations and Warranties

Claude represents and warrants to each of Husky and Cameco that:

(a)	it has been duly incorporated and is a validly subsisting corporation under the laws of Canada, is properly registered to carry on business and own property in Saskatchewan, and has all corporate power and authority to perform its obligations under this Agreement;

(b)	all necessary corporate action has been taken by Claude to authorize the execution, delivery and performance of this Agreement, and this Agreement constitutes a valid and binding obligation of Claude enforceable in accordance with its terms.; and

(c)	the authorized capital of Claude consists of the number of and class of shares shown in Schedule “D” hereto under the column entitled “Authorized Capital”. The issued and outstanding shares of Claude consists of the number and class of shares shown in Schedule “D” hereto under the column entitled “Issued Shares” which shares have been duly issued and are currently outstanding and such shares constitute all of the outstanding shares of Claude;

(d)	no entity other than the Optionors have any agreement, option, right, warrant or privilege to purchase or otherwise acquire any of the Shares;

(e)	the Shares will be freely tradeable (subject to any hold period established pursuant to applicable securities legislation) and will be free and clear of any mortgages, liens, charges, pledges, security interest, royalties, encumbrances or other adverse claims and will be listed for trading on the Alberta Stock Exchange;

(f)	Claude is not in default of any requirement of The Securities Act, 1988 (Saskatchewan) and regulations thereto; and

(g)	Claude is not a party to any action, suit, or other legal administrative or arbitration proceeding or governmental investigation, actual or threatened, which might reasonably be expected to impair Claude’s ability to perform its obligations under this Agreement.

(h)	Claude is not currently subject to a notice of default from Western Canadian Shopping Centres Inc. (“WCSC”) with respect to any provision of the participation agreement dated September 29, 1993 (the “Participation Agreement”) between Claude and WCSC, and WCSC’s right to receive future cash flows under the Participation Agreement is restricted to the Seabee Gold Mine; and

(i)	Any security interest granted by Claude to WCSC or any other party will not encumber the interests of Cameco or Husky.

Section 3.02 Survival

Claude acknowledges that Husky and Cameco are relying on the representations and warranties contained in Section 3.01 hereof in entering into this Agreement and that such representations and warranties are continuing and will survive the execution of this Agreement.

ARTICLE IV OPTION RIGHTS

Section 4.01 Grant of Option

The Optionors hereby grant to Claude the sole and exclusive irrevocable option (the “Option”) subject to compliance with the provisions of this Agreement, to earn and acquire from the Optionors up to an undivided seventy (70%) per cent ownership interest in the Mineral Dispositions subject only to the interests set out in Schedule “B” hereto and to become a party to the Joint Venture Agreement, as hereinafter provided.

Husky and Cameco acknowledge that the undivided seventy (70%) per cent ownership interest in the Mineral Dispositions that Claude may acquire under this Agreement shall be acquired in equal shares from Cameco and Husky. Cameco and Husky:

(a)	acknowledge that each of them has waived its right of first refusal pursuant to the Joint Venture Agreement in connection with the potential transfer and assignment by the other of an ownership interest in the Mineral Dispositions to Claude under this Agreement;

(b)	agree that the provisions of this Agreement regarding the execution of a counterpart of the Joint Venture Agreement by Claude satisfies Section 13.03 of the Joint Venture Agreement; and

(c)	agree that Cameco will be relieved of any obligations as Operator under the Joint Venture Agreement until Cameco resumes such obligations in accordance with this Agreement; and

(d)	agree that Cameco shall immediately resume its duties as Operator under the Joint Venture Agreement upon:

(i)	the Option lapsing or terminating, whether as a result of Claude’s failure to exercise or as a result of the operation of Section 12.03; or

(ii)	as contemplated by Section 7.03.

Section 4.02 Shares and Initial Expenditures

In order to maintain in force the Option granted to it and to exercise the Option, Claude must:

(a)	issue the Shares to the Optionors, to be issued fifty (50%) percent to Husky and fifty (50%) per cent to Cameco, upon the execution of this Agreement;

(b)	incur Option Expenditures in connection with Exploration Work of at least Five Hundred Thousand ($500,000) Dollars, during the First Fiscal Year; and

(c)	incur Option Expenditures in connection with Exploration Work of at least Five Hundred Thousand ($500,000) Dollars, during the Second Fiscal Year.

Following the issuance of the Shares as set forth above and the incurring of the Option Expenditures in connection with Exploration Work in the manner set forth above, Claude shall have earned and acquired from the Optionors a ten (10%) per cent ownership interest in the Mineral Dispositions. If Claude does not issue the Shares and incur the Option Expenditures in connection with Exploration Work in the manner set forth above, Claude shall not acquire any interest in the Mineral Dispositions.

Section 4.03 Option Expenditures During the Third Fiscal Year

Upon Claude having earned a 10% ownership interest in the Mineral Dispositions pursuant to Section 4.02 hereof, it shall further have the right, at its election, to incur additional Option Expenditures in connection with Exploration Work of at least $750,000 during the Third Fiscal Year. Following the expenditure of the aforesaid sum of $750,000 in Option Expenditures in connection with Exploration Work during the Third Fiscal Year, Claude shall have earned and acquired from the Optionors an additional ten (10%) per cent ownership interest in the Mineral

Dispositions and will then hold an aggregate twenty (20%) per cent ownership interest in the Mineral Dispositions. If Claude fails to incur such additional Option Expenditures in connection with Exploration Work, the Option shall terminate and Claude shall not acquire any portion of such additional ten (10%) per cent ownership interest in the Mineral Dispositions, but Claude shall retain its initial 10% ownership interest in the Mineral Dispositions and shall execute a counterpart of the Joint Venture Agreement pursuant to Section 7.01 hereof, respecting its 10% ownership interest in the Mineral Dispositions.

Section 4.04 Option Expenditures During the Fourth Fiscal Year

Upon Claude having earned a 20% ownership interest in the Mineral Dispositions pursuant to Sections 4.02 and 4.03 hereof, it shall further have the right, at its election, to incur additional Option Expenditures in connection with Exploration Work of at least $750,000 during the Fourth Fiscal Year. Following the expenditure of the aforesaid sum of $750,000 in Option Expenditures in connection with Exploration Work during the Fourth Fiscal Year, Claude shall have earned and acquired from the Optionors an additional fifteen (15%) per cent ownership interest in the Mineral Dispositions and will then hold an aggregate thirty-five (35%) per cent ownership interest in the Mineral Dispositions. If Claude fails to incur such additional Option Expenditures in connection with Exploration Work, the Option shall terminate and Claude shall not acquire any portion of such additional fifteen (15%) per cent ownership interest in the Mineral Dispositions, but Claude shall retain its initial 20% ownership interest in the Mineral Dispositions and shall execute a counterpart of the Joint Venture Agreement pursuant to Section 7.01 hereof, respecting its 20% ownership interest in the Mineral Dispositions.

Section 4.05 Additional Thirty-five Percent

Upon Claude having earned a thirty-five (35%) per cent ownership interest in the Mineral Dispositions pursuant to sections 4.02, 4.03, and 4.04 hereof, it shall further have the right, at its election, to earn and acquire from the Optionors, an additional thirty-five (35%) per cent ownership interest in the Mineral Dispositions by either:

(a)	incurring additional Option Expenditures of at least Fourteen Million ($14,000,000) Dollars by the end of the Tenth Fiscal Year, with the minimum amount of Option Expenditures to be incurred in any one Fiscal Year after Claude has earned its initial 35% ownership interest being the amount of Seven Hundred Fifty Thousand ($750,000.00) Dollars; or

(b)	achieving the Beginning of Commercial Production within three months after the end of the Tenth Fiscal Year for a Mine based on an Approved Development Program established in accordance with Section 4.08 hereof. Provided however that Claude will not proceed with Development Work under an Approved Development Program until it has provided notice to the Optionors that a Feasibility Study has become an Approved Development Program pursuant to Section 4.08 hereof and has obtained all necessary regulatory approvals.

If Claude fails to either incur the additional Option Expenditures of Fourteen Million ($14,000,000) Dollars or achieve the Beginning of Commercial Production in the manner set forth above, the Option shall terminate and Claude shall not acquire any portion of the additional thirty-five (35%) percent ownership interest in the Mineral Dispositions, but Claude shall retain its initial thirty-five (35%) per cent ownership interest in the Mineral Dispositions and shall execute a counterpart of the Joint Venture Agreement pursuant to Section 7.01 hereof respecting its thirty-five (35%) per cent ownership interest in the Mineral Dispositions.

Section 4.06 Reports

Within ninety (90) days following the end of each Fiscal Year during which the Option is outstanding, Claude shall provide Cameco and Husky with a written report describing the Exploration Work or Development Work, as the case may be, conducted by Claude on the Mineral Dispositions during such immediately preceding Fiscal Year and the amount of Claude’s Option Expenditures expended in connection therewith and a breakdown of such Option Expenditures sufficient for audit purposes. Husky and Cameco shall have the right to conduct, within ninety days after receipt of each such written report from Claude, an audit of the Option Expenditures incurred by Claude during the immediately preceding Fiscal Year. The amount of such Option Expenditures so claimed by Claude in such Fiscal Year shall be deemed to be accepted by Cameco and Husky unless Cameco or Husky, or both, provide Claude with a written notice of objection within ninety (90) days following the receipt of such written report from Claude. If the parties are unable to resolve the objection within thirty (30) days following receipt by Claude of such notice of objection, the matter shall be resolved by arbitration pursuant to Section 14.08 hereof.

Section 4.07 Carry Over

Option Expenditures incurred in any Fiscal Year in excess of the minimum required to maintain the Option hereunder may be carried forward to any future years. If on the last day of any Fiscal Year the applicable Option Expenditures have not been incurred, Claude may either:

(a)	pay the deficiency in cash to the Optionors on or before the last day of such Fiscal Year; or

(b)	carry over the deficiency to the following Fiscal Year and make additional Option Expenditures in the following Fiscal Year in the amount of such deficiency, if Cameco and Husky provide their consent to this.

and such payment made in the Fiscal Year or such Option Expenditures made in the following Fiscal Year shall be deemed to be Option Expenditures incurred by Claude in the Fiscal Year for the purposes of this Agreement.

For the purposes of Section 4.07 (b) hereof, it is the intention of the parties that monies payable by Claude pursuant to this Agreement should be paid by way of Option Expenditures, rather than by way of cash payments to Cameco and Husky pursuant to Section 4.07 (a) hereof. If it is impractical or difficult for technical reasons for Claude to incur Option Expenditures in a Fiscal Year and Claude requests the consent of the Optionors to carry over the deficiency to the following Fiscal Year pursuant to Section 4.07 (b) hereof, the Optionors will not unreasonably withhold their consent.

Section 4.08 Approved Development Program

At any time after Claude has earned a thirty-five (35%) per cent ownership interest in the Mineral Dispositions pursuant to Sections 4.02, 4.03, and 4.04 hereof, Claude may present to the Optionors one or more proposals to commission a Feasibility Study. A meeting of the parties shall be held to review each such proposal. Such meeting shall be convened not less than forty-five (45) days nor more than ninety (90) days after receipt by Husky and Cameco of Claude’s proposal for a Feasibility Study. Claude acknowledges and agrees that each proposal to commission a Feasibility Study shall:

(a)	evaluate, at a minimum, a Mine and mill complex capable of processing 200 tons of ore per day;

(b)	describe the terms of reference for evaluating the proposed Mine and mill complex; and

(c)	identify the Independent Consultant which Claude wishes to have conduct such Feasibility Study or request the consent of the Optionors pursuant to Section 1.01 (l) hereof for Claude,rather than an Independent Consultant, to conduct the Feasibility Study.

If Claude requests the consent of the Optionors pursuant to section 1.01 (l) hereof for Claude to conduct a Feasibility Study, the Optionors shall have thirty (30) days after notice of such request, to refuse consent. If neither Optionor provides to Claude within the said thirty (30) day period, a notice of refusal of Consent, the Optionors shall be deemed to have consented to Claude conducting the Feasibility Study. If either Optionor refuses consent, Claude shall not be approved to conduct the Feasibility Study pursuant to section 1.01 (l) hereof, and the Feasibility Study must be conducted by an Independent Consultant.

In support of each proposal to commission a Feasibility Study, Claude shall provide to the Optionors all pertinent information and data regarding the relevant Mineral Dispositions. Claude shall be entitled to commission a Feasibility Study if the proposal meets the above-noted terms of reference.

When Claude commissions a Feasibility Study, it shall request that the Independent Consultant conduct such additional analyses requested by either or both of Cameco and Husky (the “Optionor's Information”), based on various target rates of return and price assumptions requested by Cameco or Husky, of whether and when it would be commercially feasible to place the Mineral Dispositions into Production, including a discounted cash flow rate of return investment analysis and net present value estimate using various discount rates requested by either Cameco or Husky. The Optionors’ Information shall not become part of the Feasibility Study.

Once a Feasibility Study has been conducted, a copy shall be provided to each of Cameco and Husky. At the same time, the Optionor’s Information shall also be provided to each of Cameco and Husky.

Claude shall convene a meeting of the parties not less than forty-five (45) days and not more than ninety (90) days after delivery of the Feasibility Study to Cameco and Husky. The purpose of such meeting shall be to discuss the findings and recommendations contained in such Feasibility Study and in the Optionor’s Information. At such meeting the Feasibility Study shall become an Approved Development Program upon the approval of the Optionors, which approval shall not be unreasonably withheld and shall be deemed to be given if such Feasibility Study projects a rate of return for the Mine of at least twelve (12%) percent in constant dollar terms. For clarity, the date of the establishment of any Approved Development Program shall be the date of such meeting regardless of whether the Approved Development Program comes into existence as a result of the approval of the Optionors or the deemed approval of the Optionors, as the case may be.

ARTICLE V
HUSKY AND CAMECO ELECTIONS

Section 5.01 Elections

Upon the establishment of an Approved Development Program pursuant to section 4.08 hereof, each of the Optionors must make an election (the “Election”) to do one of the following:

(a)	maintain its fifteen (15%) percent Participating Interest and participate in the Mine pursuant to and in accordance with the provisions of the Joint Venture Agreement with such participation to commence upon the Counterpart Date;

(b)	maintain its fifteen (15%) percent Participating Interest and participate in the Mine pursuant to and in accordance with the provisions of the Joint Venture Agreement, with such participation to commence upon the Counterpart Date, and to also purchase from Claude a five (5%) percent Participating Interest in the Joint Venture Agreement free and clear of any encumbrances or other claims except as set out in Schedule “B” hereto, for the sum of Two Million, Three Hundred Fifty-Seven Thousand, Five Hundred ($2,357,500.00) Dollars, with the purchase of such five (5%) percent Participating Interest to be completed within sixty (60) days following the Counterpart Date established by Subsection 7.01 (d) or 7.01 (e) hereof and the Optionor shall purchase such five per cent Participating Interest on an “as-is, where-is” basis, except that the five (5%) per cent Participating Interest shall be free and clear of any encumbrances or other claims created by, through, or under Claude.

If either Optionor exercises this option, its Cost Share, as defined in the Joint Venture Agreement, shall, as of the Counterpart Date, be calculated including such additional five (5%) percent Participating Interest; or

(c)	sell to Claude its fifteen (15%) per cent Participating Interest in the Mineral Dispositions for the sum of Eight Hundred Thousand ($800,000.) Dollars, with the sale to be completed ninety (90) days after receipt by Claude of an Election Notice, as hereinafter defined, and Claude shall:

(i)	Purchase such fifteen (15%) per cent Participating Interest on an “as-is, where-is” basis, except that the fifteen (15%) per cent Participating Interest shall be free and clear of any encumbrances or other claims created by, through, or under the Optionor except as set out in Schedule B hereto;

(ii)	With respect to such fifteen (15%) per cent Participating Interest, in addition to sub-section (iii), both be liable for, and in addition indemnify the Optionor from and against, all actions, suits, claims and demands whatsoever arising out of or resulting from any acts or ormissions of Claude, its servants, agents or employees, in regards to the said fifteen (15%) per cent Participating Interest from and after the date of the establishment of an Approved Development Program; and

(iii)	Both be liable for, and in addition indemnify the Optionor from and against, any and all environmental liabilities and obligations respecting the Mineral Dispositions (whether arising or accruing before, on, or after the establishment of an Approved Development Program) including, without limitation, any responsibility for environmental clean up or reclamation.

Provided however that if either or both of the Optionors make an Election under either subsection (a) or (b) of this Section 5.01, and Claude does not ultimately earn an additional thirty-five (35%) per cent ownership interest in the Mineral Dispositions pursuant to Section 4.05 hereof, then any Optionor who made an election under either subsection (a) of (b) of this Section 5.01 may, at their option, revoke such Election which revocation shall be effective as of the Counterpart Date.

Section 5.02 Election Notice

Each of the Optionors shall provide Claude with a notice (herein called the “Election Notice”) of each of their Elections within two months of notice to them of the establishment of an Approved Development Program pursuant to Section 4.08 hereof.

Section 5.03 No Election

If either of the Optionors has not provided an Election Notice to Claude within the period specified in Section 5.02 hereof, that Optionor shall be deemed to have made an election under Section 5.01 (c) hereof.

Section 5.04 Information

In order to provide the Optionors with sufficient information with which to assess which of the Elections each of them may wish to make, Claude covenants and agrees to:

(a)	furnish the Optionors with annual (or more frequent, if reasonably requested by the Optionors) written reports summarizing the operations carried out by Claude on the Mineral Dispositions and the results of Claude's exploration work;

(b)	regularly consult with the Optionors concerning the operations carried out by Claude on the Mineral Dispositions and keep the Optionors currently advised of all important matters arising in connection therewith;

(c)	consult freely with the Optionors and meet with the Optionors, upon every reasonable request of the Optionors, concerning operations hereunder;

(d)	permit the Optionors and each of their authorized representatives access, at the Optionors’ own risk and expense, to the Mineral Dispositions at all reasonable times and with access to books, accounts, and records of operations maintained by Claude and its agents in connection with the carried out by Claude in connection with the Mineral Dispositions; and

(d)	provide all information available to Claude which may reasonably be requested by the Optionors relating to any Option Expenditures made pursuant hereto.

ARTICLE VI
TITLE AND POSSESSION

Section 6.01 Title and Possession

Concurrent with the execution of this Agreement, the Optionors shall deliver to Claude a conveyance in proper registerable form in favour of Claude of the title of the Optionors in the Mineral Dispositions, duly executed by the Optionors. Claude shall expeditiously register or record any such conveyance in its name, and shall hold title to the Mineral Dispositions in trust for the parties hereto in accordance with their respective beneficial interests therein, and shall maintain all of the Mineral Dispositions in good standing while the Option is outstanding, including making all payments relating to the Mineral Dispositions required pursuant to any agreements set out in Schedule B hereto.

Section 6.02 Information

Upon the Effective Date, the Optionors shall provide to Claude all drill logs, exploration information, assays, maps, metallurgical studies and other information which they have in their possession, relating to any exploration and development activities respecting the Mineral Dispositions con ducted prior to the date of execution of this Agreement.

Section 6.03 Possession

From the Effective Date and while this Agreement is in effect, Claude shall:

(a)	have the sole and exclusive possession, supervision, management and control of the Mineral Dispositions, including any water, surface or other rights appurtenant thereto or associated therewith with full power and authority to its servants, agents and contractors to prospect, explore, and do other investigation work on the Mineral Dispositions in search of minerals and conduct all development work, mining work and milling work in connection with the Mineral Dispositions in such manner as Claude may in its sole discretion determine, including the right to erect, bring and install thereon and remove therefrom all such buildings, machinery, equipment and supplies as Claude shall deem reasonable and proper and to remove therefrom reasonable quantities of ores, minerals or metals for assay, or testing purposes; and

(b)	perform all work on the Mineral Dispositions in a good and workmanlike fashion and in accordance with good Canadian mining practice and with all applicable laws, regulations, orders and ordinances of any governmental authority;

(c)	conduct diligently and prudently all operations in accordance with modern, scientific and good mining and engineering practices and perform the operations in an efficient and economic manner with good and sufficient machinery and equipment;

(d)	purchase or otherwise provide all necessary material and supplies;

(e)	purchase, lease or otherwise provide all necessary machinery and equipment (which may be acquired or leased from any party hereto, provided that the price is competitive);

(f)	comply, and require compliance of others doing work on the Mineral Dispositions, with the requirements of federal, provincial,

and local laws and, without restricting the generality of the foregoing, laws relating to workers' compensation, unemployment insurance, income tax, fair employment, and other similar applicable laws with respect to any work or operation conducted Claude;

(g)	take all proper and reasonable steps for the protection of rights of surface owners against damage occasioned by operations and pay such damages resulting from operations as agreed and adjudged;

(h)	provide the Optionors with access, upon written request, to all the Mineral Dispositions at reasonable times in order to observe the conduct of operations or to run tests an assays, take samples, and make copies of any data related to the Mineral Dispositions. Such access shall be at the Optionor's expense and risk and must not obstruct or interfere with the operations conducted by Claude.

(i)	review all invoices for approval, pay all approved invoices, maintain in Canada records in accordance with generally accepted accounting principles, and make available such records for the inspection of any party;

(j)	keep the Mineral Dispositions free of liens and encumbrances arising from operations, and proceed with all diligence to contest or pay an lien;

(k)	prosecute or defend all litigation arising out of operations hereunder, provided that any party may also join in the prosecution or defence of such litigation at its expense;

(l)	duly pay all taxes (other than royalties and any taxes on income) rightly levied against the Mineral Dispositions;

(m)	maintain insurance in a minimum amount of three million dollars in the name of Claude, with the Optionors as named insured covering public liability bodily liability bodily injury and property damage coverage, automobile public bodily injury and property damage coverage; and

(n)	comply with all terms and conditions of title documents relating to the Mineral Dispositions and perform all acts necessary to maintain them in good standing and in full force and effect.

Section 6.04 Failure to Complete

If Claude fails to complete the matters necessary to exercise the Option or lets the Option lapse, Claude shall:

(a)	forthwith transfer title to the Mineral Dispositions to Cameco and Husky as their interest may appear and Claude hereby constitutes the Optionors as its power of attorney to effect such registration;

(b)	surrender possession of the Mineral Dispositions to Cameco; and

(c)	ensure that there are sufficient assessment credits, royalties or other payments of any kind relating to the Mineral Dispositions to maintain them in good standing for a period of ninety (90) days from the date of expiration or lapsing of the Option.

Section 6.05 Information After Election

Claude shall provide to any Optionor which has made an Election pursuant to either Section 5.01 (a) or Section 5.01 (b) hereof regular monthly written reports within thirty days after the end of each month, commencing with the first full month after the receipt of an Election Notice, detailing the development activities on the Mineral Dispositions during the preceding month.

ARTICLE VII
JOINT VENTURE AGREEMENT

Section 7.01 Joint Venture Agreement

Claude shall execute a counterpart of the Joint Venture Agreement thereby making Claude a party thereto, after Claude has earned at least an undivided 10% interest in the Mineral Dispositions, on the earlier of the following dates if on the earlier of such dates at least one of the Optionors still has a Participating Interest (with the earlier of such dates being hereinafter referred to as the “Counterpart Date”):

(a)	within sixty (60) days after Claude exercises its right to terminate the Option under Section 12.01 hereof, or the Optionors exercise their rights to terminate the Option under Section 12.03 hereof, if Claude has earned at least a ten (10%) percent ownership interest in the Mineral Dispositions;

(b)	within sixty (60) days of the end of the Third Fiscal Year if Claude does not earn an additional ten (10%) percent interest under Section 4.03 hereof;

(c)	within sixty (60) days of the end of the Fourth Fiscal Year if Claude does not earn an additional fifteen (15%) percent ownership interest under Section 4.04 hereof;

(d)	within sixty (60) days of the end of the Tenth Fiscal Year if Claude has not earned an additional thirty-five (35%) percent ownership interest in the Mineral Dispositions under Section 4.05 hereof; and

(e)	within sixty (60) days after the date that Claude earns an additional thirty-five (35%) percent ownership interest in the Mineral Dispositions pursuant to Section 4.05 hereof;

with Claude’s Participating Interest under the Joint Venture Agreement deemed to be equivalent to its ownership interest in the Mineral Dispositions. All activity with respect to the Mineral Dispositions from and after the Counterpart Date, including the appointment of the Operator, shall be governed by the provisions of the Joint Venture Agreement and any Approved Development Program under this Agreement shall become the Approved Development Program for the purposes of the Joint Venture Agreement. On the Counterpart Date this Agreement shall be superseded by the Joint Venture Agreement, and the parties shall be released from any and all obligations and liabilities arising out of this Agreement except for such obligations which arose or accrued on or before the Counterpart Date and except for section 9.02(c) hereof.

Section 7.02 No Amendment

Following the execution of this Agreement, the Optionors shall not amend the Joint Venture Agreement without the prior written consent of Claude.

Section 7.03 Operator

On the Counterpart Date, Claude shall automatically become the Operator if it owns at least a seventy (70%) per cent interest in the Mineral Dispositions. If Claude owns less than a seventy (70%) per cent interest in the Mineral Dispositions on the Counterpart Date, the terms of the Joint Venture Agreement shall govern the appointment of the Operator under the Joint Venture Agreement.

Section 7.04 Amendment of Joint Venture Agreement on Counterpart Date

Cameco, Husky, and Claude hereby agree that the Joint Venture Agreement shall be amended as follows, effective from and after the Counterpart Date:

(a)	The words “If there is an equal division within the Management Committee upon whether or not the plans and budgets should be approved” in the first and second lines of section 7.02 (3) of the Joint Venture Agreement shall be deleted and replaced with the following words - “If less than seventy-one (71%) per cent of the Participating Interests on the Management Committee agree that the plans and budget should be approved”;

(b)	The words “If fifty (50) per cent or more but less than sixty (60%) per cent” in line 1 of section 9.04 (3) of the Joint Venture Agreement shall be deleted and replaced with the following words - “If fifteen (15%) per cent or more but less than seventy-one (71%) per cent”;

(c)	The words and number “sixty (60%) percent” in the first line of section 9.04 (4) of the Joint Venture Agreement shall be deleted and replaced with the words and number “seventy-one (71%) percent”; and

(d)	The words “instruction, or with the concurrence of, the Management Committee” in lines 9 and 10 of section 12.06 of the Joint Venture Agreement shall be deleted and replaced with the following words - the unanimous instruction, or with the unanimous concurrence of, all the Parties".

ARTICLE VIII
RIGHT OF FIRST REFUSAL

Section 8.01 Right of First Refusal

The parties agree that they intend to grant each other a right of first refusal on any assignments of their rights and obligations under this Agreement pursuant to Section 11.01 of this Agreement substantially in accordance with Section 13.01 of the Joint Venture Agreement and subject to the exemptions thereto set forth in 13.02 of the Joint Venture Agreement. Accordingly, Sections 13.01 and 13.02 of the Joint Venture Agreement and any definitions referred to therein are hereby incorporated into this Agreement by this reference and shall apply, mutatis mutandis. For such purposes, Claude’s interest under this Agreement and any interest it earns in the Mineral Dispositions, under this Agreement shall be deemed to be Claude’s Participating Interest for purposes of Section 13.01 of the Joint Venture Agreement and, for the purposes of the operation of Section 13.01 of the Joint Venture Agreement, Claude’s Participating Interest shall be equal to the ownership interest in the Mineral Dispositions it has earned from time to time under this Agreement.

ARTICLE IX
MISCELLANEOUS OBLIGATIONS

Section 9.01 Drill Logs Assays and Maps

Claude shall maintain all customary drill logs, exploration information, assays, maps, metallurgical studies and other information relating to its Exploration Work or Development Work on or from the Mineral Dispositions, and provide copies to the other parties in accordance with the provisions of this Agreement.

Section 9.02 Environmental Matters

(a)	Subject to section 5.01 (c) (iii) hereof, Cameco and Husky shall maintain whatever responsibility they have at law for any reclamation work or other environmental liabilities incurred in connection with the Mineral Dispositions prior to the Effective Date. Claude shall be solely responsible for any reclamation work or other environmental liabilities incurred in connection with its Exploration Work, Development Work, or any other action of or work conducted by Claude, its employees, agents, or servants, from the Effective Date until the Counterpart Date. Subject to section 5.01 (c) (iii) hereof:

(i)	from and after the Counterpart Date, such reclamation work or other environmental liabilities after the Counterpart Date shall be shared by the parties in accordance with the provisions of the Joint Venture Agreement ; but

(ii)	no party shall be released from any such liabilities arising before the Counterpart Date;

(b)	Claude is aware of those matters disclosed in the letter from Saskatchewan Environment and Public Safety to Cameco dated September 15, 1989. On September 14, 1995, a representative of Claude inspected the surface area of the former Laurel Lake site referred to in the said letter and, based on such inspection, to the best of Claude's knowledge, there are no material obligations set out in the said letter that remain unsatisfied by Cameco and Husky relating to the surface area of the former Laurel Lake site.; and

(c)	No later than ninety (90) days after the Counterpart Date, Claude shall conduct a site assessment and submit a copy of this assessment to Cameco and Husky.

Section 9.03 Waiver of Rights of First Refusal

The Optionors hereby waive in favour of Claude any rights of first refusal given to them in connection with any disposition or intended disposition to Claude of all or any portion of the underlying interests set out in Schedule “B” hereof, by the owner of such interest. Any monies expended by Claude in connection with the acquisition by Claude of all or any portion of the underlying interests set out in Schedule “B” hereof, shall not form part of Option Expenditures.

ARTICLE X
AREA OF INTEREST

Section 10.01 Area of Interest

If at any time prior to the Counterpart Date, Claude, or any of its Affiliates, or either Optionor, or any of their respective Affiliates, acquire ownership, either directly or indirectly, of any mineral dispositions of any description within an area defined by extending the boundaries of the Mineral Dispositions as of the date of this Agreement two (2) kilometres outwards, such additional Mineral Dispositions shall be subject to the terms and conditions of this Agreement as if they were Mineral Dispositions hereunder. However, the foregoing shall not be applicable to:

(a)	any mineral dispositions in such area which are now owned by Claude or either Optionor (the Mineral Dispositions within such area that are now owned by Claude are shown on Schedule “C” attached hereto;

(b)	the acquisition by Claude or either Optionor of any interest set out in Schedule “B” attached hereto from the holder of any such interests; or

(c)	the acquisition by Claude of any interest in the mineral disposition set out and described in Schedule “C” attached hereto.

Cameco and Husky acknowledge and agree that:

(d)	Section 8.03 of the Joint Venture Agreement is superseded by this Section during the period of time from after the effective date of this Agreement to the Counterpart Date;

(e)	their respective ownership interests in any Mineral Disposition so acquired shall, subject to Claude's rights hereunder, equal their participating interests under the Joint Venture Agreement from time to time.

Section 10.02 Area of Interest after the Counterpart Date

Cameco, Husky and Claude hereby agree that Section 8.03 of the Joint Venture Agreement shall be amended as follows, effective from and after the Counterpart Date:

“Section 8.03 Area of Common Interest”

“If a Party or its subsidiaries, agents or any other party with whom it is related or associated during such time as that Party hereto holds a Participating Interest hereunder acquires ownership, either directly or indirectly, of any mineral claims, mineral leases or other interest in minerals (the “Mineral Dispositions”) within an area defined by extending the boundaries of the Program Lands as of the effective date of that certain Option Agreement between Cameco Corporation, Husky Oil Operations Ltd. and Claude Resources Inc. dated July 20, 1995 (the “Option Agreement”) two kilometres outwards, such Mineral Dispositions shall for all purposes be deemed to be held in trust as a new Project Area for the Parties hereto, and the acquiring party shall notify the other parties hereto of its acquisition and its cost thereof. Such notification shall be made as soon as possible after the acquisition and shall provide a description of the property acquired, a statement of the cost in connection therewith and all other pertinent information. The other Parties shall be entitled to participate therein by furnishing written notice of their decision to participate, which notice shall contain the undertaking by such Parties to pay their proportionate share of the acquisition costs thereof. If any or all of the Parties have elected to participate by written notice to the Party having acquired such property within thirty (30) days from receipt of notification regarding the acquisition, then the Party receiving such election notice shall forthwith transfer and assign the property to the Parties having elected to participate in proportion to their Participating Interests, or as the Parties may otherwise mutually agree. Failure by a Party hereto to give written notice of its decision to participate within thirty (30) days of its receipt of such notice of acquisition shall, for all purposes, be deemed to be a decision by it not to participate therein. Notwithstanding the foregoing, this right of first refusal shall not apply to any Mineral Dispositions or other interests which are exempted from the application of Section 10.01 of the Option Agreement. “

ARTICLE XI
ASSIGNMENTS

Section 11.01 Assignments

Subject to the right of first refusal set out in Section 8.01 hereof, this Agreement may not be assigned either in whole or in part by Claude without Claude first having obtained the written consent of the Optionors, which consent shall not be unreasonably withheld. It shall be reaonsable for either Optionor to withhold its consent to a disposition unless such disposition is made subject to this Agreement and the proposed assignee has agreed with the Optionors to be bound by the terms of this Agreement, or if either Optionor believes that the proposed assignee does not have the financial capability to meet prospective obligations arising hereunder.

Subject to the right of first refusal set out in Section 8.01 hereof, this Agreement may not be assigned either in whole or in part by either Optionor without either Optionor first having obtained the written consent of Claude, which consent shall not be unreasonably withheld. It shall be reaonsable for Claude to withhold its consent to a disposition unless such disposition is made subject to this Agreement and the proposed assignee has agreed with Claude to be bound by the terms of this Agreement, or if Claude believes that the proposed assignee does not have the financial capability to meet prospective obligations arising hereunder.

Any Party assigning its interest in this Agreement and in the Mineral Dispositions hereunder shall be relieved from any further obligations under this Agreement from and after the effective date of any such assignment other than its obligations to satisfy any accrued obligations or liabilities, whether or not known to such Parties as of the date of such assignment and transfer.

Claude may at any time propose to Cameco and Husky to divide up the Mineral Dispositions into a number of smaller project areas. Forthwith upon receipt of such proposal, Cameco and Husky shall decide whether to accept or reject such proposal in whole or in part.

ARTICLE XII
TERMINATION

Section 12.01 Claude’s Right to Terminate

Claude shall have the right to terminate the Option at any time upon written notice to the Optionors. Upon termination of the Option, if Claude has earned at least an undivided 10% interest in the Mineral Dispositions, the parties shall execute a counterpart of the Joint Venture Agreement pursuant to Section 7.01 hereof. Upon termination of the Option, Claude shall surrender to the Operator under the Joint Venture Agreement possession of the Mineral

Dispositions, and shall have no further obligations under this Agreement other than to satisfy any accrued obligations or liabilities whether or not known to Claude as of the date of such assignment and transfer.

Section 12.02 Assessment Credits

If Claude exercises its right to terminate the Option in accordance with Section 12.01 hereof, Claude shall ensure that there are sufficient assessment credits, royalties or other payments of any kind relating to the returned Mineral Dispositions to maintain them in good standing for a period of ninety (90) days from the date of notice to the Optionors by Claude advising of such termination.

Section 12.03 Termination for Default

If at any time during the period that the Option is outstanding, Claude fails to cure any material breach of this Agreement within a period of sixty days after receipt of a notice from the Optionors advising that the Optionors intend to terminate this Agreement because of such material breach, then, subject to the right of Claude to dispute the matter and submit the matter for determination by arbitration pursuant to Section 14.08 hereof, the Optionors may terminate the Option. Exercise of such right by the Optionors shall be without prejudice to any other rights or remedies the Optionors may have at law or in equity as a result of such material breach of this Agreement by Claude. If the Optionors exercise their rights under this Section 12.03 after Claude has earned an interest in the Mineral Dispositions pursuant to Sections 4.02, 4.03, 4.04, or 4.05 hereof, the interest earned by Claude in the Mineral Dispositions shall be retained by Claude and Claude shall execute a counterpart of the Joint Venture Agreement in accordance with Section 7.01 of this agreement, within thirty (30) days of termination of the Option.

Section 12.04 Liens

In any reconveyance of the Mineral Dispositions by Claude to the Operator under the Joint Venture Agreement, Claude shall ensure that the Mineral Dispositions are conveyed free of any builders’ lien created by, through or under Claude.

ARTICLE XIII
FORCE MAJEURE

Section 13.01 Suspension of Obligations

If Claude is prevented by Force Majeure from timely performance of any of its obligations under this Agreement (other than the payment of any of the Option Expenditures), such failure shall be excused and the time period for exercising the Option shall be extended for an additional period of time equal to the duration of such Force Majeure. Claude shall promptly notify the Optionors in writing of both the occurrence of a Force Majeure and termination of such Force Majeure. Claude shall use reasonable efforts to remedy any Force Majeure, but shall not hereunder be obligated to contest the validity of any law or regulation, nor any action of inaction of any civil or military authority.

ARTICLE XIV
MISCELLANEOUS

Section 14.01 Notices

Any notice under this Agreement will be given in writing, by delivery in person to a named representative or by mail, except during an actual or anticipated postal disruption, or telecopier, properly addressed to each party. A notice given will be deemed given only when received by the party to whom such notice is directed; except that any notice given by telecopier properly addressed to the party to whom given shall be deemed given to and received by the party to whom directed 24 hours after such notice is successfully telecopied or five days after it is mailed. Each party’s address will be the following until such party specifies another address by written notice:

To Husky at:	Husky Oil Operations Ltd.
707 - 8th Avenue S.W.
P.O. Box 6525, Station D
Calgary, Alberta
K2P 3G7
Telecopier: (403) 298-6798
Attention: Land Manager

To Cameco at:	Cameco Corporation
2121 - 11th Street West
Saskatoon, Saskatchewan
S7M 1J3
Telecopier: (306) 956-6390
Attention: Vice-President, Exploration

To Claude at:	Claude Resources Inc.
200, 224 - 4th Avenue South
Saskatoon, Saskatchewan
S7K 5M5
Telecopier: (306) 668-7500
Attention: President

Section 14.02 Payments

Payments shall be made by certified cheque made payable to the payee and mailed to the payee at the address set out in Section 14.01 hereof.

Section 14.03 Waiver of Statutes

(1) The parties agree that The Land Contracts (Actions) Act (Saskatchewan) shall have no application to this Agreement or to any agreement contemplated by or required to implement any provision of this Agreement, including, without limitation, any agreement by a party to purchase the interest of any other party in the Mineral Dispositions;

(2) The parties agree that The Limitation of Civil Rights Act (Saskatchewan) shall have no application to:

(a)	this Agreement;

(b)	any agreement or instrument renewing or extending or collateral to this Agreement including without limitation, any agreement by a party to purchase any interest in the Mineral Dispositions of any other party; and

(c)	the rights, powers of remedies of any party under this Agreement and under any of the agreements or instruments referred to in clause (b) of this Section 14.03 (2).

Section 14.04 Other Interests

The rights and obligations of the parties under this Agreement are strictly limited to the subject matter of this Agreement. Subject to Section 10.01, each of the parties shall have the free and unrestricted right to enter into, conduct and benefit from any and all other business ventures of any kind whatsoever, whether or not competitive with the activities undertaken under this Agreement, without disclosing such activities to the other party or inviting or allowing the other party to participate therein.

Section 14.05 Relationship of Parties

It is not the intention of the parties to create a mining, commercial, or other partnership or agency relationship between the parties, and this agreement shall not be construed so as to render the parties liable as partners or as creating a mining, commercial, or other partnership, and no party shall be or shall deemed to be, or shall hold itself out to be an agent of any party.

Section 14.06 Shares

The Optionors shall provide to the Optionee five (5) business days notice of intended disposition prior to any disposition by them of any of the Shares. Claude agrees that it will not take any actions, within such five day Notice period, to materially affect the price of the Shares.

Section 14.07 Further Assurances

Each party hereto shall do and provide all acts and things and shall execute such deeds, assignments, endorsements and instruments and evidences of transfer and shall give such assurances as shall be necessary or appropriate in connection with the performance of this Agreement.

Section 14.08 Arbitration

If the parties have any disputes in connection with this Agreement which cannot be resolved between them, then the dispute shall be settled by arbitration pursuant to the provisions of The Arbitration Act, 1992 (Saskatchewan) as provided in this paragraph. Any party desiring arbitration shall make a written demand for the same and within 30 days after such written demand is received by the other party, all parties hereto shall agree upon and appoint a single arbitrator. In the event the parties shall fail to agree upon and appoint a single arbitrator within the time period set forth herein, Claude and the Optionors shall within seven (7) days thereafter each designate an arbitrator, and both arbitrators shall within thirty days after their designation, jointly designate a third arbitrator satisfactory to them who shall be chairman of the arbitration panel. If either Claude or the Optionors fail to appoint an arbitrator or the arbitrators designated by Claude and the Optionors are unable to agree upon the selection of the third arbitrator within the time periods set forth above, such arbitrators shall be appointed by a Judge of the Court of Queen’s Bench of Saskatchewan. The expenses of the arbitrators shall be paid as the arbitrators shall decide in the award. All arbitration proceedings shall be in the City of Saskatoon, Saskatchewan, Canada, or elsewhere as the arbitrators shall decide. The decision of the arbitrators shall be final and binding on the parties hereto. Any and all arbitrators appointed to resolve a dispute pursuant to Section 14.08 shall be suitable professionals, having regard to the nature of the dispute.

Section 14.09 Successors and Assigns

This Agreement shall be binding upon and enure to the benefit of the respective successors and permitted assigns of the parties.

Section 14.10 Confidentiality

During the term of this Agreement, all parties shall take all reasonable steps to preserve the secrecy and confidentiality of the terms of this Agreement. Claude shall not disclose any technical data, reports, records, or other information relating to the Mineral Dispositions to any third parties except as required by law or with the written consent of the Optionors, such consent not to be unreasonably withheld. Where a party releases information based on a requirement at law or under the rules and regulations of any regulatory agency or stock exchange having jurisdiction, it will deliver a copy to the other party for content approval at least one (1) full business day prior to release.

Section 14.11 Perpetuities

Notwithstanding anything contained in this Agreement, the right of any party to acquire any interest in the Mineral Dispositions from any other party shall not extend beyond either the period prescribed by the applicable perpetuities regulations or, in the absence of these regulations, twenty-one (21) years after the lifetime of the last survivor of the lawful descendants now living of Her Majesty Queen Elizabeth II.

Section 14.12 Counterparts

This agreement may be executed by any party hereto, by its signing a counterpart hereof, each of which counterpart so executed shall be deemed to be an original, and such counterparts.

IN WITNESS WHEREOF the parties make this Agreement effective as of the date first above written.

HUSKY OIL OPERATIONS LTD.

	Per:	“Signed”

(seal)	Per:	“Signed”

CAMECO CORPORATION

	Per:	“Signed”
(seal)

	Per:	“Signed”

CLAUDE RESOURCES INC.

	Per:	/s/ Jon R. MacNeill, Secretary-Treasurer
(seal)

	Per:	/s/ Arnie E. Hillier, CEO

SCHEDULE “A”

AMISK LAKE Schedule of Land Holdings

Mineral Disposition:	Expiry Date:

CBS 3102	August 3, 2002
CBS 3235	October 7, 2002
CBS 3694	July 5, 2004
CBS 6716	January 10, 2002
CBS 6919	June 28, 1997
CBS 7365	April 13, 2002
CBS 7366	April 13, 2002
CBS 7367	August 8, 1997
S 95636	June 16, 2002
S 95637	June 16, 2002
S 95638	June 16, 2002
S 95639	June 16, 2002
S 95827	July 12, 1002
S 95828	July 12, 2002
S 96091	June 20, 2002
S 96092	June 20, 2002
S 96093	June 20, 2002
S 96094	June 20, 2002
S 96114	November 14, 2002
S 96115	November 14, 2002
S 96116	November 14, 2002
S 96117	November 14, 2002
S 96120	November 14, 2002
S 96121	November 14, 2002
S 96122	November 14, 2002
S 96123	November 14, 2002
S 96124	November 14, 2002
S 96125	November 14, 2002
S 96126	November 14, 2002
S 96127	November 14, 2002
S 96128	November 14, 2002
S 96129	November 14, 2002
S 96130	November 14, 2002
S 96167	November 15, 2002
S 96168	November 15, 2002
S 96169	November 15, 2002

Mineral Disposition:	Expiry Date:

S 96170	November 15, 2004
S 96210	June 6, 2002
S 96211	June 6, 2002
S 96212	June 6, 2002
S 96232	June 6, 2002
S 96233	June 6, 2002
S 96235	June 6, 2002
S 96237	August 10, 1999
S 98843	June 16, 2002
S 98847	June 16, 2006
S 98848	June 16, 1997
S 100190	September 26, 1997
S 100385	August 23, 1997
S 102583	June 30, 2002
S 102584	June 30, 2002
S 102585	June 30, 2002
S 102586	June 30, 2002
S 102587	June 30, 2002
S 102588	June 30, 2002
S 102589	March 23, 2002
S 102590	March 23, 2002
S 102591	March 23, 2002
S 102592	March 23, 2002
S 102593	March 23, 2002
S 102594	March 23, 2002
S 102915	June 20, 2002
S 102916	June 20, 2002
S 102917	June 20, 2002
S 102918	June 20, 2002
S 102919	June 20, 2002
S 102920	June 20, 2002
S 102923	November 15, 2004
S 102924	November 15, 2002
S 102925	November 15, 2004
S 102926	November 15, 2002

Mineral Disposition:	Renewal Date:

ML 5274	September 9, 2001
ML 5275	May 6, 2000

SCHEDULE “B”

AMISK LAKE

Schedule of Royalties and Other Interests

Mineral Dispositions Subject to 5% Net Profit Interest to Morley Brown:

S 95636 S 95637 S 95638 S 95639 ML 5274

Mineral Dispositions Subject to 10% Net Profit Interest to Greenstone Resources:

S 96114 S 96115 S 96116 S 96117 S 96120 S 96121 S 96122 S 96123 S 96124 S 96125 S 96126 S 96127 S 96128 S 96129 S 96130

Mineral Dispositions Subject to 5% Net Profit Interest to Hudson Bay Exploration & Development

All Mineral Dispositions excepting:

S 98843 S 98847 S 98848 S 100190 S 100385

SCHEDULE “C”

Area of Interest

A.	List of mineral dispositions owned by Claude:

Claim No.

S 98061 S 98062 S 98063 S 98064 S 98065 S 98657 S 98658 S 98659 S 98660 S 98661 S103053 S102281 S102297 S103254 S103255 S104452 S101709 S102296 CBS 3812 CBS 3813 S102295 CBS 3815

B.	List of mineral dispositions which Claude may be interested in acquiring:

S 98897 S 98898 S 98889 CBS 3732 CBS 3753 CBS 3753 (since re-staked by Hudson Bay)

ML 5314 ML 5239 ML 5241 ML 5262

S 95864 S 95845 S 95938 S 95965 through S 95970 S 96070 through S 96080

S 99730

C.	List of mineral dispositions owned by Cameco:

CBS 8867 CBS 3674 CBS 7370 CBS 3160 S 94232 to S 94238, inclusive S 95689 to S 95691, inclusive

SCHEDULE “D”

AUTHORIZED CAPITAL:

The authorized share capital of Claude consists of an unlimited number of common shares, without nominal or par value and two classes of unlimited preferred shares, issuable in series. The First Preferred Shares issuable in series and rank ahead of the Second Preferred Shares and the common shares in respect of dividend payment, dissolution or any other distribution of assets. The First Preferred Shares are non-voting unless eight consecutive dividends are missed. The Second Preferred Shares are issuable in series and rank ahead of the common shares in respect of dividend payment, dissolution or any other distribution of assets.

ISSUED SHARES:

10,899,354 common shares have been issued (excluding the shares to be issued pursuant to this Agreement).

SEABEE PROJECT SURFACE LEASE AGREEMENT

Between

Her Majesty the Queen

And

Claude Resources Inc.

Please note that the following table of contents page numbers reflect the original copy but not this electronic version.

LEASE AGREEMENT

THIS AGREEMENT made this 5th day of July, A.D. 1990.

BETWEEN:

HER MAJESTY THE QUEEN, in right of the province of Saskatchewan, herein represented by the Minister of the Northern Affairs Secretariat, and the Minister of the Department of Parks and Renewable Resources, (hereinafter called “the Minister”)

OF THE FIRST PART

- AND -

Claude Resources Inc., a company incorporated under the laws of Canada and registered to carry on business in the Province of Saskatchewan, (hereinafter called “the lessee”)

OF THE SECOND PART

WHEREAS, the Lessee has conducted exploration activities and is now planning to establish a gold mining and milling facility;

AND WHEREAS, the Lessee has obtained the written approval of Bec International Corporation, the holder of ML 4781 to ML 4790 inclusive, to apply for and be granted land tenure for these purposes;

AND WHEREAS, the Minister is the owner of and has the right to enter into a lease agreement involving the following land in the Province of Saskatchewan, that is to say the land as described on the map entitled “Plan showing survey of PARCEL A for the surface lease Latitude 55 41’ Longitude 103 37’ LAONIL LAKE SASKATCHEWAN, May 15th, A.D. 1990”, attached hereto as Appendix “A” and all containing 312 hectares more or less (which area is hereinafter called “the lease lands”);

AND WHEREAS, the Lessee, by reason of the foregoing has applied for a lease of the surface rights to certain lands;

AND WHEREAS, the Minister has agreed to grant such application for a surface lease under the terms and conditions herein contained;

NOW THEREFORE THIS INDENTURE WITNESSETH that by the authority of The Forest Act, The Provincial Lands Act and all Saskatchewan legislation regarding the disposition of surface rights, and the regulations made thereunder, and in consideration of the rents and subject to the terms, covenants, provisos, conditions, restrictions and stipulations hereinafter expressed and contained, the Minister hereby grants, demises and leases unto the

Lessee surface rights, including the right to enter upon, use and occupy the lease lands or any part or parts thereof for the purposes described in Article 2.0 hereof;

TO HAVE AND TO HOLD the lease lands for the term set out in Articles 22.1 hereof;

YIELDING AND PAYING therefore to the Minister during the term of this agreement, including any extensions thereof, in respect of the lands leased hereunder, amounts for rent and any additional charges as are prescribed for provincial lands by the Resource Lands Regulations in force as amended from time to time under The Provincial Lands Act, such amounts and charges being payable yearly in advance on the first day of June, the first of such payments to be made on the effective date of this Agreement as first above written and shall be prorated to the first day of June next following the effective date of this agreement;

PROVIDED ALWAYS that this demise is granted upon and subject to the following terms, covenants, provisos, conditions, restrictions, and stipulations, that is to say:

PART 1

Article 1.0 Rent or Charges

1.1	The Lessee shall and will pay to the Minister at the Resource Lands Branch of the Department of Parks and Renewable Resources at Prince Albert, Saskatchewan, the amounts for rent or other charges as are herein expressly provided without any deductions whatsoever.

1.2	The Lessee shall within one year following the date of execution of this Agreement, prepare and deliver to the Minister a registered, legal plan of survey to more precisely define the lease lands which are the subject of this Agreement. Such legal plan of survey, registered at the Land Titles Office, shall become Appendix “A” hereto in the place and stead of the current Appendix “A”.

1.3	The Lessee shall provide to the Minister on the first day of April each year a description of the extent of development of the lease lands in such detail as is necessary to calculate rent or other charges.

1.4	Should the Lessee fail to comply with Article 1.3, the Minister may determine the extent of development of the lease lands for purposes of calculating amounts for rent or other charges.

Article 2.0 Use of Lands

2.1	The Lessee agrees to obtain and to comply with the terms of any Ministerial Approval issued pursuant to The Environmental Assessment Act or any other permit, license approval, permission or consent issued pursuant to any and all other laws in force in the Province of Saskatchewan in respect of the use of the lease lands pursuant to this Agreement and further agrees not to use the lands for any purpose other than for:

(a)	the mining of gold bearing ore including any by-products and incuding all dewatering activities related thereto;

(b)	the operation of a mill for processing mineral ore;

(c)	the construction and use of tailings ponds and waste management areas;

(d)	the construction and use of campsites and ancillary facilities required for the operations of the Lessee on the lease lands;

(e)	the construction, modification, and use of all buildings, structures, facilities, machinery, equipment, supplies, power, fuel and water supply, roads and all other support and service facilities, relating to the construction and operation of the mine, mill or other permitted site activities; and

(f)	the reclamation and decommissioning of the lease lands, and facilities located thereon.

2.2	Without restricting the generality of the foregoing, any buildings or structures not required for the works authorized under Article 2.1 shall only be constructed on the lease lands with the prior written approval of the Minister.

2.3	The Minister acknowledges that there is no merchantable timber or wood standing on the lease lands and that the Lessee shall, subject to obtaining and complying with any necessary permits, have the right to remove such growth therefrom as may be necessary in the conduct of its operations.

2.4	The Lessee shall, subject to the written approvals required by The Water Corporation Act and all Saskatchewan legislation, have the right to construct and operate water works, and to use, drain or remove water from any lake, pond or other body of water located in whole or in part on the lease lands.

2.5	The Lessee agrees to commence commercial mining and milling operations by May 1, 1992, to diligently continue its operations, and thereafter to carry out the reclamation of the lease lands and facilities located thereon.

Article 3.0 Payment of Taxes

The Lessee will pay all charges, taxes, rates and assessments, whatsoever, whether municipal, provincial or otherwise, which may at any time during the continuance of this Agreement be charged upon or become payable in respect of the occupation thereof by the Lessee, or of any business or operations conducted by the Lessee, on the lease lands.

Article 4.0 Improvements and Roadways

The Minister acknowledges that at the present time there are no roads or improvements of any nature or kind on the lease lands except as heretofore constructed by the Lessee. With respect to all future road construction the Lessee agrees to avoid unnecessary road construction and agrees to comply with the terms, conditions and requirements of the “Guidelines for Environmental Protection During Road Development”, Saskatchewan Environment, September, 1981, Minor Revisions, October, 1989, and the “Guidelines for Environmental Protection During Development and Restoration of Sand and Gravel Pits”, Saskatchewan environment, September, 1983, reprinted November, 1987.

Article 5.0 Access to Lease Lands

5.1	In this Article “employees” means:

(a)	employees of the Department of human Resources Labour and Employment, Province of Saskatchewan;

(b)	employees of the Department of Environment and Public Safety, Province of Saskatchewan

(b)	employees of the Northern Affairs Secretariat, Province of Saskatchewan;

(c)	employees of the Department of Parks and Renewable Resources, Province of Saskatchewan;

(d)	employees of Saskatchewan Education, Northern Division, Province of Saskatchewan;

(e)	any other person designated by the Minister for such purposes, in consultation with the Lessee

5.2	The Lessee agrees to provide the Minister and his employees with access to the lease lands with or without prior notice and the right to take equipment on the lease lands for the purpose of monitoring compliance by the Lessee with the provisions of this Agreement. The Lessee further agrees to furnish the Minister and his employees with such information as may be required in order to enable the Minister and his employees to perform the said monitoring for compliance

5.3	It is further agreed by the Lessee that official of the Department of Parks and renewable Resources shall have access to the lease lands at any reasonable time for resource management purposes.

5.4	Where access is utilized pursuant to Article 5.2, the Lessee agrees to provide the Minister, and a reasonable number of employees, utilization of any landing strip which may be constructed, owned and operated by the Lessee at the mine site, and to provide, on reasonable notice, site transportation and meals to him and employees and in each instance to provide reasonable accommodation to him and the employees as necessary. The Lessee shall be entitled to charge the Minister and his employees for any such flights, meals and accommodation at rates established by the Lessee each year.

5.5	The Lessee agrees to provide Currie Rose Resources Incorporated and Placre Dome Incorporated with access to the lease lands for the purposes and under the conditions, described in Appendix ‘B’ attached hereto, title "Access to Lease Lands".

Article 6.0 Place of Business

The Lessee shall maintain the office and place of business of the operator of the Seabee Project in the Province of Saskatchewan, and shall at such office make available to the Minister or his representative on reasonable notice any and all books and record which the Minister or his authorized representative may require pursuant to the provisions of this Agreement.

PART II

SAFETY OF WORKERS AND ENVIRONMENTAL PROTECTION

Article 7.0 Safety Measures

The Lessee agrees to co-operate with the Department of Human Resources, Labour and Employment of Saskatchewan in order for the Department to be satisfied that the operations of the Lessee on and in respect of the lease lands are in accordance with all laws and regulations.

7.1	The Lessee agrees that its safety program will be monitored, administered and controlled by the Lessee in compliance with The Saskatchewan Occupational Health and Safety Act and all applicable regulations thereunder.

7.2	The Lessee has agreed to adopt the following objective for its Safety Program:

(a)	protect employees against health and accident hazards in their work environment; and

(b)	ensure adequate medical care which in any event reflects current good Canadian mining practice.

Article 8.0 Environmental Protection

8.1	The Lessee agrees to comply with any requirements of the Department of Environment and Public Safety regarding construction and operation of the project and decommissioning of the lease lands and facilities located thereon.

PART III

DIRECT EMPLOYMENT AND ECONOMIC BENEFITS FOR PEOPLE LIVING IN NORTHERN SASKATCHEWAN

Article 9.0 Intent

9.1	The fundamental intent of this part of the Agreement is to enhance the positive economic climate in northern communities.

9.2	Further, it is the intent of the parties to provide a co-operative atmosphere for the Lessee to maximize the employment and economic opportunities for the people in northern communities.

9.3	The Minister and the Lessee agree that the provisions of this part of the Agreement are to establish a mutually agreed upon framework of reasonable expectations on both parties.

Article 10.0 Employment Policies and Practices

10.1	The Lessee agrees in consultation with the Northern Affairs Secretariat and the Northern Division of Saskatchewan Education to implement northern employment policies (social and economic factors considered), through the following practices;

(a)	negotiation and submission of a Human Resource Development Agreement prior to commencement of operations on the lease lands;

(b)	special recruiting efforts in northern communities will be undertaken in co-operation with local governments, Indian Bands, and federal and provincial agencies.

10.2	The Lessee agrees that where practical it will cause all contractors working on site to adopt similar policies of employment, Article 9.0.

Article 11.0 Training and Development Program

11.1	Both parties agree that the Lessee ahs the ultimate responsibility for the training of employees to the extent necessary to meet its needs.

11.2	The Lessee agrees to the extent possible to upgrade, educate and protect its employees and to proved a healthy and rewarding work environment.

11.3	The parties to this Agreement agree that an effective training mechanism is continuous and progressive on-the-job training.

11.4	The Minister agrees that every reasonable effort on the part of the Government will be made to provide industrial English and general educational upgrading courses in appropriate northern communities which would make the transfer of skills on the job more effective. The provision of opportunities for technical education in northern communities would assist northern people to compete for a wider range of jobs.

11.5	Where it is mutually advantageous and agreeable to the Lessee and an employee, the Lessee will take those steps that are necessary to record the details of employment with Saskatchewan Education, Northern Division, according to The Apprenticeship and Tradesman Qualifications Act.

Article 12.0 Commercial Opportunities

12.1	Both parties to this agreement recognize that it is reasonable to expect economic opportunities for businesses based or operating in northern communities to arise as a result of this operation.

12.2	The Lessee agrees that, where it is consistent with the intent of this Agreement, the economics of the project and good Canadian mining practice, it will encourage the participation of local northern businesses through the following practices:

(a)	prepare annual forecasts of economic opportunities for local northern and Saskatchewan enterprises pertaining to the construction, operation and reclamation phases of the project;

(b)	identify potential opportunities for northern businesses and make efforts to foster these;

(c)	maintain ongoing contact with the northern Saskatchewan business community and the Department of Economic Diversification and Trade;

(d)	wherever feasible to give local northern businesses the opportunity to bid or quote on contracts on an invitational basis;

(e)	fragmentation of contracts or purchase packages where reasonable and feasible;

(f)	provision of tender documents at one or more locations in northern Saskatchewan.

12.3	The Lessee agrees that it is desirable and it will use its best efforts to require all permanent contractors working at the project site to adopt similar policies toward northern business, so as to contribute to the achievement of the intent of this Part of the Agreement.

Article 13.0 Monitoring

13.1	The Minister and the Lessee agree that the Government of Saskatchewan is responsible for monitoring the success of the intent of Part III of this Agreement.

13.2	In light of this and in a spirit of co-operation, both parties to this Agreement will establish and maintain an open dialogue for timely and relevant exchange of information.

13.3	The Lessee will file employment and business statistics and information with the Government of Saskatchewan necessary to reflect effectively the degree of achievement of its objectives.

13.4	The Lessee will file with the Government of Saskatchewan similar information detailing the success and achievement of on-site contractors.

13.5	The Lessee on an annual basis will submit its forecast of economic opportunities for local northern and Saskatchewan enterprises to the Government of Saskatchewan, the first of such forecasts to be provided within eight weeks of execution of this Agreement.

PART IV

MISCELLANEOUS PROVISIONS

Article 14.0 Compliance with Certain Selected Statutes

The Lessee agrees to perform, observe and comply with all laws in force from time to time in the Province of Saskatchewan including, without limiting the generality of the foregoing, provisions of The Provincial Lands Act, The Forest Act, The Wildlife Act, The Occupational Health and Safety Act, The Government Organization Consequential Amendment Act, The Mineral Resources Act 1985, The Groundwater Conservation Act, The Litter Control Act 1985, The Clean Air Act, The Environmental Assessment Act, The Boiler and Pressure Vessel Act, The Electrical Inspection Act, The Fire Prevention Act, The Gas Inspection Act, The Passenger and Freight Elevator Act, The Radiation Health and Safety Act, The Public Health Act, The Environmental Management and Protection Act, The Water Corporation Act, and The Crown Minerals Act.

Article 15.0 Scope of Covenant

Except as provided for in Articles 6.0 and 14.0, the covenants of the Lessee in this Agreement have reference only to the operations of the Lessee to be conducted on the lease lands and not to any other operation of the Lessee.

Article 16.0 Termination of Agreement

16.1	In the event of the Lessee failing to pay the said rent or any part thereof when due, whether formally demanded or not, or failing to observe or perform any of the covenants, conditions, provisos and stipulations herein agreed to be observed and performed in Articles 1.0, 2.0, 3.0, 5.0, 7.0, 8.0, 14.0, 18.0 and 19.0, the Minister may give written notice (hereinafter called the “default notice”) thereof to the Lessee specifying the alleged failure. The Lessee shall thereupon:

(a)	remedy such failure within thirty (30) days after receiving the default notice; or

(b)	if the failure is such that it cannot be remedied within the thirty (30) day period, promptly and in any event within the thirty (30) day period, commence and diligently continue thereafter to remedy such failure and take as appropriate any steps required to ensure that the failure will not again occur.

16.2	If a default notice is given and if the Lessee does not proceed in the manner contemplated in Article 16.1, the Minister may by notice to the Lessee, terminate this Agreement on such date as may be specified in the notice and, notwithstanding the termination of this agreement, the Lessee shall be required to carry out all reclamation activities required under the Mineral Industry Pollution Prevention Regulations of the Province of Saskatchewan, and in such event shall keep harmless and indemnify the Minister against any claims arising from such activities.

16.3	Notwithstanding the foregoing provisions of this Article 16.0, the Lessee may, prior to the expiration of the thirty (30) days referred to in Article 16.1 apply to the Minister for relief from the requirements which have given rise to the failure set out in default notice. The Minister may grant relief from any of the said requirements if he is of the opinion that the Lessee has used or instituted its best efforts to meet the requirements and in granting such relief the Minister may establish alternative procedures and requirements that the Lessee shall fulfill. If the Lessee fails to comply with the decision of the Minister within a further thirty (30) days, the minister may, by notice to the Lessee, terminate this Agreement.

16.4	The Minister shall be entitled to waive all rights of termination and forfeiture arising under this Agreement by reasons of any default if, in his opinion, the cause of such default justifies the waiving of such rights, and thereupon this Lease shall be construed and the Lessee's rights hereunder shall continue as though no such default had occurred. All such waivers must be in writing and signed by the Minister and shall not prejudice any right of the minister in the case of any other default.

16.5	It is agreed that this Agreement does not restrict the Lessee from commencing legal action in a court of law should the Minister terminate this Agreement.

Article 17.0 Arbitration

17.1	Without limiting the requirements, provisions and powers conferred on any minister or official as contained in any Statute of the Province of Saskatchewan or Regulation thereunder, disputes arising out of the interpretation, performance or breach of Articles of this Agreement, other than Article 8.0 of this Agreement, may be submitted by either party to arbitration.

17.2	The Arbitration Act of Saskatchewan (except Articles 16 and 17 thereof) shall apply to any arbitration hereunder.

17.3	The arbitrator shall be such person as may be agreed upon by the parties. Failing such agreement within ten (10) days after the giving of the arbitration notice, the arbitration shall be conducted by a three (3) person board of arbitration and both parties shall, within seven days from the expiration of the said ten (10) day period, appoint one nominee thereto and inform the other party of the name of its arbitrator. The parties' nominees shall all within seven (7) days of their respective appointments agree upon a third arbitrator who shall be the chairman of the arbitration board. In the event either party fails within the time specified to select an arbitrator or the nominees of the two parties fail to agree upon a third arbitrator then the third arbitrator or any arbitrator to represent the party in default or both such arbitrators may be appointed by the Chief Justice of the Court of Queen's Bench for the Province of Saskatchewan. The arbitrator (or the third arbitrator, in the case of an arbitration board) shall be a person who, by education and experience, is qualified to adjudicate the matter in issue.

17.4	The place of the arbitration shall be the Town of La Ronge, Province of Saskatchewan, or such other place as the chairman may determine, and the arbitrator or board of arbitration shall hear and dispose of the dispute, difference or question submitted in such manner as he (it) in his (its) discretion shall determine, but in so doing he (it) shall be required to receive the submissions of the parties hereto in respect of the said question, dispute or difference. The arbitrator or arbitration board in the conduct of the proceedings shall not be bound by the Rules of Court of the Province of Saskatchewan or by the traditional rules of evidence.

17.5	The decision of the single arbitrator or a simple majority of the arbitration board shall be binding upon the parties. In the even the arbitration board is unable to arrive at a simple majority decision, the decision of the chairman shall be binding.

17.6	The arbitrator or the arbitration board shall have the authority to include in an award any of the following:

(a)	a finding that there has been a breach of the Agreement;

(b)	a finding that there has been no breach of the Agreement;

(c)	an order for specific performance as could be awarded by a Judge of the Court of Queen's Bench;

(d)	an order to pay a penalty for a breach of the Agreement;

(e)	an order to pay a fixed sum daily by way of penalty until the party to pay discontinues or remedies the breach of this Agreement;

(f)	a direction to pay damages;

(g)	a finding that although there has been a breach of the Agreement the circumstances were such that the parties should be excused;

(h)	an order confirming termination of this agreement; and

(i)	such other direction or order as the board deems necessary and equitable to ensure compliance with the spirit, intent and provisions of this Agreement.

17.7	The right to appeal is reserved to each of the parties provided a written notice of appeal is served on the respondent by the appellant within fifteen (15) days of receipt of the decision of the arbitration board.

17.8	Where a dispute has been submitted to arbitration, in addition to all the powers contained in Article 17.6 the arbitrator or the arbitration board may make such interim orders as it considers appropriate pending resolution of the dispute.

17.9	Where any matter is referred to a board of arbitration, the provisions of this Agreement shall continue in full force until a final determination has been made by the said board of arbitration and the period for commencing an appeal under Article 17.7 has expired, or if an appeal is made, until a final court decision is issued.

17.10	Where the Lessee fails to comply with an order of a board of arbitration or, where an appeal is taken, and the Lessee fails to comply with the final decision of a court, this Agreement shall terminate forthwith and the provisions of Articles 8.0, 19.0 and 22.2 shall apply mutatis mutandis.

Article 18.0 Assignments

The Lessee will not assign, transfer or sublet this Lease or any part thereof or any of the rights or privileges contained herein without consulting with the holder of any mineral rights underlying the lease lands, and without the written consent of the Minister which shall not be unreasonably withheld, and in the event an assignment is made, the assignee shall become a party to this Agreement.

Article 19.0 Indemnity

The Lessee agrees to keep harmless and indemnify the Minister form and against all actions, suits, claims and demands arising out of or in connection with the operations carried on by the Lessee, its servants, employees, agents, licensees and contractors, in, under or upon the lease lands. If any claim comes to the attention of the Minister which could give rise to a right of indemnity hereunder, the Minister shall promptly give notice to the Lessee and the Lessee may, if the Minister has not elected to do so, defend such claim, in which event the minister shall, at the Lessee’s expense, co-operate with the Lessee in any reasonable way including providing such information as the Lessee may reasonably request and allowing the Lessee to act for, on behalf and in the name of the Minister for such purposes. If the Minister elects to defend such claim, the Lessee shall only be liable in respect of the costs and expenses of such defense for those costs and expenses which, reasonably viewed, would have been incurred in such defense by a lesser other than Her Majesty.

Article 20.0 Force Majeure

The Lessee shall not be liable for failure to perform any of its obligations hereunder during periods in which performance is prevented by any cause reasonably beyond the Lessee’s control which causes are hereinafter called “force majeure”. Without limiting the generality of the foregoing, for purposes of this Agreement, the term “force majeure” shall include: wars, riots, fire, floods, acts of God, natural disaster, tempest, earthquake, acts of the federal government and its agencies, compliance with which has the effect of causing the Lessee to breech its obligations hereunder, industrial disputes, it being understood that no affected employer shall be required to settle any industrial dispute contrary to its wishes, or any reason whether or not of the foregoing nature beyond the reasonable control of the Lessee (whether affecting any of the Corporations constituting the Lessee or any of its or their contractors). In such circumstances the period for the performance of the Lessee’s obligations hereunder shall, subject to the limitations set out in Article 22.1, be extended for a period equivalent to the period of delay.

Article 21.0 Notices

Unless otherwise provided herein or agreed to in writing between the parties, any notices required or permitted shall be in writing and delivered personally to the designated officer or representative of the party or sent by registered mail, postage prepaid, return receipt requested or by telex or electronic facsimile transmission, confirmation of receipt requested. Any such notice shall be deemed received seven (7) days after the mailing date thereof or on the first business day after being sent by telex or facsimile or on the first day of personal delivery. In the event that at the time a notice is mailed as aforesaid or at any time during the period of three (3) business days following such mailing, postal, airline or airport employees are engaged in a strike, work slowdown or other work stoppage at the place at which the notice is mailed or at any point through which such notice must pass, such notice shall be deemed to have been given and received at the time when such notice would be received in the ordinary course of mails, allowing for such strike, slowdown or other stoppage. Any notices shall be addressed to the party to whom directed at the following addresses:

(a)	in the case of the Minister

Legislative Building Regina, Saskatchewan Canada S4S OB3

Attention: Minister of the Northern Affairs Secretariat

with a copy forwarded to:

Legislative Building Regina, Saskatchewan S4S OB3

Attention: Minister of the Department of Parks and Renewable Resources

(b)	and in the case of the Lessee:

Claude Resources Inc. P.O. Box 7380 200-224 4th Avenue South Saskatoon, Saskatchewan S7K 4E4

Attention: Mr. P.K. Gummer

Any party may at any time change its address of designated office or representative by giving written notice of such change, which shall, if mailed, be effective seven (7) days after the mailing date thereof, and, if given by personal delivery, shall be effective on the day of delivery and if sent by telex or electronic facsimile transmission shall be effective on the first business day after the transmission thereof.

Article 22.0 Term of Agreement

22.1	Subject to the rights hereunder of the Minister to terminate this Agreement, and subject to the earlier surrender of this lease, the term of this Agreement shall be for ten (10) years, commencing on the date of execution of this Agreement, or such longer period as is necessary to allow the Lessee to construct and operate its mine and mill, and to engage in any other activity for which the Agreement is intended and for which the Lessee is entitled to engage in under the laws of Saskatchewan, and thereafter to carry out the reclamation of the lands involved. I no case shall the full term of this lease exceed the maximum term set out in The Forest Act.

22.2	The Lessee may, on the termination of the agreement for whatever cause (including expiration of the term) and within six (6) months, if all claims for rent and charges, if any, have been duly satisfied, remove from the lease lands all real and personal property of the Lessee of whatsoever nature or kind, including all which the Lessee may have placed or erected thereon, provided however, that:

(a)	if the Lessee does not conform to abandonment procedures which have been agreed upon between the Lessee and the department of the Environment and Public Safety or, if no such agreement exists, as may be established by the province of Saskatchewan by statute or regulations thereunder; or

(b)	if the Lessee has not removed the real and personal property within six (6) months of the termination of this Agreement;

the real and personal property remaining on the lease lands shall be forfeited to the Crown in right of Saskatchewan and shall become and be the property of the crown in right of Saskatchewan. The Minister may recover from the Lessee any reasonable costs incurred for the cleanup or removal of such real and personal property. Notwithstanding the above, the Minister may, at the request of the Lessee, and subject to the limitations set out in Article 22.1, grant an extension to allow the Lessee sufficient time to remove all real and personal property of the Lessee upon the Lessee showing due cause for such extension.

Article 23.0 Interpretation

23.1	In this Agreement, unless there is something in the subject matter or contest inconsistent therewith:

(a)	the singular shall include the plural and the plural shall include the singular; and

(b)	the masculine shall include the feminine or neuter where the context so requires

23.2	The Appendix attached hereto and forming part of this Lease Agreement as of the date hereof is as follows:

Appendix “A”: - PLAN showing survey of PARCEL A for surface lease, Latitude 55 41', Longitude 103 37', LAONIL LAKE, Saskatchewan, May 15th, A.D. 1990.
Appendix “B” — “Access to Lease Lands”

To the extent that any provision of the Appendix is inconsistent herewith, the provisions of this Agreement, excluding the Appendix, shall prevail.

23.3	The division of this Agreement into Parts and Articles, the provision of a Table of Contents, and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof.

23.4	I the event that any other legal entity(s) owned, directed or controlled by the Lessee or any of the corporations referred to herein as the Lessee, directly or indirectly, shall operate the mine and/or mill for the Lessee, the Lessee agrees:

(a)	that it shall ensure that the said entity(s) assumes and performs all the obligations and responsibilities of the Lessee hereunder as would have been assumed and performed by the Lessee had the Lessee operated the mine and/or mill; and

(b)	that any and all references applicable to the Lessee hereunder shall be interpreted as referring to the said entity(s) where necessary to fulfill the intention of this Agreement or any of its provisions in the same manner as would have been the case had the Lessee operated the mine and/or mill.

23.5	The Lessee will ensure that any third party undertaking any of the functions of the Lessee under this Agreement complies with the spirit and intent of this Agreement and all requirements imposed on the Lessee as may be applicable to the third parties.

23.6	Any reference herein:

(a)	to any Act or to any regulation made under any Act includes a reference to all orders to statutory instruments made pursuant to that Act or regulations; and,

(b)	to any Act or to any regulations made under any Act includes a reference thereto as may from time to time be re-enacted, amended, revised or consolidated, or to any Act or regulations from time to time passed in substitution therefore or in relation to like matters.

Article 24.0 Other Leases

The Minister shall not, without consulting with the Lessee, grant or permit any other surface leases or other agreement granting easement, tenement or other rights upon any of the lands above Mineral Lease 4781 to Mineral Lease 4790 inclusive for the currency of this Lease Agreement.

Article 25.0 Confidentiality

All information exchanged between the parties hereto which is agreed by reciprocal letters between the parties to be confidential, shall be kept confidential, except insofar as may be necessary to enforce the terms of this Agreement or except as required by law.

Article 26.0 ENTIRE AGREEMENT

This Agreement together with all documents and agreements incorporated by reference constitutes and contains the entire and only Surface Lease Agreement between the Minister and the Lessee concerning the use of the lease lands and supercedes and cancels any and all pre-existing agreements and understanding relevant thereto. It is agreed that this Articles does not affect interests provided in any mineral disposition.

Article 27.0 Binding Effect

This Agreement and everything herein contained shall enure to the benefit of and be binding upon the respective successors and assignees of the parties thereto and the expression “Minister” shall be construed as including the successors and office of the Minster of the Northern Affairs Secretariat and the minister of the Department of Parks and Renewable Resources and shall include such other members of the Executive Council for the Province of Saskatchewan that are designated by the Lieutenant Governor in Council as being the Ministers responsible for this Agreement, and includes the successors and office of such other members of the Executive Council.

IN WITNESS WHEREOF the parties have executed this Agreement as of the day and year first above written.

MINISTER OF THE NORTHER AFFAIRS SECRETARIAT		IN THE PRESENCE OF

Per:	“signed”	Witness:	“signed”

Per:		Witness:

MINISTER OF THE DEPARTMENT OF PARKS AND RENEWABLE RESOURCES

Per:	“signed”	Witness:	“signed”

Per:		Witness:

CLAUDE RESOURCES INC.

Per: /s/ William R. MacNeill		Witness:	“signed”

Per: /s/ Gary Billingsley		Witness:	“signed”

APPENDIX ‘B’

ACCESS TO LEASE LANDS

1.	Placer Dome and Currie Rose Resources support the issuance of the Surface Lease over part of CBS 7057 and S-99942 to Claude Resources in order that Claude Resources may utilize Ease Lake and East Pond for tailing disposal and mine effluent settling pond respectively for the potential Seabee mine operations.

2.	Placer Dome and Currie Rose Resources are desirous of continuing mineral exploration projects on CBS 7057 in accordance to terms of the Opportunities Clause in the Placer Dome/Currie Rose Joint Venture Agreement. With respect to this proposal, the exploration will be centered around and beneath East Lake and East Pond. Placer Dome and Currie Rose Resources will make their best efforts to expeditiously schedule and proceed with the exploration underlying these two areas to assess the mineral potential.

3.	Upon the acquisition of the Surface Lease, Claude resources will allow free access to Placer Dome and Currie Rose Resources to continue with future exploration programs on both CBS 7057 and S-99942. Access routes and other exploration sites, such as drill sites, buildings, trenches and survey monuments, will be carefully selected so as to not unduly interfere or disrupt facilities such as pipelines and containment dams

4.	If an economically viable mineral deposit is discovered beneath a planned or existing tailing pone or mine-water settling pond, placer Dome and Currie Rose Resources will deliver to Claude Resources, an independent engineering study or feasibility report stating that the use of East Lake as a tailing pond, or East Pond a s a mine-water settling pond would impede the development and production of any ore from beneath East Lake and East Pond, and that Placer Dome and Currie Rose Resources may request Claude Resources to relocate its facilities to an alternate site. The triangular-shaped lake 500 meters east of East Lake and due south of Pine Lake is a possible alternate site.

5.	In the event that production from a deposit beneath East Lake or East pond requires the removal of Claude Resources' tailing or mine sediment material, the cost for removal of this material will be borne by Placer Dome and Currie Rose Resources.

6.	If no economic mineral deposit is discovered beneath the planned tailing pond or mine-water setting pond, then Placer Dome and Currie Rose Resources will relinquish the rights to these areas for development or mine facilities.

7.	In return for Placer Dome and Currie Rose relinquishing the surface rights for the Seabee Mine facilities, Claude Resources will consider in the future to providing toll milling arrangements of potential ore from CBS 7057 at the Seabee mine.

8.	Claude Resources will acquire and maintain necessary permits to operate the mine facilities.

9.	Claude Resources will take all precautions to indemnify Placer Dome and Currie Rose Resources against any possible liability from possible environmental damages such as tailings or effluent spills, vegetation kills, and fires, that are directly caused by Claude Resources.

UNDERWRITING AGREEMENT

April 23, 2002

Claude Resources Inc. 200, 224- 4th Avenue South Saskatoon, Saskatchewan S7K 5M5

Attention:	Neil McMillan President

Dear Sirs:

Canaccord Capital Corporation (the “Underwriter”) hereby offers to purchase from Claude Resources Inc. (the “Company”) an aggregate of 5,000,000 units (individually a “Unit” and collectively, the “Units”) of the Company at a price of $1.00 per Unit for aggregate gross proceeds of $5,000,000. Each Unit shall consist of one common share in the capital of the Company (individually a “Unit Share” and collectively, the “Unit Shares”) and one-half of one common share purchase warrant (individually a “Warrant” and collectively, the “Warrants”). The Unit Shares and the Warrants comprising the Units shall have the terms and conditions set forth in Schedule “A” to this Agreement. The offering of Units by the Company is hereinafter referred to as the “Offering”.

The Company agrees that the Underwriter will be permitted to appoint other registered dealers (or other dealers duly licensed in their respective jurisdictions) as its agents to assist in the Offering and that the Underwriter may determine the remuneration payable to such other dealers appointed by it. Such remuneration shall be payable by the Underwriter.

At the Time of Closing (as hereinafter defined), the Company shall pay to the Underwriter the Underwriting Fee (as hereinafter defined) in consideration of the services to be rendered by the Underwriter in connection with the Offering. Such services shall include, without limitation: (i) acting as financial advisor to the Company in the preparation of documentation relating to the sale of the Units; (ii) forming and managing banking, selling and other groups for the sale of the Units; (iii) distributing the Units to the Purchasers (as hereinafter defined), both directly and through other registered dealers and brokers; (iv) performing administrative work in connection with the foregoing matters; and (v) all other services arising out of the agreement resulting from the Company’s acceptance of this offer. This offer is subject to the additional terms and conditions set forth below. The Company and the Underwriter acknowledge and agree that if a separate fee were to have been charged to the Company for the underwriting services described in items (ii) and (iii) of this paragraph, such separate fee would represent more than 50% of the consideration to be received by the Underwriter pursuant to this Agreement, and the Company further acknowledges and agrees that the Underwriter will rely on the foregoing in not charging GST on the Underwriting Fee.

SECTION 1 DEFINITIONS

1.1 In this Agreement, in addition to the terms defined above, the following terms shall have the following meanings:

Agreement	means the agreement resulting from the acceptance by the parties of the terms set forth herein including the schedules attached hereto;
Applicable Securities Laws	means, collectively, the applicable securities laws of the Designated Provinces, the regulations, rules, rulings and orders made thereunder, the applicable policy statements issued by the Securities Commissions and the securities legislation and policies of each other relevant jurisdiction;
Articles	means the articles of incorporation of the Company;
Business Day	means a day which is not a Saturday, Sunday or statutory or civic holiday in the City of Toronto, Canada;
Broker Warrants	means the Common Share purchase warrants to be issued to the Underwriter as additional consideration for the services provided under this Agreement, the particulars of which are set out in Schedule “A” hereto;
Closing Date	means the date on which the Offering is to be completed, as specified in Schedule “A” hereto;
Common Shares	means the common shares without par value in the capital of the Company;
Company	means Claude Resources Inc.;
Company’s Information Record	means all press releases, material change reports, financial statements and other documents of the Company which have been publicly disseminated by or with the consent of the Company, whether pursuant to Applicable Securities Laws or otherwise;
Designated Provinces	means the provinces of Ontario, Alberta and British Columbia as well as any other provinces of Canada which may be mutually agreed to between the Company and the Underwriter;
Exchange	means the Toronto Stock Exchange;
Indemnified Party	has the meaning ascribed to it in Section 8.1;
misrepresentation, material fact, material change, distribution,	have the respective meanings ascribed to them in the Securities Act (Ontario);
Material Subsidiaries	means the material subsidiaries of the Company, the particulars of which are set out in Schedule “C” hereto’
Offering	has the meaning ascribed to it in the first paragraph of this Agreement;
Outstanding Convertible Securities	means all convertible securities and exchangeable securities of the Company (excluding the Warrants and also excluding options issued to officers, director and employees of the Company pursuant to established stock option plans) which are outstanding as of the date of this Agreement;
persons	includes any individual, corporation, limited partnership, general partnership, joint stock company or association, joint venture association, company, trust, bank, trust company, land trust, investment trust, society or any other entity, organization or syndicate whether incorporated or not, trustee, executor or other legal personal representative and governments and agencies and political subdivisions thereof;
Private Placement Exemptions	means the prospectus exemptions pursuant to which the Units are to be issued in the Designated Provinces, as more specifically set out in Schedule “A” hereto;
Purchasers	means, collectively, each of the purchasers of Units pursuant to the Offering (including, if applicable, the Underwriter if it is purchasing Units);
Qualifying Issuer	has the meaning ascribed thereto in Multilateral Instrument 45-102-Resale of Securities of the Canadian Securities Administrators;
Securities Commissions	means, collectively, the securities commissions or similar regulatory authorities in each of the Designated Provinces;
Selling Group	means, collectively, those registered dealers appointed by the Underwriter to assist in the Offering as contemplated in the second paragraph of this Agreement;
Subscription Agreements	means the agreements entered into among the Purchasers, the Company and the Underwriter in respect of the Offering;
Time of Closing	means the time on the Closing Date at which the Offering is to be completed;
to the best of the Company’s knowledge, information and belief	means that no information has come to the Company’s attention which has given the Company’s actual knowledge to the contrary concerning the existence or absence of the facts or circumstances referred to. However, the Company has not undertaken any special or independent investigation to determine the existence or absence of such facts or circumstances;
Underwriter	means Canaccord Capital Corporation;
Underwriting Fee	means the fee payable to the Underwriter at the Time of Closing in consideration of the services rendered by the Underwriter in connection with the Offering, being an amount equal to 6.5% of the aggregate gross proceeds of the Units sold pursuant to the Offering;

Unit Shares	means the Common Shares in the capital of the Company forming part of the Units.
Warrants	means the Common Share purchase warrants forming part of the Units, as more particularly described in Schedule “A” hereto; and
Warrant Shares	means, collectively, the Common Shares issuable upon the exercise of whole Warrants and upon the exercise of the Broker Warrants, as more particularly described in Schedule “A” hereto.

1.2 The division of this Agreement into sections, subsections, paragraphs and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect the construction or the interpretation of this Agreement. Unless something in the subject matter or context is inconsistent therewith, references herein to sections, subsections, paragraphs and other subdivisions are to sections, subsections, paragraphs and other subdivisions of this Agreement.

1.3 This Agreement shall be governed by and construed in accordance with the laws of the Province of Saskatchewan and the federal laws of Canada applicable therein.

1.4 Time shall be of the essence in this Agreement.

1.5 Unless otherwise expressly provided, all amounts expressed herein in terms of money refer to the lawful currency of Canada and all payments to be made hereunder shall be made in such currency.

1.6 The following are the schedules attached to this Agreement, which schedules (including the representations, warranties and covenants set out therein) are deemed to be a part hereof and are hereby incorporated by reference herein:

Schedule “A”:-	Details of the Offering
Schedule “B”	Terms and Conditions for United States Offers and Sales
Schedule “C”:-	Details as to Material Subsidiaries
Schedule “D”:-	Details as to Outstanding Convertible Securities

SECTION 2 NATURE OF TRANSACTION

2.1 Each Purchaser who is resident in a Designated Province shall purchase under one or more Private Placement Exemptions so that the purchases will be exempt from the prospectus requirements of the Applicable Securities Laws. Each other Purchaser shall purchase in accordance with such procedures as the Company and the Underwriter may mutually agree, acting reasonably, in order to fully comply with Applicable Securities Laws. The Company hereby agrees to use its commercially reasonable best efforts to secure compliance with all securities regulatory requirements on a timely basis in connection with the distribution of the Units to the Purchasers, including, without limitation, by filing within the time periods stipulated under Applicable Securities Laws and at the Company’s expense all private placement forms required to be filed by the Company and the Purchasers (pursuant to instructions received from the Underwriter), respectively, in connection with the Offering and paying all filing fees required to be paid in connection therewith so that the distribution of the Units may lawfully occur without the necessity of filing a prospectus or any similar document under Applicable Securities Laws. The Underwriter agrees to assist the Company in all reasonable respects to secure compliance with all regulatory requirements in connection with the Offering. The Underwriter will notify the Company with respect to the identity of each Purchaser as soon as practicable and with a view to leaving sufficient time to allow the Company to secure compliance with all relevant regulatory requirements under Applicable Securities Laws relating to the sale of the Units.

2.2 Any offer and sale of Units in the United States of America shall be made in accordance with the terms and conditions set out in Schedule “B” to this Agreement, which terms and conditions and the representations, warranties and covenants of the parties are hereby incorporated by reference.

SECTION 3 COVENANTS

3.1 The Underwriter covenants with the Company that it will (and will use its commercially reasonable best efforts to cause the members of the Selling Group to ensure that they will): (i) conduct activities in connection with arranging for the sale of the Units in compliance with Applicable Securities Laws; (ii) not solicit offers to purchase or sell the Units so as to require registration thereof or the filing of any prospectus, offering memorandum or similar disclosure document with respect thereto under the laws of any jurisdictions including the United States of America or any state thereof or the United Kingdom and not solicit offers to purchase or sell the Units in any jurisdiction outside of Canada where the solicitation or sale of the Units would result in any ongoing disclosure requirements in such jurisdiction, any registration requirements in such jurisdiction (except for the filing of a notice or report of the solicitation or the sale), or where the Company may be subject to liability in connection with the sale of the Units which is materially more onerous than its liability under the Applicable Securities Laws to which it is subject as at the date of this Agreement; (iii) obtain from each Purchaser an executed Subscription Agreement in a form which is reasonably acceptable to the Company and to the Underwriter relating to the transactions herein contemplated, together with all documentation as may be necessary in connection with subscriptions for Units; (iv) refrain from advertising the Offering in (A) printed media of general and regular paid circulation, (B) radio, or (C) television; (v) not make use of any green sheet or other internal marketing document without the consent of the Company, such consent to be promptly considered and not to be unreasonably withheld; and (vi) comply with, and ensure that its directors, officers, employees and affiliates comply with all pre-marketing and applicable marked stabilization rules and requirements of the Securities Commissions and the Exchange.

SECTION 4 REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE COMPANY

4.1 The Company hereby represents, warrants and covenants to and with the Underwriter, on its own behalf and on behalf of the Purchasers that:

(1)	General Matters

(a)	the Company: (i) has been duly incorporated and organized and is validly existing and in good standing under the laws of Canada; (ii) has all requisite corporate power and authority to carry on its business as presently conducted and to own, lease and operate its properties and assets; and (iii) has all required corporate power and authority to create, issue and sell the Units, the Broker Warrants and the Warrant Shares, to enter into this Agreement and to carry out the provisions of this Agreement;

(b)	attached as Schedule “B” hereto is a list of each Material Subsidiary and the particulars of the types and percentage of securities owned by the Company in each such Material Subsidiary; the Company holds all such securities free and clear of all mortgages, liens, charges, pledges, security interests, encumbrances, claims and demands whatsoever except as otherwise disclosed in such Schedule;

(c)	each of the Material Subsidiaries: (i) has been duly incorporated and organized and is validly existing and in good standing under the laws of its jurisdiction of incorporation; and (ii) has the requisite corporate power and authority to carry on its business as presently conducted and to own, lease and operate its properties and assets;

(d)	the Company and each of the Material Subsidiaries is in all material respects conducting its business in compliance with all applicable laws, rules and regulations of each jurisdiction in which its business is carried on and is duly licensed, registered or qualified in all jurisdictions in which it owns, leases or operates its property or carries on business to enable its business to be carried on as presently conducted and its property and assets to be owned, leased and operated and all such licenses, registrations and qualifications are and will at the Time of Closing be valid, subsisting and in good standing, except in respect of matters which do not and will not result in any material adverse change to the business, business prospects or condition (financial or otherwise) of the Company and its subsidiaries on a consolidated basis, and except for the failure to be so qualified or the absence of any such license, registration or qualification which does not and will not have a material adverse effect on the assets or properties, business, results of operations, prospects or condition (financial or otherwise) of the Company and its subsidiaries, on a consolidated basis;

(e)	all necessary corporate action has been taken or will have been taken prior to the Time of Closing by the Company so as to validly issue and sell the Units to the Purchasers and upon receipt by the Company of the purchase price as consideration for the issue of the Unit Shares and the Warrant Shares respectively, such Unit Shares and Warrant Shares will be validly issued as fully paid and non-assessable shares in the capital of the Company;

(f)	as of the date hereof, the authorized capital of the Company consists solely of an unlimited number of Common Shares, and an unlimited number of First and Second Preferred Shares, each issuable in series, and the outstanding capital of the Company as of April 22, 2002 consists solely of no First or Second Preferred Shares and 43,356,784 Common Shares;

(g)	attached as Schedule “C” hereto is a complete list of all Outstanding Convertible Securities of the Company and each of the Material Subsidiaries and, except as provided under this Agreement, as disclosed in Schedule “C” or under the Company’s stock option plan and options granted or to be granted thereunder, no person now has any agreement or option or right or privilege capable of becoming an agreement for the purchase, subscription or issuance of any unissued Shares, securities or warrants of the Company or any of its Material Subsidiaries;

(h)	the Company has procured and maintains adequate insurance against all insurable risks which are material to the Company;

(i)	since December 31, 2001, other than as disclosed in the Company’s Information Record:

(i)	there has not been any material adverse change in the assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of the Company or its subsidiaries, on a consolidated basis;

(ii)	there has not been any material change in the capital stock or long-term debt of the Company and its subsidiaries, on a consolidated basis;

(iii)	there has not been any material adverse change in the business, business prospects, condition (financial or otherwise) or results of operations of the Company and its subsidiaries, on a consolidated basis; and

(iv)	each of the Company and its Material Subsidiaries has carried on business in the ordinary course;

(j)	the audited consolidated financial statements of the Company for the last fiscal year-end in respect of which the Company has delivered financial statements to its securityholders prior to the Closing Date and the unaudited consolidated financial statements of the Company for any subsequent period in respect of which such statements have been delivered by the Company to its securityholders prior to the Closing Date present fairly the financial condition of the Company and its subsidiaries, on a consolidated basis, for the respective periods then ended;

(k)	no portion of the Company’s Information Record contained a misrepresentation as at its date of public dissemination (provided that the foregoing representation is not intended to extend to information and statements in reliance upon and in conformity with information furnished to the Company by or on behalf of the Underwriter specifically for use therein);

(l)	there is no action, proceeding or investigation (whether or not purportedly by or on behalf of the Company or any subsidiary) pending or, to the best of the Company’s and its respective directors and officers knowledge, information and belief, threatened against or affecting the Company or any of its Material Subsidiaries at law or in equity (whether in any court, arbitration or similar tribunal) or before or by any federal, provincial, state, municipal or other governmental department, commission, board or agency, domestic or foreign, which in any way materially adversely affects the Company and its subsidiaries, on a consolidated basis, or the condition (financial or otherwise) of the Company and its subsidiaries, on a consolidated basis, or which questions the validity of the Units or the issuance of the Unit Shares or the Warrant Shares as fully paid and non-assessable shares or any action taken or to be taken by the Company pursuant to or in connection with this Agreement;

(m)	neither the Company nor any Material Subsidiary is in default or in breach in any material respect of, and the execution and delivery of this Agreement by the Company, the performance and compliance with the terms of this Agreement and the sale of the Units by the Company will not result in any material breach of, or be in conflict with or constitute a default under, or create a state of facts which, after notice or lapse of time, or both, would constitute a default either directly or indirectly under any term or provision of the constating documents, by-laws or resolutions of the Company or any of its Material Subsidiaries, or any material mortgage, note, indenture, contract, agreement, instrument, lease or other document to which the Company or any of its Material Subsidiaries is a party or by which any of them is bound or any judgment, decree, order, statute, rule or regulation applicable to any of them;

(n)	to the best of the Company’s knowledge, information and belief, no other party is in default in the observance or performance of any term or obligation to be performed by it under any contract entered into by the Company or any of its Material Subsidiaries which is material to the business of the Company and its subsidiaries, on a consolidated basis, and no event has occurred which, with notice or lapse of time or both would directly or indirectly constitute such a default, in any case which default or event would have a material adverse effect on the assets or properties, business, results of operations, prospects or condition (financial or otherwise) of the Company and its subsidiaries, on a consolidated basis;

(o)	the Company is a “reporting issuer” (or its equivalent) in the Provinces of Ontario, British Columbia, Alberta, Saskatchewan, Manitoba, Quebec and Nova Scotia and is not in default in any material respect under the Applicable Securities Laws of any such jurisdiction;

(p)	the Company will use its commercially reasonable best efforts to become a Qualifying Issuer prior to the Time of Closing

(q)	the auditors who audited the consolidated financial statements of the Company most recently delivered to the securityholders of the Company (or delivered to securityholders prior to the Closing Date) and delivered their report with respect thereto are independent public accountants as required by Applicable Securities Laws;

(r)	there has never been any reportable disagreement (within the meaning of National Policy Statement No. 31 of the Canadian Securities Administrators) with the present or any former auditor of the Company;

(s)	the Company and, to the best of the Company’s knowledge, information and belief, each of the Material Subsidiaries, has filed all federal, provincial, state, local and foreign tax returns that are required to be filed or has requested extensions thereof (except in any case in which the failure to so file would not have a material adverse effect on the financial position of the Company and its subsidiaries on a consolidated basis, and has paid all taxes required to be paid by it and any other assessment, fine, penalty levied against it, to the extent that any of the foregoing is due and payable, except for any such assessment, fine or penalty that has been disclosed to the Underwriter and is currently being contested in good faith;

(t)	the net proceeds of the Offering will be used in the manner specified in Schedule “A” hereto and for no other purpose;

(u)	this Agreement, the Subscription Agreements and all other contracts required in connection with the issue and sale of the Units and the distribution of the Warrant Shares shall be, prior to the Closing Date, duly authorized, executed and delivered by the Company and will be valid and binding obligations of the Company enforceable in accordance with their respective terms, subject to the usual qualifications;

(v)	the attributes of the securities comprising the Units, the Broker Warrants and the Warrant Shares will conform in all material respects with the description thereof included in Schedule “A” hereto;

(w)	the form of the certificates representing the Common Shares, the Broker Warrants and the Warrants has been, or prior to the Time of Closing will be, duly approved by the directors of the Company and complies (or will comply, as the case may be) with the provisions of all applicable laws and the regulations of the Exchange;

(x)	except as disclosed in the Company’s Information Record, neither the Company nor any Material Subsidiary owes any money to, nor has the Company or any Material Subsidiary any outstanding loans (in a material amount) to, or borrowed any monies from, or is otherwise indebted to any officer, director, employee, shareholder or any other person not dealing at “arms-length” (as defined in the Income Tax Act (Canada), as amended) with the Company except for usual employee, director or officer reimbursements and compensation paid in the ordinary and normal course of business of the Company and its Material Subsidiaries;

(y)	except as disclosed in the Company’s Information Record, neither the Company nor any Material Subsidiary is party to any contract, agreement or understanding which is material to the Company and its subsidiaries, on a consolidated basis with any officer, director, employee or any other person not dealing at “arms-length” (as defined in theIncome Tax Act (Canada), as amended) with the Company;

(z)	the Company will use its commercially reasonable best efforts to obtain the necessary regulatory consents from the Exchange to the sale of the Units and the Warrant Shares on such conditions as are acceptable to the Company and the Underwriter, acting reasonably;

(aa)	the minute books and corporate records of the Company to be made available to the Underwriter and its local counsel in the Province of Saskatchewan in connection with its due diligence investigation of the Company for the period from its incorporation to the date of examination thereof are the original minute books and records of the Company and contain copies of all proceedings (or certified copies thereof) of the shareholders, the board of directors and all committees of the board of directors of the Company and there have been no other meetings, resolutions or proceedings of the shareholders, board of directors or any committee of the board of directors of the Company to the date of such corporate records and minute books not reflected in such minute books and other records, other than those which have been disclosed to the Underwriter or which are not material in the context of the Company; and

(bb)	other than the Underwriter pursuant to this Agreement, there is no person acting or purporting to act at the request of the Company who is entitled to any brokerage or agency fee or any other royalty in connection with the transactions contemplated herein.

(2) Mining and Environmental Matters:

(a)	to the best of the Company’s knowledge, information and belief, the Company and its subsidiaries, taken as a whole, owns, controls or has legal rights to, through mining tenements of various types and descriptions, all of the rights, titles and interests materially necessary or appropriate to authorize and enable it to carry on the material mineral exploration and/or mining activities as currently being undertaken and has obtained or, upon performance of the conditions precedent will be able to obtain such rights, titles and interests as may be required to implement its respective plans on properties which are material to the Company and its subsidiaries taken as a whole and is not in material default of such rights, titles and interests;

(b)	to the best of the Company’s knowledge, information and belief, all assessments or other work required to be performed in relation to the material mining claims and the mining rights of the Company and its subsidiaries taken as a whole in order to maintain its interest therein, if any, have been performed to date and each of the Company and its subsidiaries, as applicable, has complied in all material respects with all applicable governmental laws, regulations and policies in this connection as well as with regard to legal, contractual obligations to third parties in this connection except in respect if mining claims and mining rights that the Company or any of its subsidiaries intends to abandon or relinquish and except for any non-compliance which would not, either individually or in the aggregate, have a material adverse effect on the Company and its subsidiaries, on a consolidated basis. All such mining claims and mining rights are in good standing in all material respects as of the date of this Agreement;

(c)	there are no expropriations or similar proceedings or any material challenges to title or ownership, actual or threatened, of which the Company or any of its subsidiaries has received notice against their respective mining claims and mining rights or any part thereof as of the date of this Agreement;

(d)	to the best of the Company’s knowledge, information and belief, all mining operations on the properties of the Company and its subsidiaries have been conducted in all respects in accordance with good mining and engineering practices and all applicable worker’s compensation and health and safety and workplace laws, regulations and policies have been duly complied with except where the failure to conduct operations would not have a material adverse effect on the Company and its subsidiaries, on a consolidated basis;

(e)	to the best of the Company’s knowledge, information and belief, each of the Company and its subsidiaries has been and is in compliance with all applicable federal, state, municipal and local laws, statutes, ordinances, by-laws and regulations, orders, directives and decisions rendered by any ministry, department or administrative or regulatory agency, domestic or foreign (the “Environmental Laws”) relating to the protection of the environment, occupational health and safety or the processing, use, treatment, storage, disposal, discharge, transport or handling of any pollutants, contaminants, chemicals or industrial, toxic or hazardous wastes or substances (“Hazardous Substances”) other than any non-compliance which would not either individually or in the aggregate have a material adverse effect on the Company and its subsidiaries, on a consolidated basis;

(f)	to the best of the Company’s knowledge, information and belief, the Company and its subsidiaries have obtained all material licenses, permits, approvals, consents, certificates, registrations and other authorizations under applicable Environmental Laws (the “Environmental Permits”) necessary for the operation of their projects at the present time and each Environmental Permit is valid, subsisting and in good standing and the holders of the Environmental Permits are not in default or breach of the terms thereof and no proceeding is pending or threatened to revoke or limit any Environmental Permit other than any breach or default which would not either individually or in the aggregate have a material adverse effect on the Company and its subsidiaries, on a consolidated basis;

(g)	to the best of the Company’s knowledge, information and belief, neither the Company nor any of its subsidiaries has used, except in material compliance with all Environmental Laws or except to the extent that the consequences would not be materially adverse to the Company and its subsidiaries, on a consolidated basis, any property or facility which it owns or leases or previously owned or leased, to generate, manufacture, process, distribute, use, treat, store, dispose of, transport or handle any Hazardous Substance;

(h)	neither the Company nor any of its subsidiaries (including, if applicable, any predecessor companies) has received notice of, or been prosecuted for an offence alleging non-compliance with any Environmental Laws in circumstances that would have a material adverse effect on the Company and its subsidiaries, on a consolidated basis, and neither the Company nor any of its subsidiaries (including, if applicable, any predecessor companies) has settled any material allegation of non-compliance short of prosecution. There are no orders or directions relating to environmental matters requiring any material work, repairs, construction or capital expenditures to be made with respect to any of the assets of the Company or any of its subsidiaries, nor has the Company or any of its subsidiaries received notice of any of the same;

(i)	except as ordinarily or customarily required by applicable permits, neither the Company nor any of its subsidiaries has received any notice that it is potentially responsible for any federal, state, provincial, municipal, or local clean-up site or corrective action under any Environmental Laws that will subject any of the Company or any of its subsidiaries to material expense except for notices of incidents for which legal counsel to the Company is of the opinion that the Company and/or its subsidiaries will incur no material liability. To the best of the Company’s knowledge, information and belief, neither the Company nor any of its subsidiaries has received any request for information in connection with any federal, state, provincial, municipal or local inquiries as to disposal sites; and

(j)	to the best of the Company’s knowledge, information and belief, there are no environmental audits, evaluations, assessments, studies or tests relating to the Company or any of its subsidiaries except for ongoing assessments conducted in the ordinary course of business.

(3) Employment Matters

(a)	other than usual and customary health and related benefit plans for employees, the Company has made public disclosure to the extent required by applicable laws as to each material plan for retirement, bonus, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, incentive or otherwise contributed to, or required to be contributed to, by the Company for the benefit of any current or former director, officer, employee or consultant of the Company (the “Employee Plans”). Each Employee Plan has been maintained in all material respects in compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations that are applicable to such Employee Plans;

(b)	all material accruals for unpaid vacation pay, premiums for unemployment insurance, health premiums, federal, provincial or state pension plan premiums, accrued wages, salaries and commissions and employee benefit plan payments have been reflected on the books and records of the Company; and

(c)	there is not currently any employment or labour trouble which is adversely effecting or could adversely effect, in a material manner, the carrying on of any of the mining projects of the Company or any of its subsidiaries.

SECTION 5 CONDITIONS TO PURCHASE OBLIGATION

5.1 The following are conditions of the Underwriter’s obligations to complete the purchase of the Units from the Company as contemplated hereby, which conditions may be waived in writing in whole or in part by the Underwriter:

(a)	the Company shall be a Qualifying Issuer;

(b)	the Company shall have made and/or obtained the necessary filings, approvals, consents and acceptances of the appropriate regulatory authorities in the Designated Provinces and the Exchange in connection with the Offering, on terms which are acceptable to the Company and the Underwriter, acting reasonably, prior to the Closing Date, it being understood that the Underwriter shall do all that is reasonably required to assist the Company to fulfil this obligation;

(c)	the Unit Shares and the Warrant Shares to be issued on the exercise of the Warrants and Broker Warrants shall have been conditionally accepted for listing and will, as soon as possible following their issue, be posted for trading on the Exchange (subject to the usual conditions of the Exchange);

(d)	the Company’s board of directors shall have authorized and approved this Agreement and the other agreements and instruments pursuant to which the Units are to be sold and issued, the form of certificate representing the Warrants, the Broker Warrants and the issuance of same, the issuance of the Unit Shares and Warrant Shares upon the due exercise of the Warrants and Broker Warrants as fully-paid and non-assessable shares and all matters relating to the foregoing;

(e)	the Company shall deliver a certificate of the Company under its corporate seal and signed on behalf of the Company by such senior officers or directors of the Company as may be acceptable to the Underwriter, acting reasonably, addressed to the Underwriter and dated the Closing Date, in form and content satisfactory to the Underwriter’s counsel, acting reasonably, certifying that:

(i)	no order ceasing or suspending trading in any securities of the Company or prohibiting the sale of the Units, the issuance of the Broker Warrants or any of the Company’s issued securities has been issued and no proceeding for such purpose is pending or, to the knowledge of such officers (after due inquiry), threatened;

(ii)	to the knowledge of such officers or directors, there has been no adverse material change (actual, proposed or prospective, whether financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise) or capital of the Company or its subsidiaries, on a consolidated basis since December 31, 2001, which has not otherwise been disclosed in the Company’s Information Record or this Agreement;

(iii)	the Company is a Qualifying Issuer, and is a “reporting issuer” (or its equivalent) in good standing under the securities laws of each of the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec and Nova Scotia and, except for the Offering, no material change relating to the Company and its subsidiaries, on a consolidated basis has occurred with respect to which the requisite material change statement or report has not been filed and no such disclosure has been made on a confidential basis;

(iv)	the audited consolidated financial statements for the year ended December 31, 2001 and for any subsequent period in respect of which such statements has been delivered by the Company to its securityholders prior to the Closing Date present fairly the financial condition of the Company and its subsidiaries for the respective periods then ended;

(v)	except for the Outstanding Convertible Securities, there exist no agreements, options or rights capable of becoming an agreement for the purchase, subscription or issuance of any unissued shares in the capital of the Company except as have been publicly disclosed or issued to employees, directors or officers of the Company pursuant to the existing share compensation arrangements of the Company;

(vi)	the execution and delivery of this Agreement and the other agreements pursuant to which the Units and Broker Warrants are to be issued, the fulfillment of the terms hereof and thereof and the issue, sale and delivery on the Closing Date of Units and Broker Warrants, do not and will not result in a breach of, and do not create a state of facts which, after notice or lapse of time or both, will result in a breach of or conflict with any of the terms, conditions or provisions of the constating documents of the Company or any material trust indenture, agreement or instrument to which the Company is a party or by which the Company is bound on the Closing Date; and

(vii)	the representations and warranties of the Company contained in this Agreement are true and correct at the Time of Closing, with the same force and effect as if made by the Company as at the Time of Closing after giving effect to the transactions contemplated hereby;

(f)	the Company will have caused a favorable legal opinion to be delivered by its Canadian counsel, addressed to the Underwriter and McMillan Binch, the Underwriter’s counsel, with respect to such matters as the Underwriter may reasonably request relating to this transaction, acceptable in all reasonable respects to the Underwriter’s counsel. In giving such opinions, counsel to the Company shall be entitled to rely, to the extent appropriate in the circumstances, upon local counsel and shall be entitled as to matters of fact not within their knowledge, to rely upon a certificate of fact from responsible persons in a position to have knowledge of such facts and their accuracy;

(g)	the Company will have caused a favourable legal opinion to be delivered by its local counsel in the jurisdiction in which each of its Material Subsidiaries is incorporated or organized to the effect that each Material Subsidiary has been incorporated and is validly subsisting under the laws of its respective jurisdiction of incorporation or organization; as to the registered holdings of the voting securities of each such Material Subsidiary; and that each Material Subsidiary has all requisite corporate capacity to own its properties and to carry on its business as presently carried on;

(h)	the Company will have caused a favourable legal opinion to be delivered by United States Counsel to the Company with respect to such matters as the Underwriter and the Company may reasonably request and acceptable in all reasonable respects to the Underwriter’s Counsel and the Company including an opinion to the effect that no registration of the Unit Shares, Warrants, Broker Warrants or Warrant Shares is required under the United States Securities Act of 1933, as amended; and

(i)	the Company will have caused its register and transfer agent to deliver a certificate as to the issued and outstanding Common Shares of the Company.

SECTION 6 CLOSING

6.1 The Offering will be completed on the Closing Date at the offices of MacPherson Leslie & Tyerman LLP in the city of Saskatoon, Saskatchewan at the Time of Closing or at such other place, date or time as may be mutually agreed to; provided that if the Company has not been able to comply with any of the covenants or conditions set out herein required to be complied with by the Time of Closing, the respective obligations of the parties will terminate without further liability or obligation except for payment of expenses, indemnity and contribution provided for in this Agreement.

6.2 At the Time of Closing on the Closing Date, the Company shall deliver to the Underwriter:

(a)	certificates duly registered as the Underwriter may direct representing the Unit Shares and the Warrants comprising the Units being purchased at the closing;

(b)	a certificate registered in the name of the Underwriter representing the Broker Warrants;

(c)	the requisite legal opinions and certificates (or “bring-down” versions thereof for subsequent closings) as contemplated above; and

(d)	such further documentation as may be contemplated herein or as counsel to the Underwriter or the applicable regulatory authorities may reasonably require,

against payment of the purchase price by certified cheque or bank draft dated the Closing Date payable to the Company, less the Underwriting Fee and the Underwriter’s estimated expenses relating to the Offering which the Underwriter is hereby directed to deduct therefrom.

With respect to any certificates representing Unit Shares and Warrants comprising the Units purchased and with respect to the certificate representing the Broker Warrants in respect of which delivery is to be made to Purchasers in any Canadian city other than the city in which the place of closing of the Offering is to occur and in which the Underwriter and the Company’s registrar and transfer agent each have an office, the Company shall take all reasonable steps to have enabled the Underwriter to effect delivery to each such Purchaser on the Closing Date provided that reasonable notice is given by the Underwriter to the Company.

6.3 All terms and conditions of this Agreement shall be construed as conditions and any breach or failure to comply with any such terms and conditions in favour of the Underwriter shall entitle the Underwriter to terminate its obligations to purchase Units by written notice to that effect given to the Company prior to the Time of Closing (but, for greater certainty, not thereafter). It is understood that the Underwriter may waive in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to its rights in respect of any such terms and conditions or any subsequent breach or non-compliance, provided that, to be binding on the Underwriter any such waiver or extension must be in writing.

SECTION 7 TERMINATION OF PURCHASE OBLIGATION

7.1 Without limiting any of the foregoing provisions of this Agreement, and in addition to any other remedies which may be available to it, the Underwriter shall be entitled, at its option, to terminate and cancel, without any liability on the part of the Underwriter, its obligations under this Agreement to purchase the Units, by giving written notice to the Company at any time prior to the Time of Closing if:

(a)	any inquiry, investigation or other proceeding is commenced or any other order is issued under or pursuant to any statute of Canada or any province of Canada or there is any change of law or the interpretation or administration thereof by a securities regulator or other public authority, which in the reasonable opinion of the Underwriter, operates to prevent or materially restrict the trading in or distribution of the Unit Shares or Warrants;

(b)	there shall occur any material change or change in a material fact or occurrence of a material fact or event specifically relating to the Company (or its Material Subsidiaries) which, in the Underwriter’s opinion, would reasonably be expected to have a significant adverse effect on the market price of or value of any of the Unit Shares or Warrants; or

(c)	there should develop, occur or come into effect any incident of national or international consequence, any law, regulation or inquiry or any other event, action or occurrence of any nature whatsoever which, in the Underwriter’s reasonable opinion, materially and adversely effects or would be expected to materially and adversely effect the financial markets in Canada or the United States or the business of the Company and its subsidiaries, on a consolidated basis;

the occurrence or non-occurrence of any of the foregoing events or circumstances to be determined in the sole discretion of the Underwriter, acting reasonably.

7.2 The Underwriter shall make reasonable efforts to give notice to the Company (in writing or by other means) of the occurrence of any of the events or circumstances referred to in Section 7.1 provided that neither the giving nor the failure to give such notice shall in any way affect the Underwriter’s entitlement to exercise this right at any time prior to or at the Time of Closing.

7.3 The Underwriter’s rights of termination in Section 7.1 are in addition to any other rights or remedies it may have in respect of any default, act or failure to act or non-compliance by the Company in respect of any matters contemplated by this Agreement.

7.4 If the obligations of the Underwriter under this Agreement are terminated pursuant to the termination right described in this Section, the Company’s liabilities to the Underwriter shall be limited to the Company’s obligations under the “Indemnity”, “Contribution” and “Expenses” provisions of this Agreement.

SECTION 8 INDEMNITY

8.1 The Company covenants and agrees to indemnify and save harmless the Underwriter and its affiliates, shareholders, directors, officers, and employees (each being referred to herein as an “Indemnified Party” and collectively, the “Indemnified Parties”) from and against any and all expenses, losses (other than a loss of profits), claims, actions, damages or liabilities, whether joint or several (including the aggregate amount paid in reasonable settlement of any actions, suits, proceedings or claims) and the reasonable fees and expenses of its counsel that may be incurred in advising with respect to and/or defending any claim that may be made against an Indemnified Party, to which an Indemnified Party may become subject or otherwise involved in any capacity under any statute or common law or otherwise insofar as such expenses, losses, claims, damages, liabilities or actions arise out of or are based, directly or indirectly, upon the performance of professional services rendered to the Company by the Underwriter hereunder or otherwise in connection with the matters referred to herein provided, however, that this indemnity shall not apply to the extent that a court of competent jurisdiction in a final judgment that has become non-appealable shall determine that:

(i)	the Underwriter or any of the other Indemnified Parties has been grossly negligent or dishonest or has committed any fraudulent act in the course of such performance; and

(ii)	the expenses, losses, claims, damages or liabilities, as to which indemnification is claimed, were directly caused by the gross negligence, dishonesty or fraud referred to in clause (i).

8.2 If for any reason (other than the occurrence of any of the events itemized in clauses 8.1(i) and (ii) above), the foregoing indemnification is unavailable to an Indemnified Party or insufficient to hold it harmless, then the Company shall contribute to the amount paid or payable by the Indemnified Party as a result of such expense, loss, claim, damage or liability in such proportion as is appropriate to reflect not only the relative benefits received by the Company on the one hand and the Underwriter on the other hand but also the relative fault of the Company and the Underwriter as well as any relevant equitable considerations; provided that the Company shall, in any event, contribute to the amount paid or payable by the Indemnified Party as a result of such expense, loss, claim, damage or liability, any excess of such amount over the amount of the fees received by the Underwriter pursuant to the terms of this Agreement.

8.3 (a) The Company agrees that in case any legal proceeding shall be brought against the Company and/or an Indemnified Party by any governmental commission or securities regulatory authority or any stock exchange or other entity having regulatory authority, either domestic or foreign, shall investigate the Company and/or the Underwriter and any personnel of the Underwriter shall be required to testify in connection therewith or shall be required to respond to procedures designed to discover information regarding, in connection with, or by reason of the performance of professional services rendered to the Company by the Underwriter, the Indemnified Party shall have the right to employ its own counsel in connection therewith, and the reasonable fees and expenses of such counsel as well as the reasonable costs (including an amount to reimburse the Underwriter for time spent by its personnel in connection therewith) and out-of-pocket expenses incurred by the personnel of the Underwriter in connection therewith shall be paid by the Company as they occur.

(b) Promptly after receipt of notice of the commencement of any legal proceeding against an Indemnified Party or after receipt of notice of the commencement of any investigation, which is based, directly or indirectly, upon any matter in respect of which indemnification may be sought from the Company, the Indemnified Party will notify the Company in writing of the commencement thereof and, throughout the course thereof, will provide copies of all relevant documentation to the Company, will keep the Company advised of the progress thereof and will discuss with the Company all significant actions proposed.

8.4 The indemnity and contribution obligations of the Company contained in this Section 8 shall be in addition to any liability which the Company may otherwise have, shall extend upon the same terms and conditions to an Indemnified Party and shall be binding upon and enure to the benefit of any successors, assigns, heirs and personal representatives of the Company and any Indemnified Party. The foregoing provisions shall survive the completion of services rendered hereunder or any termination of this Agreement.

8.5 To the extent that any Indemnified Party is not a party to this Agreement, the Underwriter shall obtain and hold the right and benefit of the foregoing indemnity in trust for and on behalf of such Indemnified Party.

8.6 If any action or claim shall be asserted against an Indemnified Party in respect of which indemnity may be sought from the Company pursuant to the provisions of this Section 8 or if any potential claim contemplated hereby shall come to the knowledge of an Indemnified Party, the Indemnified Party shall promptly notify the Company in writing; but the omission to so notify the Company will not relieve the Company from any liability it may otherwise have to the Indemnified Party pursuant to this Section 8. The Company shall be entitled, but not obligated, to participate in or assume the defence thereof provided, however, that the defence shall be through legal counsel acceptable to the Indemnified Party, acting reasonably. In addition, the Indemnified Party shall also have the right to employ separate legal counsel in any such action and participate in the defence thereof, and the fees and expenses of such counsel shall be borne by the Indemnified Party unless:

(a)	the employment thereof has been specifically authorized in writing by the Company;

(b)	the Indemnified Party has been advised by counsel that representation of the Company and the Indemnified Party by the same legal counsel would be inappropriate due to actual or potential differing interests between them; or

(c)	the Company has failed within a reasonable time after receipt of such written notice to assume the defence of such action or claim;

provided that in no event shall the Company be required to assume the fees and expenses of more than one legal counsel for all Indemnified Parties. Neither the Company nor any Indemnified Party shall effect any settlement of any such action or claim or make any admission of liability without the written consent of the other party, such consent to be promptly considered and not to be unreasonably withheld. The indemnity herein provided shall remain in full force and effect and shall not be limited to or affected by any other indemnity in respect of any other matters specified herein obtained by the Indemnified Party from any other person.

SECTION 9 CONTRIBUTION

9.1 In the event that the indemnity provided for above is, for any reason, illegal or unenforceable as being contrary to public policy or for any other reason, the Underwriter and the Company shall contribute to the aggregate of all losses, claims, costs, damages, expenses or liabilities (including any legal or other expenses reasonably incurred by the Indemnified Party in connection with investigating or defending any action or claim which is the subject of this section but excluding loss of profits or consequential damages) of the nature provided for above such that the Underwriter shall be responsible for that portion represented by the percentage that the Underwriting Fee payable by the Company to the Underwriter bears to the gross proceeds from the sale of the Units and the Company shall be responsible for the balance, provided that, in no event, shall any Underwriter be responsible for any amount in excess of the amount of the Underwriting Fee actually received by it. In the event that the Company may be held to be entitled to contribution from the Underwriter under the provisions of any statute or law, the Company shall, in respect of the Underwriter, be limited to contribution in an amount not exceeding the lesser of: (i) the portion of the full amount of losses, claims, costs, damages, expenses and liabilities, giving rise to such contribution for which the Underwriter is responsible, as determined above, and (ii) the amount of the Underwriting Fee actually received by the Underwriter. Notwithstanding the foregoing, a party guilty of fraudulent misrepresentation shall not be entitled to contribution from the other party. Any party entitled to contribution will, promptly after receiving notice of commencement of any claim, action, suit or proceeding against such party in respect of which a claim for contribution may be made against the other party under this section, notify such party from whom contribution may be sought. In no case shall such party from whom contribution may be sought be liable under this agreement unless such notice has been provided, but the omission to so notify such party shall not relieve the party from whom contribution may be sought from any other obligation it may have otherwise than under this section. The right to contribution provided in this section shall be in addition and not in derogation of any other right to contribution which the Underwriter or the Company may have by statute or otherwise by law.

9.2 The Company waives its right to recover contribution from the Underwriter or any other Indemnified Party with respect to any liability of the Company solely by reason of or arising out of any misrepresentation (other than a misrepresentation included in reliance upon and in conformity with information furnished to the Company by or on behalf of the Underwriter specifically for use therein) contained in the Company’s Information Record.

SECTION 10 EXPENSES

10.1 All expenses, including the reasonable fees of the Underwriter’s legal counsel up to a maximum of $50,000 (exclusive of disbursements and GST) incurred from time to time in connection with the Offering of, or incidental to the sale, issuance or distribution of the Units and to all matters in connection with the transactions herein set forth shall be borne by the Company. The Company covenants and agrees to fully reimburse the Underwriter from time to time for all such expenses immediately upon the receipt of one or more invoices.

SECTION 11 SURVIVAL OF REPRESENTATIONS AND WARRANTIES

11.1 All warranties, representations, covenants and agreements of the Company herein contained or contained in documents submitted or required to be submitted pursuant to this Agreement shall survive the purchase of the Units and shall continue in full force and effect for the benefit of the Underwriter and the Purchasers for a period of two years from the Closing Date regardless of the closing of the sale of the Units and regardless of any investigation which may be carried on by the Underwriter or on the Underwriter’s behalf. Notwithstanding the foregoing, the provisions contained in this Agreement in any way related to the indemnification of the Underwriter by the Company, or the contribution obligations of the Underwriter or those of the Company, shall survive and continue in full force and effect, indefinitely.

SECTION 12 ADDITIONAL ISSUANCES

12.1 The Company will not, without the prior written consent of the Underwriter, issue, authorize or agree to issue or approve for issuance any equity or quasi-equity securities for the period commencing on the date of execution of this Agreement and concluding 90 days after the closing of the Offering except in conjunction with: (i) the grant or exercise of stock options and share compensation arrangements; (ii) Outstanding Convertible Securities; (iii) obligations in respect of existing mineral property agreements; and (iv) the issuance of securities in connection with property or share acquisitions in the normal course of business, such consent not to be unreasonably withheld.

SECTION 13 NOTICE

13.1 Any notice or other communication to be given hereunder shall be in writing and shall be given by delivery or by telecopier, as follows:

If to the Company at:

Claude Resources Inc. 200, 224- 4th Avenue South Saskatoon, Saskatchewan S7K 5M5

Attention: Neil McMillan Telecopier: (306) 668-7500

with a copy to:

MacPherson Leslie & Tyerman LLP 1500 - 410 - 22nd Street East Saskatoon, Saskatchewan S7K 5T6

Attention: Danny Anderson Telecopier: (306) 975-7145

or to the Underwriter:

Canaccord Capital Corporation Suite 1200 320 Bay Street Toronto, Ontario M5H 4A6

Attention: Jens Mayer Telecopier: (416) 869-3876

with a copy to:

McMillan Binch Suite 3800 South Tower, Royal Bank Plaza Toronto, Ontario M5J 2J7

Attention: W.S. (Steve) Vaughan Telecopier: (416) 865-7048

and if so given, shall be deemed to have been given and received upon receipt by the addressee or a responsible officer of the addressee if delivered, or four hours after being telecopied and receipt confirmed during normal business hours at the location of the recipient, as the case may be. Any party may, at any time, give notice in writing to the others in the manner provided for above of any change of address or telecopier number.

SECTION 14 GENERAL

14.1 This Agreement, the engagement letter between the Company and the Underwriter dated March 27, 2002 and the other documents herein referred to constitute the entire agreement between the Underwriter and the Company relating to the subject matter hereof and supersede all prior agreements between the Underwriter and the Company with respect to their respective rights and obligations in respect of the Offering.

14.2 This Agreement may be executed by telecopier and in one or more counterparts which, together, shall constitute an original copy hereof as of the date first noted above.

14.3 The terms and provisions of this Agreement shall be binding upon and enure to the benefit of the Company, the Underwriter and their respective heirs, executors, administrators, successors and permitted assigns.

14.4 Each of the parties hereto shall do or cause to be done all such acts and things and shall execute or cause to be executed all such documents, agreements and other instruments as may reasonably be necessary or desirable for the purpose of carrying out the provisions and intent of this Agreement.

14.5 If this agreement accurately reflects the terms of the transaction which we are to enter into and if such terms are agreed to by the Company, please communicate your acceptance by executing where indicated below and returning one originally executed copy to the Underwriter.

14.6 This Agreement is intended to and shall take effect as of the date first set forth above, notwithstanding its actual date of execution or delivery.

Yours very truly,

CANACCORD CAPITAL CORPORATION

Per: __________________________________
Peter Marrone Title: Executive Vice President Head of Investment Banking

The foregoing is hereby accepted on the terms and conditions therein set forth. DATED the day of April, 2002 CLAUDE RESOURCES INC.

Per: __________________________________
Neil McMillan President

SCHEDULE “A” DETAILS OF THE OFFERING

This is Schedule “A” to the Underwriting Agreement between Claude Resources Inc. and Canaccord Capital Corporation, made as of April 23, 2002. All capitalized terms used in this Schedule which are not defined shall have the meaning ascribed thereto in the Underwriting Agreement.

Issuer:	Claude Resources Inc. (the “Company”).
Offering:	An aggregate of 5,000,000 units (the “Units”) of the Company. Each Unit will consist of one common share (the “Unit Shares”) in the capital of the Company and one-half of one common share purchase warrant (the “Warrants”). Each whole Warrant will entitle the holder to acquire one Share of the Company for the period commencing on the Closing Date and ending at 5:00 p.m. (Toronto time) on the first Business Day which is not less than one year from the Closing Date at an exercise price of $1.25 per Share.
Form of offering:	Bought-deal, private placement of Units.
Amount:	$5,000,000.
Price:	$1.00 per Unit.
Designated Provinces	The designated provinces for the Offering will be Ontario, Alberta, British Columbia and such other provinces of Canada as mutually agreed to between the Company and the Underwriter. Units may also be sold in the United States pursuant to available exemptions as mutually agreed to between the Company and the Underwriter.
Minimum Subscription	Pursuant to available private placement exemptions, subscribers must invest the following amounts: Alberta and British Columbia: $97,000; and Ontario: $25,000 (to accredited investors only).
Exchange Listing:	The Company shall obtain the necessary approvals to list the Unit Shares and the Warrant Shares on the Exchange, which listing shall be conditionally approved prior to the Closing Date.
Eligibility:	The Company is eligible under the usual statutes and for RRSP’s, RRIF’s and DPSP’s.
Underwriting Fee:	6.5% of the gross proceeds of the Offering of Units, payable at the Time of Closing.
Broker Warrants	The Underwriter will receive 63,463 warrants, each of which will entitle the holder thereof to acquire one Common Share at an exercise price of $1.00 per share on or before the date which is 12 months following the Closing Date.
Closing Date:	April 23, 2002 or such other date as may be mutually agreed to between the Company and the Underwriter.
Underwriter(s):	Canaccord Capital Corporation (minimum 75% participation) together with such other duly registered investment dealers as may be mutually agreed to between the Company and Canaccord Capital Corporation.
Use of Proceeds:	The net proceeds received by the Company from the sale of the Units will be used for general corporate purposes (including, without limitation, further development of the Seabee mine and considering potential mergers and acqusitions).

-A2-

SCHEDULE “B” TERMS AND CONDITIONS FOR UNITED STATES OFFERS AND SALES

This is Schedule “B” to the Underwriting Agreement between Claude Resources Inc. and Canaccord Capital Corporation, made as of April 23, 2002. All capitalized terms which are used in this Schedule and not otherwise defined shall have the meaning ascribed thereto in the Underwriting Agreement.

As used in this schedule, the following terms shall have the meanings indicated:
Directed Selling Efforts	means directed selling efforts as that term is defined in Regulation S. Without limiting the foregoing, but for greater clarity in this schedule, it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Units or Warrant Shares, and includes the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of any of the Units or Warrant Shares;
Foreign Issuer	means a foreign issuer as that term is defined in Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule, it means any issuer which is: (a) the government of any foreign country or of any political subdivision of a foreign country; or (b) a corporation or other organization incorporated under the laws of any foreign country, except an issuer meeting the following conditions: (1) more than 50 percent of the outstanding voting securities of such issuer are held of record either directly or through voting trust certificates or depositary receipts by residents of the United States; and (2) any of the following; (i) the majority of the executive officers or directors are United States citizens or residents, (ii) more than 50 percent of the assets of the issuer are located in the United States, or (iii) the business of the issuer is administered principally in the United States;
Institutional Accredited Investor	means an institutional “accredited investor” as defined in Rule 501(a)(1), (2), (3), (7) or (8) of Regulation D;
U.S. Placement Agent	means Canaccord Capital USA;
Qualified Institutional Buyer	means a “qualified institutional buyer” as the term is defined in Rule 144A.
Regulation D	means Regulation D under the U.S. Securities Act;
Regulation S	means Regulation S under the U.S. Securities Act;
Rule 144A	means Rule 144A under the U.S. Securities Act;
SEC	means the Securities and Exchange Commission of the United States of America;

Substantial U.S. Market Interest	means substantial U.S. market interest as that term is defined in Regulation S;
United States	means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia;
U.S. Exchange Act	means the United States Securities Exchange Act of 1934, as amended;
U.S. Person	means a U.S. person as that term is defined in Regulation S; and
U.S. Securities Act	means the United States Securities Act of 1933, as amended.

All other capitalized terms used but not otherwise defined in this Schedule “B” shall have the meanings assigned to them in the Underwriting Agreement to which this Schedule “B” is attached.

Representations, Warranties and Covenants of the Underwriter

The Underwriter acknowledges that the Units and the Warrant Shares have not been and will not be registered under the U.S. Securities Act and may not be offered or sold to any person within the United States or to, or for the account or benefit of, U.S. Persons, except in accordance with Regulation S or pursuant to an exemption from the registration requirements of the U.S. Securities Act. Accordingly, the Underwriter represents, warrants and covenants to the Company that:

1.	The Underwriter has offered and sold, and will offer and sell the Units only in accordance with Rule 903 of Regulation S or as provided in paragraphs 2 through 7 below. Accordingly, neither the Underwriter, its affiliates nor any persons acting on its behalf, has made or will make (except as permitted in paragraphs 2 through 7 below): (i) any offer to sell or any solicitation of an offer to buy, any Units to any person in the United States, (ii) any sale of Units to any purchaser unless, at the time the buy order was or will have been originated, the purchaser was outside the United States, or the Underwriter, affiliates or persons acting on its behalf either reasonably believed that such purchaser was outside the United States, or (iii) any Directed Selling Efforts in the United States with respect to the Units or Warrant Shares.

Other than any banking and selling group agreement, it has not entered and will not enter into any contractual arrangement with respect to the distribution of the Units, except with its affiliates or with the prior written consent of the Company.

2.	Any offer, sale or solicitation of an offer to buy the Units that has been made or will be made in the United States was or will be made only to Institutional Accredited Investors in transactions that are exempt from legislation under applicable federal and state securities laws.

3.	Immediately prior to soliciting such offerees, the Underwriter had reasonable grounds to believe and did believe that each offeree was an Institutional Accredited Investor.

4.	No form of general solicitation or general advertising (as those terms are used in Regulation D) has been or will be used, including advertisements, articles, notices or other communications published in any newspaper, magazine, or similar media or broadcast over radio or television, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising, in connection with the offer or sale of the Units in the United States.

5.	All offers and sales of Units in the United States will be effected by the U.S. Placement Agent in accordance with applicable U.S. broker-dealer requirements.

6.	The Underwriter shall cause the U.S. Placement Agent to agree, for the benefit of the Company, to the same provisions contained in this Schedule “B”.

7.	Prior to completion of any sale of Units in the United States, each U.S. purchaser thereof (a “Subscriber”) will be required to represent, warrant and covenant to the Company, the Underwriter and the U.S. Placement Agent selling the Units to such Subscriber, that:

(a)	Authorization and Effectiveness. If the Subscriber is a corporation, the Subscriber is a valid and subsisting corporation, has the necessary corporate capacity and authority to execute and deliver the Subscription Agreement for U.S. purchasers of Units (the “U.S. Subscription Agreement”) and to observe and perform its covenants and obligations thereunder and has taken all necessary corporate action in respect thereof. If the Subscriber is a partnership, syndicate or other form of unincorporated organization, the Subscriber has the necessary legal capacity and authority to execute and deliver the U.S. Subscription Agreement and to observe and perform its covenants and obligations thereunder and has obtained all necessary approvals in respect thereof. If the Subscriber is a natural person, he or she has obtained the age of majority and is legally competent to execute the U.S. Subscription Agreement and to take all actions required pursuant thereto.

Whether the Subscriber is a natural person or a corporation, partnership or other entity, upon acceptance by the Company, the Underwriter and the U.S. Placement Agent, the U.S. Subscription Agreement will constitute a legal, valid and binding contract of the Subscriber, and any beneficial purchaser for whom it is purchasing, enforceable against the Subscriber and any such beneficial purchaser in accordance with its terms.

The entering into of the U.S. Subscription Agreement and the transactions contemplated thereby will not result in the violation of any terms or provisions of any law applicable to or the constating documents of, the Subscriber or of any agreement, written or oral, to which the Subscriber may be a party or by which it, he or she is or may be bound.

(b)	Residence. The Subscriber, or any beneficial purchaser as to which the Subscriber exercises sole investment discretion and for whom it is purchasing, is a resident of the jurisdiction referred to under “Name and Address of Subscriber” on the signature page of the U.S. Subscription Agreement, which address is the residence or place of business of the Subscriber, and was not created or used solely for the purpose of acquiring the Units.

(c)	Investment Intent. The Subscriber, or each beneficial purchaser as to which the Subscriber exercises sole investment discretion and for whom it is purchasing, is acquiring Units having an aggregate purchase price of at least Cdn$100,000 for its own account or for one or more accounts as to which it exercises sole investment discretion and each such account is purchasing Units having such an aggregate purchase price to be held for investment only and not with a view to resale or distribution of the Units or Warrant Shares.

(d)	Purchasing as Underwriter or Trustee. In the case of the purchase by the Subscriber of Units as Underwriter or trustee for any principal whose identity is disclosed or undisclosed or identified by account number only, the Subscriber has due and proper authority to act as Underwriter or trustee for and on behalf of such beneficial purchaser in connection with the transactions contemplated thereby and the Subscriber exercises sole investment discretion with respect to such beneficial purchaser. The Subscriber is duly authorized to execute and deliver the U.S. Subscription Agreement and all other necessary documentation in connection with such purchase on behalf of such principal and the U.S. Subscription Agreement has been duly authorized, executed and delivered by or on behalf of, and constitutes the legal, valid and binding agreement of, such principal.

(e)	No Offering Memorandum, etc. The Subscriber has not (nor, if applicable, has any other on whose behalf the Subscriber is contracting) received an offering memorandum or similar document in connection with the Offering and has not received, nor has the Subscriber requested, nor does the Subscriber (or, if applicable, any other on whose behalf the Subscriber is contracting) need to receive, any other document.

(f)	No Undisclosed Information. The Units are not being purchased by the Subscriber as a result of any material information concerning the Company that has not been publicly disclosed and the Subscriber’s decision to tender this offer and acquire Units has not been made as a result of any verbal or written representation as to fact or otherwise made by or on behalf of the Company, the Underwriter, the U.S. Placement Agent or any other person and is based entirely upon the representations of the Company stated or referred to in this Agreement or the U.S. Subscription Agreement.

(g)	Investment Suitability. The Subscriber, and any beneficial purchaser referred to in paragraph (d) above, has such knowledge and experience in financial and business affairs as to be capable of evaluating the merits and risks of the investment hereunder in the Units (and the Warrant Shares in respect of the Warrants forming a part thereof) and it (and any account for which it is acquiring the Units) is able to bear the economic risk of loss of such investment. The Subscriber acknowledges and agrees that it is responsible for obtaining such legal advice as it considers appropriate in connection with the execution, delivery and performance by it of the U.S. Subscription Agreement and the transactions contemplated thereunder.

(h)	No Registration in U.S. The Subscriber is aware that the Units and the Warrant Shares have not been and will not be registered under the U.S. Securities Act and the sale contemplated hereby is being made in reliance on a private placement exemption to Institutional Accredited Investors;

(i)	Institutional Accredited Investor. The Subscriber is an Institutional Accredited Investor, is acquiring the Units for its own account or for one or more investor accounts for which it is acting as a fiduciary or agent, in each case for investment and not with a view to, or for offer or sale in connection with, any resale, distribution or other disposition of the Units or the Warrant Shares in violation of United States federal and state securities laws.

The Subscriber satisfies one or more of the categories indicated below (please place an “X” on the appropriate lines):

________ Category 1.	An organization described in Section 501 (c)(3) of the United States Internal Revenue Code, a corporation, a Massachusetts or similar business trust or partnership, not formed for the specific purpose of acquiring the Offered Securities, with total assets in excess of US$5,000,000;
________ Category 2.	A trust that (a) has total assets in excess of US$5,000,000, (b) was not formed for the specific purpose of acquiring the Offered Securities and (c) is directed in its purchases of securities by a person who has such knowledge and experience in financial and business matters that he/she is capable of evaluating the merits and risks of an investment in the Offered Securities;
________ Category 3.	A bank as defined in Section 3(a)(2) of the U.S. Securities Act, or a savings and loan association or other institution as defined in Section 3(a)(5)(A) of the U.S. Securities Act whether acting in its individual or fiduciary capacity; any broker or dealer registered pursuant to Section 15 of the United States Securities Exchange Act of 1934; an insurance company as defined in Section 2(13) of the U.S. Securities Act; an investment company registered under the Investment Company Act of 1940 or a business development company as defined in Section 2(a)(48) of that Act; a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958; a plan established and maintained by a state, its political subdivision, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of US$5,000,000; or an employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974 (“ERISA”), if the investment decision is made by a plan fiduciary, as defined in Section 3(21) of ERISA, which is either a bank, savings and loan association, insurance company or registered investment adviser, or if the employee benefit plan has total assets in excess of $5,000,000 or if a self-directed plan, with investment decisions made solely by persons that are Institutional Accredited Investors;
________ Category 4.	A Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301 (c) or (d) of the Small Business Investment Act of 1958;
________ Category 5.	A private business development as defined in Section 202(a)(22) of the Investment Advisors Act of 1940; or
________ Category 6.	An entity in which all of the equity owners satisfy the requirements of one or more of the foregoing categories.

(j)	Adequate Information. The Subscriber has had access to all information concerning the Company as it has considered necessary in connection with its investment decision to acquire the Units.

(k)	No Solicitation or Advertising. The Subscriber acknowledges that it has not purchased the Units as a result of any general solicitation or general advertising as those terms are used in Regulation D, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television, or any seminar or meeting whose attendees have been invited by any general solicitation or general advertising.

(l)	Resales. The Subscriber understands that if it decides to offer, sell or otherwise transfer the Units, the Warrant Shares, or any of them, such securities may be offered, sold or otherwise transferred only:(1) (A) to the Company, (B) outside the United States in accordance with Rule 904 of Regulation S and in compliance with applicable local laws and regulations; (2) in accordance with the exemption from registration provided by Rule 144 under the U.S. Securities Act, if available; (3)(i) to an Institutional Accredited Investor and the sale is of a number of units having an aggregate market value at the time of such sale of not less than Cdn$100,000; (ii) a purchaser’s letter containing representations, warranties and agreements substantially similar to those contained in this Schedule “B” and satisfactory to the Company, the Underwriter and the U.S. Placement Agent is executed by the purchaser and delivered to the Company, the Underwriter and the U.S. Placement Agent prior to such sale; and (iii) all offers or solicitations in connection with the sale are arranged and conducted solely by the Company or the U.S. Placement

Agent; or (4) in a transaction that does not otherwise require registration under the U.S. Securities Act or any applicable United States state laws and regulations governing the offer and sale of securities, and an opinion of counsel, of recognized standing reasonably satisfactory to the Company, has been provided to the Company to that effect.

(m)	Legend on Certificates. The Subscriber understands that all certificates representing the Unit Shares and the Warrants comprising the Units sold in the United States as part of the Offering, as well as all certificates issued in exchange for or in substitution of the foregoing securities, will bear a legend to the following effect:

THE SECURITIES REPRESENTED HEREBY [FOR WARRANTS INCLUDE “AND THE SECURITIES ISSUED UPON EXERCISE OF THE WARRANTS”] HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”). THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE COMPANY THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION “S” UNDER THE U.S. SECURITIES ACT, (C) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT PROVIDED BY RULE 144 OR RULE 144A THEREUNDER, IF AVAILABLE OR (D) IN COMPLIANCE WITH CERTAIN OTHER PROCEDURES SATISFACTORY TO THE COMPANY.

and that all certificates representing the Unit Shares and Warrant Shares, as well as all certificates issued in exchange for or in substitution of the foregoing securities, issued upon exercise of any security so legended shall bear the foregoing legend and shall bear the following additional legend:

DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE `GOOD DELIVERY’ IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA. A NEW CERTIFICATE, BEARING NO LEGEND, DELIVERY OF WHICH WILL CONSTITUTE `GOOD DELIVERY’ MAY BE OBTAINED FROM THE COMPANY UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO THE COMPANY, TO THE EFFECT THAT THE SALE OF THE SECURITIES REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT;

provided that, if any such securities are being sold outside the United States in accordance with Rule 904 of Regulation S, the legend may be removed by providing a declaration to the registrar and transfer agent of the Company, to the following effect (or as the Company may prescribe from time to time):

The undersigned (A) acknowledges that the sale of the securities to which this declaration relates is being made in reliance on Rule 904 of Regulation S under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and (B) certifies that (1) it is not an “affiliate” (as defined in Rule 405 under the U.S. Securities Act) of Claude Resources Inc., (2) the offer of such securities was not made to a person in the United States and either (a) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believe that the buyer was outside the United States or (b) the transaction was executed on or through the facilities of the applicable Canadian stock exchanges designated in Regulation S and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States and (3) neither the seller nor any person acting on its behalf engaged in any directed selling efforts in connection with the offer and sale of such securities. Terms used herein have the meanings given to them by Regulation S under the U.S. Securities Act;

provided, further, that, if any such securities are being sold pursuant to Rule 144 of the U.S. Securities Act, the legend may be removed by delivery to the registrar and transfer agent of the Company of an opinion of counsel, of recognized standing reasonably satisfactory to the Company, to the effect that such legend is no longer required under applicable requirements of the U.S. Securities Act or state securities laws.

(n)	Notation. The Subscriber consents to the Company making a notation on its records or giving instructions to any transfer agent of the Company in order to implement the restrictions on transfers set forth and described in the U.S. Subscription Agreement. The Subscriber understands and acknowledges that the Company may refuse to record a transfer without first being satisfied that such transfer is exempt from or not subject to registration under the U.S. Securities Act.

(o)	Tax Matters. The Subscriber understands and agrees that there may be material tax consequences to the Subscriber of an acquisition or disposition of the Units or the Warrant Shares. The Company, the Underwriter and the U.S. Placement Agent give no opinion and make no representations with respect to the tax consequences to the Subscriber under United States, state, local or foreign tax law of the undersigned’s acquisition or disposition of such securities;

(p)	Company Financial Statements. The Subscriber understands and agrees that the financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principals which differ in some respects from United States generally accepted accounting principals, and thus may not be comparable to financial statements of United States companies;

(q)	Subscription Agreement. The Subscriber, (on its own behalf and, if applicable, on behalf of the others for whom it is contracting hereunder) has read and understands the contents of the U.S. Subscription Agreement and agrees to be legally bound thereby; and

8.	At the time of Closing, the Underwriter, together with the U.S. Placement Agent, will provide a certificate substantially in the form of Exhibit 1 to this Agreement, relating to the manner of the offer and sale of the Units in the United States.

Representations, Warranties and Covenants of the Company

The Company represents, warrants, covenants and agrees that:

1.	The Company is a Foreign Issuer with no Substantial U.S. Market Interest in the Units and Warrant Shares.

2.	During the period in which the Units are offered for sale and during the period that any Units are outstanding, neither the Company nor any of its affiliates, nor any person acting on their behalf has made or will make any Directed Selling Efforts in the United States, or has taken or will take any action that would cause the exemption afforded by Section 4(2) of the U.S. Securities Act or Regulation S to be unavailable for offers and sales of the Units, pursuant to this Agreement.

3.	None of the Company, its affiliates or any person acting on its or their behalf have engaged or will engage in any form of general solicitation or general advertising (as those terms are used in Regulation D) with respect to offers or sales of the Units in the United States, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media, or broadcast over radio, or television, or any seminar or meeting whose attendees have been invited by general solicitation or general advertising.

4.	Except as disclosed to the Underwriter with respect to the offer and sale of the Units offered hereby, the Company has not, for a period of six months prior to the date hereof sold, offered for sale or solicited any offer to buy any of its securities in the United States.

5.	The Company is not an open-end investment company, closed-end investment company, unit investment trust or face-amount certificate company that is or is required to be registered under Section 8 of the United States Investment Company Act of 1940, as amended.

6.	Neither the Company, nor any of its affiliates, nor any person acting on its or their behalf, has paid or will pay any commission or other remuneration, directly or indirectly for soliciting the conversion of the Units.

EXHIBIT 1

UNDERWRITER’S CERTIFICATE

In connection with the private placement of the Units of Claude Resources Inc. (the “Company”), with U.S. institutional investors (each, a “U.S. Private Placee”) pursuant to U.S. Subscription Agreements dated as of April 23, 2002, the undersigned Canaccord Capital Corporation (the “Underwriter”) and Canaccord Capital USA in its capacity as placement agent in the United States for the Underwriter (the “U.S. Placement Agent”), do hereby certify that:

(1) Canaccord Capital USA is a duly registered broker or dealer with the United States Securities and Exchange Commission and is a member of, and in good standing with, the National Association of Securities Dealers, Inc. on the date hereof;

(2) all offers and sales of the Units in the United States were made to a maximum of 50 institutional “institutional accredited investors” (as defined below) by the Underwriter;

(3) all offers and sales of the Units in the United States have been effected in accordance with all applicable U.S. broker-dealer requirements;

(4) no written material was used in connection with the offer or sale of the Units in the United States;

(5) immediately prior to our transmitting the U.S. Subscription Agreement to such U.S. Private Placees, we had reasonable grounds to believe and did believe that each U.S. Private Placee was an “institutional accredited investor” as defined in Rule 501(a)(1), (2), (3) or (7) under the Securities Act of 1933, as amended (the “1933 Act”), and, on the date hereof, we continue to believe that each U.S. Private Placee is an institutional accredited investor within the meaning of Regulation D under the 1933 Act (“Regulation D”);

(6) no form of general solicitation or general advertising (as those terms are used in Regulation D) was used by us, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising, in connection with the offer or sale of the Units in the United States or to U.S. Persons; and

(7) prior to any sale of Units in the United States, we caused each U.S. Private Placee to sign a U.S. Subscription Agreement containing representations, warranties and agreements to the Company substantially similar to those set forth in paragraph 7 of Schedule “D” of the underwriting agreement made as of April 23, 2002, between the Company and the Underwriter (the “Underwriting Agreement”)

Terms used in this certificate have the meanings given to them in the Underwriting Agreement unless otherwise defined herein. Dated this _____ day of April, 2002.

CANACCORD CAPITAL CORPORATION	CANACCORD CAPITAL USA

By:___________________________	By:___________________________
Name: Title:	Name: Title:

SCHEDULE “C”

DETAILS AS TO MATERIAL SUBSIDIARIES

This is Schedule “C” to the Underwriting Agreement between Claude Resources Inc. and Canaccord Capital Corporation, made as of April 23, 2002. All capitalized terms used in this Schedule which are not defined shall have the meaning ascribed thereto in the Underwriting Agreement.

Name of Material Subsidiary	Jurisdiction of Subsistence	Percentage of Voting Shares

574095 Alberta Ltd.	Alberta	100%

SCHEDULE “D”

DETAILS AS TO OUTSTANDING CONVERTIBLE SECURITIES

This is Schedule “D” to the Underwriting Agreement between Claude Resources Inc. and Canaccord Capital Corporation, made as of April 23, 2002. All capitalized terms used in this Schedule which are not defined shall have the meaning ascribed thereto in the Underwriting Agreement.

Number of Shares	Description of Convertible Security	Exercise Price	Expiry Date

125,000 Common	Stock Options	$7.00 per share	October 8, 2002

[LOGO] A C A HOWE INTERNATIONAL LIMITED Geological Consultants

254 High Street, Berkhamsted, Hertfordshire, HP4 1AQ, UKTelephone: UK+1442 873398	Telephone: UK+1442 873398
Facsimile: UK+1442 865710
E-mail: howe@easynet.co.

9th December 2002-12-09

The Diriectors Claude Resources Inc, 200,224-4th Ave.S. Saskatoon, Saskatchewan, Canada S7K 5M5

Dear Sirs,

With reference to the classification of broken underground reserves in the proven category, the broken material is contained within surveyed stopes, the tonnage of material, including initial swell drawn from the stopes is known, together with mill reconciliations, and the grade of the broken material is established from face samples every round which give both width of round and face grade at every advance, including dilution. In my view, the material therefore falls within the confidence limits of the proven category as used at the mine.

Yours faithfully,

/s/ D. J. Patrick
Dr D Patrick

[LOGO] NRG NRG ENGINEERING LTD. 515, 505 - 8 Avenue S.W., Calgary, Alberta T2P 1G2 Telephone (403) 262-3346 • Fax (403) 237-5047

July 3, 2003

United States Securities and Exchange Commission Division of Corporate Finance 450 Fifth Street, N.W. Washington, DC 20549-0405

Dear Sirs:

Re:	Claude Resources Inc. Form 20F

We refer to our reports entitled: “Economic Evaluation of the Petroleum and Natural Gas Interests of Claude Resources Inc. in the Tenco Properties” and “Economic Evaluation of Petroleum Interests of Claude Resources Inc. in Gainsborough, Saskatchewan” (the “Reports”), effective January 1, 2002 and dated March 13, 2002.

We hereby consent to the use of our name and references to the excerpts from the Reports in Form 20F of Claude Resources Inc.

We have read Form 20F and have no reason to believe that there are any misrepresentations in the information contained therein that is derived from the Reports and that is within our knowledge as a result of our providing the Reports.

Yours very truly,

NRG ENGINEERING LTD.

/s/ R.K. Agrawal, P. Eng.
President

PRIVATE AND CONFIDENTIAL The Board of Directors Claude Resources Inc. 200, 224 - 4th Avenue S. Saskatoon SK S7K 5M5

May 15, 2002

Dear Sir or Madam

Accountants Consent

We consent to the use of our report dated March 1, 2002 included in the Registration Statement on Form 20-F of Claude Resources Inc.

Yours very truly

KPMG LLP Chartered Accountants

Saskatoon, Saskatchewan

CLAUDE RESOURCES INC.

Information Circular

For the Annual General & Special Meeting of Shareholders

to be held on May 22, 2002

SOLICITATION OF PROXIES BY MANAGEMENT

This Information Circular is furnished in connection with the solicitation of proxies by or on behalf of the management of Claude Resources Inc. (the “Corporation”) for use at the Annual General & Special Meeting (the “Meeting”) of the shareholders of the Corporation. The information contained herein is current as of April 11, 2002, unless otherwise indicated. The Meeting will be held at the Sheraton Cavalier Hotel, Top Of The Inn, 612 Spadina Crescent East, Saskatoon, Saskatchewan, on Wednesday May 22, 2002, 10:00 a.m. (Saskatoon time) for the purposes set forth in the accompanying Notice of Annual General & Special Meeting of Shareholders (the “Notice”). It is expected that the solicitation of proxies will be primarily by mail. Management of the Corporation may also solicit proxies in person, by telephone, telecopier, e-mail or other electronic or telecommunication devices. The cost of solicitation by or on behalf of management will be borne by the Corporation.

The Corporation has distributed copies of the Notice, this Information Circular and the Form of Proxy (collectively, the “Documents”) to clearing agencies, securities dealers, banks and trust companies or their nominees (“Intermediaries”), for onward distribution to shareholders of the Corporation whose shares are held by or in the custody of those Intermediaries (“Non-Registered Shareholders”). The Intermediaries are required to forward the Documents to Non-Registered Shareholders.

The solicitation of proxies from Non-Registered Shareholders will be carried out by Intermediaries or by the Corporation if the names and addresses of Non-Registered Shareholders are provided by the Intermediaries. The cost of solicitation will be borne by the Corporation.

Non-Registered Shareholders who wish to file proxies should follow the directions of the Intermediary with respect to the procedure to be followed. Generally, Non-Registered Shareholders will either:

(a)	be provided with a form of proxy executed by the Intermediary, but otherwise uncompleted. The Non-Registered Shareholder may complete the proxy and return it directly to the Corporation; or

(b)	be provided with a request for voting instructions. The Intermediary is required to send to the Corporation an executed form of proxy completed in accordance with any voting instructions received by it.

APPOINTMENT OF PROXIES

The persons named in the enclosed form of proxy are directors and/or officers of the Corporation. A shareholder has the right to appoint a person, who need not be a shareholder, as nominee to attend and act for him and on his behalf at the Meeting, other than the persons designated in the enclosed form of proxy. A shareholder desiring to appoint some other person as a representative at the Meeting may do so either by inserting such person’s name in the blank space provided in the form of proxy or by completing another proper form of proxy and, in either case, delivering the completed form of proxy to Valiant Trust Company, Suite 510, 550 - 6th Avenue SW, Calgary, Alberta, T2P 0S2, in the enclosed self-addressed envelope or to the Chairman of the Corporation at Suite 200 - 224 - 4th Avenue South, Saskatoon, Saskatchewan, S7K 5M5, not less than 24 hours prior to the time of the Meeting or any adjournment thereof. Proxies not delivered by the time specified may not be treated as valid for purposes of the Meeting.

REVOCABILITY OF PROXIES

A shareholder may revoke a proxy:

(a)	by depositing a written notice of revocation executed by the shareholder or the shareholder’s attorney authorized in writing:

(i)	at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof; or

(ii)	with the chairman of the Meeting on the day of the Meeting or any adjournment thereof; or

(b)	in any other manner permitted by law.

EXERCISE OF DISCRETION WITH RESPECT TO PROXIES

The persons named in the enclosed form of proxy will vote the shares in respect of which they are appointed in accordance with the direction of the shareholders appointing them. In the absence of such direction, such shares will be voted FOR the matters referred to in the Notice.

The enclosed form of proxy confers a discretionary authority upon the persons named therein to vote the shares represented thereby as such persons consider best with respect to amendments or variations to matters identified in the Notice, and with respect to other matters which may properly come before the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

On April 11, 2002, there were 43,356,784 common shares in the capital stock of the Corporation (“Common Shares”) issued and outstanding. Each Common Share carries the right to one vote. No other voting securities of the Corporation are currently issued and outstanding.

The directors have fixed April 11, 2002, as the record date for determining shareholders entitled to receive notice of the Meeting. A person shown as a shareholder of record as of the close of business on April 11, 2002, shall be entitled to vote the Common Shares registered in his name on that date, except to the extent that the person has transferred the ownership of any of his shares after April 11, 2002 and the transferee of those shares produces a properly endorsed share certificate(s) or otherwise establishes that he owns such shares and demands, not later than 10 days before the Meeting, that his name be included in the list of shareholders for purposes of the Meeting, in which event the transferee shall be entitled to vote such shares at the Meeting.

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

The Corporation maintains a directors’ and officers’ liability insurance policy. Coverage is limited to $5 million per occurrence and to an aggregate total of $5 million in each policy year subject to a $100,000 deductible to be paid by the Corporation. The annual premium is $23,500.

The Corporation has agreed to indemnify each director and officer against all costs, charges and expenses reasonably incurred in respect of any action or proceeding to which any such person is made a party by reason of being a director or officer of the Corporation, subject to the limitations as contained in the Canada Business Corporations Act.

ELECTION OF DIRECTORS

Management of the Corporation proposes to nominate, and the persons named in the accompanying form of proxy intend to vote in favour of the election, as directors of the Corporation, of the persons named below. Unless otherwise indicated, all of the nominees are now directors and have been for the periods indicated. Each director elected will hold office until the next annual meeting or until his successor is elected or appointed, unless his office is vacated in accordance with the by-laws of the Corporation or the Canada Business Corporations Act.

Management does not anticipate that any of the proposed nominees will, at the time of the Meeting, be unable to stand for election as a director. However, if any proposed nominee is unable to stand for election as a director, then the representatives of management named in the enclosed proxy have the right to vote for any other alternate nominees in their sole discretion.

Name and Place of Residence	Number of Common Shares Beneficially Owned	Office Held and Time As Director	Principal Occupation

William R. MacNeill(3) Saskatoon, SK	3,118,800(1)	Chairman of the Board and Director since September, 1980.	President of BEC International Corporation,a private investment company.

Ronald G. Walker(2) Victoria, BC	Nil	Director since February, 1984.	President, Great Canadian Dollar Store Franchising Ltd., a franchisor of retail store outlets.

Jon R. MacNeill(2) Calgary, AB	Nil	Director since June, 1984.	Director & Secretary-Treasurer, Everest Energy Corp., a public oil and gas company.

Arnie E. Hillier(2) (3) Saskatoon, SK	268,000	Vice Chairman, Chief Executive Officer, Chief Financial Officer and Director since April, 1996.	Vice Chairman, Chief Executive Officer and Chief Financial Officer of the Corporation.

Neil McMillan(3) Saskatoon, SK	176,500	President and Director since April, 1996.	President of the Corporation.

(1)	These shares are owned, directly or indirectly, by BEC International Corporation, a private corporation controlled by William R. MacNeill.
(2)	Member of the Audit Committee.
(3)	Member of the Executive Committee.

All of the director nominees set forth above have been engaged for more than five years in their present principal occupations or executive positions set forth above except for Mr. J. MacNeill, who prior to February, 1998 was Secretary and Treasurer of the Corporation.

STATEMENT OF EXECUTIVE COMPENSATION

The Corporation had six executive officers during the year ended December 31, 2001. The aggregate cash compensation paid to the Corporation’s executive officers including salaries, fees, commissions and bonuses (but excluding director’s fees) during the year ended December 31, 2001 was $630,065. The Corporation does not have any formal written contracts of employment in place with its executive officers.

The following table sets forth the compensation paid to the Corporations’ executive officers during the last three fiscal years where such compensation exceeds $100,000 in any one year.

		Annual Compensation			Long-Term Compensation
					Awards		Payouts

Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compensation ($)

W.R. MacNeill(1) Chairman	2001	135,000	Nil	Nil	200,000	Nil	Nil	720

	2000	135,000	Nil	Nil	111,000	Nil	Nil	740

	1999	135,000	Nil	Nil	289,000	Nil	Nil	765

A.E. Hillier Vice Chairman CEO, CFO	2001	135,000	Nil	Nil	200,000	Nil	Nil	720

	2000	123,000	Nil	Nil	Nil	Nil	Nil	738

	2000	123,000	Nil	Nil	200,000	Nil	Nil	759

	1999	123,000	Nil	Nil	200,000	Nil	Nil	783

A. N. McMillan President	2001	123,000	Nil	Nil	200,000	Nil	Nil	738

	2000	123,000	Nil	Nil	Nil	Nil	Nil	759

	1999	123,000	Nil	Nil	200,000	Nil	Nil	783

B.D. Levesque V.P. Operations(2)	2001	110,000	Nil	Nil	20,000	Nil	Nil	660

	2000	107,110	Nil	Nil	Nil	Nil	Nil	2,997

	1999	108,515	Nil	Nil	50,000	Nil	Nil	3,436

Notes:
(1)	The salary reported for Mr. W. R. MacNeill is the sum of annual management fees paid to BEC International Corporation. Mr. MacNeill and his spouse are the beneficial owners of all of the shares of BEC International Corporation.
(2)	Mr. Levesque assumed the office and responsibilities of Vice-President, Operations effective November 1, 1999 following the retirement of Mr. R.G. Gagnon. Prior to November 1, 1999 Mr. Levesque was the Mine Manager of the Company’s Seabee mine and prior to April, 1998 was the Assistant Mine Manager at the Seabee mine.

OPTIONS GRANTED DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR(1)

Name	Securities Under Options Granted(2) (#)	% of Total Options granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date

W.R. MacNeill	200,000	26%	$0.53	$0.53	Dec. 27, 2011
A.E. Hillier	200,000	26%	$0.53	$0.53	Dec. 27, 2011
A.N. McMillan	200,000	26%	$0.53	$0.53	Dec. 27, 2011
P.E. Olson	50,000	7%	$0.53	$0.53	Dec. 27, 2011
D.B. Levesque	20,000	3%	$0.53	$0.53	Dec. 27, 2011
V.L. Michasiw	20,000	3%	$0.53	$0.53	Dec. 27, 2011

Notes:
(1)	The Corporation has not issued any share appreciation rights. (2) All securities under option are Common Shares.

AGGREGATED OPTIONS EXERCISED DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION VALUES(1)

Name	Securities Acquired On Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at FY-End (#) Exercisable/Unexercisable		Value of Unexercised In-the-Money Options at FY-End ($) Exercisable/Unexercisable

W.R. MacNeill	-	-	600,000	-	3,100	-
A.E. Hillier	-	-	600,000	-	2,000	-
N. McMillan	-	-	600,000	-	2,000	-
B.D. Levesque	-	-	70,000	-	200	-
P.E. Olson	-	-	100,000	-	500	-
V.L. Michasiw	-	-	70,000	-	450	-

Notes:
(1)	The Corporation has not issued any share appreciation rights.

COMPOSITION OF THE COMPENSATION COMMITTEE

The Compensation Committee is composed of Mr. W.R. MacNeill, Mr. R.G. Walker and Mr. J.R. MacNeill. Mr. W.R. MacNeill is the Chairman of the Corporation and Mr. J.R. MacNeill was, prior to February, 1998, the Secretary and Treasurer of the Corporation.

REPORT ON EXECUTIVE COMPENSATION

Compensation for the Chief Executive Officer and President is primarily incentive based including a base salary as cash compensation with the opportunity for bonus cash payments based on corporate performance. This compensation is supplemented with stock options consistent with industry practice.

Other executive officers receive cash compensation at market rates together with stock options consistent with industry practise.

COMPENSATION OF DIRECTORS

The Corporation pays each of its outside directors a yearly stipend of $5,000 as well as $500 per meeting for attendance personally or by telephone conference at directors’ and/or board committee meetings. In addition, all directors are entitled to be reimbursed for expenses incurred in attending board meetings. During the year ended December 31, 2001, the Corporation paid directors’ fees totalling $16,500.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

No director or senior officer or proposed director and none of their associates or affiliates is or has been at any time since January 1, 2001, indebted to the Corporation or its subsidiary.

FINANCIAL STATEMENTS

It is necessary at annual meetings that the shareholders of the Corporation receive and consider the financial statements for the most recently completed fiscal year of the Corporation together with the auditors’ report on such financial statements. Reference is made to the financial statements and auditors’ report with respect to the fiscal year ended December 31, 2001 which accompanies this Information Circular. Receipt and review, at the Meeting, of the auditors’ report and the Corporation’s financial statements will not constitute approval or disapproval of any matters referred to therein.

APPOINTMENT OF AUDITORS

Management of the Corporation recommends the reappointment of KPMG LLP Chartered Accountants as auditors of the Corporation. KPMG LLP Chartered Accountants were first appointed auditors in 1993. The persons named in the enclosed form of proxy intend to vote FOR the reappointment of KPMGLLP Chartered Accountants as auditors of the Corporation, to hold office until the next annual general meeting of the shareholders, at a remuneration to be approved by the Board.

AMENDMENT TO MANAGEMENT STOCK OPTION INCENTIVE PLAN

Subject to shareholder and regulatory approval, the directors of the Corporation have approved an amendment to the Management Stock Option Incentive Plan (the “Plan”) which would increase the number of Common Shares authorized for issuance under the Plan by an additional 1,500,000 Common Shares. If shareholder and regulatory approval is obtained for such amendment, 4,066,000 Common Shares will be reserved for issuance pursuant to the Plan.

In the opinion of management of the Corporation, the increase in the number of Common Shares authorized for issuance under the Plan is necessary to ensure that the Plan will continue to be available to provide an incentive for directors, officers and key employees to directly participate in the Corporation’s growth and development.

The shareholders will be asked at the Meeting to pass an ordinary resolution in the following terms:

“BE IT RESOLVED that

1.	The amendment to the Corporation’s Management Stock Option Incentive Plan (the “Plan”) to increase the number of Common Shares authorized for issuance under the Plan by an additional 1,500,000 Common Shares be and is hereby authorized and approved.

2.	Any director or officer of the Corporation be and is hereby authorized, in the name and on behalf of the Corporation, to execute and deliver all such certificates, documents, deeds, agreements and other instruments, under its corporate seal or otherwise, and to do all such further acts, as such director or officer may consider to be necessary or desirable to give effect to the foregoing.”

Management of the Corporation believes the passing of this ordinary resolution is in the best interests of the Corporation and recommends that the shareholders vote in favour of the resolution.

In order to be effective, the foregoing resolution requires the approval of a majority of the votes cast by the shareholders who vote in respect of such resolution. The persons named in the enclosed form of proxy intend to vote FOR this resolution, unless otherwise directed by the shareholder submitting the proxy.

CORPORATE GOVERNANCE PRACTICES

This statement of corporate governance is made pursuant to the requirements and guidelines (the “Guidelines”) of The Toronto Stock Exchange relating to disclosure of corporate governance practices.

Mandate of the Board

The board of directors (“Board”) has the duty to direct the management of the business and affairs of the Corporation pursuant to the powers vested in it by the Canada Business Corporations Act and by the articles and bylaws of the Corporation, and in accordance with obligations imposed by law generally. The Board delegates authority to the officers of the Corporation and expects management to take responsibility for the implementation of decisions taken by the Board and for all aspects of the day-to-day management of the Corporation’s business.

In furtherance of the discharge of such duties and obligations, the Board, either as an entire body or acting through its committees, is called upon to:

(i)	approve the Corporation’s annual operating and capital budgets, all material acquisitions and divestitures and define the scope of its business activities;
(ii)	ensure that appropriate systems are in place to manage the Corporation’s principal business risks, including financial, environmental, and regulatory risks;
(iii)	monitor and approve the strategic planning process and corporate goals;
(iv)	review the performance of senior officers; and
(v)	monitor and assess the integrity of the Corporation’s internal controls and management information systems.

Board Composition

As of April 11, 2002 five directors comprised the Board; of that number two were outside directors (a director that is not an officer or employee of the Corporation or its affiliates) and who were unrelated (a director independent from management and free from any relationship with the Corporation which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to the best interests of the Corporation, other than arising from shareholding). In determining whether directors were related or unrelated the Board applied the test set forth in the Guidelines.

The Corporation does not have a significant shareholder in the sense of one that is able to exercise a majority of votes for the election of the board of directors. The Chairman of the Board, Chief Executive Officer and President are each a related director.

One of the outside directors provides consulting services to the Corporation on a limited basis at the direction of the Chief Executive Officer.

The Board considers that a board size of 6 members is appropriate for the Corporation and intends to recruit and appoint one additional unrelated director in due course. For 2002/2003, 5 individuals are being nominated for election as directors.

Committees

Executive Committee

The Executive Committee is composed of three directors, namely, the Chairman, the Chief Executive Officer and the President. The Executive Committee has such powers as from time to time are vested in it by the Board.

Audit & Corporate Governance Committee

The Audit & Corporate Governance Committee is composed of the Chief Executive Officer (who is also the Chief Financial Officer and a director) and two unrelated directors. The mandate of the committee in respect of audit matters is to ensure that controls are implemented to safeguard assets, to ensure that financial reporting systems are in place and functioning properly, and to approve the financial statements. The committee meets with the Corporation’s financial management personnel and external auditors as necessary and reviews the Corporation’s annual financial statements prior to their submission to the Board for approval.

In respect of corporate governance matters, the committee adopts and monitors compliance of various corporate government principles and guidelines. The committee also ensures corporate compliance with applicable legislation with respect to the environment, occupational health and safety as well as licensing and permitting.

The Audit & Corporate Governance Committee also assumes responsibility for the approval to engage outside advisors should an individual director request such services.

Compensation Committee

The Compensation Committee is composed of the Chairman and two unrelated directors. The mandate of the committee is to review the senior management organization and reporting structure together with contingency plans in the event of the disability, termination or retirement of key executives. The committee reviews executive compensation philosophy and guidelines and reviews the performance of and compensation paid to all officers. The compensation committee also reviews the remuneration and benefits provided to directors.

Decisions Requiring Board Approval

The Board is responsible for all decisions relating to the Corporation which, by law, cannot be delegated to Board committees or management.

The Board reviews and approves, among other things, the Corporation’s annual budget, debt and equity financings, changes to capital structure, material lease commitments, acquisitions and divestitures and any plan which may significantly change the future direction of the Corporation.

The Chief Executive Officer’s limits of authority are clearly defined although formal position descriptions for the Chief Executive Officer, President and other board members have not been developed, nor has a succession plan been developed.

Director Recruitment and Board Effectiveness

The Board does not have a Nominating Committee. The Board, as a whole, assumes responsibility for these duties.

The Board has not established any formal measures for assessing Board, committee and individual effectiveness.

The Corporation does not have a formal orientation program for new directors, however the necessary and appropriate programs can be readily prepared when required.

Corporate Communications

The Board is responsible for setting overall corporate communications policy. Management is charged with carrying out this policy. Accordingly, the Corporation has appointed certain individuals with specific responsibilities for all corporate communications. These people have access to support professionals such as securities lawyers and regulators in connection with any and all corporate communications. All communications are subject to an approval process. The level of approval depends on the sensitivity of the communications, accordingly the most sensitive transactions, and therefore communication, would receive approvals at the Board level.

Shareholder concerns are addressed by management as they arise. The Corporation’s policy is for senior management to respond to shareholder and investment dealer queries as soon as practicable. Shareholders are free to address concerns to the Corporation by phone, at annual meetings, in written form, or by internet.

OTHER MATTERS

Management of the Corporation knows of no amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice. However, if any matters other than those referred to herein should be presented at the Meeting, the persons named in the enclosed proxy are authorized to vote the shares represented by the proxy in accordance with their best judgement.

DIRECTORS’ APPROVAL

The contents and the sending of this Information Circular have been approved by the Board of Directors.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ William R. MacNeill	/s/ Arnie E. Hillier
Chairman	Vice Chairman, Chief Executive Officer & Chief Financial Officer

Saskatoon, Saskatchewan April 11, 2002