Form 40-F
period 2003-12-31
CLAUDE RESOURCES INC
filed 2004-05-14
CIK 1173924

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 40-F

(Check One)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☑	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For fiscal year ended:	December 31, 2003

Commission file number:	No. 0-49823

CLAUDE RESOURCES INC.
(Exact name of registrant as specified in its charter)

Canada
(Province or other jurisdiction of incorporation or organization)

1040
(Primary standard industrial classification code number)

Not applicable
(I.R.S. employer identification number)

224 4th Avenue South, Suite 200
Saskatoon, Saskatchewan
S7K 5M5 Canada
(306) 668-7505
(Address and telephone number of registrant’s principal executive office)

CT Corporation System
111 Eighth Avenue, 13th Floor, New York, NY 10011, (212) 894-8700
(Name, address and telephone number of agent for service in the United States)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered:

Common Shares	American Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Not Applicable

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Not Applicable

For annual reports, indicate by check mark the information filed with this form:

☑ Annual Information Form	☑ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Common Shares	At December 31, 2003, 58,341,627

Indicate by check mark whether the registrant by filing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the registrant in connection with such rule.

☐ Yes	☑ No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13(d) or 15(d) of the Exchange Act during the proceeding  12 months (or for such shorter period that the registrant has been required to file such reports); and (2) has been subject to such filing requirements in the past 90 days.

☑ Yes	☐ No

DISCLOSURE CONTROLS AND PROCEDURES

A.	Evaluation of Disclosure Controls and Procedures

Claude Resources Inc. (the “Registrant”) maintains disclosure controls and procedures designed to ensure that information required to be disclosed in the Registrant’s filings under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) is recorded, processed, summarized and reported within the time period specified in the rules and forms of the Securities and Exchange Commission (the “SEC”). The Registrant’s Chief Executive Officer and Chief Financial Officer, after having evaluated the effectiveness of the Registrant’s disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by this report have concluded that, as of such date, the Registrant’s disclosure controls and procedures were adequate and effective to ensure that material information relating to the Registrant and its consolidated subsidiaries would be made known to them by others within those entities. However, as recommended by the SEC in its adopting release, the Registrant will continue to periodically evaluate its disclosure controls and procedures and will make modifications from time to time as deemed necessary to ensure that information is recorded, processed, summarized and reported within the time period’s specified in the SEC’s rules and forms.

The Registrant’s management, including the Chief Executive officer and Chief Financial Officer, does not expect that its disclosure controls and procedures or internal controls and procedures will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Registrant have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

B.	Changes in Internal Control Over Financial Reporting

There was no change in the Registrant’s internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

AUDIT COMMITTEE FINANCIAL EXPERT

The Registrant’s Board of Directors has determined that it has at least one audit committee financial expert (as such term is defined in the rules and regulations of the SEC) serving on its Audit Committee. Bob Termuende has been determined to be such audit committee financial expert and is independent (as such term is defined by the American Stock Exchange’s corporate governance standards applicable to the Registrant).

The SEC has indicated that the designation of Bob Termuende as an audit committee financial expert does not make him an “expert” for any purpose, impose on him any duties, obligations or liability that are greater than the duties, obligations or liability imposed on him as a member of the Audit Committee and the Board of Directors in absence of such designation, or affect the duties, obligations or liability of any other member of the Audit Committee or Board of Directors.

CODE OF ETHICS

The Registrant has adopted a Code of Ethics that applies to all directors, officers and employees of the Registrant. A copy of this Code of Ethics can be obtained, free of charge, by contacting the Registrant at (306) 668-7505.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets out the fees billed to the Registrant by KPMG LLP and its affiliates for professional services rendered in each of the years ended December 31, 2002 and 2003. During these years, KPMG LLP was our only external auditor.

	Year Ended December 31,

Category	2003	2002

Audit Fees(1)	$77,731	$82,402
Audit-Related Fees(2)	$13,500	$1,425
Tax Fees(3)	$17,550	$13,050
All Other Fees(4)	$-	$-

Total	$108,781	$96,877

(1)
For professional services rendered by KPMG LLP for the audit and review of the Registrant’s financial statements or services that are normally provided by KPMG LLP in connection with statutory and regulatory filings or engagements.

(2)
For assurance and related services by KPMG LLP that are reasonably related to the performance of the audit or review of the Registrant’s financial statements and are not reported under “Audit Fees” above. These services consisted of: 2003 – assisting the Company in responses from the SEC with regards to initial registration statement; 2002 – due diligence requirements concerning a private placement of common shares.

(3)
For professional services rendered by KPMG LLP in connection with tax compliance, tax advice and tax planning. For both 2003 and 2002 these services consisted of preparation of tax returns and other compliance related matters.

(4)	For services provided by KPMG LLP, other than the services reported under “Audit Fees”, “Audit-Related Fees” and “Tax Fees” above.

AUDIT COMMITTEE’S PRE-APPROVAL POLICIES AND PROCEDURES

The Registrant’s Audit Committee pre-approves all audit services and permitted non-audit services provided to the Registrant by KPMG LLP. The Audit Committee has delegated to the Chair of the Audit Committee, who is independent, the authority to act on behalf of the Audit Committee with respect to the pre-approval of all audit and permitted non-audit services provided by its external auditors from time to time. Any approvals by the Chair are reported to the full Audit Committee at its next meeting. None of the services described in footnotes 2, 3 and 4 under “Principal Accountant Fees and Services” above were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

Please see the section entitled “Derivative Instruments and Hedging Activities” containted in the Registrant’s Management’s Discussion and Analysis from the 2003 Annual Report to Shareholders and Note 15, entitled “Financial Instruments”, contained in the Registrant’s Audited Annual Financial Statements for the year ended December 31, 2003 (both included as exhibits to this annual report on form 40-F).

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

        Registrant has no material contractual obligations.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Registrant has a separately-designated standing audit committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The members of the Audit Committee are Mr. Bob Termuende (Chairman), Jon R. MacNeill and Ronald G. Walker.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.	Undertaking

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the staff of the SEC, and to furnish promptly, when requested to do so by the SEC staff, information relating to the securities in relation to which the obligation to file an annual report on Form 40-F arises or transactions in said securities.

B.	Consent to Service of Process

Concurrently with the filing of this Annual Report on Form 40-F, the Registrant is filing with the SEC an appointment of agent for service of process in the United States on Form F-X.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

CLAUDE RESOURCES INC.

Date:	May 12, 2004	By:	/s/ Neil McMillan

		Name:	Neil McMillan
		Title:	President & Chief Executive Officer

EXHIBIT INDEX

Exhibits	Description

1.	Annual Information Form for the Year Ended December 31, 2003

2.	Management’s Discussion and Analysis from the 2003 Annual Report to Shareholders

3.	Audited Annual Financial Statements for the Year Ended December 31, 2003

4.	Consent Letter from KPMG LLP

5.	Officers’ Certifications Required by Rule 13a-14(a) or Rule 15d-14(a)

6.	Officers’ Certifications Required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code