Form 20-F
period 2004-12-31
CLAUDE RESOURCES INC
filed 2005-06-28
CIK 1173924

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12 (g) OF THE SECURITIES EXCHANGE ACT OF 1934.

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended: December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
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

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of
December 31, 2004: 61,691,707 Common shares.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been

subject to such filing requirements for the past 90 days.	☒ Yes ☐ No

Indicate by check mark which financial statement item the registrant has elected to follow.

☒ Item 17    ☐ Item 18

Index to Exhibits on Page 67

Table of Contents

Claude Resources Inc.
Form 20-F

Page
Statement Regarding Forward-Looking Information			4

Glossary of Terms			5

Part I:

Item 1:	Identity of Directors, Senior Management and Advisors		12

Item 2:	Offer Statistics and Expected Timetable		12

Item 3:	Key Information
	A.	Selected Financial Data	12
	B.	Capitalization and Indebtedness	14
	C.	Reasons for the Offer and Use of Proceeds	14
	D.	Risk Factors	14

Item 4:	Information on the Company
	A.	History and Development of the Company	19
	B.	Business Overview	20
	C.	Organizational Structure	21
	D.	Property, Plants and Equipment	22

Item 5:	Operating and Financial Review and Prospects
	A.	Operating Results	44
	B.	Liquidity and Capital Resources	47
	C.	Research and Development, Patents and Licenses, etc	49
	D.	Trend Information	49
	E.	Off-Balance Sheet Arrangement	50
	F.	Tabular Disclosure of Contractual Obligations	51
	G.	Safe Harbor	51

Item 6:	Directors, Senior Management and Employees
	A.	Directors and Senior Management	51
	B.	Compensation	53
	C.	Board Practices	54
	D.	Employees	54
	E.	Share Ownership	54

Item 7:	Major Shareholders and Related Party Transactions
	A.	Major Shareholders	56
	B.	Related Party Transactions	56
	C.	Interests of Experts and Counsel	57

Item 8:	Financial Information
	A.	Consolidated Statements and Other Financial Information	58
	B.	Significant Changes	58

Item 9:	The Offer and Listing
	A.	Offer and Listing Details	58
	B.	Plan of Distribution	58
	C.	Markets	58
	D.	Selling Shareholders	58
	E.	Dilution	59
	F.	Expenses of the Issue	59

Item 10:	Additional Information
	A.	Share Capital	59
	B.	Memorandum and Articles of Association	59
	C.	Material Contracts	59
	D.	Exchange Controls	59
	E.	Taxation	60
	F.	Dividends and Paying Agents	64
	G.	Statement by Experts	64
	H.	Documents on Display	64
	I.	Subsidiary Information	64

Item 11:	Quantitative and Qualitative Disclosures About Market Risk		64

Item 12:	Description of Securities Other Than Equity Securities		65

Part II:

Item 13:	Defaults, Dividend Arrearages and Delinquencies		65

Item 14:	Material Modifications to the Rights of Securities Holders and Use of Proceeds		65

Item 15:	Controls and Procedures		65

Item 16A:	Audit Committee Financial Expert		66

Item 16B:	Code of Ethics		66

Item 16C:	Principal Accountant Fees and Services		66

Item 16D:	Exemption from the Listing Standards for Audit Committees		66

Item 16E:	Purchases of Equity Securities by the Issues and Affiliated Purchases		66

Part III:

Item 17:	Financial Statements		66

Item 18:	Financial Statements		66

Item 19:	Exhibits		67

STATEMENT REGARDING FORWARD-LOOKING INFORMATION

Certain statements in this Annual Report under the captions “Risk Factors”, “Business Overview”, “Operating and Financial Review and Prospects” and “Quantitative and Qualitative Disclosures about Market Risk” and elsewhere in this Annual Report and the documents incorporated herein by reference constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Some forward-looking statements may be identified by such terms as “believes”, “anticipates”, “intends”, or “expects”. These forward-looking statements are based on the Claude Resources Inc.’s (the Company’s) current expectations and projections about future events and financial trends affecting the financial condition of its business and the industry in which it operates. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company, or industry results to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions; industry capacity; the ability of the Company to implement its business strategy; changes in, or the unintentional failure to comply with,government regulations (especially safety and environmental laws and regulations); changes in the uses of gold; gold and oil and gas price volatility; increased competition; inherent mining and oil and gas production risks; exploration programs not being successful; inability to obtain financing; actual reserves being lower than those estimated; inability to obtain or, cancellation of, government permits; changes to regulations and mining law; increased reclamation obligations; title defects with respect to properties; and foreign currency exchange rate fluctuations.

METRIC EQUIVALENTS

For ease of reference, the following factors for converting metric measurements into imperial equivalents are provided:

To Convert from Metric	To Imperial	Multiply by

Hectares	Acres	2.471
Metres	Feet (ft.)	3.281
Kilometres (km)	Miles	0.621
Tonnes	Tons (2,000 pounds)	1.102
Grams/tonne	Ounces (troy/ton)	0.029

GLOSSARY OF TERMS

S.E.C Industry Guide	National Instrument 43-101

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

Boudinage - a structure common in strongly deformed sedimentary and metamorphic rocks, in which an original continuous competent layer or bed has been stretched, thinned and broken at regular intervals into bodies resembling boudins or sausages.

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

ICA - Investment Canada Act (Canada)

Igneous - a primary type of rock formed by the cooling of molten material.

Indicated Mineral Resource - is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters and to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Inferred Mineral Resource - is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Intrusion; Intrusive - molten rock that is intruded (injected) into spaces that are created by a combination of melting and displacement.

ITA - Income Tax Act (Canada)

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

Mineral Reserve - the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Mineral Resource - a concentration or occurrence of natural, solid, inorganic, or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics, and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

Muck - ore or rock that has been broken by blasting.

Muskeg - a thick deposit of decayed vegetable matter forming swampy areas.

Natural Gas Liquids or NGLs - primarily consist of propane, butane and condensate.

Net Profit Interest - a phrase used to describe a royalty payment made by a producer of metals based on a percentage of revenue from production, less the deduction of the equivalent percentage of costs of commercial production, including exploration, capital and operating costs.

Net Smelter Return Royalty/ NSR Royalty - a phrase used to describe a royalty payment made by a producer of metals based on a percentage of gross metal production from the property, less deduction of certain limited costs including smelting, refining, transportation and insurance costs.

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

Probable Mineral Reserve - the economically mineable part of an indicated, and in some circumstances, a Measured Mineral Resource, demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Proven Mineral Reserve - the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Pulp - a mixture of ground ore and water.

Pyrite - an iron sulphide mineral (FeS2), the most common naturally occurring sulphide mineral.

Pyrrhotite - a bronze-colored, often magnetic iron sulphide mineral.

Raise - a vertical or inclined underground working that has been excavated from the bottom upward.

Qualified Person - an individual who is an engineer or geoscientist with at least five (5) years of experience in mineral exploration, mine development, mine operation, project assessment or any combination of these; has experience relevant to the subject matter of the mineral project and technical report; and is a member in good standing of a professional association.

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

Part I

Item 1. Identity of Directors, Senior Management and Advisers

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

Item 2. Offer Statistics and Expected Timetable

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

Item 3. Key Information

A.    Selected Financial Data

The following table summarizes selected consolidated financial data for the Company (stated in thousands of Canadian dollars, except per share amounts) prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The table also summarizes certain corresponding information prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”). The information in the table was extracted from the more detailed consolidated financial statements for the years presented. Information for the 2002 through 2004 financial years should be read in conjunction with the consolidated financial statements of the Company included in this annual report and with the information appearing under the heading Item 5 - “Operating and Financial Review and Prospects”. Reference is made to Note 21 of the December 31, 2004 consolidated financial statements of the Company included herein for a discussion of the material differences between Canadian GAAP and U.S. GAAP, and their effect on the Company’s financial position and results of operations.

	2004	2003*	2002*	2001	2000
	Canadian Dollar Thousands
	(except number of common shares and per share amounts)

Revenue	32,215	35,175	27,406	28,548	33,466
Net earnings (loss) from operations	(598)	1,798	(1,911)	(2,227)	2,848
Net earnings (loss)
Canadian GAAP	(598)	1,798	(1,911)	(2,227)	(48,759)
U.S. GAAP	(4,309)	1,426	(3,041)	(1,697)	(25,615)
Wtd. Average Shares Outstanding	59,768,983	53,850,694	46,919,331	40,622,346	38,963,975
Share Capital
Canadian GAAP	43,966	38,850	24,525	18,362	56,893
U.S. GAAP	97,668	93,036	94,080	79,899	73,736

* Effective January 1, 2004, the Company adopted the new Handbook Section 3870, “Stock-based Compensation and other Stock-based Payments”. This section requires that a fair-value based method of accounting be applied for all stock-based compensation plans. The Company adopted the fair-value method of accounting for employee stock options and other stock-based payments with retroactive reinstatement to January 1, 2002.

Earnings (loss) per share(1)
Canadian GAAP	(0.01)	0.03	(0.04)	(0.05)	(1.25)
U.S. GAAP	(0.07)	0.03	(0.06)	(0.04)	(0.66)
Total Assets
Canadian GAAP	64,901	51,817	34,813	28,670	30,973
U.S. GAAP	59,857	48,885	32,718	27,421	29,644
Liabilities
Canadian GAAP	15,042	6,581	5,621	4,034	5,579
U.S. GAAP	15,443	6,589	6,926	5,116	6,716
Net Assets
Canadian GAAP	49,859	45,236	29,192	24,636	25,394
U.S. GAAP	44,414	42,296	25,792	22,305	22,928

(1) No material difference between basic and diluted amounts.

Exchange Rate Data

Unless otherwise indicated, all monetary references herein are denominated in Canadian dollars.

The following table sets forth the average rates of exchange for one U.S. dollar expressed in terms of Canadian dollars in effect on the last day of the month in each of the last five years, and the range of high and low exchange rates for such periods:

	For the Years ended December 31,

	2004	2003	2002	2001	2000

Average ($)	1.30	1.40	1.57	1.55	1.49
High ($)	1.40	1.57	1.62	1.60	1.43
Low ($)	1.18	1.29	1.50	1.49	1.44
Year End Rate ($)	1.20	1.29	1.58	1.59	1.56

The following table sets forth the high and low exchange rates for one U.S. dollar expressed in terms of Canadian dollars for each of the last six months:

	For the Periods ended

	May	April	March	February	January	December
	2005	2005	2005	2005	2005	2004

High for the month ($)	1.27	1.26	1.25	1.26	1.24	1.24
Low for the month ($)	1.24	1.21	1.20	1.23	1.20	1.19

Exchange rates are based upon the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York. As of May 31, 2005, the noon buying rate, as quoted by the Federal Reserve Bank of New York was CDN$/US$ 1.2510.

B.	Capitalization and Indebtedness

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

C.	Reasons for the Offer and Use of Proceeds

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

D.	Risk Factors

An investment in the common shares of the Company must be considered speculative due to the nature of the Company’s business and the present stage of exploration and development of its mineral deposit properties. In addition to the other information contained in the Company’s 2004 annual report, the following risk factors should be considered in evaluating the Company.

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

Non-Operator Status of Oil and Gas Properties

All of the Company’s oil and gas properties in Alberta are operated by others. Accordingly, the Company has little or no control over the operation of these assets. The Company relies on the operators to ensure they are following best industry practices and thereby mitigating potential risks. The risk factors found in the Company’s oil and gas properties are similar to those found for its gold assets. These include, inherent exploration and operating risks, volatility of crude oil and natural gas prices, fluctuations in the U.S. dollar vs. Canadian dollar exchange rate, environmental regulation and risk, uncertainty of reserve and resource estimates, governmental regulations, competition and insurance risks.

Persistent Low Gold Prices Could Cause Mine Operations to be Suspended or Shutdown and Negatively Affect the Company’s Profitability

Gold prices may fluctuate widely and are affected by numerous industry factors, such as demand for precious metals; forward selling by producers; central bank sales and purchases of gold. Moreover, gold prices are also affected by macro-economic factors such as expectations for inflation, interest rates, currency exchange rates and global or regional political and economic situations. The current demand for and supply of gold affects gold prices, but not necessarily in the same manner as current demand and supply affect the prices of other commodities. The potential supply of gold consists of new mine production plus existing stocks of bullion and fabricated gold held by governments, financial institutions, industrial organizations and individuals.. The price of gold has fluctuated in recent years. During the year ended December 31, 2004, the market price for gold ranged from a low of U.S. $375 to a high of U.S. $453 with an average price of U.S. $410.

Any significant drop in the price of gold adversely impacts the Company’s revenues, profitability and cash flows. Also, sustained low gold prices could:

1.	Reduce production revenues as a result cutbacks caused by the cessation of mining operations involving deposits or portions of deposits that have become uneconomic at the prevailing price of gold;
2.	Cause the stoppage or deferral of new mining projects;
3.	Decrease the amount of capital available for exploration activities;
4.	Reduce existing reserves by removing ore from reserves that cannot be economically mined at prevailing prices; and/or,
5.	Cause the write-off of an asset whose value is impaired by the low price of gold.

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

Unfavorable Government Regulatory Changes may Cause Reduced Profitability or Cessation of Mining Operations and Exploration Activities

The Company’s mining and exploration operations are affected to varying degrees by government regulations relating to mining operations, the acquisition of land, pollution control and environmental protection, safety, production and expropriation of property. Currently, all of the Company’s properties are subject to the jurisdiction of the federal laws of Canada, the provincial laws of Manitoba, Alberta, Saskatchewan, and Ontario as well as local laws where they are located. Changes in these regulations or in their application are beyond the control of the Company and may adversely affect its operations, business and results of operations. Failure to comply with the conditions set out in any permit or failure to comply with the applicable statutes and regulations may result in orders to cease or curtail operations or to install additional equipment.

Operations may also be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, foreign exchange controls, income taxes, expropriation of property, environmental and mine safety legislation.

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

The Company has estimated the total obligations associated with the retirement of the Seabee, Madsen and Tartan properties at December 31, 2004 to be $3.4 million.

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

Inability to Raise Required Funding Could Cause Deferral of Projects and/or Dilution of Property Interests

As of December 31, 2004, the Company had bank indebtedness of approximately $0.3 million and working capital of $9.3 million. The Company’s ability to continue its production, exploration (Management estimates that $2.0-$2.5 million is the annual expenditure required to fulfill the Company’s intended exploration programs) and development activities depends in part on its ability to generate revenues from its operations or to obtain financing through joint ventures, debt financing, equity financing, and production sharing arrangements or other means.There can be no assurance that the Company will generate sufficient revenues from its operations to meet its obligations as they become due or to obtain financing on acceptable terms, if at all.

At the end of Fiscal 2004 (December 31st), the Company had a net loss of approximately $0.6 million; at the end of Fiscal 2003 (December 31st), the Company had net earnings of approximately $1.8 million; at the end of Fiscal 2002 (December 31st), the Company had a net loss of approximately $1.9 million.

The failure of the Company to meet its ongoing obligations on a timely basis could result in the loss or substantial dilution of its interest (as existing or as proposed to be acquired) in its properties.

Negative Market Response to Potential Shareholder Dilution Could Impact Share Price and New Equity Issues

As of December 31, 2004, there were employee options outstanding to purchase 2,660,000 common shares and 2,400,033 share purchase warrants outstanding. These options and warrants, if fully exercised, would constitute approximately 7.6% of the Company’s resulting share capital. The exercise of such options or warrants and the subsequent resale of such shares in the public market could adversely affect the prevailing share market price and the Company’s ability to raise equity capital in the future at a time and price which it deems appropriate. The Company may also enter into commitments in the future which would require the issuance of additional common shares and the Company may grant additional share purchase warrants and stock options. Any share issuances from the Company’s treasury will result in immediate dilution to existing shareholders.

Industry Competition may Hinder the Company’s Growth or Profitability

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

Title to Company Properties could be Challenged with Potential Loss of Ownership

Acquisition of title to mineral properties is a very detailed and time-consuming process. The Company has investigated title to all of its mineral claims and has obtained title opinions with respect to its most significant properties and, to the best of its knowledge, titles to all properties are in good standing. For the Madsen properties, the Company has searched title records for any and all encumbrances. For the Seabee Property, the Company has examined disposition search abstracts from the Saskatchewan Department of Industry and Resources, made inquiries to Saskatchewan Industry and Resources, reviewed lease files at Saskatchewan Industry and Resources, and received confirmation from Saskatchewan Environment.

Nevertheless, the title to the Company’s properties could be challenged or impugned. The properties may have been acquired in error from parties who did not possess transferable title, may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects. Loss of title to any of the Company’s properties could have a negative affect on the Company’s results of operations. Additionally, any challenge to title, whether or not successful, could result in diversion Company resources and adversely affect the Company’s results of operations.

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

The Company has financed certain mining exploration activities primarily through the issuance of equity, including flow-through shares. As a result of flow-through shares agreements entered into in 2004, the Company is required to expend $3.2 million in qualifying Canadian Exploration Expenses, as defined by the ITA, prior to December 31, 2005.

Under the ITA, companies are permitted to issue flow-through shares pursuant to a written agreement under which the issuer agrees to incur certain eligible Canadian exploration expenses within the time frame specified in the agreement (generally, 12 to 24 months) and to flow-through or “renounce” the related tax deduction to the investor. The proceeds from the issuance of flow-through shares must be expended on “qualifying expenditures,” which are related to mineral exploration in Canada.

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

Although the Company believes it will make the qualifying expenditures and renounce the related tax deduction for the benefit of the purchasers of its flowthrough shares, there can be no assurance that the Company will make the qualifying expenditures or renounce such deductions in a timely manner. The failure to make the qualifying expenditures or to renounce such deductions in a timely manner could have a material adverse effect on the Company’s business or its ability to raise additional financing through the issuance of flow-through shares.

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

Claude Resources Inc. was incorporated as a private corporation under the Canada Business Corporations Act (the “CBCA”) on March 26, 1980 and was converted to a public company by Articles of Amendment dated September 16, 1980. The Articles of the Company were restated by Restated Articles of Incorporation dated November 14, 1988. Articles of Reorganization dated November 8, 1993 were filed by the Company pursuant to the CBCA, which resulted in all then issued and outstanding 7.5% Convertible Redeemable First Preferred Shares, Series I in the capital of the Company being converted into Common Shares. By Articles of Amendment dated October 23, 1996, the Company’s Articles were amended to give the directors the ability to appoint additional directors to the board, not to exceed one-third of the number of directors elected at the previous annual meeting of shareholders.

During 1998, the Company acquired 100% of the issued and outstanding common shares of Madsen Gold Corp. ("Madsen") pursuant to a take-over bid offer made by the Company on March 13, 1998 (the "Take-over Offer").

During 1998, the Company also acquired all of the outstanding shares of 3377474 Canada Inc., owner of the mineral property, mill and equipment related to the Tartan Lake gold mine.

The Company amalgamated, effective January 1, 2000, with its subsidiaries Madsen Gold Corp. and 3377474 Canada Inc. The amalgamated company continues to carry on business under the name Claude Resources Inc. Prior to the amalgamation, the Company dissolved three of its remaining subsidiaries. The subsidiaries dissolved were Centaur Mining Contractors Corp., Jael Explorations Limited (“Jael”) and RSGM Exploration Limited (“RSGM”), both Jael and RSGM were wholly-owned subsidiaries of Madsen. Following dissolution, the remaining assets of these subsidiaries were transferred to the Company. The amalgamation and dissolutions were intended to reduce the administrative and corporate governance requirements and expense associated with maintaining a number of different corporations.

The registered office of the Company is located at 1500, 410 - 22nd Street East, Saskatoon, Saskatchewan S7K 5T6. Its principal executive office is located at 200, 224 - 4th Avenue South, Saskatoon, Saskatchewan S7K 5M5, Telephone: (306)668-7505.

During the last three years ended December 31, 2004, the Company spent approximately $40.9 million on principal capital expenditures related to its properties, plant and equipment including $15.3 million spent during the year ended December 31, 2004. Details of these principal capital expenditures are set forth in the table below:

	2004	2003	2002
	Canadian Dollar Thousands
Mineral Properties

Mine development	8,566	5,926	5,749
Exploration expenditures	3,744	2,022	1,419
Plant and equipment additions	1,020	10,960	1,012
	13,330	14,864	8,180
Oil & Gas Properties

Property acquisition and drilling costs	1,130	584	203
Gas plant & production equipment	834	1,244	527
	1,964	1,828	730

Total Capital Expenditures	15,294	16,692	8,910

Further details concerning the principal capital expenditures currently in progress are set forth under the Company’s description of each project under 4D. “Property, Plants and Equipment”.

B.    Business Overview

The Company is engaged in the acquisition, exploration, and development of precious metal properties, the acquisition and development of oil and gas properties, and the production and marketing of minerals and the production of oil, NGLs and natural gas. The majority of Claude's mineral properties are in northern Saskatchewan, northern Manitoba and northwestern Ontario. The majority of Claude’s oil and gas properties are in Alberta, with some property interests in southeastern Saskatchewan.

Claude Resources is the sole owner and operator of the Seabee mine located 125 kilometres northeast of LaRonge, Saskatchewan. This operation has been in production since December 1991 producing nearly 675,000 ounces of gold to December 31, 2004.

In 2004, gold sales from the Seabee mine were approximately 41,200 ounces compared to 50,800 ounces in 2003 and 41,500 ounces in 2002.

For the last three fiscal years ended December 31, 2004, gold sales accounted for 70%, 73% and 74% of the Company’s revenues while oil, liquids and gas sales accounted for 30%, 27% and 26%.

During 1998, the Company acquired all the issued and outstanding share capital of Madsen Gold Corp. which owned the Madsen mine and properties located in the Red Lake district of northwestern Ontario.

In December 2000, Claude entered into an option/joint venture agreement with Placer Dome (“Placer”) whereby Placer could earn a 55% interest in the Madsen project by spending $8.2 million within three years and delivering a positive feasibility study by the end of 2005. This option agreement was amended effective January 1, 2002 to provide Placer until the end of 2006 to earn a 55% working interest in the Madsen properties under the same terms and conditions as described above. By December 31, 2004, Placer had met its exploration expenditure requirement of $8.2 million. Placer’s remaining obligation to vest in the Madsen Joint Venture is to deliver a bankable feasibility study by the end of 2006.

The Company, through its wholly-owned subsidiary, 574095 Alberta Ltd. (“574095”), operated by others, owns and administers its oil, natural gas liquids & gas property interests in Alberta. These properties, combined with oil interests in southeastern Saskatchewan, produced 90,900 barrels of oil and liquids (2003 - 91,200 barrels; 2002 - 83,200 barrels) and 796,000 MCF of gas (2003 - 800,000 MCF; 2002 - 886,200 MCF) in 2004.

A description of the Company’s properties and its operations at certain properties is found under 4D. “Property, Plants and Equipment”.

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

A statement regarding the Company’s competitive position is disclosed in Item 3 - “Key Information”, under “Industry Competition may Hinder Corporate Growth” of the section titled “Risk Factors”.

A description of the material effects of government regulations on the Company’s business is disclosed in Item 3 -“Key Information”, under “Unfavorable Government Regulatory Changes may Cause Cessation of Mining Operations and Exploration Activities” and “Stricter Government Environmental Policies may Materially Affect Operating Results and/or Delay Projects” in the section titled “Risk Factors”.

C.    Organizational Structure

The following chart illustrates Claude's subsidiaries, together with the jurisdiction of incorporation of each Company and the percentage of voting securities held:

D.    Property, Plants and Equipment

Mineral Properties

The Company’s mineral property portfolio includes Seabee, a producing gold mine, and a portfolio of exploration properties in Canada, most of which are located in the Provinces of Saskatchewan, Manitoba and Ontario. The Company has assembled the majority of its property portfolio around three areas - the Seabee mine in Saskatchewan, the formerly producing Tartan Lake mine in Manitoba and the formerly producing Madsen mine in Ontario. At each of the three sites, Claude owns a mill and equipment that could potentially be used to process ore from any economic ore body found within the portfolio of properties clustered around it; either by relocating the mill and equipment to the economic ore body or by transporting the ore to the current mill site. At the present time, only the Seabee mine contains an economic body of ore and is producing gold. The other two properties are at the exploration stage and the mills and equipment are presently shutdown and not in operation.

CLAUDE ASSET LOCATIONS

Except for the Seabee mine, all of the Company’s mineral properties are at the exploration stage and do not contain any proven ore bodies. Among the Company’s exploration projects, several are considered “core projects” and will receive the majority of the Company’s exploration budget and focus for the foreseeable future.

SEABEE MINE AND SURROUNDING PROPERTY

The Seabee mine is located at Laonil Lake, Saskatchewan, approximately 125 kilometres northeast of the town of La Ronge. Claude commenced commercial production at the mine in December, 1991. Since start-up, the mine has produced nearly 675,000 ounces of gold including 41,200 ounces sold in 2004.

SEABEE AREA

Property Description and Access

The Seabee mine produces gold from two different but contiguous properties. The original ten quartz claims covering the mine site were consolidated into a single mineral lease (ML 5519) of approximately 201 hectares granted by the Crown on November 25, 1999. In November 1994, the Company entered into an option agreement to acquire a 100% working interest, subject to a 30% Net Profits Interest, in the surrounding Currie Rose property. After fulfilling the conditions in the option agreement and obtaining a 100% interest in the property, a portion of the claims were converted to a mineral lease (ML 5520) on January 1, 1999. The mining leases were renegotiated with the Province of Saskatchewan in June of 2002 and expire in 2025.

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

Access to the minesite is by fixed wing aircraft from La Ronge or Flin Flon to a 1,280 metre airstrip located on the property. Equipment and bulky or heavier supplies are trucked to the site via a 60 kilometre winter road from Brabant Lake on Highway 102. The winter road is typically in use from January through March.

The Seabee operation directly supports a workforce of 160 employees with permanent camp facilities. Electrical power is provided by a transmission line to the mine by the provincial power authority while backup power is provided by diesel generators.

Property Royalties

The Company has a 100% interest in both the Seabee and Currie Rose properties. However, production from the Currie Rose is subject to a 30% Net Profits Interest (NPI) in favor of Currie Rose for the first $1,000,000 of profits received by Claude from the property in a fiscal year, which is reduced to a 25% NPI for any additional profits received by Claude during that fiscal year. Prior to Currie Rose receiving any of the NPI, Claude is entitled to first recover from the NPI the Currie Rose portion of capital, development and operating costs related to the production of that ore. Claude is also entitled to subtract the interest on Currie Rose’s operating costs which is charged at prime plus 1.5% based upon the previous month’s outstanding balance. As at December 31, 2004, the cumulative deficiency of Currie Rose's share of these capital and operating costs totaled approximately $9.2 million. Since commencing commercial gold production, a total of 582,677 tonnes of ore have been processed from the Currie Rose property, from which a total of 120,306 ounces of gold have been recovered.

In 2004, the Company sold a production royalty, on both the Seabee and Currie Rose properties, to Red Mile Resources No. 3 Limited Partnership (“Red Mile”) for approximately $7.1 million. As part of the transaction, approximately $7.0 million of the sales price was deposited with a financial institution and has been pledged to secure the Company’s obligations under the royalty arrangement. During the term of the agreement, up to 10 years, any royalty obligation will be paid from amounts deposited with the financial institution. In certain circumstances, but in no event later than December 2014, the Company has the right to repurchase the royalty interest at no greater than its fair market value at the time of repurchase. The repurchase price will be paid from the balance on deposit with the financial institution. Annual royalties, dependent upon sales volume, will be payable at rates ranging from $1.00 to $24.53 per ounce. In addition to the royalty, the Company has granted a net profits interest (“NPI”) for the years 2011 to 2014. The NPI ranges from 2.5% to 4.0% payable only when gold prices exceed CDN $800 per ounce. No NPI is payable until the Company recovers capital, development, reserve and interest charges. For the purposes of the NPI, these costs accumulate beginning December 29, 2004.

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

Underground mining is conducted by Centaur Mining Contractors ("Centaur"), a division of Claude Resources Inc. The Company utilizes the shrinkage stope mining method to mine its ore body at the Seabee mine. Shrinkage or shrinkage stoping refers to any mining method in which broken ore is temporarily retained in the stope to provide a working platform and/or to offer temporary support to the stope walls during active mining. Since ore “swells” when broken (blasted ore increases its occupied volume by approximately 70%), it is necessary to shrink the muck pile a corresponding amount by drawing some of the broken ore out as the stope is advanced upward.

The illustration below describes the general approach to shrinkage stoping:

The Company maintains a fleet of underground and surface equipment including 3 and 2 boom jumbos, scooptrams, ore trucks, personnel carriers, loaders, dozers and rock trucks. Most of the equipment is 10 to 15 years old and is rebuilt as required, or, if necessary, traded in on newer equipment.

The zones currently being mined are accessed by a 3.4 by 4.5 metre ramp to the 730 metre level. Mining efforts are currently being focused on the 2b and 2c zones at depth and the 161 and 162 structures on the 395 to 495 levels. The shaft and hoisting facility, commissioned in the fourth quarter of 1997 (with an extension to the 700 level commissioned in November, 2003), provides ore and waste transport to surface as deep as the 700 metre level. Approximately 850 tonnes per day of ore and waste are moved to the ore and waste pass system and hoisted to surface with the ore then conveyed to the mill. The milling capacity of the Seabee mill was increased in 1997 to its current processing capability that exceeds 750 tonnes per day. The mill process consists of a three stage crushing circuit, a two stage grinding circuit, followed by cyanide leaching. The leached gold is collected in a carbon-in-pulp circuit, stripped using mild caustic and collected on stainless steel mesh cathodes by electrowinning. The product from electrowinning is refined into dore bars in a bullion furnace. Power is supplied by line from Saskatchewan Power Corporation’s provincial power grid.

The following table details the operations data of the Seabee mine and mill for the last 5 years:

Seabee Mine Operating Data
	2004	2003	2002	2001	2000

Ore Milled (tonnes)	186,900	208,900	201,900	274,800	237,500
Ore Grade (grams per tonne)	7.15	7.95	6.59	6.13	8.58
Mill Recoveries (%)	95.2	94.7	93.7	88.8	87.9
Gold Sales (ounces)	41,200	50,800	41,500	46,300	58,300
Cash Cost (U.S.$/ounce)*	$297	$253	$246	$221	$190

* The Company reports its operating, depreciation and depletion costs on a per-ounce basis based on uniform standards developed by the Gold Institute. Management uses this measure to analyze the profitability, compared to average realized gold prices, of the Seabee mine. When evaluating this profitability measure investors should be aware that no provision has been made for exploration or development costs and the above measures may not be comparable to similarly titled measures of other companies. A reconciliation to the cash costs in the above table is provided below:

Consolidated Total Cash Costs
Per Gold Ounce Sold

Years ended December 31,
	2004	2003	2002	2001	2000
	U.S. Dollars

Direct mining cost	$297	$253	$246	$221	$190
Other	-	-	-	-	-
Cash operating costs	$297	$253	$246	$221	$190

Less: Royalties	-	-	-	-	-
Total cash costs	$297	$253	$246	$221	$190

Gold ounces sold	41,200	50,800	41,500	46,300	58,300
Mine operating costs
(U.S. $ millions)	$12.2	$12.8	$10.3	$10.2	$11.1
(CDN $ millions)	$15.9	$18.0	$16.1	$15.8	$16.4

Readers are cautioned that the above measures may not be comparable to other similarly titled measures of other companies should these companies not follow Gold Institute Standards.

Since commencement of production in 1991, the mill has processed more than 2.7 million tonnes of ore at an average head grade of 8.2 grams per tonne producing 661,759 ounces of gold to December 31, 2004.

Seabee mine - Currie Rose

Claude's 11,000 acre (4,500 hectare) Currie Rose property surrounds the Seabee property with most of the ground under disposition lying to the west, north and east. In 1994, Claude entered into an option agreement with Currie Rose Resources Inc., a non-affiliated public company traded on the TSX Venture Exchange. The Company has earned a 100% interest in the Currie Rose property subject to a 30% Net Profits Interest (NPI) in favour of Currie Rose Resources. See “ Property Royalties” on page 24, for further detail.

Geology

The geology of Currie Rose is largely similar to that prevailing at Seabee as described above, as the Laonil Lake Intrusive Complex underlies much of the property. Outside the core of the property, the Laonil Lake Intrusive Complex is flanked by a volcanic-sedimentary rock sequence. Limited drilling in these volcanics has returned anomalous gold values. As reported above, gold-bearing shears traverse this sequence. The West Porky discovery indicates that gold does occur in concentrations sufficient to warrant follow-up. See “Recent Exploration Results” on pages 28-29.

Property History

The Currie Rose property was originally staked by prospector David Partridge in 1980 to cover gold occurrences discovered by his father, Eric Partridge, during the mid 1960s and early 1970s. The property was optioned to Currie Rose the same year and purchased outright by Currie Rose in 1983. Currie Rose conducted exploration on the property from 1980 to 1984 before optioning the property to Placer Development Limited. Placer and its successor company Placer Dome Inc. were the exploration operators from 1981 to 1990. Approximately $2.6 million was spent on various exploration activities on the property.

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

In 2001, Claude explored six more remote target areas with a program that involved 42 holes that totaled 5,037 metres of diamond drilling. Testing splays and parallel structures, this drilling encountered only nominally anomalous gold values within variably sheared host rocks. Target areas included the Scoop, Porky, Herb, Pine, East and West Bird Lakes.

In 2002, Claude focused its attention on a laterally extensive geochemical soil anomaly on the west shore of Porky Lake and on a series of quartz-bearing shear structures north and east of the No. 5 ramp access. Porky Lake lies three kilometres north of the Seabee mine. The Porky Main and West Zones are located in or close to the hinge area of the regional Porky Lake anticline. Mineralization is hosted by shear zones near the contact between mafic metavolcanic rocks and underlying feldspathic arenite. Both lithologies are extensively altered and quartz flooded. Eighteen holes totaling 3,355 metres targeted the former and 31 holes totaling 6,743 metres targeted the latter. The Porky Lake drilling resulted in the discovery of the West Porky zone, a ‘calc-silicate’ second order shear structure that returned gold grades in the 3-15 grams per tonne range over widths from one to three metres. Additional drilling east of the No. 5 mine access produced isolated high gold values over narrow widths.

Drilling in 2003 on the West Porky zone had as its goal, the delineation of this mineralized structure to depth and along strike. The program consisted of 28 holes totaling 5,775 metres on 50-metre centres on the main zone. An additional 13 holes totaling 2,913 metres tested the structure’s potential along strike to the west. This drilling resulted in the discovery of an arenite-hosted high-grade lens named the west zone. Follow-up induced polarization geophysical surveys suggest the Porky Lake mineralized system is more pervasive than previously imagined with greater continuity of the associated sulfide phases.

Recent Exploration Results

Drilling in 2004 in the Porky Main Zone consisted of 22 in-fill holes totaling 3,047 metres. The holes were collared on a grid of approximately 25 by 25 metres. Based on these and previously drilled holes, a resource estimation has identified 160,000 tonnes grading 7.50 grams per tonne (gpt) in the Indicated Mineral Resource category with an additional 70,000 tonnes grading 10.43 gpt in the Inferred Mineral Resource category. This resource estimation was done using the sectional method, with a 3.0 gpt cut-off grade and a 42.5 gpt cutting factor.

The Porky West Zone is located approximately 1.5 kilometres northwest of the Porky Main Zone, in the Northwest limb of the Porky Lake anticline. Mineralization in this structure is similar to that in the Main Zone, but is mainly hosted in the feldspathic arenite. Thirty-one delineation holes totaling 5,027 metres were drilled in 2004 on the West Zone, also on a grid of approximately 25 by 25 metres. Using a cut-off grade of 3.0 gpt and a 30 gpt cutting factor and sectional method, the West Zone is estimated to contain a total of 90,000 tonnes grading 7.33 gpt in the Indicated Mineral Resource category, and an additional 130,000 tonnes grading 5.00 gpt in the Inferred Mineral Resource category. The zone is open along strike further to the northwest as indicated by surface exploration that has returned high-grade grab samples.

A 6.8 kilometre all-weather road has been constructed between the Porky Lake West Zone and the Seabee mill. Environmental sampling and evaluation for bulk sampling on the zones have been completed. Application for bulk sampling for the two zones has been filed with the regulatory government agencies. Permitting is expected to be granted with a bulk sample portal planned to start in the 2nd quarter of 2005.

In addition to the delineation drills in the Main and West Zones, 25 exploratory holes totaling 5,710 metres were drilled on the eastern limb of the Porky Lake anticline, also targeting the contact between the mafic metavolcanic rocks and feldspathic arenite. This phase of the drill program identified a wide mineralized corridor (10 to 20 metres) that routinely returned assays of 1 to 2 gpt. Within this corridor and associated with carbonate and chloritic alteration, drilling returned multiple high-grade sulfide-quartz vein intercepts, up to 31.87 gpt over 6.3 metres.

The core from this program was logged and split at the Company's core logging facility at the Seabee mine. Assaying has been done by TSL Laboratories of Saskatoon with random checks of pulps and rejects performed by Chemex Labs of Vancouver. All core intervals have been fire assayed with a gravimetric finish, with samples that assayed greater than 10 grams per tonne checked by a total metallics assay.

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

The major portion of the Proven and Probable Reserves occur within the well-defined shoots currently being mined. The following mining and economic factors are well established and have been applied to those resources which have then been converted to Proven and Probable Reserves.

A block cut off grade of 4.10 grams per tonne is applied to reserves. This is the current break-even grade following the application of dilution, mining losses and mill recovery. It may be necessary on occasion to mine and haul lower grade ore to access reserves, but if this lower grade material averages greater than 4.10 grams per tonne, it is stockpiled for blending. Similarly, ore grading higher than 4.10 grams per tonne that is already broken will be hauled and processed.

The walls within the stopes at the mine are supported by rock bolts prior to the ore being pulled to minimize external dilution, which is currently estimated to average 10% at zero grade.

The use of a remotely operated scoop to empty highwalls from within the stopes keeps average mining losses to an estimated 3%.

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

As reported by Daniel C. Leroux, B.SC., P.GEO. of A.C.A. Howe in his report dated February 1, 2005, the Proven and Probable Reserves at the Seabee mine and the Currie Rose Sector are as follows:

Seabee mine:

Proven Mineral Reserves:	357,700 tonnes @ 6.27 grams per tonne
Probable Mineral Reserves:	315,250 tonnes @ 7.50 grams per tonne

Currie Rose Sector:

Proven Mineral Reserves:	42,788 tonnes @ 7.18 grams per tonne
Probable Mineral Reserves:	16,975 tonnes @ 8.00 grams per tonne

Total Proven plus Probable Mineral Reserves: 732,713 tonnes @ 6.89 grams per tonne

For the above table of reserves, the following mining and economic factors have been applied to those resources:

(a)	A block cut-off grade of 4.10 grams per tonne is applied to resources. This is the break-even grade at a gold price of U.S. $450 following the application of dilution, mining losses and mill recovery;
(b)	External dilution is estimated to average 10% at zero grade;
(c)	Average mining losses are estimated at 3%;
(d)	A Specific Gravity of 2.8 is utilized in tonnage estimates on the less sulphide rich zones.

The following table details the Seabee mine’s total Mineable Reserves for the last 3 fiscal years as calculated by A.C.A. Howe using a long-term gold price of U.S. $450 per ounce in 2004, U.S. $375 per ounce in 2003 and U.S. $343 per ounce in 2002:

	2004 Tonnes	2004 Grade g/tonne	2004 Gold Ounces	2003 Tonnes	2003 Grade g/tonne	2003 Gold Ounces	2002 Tonnes	2002 Grade g/tonne	2002 Gold Ounces

Proven	400,500	6.37	82,000	187,400	7.72	46,500	284,600	7.63	69,800
Probable	332,200	7.53	80,400	487,300	7.39	115,800	376,600	8.33	100,900
Total Mineral Reserves	732,700	6.89	162,400	674,700	7.48	162,300	661,200	8.03	170,700

The areas of the mine being worked currently are primarily in the eastern portion of the Seabee sector. At Seabee, the 395 haulage and 730 level decline is being driven to access newly defined zones in the area.

Seabee/Currie Rose Future Work Programs

Mine production during 2004 originated from the 2b and 2c sections of the mine between the 500 metre and 600 metre levels. The Company developed these levels as well as the 161 and 162 zones at the 395 to 495 levels. Both are new structures. During 2005, mining will continue to focus on the 2b and 2c sections, on the 550 level thru 730 levels, as well as on the 161 and 162 structures. Seabee will continue to operate under a three year mine plan which will focus on the 2b and 2c zones at depth and laterally to the east. Further, the Company will re-access the 2d zone from the west on the 60 level to 290 level.

A $2 million capital project to double the Seabee mine milling capacity to 1,100 tonnes per day will commence early in 2005. The increased mill capacity is intended to lessen the impact of grade variations at the mine as well as provide for potential throughput from gold discoveries at Porky Lake and Santoy Lake.

Mineralization is known to extend below the current lowest working levels at both Seabee and Currie Rose in addition to known veins not yet mined. Delineation drilling of the 2b zone between the 630 and 780 metre levels proved successful in replacing reserves mined out during the year with a modest decrease in proven reserve grade. The Company plans to significantly increase underground exploration drilling, both at depth, as well as testing possible strike length extensions to the west and east. Delineation drilling on the main 2c and 2b zones at depth, as well as westerly extensions on the 162 zone, previously undefined, will also continue, as these areas are considered highly prospective for additional reserves. An additional exploration drill chamber has been planned to test the formerly producing structures in the 5-1 mine, below the lowest mining level to a depth of 1,000 metres.

Exploration will continue to focus on Porky Lake with exploration drilling of approximately 2,000 metres planned to follow the mafic volcanic-feldspathic arenite contact to the northeast and northwest around the Porky Lake anticline. Delineation drilling of approximately 3,000 metres will follow if these exploratory holes return positive results. The Company expects to begin the bulk sample extraction upon receipt of permitting.

Santoy Lake Property

Santoy Lake is a 11,400 acre (4,566 hectares) gold exploration property located in Saskatchewan 133 kilometres north-northeast of La Ronge, Saskatchewan and approximately 11.5 kilometres northeast of the Company’s operating Seabee mine. Claude holds a 100% interest in the property subject to a 5% NPI and there are no underlying royalties. Access to the property is via air from La Ronge or via the Company’s winter exploration ice road from the Seabee mine.

In 1998, work crews conducted basic prospecting and mapping and discovered several new veins. In the first quarter of 2002, these targets were drill-tested. Results were not consistent with historic assay values indicated from surface sampling and shallow diamond drilling and became the subject of an ongoing review.

Recent Exploration Results

Seven gold zones had been discovered on the Santoy property during the Company’s previous prospecting programs. The 2004 holes were drilled in Zone 7 (48 holes totaling 6,164 metres), Zone 8 (21 holes totaling 2,797 metres), Zone 6 (5 holes totaling 598 metres), and in the area between these zones (23 holes totaling 2,678 metres).

The zones are hosted in a four kilometre long, northwest trending and northeast dipping sheared and mineralized corridor in mafic volcaniclastic rocks and granitoid sills. Gold mineralization occurs in gold-sulfide-chlorite-quartz veins in the shear zones, near or in the granodiorite and granite sills. Gold-bearing chlorite quartz veins 1 to 7 metres thick were routinely intercepted in the holes drilled in Zones 7 and 8. In addition, a number of holes drilled between Zones 7 and 8 also intercepted sporadic high-grade gold values.

Delineation of the structures in the Santoy property is still in the early stages, but focused drilling on Zone 7 has proven adequate for a preliminary resource estimation, again by the sectional method using a 3.0 gpt cut-off grade and a 30.0 gpt cutting factor, to have an Indicated Mineral Resource of 190,000 tonnes grading 8.42 gpt and an additional 10,000 tonnes grading 10.0 gpt in the Inferred Mineral Resource category. Permit applications for an all-weather access road and bulk sampling have been submitted to the government. Permitting is expected to be granted with a bulk sample portal planned to start towards the end of the third quarter of 2005. Meanwhile, further drilling is continuing on this structure.

The core from this program was logged and split at the Company's core logging facility at the Seabee mine. Assaying has been done by TSL Laboratories of Saskatoon with random checks of pulps and rejects performed by Chemex Labs of Vancouver. All core intervals have been fire assayed with a gravimetric finish, with samples that assayed greater than 10 grams per tonne checked by a total metallics assay.

Santoy Lake Property Future Work Programs

During 2005, approximately 8,000 metres of in-fill drilling are planned in Zone 7, Zone 8 and Zone 6. An all-weather road of approximately 18 kilometres is being constructed from the Santoy Lake Zone 7 to the Seabee mill. The Company expects to begin the bulk sample extraction upon receipt of permitting.

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

Claude and Placer Dome signed an option agreement (the “Placer Dome Option Agreement”) on the Madsen properties dated December 15, 2000. The option allows Placer Dome to earn a 55% working interest in the Madsen property, Starratt-Olsen property, Aiken-Russet property and Hager Option property by spending $8.2 million on exploration and delivering a bankable feasibility study prior to the fifth anniversary of the Placer Dome Option Agreement. The Redaurum property is covered by a separate agreement in which Placer Dome can earn a 50% working interest in that property from its majority interest holder, Sabina Resources Limited (“Sabina”). Should Placer Dome successfully earn-in to the Redaurum option agreement, Claude’s interest will increase from 20% to 25%. The Buffalo property is not included in the Placer Dome Option Agreement. Placer Dome may abandon the option at any time after spending $1.2 million. Upon Placer Dome fulfilling its obligations in respect of the option phase, Placer Dome and Claude will be deemed to have formed a joint venture with interests of 55% and 45%, respectively. At Claude's election, Placer Dome may earn an additional 5% of the project by funding Claude's share of infrastructure costs associated with any mine development on the property. Under the Placer Dome Option Agreement, Claude's interests cannot be reduced below 40%.

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
Aiken-Russett
100%, subject to Placer Dome’s right to earn a 55% interest under the option agreement. The property is also subject to a 2% net smelter return royalty, to a maximum of $2.0 million, held by previous property holders United Reef Limited and Canhorn Mining Corporation.

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

Buffalo	100%.

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

The Madsen mine, when operational, worked a series of stacked, en echelon ore lenses consisting of gold-bearing pyritic shoots with subordinate pyrrhotite and arsenopyrite. The mineralization is hosted within two parallel micaceous units termed the Austin and McVeigh "tuffs". These tuffs are interpreted to be an alteration/deformation corridor within basalts, with pillowed through volcaniclastic facies. The alteration corridor occurs at the contact of the underlying Balmer assemblage with the much younger Confederation assemblage. The host rocks dip to the southeast. The McVeigh horizon lies approximately 90 metres to the north of the Austin tuff. The latter was the most prolific producer in the past. Workings extended to a depth of 1,275 metres and the mineralized zone has been traced for 2,308 metres along strike.

The McVeigh tuff contains variably altered, auriferous pyrite-bearing lenses that occur within the Flat Lake-Howey Bay deformation zone hosted by massive and pillowed basalts overlain by a thin mafic to ultramafic sill, highly altered mafic volcanic and volcaniclastic rocks (the Austin tuff) and a quartz feldspar porphyry that marks the base of the Confederation assemblage. The mineralization is semi-conformable to stratigraphy and dips at a slightly steeper angle than the host formations.

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

History and Previous Work

The Madsen property was originally owned by Madsen Red Lake Gold Mines Ltd. ("Madsen Red Lake"). Madsen Red Lake commenced production from the mine in 1938 at 272 tonnes per day and increased production to 726 tonnes per day in 1949. From 1966 to 1974, production gradually decreased as the last 5 years of Madsen Red Lake’s ownership averaged production of 363 tonnes per day at a grade of 8.38 grams per tonne. Gold production fell from 44,497 ounces in 1971 to 29,163 ounces in 1973. Total production by Madsen Red Lake from 1938 to 1974 totaled 7.25 million tonnes at an average grade of 9.93 grams per tonne, or over 2.6 million ounces of gold.

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

In January 1993, Madsen engaged Watts, Griffis and McOuat, consulting geologists and engineers ("WGM") to check the ore reserves at the Madsen mine. A subsequent review was carried out in December 1996 by Micon International Inc. ("Micon").

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

In 2003, Placer Dome drilled 49 holes totaling 29,047 metres on six targets in the Madsen area. Most of the drilling targeted a high-grade, quartz-tourmaline vein swarm known as the ‘Treasure Box’. Most of the veinlets encountered had visible gold present and returned assays from one to 116 grams per tonne over widths generally less than 0.30 metres. Infill drilled on 50-metre centers, the vein swarm showed good continuity.

Recent Exploration Results

During the first half of 2004, Placer Dome concentrated its efforts in the Russet North area, drilling 27 holes for a total of 5,012 metres. Key activities included infill drilling of the “Treasure Box” and reconnaissance drilling of a similar structure 1,000 metres to the southwest called “Anomaly 2”. Both of these targets appear associated with mafic/ultramafic contacts occurring as swarms of high-grade, narrow quartz-tourmaline veinlets. Concurrent with this drilling, Placer geologists continued to develop the Datamine 3D model for the Madsen property. This modelling identified 19 separate targets requiring follow-up.

During the second half of 2004, Placer Dome drilled 14 holes totaling 5,315 metres. The primary target was the “Fork” area, approximately one kilometre southwest of the Madsen mine. Drilling of this target resulted in the discovery of three new mineralized zones that appear visually similar to the 8 Zone. Intersected at shallow depths, these zones are interpreted to be the upper portions of a high-grade mineralized system.

Planned Exploration

By year-end of 2004, Placer Dome has met its exploration expenditure requirement of $8.2 million for the Madsen property. Placer Dome’s remaining obligation to vest in the Madsen Joint Venture is to deliver a bankable feasibility study by year-end 2006. Negotiations between Placer Dome and Claude are now underway to develop a mutually beneficial strategy to advance the Madsen project.

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

The property also contains a mill and tailings pond. Although the mill and equipment are currently mothballed, the tailings pond is fully permitted. Since the property is located in close proximity to Claude’s Amisk-Laural properties, the present mill could be refurbished and used to process ore transported from Amisk Lake or other properties nearby.

How Acquired

Claude acquired the property, mill and equipment at Tartan Lake from Vista Gold Corp, an arms-length public company, in exchange for 999,444 common shares of Claude. The acquisition included a 440 tonne per day mill, mining equipment and related parts, all related mine operating infrastructure, a permitted tailings pond and 6,675 acres of mineral and land leases in the area. Claude owns 100% of the property and there are no underlying royalties.

Location and Access

Access to the property is via road from Flin Flon, approximately 12 kilometres southwest of the property.

TARTAN LAKE PROPERTY LOCATION

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

The deposit was brought into production by Granges Inc. in 1987. A decline was driven to the 315 metre level between the Main Zone and the South Zone, providing access to both. A drift was started to access the Southeast Zone but was stopped 75 metres from the zone due to the suspension of mining. Ore was mined using undercut-and-fill and cut-and-fill methods, and hauled to surface by trucks and stockpiled for milling with equipment on site.

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

Recent Exploration Results

In July of 1998, an exploration crew employed by Claude visited the Tartan Lake minesite and remapped the host structures observed on surface. This program focused on the structural setting and style of mineralization. In 2002, field crews selectively mapped and explored for lode structures near the minesite. In 2003, mapping crews traced a strong shear system west of the mine workings for over one kilometre of strike length. Follow-up diamond drilling confirmed the presence of strong shearing to the west and produced an encouraging intersection from the West Zone.

In 2004, permitting was granted to dewater the mine to the 280-metre level at which a diamond drill station will be established. From this location, the Company will conduct a 4,500-metre drill program to evaluate the West Zone.

Jojay Property

The Jojay property is located approximately 120 kilometres northeast of La Ronge, Saskatchewan. The property is eight kilometres north of the Jolu mill and 15 kilometres north of Provincial Road 102 and is therefore easily accessible. Claude holds 75% working interest and Shore Gold Inc. holds a 25% working interest in the property. The property hosts a historic Mineral Resource of 280,000 tonnes grading 8.9 grams per tonne Au (Colborne, 1986). Two thirds of this total is in the inferred category.

Gold mineralization at Jojay is associated with disseminated sulfides and is hosted by siliceous interlayers within a volcano-sedimentary sequence. The mineralized zone is interpreted to occur within a faulted and failed ancient caldera-collapse structure. The numerous interpreted fault offsets offer the possibility of structural repetitions of the mineralized zone.

In 2004 permanent road access to the property was completed and will enable a drill program to be initiated in 2005.

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

AMISK/TARTAN LOCATION

How Acquired

Husky Oil (“Husky”) and a predecessor company of Cameco Corporation ("Cameco") entered into a joint venture agreement effective November 1, 1987 whereby a joint venture (the "Amisk Joint Venture") was established to prospect for and locate minerals within the Amisk-Laural property. Each of Husky and Cameco had a 50% participating interest in the Amisk Joint Venture.

In October of 1995, Claude entered into an option agreement (the "Amisk Lake Option Agreement") with Husky and Cameco, whereby it may earn and acquire a 35% participating interest in the Amisk Joint Venture by spending an aggregate of $2.5 million on the property by October, 1999 and an additional 35% participating interest by spending a further $14.0 million by October, 2005, or by bringing the property into commercial production within 3 months after October, 2005. At any time after Claude has earned its initial 35% participating interest, it may present a feasibility study to Cameco and Husky that will become an "Approved Development Program" upon its approval by Cameco and Husky. Upon such approval, each of Cameco and Husky must elect to participate in the project and repurchase a 5% interest in the property at a predetermined price of $2,357,500 or sell its 15% interest to Claude for $800,000. If Claude does not ultimately earn an additional 35% participating interest, then any election made by Cameco or Husky to participate and repurchase a 5% interest may be revoked retroactively. Claude also issued 62,500 Common Shares to each of Husky and Cameco pursuant to the Amisk Lake Option Agreement. For fiscal years 2000 and 2001, Claude had applied for and been granted extensions to fulfill its minimum annual work commitments.

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

There was no field work done in 2003 or 2004.

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

Oil and Gas Properties

Claude produces crude oil, liquids, and natural gas from properties situated in Alberta and Saskatchewan. Alberta properties represent 87% of Claude’s gross oil and NGLs reserves (69% of net before royalty reserves) and 92% of total production. Saskatchewan properties represent 13% of Claude’s gross oil reserves (31% of net before royalty reserves), and 8% of total production. Alberta properties represent 100% of Claude’s natural gas reserves and production. The Company’s Alberta oil and gas properties are operated by others.

OIL AND GAS

Property Descriptions

The following are descriptions of the most significant oil and gas properties in which Claude has an interest:

Edson, Alberta

The Company holds a 7.8921168% interest in the Edson Gas Unit No. 1 and a 7.1808666% interest in the Edson Gas Plant. The unit covers about five townships 125 kilometres northwest of Calgary, Alberta.

The production comes from the Elkton and Shunda formations at a depth of 10,000 feet. Production commenced in April, 1963 and contains 69 wells (5.45 net wells) of which 61 (4.81 net wells) have produced in recent months. The Edson Gas Unit No. 1 is operated by Talisman Energy Inc. The Edson Unit reserves represent more than 97% of the Company’s proved natural gas reserves.

Production for the year ending December 31, 2004 averaged approximately 2,004 MCF of natural gas per day.

Nipisi Gilwood Unit No. 1, Alberta

The Company holds a 2.73003% interest in the Nipisi Gilwood Unit No. 1 (the "Nipisi Unit") located 110 kilometres northwest of Edmonton, Alberta. The unit is an oil field operated by Canada Natural Resources Limited. The Nipisi Unit reserves represent nearly 70% of the Company’s proved oil and NGLs reserves.

The Nipisi Unit began oil production in 1965 and by 1967 the unit area was developed on about 320 acres well spacing with 134 wells within the unit area. A waterflood was implemented in January 1969. An in-fill drilling program with the goal to reduce the well spacing from 320 acres to 160 acres with a new flood scheme was initiated in 1983. Three of the four stages of this program were initiated by 1988 but there are no current plans to implement the fourth stage. In 1997, the operator initiated a new project to improve field efficiencies by drilling new in-fill wells and converting certain producing wells to injection wells. The Nipisi Unit contains 394 wells (10.75 net wells) of which 172 (4.70 net wells) have recently produced.

Production for the year ending December 31, 2004 averaged approximately 158 barrels of crude oil per day (including natural gas liquids). Oil is produced from the Gilwood sandstone at an approximate depth of 5,600 feet. Production is currently achieved by primary, secondary and tertiary methods.

Gainsborough, Saskatchewan

Claude has a 75% interest in six producing vertical oil wells in the Gainsborough area of southeastern Saskatchewan (the "Gainsborough Property") and two former producing wells that have been converted to injector wells. Oil production comes from two zones in the Frobisher/Alida formation at a depth of 3,500 feet.

During 1996, Claude together with the other partners in the Gainsborough Property, entered into a Farm-in Letter Agreement with Provident Energy Ltd. ("Provident") whereby Provident was granted the right to earn a 55% interest in the Gainsborough Property, excluding the seven vertical wells then producing. In order to earn its interest, Provident was required to complete a horizontal test well on the Gainsborough Property. Provident has fulfilled its obligations and has thereby earned a 55% interest in the Gainsborough Property, excluding the seven vertical wells then producing. Subsequently, Provident drilled an additional four horizontal (three are currently producing) wells in which Claude owns a 33.75 percent working interest. A fourth horizontal well was successfully drilled towards the end of 2004.

Production

The following table lists Claude’s total oil, NGLs and gas production for the last 3 fiscal years:

Year	Average Oil NGLs Production (Barrels Per Day	)	Total Oil & NGLs Production (Barrels	)	Average US $ Price (barrel	)	Average Gas Production(MMCF per Day	)	Total Gas Production (MMCF	)	Average US $ Gas price (MCF	)

2004	249		90,900		36.06		2.18		796		5.00
2003	250		91,200		27.43		2.19		800		4.62
2002	228		83,200		23.83		2.43		886		2.47

The following table provides proved reserves by property, estimated using constant prices and costs, as well as the net present value of future net revenue before and after deducting future income tax expense, calculated using a discount rate of 10%:

					Net Present	Net Present
					Value	Value
	Oil and NGLs		Gas		Before taxes	After taxes
	Gross	Net	Gross	Net	10%	10%
	mbbl	Mbbl	MMcf	MMcf	($ 000)	($ 000)
Proved reserves
Developed Producing

Alberta	454.8	148.8	7,028.0	1,636.0	10,578.0	9,055.0
Saskatchewan	66.2	64.7	-	-	396.0	242.0
	521.0	213.5	7,028.0	1,636.0	10,974.0	9,297.0

Developed Non-Producing

Alberta	5.1	1.1	139.0	28.0	187.0	126.0
Saskatchewan	-	-		-	-	-

Total proved reserves	526.1	214.6	7,167.0	1,664.0	11,161.0	9,423.0

The following table discloses elements of future net revenue for oil, NGLs and gas estimated using constant prices and costs and calculated with a 10% discount:

	Revenue ($ 000)	Royalties ($ 000)	Operating Costs ($ 000)	Development Costs ($ 000)	Well Abandonment Costs ($ 000)	Future net revenue before Income taxes ($ 000)	Income Taxes ($ 000)	Future net Revenue after Income taxes ($ 000)

Proved Reserves	42,112	25,609	5,026	152	162	11,161	1,738	9,423

Reconciliation of Reserves

The following table sets forth the Company’s reconciliation of its working interest proved oil and gas reserves from January 1, 2004 to December 31, 2004:

WORKING INTEREST PROVED OIL AND GAS RESERVES (BEFORE ROYALTIES)

		Additions	Revisions
	January 1	and	And	Production	December 31
	2004	Extensions	Transfers	During 2004	2004

Oil and NGLs (mbbl)	150.0	113.4	42.1	(90.9)	214.6
Natural Gas (MMCF)	1,328.0	-	1,132.0	(796)	1,664.0

Pricing Assumptions

Constant prices and costs

Constant prices and costs are defined in NI 51-101 as the Company’s prices and costs as at the evaluation effective date. The Company’s prices and costs are defined as the posted price for oil and the spot price for gas, after historical adjustments for transportation, gravity and other factors.

The preceding tables and reconciliation used the following constant price forecasts:

Oil	Edmonton Par	$46.51/bbl
Natural Gas	Crown Medium	$32.10/bbl
	Alberta AECO-C	$6.78/Mcf
Natural Gas By-Products	Butanes	$39.78/bbl
	Sulphur	$30.00/litre

Annual Economic Evaluation Reports of Claude’s oil and gas interests in Alberta and Saskatchewan have been prepared by Sproule Associates Limited, Calgary, Alberta. The most recent Economic Evaluations are effective December 31, 2004, with a preparation date of February 17, 2005.

Item 5. Operating and Financial Review and Prospects

A.    Operating Results

The Company's financial statements are stated in Canadian Dollars and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP except as noted in Note 21 to the 2004 audited financial statements.

Year Ended December 31, 2004 compared to Year Ended December 31, 2003

For the year ended December 31, 2004, Claude recorded a net loss of $0.6 million, or $0.01 per share, compared to restated net earnings due to a change in accounting policy of $1.8 million, or $0.03 per share, in 2003.

Cash flow from operations, before net change in non-cash working capital items for the year ended December 31, 2004 was $6.2 million, or $0.10 per share, compared to restated cash flows of $7.7 million, or $0.14 per share, for the same period in 2003.

Gross revenue for the year fell 8% from $35.2 million in 2003 to $32.2 million in 2004. Gold revenues fell 13% year-over-year from $25.8 million in 2003 to $22.5 million in 2004. Much of this was due to a 19% decline in sales volume, from 50,800 ounces sold in 2003 to 41,200 ounces in 2004. Partially offsetting the volume decline was the improvement in average gold price realized: 2004 - $545 (US $419); 2003 - $508 (US $362). Excluding the impact of the strengthening Canadian versus US dollar exchange rate, revenue growth would have increased an additional $1.8 million, or $0.03 per share.

Seabee gold production in 2004 was 22% below budget as a result of reduced tonnes broken and milled and grade below the mine’s long-term average. Grade decline was due primarily to drill results from certain stoping blocks not translating when milled. As a result of development delays due to the above, tonnage suffered.

Gross revenues from the Company’s oil, NGLs and natural gas properties improved 4% over last year. This was largely due to improved production and average prices realized year-over-year. A decline in third party processing revenues and an increase in the Alberta properties’ overriding royalty mitigated gross revenue improvement, as net oil and gas revenues remained relatively constant. The 2004 oil and NGLs sales volume of 90,900 barrels was relatively unchanged from the 91,200 barrels sold last year. This improvement, considering the properties’ average production declines of 10-15%, was due to drilling success at the Nipisi properties. The average realized price per barrel was $46.92 (US $36.06) in 2004 versus of $38.49 (US $27.43) last year. Excluding the foreign exchange rate impact of the strengthening Canadian dollar compared to the US dollar, oil and NGLs revenue growth would have improved by an additional 8% in 2004 compared to 2003.

Gas volumes fell less than 1% from 800 MMCF in 2003 to 796 MMCF in 2004. Although the average US dollar price realized improved 8%, the strengthening Canadian dollar resulted in little dollar value increase: 2004 - $6.51 (US $5.00); 2003 - $6.48 (US $4.62).

As expected, the 12% improvement in mine operating costs from $18.0 million in 2003 to $15.9 million in 2004 was partially a result of the commissioning of the shaft extension in November of 2003 and increased capitalization of costs due to the development of larger stopes. Lower sales volume and the strengthening Canadian dollar resulted in increases in total cash operating costs per ounce1  from US $253 in 2003 to US $297 this year. The strengthening Canadian dollar was responsible for US $22 of this year’s unit cost total.

For the years ended December 31,	2004	2003	2002

Production cost per ounce (US $)
Cash operating costs[1]	$297	$253	$246
Royalties and production taxes	-	-	-
Total cash costs	297	253	246
Depreciation and depletion	112	75	76
Total production costs	$409	$328	$322

Oil and gas operating costs increased slightly from $1.3 million in 2003 to $1.6 million. This increase is attributed to the age of the Alberta property infrastructures.

General and administrative costs increased 8% from 2003 to 2004 due largely to costs related to the Company’s US listing. Interest and other income improved slightly and the provision for income tax, which represents large capital tax, improved to changes in federal tax treatment. The Company has significant tax losses and pools available and does not expect to pay income taxes for several years.

Depreciation, depletion and accretion of the Company’s gold assets was $6.0 million in 2004 compared to $5.4 million in 2003. This variance is a result of using a larger asset base in the calculation offset by fewer tonnes broken in the year. Largely a result of the fewer ounces poured, depreciation, depletion and accretion costs per ounce in 2004 was US $112 versus US $75 last year.

Depreciation, depletion and accretion of the Company’s oil and gas assets increased 29% from $.5 million in 2003 to $.7 million in 2004. This was due to the larger asset base used in the calculation.

Year Ended December 31, 2003 compared to Year Ended December 31, 2002

For the year ended December 31, 2003, Claude recorded net earnings of $1.8 million, or $0.03 per share. This compares to a restated loss due to a change in accounting policy of $1.9 million, or $0.04 per share, in 2002.

The Company’s cash flows from operations before net change in non-cash working capital items more than doubled in 2003, from $3.7 million, or $0.08 per share, to $7.7 million, or $0.14 per share, this year.

Total revenues for the year increased by 28%, from $27.4 million in 2002 to $35.2 million in 2003.

The Seabee mine was the main contributor to this improvement with a $5.4 million, or 27%, increase in gold sales year over year. Excluding the strengthening Canadian versus US dollar exchange rate, revenue growth would have increased an additional $3.1 million.

1 The Company reports its operating costs on a per-ounce basis based on uniform standards developed by the Gold Institute. See Page 27 for further details.

Gold sales increased from 41,500 ounces in 2002 to 50,800 ounces this year. This 22% improvement in sales volume was the result of improved mine planning and increased mine development undertaken in 2002 and 2003. A 16% increase in average US dollar gold prices realized per ounce (2003 - CDN $508, US $362; 2002 - CDN $490, US $312) combined with increased sales volume helped minimize the negative impact of the exchange rate.

The mine fell short of its 2003 production target by 2%, or 1,200 ounces, due largely to lower than expected grade from two stopes being mined in November and December. For 2004, the mine plan calls for gold production of approximately 51,000 ounces. Prices are expected to be consistent or better than those realized in 2003.

Gross oil, NGLs and gas revenues totaled $9.4 million in 2003, a 34% increase from the $7.0 million recorded in 2002. 2003 oil and NGLs sales volumes were 91,200 barrels, 10% higher than the 83,200 barrels sold in 2002. This volume improvement was a result of drilling success on the Zama and Nipisi properties. The average realized price per barrel in 2003 was US $27.43 (CDN $38.49) versus US $23.83 (CDN $37.42) last year. Excluding the impact of the exchange rate, oil and NGLs revenue growth would have improved by an additional 12%.

As a result of normal production decline rates, gas sales volume fell 10% from 886 MMCF in 2002 to 800 MMCF in 2003. The average US dollar price realized nearly doubled, from US $2.47 (CDN $3.88) per MCF in 2002 to US $4.62 (CDN $6.48) this year. Excluding the impact of the exchange rate, gas revenues would have improved by an additional 12%.

Total mine operating costs rose 11% from $16.2 million in 2002 to $18.0 million this year. Much of this increase can be attributed to mining smaller stoping blocks at lower levels of the mine. This situation began to improve towards the end of the third quarter as the development of larger stopes was completed and the shaft extension was commissioned.

Improved gold sales volume was offset by increased mine operating costs and a stronger Canadian dollar. This resulted in an increase in total cash cost per ounce2  from US $249 in 2002 to US $253 this year. The strengthening Canadian dollar was responsible for US $27 of this year's cash cost per ounce total.

For the years ended December 31,	2003	2002	2001

Production cost per ounce (US $)
Cash operating costs[3]	$253	$249	$221
Royalties and production taxes	-	-	-
Total cash costs	253	249	221
Depreciation and depletion	75	76	73
Total production costs	$328	$325	$294

As a result of the shaft commissioning, operating costs in 2004 are expected to return to historic levels of $16 million to $16.5 million, with total cash costs per ounce(3) of approximately US $240.

Oil and gas operating costs increased slightly from $1.1 million in 2002 to $1.3 million in 2003. General and administrative costs remained relatively constant at $2.1 million. Interest and other costs increased by $.2 million while the provision for income taxes rose slightly.

Depreciation and depletion of the Company’s gold assets was $5.4 million in 2003 compared to a restated $4.9 million in 2002. This variance is the result of using a larger asset base in the calculation offset by fewer tonnes broken. Depreciation and depletion cost per ounce in 2003 was US $75 versus US $76 last year. The dollar exchange rate was responsible for US $8 of this year’s per ounce figure.

2 The Company reports its operating costs on a per-ounce basis based on uniform standards developed by the Gold Institute. See Page 27 for further details.
3 The Company reports its operating costs on a per-ounce basis based on uniform standards developed by the Gold Institute. See Page 27 for further details.

B.    Liquidity and Capital Resources

Year Ended December 31, 2004

Cash flow from operations before net change in non-cash working capital items fell 19% year-over-year to $6.2 million. This was due to decreased contribution from gold and oil & gas properties.

Mineral property expenditures were $13.3 million in 2004 compared to $14.9 million in 2003. This expenditures for 2004 includes $8.6 million (2003 - $5.9 million) in development costs at the Seabee mine. The 46% increase was largely due to grade issues and the resultant requirement to expedite development. Other costs in the above include $3.2 million in exploration - financed from flow-through share issue; $1.0 million in property, plant and equipment charges at the Seabee mine; and, $.5 million incurred at the Tartan Lake project.

Oil and gas capital expenditures of $2.0 million during 2004 increased by 11% over the $1.8 incurred in 2003. $1.3 million relates to in-fill drilling costs on both the Alberta and Saskatchewan properties as well as $.7 million in infrastructure costs, primarily at the Edson Gas Plant.

Pursuant to a production royalty agreement entered into at year end, $7.0 million of the royalty sales proceeds were pledged, in the forms of a promissory note, to secure the Company’s obligations.

During the year, the Company redeemed $1.0 million of its long-term investments. The Company’s investment portfolio includes $1.0 million common shares of Shore Gold Inc., a diamond exploration company with significant upside potential. These shares, recorded at a cost of $.4 million, have a fair market value of $3.4 million at year end.

In the year, an additional $.1 million was incurred to fund certain of the Company’s reclamation requirements. The Company has fully funded the financial assurance requirements for its Seabee and Madsen mining properties.

Financing activities in 2004 included a flow-through share4  agreement for the issue of 1,000,000 common shares at a price of $1.50 per share for gross proceeds of $1.5 million; a flow-through share agreement for the issue of 1,150,033 common shares at a price of $1.50 per share for gross proceeds of $1.7 million; and, the exercise of 1,138,450 common share purchase warrants, pursuant to a 2003 private placement, for gross proceeds of $2.1 million.

Pursuant to an agreement entered into at December 31, 2004, the Company sold a production royalty for gross proceeds of $8.0 million. Of this, $7.1 million related to the royalty obligation itself while $.9 million related to cash received by the Company for fees and services and will be deferred over certain periods.

At December 31, 2004, working capital was $9.3 million versus $11.9 million at December 31, 2003. This was a result of share issuance proceeds offset by decreased contributions from producing assets and certain capital expenditures financed through operating cash flows.

The Company believes that in 2005 additional working capital will be required, in the form of debt and/or equity, to finance the mill expansion and proposed bulk sample programs. See Item 5D. - “Trend Information”.

Year Ended December 31, 2003

Cash flow from operations before net change in non-cash working capital items more than doubled, increasing to $7.7 million in 2003 from $3.7 million in 2002. This was due to greater contributions from both gold and oil & gas operations.

4 See “Key Information - Risk Factors” for complete flow-through share discussion. While the cash proceeds are combined with general corporate funds, as disclosed in Note 21 (i) of the 2004 consolidated financial statements, U.S. GAAP requires cash amounts restricted against future use as a result of commitments related to flow-through share agreements to be separately classified in the financial statements.

During the year, the Company redeemed $.3 million of its short-term investments while acquiring an additional $1.0 million long-term investments largely through proceeds from common share warrants exercised during the year.

Mineral property expenditures reached levels not seen since 1998: $14.9 million in 2003 (2002 - $8.2 million). This includes $5.9 million in development expenditures at the Seabee mine (2002 - $5.7 million); $6.2 million in infrastructure additions at the mine, including the shaft extension and tailings dam upgrade; and $1.7 million in exploration (2002 - $1.4 million).

Oil and gas capital expenditures of $1.8 million, more than twice that incurred in 2002, largely consist of drilling costs at the Nipisi and infrastructure costs on the Edson unit and Edson gas plant.

In 2004, oil and gas capital expenditures are expected to be the same or slightly higher, a result of increased drilling planned on the Nipisi property.

During the year, Claude purchased $.5 million in investment certificates for use as collateral for reclamation requirements at the Seabee mine. The Company has fully satisfied the financial assurance requirements for its Seabee and Madsen mining properties.

Financing activities in 2003 included the issue of 2,500,000 common share units at a price of $1.50 per unit for gross proceeds of $3,750,000; a flow-through share agreement for the issue of 1,000,000 common shares at a price of $2.50 per share for gross proceeds of $2,500,000; the issue of 2,500,000 common share units at a price of $2.00 per unit for gross proceeds of $5,000,000; and, the exercise of 2,688,020 warrants, pursuant to 2002 and 2003 private placements, for gross proceeds of $3.4 million.

During 2003, the Company repaid a $110,000 demand loan originally issued to secure reclamation requirements at the Madsen property. Claude also paid down $60,000 of a capital lease obligation. At December 31, 2003, working capital was $11.9 million, an increase of $3.6 million from 2002. This was a combination of increased contribution margins from producing assets and share issuance proceeds, offset by certain capital expenditures financed through operating cash flows.

Year Ended December 31, 2002

Cash flow from operations before net change in non-cash working capital items was $3.7 million in 2002 compared to $3.4 million in 2001. This decrease was due to higher contributions from both gold and oil & gas properties, which in turn was partially offset by higher administrative costs as well as increases in receivables, inventories and shrinkage stope platform costs.

In 2002, Claude temporarily invested $.3 million from the proceeds of a flow-through share issue in short-term investments.

Capital expenditures increased from $4.8 million in 2001 to $8.9 million in 2002. Much of this reflects increased development expenditures at the Seabee mine (2002 - $5.7 million; 2001 - $3.3 million) and an aggressive exploration program funded by a flow-through share issue at the end of 2002 (2002 - $1.4 million; 2001 - $.1 million).

Investments of $1.3 million reflected a $.7 million increase in security purchases to satisfy financial assurance requirements at the Seabee mine.

During 2002, Claude repaid $328,000 of a demand loan originally issued to secure reclamation requirements at the Madsen property. Claude also purchased a capital asset, which was financed via a capital lease. At December 31, 2002, Claude had $8.3 million in working capital, a decrease of $.2 million from 2001.

During the year ending December 31, 2002 the Company issued a total of 6,405,624 shares: 227,931 of these shares were issued pursuant to the Company’s Employee Stock Purchase Plan as described in Note 10 to the 2002 consolidated financial statements; 90,000 common shares were issued pursuant to the exercise of employee share purchase options; 75,000 common shares were issued pursuant to the Company acquiring rights on mineral properties; and, in April 2002, the Company completed the Private Placement of 5,000,000 units at a price of $1.00 per unit for gross proceeds of $5,000,000. Each unit consists of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to acquire one common share at an exercise price of $1.25 until April 23, 2003. The Company intends to use the proceeds for general corporate purposes. Concurrent with the offering, the Company issued the underwriters 63,463 common share purchase warrants in consideration for services provided in connection with the offering. The exercise terms of the underwriter warrants are the same as the warrants issued with the units in the underwriting (as at December 31, 2002, 12,693 of these common share purchase warrants had been exercised). The Company also entered into a flow-through share5 agreement for the issue of 1,000,000 common shares at a price of $1.50 per share for proceeds of $1,500,000.

C.    Research and Development, Patents and Licenses, etc.

The Company is not involved in any research, development, patenting or licensing activities.

D.    Trend Information

Production in 2005 expected to improve to approximately 46,000 ounces with average realized prices expected to be consistent or better than those realized in 2004. Mine operating costs are forecast to increase by 10% to $17.5 million. Depreciation and depletion should increase by 20% if targeted tonnes broken is attained. Capital expenditures for mineral properties should remain the same with development costs falling 20% to $6.9 million. However, infrastructure costs should more than double with the proposed construction of the mill expansion. Exploration costs, primarily funded by flow-through share issues will be approximately $4 - $5 million. This amount is larger than historical averages as the Company prepares for the extraction of two separate bulk samples at the Porky Lake and Santoy properties.

Oil and gas revenues are expected to remain unchanged as production and price are forecast to remain strong. Operating costs for 2005 are also expected to remain constant. In 2005, oil and gas capital expenditures should begin to fall back to $1.2 million to $1.3 million.

By the end of the third quarter, the Company will have doubled its existing milling capacity to 1,100 tonnes per day. This will enable the Seabee mine to process throughput from additional ore bodies. In the latter half of the year the Company expects to be in position to extract two separate bulk samples at our Porky and Santoy properties. Success at either or both of these projects could lead to production increase as early as 2006.

In February 2005, the Company borrowed $5.0 million in the form of a demand loan bearing interest at 5.99%, repayable in monthly principal and interest payments of $96,514 and maturing in February 2010. Proceeds from this loan will be to finance the mill expansion and for general working capital purposes.

The statements made in this Item 5D. are forward-looking statements which are subject to numerous risks. For a discussion involving in making forward-looking statements, see “Statement Regarding Forward - Looking Information” on page 4 of this annual report.

Accounting Estimates

The Company’s significant accounting policies are contained in Note 1 to the consolidated financial statements. The following is a discussion of the accounting estimates that are critical in determining the Company’s financial results.

5  See “Key Information - Risk Factors” for complete flow-through share discussion. While the cash proceeds are combined with general corporate funds, as disclosed in Note 21 (i) of the 2004 consolidated financial statements, U.S. GAAP requires cash amounts restricted against future use as a result of commitments related to flow-through share agreements to be separately classified in the financial statements.

Reserves

The Company engages independent professional consultants to evaluate its mineral reserves as well as its proved and probable oil, NGLs and natural gas reserves. The estimation of reserves involves the exercise of judgment. Forecasts are based on geological, geophysical, engineering and economic data, all of which are subject to many uncertainties and interpretations. The Company expects that over time its reserve estimates will be revised upward or downward based on updated information. Such information may include revisions to geological data or assumptions, a change in economic data, and the results of drilling and exploration activities. Reserve estimates can have a significant impact on net earnings, as they are a key component in the calculation of depreciation and depletion. In addition, changes in reserve estimates, gold or petroleum prices and future operating and capital costs can have a significant impact on the impairment assessments of the assets.

Asset Retirement Obligations

Claude’s mining, exploration and development activities are subject to various levels of federal and provincial law as well as regulations relating to the protection of the environment, including requirements for closure and reclamation. Management judgment and estimates are made when estimating reclamation and closure costs. In some cases, these costs will be incurred many years from the date of estimate. Estimates may be revised as a result of changes in government regulations or assumptions.

Shrinkage Stope Platform Costs

The Company utilizes the shrinkage stope mining method to mine its orebody at the Seabee mine. Under this method, ore used as a working platform to access and mine further ore is valued at the lower of cost and net realizable value, and recorded as shrinkage stope platform costs on the balance sheet. This broken ore is reclassified to inventory once removed from the stope and taken to surface. If actual tonnage and grade of this broken ore vary significantly from estimates or should the price of gold decline such that the timing of processing of this ore is affected, there could be a material impact on the profitability of the mining operations.

E.    Off -Balance Sheet Arrangements

To mitigate the effects of price fluctuations in revenues, the Company undertakes hedging transactions, from time to time, in respect of foreign exchange rates and the price of gold. Financial assets which are subject to credit risks include cash and receivables and commodity and currency instruments. The Company minimizes risks on its financial assets by holding instruments with credit worthy entities. Sales of commodities are to entities considered to be credit worthy.

The following have been the Company’s hedge positions over the past three years:

At December 31, 2004, the Company had outstanding forward gold contracts related to 2005 production of 4,000 ounces at an average price of US $417 per ounce with a market value loss inherent in these contracts of US $74,000. At December 31, 2003, the Company had outstanding forward gold contracts related to 2004 production of 6,000 ounces at an average price of US $388 per ounce with a market value loss inherent in these contracts of US $175,000. At December 31, 2002, the Company had outstanding forward gold contracts related to 2003 production of 8,750 ounces at an average price of US $307 per ounce with a market value loss inherent in these contracts of US $310,000.

At December 31, 2004, the Company had outstanding foreign exchange contracts to sell US $5.5 million at an average exchange rate of 1.2611 CDN$/US$ with a market value gain inherent in these contracts of US $263,000. At December 31, 2003, the Company had outstanding foreign exchange contracts to sell US $9.8 million at an average exchange rate of 1.3446 CDN$/US$ with a market value gain inherent in these contracts of US $342,000. At December 31, 2002, the Company had outstanding foreign exchange contracts to sell US $5.3 million at an average exchange rate of 1.5871 CDN$/US$ with a market value gain inherent in these contracts of US $25,000.

F.	Tabular Disclosure of Contractual Obligations

The Company’s contractual and other obligations as at December 31, 2004 are summarized as follows:

	Payments due by period
	Total	Less than 1 year	2-3 years	4-5 years	More than 5 years

Contractual Obligation

Capital Lease Obligation	54,000	54,000
Office Lease	540,000	120,000	360,000	60,000
Flow-Through
Expenditure (1)	3,200,000	3,200,000
Commitment
Other Long-Term Liabilities	562,500	62,500	125,000	125,000	250,000
	4,356,500	3,436,500	485,000	185,000	250,000

(1)    See Item 3C - “Risk Factors” for additional discussion on flow-through shares.

G.    Safe Harbor

The safe harbor provided in Section 27A of the Securities Act and Section 21E of the Exchange Act applies to forward looking information provided pursuant to Item 5.E and F above.

Item 6. Directors, Senior Management and Employees

A.	Directors and Senior Management

The names, municipality of residence, positions with the Company of all directors and executive officers are set forth below:

Name and Municipality of Residence	Positions Held	Director / Officer Since
William R. MacNeill Saskatoon, SK	Director, Chairman of the Board	1980
Arnie E. Hillier (1,2,3) Saskatoon, SK	Director, Vice-(4) Chairman	1996
A. Neil McMillan Saskatoon, SK	Director, President and CEO	1996
Jon R. MacNeill Calgary, AB	Director	1983
Ronald G. Walker(1,2,3) Victoria, B.C.	Director	1984
Robert W. Termuende(1,2,3) Fort Steele, B.C.	Director	2003

Raymond G. Gagnon Saskatoon, SK	Chief Operating Officer	2002
Richard G. Johnson Saskatoon, SK	Chief Financial Officer	2004
Philip E. Olson Saskatoon, SK	Vice-President, Corporate Development	1997
Val L. Michasiw Saskatoon, SK	Secretary-Treasurer	2000

Note:	(1)	Audit Committee.
(2)	Compensation Committee.
(3)	Oil & Gas Committee
(4)	On March 1, 2004, Arnie E. Hillier retired from his role as CEO and CFO. A. Neil McMillan will assume the responsibilities of CEO; Richard G. Johnson will assume the responsibilities of CFO.

All of the directors and officers of Claude have been engaged for more than five years in their present principal occupations or executive positions except for: Mr. Arnie Hillier, who on March 1, 2004, retired from his role as CEO and CFO of Claude (retained his Director status); Mr. A. Neil McMillan, who from April, 1996 to March, 2004, was President of the Company; Mr. Richard Johnson, who from January, 1998, to March, 2004, was Controller of the Company; Mr. Raymond Gagnon, who from November, 1999 to March, 2002 was a mining consultant to Claude and who was Vice-President of Operations of Claude from 1994 to November, 1999; and, Mr. Robert Termuende who joined the Board of Directors in June, 2003.

William R. MacNeill, current Chairman of the Board and Director of the Company since September, 1980, retired April 27, 2005; Phil Olson, Vice-President Corporate Development resigned effective March 31, 2005; and, Raymond Gagnon, Chief Operating Officer retired effective May 31, 2005.

The directors of the Company are elected annually and hold office until the next annual general meeting of the shareholders of the Company or until their successors in office are duly elected or appointed.

Certain of the directors serve as directors of other public companies and if a conflict of interest arises at a meeting of the Board of Directors, any director in conflict will declare his interest and abstain from voting on such matter.

Executive officers are appointed by the Board of Directors to serve until terminated by the Board of Directors or until their successors are appointed.

There are no arrangements or understandings between any two or more Directors or Executive Officers, pursuant to which he was selected as a Director or Executive Officer. Two members of the Board of Directors were related. William R. MacNeill is the father of Jon R. MacNeill. Except as disclosed above, there are no family relationships between any Directors or Executive Officers.

Principal Occupation

Jon MacNeill is a Director of Claude Resources Inc. since 1982. He was an executive with the Company from 1982 to 1993, and is currently a consultant to the resource industry.

Ronald G. Walker is a Directors of Claude Resources Inc. since 1980. He is the Founder and Chairman of the Great Canadian Dollar Store, a company he founded in 1993. From 1980 until 1992 he was the President of Pacific & Western Trust, a company that he also founded. Mr. Walker is also a Director of Shore Gold Inc.

Robert W. Termuende is a Director of Claude Resources Inc. since 2003. Mr. Termuende holds a B.A. in geological sciences from the University of British Columbia in 1956. In his career, he has served as Director and Chief Executive Officer of various exploration and production companies including Rio Alto Exploration, Kenton Natural Resources, and Delaware Resources. Mr. Termuende is also a Director of Eagle Plains Resources.

Arnie E. Hillier is a graduate of the University of Saskatchewan and received his designation as a Chartered Accountant in 1965. He held the positions of President, Chief Executive Officer and Vice Chairman of the Company since 1994 until his retirement in February 2004. From 1965 until 1971 he was the Controller of Saskatchewan Government Insurance in Regina, Saskatchewan. From 1971 through 1980 he was the Vice President Finance of Manitoba Public Insurance Corporation in Winnipeg, Manitoba. From 1980 until 1989 he was the Vice President Finance of Cameco, the successor to Saskatchewan Mining Development Corporation, in Saskatoon, Saskatchewan. In addition to his position as a Director of the Company, he is also a Director of Pacific & Western Credit, Pacific & Western Trust, Shore Gold Inc., and Wescan Goldfields Ltd.

Neil McMillan is the Chief Executive Officer and President of the Company a position he has held since 2004. Prior to that he was the President of the Company since 1996. He held the position of Vice President of Corporate Development for the Company. Until 1995, Mr. McMillan was the Vice President/Manager of RBC Dominion Securities Inc., an investment banking and retail stock brokerage firm located in Canada. Mr. McMillan also serves as a Director of Cameco Corporation and Shore Gold Inc.

Rick Johnson is the Chief Financial Officer and Vice President of Finance since 2004. Prior to that he was the Controller since 1996. Mr. Johnson holds a Bachelor of Commerce degree from the University of Saskatchewan and is a member of the Canadian Institute of Chartered Accountants.

Val Michasiw is the Corporate Secretary-Treasurer since 2000. Ms. Michasiw joined Claude Resources Inc. in 1984 and has been with the Company for most of her career working in the areas of Investor Relations and Corporate Development. Ms. Michasiw is a Director of Wescan Goldfields Inc.

B.    Compensation

Compensation to Directors

The Corporation pays each of its directors who are not also officers a yearly stipend of $10,000 as well as $500 per day for attendance personally or by telephone conference at board and/or committee meetings. In addition, outside directors may be entitled to receive stock options of the Corporation. The exercise prices of such options, when granted, are in accordance with the Corporation’s Stock Option Incentive Plan. During the year ended December 31, 2004, 10,000 stock options were granted to three directors. Directors are entitled to be reimbursed for expenses incurred in attending board meetings. During the year ended December 31, 2004, the Corporation paid directors' fees totalling $47,000. Jon MacNeill was on a special assignment regarding oil & gas and was paid additional fees totalling $15,945.

Compensation to Executive Officers

The compensation paid to the executive officers and incentive options granted are detailed in the Management Information Circular of the Company under the section entitled “Report on Executive Compensation” prepared for the 2004 annual general meeting, which is an exhibit to this report and incorporated herein by reference.

The Company grants stock options to Directors, Executive Officers and employees; refer to Item 6.E - “Share Ownership” below.

Except for the stock option program discussed in Item 6.E - “Share Ownership”, the Company has no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the Company's Directors or Executive Officers.

No funds were set aside or accrued by the Company during the year ended December 31, 2004, to provide pension, retirement or similar benefits for Directors or Executive Officers.

C.    Board Practices

The Directors of the Company are elected annually and hold office until the next annual general meeting of the shareholders of the Company or until their successors in office are duly elected or appointed. All directors are elected for a one year term.

There were no directors’ service contracts outstanding with the Company or its subsidiaries during 2004.

Committees

There are three standing Board committees as at April 30, 2005:

1. The Audit Committee is comprised of Mr. Termuende, Mr. Walker and Mr. Hillier. The Committee is comprised entirely of unrelated directors. The Committee is responsible for overseeing corporate governance standards as well as reviewing the Company’s financial reporting procedures, internal controls and the performance of the Company’s external auditors. The Committee is also responsible for reviewing the annual financial statements prior to their approval by the full Board of Directors. The Committee also meets with management on a quarterly basis to review and approve interim financial statements and to discuss financial performance compared to forecast.

2. The Compensation Committee is comprised of Mr. Hillier, Mr. Termuende, and Mr. Walker. The Compensation Committee administers the Company’s executive compensation programs and specifically approves the compensation of the Executive Officers and other senior managers. In addition, the Compensation Committee reviews and approves compensation plans in effect or proposed for the Company’s employees and reviews the adequacy and form of Directors’ compensations. The Committee met three times during 2004.

3. The Oil & Gas Committee is comprised of Mr. Hillier, Mr. Termuende and Mr. Walker. The Committee is responsible for the review and recommendation to the Board of Directors of reserves data prepared by an independent qualified reserves evaluator.

D.	Employees

The Company had approximately 171 employees (11 at head office, 160 at the Seabee mine) as of December 31, 2004. See Item 4.D - “Seabee mine - Mine Details”.

E.	Share Ownership

The following table sets forth, as of April 30, 2005, the number of the Company’s common shares beneficially owned by a) the directors and executive officers of the Company individually, and as a group and (b) the percentage ownership of the outstanding common shares represented by such shares. The security holders listed below are deemed to be the beneficial owners of common shares underlying options which are exercisable within 60 days from the above date.

Shareholdings of Directors and Executive Officers

Title of Class	Name of Beneficial Owner	Percent of Ownership	Class **

Common	A.E. Hillier	1.2%	747,800
Common	A.N. McMillan	1.3%	776,250
Common	R. Walker	<1%	50,000
Common	J. MacNeill	<1%	95,000
Common	V. Michasiw	<1%	88,319
Common	R. Gagnon	<1%	265,000
Common	R. Johnson	<1%	90,700

Total Directors/Officers		3.4%	2,113,069

** Based on 61,796,314 shares outstanding as of April 30, 2005.

The following table sets forth the outstanding stock options granted to directors, officers and other employees as of April 30, 2005:

Stock Options Outstanding

Name	Number of Shares of Common Stock	CDN $ Exercise Price	Expiration Date

A.E. Hillier, Director	200,000 200,000 200,000	$0.53 $1.32 $1.30	12/27/11 12/15/08 07/26/09
Jon R. MacNeill, A. Director	50,000 20,000 5,000 10,000 10,000	$3.05 $1.32 $2.10 $2.10 $1.25	04/23/06 12/15/08 11/28/13 01/12/14 01/5/15
Ronald G. Walker, B. Director	20,000 5,000 5,000 10,000 10,000	$1.32 $0.90 $2.10 $2.10 $1.25	12/15/08 11/29/12 11/28/13 01/12/14 01/5/15
C. Robert W. Termuende D. Director	5,000 10,000 10,000	$2.10 $2.10 $1.25	11/28/13 01/12/14 01/5/15
E. A. Neil McMillan, President and CEO	200,000 150,000 50,000 200,000	$0.53 $1.85 $1.32 $1.30	12/27/11 08/04/07 12/15/08 07/26/09
Raymond G. Gagnon, COO	10,000 10,000 30,000 200,000	$0.53 $1.32 $1.71 $0.90	12/27/11 12/15/08 05/21/12 11/29/12
Richard Johnson CFO	50,000 30,000 10,000	$1.80 $0.53 $0.90	01/05/08 12/27/11 11/29/12
Val Michasiw Secretary/Treasurer	20,000 25,000 5,000 10,000 10,000 10,000	$0.53 $1.32 $0.53 $0.90 $2.10 $1.38	12/27/11 12/15/08 07/31/10 11/29/12 11/28/13 11/26/14

TOTAL	1,790,000

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

The exercise prices for stock options are determined in accordance with Toronto Stock Exchange guidelines and reflect the closing price of the Registrant's common shares immediately preceding the day on which the Directors grant the stock options. The maximum term of each stock option does not exceed ten years.

Item 7. Major Shareholders and Related Party Transactions

A.	Major Shareholders

The Company is aware of one person who beneficially owns 5% or more of the Registrant's voting securities. The following table sets forth, as of April 30, 2005, persons and/or companies holding 5% or more beneficial interest in the Company’s outstanding common stock:

Title of Class	Name and Address of Owner	Amount and Nature of Beneficial Ownership	Percent of Class(1)

Common Shares	W.R. MacNeill, Saskatoon, SK	3,718,800(2)	6.0%

(1)	Based on 61,796,314 shares outstanding as of April 30, 2005.
(2)
These shares are owned, directly or indirectly, by BEC International Corporation, a private corporation controlled by William R. MacNeill. Of these shares, 600,000 represent currently exercisable share purchase options.

There have been no significant changes in beneficial ownership of the major shareholders during the past three years. No shareholders of the Company have different voting rights from any other shareholder.

To the best of the Company’s knowledge, the Company is not directly owned or controlled by another company or by any foreign government.

As at April 30, 2005, there were 61,796,314 common shares of the Company issued and outstanding. Based on the records of the Company’s transfer agent, Valiant Trust Company, #310, 606 - 4th Street SW,, Calgary, AB T2P 1T1, as at such date there were 653 shareholders of record. To the best of the Company’s knowledge, as of April 30, 2005 there were 454 registered Canadian shareholders, 12 registered international shareholders, and 154 shareholders registered in the United States holding approximately 3,573,027 shares respectively. This represents 94.2%, .39% and 5.41%, respectively, of the Company’s common shares then outstanding.

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

C.    Interests of Experts and Counsel

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

Item 8. Financial Information

A.	Consolidated Statements and Other Financial Information

This Annual Report contains the consolidated financial statements for the Company for the year ended December 31, 2004 which contains:

Auditors’ Report dated March 14, 2005,
Consolidated Balance Sheets as at December 31, 2004 and 2003,
Consolidated Statements of Earnings (loss) and Retained Earnings for the years ended December 31, 2004, 2003 and 2002,
Consolidated Statements of Cash Flows for the years ended December 31, 2004, 2003 and 2002,
Notes to the Consolidated Financial Statements for the years ended December 31, 2004, 2003 and 2002.

Legal Proceedings

Pursuant to a Notice of Contravention issued by Saskatchewan Labour, Occupational Health and Safety Division, dated March 17, 2003, the Company was ordered to reinstate three workers and reimburse them for lost pay and benefits. The contravention alleges that the Company dismissed these employees contrary to the Occupational Health and Safety Act. The contravention was appealed to the Executive Director and subsequently to an adjudicator. The matter is currently under appeal to the Court of Queen’s Bench, where a decision is pending. Management is of the opinion these claims are unwarranted. The amount of potential loss, if any, may involve payment of approximately 18 months in back pay to each of the employees and will be recognized in earnings at the time of settlement.

Dividends

The Company has not paid dividends on its common shares in the past and does not expect to pay dividends in the near future.

B.	Significant Changes

There have been no significant changes of financial condition since the most recent financial statements dated December 31, 2004 other than described below:

In February 2005, the Company borrowed $5.0 million in the form of a demand loan bearing interest at 5.99%, repayable in monthly principal and interest payments of $96,514 and maturing in February 2010. The loan is secured by a general security agreement covering all assets of the Company, excluding oil and gas assets in Alberta.

In June 2005 the Company completed a private placement offering consisting of a total of 4,203,100 units, issued at a price of $1.00 per unit, and a total of 4,547,273 common shares, issued on a flow-through basis at a price of $1.10 per common share. Gross proceeds from the offering were approximately $9,025,000. Each unit consists of one common share and one-half common share purchase warrant. Each whole purchase warrant entitles the holder, upon exercise at any time within 24 months following the closing date and upon payment of $1.20, to subscribe for one common share.

Item 9. The Offer and Listing

A.    Offer and Listing Details

The following table sets forth the reported high and low closing bid prices of the Company’s common shares on the TSX and AMEX for (a) the five most recent fiscal years; (b) each quarterly period for the past two fiscal years; and (c) for the last six months ending April 30, 2005:

	Toronto Stock Exchange Common Shares Trading Activity
	TSX		AMEX
	Canadian Dollars		US Dollar
Period	High	Low	High	Low

April, 2005	$1.27	$106	$1.08	$.84
March, 2005	$1.33	$1.17	$1.09	$.92
February, 2005	$1.23	$1.07	$1.01	$.86
January, 2005	$1.28	$1.11	$1.05	$.90
December, 2004	$1.29	$1.11	$1.13	$.91
November, 2004	$1.44	$1.26	$1.22	$1.10

Fiscal Year Ended 12/31/04	$2.30	$1.10	$1.79	$.83
Fiscal Year Ended 12/31/03	$2.20	$1.10	$1.73	$1.39
Fiscal Year Ended 12/31/02	$2.45	$0.54	-	-
Fiscal Year Ended 12/31/01	$0.88	$0.47	-	-
Fiscal Year Ended 12/31/00	$1.00	$0.42	-	-

Quarter Ended 12/31/2004	$1.51	$1.10	$1.22	$.93
Quarter Ended 9/30/2004	$1.43	$1.10	$1.14	$.83
Quarter Ended 6/30/2004	$1.90	$1.12	$1.46	$.87
Quarter Ended 3/31/2004	$2.30	$1.52	$1.79	$1.14
Quarter Ended 12/31/2003	$2.20	$1.54	$1.73	$1.39
Quarter Ended 9/30/2003	$1.79	$1.19	-	-
Quarter Ended 6/30/2003	$1.52	$1.10	-	-
Quarter Ended 3/31/2003	$1.80	$1.19	-	-

The closing price of the common shares on May 31, 2005 was $1.96 on the TSX and US $.82 on the AMEX.

B.	Plan of Distribution

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

C.	Markets

The Company's common shares began trading on the Toronto Stock Exchange (“TSX”) in Toronto, Ontario, Canada on September 14, 1987. The Company’s common shares are quoted on the TSX under the symbol “CRJ”. The common shares of the Company were listed on the American Stock Exchange on December 15, 2003, under the symbol “CGR”.

D.	Selling Shareholders

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

E.	Dilution

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

F.	Expenses of the Issue

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

Item 10. Additional Information

A.	Share Capital

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

B.	Memorandum and Articles of Association

The information called for by this item is contained in an Exhibit 1.1 to the Company’s Registration statement on Form 20-F for the year ended December 31, 2001, on file with the Commission, and is incorporated here in by reference.

C.    Material Contracts

The Company has not entered into any material contracts in the past two years other than the ordinary course of business.

D.    Exchange Controls

There are currently no restrictions on the export or import of capital out of or into Canada, nor are there foreign exchange controls or other laws, decrees or regulations of Canada or the province of Saskatchewan restricting remittance of dividends or other payments to non-resident holders of the Company’s common shares, other than any applicable withholding taxes. However, no assurance can be given that legislation enacted in the future will not have an adverse impact on non-Canadian shareholders.

Except as provided in the Investment Canada Act (the “Investment Act”), there are no limitations under the laws of Canada, the province of Saskatchewan or in the charter or any other constituent documents of the Company on the right of foreigners to hold or vote the Company’s common shares.

The Investment Act generally prohibits implementation of a reviewable investment by an individual, government (or agency thereof), corporation, partnership, trust or joint venture that is not a “Canadian” as defined in the Investment Act (a “non-Canadian), unless after review the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in the Company’s common shares by a non-Canadian (other than an “American” as defined in the Investment Act) would be reviewable under the Investment Act if it was an investment to acquire control of the Company and the value of the assets of the Company was $5 million or more. A non-Canadian (other than an American) would be deemed to acquire control of the Company for the purposes of the Investment Act if he acquired a majority of the common shares outstanding (or less than a majority but controlled the Company in fact through the ownership of one-third or more of the common shares outstanding) unless it could be established that, on the acquisition, the Company was not controlled in fact by the acquirer through the ownership of such shares. Certain transactions in relation to the Company’s common shares would be exempt from review under the Investment Act, including, among others, the following:

(a)	acquisition of shares by a person in the ordinary course of that person’s business as trader or dealer in securities;

(b)
acquisition of control of the Company in connection with the realization of security granted for a loan or other financial assistance and not for any purpose related to the provision of the Investment Act; and

(c)
acquisition of control of the Company by reason of any amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control of the Company, through the ownership of voting interests, remains unchanged.

The Investment Act was amended with the Canada-United States Free Trade Agreement to provide for special review thresholds for Americans (including “American-controlled entities” as defined in the Investment Act). Under the Investment Act, as amended, an investment in the Company’s common shares by an American would be reviewable only if it was an investment to acquire control of the Company and the value of the assets of the Company was equal to or greater than a specified amount (the “Review Threshold”), which increases in stages. The Review Threshold is currently $150 million, and remains at $150 million in constant 1992 dollars (calculated as prescribed in the Investment Act) after 1992.

The provisions of the Investment Act and Free Trade Agreement may have an anti-takeover effect as they may operate to prevent U.S. or other non-Canadian persons from directly or indirectly acquiring control of the Company.

(E)    Taxation

Certain Canadian Federal Income Tax Consequences

The discussion under this heading summarizes the material Canadian federal income tax consequences of acquiring, holding and disposing of shares of Common Stock of the Company for a shareholder of the Company who is not resident in Canada but is resident in the United States and who will acquire and hold shares of Common Stock of the Company as capital property for the purpose of the Income Tax Act (Canada) (the “Tax Act”). This summary does not apply to a shareholder who carries on business in Canada through a “permanent establishment” situated in Canada or performs independent personal services in Canada is the shareholder’s holding in the Company is effectively connected with such permanent establishment or fixed base. This summary is based on the provisions of the Tax Act and the regulations thereunder and on the Company’s understanding of the administrative practices of Canada Customs and Revenue Agency, and takes into account all specific proposals to amend the Tax Act or regulations made by the Minister of Finance of Canada to May 3, 2002. It has been assumed that there will be no other relevant amendment of any governing law although no assurance can be given in this respect. The existing tax treaty between the United States and Canada essentially calls for taxation of shareholders by the shareholder’s country of residence. In those instances in which a tax may be assessed by the other country, a corresponding credit against the tax owed in the country of residence is generally available, subject to limitations. This discussion is general only and is not a substitute for independent advice from a shareholder’s own Canadian and U.S. tax advisor.

The provisions of the Tax Act are subject to income tax treaties to which Canada is a party, including the Canada-United States Income Tax Convention (1980) (the “Convention”) and the Protocol to the Convention.

Dividends on Shares of Common Stock

Under the Tax Act, a non-resident of Canada is generally subject to Canadian withholding tax at the rate of 25% on dividends paid or deemed to have been paid to him by a corporation resident in Canada. The Convention limits the rate to 15% if the shareholder is resident in the United States and the dividends are beneficially owned by and paid to him, and to 5%, if the shareholder is also a corporation that beneficially owns at least 10% of the voting stock of the payor corporation.

The Convention generally exempts from Canadian income tax, dividends paid to a religious, scientific, literary, educational or charitable organization or to an organization constituted and operated exclusively to administer a pension, retirement or employee benefit fund or plan, if the organization is resident in the United States and is exempt from income tax under the laws of the United States.

Disposition of Shares of Common Stock

Under the Tax Act, a taxpayer’s capital gain (or capital loss) from a disposition of Common Stock of the Company is the amount, if any, by which his proceeds of disposition exceed (or are exceeded by) the aggregate of his adjusted cost base of the Common Stock and reasonable expenses of disposition.

A non-resident of Canada is not subject to tax under the Tax Act in respect of a capital gain realized upon the disposition of shares unless the shares represent “taxable Canadian property.” In general, shares of Common Stock of the Company will constitute taxable Canadian property of a non-resident shareholder at a particular time if the shareholder used the shares in carrying on business in Canada, or if at any time in the 60 months immediately preceding the disposition, 25% or more of the issued shares of any class of the capital stock of the Company, which were shares on a prescribed stock exchange [Canadian and foreign listed stock exchanges (i.e., United States, U.K., Germany, Japan, etc.)] were owned by the non-resident and persons with whom the non-resident shareholder did not deal at arm’s length.

Where a United States resident realizes a capital gain on a disposition of shares that constitute taxable Canadian property, the Convention relieves the United States resident from liability for Canadian tax on such capital gains unless:

a)
the value of the shares is derived principally from “real property” in Canada, including the right to explore for or exploit natural resources and rights to amounts computed by reference to production,

b)
the shareholder was resident in Canada for 120 months during any period of 20 consecutive years preceding, and at any time during the 10 years immediately preceding, the disposition and the shares were owned by him when he ceased to be resident in Canada, or

c)
the shares formed part of the business property of a “permanent establishment” or pertained to a fixed base used for the purpose of performing independent personal services that the shareholder has or had in Canada within the 12 months preceding the disposition.

A the present time, it appears that the value of the shares of Common Stock of the Company is derived principally from real property in Canada. Accordingly, the exemption from Canadian tax for capital gains on a disposition of these shares would not appear to be available. However, should the activities of the Company change or expand into other areas in the future, the exemption from Canadian tax may be available at that time.

Notwithstanding the potential exemption from Canadian tax provided under the Convention, where a non-resident of Canada disposes of shares of Common Stock of the Company that are “taxable Canadian property”, the non-resident is required to file a Canadian income tax return in respect of any such dispositions.

Assuming that no exemption is available under the Convention, a shareholder who is a non-resident of Canada to whom the Company’s shares of Common Stock represent taxable Canadian property will include one-half of the amount of the capital gain (the “taxable capital gain”) on the disposition of the Company’s shares as taxable income for purposes of computing Canadian tax payable. Where a non-resident shareholder realizes a capital loss on the disposition of “taxable Canadian property”, one half of the loss (the “allowable capital loss”) may be deducted from taxable capital gains from the disposition of taxable Canadian property realized by the shareholder in the same year. Alternatively, where the non-resident shareholder cannot apply the allowable capital loss against taxable capital gains realized in the same year, subject to certain adjustments for years when the capital gains inclusion rate was greater than one-half, the allowable capital loss can be deducted from taxable capital gains realized by the non-resident shareholder in respect of taxable Canadian property in the three previous years or any subsequent year.

If a share of the Common Stock of the Company is disposed of by the Shareholder to the Company other than in the open market in the manner in which shares would normally be purchased by the public, the proceeds of disposition will, in general terms, be limited to the paid-up capital of the share and the balance of the price paid will be deemed to be a dividend. The amount of such dividend will be subject to Canadian withholding tax as previously described.

Certain United States Federal Income Tax Considerations

The following discussion summarizes the material United States federal income tax consequences, under current law, generally applicable to a U.S. Holder (as defined below) of the Company’s Common Stock who holds the Common Stock as a capital asset. This discussion does not address consequences peculiar to persons subject to special provisions of United States federal income tax law, such tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations, shareholders owning Common Stock representing 10% of the voting power of the Company or shareholders who acquired their Common Stock through the exercise of employee stock options or otherwise as compensation. In addition, this discussion does not cover any state, local or foreign tax consequences.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations, published Internal Revenue Services (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all which could be materially and adversely changed, possibly on a retroactive basis, at any time. The following discussion is for general information only and is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of the Company’s Common Stock and no opinion or representation with respect to the United States federal income tax consequences, to any such holder or prospective holders is made. Accordingly, holders and prospective holders of the Company’s Common Stock should consult their own tax advisors about the United States federal, state, local and foreign tax consequences of purchasing, owning and disposing of shares of Common Stock of the Company.

U.S. Holders

As used herein, a “U.S. Holder” is defined as (i) a citizen or resident of the United States, (ii) a corporation or other entity treated as a corporation for United States federal income tax purposes created or organized under the laws of the United States or any political subdivision thereof, (iii) an estate the income of which is subject to United States federal income tax regardless of source or that is otherwise subject to United States federal income tax on a net income basis in respect of the Common Stock, or (iv) a trust whose administration is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust.

Distribution on Shares of Common Stock

Subject to the discussion under “Passive Foreign Investment Company Rules” below, U.S. Holders receiving dividend distributions (including constructive dividends) with respect to the Company’s Common Stock are required to include in gross income for United States federal income tax purposes the gross amount of such distributions to the extent that the Company has current or accumulated earnings and profits, calculated pursuant to United States federal income tax principles, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s United States federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s United States federal taxable income by those who itemize deductions. (See more detailed discussion at “Foreign Tax Credit” below).

Subject to certain limitations, dividends paid to non-corporate U.S. Holders may be eligible for a reduced rate of taxation if the Company is a “qualified foreign corporation” for United States federal income tax purposes. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States that includes an exchange of information program and that the United States Treasury Department has determined is satisfactory for purposes of the qualified dividend provisions of the Code. The United States Treasury Department has determined that the income tax treaty between the United States and Canada (the “Convention”) is satisfactory for purposes of the qualified dividend provisions of the Code. A foreign corporation that otherwise meets this qualification will not be a qualified foreign corporation if it is a passive foreign investment company (“PFIC”) for either the taxable year during which the dividend is paid or the preceding taxable year. The Company believes that it will be a qualified foreign corporation for so long as it is not a PFIC and it is eligible for the benefits of the Convention. Its status as a qualified foreign corporation, however, may change.

To the extent that distributions exceed current or accumulated earnings and profits of the Company, calculated pursuant to United States federal income tax principles, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the Common Stock and thereafter as gain from the sale or exchange of such shares. Preferential tax rates for long-term capital gains are applicable to a non-corporate U.S. Holder. Dividends paid on the Company’s Common Stock will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations.

Foreign Tax Credit

A U.S. Holder who pays (or had withheld from distributions) Canadian income tax with respect to the ownership of the Company’s Common Stock may be entitled, at the option of the U.S. Holder, to either a tax credit or a deduction for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. Subject to certain limitations, Canadian taxes withheld will be eligible for credit against the U.S. Holder’s United States federal income taxes. Under the Code, the limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. Dividends paid by the Company will be treated as foreign source income. For taxable years beginning on or before December 31, 2006, such dividends generally will be either “passive” income or “financial services” income, depending on the particular U.S. Holder’s circumstances. For taxable years beginning after December 31, 2006, such dividends generally will be either “passive category” income or “general category” income, depending on the particular U.S. Holder’s circumstances. Foreign tax credits allowable with respect to each class of income cannot exceed the United States federal income tax otherwise payable with respect to such class of income. The consequences of the separate limitations will depend on the nature and sources of each U.S. Holder’s income and the deductions appropriately allocated or apportioned thereto. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of Common Stock should consult their own tax advisors regarding their individual circumstances.

Disposition of Shares of Common Stock

Subject to the discussion under “Passive foreign Investment Company Rules” below, a U.S. Holder will recognize a gain or loss upon the sale of shares of Common Stock equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received; and (ii) the shareholder’s tax basis in the Common Stock. Such gain or loss will be long-term capital gain or loss if the U.S. Holder has held the Common Stock for more than one year. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations but, in general, non-corporate U.S. Holders may deduct net capital losses, whether short-term or long-term, of up to US$3,000 per year (US$1,500 in the case of a married individual filing separately). For Non-corporate U.S. Holders any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted. Gain or loss recognized upon the sale of shares of Common Stock generally will be treated as United States source income or loss for foreign tax credit purposes.

Passive Foreign Investment Company Rules

The Company does not believe that it was a PFIC for the 2004 taxable year and does not expect to become a PFIC for the current taxable year, although there can be no assurance that it will not become a PFIC for the current or any future taxable year. In general, the Company will be a PFIC for a taxable year if (i) 75% or more of the Company’s gross income consists of “passive” income or (ii) 50% or more of the average quarterly value of the Company’s assets consists of assets that produce, or are held for the production of, such passive income. Gains from transactions in commodities such as gold, oil and gas generally are treated as passive income unless the gains arise from the sale of the commodities in the active conduct of a commodities business by a foreign corporation and certain other requirements are met.

If the Company were to be a PFIC, then a U.S. Holder would be required to pay an interest charge together with tax calculated at a maximum tax rate on certain “excess distributions” (defined to include gain on the sale of stock) unless such U.S. Holder made an election to mark to market his or her Company Common Stock at the end of each taxable year as set forth in Section 1296 of the Code. If the Company is a PFIC for any taxable year during which a U.S. Holder holds Common Stock, the Company generally will continue to be treated as a PFIC for that U.S. Holder for succeeding years.

U.S. Holders should consult their tax advisors about making a mark-to-market election and about the United States federal income tax consequences that would result if the Company were to become a PFIC.

Information Reporting and Backup Withholding

United States information reporting requirements may apply with respect to the payment of dividends to U.S. Holders of the Company’s Common Stock and the payment of proceeds from the sale of Common Stock. A non-corporate U.S. Holder may be subject to backup withholding at a 28% rate with respect to dividends when such U.S. Holder (1) fails to furnish or certify a correct taxpayer identification number to the payor in the required manner, (2) is notified by the IRS that it has failed to report payments of interest or dividends properly or (3) fails, under certain circumstances, to certify that it has been notified by the IRS that it is subject to backup withholding for failure to report interest and dividend payments. U.S. Holders should consult their own tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

F.	Dividends and Paying Agents

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

G.    Statements by Experts

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

H.    Documents on Display

Any documents referred to in this Annual Report may be inspected at the head office of the Company, Suite 200-224 - 4th Avenue South, Saskatoon, SK S7K 5M5, during normal business hours.

I.	Subsidiary Information

Not Applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

The following discusses the Corporation’s exposure to market risk related to changes in gold prices, U.S./Canada dollar exchange rates and interest rates. This discussion contains forward looking statements that are exposed to risks and uncertainties, many of which are out of the Company’s control. The Company’s primary market risks are related to fluctuations in gold, oil, NGLs and gas prices and fluctuations in U.S./Canada dollar exchange rates. To a lesser extent, the Company is subject to market risk related to interest rates. The Company has established policies to manage sensitivity to both fluctuations in gold price risks and fluctuations in foreign currency exchange rates risk. These policies include the monitoring of the Company’s net exposure to each risk and include the use of forward, spot deferred and options contracts to hedge fluctuations in the price of gold and forward contracts to hedge exposure to fluctuations in foreign currency exchange rates.

Earnings of the Company’s gold and oil & gas operations are sensitive to fluctuations in both commodity and currency prices. The key factors and their approximate effect on earnings, earnings per share and cash flow, based on assumptions comparable to 2004 actuals, are as follows:

Gold

For a US $10 price movement in gold price per ounce, earnings and cash flow will have a corresponding movement of CDN $.5 million, or $0.01 per share; for a $0.01 movement in the US$/CDN$ exchange rate, earnings and cash flow from gold sales will have a corresponding movement of $.3 million.

Oil & NGLs

For a US $5 price movement in oil price per barrel, earnings and cash flow will have a corresponding movement of $.6 million, or $0.01 per share; for a $0.01 movement in the US$/CDN$ exchange rate, earnings and cash flow from oil and NGLs will have a corresponding movement of $.05 million.

Gas

For a US $1 price movement in gas price per MCF, earnings and cash flow will have a corresponding movement of $1.0 million, or $0.02 per share; for a $0.01 movement in the US$/CDN$ exchange rate, earnings and cash flow from gas will have a corresponding movement of $.07 million.

See Item 5E. “Off-Balance Sheet” arrangements for further discussion of derivative items.

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

Part II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not Applicable

Item 14. Material Modifications to the Rights of Securities Holders and Use of Proceeds

Not Applicable

Item 15. Controls and Procedures

The Company’s principal executive officer and its principal financial officer, after evaluating the effectiveness of the Company’s disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) on December 31, 2004, concluded that, as of such date, the Company’s disclosure controls and procedures were adequate and effective to ensure that material information relating to the Company and its consolidated subsidiaries would be made known to them by others within those entities.

There were no significant changes in the Company’s internal control over financial reporting or in other factors that could significantly affect the Company’s internal control over financial reporting during 2004.

Item 16A. Audit Committee

The Board of Directors has determined that Mr. Robert Termuende is the Company’s audit committee financial expert and is independent.

Item 16B. Code of Ethics

The Company has adopted a Code of Ethics that applies to all directors, officers and employees of the Company. The Code of Ethics has been posted on the Company’s website at www.clauderesources.com.

Item 16C. Principal Accountant Fees and Services

Payments to the Company’s external auditors, KPMGLLP, Saskatoon, SK for audit and non-audit services for the years ended December 31, 2004 and 2003 were as follows:

	2004	2003

Audit Fees	$87,563	$77,731
Audit - Related Fees	-	13,500
Tax Fees	19,400	17,550
All Other Fees	-	-
TOTAL	$106,963	$108,781

The Company’s Audit Committee Mandate incorporates the Company’s pre-approval policies and procedures. The policy includes prohibitions or restrictions on services that may be provided by the Company’s external auditors and requires that all services by external auditors be pre-approved by the audit committee.

All of the services rendered by the Company’s auditors during 2004 were pre-approved by the Company’s Audit Committee.

Item 16D. Exemptions from Listing Standards for Audit Committee

Not Applicable

Item 16E. Purchases of Equity Securities By the Issuer and Affiliated Purchasers

The Company did not repurchase any of its shares during 2004.

Item 17. Financial Statements

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as disclosed in Note 21 to the 2004 audited financial statements.

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

4.6
Seabee Surface Lease Agreement Amendment with the Government of Saskatchewan dated June 4, 2002 (incorporated by reference to exhibit 4.6 of Claude Resources Inc.’s Form 20-F for the fiscal year ended December 31, 2002).

4.7	Madsen property Option Agreement Amendment with Placer Dome (CLA) Ltd. dated December 5, 2002 (incorporated by reference to exhibit 4.7 of Claude Resources Inc.’s Form 20-F for the fiscal year ended December 31, 2002).
12.1	CEO Certification pursuant to rule 13a-15(e) or 15d-15(e), as enacted pursuant to section 302 of the Sarbanes-Oxley Act of 2002.
12.2	CFO Certification pursuant to rule 13a-15(e) or 15d-15(e), as enacted pursuant to section 302 of the Sarbanes-Oxley Act of 2002.
13.1	CEO Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	CFO Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Management Information Circular dated April 27, 2005.

SIGNATURE

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

CLAUDE RESOURCES INC.
(Registrant)

Date: June 27, 2005	By:	/s/ Neil McMillan
Neil McMillan
President & CEO

Management Responsibility for Consolidated Financial Statements

The accompanying consolidated financial statements of Claude Resources Inc. are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared by management in conformity with Canadian generally accepted accounting principles. The consolidated Canadian financial statements include some amounts that are based on best estimates and judgments. Financial information used elsewhere in the annual report is consistent with that in the financial statements.

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

(signed)

Rick Johnson
Vice President Finance &
Chief Financial Officer
Saskatoon, Canada
March 14, 2005

Report of Independent Registered Public Accounting Firm

Auditors' Report to the Shareholders

We have audited the consolidated balance sheets of Claude Resources Inc. as at December 31, 2004 and 2003 and the consolidated statements of earnings (loss), retained earnings and cash flows for each of the years in the three-year period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2004 in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 21 to the consolidated financial statements.

(signed)

KPMG LLP

Chartered Accountants

Saskatoon, Canada
March 14, 2005

Comments by Auditor for U.S. Readers on Canada-U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph following the opinion paragraph when there is a change in accounting principles that has a material effect on the comparability of the Company’s financial statements, such as the change described in Note 21 to the consolidated financial statements. Our report to the shareholders dated March 14, 2005 is expressed in accordance with Canadian reporting standards which do not require a reference to such change in accounting principles in the auditors' report when the change is properly accounted for and adequately disclosed in the financial statements.

(signed)

KPMG LLP

Chartered Accountants

Saskatoon, Canada
March 14, 2005

Consolidated Balance Sheets
DECEMBER 31 (CANADIAN DOLLARS IN THOUSANDS)

	2004	2003
		(restated
		- Note2)
Assets
Current assets:
Cash	$-	$3,259
Receivables	1,667	2,512
Inventories (Note 3)	4,828	3,801
Shrinkage stope platform costs (Note 4)	7,903	6,678
Prepaids	364	259
	14,762	16,509

Oil and gas properties (Note 5)	6,101	4,766
Mineral properties (Note 6)	34,327	26,932
Investments (Note 7)	668	1,660
Promissory note (Note 8)	6,982	-
Deposits for reclamation costs (Note12)	2,061	1,950
	$64,901	$51,817
Liabilities and Shareholders’ Equity
Current liabilities:
Bank indebtedness	$343	$-
Payables and accrued liabilities	4,580	4,565
Other current liabilities (Note10)	528	54
	5,451	4,619

Obligations under capital lease (Note 11)	-	59
Royalty obligation (Note 8)	6,982	-
Deferred revenue (Note 8)	563	-
Asset retirement obligations (Note 12)	2,046	1,903

Shareholders’ equity:
Share capital (Note 13)	43,966	38,850
Contributed surplus	330	225
Retained earnings	5,563	6,161
	49,859	45,236
Commitments and contingencies (Note 17 and Note 18)
Subsequent event (Note 19)
	$64,901	$51,817

See accompanying notes to consolidated financial statements.

On behalf of the Board:

(Signed)	(Signed)
William R. MacNeill	Jon R. MacNeill
Chairman	Director

Consolidated Statements of Earnings (Loss)
YEARS ENDED DECEMBER 31 (CANADIAN DOLLARS IN THOUSANDS)

	2004	2003	2002
		(restated	(restated
		- Note 2)	- Note 2)
Revenues:

Gold	$22,470	$25,807	$20,363
Oil and gas:
Gross revenue	9,745	9,368	7,043
Crown royalties	(2,209)	(2,346)	(1,748)
Alberta Royalty Tax Credit	442	539	440
Overriding royalties	(4,618)	(4,077)	(2,929)
Net oil and gas revenue	3,360	3,484	2,806
	25,830	29,291	23,169
Expenses:
Gold	15,904	18,041	16,211
Oil and gas	1,574	1,260	1,138
General and administrative	2,332	2,152	2,381
Interest and other (Note 14)	(58)	101	(84)
Provision for income taxes (Note 15)	-	63	31
	19,752	21,617	19,677

Earnings before the undernoted items	6,078	7,674	3,492
Depreciation, depletion and accretion:
Gold	6,023	5,369	4,934
Oil and gas	653	507	469
Net earnings (loss)	$(598)	$1,798	$(1,911)

Net earnings (loss) per share (Note 16)
Basic and diluted	$(0.01)	$0.03	$(0.04)

See accompanying notes to consolidated financial statements.

Consolidated Statements of Retained Earnings
YEARS ENDED DECEMBER 31 (CANADIAN DOLLARS IN THOUSANDS)

	2004	2003	2002
		(restated	(restated
		- Note 2)	- Note 2)
Retained earnings, beginning of year
As previously reported	$6,560	$4,667	$6,274
Effect of change in accounting policy (Note 2)	(399)	(304)	-
As restated	6,161	4,363	6,274
Net earnings (loss)	(598)	1,798	(1,911)
Retained earnings, end of year	$5,563	$6,161	$4,363

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows
YEARS ENDED DECEMBER 31 (CANADIAN DOLLARS IN THOUSANDS)

	2004	2003	2002
		(restated	(restated
		- Note 2)	- Note 2)
Cash provided from (used in):

Operations:
Net earnings (loss)	$(598)	$1,798	$(1,911)
Non-cash items:
Depreciation and depletion	6,533	5,743	5,279
Accretion of asset retirement obligation	143	133	124
Stock-based compensation	136	65	163

Net change in non-cash working capital:
Receivables	845	(338)	(1,475)
Inventories	(1,027)	(435)	1,280
Shrinkage stope platform costs	(1,225)	(826)	(3,021)
Prepaids	(105)	69	(78)
Payables and accrued liabilities	15	2,625	(174)
Cash from operations	4,717	8,834	187

Investing:
Mineral properties	(13,330)	(14,864)	(8,180)
Oil and gas properties	(1,964)	(1,828)	(730)
Promissory note	(6,982)	-	-
Investments	992	(1,041)	115
Short-term investments	-	300	(300)
Increase in reclamation deposits	(111)	(525)	(768)
	(21,395)	(17,958)	(9,863)

Financing:
Issue of common shares, net of issue costs	5,116	14,181	6,304
Proceeds on sale of royalty	7,113	-	-
Deferred revenue	906	-	-
Demand loan repayment	-	(110)	(328)
Obligations under capital lease:
Proceeds	-	-	214
Repayment	(59)	(60)	(41)
	13,076	14,011	6,149

Increase (decrease) in cash position	(3,602)	4,887	(3,527)
Cash position, beginning of year	3,259	(1,628)	1,899
Cash position, end of year	$(343)	$3,259	$(1,628)

Supplemental cash flow disclosure:
Interest paid	98	111	102
Income taxes paid	18	63	31

Notes To Consolidated Financial Statements
YEARS ENDED DECEMBER 31
TABULAR DOLLAR AMOUNTS IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT AS OTHERWISE NOTED

Operations:

SEABEE GOLD MINE

The Seabee gold mine, owned 100% by the Company, is located 125 kilometres northeast of La Ronge, Saskatchewan. Mining of the ore reserves commenced in 1991.

OIL & GAS

The Company, through its wholly-owned subsidiary, 574095 Alberta Ltd., has an interest in the Nipisi Gilwood No. 1 oil field and the Edson Gas Unit No. 1 gas field and associated gas plant and gathering lines. Both areas are operated by others. In addition to these properties, the Company has interests in producing oil and gas wells at a number of other Alberta locations. The Alberta properties are subject to an overriding royalty.

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

A summary of significant accounting policies is as follows:

CONSOLIDATION PRINCIPLES

The consolidated financial statements include the accounts of the Company and its subsidiaries. Interests in joint ventures are accounted for by the proportionate consolidation method.

CASH

Cash and cash equivalents include cash and short-term investments which, on acquisition, have a term to maturity of three months or less. Cash position consists of cash and cash equivalents less bank indebtedness.

SHORT-TERM INVESTMENTS

Short-term investment certificates are carried at the lower of cost and market value.

INVESTMENTS

Investments are carried at cost or at cost less amounts written-off to reflect an impairment in value that is other than a temporary decline.

DEPOSITS FOR RECLAMATION COSTS

Deposits for reclamation costs consist of investment certificates held as security for reclamation requirements and are carried at the lower of cost and market.

INVENTORIES

Gold inventory, which includes gold bullion, gold contained in the milling circuit and in stockpiled ore on surface, is valued at the lower of cost and net realizable value. Costs include labour, equipment costs and operating overhead. Material and supplies inventory is valued at the lower of cost and net realizable value.

SHRINKAGE STOPE PLATFORM COSTS

The Company utilizes the shrinkage stope mining method to mine its ore body at the Seabee mine. Under this method, ore used as a working platform to access and mine further ore is valued at the lower of cost and net realizable value. Costs include labour, equipment costs and operating overhead. This broken ore is reclassified to inventory once transported to surface.

OIL & GAS OPERATIONS

The Company follows the full-cost method of accounting whereby all costs relating to the exploration for and development of oil and gas reserves are capitalized. Such costs include land acquisition costs, geological and geophysical expenses, engineering fees, related direct administrative expenses, the costs of drilling both productive and non-productive wells, including production equipment, the fair value of retirement obligations and the cost of constructing processing facilities. Also capitalized are identifiable carrying charges on undeveloped properties. Proceeds received from disposal of property interests are credited against accumulated costs except when the disposition results in a significant change in the depletion rate, in which case a gain or loss on disposal is recognized.

The carrying values of the Company’s oil and gas properties are compared annually to an estimate of undiscounted future net cash flow from the production of proved reserves, based on future prices. If the carrying value is not fully recoverable, the amount of impairment is measured by comparing the carrying amount of the oil and gas properties to an amount equal to the estimated net present value of future cash flows from proved plus probable reserves. Any excess carrying value above the net present value of the future cash flows would be recorded as a permanent impairment and charged to earnings.

The costs related to petroleum and natural gas properties are depleted on the unit of production method based on the estimated proved reserves as determined by independent consultants, before deduction of royalties and after conversion to units of common measure based on relative energy content.

The Company is engaged in oil and gas exploration and production in Canada and substantially all of these activities are conducted with others. The accounts reflect only the Company’s proportionate interest in such activities.

MINERAL PROPERTIES

All costs related to the acquisition, exploration, development and retirement of mineral properties and the development and retirement of milling assets are capitalized. Development costs at our producing property include only those historical expenditures incurred to extend reserves by converting mineralized material to reserves or for further delineation of existing reserves. Interest on debt associated with the acquisition of mineral properties is capitalized until commencement of commercial production. There have been no interest costs capitalized to date. Amounts reflected for mineral properties not in commercial production represent costs incurred to date, net of write-downs, and are not intended to reflect present or future values. The recoverability of the costs is dependent upon the discovery of economically recoverable ore reserves, the ability to obtain necessary financing to complete development and the development of future profitable production from the properties or realization of sufficient proceeds from the disposition of the properties.

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

The Company holds various positions in mining interests, including exploration rights, mineral claims, mining leases, unpatented mining leases and options to acquire mining claims or leases. All of these positions are classified as mineral properties for financial statement purposes.

When options are granted on mineral properties or properties are sold, proceeds are credited to the cost of the property. If no future capital expenditure is required and proceeds exceed costs, the amount is reported as a gain.

ASSET RETIREMENT OBLIGATIONS

The fair value of the liability for the Company’s asset retirement obligation is recorded in the period in which it is incurred, discounted to its present value using the Company’s credit adjusted risk-free interest rate and the corresponding amount is recognized by increasing the carrying amount of the related long-lived asset. The liability is accreted each period, and the capitalized cost is depreciated over the useful life of the related asset.

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

FOREIGN CURRENCY TRANSLATION

Revenue and expense transactions denominated in foreign currencies are translated in Canadian dollars at the rate of exchange prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated in Canadian dollars at the rate of exchange in effect at the balance sheet date. Exchange gains and losses on these transactions are included in earnings.

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

The Company formally documents relationships between hedging instruments and hedged items, including linking all derivatives to specific assets and liabilities or to specific commitments or anticipated transactions. The Company formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair value or cash flows of hedged items.

Gains and losses on foreign currency denominated derivative financial and commodity instruments used to hedge anticipated US dollar denominated gold sales are recognized as an adjustment of revenue when the sale is recorded.

Realized and unrealized gains or losses associated with derivative instruments, which have been terminated prior to maturity, are deferred under other current, or non-current, assets or liabilities on the balance sheet and recognized in income in the period in which the underlying hedged transaction is recognized. In the event a designated hedged item is sold or extinguished prior to the termination of the related derivative instrument, the hedge is no longer effective, or it is no longer probable that the anticipated transaction will occur substantially as and when identified on the inception of the hedging relationship, any realized or unrealized gain or loss on such derivative instrument is recognized in income.

INCOME TAXES

Future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying value of existing assets and liabilities and their respective tax bases. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

FLOW-THROUGH SHARES

The Company finances a portion of its exploration activities through the issue of flow-through shares. The Company records the tax cost of expenditures renounced to subscribers on the date the deductions are renounced to the subscribers. Share capital is reduced and future income tax liabilities are increased by the estimated income tax benefits renounced by the Company to the subscribers, except to the extent that the Company has unrecorded loss carryforwards and tax pools in excess of book value available for deduction.

PER SHARE AMOUNTS

Basic per share amounts are calculated using the weighted average number of shares outstanding during the period. Diluted per share amounts are calculated based on the treasury-stock method, which assumes that any proceeds obtained on exercise of options and warrants would be used to purchase common shares at the average market price during the period. The weighted average number of shares outstanding is then adjusted by the net change.

STOCK-BASED COMPENSATION PLANS

The Company has two stock-based compensation plans which are described in Note 13. The Company accounts for all stock option awards using the fair-value method of accounting. Under this method the Company recognizes a compensation expense for all stock options awarded since January 1, 2002 based on the fair value of the options at the date of the grant which is determined using an option pricing model. Prior to January 1, 2002, the date of implementation of the fair-value method of accounting for stock-based compensation, the Company recognized the fair value of stock-based compensation issued to non-employees. The fair value of the options is expensed over the vesting period with a corresponding amount recorded as contributed surplus. Under the Employee Share Purchase Plan, compensation expense is recognized for the value of the Company's contribution to the plan. Consideration received on the exercise of stock options and the employee share purchase plan is recorded as share capital and the related contributed surplus is transferred to share capital.

2. Changes in Accounting Policies:

Effective January 1, 2004, the Company adopted the new Handbook Section 3870, "Stock-based Compensation and other Stock-based Payments". This section requires that a fair-value based method of accounting be applied for all stock-based compensation plans. The Company has adopted the fair-value method of accounting for employee stock options and other stock-based payments with retroactive reinstatement to January 1, 2002. The cumulative effect of the change in policy on the balance sheet at January 1, 2004 was to increase payables and accrued liabilities by $30,000, increase contributed surplus by $225,000, increase share capital by $144,000 and decrease opening retained earnings by $399,000. The effect of the change in policy on the statement of earnings for the year ended December 31, 2003 was a reduction in earnings of $95,000 (2002 - $304,000).

Effective January 1, 2004, the Company adopted the new Canadian Accounting Guideline, Hedging Relationships, which established new criteria for hedging relationships in effect on or after January 1, 2004. To qualify for hedge accounting, the hedging relationship must be appropriately documented and there must be reasonable assurance, both at the inception and throughout the term of the hedge, that the hedging relationship will be effective. Effectiveness requires a high degree of correlation of changes in fair values or cash flows between the hedged item and the hedge. The adoption of this accounting guideline had no material impact on the consolidated financial statements.

Effective January 1, 2004, the Company adopted Accounting Guideline 16 “Oil and Gas Accounting - Full Cost”. Under this guideline, impairment is recognized if the carrying amounts of the oil and gas assets exceed the sum of the undiscounted cash flows expected to result from the Company’s proved reserves. If the carrying value is not fully recoverable, the amount of impairment is measured by comparing the carrying amount of the capital assets to an amount equal to the estimated net present value of future cash flows from both proved plus probable reserves (using a Company risk-free interest rate discount factor and future prices and costs). In prior years, the impairment test was based on the sum of the undiscounted future cash flows from proved reserves (using year-end prices) after deducting all expected future financing, administration, site restoration and tax costs. The adoption of this guideline had no material impact on the consolidated financial statements.

In March 2004, the Emerging Issues Committee clarified that the tax costs of expenditures renounced on flow-through shares should be recorded when the deductions on the expenditures are renounced to subscribers. Prior to this, the Company recorded the tax costs of renounced expenditures when the shares were issued. As the Company has unrecorded tax benefits, this change in policy had no material impact on the consolidated financial statements.

3. Inventories:

	2004	2003

Bullion in-circuit	$347	$446
Stockpiled ore	364	419
Materials and supplies	4,117	2,936
	$4,828	$3,801

4. Shrinkage Stope Platform Costs:

	2004	2003

Stope Platform Costs	$7,903	$6,678

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

5. Oil & Gas Properties:

Details of the Company’s oil and gas property, plant and equipment are as follows:

		Accumulated			Accumulated
		depreciation,			depreciation,
		depletion and	2004		depletion and	2003
	Cost	write-down	Net	Cost	write-down	Net

Property acquisition and drilling costs	$12,434	$9,994	$2,440	$11,304	$9,775	$1,529
Gas plant and production equipment	8,762	5,101	3,661	7,940	4,703	3,237
	$21,196	$15,095	$6,101	$19,244	$14,478	$4,766

The Alberta oil and gas properties are subject to an overriding royalty. This obligation will cease when approximately $147,500,000 has been paid or when the properties cease to produce.

Amounts of the cumulative overriding royalty paid or accrued are as follows:

December 31, 2004  $118,217,000
December 31, 2003  $113,599,000

6. Mineral Properties:

Details of the Company’s mineral related property, plant and equipment are as follows:

		Accumulated			Accumulated
		depreciation,			depreciation,
		depletion and	2004		depletion and	2003
	Cost	write-down	Net	Cost	write-down	Net

Property acquisition and mine development costs	$61,309	$43,974	$17,335	$52,743	$40,644	$12,099
Buildings, plant and equipment	63,349	54,158	9,191	62,340	51,614	10,726
Exploration properties	12,610	4,809	7,801	8,866	4,759	4,107
	$137,268	$102,941	$34,327	$123,949	$97,017	$26,932

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

Upon Placer fulfilling its obligations in respect of the option agreement, Placer and Claude will form a joint venture with respective interests of 55% and 45%. At Claude’s request, Placer may earn an additional 5% of the project by funding Claude’s share of infrastructure costs associated with any mine development on the property. Under the agreement, Claude’s interests cannot be reduced below 40%.

7. Investments:

	2004	2003

Investments	$668	$1,660

At December 31, 2004, the quoted market value of the investments was $3.9 million (2003 - $3.4 million).

8. Promissory Note and Royalty Obligation:

In December 2004, the Company sold a production royalty for proceeds of $7.1 million. As part of the transaction, $7.0 million of the sales price was loaned to a financial institution and has been pledged to secure the Company's obligations under the royalty agreement. Pursuant to the agreement, the Company received $.9 million in fees and interest including $.6 million for the indemnification provided to third parties for any breach of the royalty agreement by the Company and $.3 million for interest prepayments. The funds received pursuant to the indemnification have been presented as deferred revenue and will be recognized over the expected remaining life of the royalty agreement. The funds received for the interest prepayment will be recognized in 2005.

During the term of the royalty arrangement, up to 10 years, the Company is entitled to have amounts held under the promissory note used to make royalty payments under the royalty obligations. In certain circumstances, but in no event later than December 2014, the Company will have the right to repurchase the royalty interest at no greater than the fair market value thereof at the time of repurchase. The repurchase price will be paid from the balance owing to the Company under the promissory note.

Annual royalties, dependent upon sales volume, will be payable at rates ranging from CDN $1.00 to $24.53 per ounce.

In addition to the royalty, the Company has granted a net profits interest (“NPI”) for the years 2011 to 2014. The NPI ranges from 2.5% to 4% payable only when gold prices exceed CDN $800 per ounce. No NPI is payable until the Company recovers capital, development, reserve and interest charges. These costs accumulate beginning December 29, 2004.

9. Operating Line of Credit:

The Company has a $3,500,000 operating line of credit which bears interest at prime plus 1%. These funds are available for general corporate purposes. At December 31, 2004, the unused portion of the bank line was $2.1 million.

10. Other Current Liabilities:

	2004	2003

Deferred revenue (Note 8)	$343	$-
Royalty payable (Note 8)	131	-
Current portion of obligations under capital lease (Note 11)	54	54
	$528	$54

11. Obligations under Capital Lease:

The obligation under capital lease bears interest at 5.4%, is due in 2006 and is secured by leased equipment. The capital lease will be repaid in 2005.

12. Asset Retirement Obligations:

The Company has accrued estimated future site reclamation costs for the following business segments:

	2004	2003

Mineral properties	$1,530	$1,423
Oil and gas properties	516	480
	$2,046	$1,903

Potential changes in regulatory requirements as well as the continuing process of evaluating reclamation alternatives result in an element of uncertainty in estimating these amounts.

As required by regulatory authorities, the Company has provided letters of credit as security for reclamation related to the Madsen, Seabee and Tartan properties in the amounts of $658,000 (2003 - $658,000), $1,315,000 (2003 - $1,292,000) and $40,000 (2003 - $0) respectively. As security for these letters of credit, the Company has provided investment certificates in the amount of $2,013,000 (2003 - $1,950,000). The Company has also deposited $48,000 towards its reclamation obligations on certain of its Saskatchewan oil properties.
The Company has estimated the total obligations associated with the retirement of the Seabee, Madsen and Tartan properties at December 31, 2004 to be $3.4 million. The fair value of these obligations was determined using a 7.5% discount rate and expected payment of obligations ranging over the next 10 to 15 years.

The Company has estimated the total obligations associated with the retirement of its oil and gas assets at December 31, 2004 to be $1.4 million. The fair value of these obligations was determined using a 7.5% discount rate and an expected payment of obligations ranging over the next 8 to 21 years.

13. Share Capital:

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

The first preferred shares are issuable in series and rank ahead of the second preferred shares and the common shares in respect of dividend payment, dissolution or any other distribution of assets. The other rights, privileges, restrictions and conditions attached to each series of the first preferred shares are fixed by the Board of Directors at the time of creation of such series.

The second preferred shares are issuable in series and rank ahead of the common shares in respect of dividend payment, dissolution or any other distribution of assets. The other rights, privileges, restrictions and conditions attached to each series of the second preferred shares are fixed by the Board of Directors at the time of creation of such series.

ISSUED AND OUTSTANDING COMMON SHARES

		2004		2003		2002
	Number	Amount	Number	Amount	Number	Amount

Beginning of year	58,341,627	$ 38,850	49,459,477	$ 24,525	43,053,853	$ 18,362
ESPP (a)	61,597	120	159,130	230	227,931	121
Exercise of stock options (b)	-	-	35,000	23	90,000	74
Issued for mineral properties (c)	-	-	-	-	75,000	68
Private placement (d)	-	-	-	-	5,000,000	5,000
Issue costs	-	-	-	-	-	(509)
Exercise of warrants (d)	-	-	2,550,770	3,176	12,693	13
Flow-through shares (e)	-	-	-	-	1,000,000	1,500
Issue costs	-	-	-	-	-	(104)
Private placement (f)	-	-	2,500,000	3,750	-	-
Issue costs	-	-	-	(223)	-	-
Exercise of warrants (f)	1,138,450	2,106	137,250	254	-	-
Flow-through shares (g)	-	-	1,000,000	2,500	-	-
Issue costs	-	-	-	(49)	-	-
Private placement (h)	-	-	2,500,000	5,000	-	-
Issue costs	-	(119)	-	(336)	-	-
Flow-through shares (i)	1,000,000	1,500	-	-	-	-
Issue costs	-	(107)	-	-	-	-
Flow-through shares (j)	1,150,033	1,725	-	-	-	-
Issue costs	-	(109)	-	-	-	-
End of year	61,691,707	$ 43,966	58,341,627	$ 38,850	49,459,477	$ 24,525

(a) EMPLOYEE SHARE PURCHASE PLAN (“ESPP”)

The ESPP was established to encourage employees to purchase Company common shares. Under the plan, eligible employees may contribute up to 5% of their basic annual salary and the Company shall contribute common shares in an amount equal to 50% of the employee’s contribution. Shares of the Company are issued to employees based on a weighted average market price over a specific period. During 2004, the Company issued 61,597 common shares (2003 - 159,130; 2002 - 227,931) for $120,000 (2003 - $230,000; 2002 - $121,000) pursuant to this plan. The Company has reserved for issuance 1,750,000 common shares pursuant to this plan of which 1,216,947 shares have been issued.

(b) SHARE OPTION PLAN

The Company has established a share option plan under which options may be granted to directors, officers and key employees to purchase up to an aggregate of 5,000,000 common shares. Options granted have an exercise price of not less than the market price of the common shares on the stock exchange on which the shares are traded. The majority of the options granted vest immediately and expire 10 years from the date of the grant of the option.

For options outstanding at December 31, 2004 and 2003 weighted average exercise prices are as follows:

	2004	Average	2003	Average
	Options	Price	Options	Price

Beginning of year	2,425,000	$1.13	2,430,000	$1.11
Options granted	235,000	1.40	30,000	1.94
Options exercised	-	-	(35,000)	.58
End of year	2,660,000	$1.15	2,425,000	$1.13

For options outstanding at December 31, 2004 the range of exercise prices, the weighted average exercise price and the weighted average remaining contractual life are as follows:

Options Price	Weighted Average	Weighted AveragePer Share
	Number	Exercise Price	Remaining Life

$0.53-$0.90	1,051,000	$0.61	7.04 years
$1.16-$1.38	1,224,000	1.30	5.24 years
$1.71-$3.05	385,000	2.13	3.67 years
	2,660,000	$1.15	5.72 years

The fair value of stock options issued in the year was estimated using the Black-Scholes option pricing model with assumptions of 6 year weighted average expected option life, no expected forfeiture rate, 63% to 67% volatility (2003 - 67.5%; 2002 - 72.8%) and interest rates ranging from 3.92% to 4.07% (2003 - 3.6% to 4.07%; 2002 - 4.39% to 4.9%). In 2004, the compensation cost recorded in respect of stock options issued was $136,000 (2003 - $35,000; 2002 - $163,000).

(c) ISSUED FOR MINERAL PROPERTIES

During 2002, the Company acquired rights on mineral properties in exchange for 75,000 common shares of the Company having an attributed value of $67,500 ($0.90 per share).

(d) PRIVATE PLACEMENT

During 2002, the Company completed a private placement for the issue of 5,000,000 units at a price of $1.00 per unit for aggregate gross proceeds of $5,000,000. Each unit consists of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to acquire one common share at an exercise price of $1.25 for a period of twelve months from the closing date. In partial consideration for the services provided to Claude in connection with the Offering, the Underwriters were issued an aggregate of 63,463 common share purchase warrants, each of which entitles the holder to acquire one common share at an exercise price of $1.00 for a period of twelve months from the closing date. All warrants have been exercised.

(e) FLOW-THROUGH SHARES

During 2002, the Company entered into a flow-through share agreement for the issue of 1,000,000 common shares at a price of $1.50 per share for proceeds of $1,500,000. The Company was required to expend $1,500,000 in qualifying Canadian Exploration Expenses as defined in the Income Tax Act (Canada) prior to December 31, 2003.

(f) PRIVATE PLACEMENT

During 2003, the Company completed a private placement offering of 2,500,000 units, each unit consisting of one common share and one half of one common share purchase warrant, at a price of $1.50 per unit, for gross proceeds of $3,750,000. Each whole purchase warrant will entitle the holder, upon exercise at any time up to and including January 31, 2004, and upon payment of $1.85, to subscribe for one common share. In partial consideration for the services provided to Claude in connection with the private placement, the Underwriters were issued 250,000 common share purchase warrants each of which entitles the holder, upon exercise at any time up to and including January 31, 2004 and upon payment of $1.85, to subscribe for one common share. At December 31, 2004, there were no warrants outstanding.

(g) FLOW-THROUGH SHARES

During 2003, the Company entered into a flow-through share agreement for the issue of 1,000,000 common shares at a price of $2.50 per share for proceeds of $2,500,000. The Company was required to expend $2,500,000 in qualifying Canadian Exploration Expenses as defined in the Income Tax Act (Canada) prior to December 31, 2004.

(h) PRIVATE PLACEMENT

During 2003, the Company completed a private placement of 2,500,000 units, each unit consisting of one common share and one half of one common share purchase warrant, at a price of $2.00, for gross proceeds of $5,000,000. Each whole purchase warrant will entitle the holder, upon exercise at any time up to and including June 23, 2005, and upon payment of $2.50, to subscribe for one common share. In partial consideration for the services provided to Claude in connection with the private placement, the Underwriters were issued 150,000 common share purchase warrants each of which will entitle the holder, upon exercise at any time up to and including December 23, 2004 and upon payment of $2.10, to subscribe for one common share. At December 31, 2004, there were 1,250,000 warrants outstanding.

(i) FLOW-THROUGH SHARES

During 2004, the Company entered into a flow-through share agreement for the issue of 1,000,000 common shares at a price of $1.50 per share for proceeds of $1,500,000. The Company must expend $1,500,000 in qualifying Canadian Exploration Expenses as defined in the Income Tax Act (Canada) prior to December 31, 2005.

(j) FLOW-THROUGH SHARES

During 2004, the Company entered into a flow-through share agreement for the issue of 1,150,033 units, each unit consisting of one flow-through common share and one common purchase warrant, at a price of $1.50 per unit, for gross proceeds of $1,725,000. Each warrant entitles the holder, upon exercise, to purchase one common share for a two year period following the date of issue at a price of $2.00 up to and including December 31, 2005 and $3.00 up to and including December 31, 2006. The Company must expend $1,725,000 in qualifying Canadian Exploration Expenses as defined in the Income Tax Act (Canada) prior to December 31, 2005. At December 31, 2004, there were 1,150,033 warrants outstanding.

14. INTEREST AND OTHER:

	2004	2003	2002

Interest expense	$98	$111	$102
Less: interest and other income	(156)	(10)	(186)
Interest and other	$(58)	$101	$(84)

15. INCOME TAXES:

The significant components of future income tax assets at December 31 are as follows:

	2004	2003

Future income tax assets:
Mineral properties	$29,250	$31,055
Non-capital loss carryforwards	3,941	5,690
Asset retirement obligations	777	723
Share issue costs	525	343
Royalty obligation	2,702	-
Deferred revenue	344	-
Future income tax assets before valuation allowance	37,539	37,811
Valuation allowance	(37,539)	(37,811)
Future income tax assets	$-	$-

The provision for income taxes differs from the amount computed by applying the combined expected federal and provincial income tax rate to earnings before income taxes. The reasons for these differences are as follows:

	2004	2003	2002
		(restated	(restated
		- Note 2)	- Note 2)

Earnings (loss) before income taxes	$(598)	$1,798	$(1,911)
Combined federal and provincial tax rate	42%	44%	45%
Expected tax expense (recovery)	(251)	791	(860)
Increase (decrease) in taxes resulting from:
Crown royalties	696	929	787
Alberta Royalty Tax Credit	(155)	(224)	(198)
Resource allowance	(751)	(1,121)	(395)
Other permanent differences	770	419	577
Effect of change in effective tax rates	(37)	7,049	-
Valuation allowance	(272)	(7,843)	89
	-	-	-
Large corporations tax	-	63	31
Provision for income taxes	$-	$63	$31

At December 31, 2004, the Company and its subsidiaries had operating losses for income tax purposes approximating $10,400,000, which are available to reduce taxes in future years and expire over the period to the year 2010.

16. PER SHARE AMOUNTS:

Basic loss per common share is computed by dividing net loss applicable to common shares by the weighted average number of common shares issued and outstanding for the relevant period. Diluted loss per common share is computed by dividing net loss applicable to common shares by the sum of the weighted average number of common shares issued and outstanding and all additional common shares that would have been outstanding if potentially dilutive common shares had been issued. The calculation of loss per share amounts is based on the following: per share amounts have been calculated based on the weighted average number of shares outstanding during the year ended December 31, 2004 of 59,768,983 shares (2003 - 53,850,694 shares; 2002 - 46,919,331 shares).

	2004	2003	2002
		(restated	(restated
		- Note 2)	- Note 2)
Basic earnings (loss) per share:
Net earnings (loss) available to common shareholders	$(598)	$1,798	$(1,911)
Weighted average number of common shares outstanding	59,769	53,851	46,919
	$(0.01)	$0.03	$(0.04)
Diluted earnings (loss) per share:
Net earnings (loss) available to common shareholders	$(598)	$1,798	$(1,911)
Weighted average number of common shares outstanding	59,769	54,727	46,919
	$(0.01)	$0.03	$(0.04)

Excluded from the computation of diluted loss per share were:

i) Options outstanding on 385,000 shares with an average exercise price of $2.13 (2003 - 355,000 @ 2.13; 2002 - 1,344,000 @ $1.51) as the options exercise prices were greater than the average market price of the Company’s common shares.

ii) In 2004, options outstanding on 2,275,000 shares with an average exercise price of $0.98 (2002 - 1,086,000 @ $0.61) as they were anti-dilutive.

iii) Warrants outstanding for 2,400,033 common shares with an average exercise price of $2.50 (2003 - 2,762,750 common shares with an average exercise price of $2.16; 2002 - 2,500,000 common shares with an exercise price of $1.25) as the exercise price was greater than the average market price of the Company’s common shares. In 2002, warrants outstanding for 50,770 common shares with a $1.00 exercise price as they were anti-dilutive.

17. FINANCIAL INSTRUMENTS:

The Company’s financial results are affected by the normal risks and capital expenditure requirements associated with exploration, development and production of mineral and oil and gas properties. Financial results are also affected by market prices for gold and oil & gas, changes in foreign currency exchange rates, interest rates and other operating risks.

To manage risks associated with prices for gold, oil and gas and changes in foreign currency, the Company may use commodity and foreign currency derivative instruments. Financial assets which are subject to credit risks include cash and receivables and commodity and currency instruments. The Company minimizes risks on its financial assets by holding instruments with credit worthy entities. Sales of commodities are to entities considered to be credit worthy.

Except as discussed below, the fair market value of the Company’s financial assets and liabilities approximate net book value.

At December 31, 2004, the Company had outstanding forward gold contracts related to 2005 production of 4,000 ounces at an average price of US $417 per ounce with a market value loss inherent in these contracts of US $74,000. At December 31, 2003, the Company had outstanding forward gold contracts related to 2004 production of 6,000 ounces at an average price of US $388 per ounce with a market value loss inherent in these contracts of US $175,000. At December 31, 2002, the Company had outstanding forward gold contracts related to 2003 production of 8,750 ounces at an average price of US $307 per ounce with a market value loss inherent in these contracts of US $310,000.

At December 31, 2004, the Company had outstanding foreign exchange contracts to sell US $5.5 million at an average exchange rate of 1.2611 CDN$/US$ with a market value gain inherent in these contracts of US $263,000. At December 31, 2003, the Company had outstanding foreign exchange contracts to sell US $9.8 million at an average exchange rate of 1.3446 CDN$/US$ with a market value gain inherent in these contracts of US $342,000. At December 31, 2002, the Company had outstanding foreign exchange contracts to sell US $5.3 million at an average exchange rate of 1.5871 CDN$/US$ with a market value gain inherent in these contracts of US $25,000.

18. COMMITMENTS AND CONTINGENCIES:

(a) COMMITMENTS

i) During 1995, the Company entered into an agreement with Cameco and Husky Oil to explore the Amisk Lake region located 15 kilometres west of Flin Flon, Manitoba. Under this option agreement, the Company was required to spend $2.5 million by October, 1999, to earn a 35% working interest in the property. The Company has the option to earn an additional 35% interest by either spending a further $14 million on exploration and development or by bringing the property into production by October, 2007. Should the Company successfully complete this earn-in, the optionors must either elect to participate in the project and each repurchase a 5% interest for $2,357,500 or each sell 15% to the Company for $800,000. The Company can, at any time, lock in its working interest and elect to participate in the Amisk Lake Joint Venture. The Company has earned the rights to acquire 35% of the property and has initiated the process to participate in the Amisk Joint Venture.

ii) To satisfy its commitments pursuant to the issuance of flow-through shares, the Company is required to expend $3.2 million of qualifying Canadian Exploration Expenses as defined in the Income Tax Act (Canada) prior to December 31, 2005.

(b) CONTINGENCIES

Pursuant to a Notice of Contravention issued by Saskatchewan Labour, Occupational Health and Safety Division, dated March 17, 2003, the Company was ordered to reinstate three workers and reimburse them for lost pay and benefits. The contravention alleges that the Company dismissed these employees contrary to the Occupational Health and Safety Act. The contravention was appealed to the Executive Director and subsequently to an adjudicator. The matter is currently under appeal to the Court of Queen’s Bench, where a decision is pending. Management is of the opinion these claims are unwarranted. The amount of potential loss, if any, may involve payment of approximately 18 months in back pay to each of the employees and will be recognized in earnings at the time of settlement.

19. SUBSEQUENT EVENT:

In February 2005, the Company borrowed $5.0 million in the form of a demand loan bearing interest at 5.99%, repayable in monthly principal and interest payments of $96,514 and maturing in February 2010. The loan is secured by a general security agreement covering all assets of the Company, excluding oil and gas assets in Alberta.

20. COMPARATIVE FIGURES:

Certain prior years’ balances have been reclassified to conform to the current financial statement presentation.

21. DIFFERENCES FROM UNITED STATES ACCOUNTING PRINCIPLES:

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada. The Company monitors differences between generally accepted accounting principles (“GAAP”) in Canada and the United States (“U.S.”), none of which have a material effect on the financial statements except as summarized below:

a) Balance Sheets	2004	2003
		(restated - Note 2)

Mineral Properties - under Canadian GAAP	$34,327	$26,932
Cumulative exploration expenditures expensed under U.S. GAAP (ii)	(7,797)	(4,107)
Cumulative depreciation and depletion adjustment (iii)	1,364	1,239
Cumulative write-down adjustment (iii)	(1,825)	(1,825)
Mineral Properties - under U.S. GAAP	26,069	22,239

Investments - under Canadian GAAP	668	1,660

Unrealized gain on available-for-sale securities (v)	3,214	1,761
Investments - under U.S. GAAP	3,882	3,421

Payables and accrued liabilities - under Canadian GAAP	4,580	4,565
Adjustment to reverse the Canadian GAAP restatement (x(b))	-	(30)
Cumulative unrealized gain on derivative instruments (viii)	(227)	(215)
Cumulative liability for flow-through shares (ix)	628	253
Payables and accrued liabilities - under U.S. GAAP	$4,981	$4,573

Shareholders’ equity
Share capital - under Canadian GAAP	$43,966	$38,850
Adjustment to reverse Canadian GAAP restatement (x(b))	-	(144)
Reduction of stated capital (vii)	55,000	55,000
Adjustment for flow-through share premiums (ix)	(1,298)	(670)
Share capital - under U.S. GAAP	97,668	93,036

Contributed Surplus
Contributed Surplus - Under Canadian GAAP	330	225
Cumulative stock compensation costs (vi)	374	374
Adjustment to reverse Canadian GAAP restatement (x(b))	-	(225)
Contributed Surplus - under U.S. GAAP	704	374

Retained earnings - under Canadian GAAP	5,563	6,161
Reduction of stated capital (vii)	(55,000)	(55,000)
Cumulative exploration expenses (ii)	(7,797)	(4,107)
Cumulative depreciation and depletion adjustment (iii)	1,364	1,239
Cumulative write-down adjustment (iii)	(1,825)	(1,825)
Adjustment to reverse Canadian GAAP adjustment (x(b))	-	399
Cumulative stock compensation costs (vi)	(374)	(374)
Cumulative renunciation of tax deductions on flow-through shares (ix)	670	417
Deficit - under U.S. GAAP	(57,399)	(53,090)

Other comprehensive income
Unrealized gain on available-for-sale securities (v)	3,214	1,761
Derivative instruments (viii)	227	215
Shareholders’ equity - under U.S. GAAP	$44,414	$42,296

b) Statements of Earnings (Loss)	2004	2003	2002
		(restated - Note 2)	(restated - Note 2)

Net earnings (loss) - under Canadian GAAP	$(598)	$1,798	$(1,911)
Adjustment to reverse Canadian GAAP restatement (x(a))	-	-	98
Adjustment to reverse Canadian GAAP restatement (x(b))	-	95	304
Net earnings applicable to U.S. GAAP	(598)	1,893	(1,509)
Exploration expenditures (ii)	(3,690)	(2,603)	(1,419)
Depreciation and depletion adjustment (iii)	125	284	338
Derivative instruments (viii)	-	440	(451)
Renunciation of tax deductions on flow-through shares (ix)	253	417	-
Net earnings (loss) before cumulative effect of change in accounting principle	(3,910)	431	(3,041)
Cumulative effect of change in accounting principle (x)	(399)	995	-
Net earnings (loss) - under U.S. GAAP	(4,309)	1,426	(3,041)
Available-for-sale securities (v)	1,453	1,352	365

Derivative instruments (viii)	12	215	-
Comprehensive earnings (loss) under U.S. GAAP	(2,844)	2,993	(2,676)
Net earnings (loss) per share under U.S. GAAP
Basic and diluted	$(0.07)	$0.03	$(0.06)

Earnings (loss) for the year in accordance with U.S. GAAP	$(4,309)	$1,426	$(3,041)
Pro-forma effect of application of:
Asset retirement obligations (x(a))	-	(995)	-
Stock-based compensation (x(b))	399	-	-

Pro-forma earnings(loss) in accordance with U.S.GAAP	(3,910)	431	(3,041)
Proforma earnings (loss) per share in accordance with U.S. GAAP
Basic and diluted	$(0.07)	$0.01	$(0.06)

i) Cash

Under U.S. GAAP, cash and short-term investment amounts restricted against future use as a result of commitments related to flow-through share agreements must be separately classified in the financial statements. As a result, unexpended proceeds of $2.4 million from two 2004 flow-through share issues ($2.5 million from a 2003 flow-through share issue) would be classified separately as reserved cash.

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

iii) Write-down of Mineral Properties

Under both Canadian and U.S. GAAP, property, plant and equipment must be assessed for potential impairment. If the cash flows are less than the carrying value of the asset, under Canadian GAAP and U.S. GAAP, the impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value. Fair value is calculated as the present value of estimated future net cash flows. Under both Canadian and U.S. GAAP, impairment tests are calculated with cash flows determined using only proven and probable reserves. Previously, under Canadian GAAP, the impairment loss was calculated as the difference between the carrying value of the asset and its recoverable amount calculated on an undiscounted future cash flow basis. The resulting difference in the previous period write-down between Canadian and U.S. GAAP also results in a difference in the amount of depreciation and depletion charged to earnings.

iv) Oil and Gas Properties

Under both Canadian and U.S. GAAP, property, plant and equipment must be assessed for potential impairment. Under both Canadian and U.S. GAAP if undiscounted cash flows are less than the carrying value of the asset, the impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value. Fair value is calculated as the net present value of estimated future net cash flows. In 2004, the impairment test was modified for the adoption of Accounting Guideline 16, Oil and Gas Accounting - Full Cost. Under the guideline the net present value is calculated using a risk-free discount rate, future prices and costs and both proved and probable reserves. Previously, the impairment test was based on the sum of undiscounted cash flows from proved reserves using year-end prices. Under U.S. GAAP the net present value is calculated using a 10% discount rate, year end prices and using only proved reserves.

v) Available-for-Sale Securities

Under Canadian GAAP, investments are accounted for using the cost method. Under U.S. GAAP, investments classified as available-for-sale securities are carried at market values with unrealized gains or losses reflected as a separate component of shareholders’ equity and included in comprehensive income.

vi) Stock-Based Compensation

Prior to January 1, 2002, Canadian GAAP did not require transactions in which equity instruments issued for consideration of services performed to be accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. Under U.S. GAAP, the Company continues to account for stock-based compensation pursuant to APB25. U.S. GAAP did require the measurement of such consideration and $374,000 of stock-based compensation was expensed prior to 2002.

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

In accordance with Financial Accounting Standards Board (“FASB”) Statement 133, Accounting for Derivative Instruments and Hedging Activities, the Company is required to recognize all derivatives on the balance sheet at fair value. Prior to January 1, 2003, the derivatives had not been documented as hedges under U.S. GAAP and accordingly, gains and losses were recorded in earnings. For amounts included in other comprehensive income for the year ended December 31, 2004, a gain of $316,000 relates to hedging of foreign currency risk and a loss of $89,000 relates to the hedging of gold price risk. Of these amounts, a gain of $227,000 is expected to be recorded in earnings during 2005.

For amounts included in other comprehensive income for the year ended December 31, 2003, a gain of $441,000 relates to hedging of foreign currency risk and a loss of $226,000 relates to the hedging of gold price risk. Of these amounts, a gain of $215,000 was recorded in earnings during 2004.

ix) Flow-through Share Premiums

Under U.S. GAAP, the difference between the issue price of flow-through shares and the fair value of the shares at the date of issuance is recorded as a liability. To the extent that the Company has available tax pools for which a full valuation allowance has been provided, the premium is recognized in earnings as a reduction in the valuation allowance at the time of renunciation of the tax pools. The comparative figures for 2003 and 2002 have been adjusted to reflect the liability and earnings affect for the flow-through shares issued in prior years.

x) Cumulative Effect of a Change in Accounting Policy

(a) In June of 2001, the FASB issued Statement 143, Accounting for Asset Retirement Obligations, which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The standard, which is effective for fiscal years after June 15, 2002, applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and use of the asset. Statement 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value is added to the carrying amount of the associated asset. The liability is accreted at the end of each period through charges to operating expenses.

The Canadian Institute of Chartered Accountants issued section 3110, Asset Retirement Obligations effective for fiscal years beginning on January 1, 2004. The Company implemented the Canadian standard effective January 1,

2003 for the purposes of harmonization. For Canadian GAAP, the cumulative effect of the change in policy on the balance sheet at December 31, 2002 is to increase mineral properties by $130,000, decrease asset retirement obligation by $865,000 and increase opening retained earnings by $1,093,000. Under U.S. GAAP no restatement of prior periods is required. The effect on the change in policy for the year ended December 31, 2003 was to increase earnings under U.S. GAAP by $995,000.

(b) Statement of Financial Accounting Standards No. 123, Accounting for Stock-based Compensation establishes financial accounting and reporting standards for stock-based employee compensation plans. This statement defines a fair-value based method of accounting for employee stock options, but also allows an entity to measure compensation costs related to stock-based compensation plans using the intrinsic value method with pro-forma disclosure. The latter application was allowed by Canadian GAAP prior to January 1, 2004 after which the Company adopted the fair-value method of accounting for employee compensation plans for Canadian GAAP. Pursuant to the transitional rules, a company that adopted the section effective January 1, 2004 may retroactively restate prior periods to include expenses for awards that were included in the pro forma note disclosure for prior periods.

For Canadian GAAP, the cumulative effect of the change in policy on the balance sheet at December 31, 2003 is to increase liabilities by $30,000, increase share capital by $144,000, increase contributed surplus by $225,000 and increase opening retained earnings by $399,000. Under U.S. GAAP no restatement of prior periods is required. The effect of the change in policy for the year ended December 31, 2004 was to decrease earnings under U.S. GAAP by $399,000.

xi) New Accounting Pronouncements

In 2004, the FASB issued Statement 151, Inventory Costs, which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage). This statement requires that these items be recognized as current-period charges. Claude will adopt this standard on a prospective basis beginning January 1, 2005 and does not expect it will have material impact on its consolidated financial statements.

In 2004, the FASB issued Statement 123R, Share Based Payment, which focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. This statement requires that the cost of employee services received in exchange for an award of liability instrument be initially measured based on its current fair value; the fair value of that award will be remeasured subsequently at each reporting date through the settlement date. Changes in fair value during the requisite service period will be recognized as compensation cost over that period. Claude will adopt this standard on a prospective basis beginning January 1, 2005 and does not expect it will have a material impact on its consolidated financial statements.

In 2004, the FASB issued Statement 153, Exchanges of Nonmonetary Assets, which amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. Claude will adopt this standard on a prospective basis beginning January 1, 2005 and does not expect it will have a material impact on its consolidated financial statements.