Form 40-F
period 2005-12-31
CLAUDE RESOURCES INC
filed 2006-03-31
CIK 1173924

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 40-F
(Check One)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or

☑	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For fiscal year ended:	December 31, 2005

Commission file number:	No. 0-49823
CLAUDE RESOURCES INC.
(Exact name of registrant as specified in its charter)
Canada
(Province or other jurisdiction of incorporation or organization)
1040
(Primary standard industrial classification code number)
Not applicable
(I.R.S. employer identification number)
224 4th Avenue South, Suite 200
Saskatoon, Saskatchewan
S7K 5M5 Canada
(306) 668-7505
(Address and telephone number of registrant’s principal executive offices)
CT Corporation System
111 Eighth Avenue, 13th Floor
New York, NY 10011
(212) 894-8700
(Name, address (including zip code) and telephone number (including area code)
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
Common Shares 72,461,686
Indicate by check mark whether the registrant by filing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the registrant in connection with such rule.

Yes ☐	No ☑
     Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13(d) or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant has been required to file such reports); and (2) has been subject to such filing requirements in the past 90 days.

Yes ☑	No ☐

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

AUDIT COMMITTEE FINANCIAL EXPERT
     The Registrant’s Board of Directors has determined that it has at least one audit committee financial expert (as such term is defined in the rules and regulations of the SEC) serving on its Audit Committee. Robert W. Termuende has been determined to be such audit committee financial expert and is independent (as such term is defined by the American Stock Exchange’s corporate governance standards applicable to the Registrant).
     The SEC has indicated that the designation of Robert W. Termuende as an audit committee financial expert does not make him an “expert” for any purpose, impose on him any duties, obligations or liability that are greater than the duties, obligations or liability imposed on him as a member of the Audit Committee and the Board of Directors in the absence of such designation, or affect the duties, obligations or liability of any other member of the Audit Committee or Board of Directors.
CODE OF ETHICS
     The Registrant has adopted a Code of Ethics that applies to all directors, officers and employees of the Registrant. A copy of this Code of Ethics can be obtained, free of charge, by contacting the Registrant at (306) 668-7505.
PRINCIPAL ACCOUNTANT FEES AND SERVICES
     The following table sets out the fees billed to the Registrant by KPMG LLP and its affiliates for professional services rendered in each of the years ended December 31, 2005 and 2004. During these years, KPMG LLP was our only external auditor.

	Year Ended December 31,
Category	2005	2004
Audit Fees(1)	$92,616	$87,563

Audit-Related Fees(2)	$39,000	$—

Tax Fees(3)	$3,750	$19,400

All Other Fees(4)	$—	$—

Total	$135,366	$106,963

(1)	For professional services rendered by KPMG LLP for the audit and review of the Registrant’s financial statements or services that are normally provided by KPMG LLP in connection with statutory and regulatory filings or engagements.

(2)	For assurance and related services by KPMG LLP that are reasonably related to the performance of the audit or review of the Registrant’s financial statements and are not reported under “Audit Fees” above. These services consisted of services in respect of section 404 requirements of the Sarbanes-Oxley Act of 2002.

(3)	For professional services rendered by KPMG LLP in connection with tax compliance, tax advice and tax planning.

(4)	For services provided by KPMG LLP, other than the services reported under “Audit Fees”, “Audit-Related Fees” and “Tax Fees” above.
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
OFF-BALANCE SHEET ARRANGEMENTS
     Please see the section entitled “Derivative Instruments and Hedging Activities” contained in the Registrant’s Management’s Discussion and Analysis from the 2005 Annual Report to Shareholders and Note 17 entitled “Financial Instruments”, contained in the Registrant’s Audited Annual Financial Statements for the year ended December 31, 2005 (both included as exhibits to this annual report on Form 40-F).
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
     Please see the section entitled “Contractual Obligations” contained in the Registrant’s Management’s Discussion and Analysis from the 2005 Annual Report to Shareholders (included as an exhibit to this annual report on Form 40-F).
IDENTIFICATION OF THE AUDIT COMMITTEE
     The Registrant has a separately-designated standing audit committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The members of the Audit Committee are Robert W. Termuende, Arnie E. Hillier and Ronald G. Walker.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
A. Undertaking
     The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the staff of the SEC, and to furnish promptly, when requested to do so by the SEC staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.
B. Consent to Service of Process
     The Registrant has previously filed with the SEC a Form F-X in connection with the Common Shares.

SIGNATURES
     Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

CLAUDE RESOURCES INC.
Date: March 31, 2006	By:	/s/ Neil McMillan
		Name:	Neil McMillan
		Title:	President & Chief Executive Officer

EXHIBIT INDEX

Exhibits	Description
1.	Annual Information Form for the Year Ended December 31, 2005

2.	Management’s Discussion and Analysis from the 2005 Annual Report to Shareholders

3.	Audited Annual Financial Statements for the Year Ended December 31, 2005

4.	Consent Letter from KPMG LLP

5.	Officers’ Certifications Required by Rule 13a-14(a) or Rule 15d-14(a)

6.	Officers’ Certifications Required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code