Form 40-F
period 2006-12-31
CLAUDE RESOURCES INC
filed 2007-03-30
CIK 1173924

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 40-F
(Check One)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or

☑	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934
For fiscal year ended: December 31, 2006
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

Common Shares	76,272,791
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
Yes ☑           No ☐

DISCLOSURE CONTROLS AND PROCEDURES
AUDIT COMMITTEE FINANCIAL EXPERT
CODE OF ETHICS
PRINCIPAL ACCOUNTANT FEES AND SERVICES
AUDIT COMMITTEE’S PRE-APPROVAL POLICIES AND PROCEDURES
OFF-BALANCE SHEET ARRANGEMENTS
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
IDENTIFICATION OF THE AUDIT COMMITTEE
UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
SIGNATURES
EXHIBIT INDEX
EX-1
EX-2
EX-3
EX-4
EX-5
EX-99.6
ex-7
ex-8

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
B. Management’s Annual Report On Internal Control Over Financial Reporting
     The Registrant’s management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act.
     The Registrant’s internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Registrant’s assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that the Registrant’s receipts and expenditures are being made only in accordance with authorizations of its management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Registrant’s assets that could have a material effect on the financial statements.
     Under the supervision and with the participation of the Registrant’s President and Chief Executive Officer and Chief Financial Officer and Vice President Finance, management conducted an evaluation of the effectiveness of the Registrant’s internal control over financial reporting, as of the end of the period covered by this annual report, based on the framework set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its evaluation under this framework, management concluded that the Registrant’s internal control over financial reporting was effective as of the end of the period covered by this annual report.
C. Changes In Internal Control Over Financial Reporting
     There was no change in the Registrant’s internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.
AUDIT COMMITTEE FINANCIAL EXPERT
     The Registrant’s Board of Directors has determined that it has at least one audit committee financial expert (as such term is defined in the rules and regulations of the SEC) serving on its Audit Committee. Ronald J. Hicks has been determined to be such audit committee financial expert and is independent (as such term is defined by the American Stock Exchange’s corporate governance standards applicable to the Registrant).
     The SEC has indicated that the designation of Ronald J. Hicks as an audit committee financial expert does not make him an “expert” for any purpose, impose on him any duties, obligations or liability that are greater than the duties, obligations or liability imposed on him as a member of the Audit Committee and the Board of Directors in the absence of such designation, or affect the duties, obligations or liability of any other member of the Audit Committee or Board of Directors.
CODE OF ETHICS
     The Registrant has adopted a Code of Ethics that applies to all directors, officers and employees of the Registrant. A copy of this Code of Ethics can be obtained, free of charge, by contacting the Registrant at (306) 668-7505.

PRINCIPAL ACCOUNTANT FEES AND SERVICES
     The following table sets out the fees billed to the Registrant by KPMG LLP and its affiliates for professional services rendered in each of the years ended December 31, 2006 and 2005. During these years, KPMG LLP was our only external auditor.

Category	Year Ended December 31,
	2006	2005
Audit Fees(1)	$110,500	$92,616
Audit-Related Fees(2)	$7,000	$39,000
Tax Fees(3)	$14,430	$3,750
All Other Fees(4)	$—	$—

Total	$131,930	$135,366

(1)	For professional services rendered by KPMG LLP for the audit and review of the Registrant’s financial statements or services that are normally provided by KPMG LLP in connection with statutory and regulatory filings or engagements.

(2)	For assurance and related services by KPMG LLP that are reasonably related to the performance of the audit or review of the Registrant’s financial statements and are not reported under “Audit Fees” above. These services consisted of services in respect of section 404 requirements of the Sarbanes-Oxley Act of 2002.

(3)	For professional services rendered by KPMG LLP in connection with tax compliance, tax advice and tax planning.

(4)	For services provided by KPMG LLP, other than the services reported under “Audit Fees,” “Audit-Related Fees” and “Tax Fees” above.
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
OFF-BALANCE SHEET ARRANGEMENTS
     Please see the section entitled “Derivative Instruments and Hedging Activities” in the Registrant’s Management’s Discussion and Analysis from the 2006 Annual Report to Shareholders and Note 17 entitled “Financial Instruments” in the Registrant’s Audited

Annual Financial Statements for the year ended December 31, 2006 (both included as exhibits to this annual report on Form 40-F).
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
     Please see the section entitled “Contractual Obligations” in the Registrant’s Management’s Discussion and Analysis from the 2006 Annual Report to Shareholders (included as an exhibit to this annual report on Form 40-F).
IDENTIFICATION OF THE AUDIT COMMITTEE
     The Registrant has a separately-designated standing audit committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The members of the Audit Committee are Ronald J. Hicks, Ted Nieman and Bob Kowalishin.

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

CLAUDE RESOURCES INC.
Date: March 29, 2007	By:	/s/ Neil McMillan
Name: Neil McMillan
Title: President & Chief Executive Officer

EXHIBIT INDEX

Exhibits	Description
1.	Annual Information Form for the Year Ended December 31, 2006

2.	Management’s Discussion and Analysis from the 2006 Annual Report to Shareholders

3.	Audited Annual Financial Statements for the Year Ended December 31, 2006

4.	Consent Letter from KPMG LLP

5.	Consent Letter from Daniel C. Leroux

6.	Consent Letter from Douglas R. Bates

7.	Officers’ Certifications Required by Rule 13a-14(a) or Rule 15d-14(a)

8.	Officers’ Certifications Required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code