Form 40-F
period 2007-12-31
CLAUDE RESOURCES INC
filed 2008-03-31
CIK 1173924

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F

(Check One)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☑	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For fiscal year ended:  December 31, 2007

Commission file number:  1-31956

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

Common Shares	96,997,397

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

DISCLOSURE CONTROLS AND PROCEDURES

Claude Resources Inc. (the “Registrant”) maintains disclosure controls and procedures designed to ensure that information required to be disclosed in the Registrant’s filings under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission (the “SEC”).  The Registrant’s Chief Executive Officer and Chief Financial Officer, after having evaluated the effectiveness of the Registrant’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this report have concluded that, as of such date, the Registrant’s disclosure controls and procedures were adequate and effective to ensure that material information relating to the Registrant and its consolidated subsidiaries would be made known to them by others within those entities.  However, as recommended by the SEC in its adopting release, the Registrant will continue to periodically evaluate its disclosure controls and procedures and will make modifications from time to time as deemed necessary to ensure that information is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

The Registrant’s management, including the Chief Executive Officer and Chief Financial Officer, does not expect that its disclosure controls and procedures or internal controls and procedures will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Registrant have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

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

KPMG LLP, the Registrant's independent registered public accounting firm, audited the consolidated annual financial statements included as Exhibit 99.2 to this annual report on Form 40-F and has issued an attestation report on management's assessment of the Registrant's internal control over financial reporting , dated March 28, 2008, included as Exhibit 99.10 hereto.

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

The SEC has indicated that the designation of Ronald J. Hicks as an audit committee financial expert does not make him an “expert” for any purpose, impose on him any duties, obligations or liability that are greater than the duties, obligations and liability imposed on him as a member of the Audit Committee and the Board of Directors in the absence of such designation, or affect the duties, obligations or liability of any other member of the Audit Committee or Board of Directors.

CODE OF ETHICS

The Registrant has adopted a Code of Ethics that applies to all directors, officers and employees of the Registrant.  A copy of this Code of Ethics can be obtained, free of charge, by contacting the Registrant at (306) 668-7505.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets out the fees billed to the Registrant by KPMG LLP and its affiliates for professional services rendered in each of the years ended December 31, 2007 and 2006.  During these years, KPMG LLP was our only external auditor.

	2007	2006
Audit fees	$178,250	$110,500
Audit related fees(1)	15,000	7,000
Tax fees(2)	15,000	14,430
Total	$208,250	$131,930

(1) Audit related fees are comprised of KPMG LLP services in respect of accounting consultations regarding financial accounting and reporting standards (2007) and Sarbanes-Oxley 404 scoping project (2006).
(2) Tax fees are comprised of KPMG LLP services in respect of tax compliance and tax planning.
(3) All other fees are comprised of KPMG LLP services in respect of the Company’s short-form prospectus filing.

AUDIT COMMITTEE’S PRE-APPROVAL POLICIES AND PROCEDURES

The Registrant’s Audit Committee pre-approves all audit services and permitted non-audit services provided to the Registrant by KPMG LLP.  The Audit Committee has delegated to the Chair of the Audit Committee, who is independent, the authority to act on behalf of the Audit Committee with respect to the pre-approval of audit and permitted non-audit services provided by its external auditors where the aggreage fees are estimated to be less than or equal to $20,000.  Any approvals by the Chair are reported to the full Audit Committee at its next meeting.  Services where the aggregate fees are estimated to be greater than $20,000 require full Audit Committe approval. None of the services described in footnotes 2 and 3 under “Principal Accountant Fees and Services” above were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

Please see the section entitled “Derivative Instruments and Hedging Activities” in the Registrant’s Management’s Discussion and Analysis from the 2007 Annual Report to Shareholders and Note 19 entitled “Financial Instruments” and Note 20 entitled "Commitment" in the Registrant’s Audited Annual Financial Statements for the year ended December 31, 2007 (both included as exhibits to this annual report on Form 40-F).

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Please see the section entitled “Contractual Obligations” in the Registrant’s Management’s Discussion and Analysis from the 2007 Annual Report to Shareholders (included as an exhibit to this annual report on Form 40-F).

IDENTIFICATION OF THE AUDIT COMMITTEE

The Registrant has a separately-designated standing audit committee established in accordance with section 3(a)(58)(A) of the Exchange Act.  The members of the Audit Committee are Ronald J. Hicks, Ted Nieman and J. Robert Kowalishin.

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

CLAUDE RESOURCES INC.

Date: March 28, 2008	By:	/s/ Neil McMillan
		Name:	Neil McMillan
		Title:	President & Chief Executive Officer

Exhibit No.	Description
99.1	Annual Information Form dated March 28, 2008

99.2	2007 Consolidated Audited Financial Statements

99.3	2007 Management's Discussion and Analysis

99.4	Consent of Auditors

99.5	Certification of Chief Executive Officer pursuant to Rule 13a -14(a) or 15d - 14(a) under the Securities Exchange Act of 1934

99.6	Certification of Chief Financial Officer pursuant to Rule 13a -14(a) or 15d - 14(a) under the Securities Exchange Act of 1934

99.7	Certification of Chief Executive Officer required by Rule 13a-14(b) or Rule 15d-14(b) and 18 U.S.C. 1350

99.8	Certification of Chief Financial Officer required by Rule 13a-14(b) or Rule 15d-14(b) and 18 U.S.C. 1350

99.9	Consent of Expert

99.10	Report of Independent Registered Public Accounting Firm

99.11	Reconciliation to United States GAAP