Form 40-F
period 2008-12-31
CLAUDE RESOURCES INC
filed 2009-03-30
CIK 1173924

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F

  (Check One)
☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☑	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For fiscal year ended:	December 31, 2008

Commission file number:	1-31956

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

Securities registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered:
Common Shares	NYSE Amex

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

Common Shares                                                      97,112,030

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

KPMG LLP, the Registrant’s independent registered public accounting firm, audited the consolidated annual financial statements included as Exhibit 99.2 to this annual report on Form 40-F and has issued an attestation report on management’s assessment of the Registrant’s internal control over financial reporting, dated March 27, 2009, included as Exhibit 99.10 hereto.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There was no change in the Registrant’s internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

AUDIT COMMITTEE FINANCIAL EXPERT

The Registrant’s Board of Directors has determined that it has at least one audit committee financial expert (as such term is defined in the rules and regulations of the SEC) serving on its Audit Committee.  Ronald J. Hicks has been determined to be such audit committee financial expert and is independent (as such term is defined by the NYSE Alternext US corporate governance standards applicable to the Registrant).

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets out the fees billed in Canadian dollars, to the Registrant by KPMG LLP and its affiliates for professional services rendered in each of the years ended December 31, 2008 and 2007.  During these years, KPMG LLP was our only external auditor.

	2008	2007
Audit Fees	$270,000	$178,250
Audit-Related Fees(1)	$46,500	$15,000
Tax Fees(2)	$18,000	$15,000
All Other Fees	$0	$0
Total	$334,500	$208,250

(1)	Audit-related fees are comprised of KPMG LLP services in respect of accounting consultations regarding financial accounting and reporting standards.
(2)	Tax fees are comprised of KPMG LLP services in respect of tax compliance and tax planning.

AUDIT COMMITTEE’S PRE-APPROVAL POLICIES AND PROCEDURES

The Registrant’s Audit Committee pre-approves all audit services and permitted non-audit services provided to the Registrant by KPMG LLP.  The Audit Committee has delegated to the Chair of the Audit Committee, who is independent, the authority to act on behalf of the Audit Committee with respect to the pre-approval of audit and permitted non-audit services provided by its external auditors where the aggregate fees are estimated to be less than or equal to $20,000.  Any approvals by the Chair are reported to the full Audit Committee at its next meeting.  Services where the aggregate fees are estimated to be greater than $20,000 require full Audit Committee approval.  None of the services described in footnotes 1 through 3 under “Principal Accountant Fees and Services” above were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

Please see the section entitled “Derivative Instruments and Hedging Activities” in the Registrant’s Management’s Discussion and Analysis from the 2008 Annual Report to Shareholders and Note 19 entitled “Financial Instruments” in the Registrant’s Audited Annual Financial Statements for the year ended December 31, 2008 (both included as exhibits to this annual report on Form 40-F).

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Please see the section entitled “Contractual Obligations” in the Registrant’s Management’s Discussion and Analysis from the 2008 Annual Report to Shareholders (included as an exhibit to this annual report on Form 40-F).

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

CLAUDE RESOURCES INC.

Date: March 27, 2009	By:	/s/ Neil McMillan
Name: Neil McMillan
Title: President & Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Annual Information Form dated March 27, 2009
99.2	2008 Consolidated Audited Financial Statements
99.3	2008 Management’s Discussion and Analysis
99.4	Consent of Auditors
99.5	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934
99.6	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934
99.7	Certification of Chief Executive Officer required by Rule 13a-14(b) or Rule 15d-14(b) and 18 U.S.C. 1350
99.8	Certification of Chief Financial Officer required by Rule 13a-14(b) or Rule 15d-14(b) and 18 U.S.C. 1350
99.9	Consent of Expert
99.10	Report of Independent Registered Public Accounting Firm
99.11	Reconciliation to United States GAAP