Form 40-F
period 2009-12-31
CLAUDE RESOURCES INC
filed 2010-03-30
CIK 1173924

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F

(Check One)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☑	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For fiscal year ended:                                                      December 31, 2009

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

Common Shares                                                                118,478,686

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13(d) or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant has been required to file such reports); and (2) has been subject to such filing requirements in the past 90 days.

Yes           ☑                                           No           ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes           ☐                                           No          ☐

DISCLOSURE CONTROLS AND PROCEDURES

Claude Resources Inc. (the “Registrant”) maintains disclosure controls and procedures designed to ensure that information required to be disclosed in the Registrant’s filings under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission (the “SEC”).  The Registrant’s Chief Executive Officer and Chief Financial Officer, after having evaluated the effectiveness of the Registrant’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this report have concluded that, as of such date, the design and operation of the Registrant’s disclosure controls and procedures were effective.  However, as recommended by the SEC in its adopting release, the Registrant will continue to periodically evaluate its disclosure controls and procedures and will make modifications from time to time as deemed necessary to ensure that information is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

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

Under the supervision and with the participation of the Registrant’s President and Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of the Registrant’s internal control over financial reporting, as of the end of the period covered by this annual report, based on the framework set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its evaluation under this framework, management concluded that the Registrant’s internal control over financial reporting was effective as of the end of the period covered by this annual report.

KPMG LLP, the Registrant’s independent registered public accounting firm, audited the consolidated annual financial statements included as Exhibit 99.2 to this annual report on Form 40-F and has issued an attestation report on management’s assessment of the Registrant’s internal control over financial reporting, dated March 26, 2010, included as Exhibit 99.10 hereto.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There was no change in the Registrant’s internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

AUDIT COMMITTEE FINANCIAL EXPERT

The Registrant’s Board of Directors has determined that it has at least one audit committee financial expert (as such term is defined in the rules and regulations of the SEC) serving on its Audit Committee.  Ronald J. Hicks has been determined to be such audit committee financial expert and is independent (as such term is defined by the NYSE Amex corporate governance standards applicable to the Registrant).

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets out the fees billed in Canadian dollars to the Registrant by KPMG LLP and its affiliates for professional services rendered in each of the years ended December 31, 2009 and 2008.  During these years, KPMG LLP was our only external auditor.

	2009	2008
Audit Fees	$275,000	$270,000
Audit-Related Fees(1)	$18,000	$46,500
Tax Fees(2)	$20,000	$18,000
Total	$313,000	$334,500

(1)	Audit-related fees are comprised of KPMG LLP services in respect of accounting consultations regarding financial accounting and reporting standards.
(2)	Tax fees are comprised of KPMG LLP services in respect of tax compliance and tax planning.

AUDIT COMMITTEE’S PRE-APPROVAL POLICIES AND PROCEDURES

The Registrant’s Audit Committee pre-approves all audit services and permitted non-audit services provided to the Registrant by KPMG LLP.  The Audit Committee has delegated to the Chair of the Audit Committee, who is independent, the authority to act on behalf of the Audit Committee with respect to the pre-approval of audit and permitted non-audit services provided by its external auditors where the aggregate fees are estimated to be less than or equal to $20,000.  Any approvals by the Chair are reported to the full Audit Committee at its next meeting.  Services where the aggregate fees are estimated to be greater than $20,000 require full Audit Committee approval.  None of the services described in footnotes 1 or 2 under “Principal Accountant Fees and Services” above were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

Please see the section entitled “Derivative Instruments and Hedging Activities” in the Registrant’s Management’s Discussion and Analysis from the 2009 Annual Report to Shareholders and Note 19 entitled “Financial Instruments” in the Registrant’s Audited Annual Financial Statements for the year ended December 31, 2009 (both included as exhibits to this annual report on Form 40-F).

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Please see the section entitled “Contractual Obligations” in the Registrant’s Management’s Discussion and Analysis from the 2009 Annual Report to Shareholders (included as an exhibit to this annual report on Form 40-F).

IDENTIFICATION OF THE AUDIT COMMITTEE

The Registrant has a separately-designated standing audit committee established in accordance with section 3(a)(58)(A) of the Exchange Act.  The members of the Audit Committee are Ronald J. Hicks, C.A., Ted J. Nieman and J. Robert Kowalishin.

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

CLAUDE RESOURCES INC.

Date:  March 26, 2010                                                                By:     /s/  Neil McMillan
Name:   Neil McMillan
Title:     President & Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Annual Information Form dated March 26, 2010
99.2	2009 Consolidated Audited Financial Statements
99.3	2009 Management’s Discussion and Analysis
99.4	Consent of Auditors
99.5	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934
99.6	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934
99.7	Certification of Chief Executive Officer required by Rule 13a-14(b) or Rule 15d-14(b) and 18 U.S.C. 1350
99.8	Certification of Chief Financial Officer required by Rule 13a-14(b) or Rule 15d-14(b) and 18 U.S.C. 1350
99.9	Consent of Experts
99.10	Report of Independent Registered Public Accounting Firm
99.11	Reconciliation to United States GAAP