Form 40-F
period 2010-12-31
CLAUDE RESOURCES INC
filed 2011-03-28
CIK 1173924

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F
(Check One)
☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
☑	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For fiscal year ended:	December 31, 2010

Commission file number:	1-31956

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

Common Shares                                                      138,913,329

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

Under the supervision and with the participation of the Registrant’s Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of the Registrant’s internal control over financial reporting, as of the end of the period covered by this annual report, based on the framework set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its evaluation under this framework, management concluded that the Registrant’s internal control over financial reporting was effective as of the end of the period covered by this annual report.

KPMG LLP, the Registrant’s independent registered public accounting firm, audited the consolidated annual financial statements included as Exhibit 99.2 to this annual report on Form 40-F and has issued an attestation report on management’s assessment of the Registrant’s internal control over financial reporting, dated March 25, 2011 included as Exhibit 99.10 hereto.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets out the fees billed in Canadian dollars to the Registrant by KPMG LLP and its affiliates for professional services rendered in each of the years ended December 31, 2010 and 2009.  During these years, KPMG LLP was our only external auditor.

	2010	2009

Audit Fees	$289,000	$275,000
Audit-Related Fees(1)	$113,000	$18,000
Tax Fees(2)	$21,000	$20,000
Total	$423,000	$313,000

(1)
Audit-related fees are comprised of KPMG LLP services in respect of accounting consultations regarding financial accounting and reporting standards as well as 2010 prospectus and IFRS advisory services.

(2)	Tax fees are comprised of KPMG LLP services in respect of tax compliance.

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

OFF-BALANCE SHEET ARRANGEMENTS

Please see the section entitled “Derivative Instruments and Hedging Activities” in the Registrant’s Management’s Discussion and Analysis from the 2010 Annual Report to Shareholders and Note 20 entitled “Financial Instruments” in the Registrant’s Audited Annual Financial Statements for the year ended December 31, 2010 (both included as exhibits to this annual report on Form 40-F).

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Please see the section entitled “Contractual Obligations” in the Registrant’s Management’s Discussion and Analysis from the 2010 Annual Report to Shareholders (included as an exhibit to this annual report on Form 40-F).

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

CLAUDE RESOURCES INC.

Date: March 25, 2011	By:	/s/ Neil McMillan
Name: Neil McMillan
Title: President & Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Annual Information Form dated March 25, 2011
99.2	2010 Consolidated Audited Financial Statements
99.3	2010 Management’s Discussion and Analysis
99.4	Consent of Independent Registered Public Accounting Firm
99.5	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934
99.6	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934
99.7	Certification of Chief Executive Officer required by Rule 13a-14(b) or Rule 15d-14(b) and 18 U.S.C. 1350
99.8	Certification of Chief Financial Officer required by Rule 13a-14(b) or Rule 15d-14(b) and 18 U.S.C. 1350
99.9	Consent of Expert
99.10	Report of Independent Registered Public Accounting Firm - Internal Control Over Financial Reporting
99.11	Report of Independent Registered Public Accounting Firm - Public Company Accounting Oversight Board (United States) Standards and Reconciliation to United States GAAP
99.12	Reconciliation to United States GAAP