Form 40-F
period 2011-12-31
CLAUDE RESOURCES INC
filed 2012-04-02
CIK 1173924

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

(Check One)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☑	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended: December 31, 2011                     Commission File Number: 1-31956

CLAUDE RESOURCES INC.

(Exact name of Registrant as specified in its charter)

Canada	1040	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number, if applicable)	(I.R.S. Employer Identification Number, if applicable)

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 164,630,231 common shares

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

Yes ☑ No ☐

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

Yes ☐ No ☐

DISCLOSURE CONTROLS AND PROCEDURES

Claude Resources Inc. (the “Registrant”) maintains disclosure controls and procedures designed to ensure that information required to be disclosed in the Registrant’s filings under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission (the “SEC”).  The Registrant’s Chief Executive Officer and Chief Financial Officer, after having evaluated the effectiveness of the Registrant’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this annual report have concluded that, as of such date, the design and operation of the Registrant’s disclosure controls and procedures were effective.  However, as recommended by the SEC in its adopting release, the Registrant will continue to periodically evaluate its disclosure controls and procedures and will make modifications from time to time as deemed necessary to ensure that information is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

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

Under the supervision and with the participation of the Registrant’s Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of the Registrant’s internal control over financial reporting, as of the end of the period covered by this annual report, based on the framework set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its evaluation under this framework, management concluded that the Registrant’s internal control over financial reporting was effective as of December 31, 2011.

Attestation Report of the Registered Public Accounting Firm

KPMG LLP, the Registrant’s independent registered public accounting firm, audited the consolidated annual financial statements included as Exhibit 99.2 to this annual report on Form 40-F and has issued an attestation report on management’s assessment of the Registrant’s internal control over financial reporting, dated March 30, 2012 included as Exhibit 99.10 to this annual report on Form 40-F.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There was no change in the Registrant’s internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

AUDIT COMMITTEE FINANCIAL EXPERT

The Registrant’s board of directors has determined that it has at least one audit committee financial expert (as such term is defined in the rules and regulations of the SEC) serving on its audit committee. Ronald J. Hicks, C.A. has been determined to be such audit committee financial expert (as such term is defined in Form 40-F) and is independent (as such term is defined by the NYSE Amex corporate governance standards applicable to the Registrant).

The SEC has indicated that the designation of Ronald J. Hicks, C.A. as an audit committee financial expert does not make him an “expert” for any purpose, impose on him any duties, obligations or liability that are greater than the duties, obligations or liability imposed on members of the audit committee and board of directors who do not carry this designation, or affect the duties, obligations or liability of any other members of the audit committee or the board of directors.

CODE OF ETHICS

The Registrant has adopted codes of ethics that apply to all directors, officers and employees of the Registrant. Copies of the codes of ethics are available on the Registrant’s Internet website at www.clauderesources.com or, upon request, without charge, by contacting the Registrant at (306) 668-7505. There has been no waiver of the codes of ethics during the 2011 fiscal year. Unless specifically referred to herein, the information on the Registrant’s website shall not be deemed to be incorporated by reference in this annual report.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets out the fees billed in Canadian dollars to the Registrant by KPMG LLP and its affiliates for professional services rendered in each of the years ended December 31, 2011 and 2010. During these years, KPMG LLP was the Registrant’s only external auditor.

3

	2011	2010
Audit Fees(1)	$579,000	$348,000
Audit-Related Fees(2)	138,000	63,000
Tax Fees(3)	21,000	21,000
Total	$738,000	$432,000

(1)	Audit fees are comprised of KPMG LLP services in respect of the audit of the December 31, 2011 consolidated financial statements and interim reviews and securities work in connection with the Company's 2011 Prospectus and acquisition of St. Eugene Mining Corporation Limited.

(2)	Audit-related fees are comprised of KPMG LLP services in respect of accounting and disclosure advisory services and IFRS advisory services.

(3)	Tax fees are comprised of KPMG LLP services in respect of tax compliance.

Audit Committee’s Pre-Approval Policies and Procedures

The Registrant’s audit committee pre-approves all audit services and permitted non-audit services provided to the Registrant by KPMG LLP.  The audit committee has delegated to the chair of the audit committee, who is independent, the authority to act on behalf of the audit committee with respect to the pre-approval of audit and permitted non-audit services provided by its external auditors where the aggregate fees are estimated to be less than or equal to $40,000.  Any approvals by the chair are reported to the full audit committee at its next meeting.  Services where the aggregate fees are estimated to be greater than $40,000 require full audit committee approval.  None of the services described in footnotes 1 or 2 under “Principal Accountant Fees and Services” above were approved by the audit committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

Please see the section entitled “Financial and Other Instruments” in the Registrant’s Management’s Discussion and Analysis for the year ended December 31, 2011 included as Exhibit 99.3 to this annual report on Form 40-F and Note 22 entitled “Financial Instruments” in the Registrant’s audited consolidated financial statements for the year ended December 31, 2011 included as Exhibit 99.2 to this annual report on Form 40-F.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Please see the section entitled “Contractual Obligations” in the Registrant’s Management’s Discussion and Analysis for the year ended December 31, 2011 included as Exhibit 99.3 to this annual report on Form 40-F.

FORWARD-LOOKING INFORMATION

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intent”, “estimate”, “may” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information may include reserve and resource estimates, estimates of future production, unit costs, costs of capital projects and timing of commencement of operations, and is based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward-looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failure to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from expected results.

Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. The Registrant undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Registrant has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act.  The members of the Registrant’s audit committee are Ronald J. Hicks, C.A., Ted J. Nieman and J. Robert Kowalishin.

MINE SAFETY DISCLOSURE

Not applicable.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A. Undertaking

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the SEC staff, and to furnish promptly, when requested to do so by the SEC staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

B. Consent to Service of Process

The Registrant has previously filed with the SEC a consent to service of process on Form F-X with respect to the class of securities in relation to which the obligation to file this annual report arises.

5

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

CLAUDE RESOURCES INC.

Date: March 30, 2012	By:	/s/ Neil McMillan
Name: Neil McMillan Title: President and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.:	Description:

99.1	Annual Information Form dated March 30, 2012.

99.2	Audited consolidated financial statements and notes thereto for the fiscal years ended December 31, 2011 and 2010 and the auditor’s report thereon.

99.3	Management’s Discussion and Analysis of the Registrant for the year ended December 31, 2011 dated March 30, 2012.

99.4	Consent of KPMG LLP, the Registrant’s independent registered public accounting firm.

99.5	Certification of Chief Executive Officer required by Rule 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934.

99.6	Certification of Chief Financial Officer required by Rule 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934.

99.7	Certification of Chief Executive Officer required by Rule 13a-14(b) or Rule 15d-14(b) and 18 U.S.C. 1350.

99.8	Certification of Chief Financial Officer required by Rule 13a-14(b) or Rule 15d-14(b) and 18 U.S.C. 1350.

99.9	Consent of SRK Consulting (Canada) Inc., independent technical expert.

99.10	Report of KPMG LLP, the Registrant’s independent registered public accounting firm, with respect to internal control over financial reporting.

