Form 40-F/A
period 2011-12-31
CLAUDE RESOURCES INC
filed 2012-05-04
CIK 1173924

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F/A
(Amendment No. 1)

(Check One)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☑	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended:	December 31, 2011	Commission File Number:	1-31956

CLAUDE RESOURCES INC.

(Exact name of Registrant as specified in its charter)

Canada (Province or other jurisdiction of incorporation or organization)	1040 (Primary Standard Industrial Classification Code Number, if applicable)	Not Applicable (I.R.S. Employer Identification Number, if applicable)

224 4th Avenue South, Suite 200
Saskatoon, Saskatchewan
S7K 5M5  Canada
(306) 668-7505
(Address and telephone number of Registrant’s principal executive offices)

CT Corporation System
111 Eighth Avenue, 13th Floor
New York, NY 10011
(212) 894-8700
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Name of each exchange
Title of each class	on which registered
Common Shares	NYSE Amex

Securities registered or to be registered pursuant to Section 12(g) of the Act: Not applicable

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: Not applicable

For annual reports, indicate by check mark the information filed with this Form:

☑	Annual information form	☑	Audited annual financial statements

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

Yes   ☐               No   ☐

EXPLANATORY NOTICE TO READER

On April 2, 2012, Claude Resources Inc. (the “Registrant”) filed its annual report on Form 40-F for the fiscal year ended December 31, 2011 (the “Annual Report”). The Registrant is filing this Amendment No. 1 to the Annual Report to revise the first sentence of Note 2 (Basis of Preparation: Statement of Compliance) to the Registrant’s audited consolidated financial statements for the fiscal year ended December 31, 2011, originally filed as Exhibit 99.2 to the Annual Report, to reflect that such financial statements were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. The phrase “as issued by the International Accounting Standards Board” was inadvertently omitted. Additionally, Exhibit 99.2 hereto contains the report of KPMG LLP (“KPMG”), the Registrant’s independent registered public accounting firm, on the Registrant’s audited consolidated financial statements and the notes thereto for the fiscal years ended December 31, 2011 and 2010, which was inadvertently omitted from the Annual Report.

Other than as expressly set forth above, this amendment does not, and does not purport to, update or restate the information in any Item of the Annual Report or reflect any events that have occurred after the Annual Report was filed. The filing of this amendment shall not be deemed an admission that the Annual Report, when filed, included any untrue statement of material fact or omitted to state a material fact necessary to make a statement not misleading.

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

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this amendment no. 1 to the annual report to be signed on its behalf by the undersigned, thereto duly authorized.

CLAUDE RESOURCES INC.

Date: May 4, 2012	By:	/s/ Neil McMillan
Name: Neil McMillan
Title: President and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.:	Description:

99.1*	Annual Information Form dated March 30, 2012.

99.2**	Audited consolidated financial statements and notes thereto for the fiscal years ended December 31, 2010 and 2011 and the auditor’s report thereon.

99.3*	Management’s Discussion and Analysis of the Registrant for the year ended December 31, 2011 dated March 30, 2012.

99.4**	Consent of KPMG LLP, the Registrant’s independent registered public accounting firm.

99.5**	Certification of Chief Executive Officer required by Rule 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934.

99.6**	Certification of Chief Financial Officer required by Rule 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934.

99.7**	Certification of Chief Executive Officer required by Rule 13a-14(b) or Rule 15d-14(b) and 18 U.S.C. 1350.

99.8**	Certification of Chief Financial Officer required by Rule 13a-14(b) or Rule 15d-14(b) and 18 U.S.C. 1350.

99.9*	Consent of SRK Consulting (Canada) Inc., independent technical expert.

99.10*	Report of KPMG LLP, the Registrant’s independent registered public accounting firm, with respect to internal control over financial reporting.

*	Previously filed
**	Filed herewith