Form 40-F
period 2012-12-31
CLAUDE RESOURCES INC
filed 2013-03-28
CIK 1173924

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

(Check One)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☑	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended:	December 31, 2012	Commission File Number:	1-31956

CLAUDE RESOURCES INC.

(Exact name of Registrant as specified in its charter)

Canada (Province or other jurisdiction of incorporation or organization)	1040 (Primary Standard Industrial Classification Code Number, if applicable)	Not Applicable (I.R.S. Employer Identification Number, if applicable)

224 4th Avenue South, Suite 200

Saskatoon, Saskatchewan

S7K 5M5  Canada

(306) 668-7505

(Address and telephone number of Registrant’s principal executive offices)

CT Corporation System

111 Eighth Avenue, 13th Floor

New York, NY 10011

(212) 894-8700

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Name of each exchange
Title of each class	on which registered

Common Shares	NYSE MKT

Securities registered or to be registered pursuant to Section 12(g) of the Act: Not applicable

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: Not applicable

For annual reports, indicate by check mark the information filed with this Form:

☑	Annual information form	☑	Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 173,745,564 common shares

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

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

Under the supervision and with the participation of the Registrant’s Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of the Registrant’s internal control over financial reporting, as of the end of the period covered by this annual report, based on the framework set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its evaluation under this framework, management concluded that the Registrant’s internal control over financial reporting was effective as of December 31, 2012.

Attestation Report of the Registered Public Accounting Firm

As an “emerging growth company”, the Registrant is exempted from the requirement to include an auditor attestation report in this annual report on Form 40-F.

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

CODE OF ETHICS

The Registrant has adopted codes of ethics that apply to all directors, officers and employees of the Registrant. On February 24, 2012, the Registrant updated its code of ethics for officers and employees of the Registrant to (i) clarify the steps employees must take to avoid breaches of confidentiality of non-public information; (ii) include guidelines for the recovery of performance-based compensation paid to executives in the event of a restatement of previously issued financial statements that results from the conduct of executives and (iii) to include a declaration and acknowledgment of the code of ethics to be signed by employees and officers of the Registrant. Copies of the codes of ethics are available on the Registrant’s Internet website at www.clauderesources.com or, upon request, without charge, by contacting the Registrant at (306) 668-7505. A copy of the code of ethics for officers and employees of the Registrant has been filed as Exhibit 99.10 to this annual report on Form 40-F. There has been no waiver of the codes of ethics during the 2012 fiscal year. Unless specifically referred to herein, the information on the Registrant’s website shall not be deemed to be incorporated by reference in this annual report.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets out the fees billed in Canadian dollars to the Registrant by KPMG LLP and its affiliates for professional services rendered in each of the years ended December 31, 2012 and 2011. During these years, KPMG LLP was the Registrant’s only external auditor.

	2012	2011
Audit Fees(1)	$441,000	$717,000
Tax Fees(2)	37,000	21,000
Total	$478,000	$738,000

(1)	Audit fees are comprised of KPMG LLP services in respect of the audit of the December 31, 2012 consolidated financial statements.

(2)	Tax fees are comprised of KPMG LLP services in respect of certain tax compliance and tax planning, including the St. Eugene Mining transaction.

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

OFF-BALANCE SHEET ARRANGEMENTS

Please see the section entitled “Financial and Other Instruments” in the Registrant’s Management’s Discussion and Analysis for the year ended December 31, 2012 included as Exhibit 99.3 to this annual report on Form 40-F and Note 19 entitled “Financial Instruments” in the Registrant’s audited consolidated financial statements for the year ended December 31, 2012 included as Exhibit 99.2 to this annual report on Form 40-F.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Please see the section entitled “Contractual Obligations” in the Registrant’s Management’s Discussion and Analysis for the year ended December 31, 2012 included as Exhibit 99.3 to this annual report on Form 40-F.

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

IDENTIFICATION OF THE AUDIT COMMITTEE

The Registrant has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act.  The members of the Registrant’s audit committee are Ronald J. Hicks, C.A., Ted J. Nieman, Q.C., J. Robert Kowalishin and Brian Booth.

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

CLAUDE RESOURCES INC.

Date: March 27, 2013	By:	/s/ Neil McMillan
Name: Neil McMillan
Title: President and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.:	Description:

99.1	Annual Information Form dated March 27, 2013.

99.2	Audited consolidated financial statements and notes thereto for the fiscal years ended December 31, 2011 and 2012 and the auditor’s report thereon.

99.3	Management’s Discussion and Analysis of the Registrant for the year ended December 31, 2012 dated March 27, 2013.

99.4	Consent of KPMG LLP, the Registrant’s independent registered public accounting firm.

99.5	Certification of Chief Executive Officer required by Rule 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934.

99.6	Certification of Chief Financial Officer required by Rule 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934.

99.7	Certification of Chief Executive Officer required by Rule 13a-14(b) or Rule 15d-14(b) and 18 U.S.C. 1350.

99.8	Certification of Chief Financial Officer required by Rule 13a-14(b) or Rule 15d-14(b) and 18 U.S.C. 1350.

99.9	Consent of SRK Consulting (Canada) Inc., independent technical expert.

99.10	Code of Ethics dated February 24, 2012.