Form 20-F
period 2013-12-31
CLAUDE RESOURCES INC
filed 2014-04-30
CIK 1173924

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ____________

For the transition period from ____________ to ____________

Commission file number 1-31956

CLAUDE RESOURCES INC.
(Exact name of Registrant as specified in its charter)

CLAUDE RESOURCES INC.
(Translation of Registrant’s name into English)

CANADA
(Jurisdiction of incorporation or organization)

224 4th AVENUE SOUTH, SUITE 200
SASKATOON, SASKATCHEWAN
S7K 5M5 CANADA
(Address of principal executive offices)

Rick Johnson
Chief Financial Officer, Vice President Finance
Telephone: (306) 668 – 7505, E-mail: RJohnson@clauderesources.com,
Facsimile: (306) 668 – 7500, 224 4th Avenue South, Suite 200,
Saskatoon, Saskatchewan, S7K 5M5 Canada

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Shares	Toronto Stock Exchange and OTCQB

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Common Shares: 175,811,376

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes    ☑No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes    ☑No

Note: Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☑  Yes    ☐  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (Section 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☐ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

☐ Large accelerated filer	☐ Accelerated filer	☑ Non -accelerated filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐ U.S. GAAP	☑ International Financial Reporting Standards as issued by the International Accounting Standards Board	☐ Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

☐ Item 17       ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes    ☑ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court:

☐ Yes          ☐ No

	D.	Selling Shareholders	97
	E.	Dilution	97
	F.	Expenses of the Issue	97

Item 10:	Additional Information		98
	A.	Share Capital	98
	B.	Memorandum and Articles of Association	98
	C.	Material Contracts	98
	D.	Exchange Controls	99
	E.	Taxation	101
	F.	Dividends and Paying Agents	105
	G.	Statement by Experts	105
	H.	Documents on Display	105
	I.	Subsidiary Information	106

Item 11:	Quantitative and Qualitative Disclosures About Market Risk		106

Item 12:	Description of Securities Other Than Equity Securities		106

Part II:

Item 13:	Defaults, Dividend Arrearages and Delinquencies		107

Item 14:	Material Modifications to the Rights of Securities Holders and Use of Proceeds		107

Item 15:	Controls and Procedures		107

Item 16A:	Audit Committee Financial Expert		108

Item 16B:	Code of Ethics		108

Item 16C:	Principal Accountant Fees and Services		108

Item 16D:	Exemption from the Listing Standards for Audit Committees		109

Item 16E:	Purchases of Equity Securities by the Issues and Affiliated Purchases		109

Item 16F:	Changes in Registrant’s Certifying Accountant		109

Item 16G:	Corporate Governance		109

Item 16H:	Mine Safety		109

Part III:

Item 17:	Financial Statements		109

Item 18:	Financial Statements		109

Item 19:	Exhibits		110

GENERAL MATTERS

Use of Names

In this annual report filed on Form 20-F, the terms “Claude”, “Company”, “we”, and “our” refers to Claude Resources Inc., a Canadian company, and our wholly-owned subsidiaries, 4158849 Canada Ltd. and Madsen Gold Corporation, both Canada federal corporations, and St. Eugene Mining Corporation Limited (“SEM”), a British Columbia company.

Currency

Unless otherwise specified, all dollar amounts in this annual report are expressed in Canadian dollars.

STATEMENT REGARDING FORWARD-LOOKING INFORMATION

All statements, other than statements of historical fact, contained in this annual report constitute “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (referred to herein as “forward-looking statements”). Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate” or “believes”, or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results, “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof.

All forward-looking statements are based on various assumptions, including, without limitation, the expectations and beliefs of management, the assumed long-term price of gold, that the Company will receive required permits and access to surface rights, that the Company can access financing, appropriate equipment and sufficient labour, and that the political environment within Canada will continue to support the development of mining projects in Canada.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Claude to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: our ability to continue as a going concern; unexpected changes in business and economic conditions; changes in interest rates and currency exchange rates; changes in metallurgy; access and availability of materials, equipment, supplies, labor and supervision, power and water; determination of mineral resources and mineral reserves; availability of drill rigs; changes in project parameters; costs and timing of development of new mineral reserves; results of current and future exploration activities; results of pending and future feasibility studies; joint venture relationships; political or economic instability, either globally or in the countries in which we operate; local and community impacts and issues; environmental costs and risks; competitive factors, including competition for property acquisitions; and availability of capital at reasonable rates or at all; actual results of current exploration activities; environmental risks; future prices of gold; possible variations in ore reserves, grade or recovery rates; mine development and operating risks; accidents, labour issues and other risks of the mining industry; delays in obtaining government approvals or financing or in the completion of development or construction activities; and other risks and uncertainties, including but not limited to those discussed in the section entitled “Risk Factors” in this annual report. These risks and uncertainties are not, and should not be construed as being, exhaustive.

Although Claude has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements in this annual report are made as of the date of this annual report, being April 30, 2014 and, accordingly, are subject to change after such date. Except as otherwise indicated by Claude, these statements do not reflect the potential impact of any non-recurring or other special items that may occur after the date hereof. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of our operating environment.

Claude does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

Cautionary Note to U.S. Investors Concerning Resource Estimates

Resource Estimates

The resource estimates in this annual report were prepared in accordance with National Instrument 43-101, adopted by the Canadian Securities Administrators. National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule of the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all resource estimates contained in this Form 20-F have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. The requirements of National Instrument 43-101 differ significantly from the requirements of the Securities and Exchange Commission (the “SEC”). In this annual report, the Company uses certain terms such as “measured”, “indicated” and “inferred” resources. Although these terms are recognized and required in Canada, the SEC does not recognize them. The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that constitute “reserves”. Under U.S. standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally extracted at the time the determination is made. U.S. investors should not assume that all or any portion of a measured or indicated resource will ever be converted into “reserves”. Further, “inferred resources” have a great amount of uncertainty as to their existence and whether they can be mined economically or legally, and U.S. investors should not assume that “inferred resources” exist or can be legally or economically mined, or that they will ever be upgraded to a more certain category. Accordingly, information concerning descriptions of mineralization and resources contained in this Form 20-F may not be comparable to information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

METRIC EQUIVALENTS

For ease of reference, the following factors for converting metric measurements into imperial equivalents are provided:

To Convert from Metric	To Imperial	Multiply Metric Units by
Metres	Feet (ft.)	3.281
Kilometres (km)	Miles	0.621
Tonnes	Tons (2,000 pounds)	1.102
Grams	Troy Ounces	0.032
Hectares	Acres	2.471

Glossary of Financial Terms

Current ratio = (current asset / current liabilities)

Working capital = (current asset – current liabilities)

Glossary of Technical Terms

Alteration – any change in the mineral composition of a rock brought about by physical or chemical means.

Assaying - laboratory examination that determines the content or proportion of a specific metal (i.e.: silver) contained within a sample. Technique usually involves firing/smelting.

Au Eq (“gold equivalent”) – a measure of contained metal expressed in equivalent gold grade.

Biotite – a widely distributed and important rock-forming mineral of the mica group.

Brecciated – broken into sharp-angled fragments surrounded by finer-grained material.

Bulk Sample – a collection of representative mineralized material whose location, geologic character and metal assay content can be determined and then used for metallurgical or geotechnical testing purposes.

Chalcopyrite - a sulphide mineral of copper and iron.

Chlorite – a group of platy, monoclinic, usually greenish minerals.

Chloritic alteration – the replacement by, conversion into, or introduction of chlorite into a rock.

Core Samples - the cylindrical form of rock called “core” that is extracted from a diamond drill hole. Mineralized sections are separated and these samples are sent to a laboratory for analysis.

Cross-cut - a horizontal opening driven from a shaft or haulage drift at an oblique or right angle to the strike of a vein or other orebody.

Cut-off Grade - the lowest grade of mineralized material that qualifies as a reserve in a deposit (i.e.: contributing material of the lowest assay that is included in a reserve estimate).

Diamond Drilling – a type of rotary drilling in which diamond bits are used as the rock-cutting tool to produce a recoverable drill core sample of rock for observation and analysis.

Dip – the angle that a structural surface, a bedding or fault plane makes with the horizontal, measured perpendicular to the strike of the structure.

Drift - a horizontal underground opening that follows along the length of a vein or rock formation.

Duty to Consult - governments in Canada may have a duty to consult with and potentially accommodate Aboriginal groups prior to making decisions which may impact lands and resources subject to established or potential treaty or Aboriginal rights, title or other claims. These governments, in turn, may delegate procedural aspects of this duty to industry.

Exploration – work involved in searching for ore, from prospecting to diamond drilling or driving a drift.

Fault – a fracture or break in rock along which there has been movement.

Feasibility Study – a comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of realistically assumed mining, processing, metallurgical, economic, marketing, legal, environmental, social and governmental considerations together with any other relevant operational factors and detailed financial analysis, that are necessary to demonstrate at the time of reporting that extraction is reasonably justified (economically mineable). The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. The confidence level of the study will be higher than that of a Prefeasibility Study.

Fire Assay - the assaying of metallic minerals by use of a miniature smelting procedure with various agents.

Footwall - the rock on the underside of a vein or ore structure.

Fracture – a break or crack in rock.

Geophysical Survey - a scientific method of prospecting that measures the physical properties of rock formations. Common properties investigated include magnetism, specific gravity, electrical conductivity and radioactivity.

Grade – the metal content of rock with precious metals, grade can be expressed as troy ounces or grams per tonne of rock.

Granitoid – a light-coloured, plutonic rock with quartz between 20 and 60 percent.

Head Grade – the average grade of ore fed into a mill.

Hydrothermal – the products or the actions of heated waters in a rock mass such as a mineral deposit precipitating from a hot solution.

Igneous – a primary type of rock formed by the cooling of molten material.

Indicated Mineral Resource – is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Inferred Mineral Resource – is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Lens - a body of ore that is thick in the middle and tapers towards the ends.

Lithostructural – an assemblage of rocks that is unified on the basis of structural and lithological features.

Mafic - igneous rocks composed mostly of dark, iron and magnesium-rich minerals.

Measured Mineral Resource - is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Metallurgy – the study of the extractive processes which produce minerals from their host rocks.

Mill - a processing facility where ore is finely ground and thereafter undergoes physical or chemical treatment to extract the valuable metals.

Mineral – a naturally formed chemical element or compound having a definitive chemical composition and usually a characteristic crystal form.

Mineralization – a natural concentration in rocks or soil of one or more minerals.

Mineral Reserve – the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Prefeasibility Study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when material is mined.

Mineral Resource – a concentration or occurrence of natural, solid, inorganic, or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics, and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

National Instrument 43-101 or NI 43-101 – National Instrument 43-101 Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators.

Ounces - troy ounces of a fineness of 999.9 parts per 1,000 parts.

Ore - rock, generally containing metallic or non-metallic minerals, which can be mined and processed at a profit.

Ore Body - a sufficiently large amount of ore that can be mined economically.

Plunge - the vertical angle a linear geological feature makes with the horizontal plane.

Porphyry - any igneous rock in which relatively large crystals are set in a fine-grained groundmass.

Prefeasibility Study – a comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established, and where an effective method of mineral processing has been determined. This study must include a financial analysis based on reasonable assumptions of technical engineering, operating, and economic factors, which are sufficient for a Qualified Person acting reasonably, to determine if all or part of the Mineral Resource may be classified as a Mineral Reserve.

Probable Mineral Reserve – the economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource, demonstrated by at least a Prefeasibility Study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Proven Mineral Reserve – the economically mineable part of a Measured Mineral Resource demonstrated by at least a Prefeasibility Study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Pulp - a mixture of ground ore and water.

Pyrite - an iron sulphide mineral (FeS2), the most common naturally occurring sulphide mineral.

Pyrrhotite - a bronze-colored, often magnetic iron sulphide mineral.

Qualified Person – an individual who is an engineer or geoscientist with at least five (5) years of experience in mineral exploration, mine development, mine operation, project assessment or any combination of these; has experience relevant to the subject matter of the mineral project and technical report; and is a member in good standing of a professional association.

Quartz – crystalline silica; often forming veins in fractures and faults within older rocks.

Raise - a vertical or inclined underground working that has been excavated from the bottom upward.

Ramp - an inclined underground opening.

Sericite – a fine-grained potassium mica found in various metamorphic rocks.

Shear Zone - a zone in which shearing has occurred on a large scale so that the rock is crushed and brecciated.

Showing - surface occurrence of mineral.

Sill - an intrusive sheet of igneous rock of roughly uniform thickness that has been forced between the bedding planes of existing rock; the initial horizontal drift along the strike of the ore vein.

Specific Gravity - the ratio between the weight of a unit volume of a substance and that of a unit volume of water.

Stope - an underground excavation from which ore has been extracted, either above or below a level. Access to stopes is usually by way of adjacent raises.

Stratigraphy – the sequence of bedded rocks in a particular area.

Tailings - Tailings consist of ground rock and process effluents that are generated in a mine processing plant or mill. Mechanical and chemical processes are used to extract gold from mine ore and produce a waste stream known as tailings. This process of product extraction is never 100 percent efficient, nor is it possible to reclaim all reusable and expended processing reagents and chemicals. The unrecoverable and uneconomic metals, minerals, chemicals, organics and process water are discharged, normally as slurry, to a final storage area commonly known as a Tailings Management Facility (a “TMF”) or Tailings Storage Facility (a “TSF”).

Till - is unsorted glacial sediment. Its content may vary from clays to mixtures of clay, sand, gravel and boulders. This material is typically derived from the subglacial erosion and incorporated by the moving ice of the glaciers of previously available unconsolidated sediments.

Tonne – a metric ton or 2,204 pounds.

Trenching - the process of exploration by which till is removed from a trench cut from the earth’s surface.

Vein – a thin, sheet-like, cross-cutting body of hydrothermal mineralization, principally quartz.

Waste – barren rock in a mine, or mineralized material that is too low in grade to be mined and milled at a profit.

Working interest or WI - means the interest held by Claude in property. This interest normally bears its proportionate share of capital and operating costs as well as royalties or other production burdens. The working interest percentage is expressed before royalty interests.

Part I

Item 1. Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2. Offer Statistics and Expected Timetable

Not Applicable.

Item 3. Key Information

A.	Selected Financial Data

The following selected financial information for the fiscal years ended December 31, 2013, 2012, 2011 and 2010 are derived from the audited financial statements of the Company and the notes thereto, which are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”). The selected information for the fiscal year ended December 31, 2009 was prepared in accordance with the Canadian generally accepted accounting principles (“Canadian GAAP”). The selected financial information should be read in conjunction with the discussion in Item 5 of this Form 20-F and the financial statements of the Company filed as part of this Form 20-F. Historical results from any prior period are not necessarily indicative of results to be expected for any future period.

Operations	Canadian Dollar Thousands (except number of common shares and per share amounts)
	IFRS				Canadian GAAP
	2013	2012	2011	2010	2009
Revenue	63,794	80,808	69,659	55,998	48,525
Income (loss) from operations	(73,423)	5,569	9,454	4,312	(7,461)
Income from discontinued operation	-	-	-	1,506	1,204
Net income (loss)	(73,423)	5,569	9,454	5,818	(6,257)
Net income (loss) per Common share from continuing operations	(0.42)	0.03	0.06	0.03	(0.07)
- basic and diluted
Net income (loss) per Common share	(0.42)	0.03	0.06	0.04	(0.06)

Weighted average shares outstanding (000’s)
- basic	175,562	172,933	156,062	131,193	108,504
- diluted	175,562	173,232	158,410	133,411	108,504

Consolidated Balance Sheet Data

Total assets	181,675	234,517	207,887	245,506	229,421
Total liabilities	59,079	42,153	34,992	136,008	136,053
Net assets	122,596	192,364	172,895	109,498	93,368
Share capital	195,245	193,189	180,531	117,974	111,957
Dividends	0	0	0	0	0

Exchange Rate Data

Unless otherwise indicated, all monetary references herein are denominated in Canadian dollars.

The following table sets forth information as to the average period end, high and low exchange rate for Canadian dollars and U.S. dollars for the periods indicated based on the Bank of Canada nominal noon exchange rates (U.S. dollars to Canadian dollars) in Canadian dollars (US$1.00 = $1.0963 as at April 29, 2014).

	2013	2012	2011	2010	2009

Average ($)	1.0299	0.9996	0.9891	1.0299	1.1420
High ($)	1.0697	1.0418	1.0604	1.0778	1.3000
Low ($)	0.9839	0.9710	0.9449	0.9946	1.0292

Year End Rate ($)	1.0636	0.9949	1.0162	0.9931	1.0456

The following table sets forth the high and low exchange rates for one U.S. dollar expressed in terms of Canadian dollars for each of the last six months:

	March	February	January	December	November	October
	2014	2014	2014	2013	2013	2013

Average ($)	1.1107	1.1057	1.0942	1.0637	1.0499	1.0364
High ($)	1.1251	1.1140	1.1171	1.0697	1.0415	1.0456
Low ($)	1.0966	1.0953	1.0614	1.0577	1.0334	1.0284

Period End Rate ($)	1.1053	1.1140	1.1119	1.0636	1.0594	1.0429

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

An investment in the common shares of the Company must be considered speculative due to the nature of the Company’s business and the present stage of exploration and development of its mineral deposit properties. In addition to the other information presented in this Form 20-F, a prospective investor should carefully consider the risk factors set out below and the other information that the Company files with the SEC and with Canadian securities regulators before investing in the Company’s common shares. The Company has identified the following non-exhaustive list of inherent risks and uncertainties that it considers to be relevant to its operations and business plans. Such risk factors could materially affect the Company’s future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Company.

Persistent Low Gold Prices Could Cause Mine Operations to be Suspended or Shutdown and Negatively Affect the Company’s Profitability, Cash Flow and Ability to Operate as a Going Concern

The economics of developing gold and other metal properties are affected by many factors including the cost of operations, variations in the grade of ore mined and the price of gold or other metals. Depending on the price of gold, the Company may determine that it is impractical to commence or continue commercial production. The price of gold has fluctuated in recent years. During the year ended December 31, 2013, the market price per ounce for gold ranged from a low of US$1,192 to a high of US$1,694 with an average price of US$1,411.

Any significant drop in the price of gold adversely impacts the Company’s revenues, profitability and cash flows. Also, sustained low gold prices can:

1.	Reduce production revenues as a result of cutbacks caused by the cessation of mining operations involving deposits or portions of deposits that have become uneconomic at the prevailing price of gold;
2.	Cause the cessation or deferral of new mining projects;
3.	Decrease the amount of capital available for exploration activities;
4.	Reduce existing reserves by removing ore from reserves that cannot be economically mined at prevailing prices; or,
5.	Cause the write-off of an asset whose value is impaired by the low price of gold.

Gold prices may fluctuate widely and are affected by numerous industry factors, such as demand for precious metals, forward selling by producers and central bank sales and purchases of gold. Moreover, gold prices are also affected by macro-economic factors such as expectations for inflation, interest rates, currency exchange rates and global or regional political and economic situations. The current demand for and supply of gold affects gold prices, but not necessarily in the same manner as current demand and supply affects the price of other commodities. The potential supply of gold consists of new mine production plus existing stocks of bullion and fabricated gold held by governments, financial institutions, industrial organizations and individuals. If gold prices remain at low market levels for a sustained period, the Company could determine that it is not economically feasible to continue mining operations or exploration activities.

There can be no assurance that the price of gold will remain stable or that such price will be at a level that will prove feasible to begin development of its properties, or commence or, if commenced, continue commercial production.

Uncertainty of Production Estimates can Negatively Impact Earnings and Cash Flow

The Company’s gold production may fall below estimated levels as a result of mining accidents such as cave-ins, rock falls, rock bursts or as a result of other operational difficulties. In addition, production may be unexpectedly reduced if, during the course of mining, mineral grades are lower than expected, the physical or metallurgical characteristics of the minerals are less amenable than expected to mining or treatment, or dilution increases. Accordingly, there can be no assurance that the Company will achieve current or future production estimates.

The Company is Involved in the Resource Industry which has Certain Inherent Exploration and Operating Risks

The exploration for and development of mineral deposits involves significant risks, which even the combination of careful evaluation, experience and knowledge may not eliminate. It is impossible to guarantee that current or future exploration programs on existing mineral properties will establish reserves.

The level of profitability of the Company in future years will depend mainly on gold prices, the cost of production at the Seabee Operation and whether any of the Company’s exploration stage properties can be brought into production. Whether an ore body will continue to be commercially viable depends on a number of factors, some of which are the particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as metal prices, which cannot be predicted and which have been highly volatile in the past, mining costs, and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals, environmental protection and reclamation and closure obligations. The effect of these factors cannot be accurately predicted, but the combination of these factors may cause a mineral deposit that has been mined profitably in the past, such as the Seabee Operation, to become unprofitable. The Company is subject to the risks normally encountered in the mining industry, such as unusual or unexpected geological formations, cave-ins or flooding. The Company may become subject to liability for pollution, cave-ins or other hazards against which it cannot insure or against which it may elect not to insure.

The development of gold and other mineral properties is affected by many factors, including the cost of operations, variations in the grade of ore, fluctuations in commodity markets, costs of processing equipment and other factors such as government regulations, including regulations relating to royalties, fluctuations in the U.S. dollar versus Canadian dollar exchange rate, allowable production, importing and exporting of minerals and environmental protection.

Fluctuations in the U.S. Dollar versus Canadian Dollar Exchange Rate Could Negatively Impact Operating Results

The price of gold is denominated in U.S. dollars and, accordingly, the Company’s proceeds from gold sales will be denominated and received in U.S. dollars. As a result, fluctuations in the U.S. dollar against the Canadian dollar could result in unanticipated fluctuations in the Company’s financial results, which are reported in Canadian dollars. During the year ended December 31, 2013, the U.S. dollar to Canadian dollar exchange rate ranged from a low of US$0.9838 to a high of US$1.0704 with an average of US$1.0298.

Limitations under Credit Facilities

The Company’s secured credit facilities may limit, among other things, the Company’s ability to permit the creation of certain liens, make investments or dispose of the Company’s material assets. In addition, these credit facilities may limit the Company’s ability to incur additional indebtedness and requires the Company to maintain specified financial ratios and meet financial condition covenants. Events beyond the Company’s control, including changes in general economic and business conditions, may affect the Company’s ability to satisfy these covenants, which could result in a default under one or both of the credit facilities. If an event of default under the credit facility occurs, the lenders could elect to declare all principal amounts outstanding thereunder at such time, together with accrued interest, to be immediately due. In such an event, the Company may not have sufficient funds to repay amounts owing under the facility.

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

The failure of the Company to meet its ongoing obligations on a timely basis could result in the loss or substantial dilution of its interest (as existing or as proposed to be acquired) in its properties and materially impact the Company’s business and financial condition.

At current gold prices and forecast production, Management believes operating cash flows, combined with the recent closing of the Madsen Asset Sale Agreement and NSR Royalty Agreement, will be sufficient to fund the first quarter 2014 winter road resupply and 2014 operations.

Fluctuations in External Factors Affecting Costs

The Company’s production costs are dependent on a number of factors, including refining charges, and the cost of inputs used in mining operations, including, but not limited to, equipment, labour (including contractors), petroleum, chemical reagents, tires and power. All of these factors are beyond the Company’s control. If the Company’s total production costs per ounce of gold rise above the market price of gold and remain so for any sustained period, the Company may experience losses and may curtail or suspend some or all of its exploration, development and mining activities.

Unfavourable Government Regulatory Changes May Cause Cessation of Mining Operations and Exploration Activities

The Company’s exploration activities and mining operations are affected to varying degrees by government regulations relating to mining operations, the acquisition of land, pollution control and environmental protection, safety, production and expropriation of property. Changes in these regulations or in their application are beyond the control of the Company and may adversely affect its operations, business and results of operations. Failure to comply with the conditions set out in any permit or failure to comply with the applicable statutes and regulations may result in orders to cease or curtail operations or to install additional equipment. The Company may be required to compensate those suffering loss or damage by reason of its operating or exploration activities.

Currently, all of the Company’s properties are subject to the federal laws of Canada and, depending upon the location of the Company’s properties, may be subject to the provincial laws of Saskatchewan and Ontario as well as local municipal laws. Mineral exploration and mining may be affected in varying degrees by government regulations relating to the mining industry. Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business.

Operations may be affected in varying degrees by government regulations with respect to price controls, export controls, foreign exchange controls, income taxes, expropriation of property, environmental and mine safety legislation.

Aboriginal Rights, Title Claims and the Duty to Consult may Delay Projects

Exploration, development and mining activities at the Company’s Saskatchewan and Ontario properties may affect established or potential treaty or Aboriginal rights, title or other claims held by Aboriginal groups, in these circumstances, First Nation and Métis, with related duty to consult issues. The Company is committed to effectively managing any impacts to such rights, title and claims and any resulting consultation requirements that may arise. However, there is no assurance that the Company will not face material adverse consequences because of the legal and factual uncertainties associated with these issues.

Failure to Effectively Manage the Company’s Tailings Facilities could Negatively Impact Gold Production

The Company’s Seabee Mill produces tailings. Managing these tailings is integral to gold production. The Seabee Operation’s East Lake and Triangle Lake tailings management facilities have the capacity to store tailings from milling ore from the Seabee Mill until approximately 2016. The Company is currently in the process of planning tailings capacity expansion beyond 2016. This will support the extension of Seabee’s mine life and provide additional tailings capacity to process ore from the Santoy 8 deposit and other potential sources such as the Santoy Gap deposit within the Santoy Mine Complex. If the Company does not receive regulatory approval for new or expanded tailings facilities, gold production could be constrained.

Changes to Safety, Health and Environmental Regulations Could Have a Material Adverse Effect on Future Operations

Safety, health and environmental legislation affects nearly all aspects of the Company’s operations including exploration, mine development, working conditions, waste disposal, emission controls and protection of endangered and protected species. Compliance with safety, health and environmental legislation can require significant expenditures and failure to comply with such safety, health and environmental legislation may result in the imposition of fines and penalties, the temporary or permanent suspension of operations, clean-up costs resulting from contaminated properties, damages and the loss of important permits. Exposure to these liabilities arises not only from the Company’s existing operations, but from operations that have been closed or sold to third parties. Generally, the Company is required to reclaim properties after mining is completed and specific requirements vary among jurisdictions. The Company is required to provide financial assurances as security for reclamation costs, which may exceed the Company’s estimates for such costs. The Company could also be held liable for worker exposure to hazardous substances and for accidents causing injury or death. There can be no assurances that the Company will at all times be in compliance with all safety, health and environmental regulations or that steps to achieve compliance would not materially adversely affect the Company’s business.

Safety, health and environmental laws and regulations are evolving in all jurisdictions where the Company has activities. The Company is not able to determine the specific impact that future changes in safety, health and environmental laws and regulations may have on its operations and activities, and its resulting financial position; however, the Company anticipates that capital expenditures and operating expenses will increase in the future as a result of the implementation of new and increasingly stringent safety, health and environmental regulation. For example, emissions standards are poised to become increasingly stringent. Further changes in safety, health and environmental laws, new information on existing safety, health and environmental conditions or other events, including legal proceedings based upon such conditions or an inability to obtain necessary permits, may require increased financial reserves or compliance expenditures or otherwise have a material adverse effect on the Company.

Environmental and regulatory review is a long and complex process that can delay the opening, modification or expansion of a mine, extend decommissioning at a closed mine, or restrict areas where exploration activities may take place.

Decommissioning and Reclamation Obligations May Constrain Production

Environmental regulators are demanding more and more financial assurances so that the parties involved, and not the government, bear the costs of decommissioning and reclaiming sites. Decommissioning plans have been filed for the Seabee and Madsen properties. These plans are reviewed, as necessary, or at the time of an amendment or renewal of an operating licence. Regulators may conduct a further review of the detailed decommissioning plans, and this can lead to additional requirements, costs and financial assurances. It is not possible to predict what level of decommissioning and reclamation and financial assurances regulators may require in the future.

As filed with the Government of Saskatchewan’s Ministry of Environment, the Company estimated in its 2013 Mine Closure Plan the closure costs at the cessation of mining at its Seabee Mine at $6.1million. Actual costs of completing the reclamation of the mine site may be higher than those estimated. The Company has issued letters of credit in favour of the Ministry of Environment in the amount of $1.6 million in support of its obligations. The letters of credit are secured by investment certificates. The Company has received approval to incrementally fund its remaining closure cost obligations over the next five years as follows: 2014 - $0.5 million; 2015 - $0.5 million; 2016 - $1.0 million; 2017 - $1.0 million; and, 2018 - $1.5 million.

Imprecise Ore Reserves and Ore Grade Estimates may Negatively Impact Gold Production and Operating Profitability

Although the Company has assessed the Mineral Reserve and Mineral Resource estimates contained in this document and believes that the methods used to estimate such Mineral Reserves and Mineral Resources are appropriate, such figures are estimates. Estimates of Mineral Reserves and Mineral Resources are inherently imprecise and depend to some extent on statistical inferences drawn from limited drilling, which may prove unreliable. Furthermore, the indicated level of recovery of gold may not be realized. Market price fluctuations of gold may render reserves and deposits containing relatively lower grades of mineralization uneconomic. Moreover, short-term operating factors relating to Mineral Reserves, such as the need for orderly development of the deposits or the processing of new or different grades, may cause mining operations to be unprofitable in any particular period. Until Mineral Reserves or Mineral Resources are actually mined and processed, Mineral Reserve and Mineral Resource grades must be considered as estimates only.

Potential Shareholder Dilution Could Impact Share Price and New Equity Issues

As of December 31, 2013, there were stock options outstanding to purchase 7,936,361 common shares and share purchase warrants outstanding, issued pursuant to the CCP Debt Facility (see Item 2, General Development of the Business), to purchase 5,750,000 common shares. Subsequent to December 31, 2013, the share purchase warrants were cancelled pursuant to terms of a waiver and amendment agreement with Crown Capital Partners Inc. (“CCP”). The common shares issuable under these options and warrants, if fully exercised, would constitute approximately 7.2 percent of the Company’s resulting share capital. The exercise of such options or warrants and the subsequent resale of such shares in the public market could adversely affect the prevailing share market price and the Company’s ability to raise equity capital in the future at a time and price which it deems appropriate. The Company may also enter into commitments in the future which would require the issuance of additional common shares and the Company may grant additional share purchase warrants and stock options. Any share issuances from the Company’s treasury could result in immediate dilution to existing shareholders.

Industry Competition may Hinder Corporate Growth

The Company’s business is intensely competitive, and the Company competes with other mining companies, some of which have greater resources and experience. Competition in the precious metals mining industry is primarily for mineral rich properties which can be developed and produced economically; the technical expertise to find, develop, and produce such properties; the labour to operate the properties; and, the capital for the purpose of financing development of such properties. Many competitors not only explore for and mine precious metals, but also conduct refining and marketing operations on a worldwide basis and some of these companies have much greater financial and technical resources than the Company. Such competition may result in the Company being unable to acquire desired properties, to recruit or retain qualified employees or to acquire the capital necessary to fund its operations and develop its properties. The Company’s inability to compete with other mining companies could have a material adverse effect on the Company’s results of operations and its business.

Impairment of Assets may Impact Operational Performance

In accordance with IFRS, the Company capitalizes certain expenditures relating to its mineral projects. From time to time the carrying amounts of mining properties and plant and equipment are reviewed for impairment if events or changes in circumstances indicate that the carrying value may not be recoverable. If there are indicators of impairment, an exercise is undertaken to determine whether the carrying values are in excess of their recoverable amount. Such review is undertaken on an asset by asset basis, except where such assets do not generate cash flows independent of other assets, and then the review is undertaken at the cash generating unit level.

Events that could, in some circumstances, lead to an impairment include, but are not limited to, changes to gold price or cost assumptions, changes to Mineral Reserve or Mineral Resource grades or the Company’s market capitalization being less than the carrying amounts of its mining properties and plant and equipment.

The assessment requires the use of estimates and assumptions such as, but not limited to, long-term gold prices, foreign exchange rates, discount rates, future capital requirements, Mineral Reserve and Mineral Resource estimates, operating performance as well as the definition of cash generating units. It is possible that the actual fair value could be significantly different from those assumptions, and changes in the assumptions will affect the recoverable amount. In the absence of any mitigating valuation factors, the Company’s failure to achieve its valuation assumptions or a decline in the fair value of its cash generating units or other assets may, over time, result in impairment charges.

If the Company determines that an asset is impaired, the Company will charge against earnings any difference between the carrying amount of the assets and the estimated fair value less cost to sell those assets. Any such charges could have a material adverse effect on the Company’s results of operations.

Extreme and Persistent Weather Conditions could Cause Operating and Exploration Difficulties

The Company’s mining and exploration properties are all located in Saskatchewan and Ontario. Access to these properties and the ability to conduct work on them can be affected by adverse weather conditions. Adverse weather conditions can also increase the costs of both access and work on the Company’s properties.

Title to Company Properties could be Challenged with Potential Loss of Ownership

Acquisition of title to mineral properties is a very detailed and time-consuming process. The Company believes it has investigated title to all of its mineral properties and has obtained title opinions with respect to its most significant properties. To the best of the Company’s knowledge, titles to all such properties are in good standing. For the Madsen properties, the Company has searched title records for any and all encumbrances. For the Seabee and Amisk properties, the Company has examined property search abstracts from the Saskatchewan Ministry of the Economy as well as made inquiries and reviewed lease files from the Ministry. It has also received confirmation of title from Saskatchewan Environment.

The title to the Company’s properties could be challenged or impugned. The properties may have been acquired in error from parties who did not possess transferable title, may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects.

We May Not be Able to Hire Enough Skilled Employees to Support Operations

Many of the projects undertaken by the Company rely on the availability of skilled labour and the capital outlays required to employ such labour. The Company employs full and part time employees, contractors and consultants to assist in executing operations and providing technical guidance. In the event of a skilled labour shortage, various projects of the Company may not become operational due to increased capital outlays associated with labour. Further, a skilled labour shortage could result in operational issues such as production shortfalls and higher mining costs.

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

The Company is Subject to Evolving Corporate Governance and Public Disclosure Regulations that have Increased the Cost of Compliance and the Risk of Non-compliance

The Company is subject to changing rules and regulations promulgated by a number of Canadian and United States governmental and self-regulating organizations, including the Canadian Securities Administrators, the Toronto Stock Exchange (the “TSX”), the SEC and the IASB. These rules and regulations continue to evolve in scope and complexity making compliance more difficult and uncertain. Efforts to comply with new regulations have resulted, and are likely to continue to result in, increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities.

Due to the Company’s Canadian Jurisdiction, Investors may be Deterred from Trading Company Stock as it may be Difficult for United States (“U.S.”) Investors to Effect Service of Process Against the Company

The Company is incorporated under the laws of Canada. All of the Company’s directors and officers are residents of Canada and all of the Company’s assets and its subsidiaries are located in Canada. Consequently, it may be difficult for United States investors to affect service of process in the United States upon the Company’s directors or officers or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). A judgment of a U.S. court predicated solely upon such civil liabilities may be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities.

Internal Controls Provide No Absolute Assurances as to Reliability of Financial Reporting

The Company has invested resources to document and assess its system of internal controls over financial reporting and it is continuing its evaluation of such internal controls. Internal controls over financial reporting are procedures designed to provide reasonable assurance that transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of financial reporting and financial statement preparation.

The Company is required to satisfy the requirement of Section 404 of the U.S. Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), which requires an annual assessment by management of the effectiveness of the Company’s internal control over financial reporting.

If the Company fails to maintain the adequacy of its internal control over financial reporting, as such standards are modified, supplemented, or amended from time to time, the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. The Company’s failure to satisfy the requirement of Section 404 of the Sarbanes-Oxley Act on an ongoing, timely basis could result in the loss of investor confidence in the reality of its financial statements, which in turn could harm the Company’s business and negatively impact the trading price of its common shares. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s operating results or cause it to fail to meet its reporting obligations.

Although the Company intends to devote substantial time and incur substantial costs, as necessary, to ensure ongoing compliance, the Company cannot be certain that it will be successful in complying with Section 404 of the Sarbanes-Oxley Act.

Internal Control Over Financial Reporting

Based on Management’s 2013 assessment, it was concluded that, as a result of the material weakness in Internal Controls over Financial Reporting (“ICFR”) discussed below, ICFR was not effective as at December 31, 2013.

Management noted that as at December 31, 2013, with respect of Income Taxes, there was a lack of review and monitoring controls of the income tax function relating to complex, non-routine transactions and provisions. This control deficiency resulted in the Company recording adjustments to deferred income tax assets, deferred income tax liabilities and deferred income tax expense. This control deficiency relating to complex, non-routine transactions and provisions creates a reasonable possibility that material misstatements of the consolidated financial statements including disclosures will not be prevented or detected on a timely basis as a result.

The Company is Subject to Certain Legal Proceedings and May be Subject to Additional Litigation in the Future

All industries, including the mining industry, are subject to legal claims, with and without merit. The Company is currently involved in litigation of a non-material nature, including in relation to alleged infractions of environmental compliance matters, and may become involved in legal disputes in the future. Defense and settlement costs can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation process, there can be no assurance that the resolution of any particular legal proceedings will not have a material adverse effect on the Company’s financial position or results of operations.

Conflicts of Interest

Certain of the directors of the Company are also directors and officers of other companies engaged in mineral exploration and development and mineral property acquisitions. As such, situations may arise where such directors are in a conflict of interest with the Company. The Company will resolve any actual conflicts of interest if and when the same arise in accordance with the Company’s Code of Ethics Policy.

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

During 1998, the Company acquired 100% of the issued and outstanding common shares of Madsen Gold Corp. (“Madsen”) pursuant to a take-over bid offer made by the Company on March 13, 1998 (the “Take-over Offer”).

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

During 2012, the Company announced that it had completed the acquisition of St. Eugene Mining Corporation Limited. As a result of this acquisition, Claude now owns 100 percent of the Amisk Gold Project. This gold and silver exploration property is one of the largest land positions in the prolific Flin Flon mineral district. The Amisk Gold Property is located 20 kilometres southwest of Flin Flon, Manitoba and hosts the Amisk Gold Project, a bulk mineable gold and silver deposit. Currently, the Amisk Gold Project hosts a National Instrument 43-101 compliant resource calculation of 1.57 million gold equivalent ounces.

The registered office of the Company is located at 1500, 410 – 22nd Street East, Saskatoon, Saskatchewan S7K 5T6. Its principal executive office is located at 200, 224 – 4th Avenue South, Saskatoon, Saskatchewan S7K 5M5, Telephone: (306) 668-7505.

During the last three years ended December 31, 2013, the Company spent approximately $145.6 million on principal capital expenditures related to its properties, plant and equipment including $31.9 million spent during the year ended December 31, 2013. Details of these principal capital expenditures are set forth in the table below:

	2013	2012	2011
Mineral Properties	Canadian Dollar Millions

Mine development	23.0	22.3	20.8
Exploration expenditures	1.3	20.0	13.6
Plant and equipment additions	7.6	20.2	16.8
Total Capital Expenditures	31.9	62.5	51.2

Further details concerning the principal capital expenditures currently in progress are set forth under the Company’s description of each project under Item 4D – “Property, Plants and Equipment”.

B.	Business Overview

The Company is engaged in the acquisition, exploration, and development of precious metal properties and the production and marketing of minerals. All of Claude’s mineral properties are located in northern Saskatchewan and northwestern Ontario.

The Company’s mineral property portfolio includes the Seabee Property, which includes two producing gold mines and various exploration properties located at Laonil Lake, Saskatchewan, approximately 125 kilometres northeast of La Ronge, Saskatchewan. This property has been in operation since December 1991, producing 1,066,941 ounces of gold to December 31, 2013. In 2013, gold sales were 44,823 ounces compared to 48,672 ounces in 2012 and 44,632 in 2011.

The Company also owns 100 percent of the Amisk Gold Property, located in the province of Saskatchewan, 20 kilometres southwest of Flin Flon, Manitoba, which covers an area of 40,400 hectares.

Operations, although affected by weather, are not seasonal as gold is produced year round. Gold is a commodity for which there is an active market and is not differentiated from the products of competitors. Therefore, the Company conducts no special marketing and its revenue is determined by prevailing market prices.

The Company is not dependent upon any patents, licenses or new manufacturing processes, nor is it dependent upon any financial contracts other than those entered into in the ordinary course of its business.

A description of the Company’s properties and its operations at certain properties is found under Item 4D – “Property, Plants and Equipment”.

A statement regarding the Company’s competitive position is disclosed in Item 3 – “Key Information”, under “Industry Competition may Hinder Corporate Growth” of the section titled “Risk Factors”.

A description of the material effects of government regulations on the Company’s business is disclosed in Item 3 –”Key Information”, under “Unfavorable Government Regulatory Changes may Cause Cessation of Mining Operations and Exploration Activities” and “Stricter Government Environmental Policies may Materially Affect Operating Results and/or Delay Projects” in the section titled “Risk Factors”.

C.	Organizational Structure

Claude has three wholly-owned subsidiary corporations: 4158849 Canada Ltd. and Madsen Gold Corporation, both Canada federal corporations, and St. Eugene Mining Corporation Limited (“SEM”), a British Columbia company. References herein to the “Company” or “Claude” include the Company and its subsidiaries, unless otherwise indicated or the context otherwise requires.

D.	Property, Plants and Equipment

Mineral Properties

The Company’s mineral property portfolio includes the Seabee Property, which includes two producing gold mines and various exploration properties located at Laonil Lake, Saskatchewan, approximately 125 kilometres northeast of La Ronge, Saskatchewan. This property has been in operation since December 1991, producing 1,066,941 ounces of gold to December 31, 2013. In 2013, gold production was 43,850 ounces compared to 49,570 ounces in 2012.

The Company also owns 100 percent of the Amisk Gold Property, located in the province of Saskatchewan, 20 kilometres southwest of Flin Flon, Manitoba, which covers an area of 40,400 hectares.

CLAUDE ASSET LOCATIONS

Except for the operations from Seabee and the Santoy Mine Complex, all of the Company’s mining properties are at the exploration stage. Among the Company’s exploration projects, those within trucking distance of the Seabee Mill will receive the majority of the Company’s exploration budget and focus for the foreseeable future.

SEABEE PROPERTY

The Seabee Mine is located at Laonil Lake, Saskatchewan, approximately 125 kilometres northeast of the town of La Ronge. Claude commenced commercial production at the mine in December, 1991. Since start-up, the mine has produced 1,066,941 ounces of gold including 43,850 ounces produced in 2013.

SEABEE AREA

Property Description and Access

The Seabee Gold Operation has produced gold from five mineral leases. It currently is producing from ML5519, ML5520 and ML5543. The original ten quartz claims covering the mine site were consolidated into a single mineral lease (ML 5519) of approximately 201 hectares granted by the Crown on November 25, 1999. In November 1994, the Company entered into an option agreement to acquire a 100 percent working interest, subject to a 30 percent Net Profits Interest, in the surrounding Currie Rose property (in August 2010, the Company purchased the 30 percent Net Profits Interest on the Currie Rose Property). After fulfilling the conditions in the option agreement and obtaining a 100 percent interest in the property, a portion of the claims were converted to a mineral lease (ML 5520) on January 1, 1999. The leases were renegotiated in June of 2002 and expire in 2025. Additional mineral leases were added during 2007 at Porky West (ML 5536) and Santoy 7 (ML 5535) and during 2009 at Santoy 8 (ML 5543) and Santoy Gap (ML 5551) during 2013. Late in 2012, the Company staked an additional 3,350 hectares, taking its current land position to in excess of 17,750 hectares.

The Seabee Gold Operation is located in the La Ronge Mining District at the north end of Laonil Lake approximately 125 kilometres northeast of the town of La Ronge, Saskatchewan and about 150 kilometres northwest of Flin Flon, Manitoba.

Topography of the region is characterized by low rocky ridges interspersed with lakes and muskeg. Temperature in the region typically ranges from -13 degrees Fahrenheit (-25 degrees Celsius) in January to 62 degrees Fahrenheit (17 degrees Celsius) in July. Mean annual precipitation is approximately 20 inches per year which includes snowfall from late October to mid-April.

Access to the minesite is by fixed wing aircraft from La Ronge or Flin Flon to a 1,275 metre airstrip located on the property. Equipment and bulky or heavier supplies are trucked to the site via a 60 kilometre winter road from Brabant Lake on Highway 102. The winter road is typically in use from January through March.

The Seabee Operation directly supports a workforce of approximately 300 employees with permanent camp facilities. Electrical power is provided by a transmission line to the operation by the provincial power authority, Saskatchewan Power Corporation.

Property Royalties

Red Mile Royalty Agreements

From 2004 through 2007 the Company sold production royalties pursuant to four Royalty Agreements, for proceeds of $7.1 million, $14.0 million, $35.0 million and $25.6 million, respectively. Proceeds from the sale of the royalties were deposited in exchange for a restricted promissory note. Interest and principal from the restricted promissory note will be sufficient to fund the expected basic royalty payments and any interest expense. Under certain circumstances the Company has the right, by way of a call option, to acquire the partnership which owns the royalty, for the lower of market value or for the outstanding amount of the restricted promissory note at the end of the tenth year of each Royalty Agreement. This would effectively terminate the applicable royalty obligation. In addition to the royalty, the Company granted a net profit interest (“NPI”) of varying percentages, payable only if gold prices exceed a pre-determined threshold:

Summary of NPI’s Pursuant to Red Mile Royalty Agreements
	2004 Agreement	2005 Agreement	2006 Agreement	2007 Agreement
Net Profit Interest

Applicable years	2010-2014	2011-2015	2012-2016	2013-2017
Percent	2.50, 3.00 or 4.00	1.00, 2.00 or 3.00	3.75, 4.00 or 4.25	3.50, 3.70 or 3.90
Price of gold thresholds	$800, $900 or $1,200	$875, $1,075 or $1,275	$975, $1,175 or $1,375	$1,250, $1,500 or $1,675

Prior to any NPI payment, the Company is entitled to first recover from the NPI expenditures (including capital expenditures), working capital, operating losses, interest charges and asset retirement obligations relating to the production of ore at the Seabee Operation. These expenditures are calculated on a cumulative basis from the commencement of the individual agreements. At December 31, 2013, the cumulative carry forward amounts remained in a deficiency position under each of the agreements. Using current production, price and cost forecasts within the Company’s current Life of Mine Plan, no payments are anticipated over the remaining life of these NPIs.

Santoy Project Net Profits Interest

Subject to the Agreement for Assignment of Mineral Dispositions dated the 21st day of March, 1984 between Saskatchewan Mining Development Corporation (“Cameco”) and Claude Resources Inc., there was a five percent NPI on the Company’s Santoy property.   During the first quarter of 2014, the Company entered into an agreement to purchase the Santoy Project NPI for $0.3 million.

Saskatchewan Government Production Royalties

Royalties are payable to the province of Saskatchewan under the terms of the Mineral Disposition Regulations, 1986. The royalty is calculated on five percent of the first million ounces of production escalating to 10 percent thereafter on net operating profits and becomes payable once capital and exploration costs are recovered. At current and anticipated production rates, Crown royalty payments are not expected to be required during 2014 or 2015. To date, there have been no royalty taxation payments made to the province.

Seabee Operation NSR

During the first quarter of 2014, the Company announced the closing of an net smelter return (“NSR”) Royalty Agreement on all future gold sales at the Seabee Gold Operation, with Orion Mine Finance Fund. Pursuant to this transaction, proceeds of US$12 million were received by the Company in exchange for a three percent NSR. The NSR Royalty Agreement provides the Company with the option to repurchase half or 1.5 percent of the 3 percent NSR for US$12 million, expiring on December 31, 2016. The NSR payments will be paid quarterly in cash or in physical gold at the average price of gold in each calendar month.

History

Gold was first discovered around Laonil Lake in 1947 by prospectors acting on behalf of Cominco Inc. (“Cominco”). Between 1947 and 1950, Cominco conducted an extensive program of prospecting, trenching, geological mapping and diamond drilling. The latter activity involved 79 holes totaling 4,414 metres and identified four gold-bearing structures or zones on the property.

The property remained dormant until 1974, although in 1958 Cominco applied for and was granted 10 Quartz mining leases covering the property. In 1961, Cominco drilled 2 shallow holes of 41 metres as part of an overall review of the known property data. This review allowed Cominco to estimate the property contained a small gold resource. Cominco resumed exploration in 1974 and drilled 16 holes totaling 458 metres to test additional vein structures. In 1982-83, Cominco resumed work and drilled 3,776 metres in 20 holes, but they did not complete the entire program as Cominco sold the property to BEC International Corporation who subsequently reached an agreement with Claude which became the owner.

After its acquisition of the Seabee Property, Claude drilled 3 holes totaling 226 metres to corroborate Cominco’s prior work and property estimates. In June 1985, Claude optioned the property to Placer Development Limited (subsequently Placer Dome Inc., “Placer”). Placer carried out an extensive exploration program, which included geologic mapping, trenching and stripping, geophysical, geochemical, environmental and metallurgical studies, as well as both surface and underground drilling: 95 surface drill holes were completed and 72 underground drill holes were drilled from an underground exploration decline on Zone 2. The decline was 305 metres long and diamond drill stations were cut from one of two drives. At the completion of this program, Placer determined the property did not meet its criteria for development and allowed its option on the Seabee Property to expire in June 1988 and returned the property to Claude.

After the return of the property, Claude initiated geological compilation and analytical studies designed to correlate and substantiate the work done by Placer. The Company engaged Cominco Engineering Services Limited (“Cominco Engineering”) to conduct bulk sampling and drilling as part of a feasibility study. A.C.A. Howe International Limited (“A.C.A. Howe”) completed a reserve estimate for the property in December 1988 and Cominco Engineering submitted a positive Feasibility Study in August 1989 and subsequently revised the study in May 1990. At that time, Claude made the decision to put the deposit into production and construction of the mine began in the summer of 1990. Mining commenced at Seabee in December 1991.

Regional and Property Geology

Northern Saskatchewan forms part of the Churchill Province of the Canadian Shield. It has been subdivided into a series of lithostructural crystal units and the section containing the Seabee Mine has been termed the Glennie Lake domain. This domain includes both sediment-and volcanic-derived rocks. The mine is located within the eastern contact area of the Laonil Lake Intrusive Complex, a roughly triangular shaped gabbroic intrusive body. All rocks are deformed and have been regionally metamorphosed at conditions of middle amphibolite facies.

The Seabee Property is underlain by the Laonil Lake gabbro. Numerous quartz-tourmaline bearing mineralized shear structures traverse the complex forming a complicated shear system. The vein structures dip steeply, generally strike at 70 degrees and exhibit extreme splay structures. Although the predominant trend is around 70 degrees, sub-parallel to the Laonil Lake Shear Zone, northwesterly structures have also been encountered. Vein mineralogy is dominantly quartz with pyrite, pyrrhotite and chalcopyrite with accessory tourmaline and carbonate. Silicification is the most common alteration type. Gold mainly occurs in the free form as flakes and films replacing pyrite or at sulphide boundaries. The higher grade gold values are often associated with sections rich in sulphides or at vein junctions.

Mine Details

Construction of the Seabee Mine began in 1990. The mill was completed in late 1991 with gold production commencing in December of that year. The mine hosts permanent facilities to support all mining operations and personnel. The Seabee Operation employs approximately 300 workers with 160 on site at any given time, subject to seasonal adjustments. Approximately 190 persons are employed in the mill, surface maintenance, electrical, catering, surface, diamond drilling and technical services areas. The majority of these employees are on a two week-in and two week-out rotation. The remaining 110 people are employed in the underground operations. Camp facilities on site are capable of accommodating 195 people and are supported by a full complement of dining and recreation facilities.

Claude received regulatory approval in 1991 to deposit mill effluent and tailings into the dewatered East Lake. The East Lake Tailings Management Facility (“TMF”) was near capacity by the end of 2004; therefore, a new TMF was proposed.

Claude selected Triangle Lake as the preferred site for the construction of a new TMF. Conditional regulatory approval to deposit tailings in Triangle Lake was obtained in 2004.

The proposed TMF at Triangle Lake included two containment dams, North Dam and South Dam, at the north and south ends of the Triangle Lake basin, respectively. The North Dam was to provide tailings containment between Triangle and Pine Lakes, while the South Dam was to divert surface runoff from the lowlands south of the Triangle Lake and provide tailings containment. Regulatory approval was granted in August 2004 to construct the North Dam. A preliminary design for the South Dam was completed in August 2005 and the dam itself was completed in 2006.

In 2007, the Company raised the height of the Triangle Lake Dams to 454.0 metres elevation, recommissioned the water treatment plant and installed evaporators at its TMF. Designs and construction to raise the Triangle Lake dams to the 460.0 metre elevation have been approved by Saskatchewan Environment. Construction will be completed in stages and in 2012 construction was completed up to the 457.0 metre elevation. Review and approval to store tailings up to the new elevation was received in April 2013. Staged upgrades to the tailings facilities will continue up to the 460.0 metre elevation. Costs to reach the 460.0 metre elevation are expected to be approximately $1.0 to $2.0 million.

Engineering studies also proposed stacked tailings for the East Lake TMF which could extend TMF capacity by four to five years, at current production rates. Stacked tailings, a process which allows for tailings impoundment to exceed final dam elevation, has been used successfully in other mining jurisdictions in Canada. The Company expects the stacked tailings process will also be completed in stages with annual costs of up to $1.0 million.

As required by regulatory authorities, the Company has provided letters of credit as security for reclamation related to the Seabee Operation in the amount of $1.6 million. As security for these letters of credit, the Company has provided investment certificates in the same amount. In April 2011, the Company submitted an updated decommissioning plan for the Seabee Operation. Initial comments were received from Saskatchewan Environment during the first quarter of 2012 with continuing discussions occurring throughout 2012. In 2013, a final agreement on the decommissioning plan was accepted with the full cost of the plan being approximately $6.1 million.

The Company uses a variety of mining methods to extract ore from the gold deposits. The selection of the method is dependent upon a variety of factors including: orebody geometry, dip, location, personnel and equipment availability, etc. The major mining methods include:

•	Longhole Mining: Most of the mining is completed via longhole mining. This method is employed in steeply dipping orebodies. Strike length is limited and ore pillars, or rib pillars, are left in place to control dilution.
•	Avoca long hole mining: In high value ore with appropriate access points, avoca mining increases ore recovery as there are no pillars left for ground stability. Ore is blasted at one end of an open stope while dry waste rock fill is added to the other end to limit the length of the exposed wall in order to control wall failure.
•	Cut and Fill: In shallow dipping orebodies cut and fill methods are employed to maximize ore recovery. In this method mining progresses from bottom up with individual lifts of ore (3-5 metres vertical) are extracted. Waste rock is backfilled into the open cavity before mining of the next lift up.
•	Alimak mining: In narrow orezones or zones with significant capital development requirements, alimak mining is employed to minimize development requirements. Alimak mining requires an upper and lower access point between which an alimak raise is excavated. Production activities can be conducted from the alimak raise itself, or from a development drift excavated off the raise.

The zones currently being mined are accessed by a ramp driven to the 1,200 metre level. Mining efforts are currently being focused on the 2b and 2c zones at depth on the 970 thru 1,100 levels, as well as the L62 zone between the 690 and 900 level. The shaft and hoisting facility, commissioned in the fourth quarter of 1997 (with extensions commissioned in November 2003 and February 2013), provides ore and waste transport to surface. As much as 850 tonnes per day of ore and waste are moved to the ore and waste pass system and hoisted to surface with the ore then conveyed to the mill.  Seabee operated under a five year mine plan focusing on the 2b, 2c and L62 zones while continuing to expand and explore for additional underground ore zones. The mill process consists of a three stage crushing circuit, a three stage grinding circuit, followed by cyanide leaching. The leached gold is collected in a carbon-in-pulp circuit, stripped and collected on stainless steel mesh cathodes by electrowinning. The product from electrowinning is refined into dore bars in a bullion furnace. Power is supplied by line from Saskatchewan Power Corporation’s provincial power grid.

During 2011, exploration efforts focused on drill testing of the newly discovered L62 zone. The L62 zone is located approximately 200 metres from existing Seabee Underground infrastructure on multiple levels. Recent drilling was completed between September and December of 2011, with the results to be incorporated into an updated National Instrument 43-101 resource calculation anticipated in the first quarter of 2012. Highlights of recent drilling of the L62 zone results include:

•	12.81 grams of gold per tonne over 6.70 metres true width (U11-649);
•	14.83 grams of gold per tonne over 5.19 metres true width (U11-650);
•	195.06 grams of gold per tonne over 2.29 metres true width (U11-651);
•	22.03 grams of gold per tonne over 4.41 metres true width (U11-661);
•	24.16 grams of gold per tonne over 5.71 metres true width (U11-663); and
•	27.06 grams of gold per tonne over 4.83 metres true width (U11-382).

Drilling intercepted economic grades and widths approximately 25 metres along strike and 125 metres up-dip from previous high grade intercepts. The L62 zone is now interpreted to have an estimated strike length of up to 100 metres and a dip length of 400 metres. Drilling immediately down plunge encountered sporadic economic grades, with the geological structure considered open in all directions.

Since discovery during the second quarter of 2011, the L62 zone has been the focus of an aggressive exploration program and has grown rapidly. The Company commenced underground development towards the L62 zone in October, two months earlier than originally planned, incorporated the L62 zone into Seabee’s production profile in the second half of 2012.

During 2012, the Company was able to effectively upgrade a significant portion of the Inferred Resource into the Indicated category while continuing to grow the Santoy Gap deposit. Furthermore, the infill drill program demonstrated that a high grade core exists with widths of up to 20 metres. The Santoy Gap deposit represents a great opportunity for the Company due to its proximity to permitted mine infrastructure, low development cost, near-term production potential and impressive grade.

In 2013, exploration activities included significant semi-detailed mapping near Seabee, drilling of 4,300 metres, development, compilation and prospecting of a number of near-mine targets. Through application of an updated structural model for both the Seabee and Santoy regions, the Company’s exploration department generated a number of targets for evaluation during 2013. A number of these targets were advanced through sampling, stripping and mapping with a goal of advancing towards drill readiness. Results from the 2013 program continue to support the potential for further discovery within the Seabee footwall environment.

Seabee Mine Future Work Programs

Mineralization is known to extend below the current lowest working levels at Seabee, in addition to known veins not yet mined. Claude is planning in excess of 50,000 metres of underground drilling at Seabee and Santoy to replace production. Drilling will be focused on the extension at depths of the 2B and 2C veins.

In addition, 2014’s exploration budget will focus on: evaluating the down-plunge extension of the Santoy Gap and Santoy 8 Lenses; expanding recently discovered parallel zones near Santoy; and initial drill testing of several near-Seabee targets. Infill drilling at the Santoy Gap Lens, which will continue throughout 2014, will also be prioritized to grow the reserve base and convert additional ounces from the Inferred to Indicated category.

The following table details the operations data of the Seabee mine and mill for the last five years:

	IFRS				Canadian GAAP
Seabee Mine Operating Data	2013	2012	2011	2010	2009

Ore Milled (tonnes)(1)	280,100	275,200	257,200	204,000	247,600
Grade processed (grams per tonne)	5.11	5.86	5.68	7.55	6.17
Mill Recoveries (%)	95.3	95.6	95.3	95.5	95.3
Gold Produced (ounces) (1)	43,900	49,600	44,800	47,300	46,800
Gold Sold (ounces) (2)	44,800	48,700	44,600	44,000	43,600

Cash Cost ($/ounce of gold sold) (3)	$983	$997	$908	$709	$699
Cash Cost (US$/ounce of gold sold) (3)	$954	$998	$918	$689	$613

(1) Includes tonnes milled and ounces produced from the Santoy 8 Project (2010) and Porky West Bulk Samples (2009).

(2) Statistic excludes ounces sold from the following projects not yet in commercial production: Santoy 8 Project (2010) and the Porky West Bulk Samples (2009).

(3) The Company reports its operating costs on a per-ounce basis based on uniform standards developed by the Gold Institute. Management uses this measure to analyze the profitability (compared to average realized gold prices) of the Seabee Operation, before depreciation, depletion and accretion. When evaluating this profitability measure, investors should be aware that no provision has been made for exploration or development costs. A reconciliation of the cash costs in the above table is provided below:

Consolidated Total Cash Costs

Per Gold Ounce Sold

Summary of Consolidated Total Cash Costs for the Years ended December 31,

	IFRS				Canadian GAAP
	2013	2012	2011	2010	2009

Production cost (CDN$)	$44,051	$48,535	$40,542	$31,217	$30,491
Divided by ounces sold	44,823	48,672	44,632	44,003	43,631
Total cash cost per ounce (CDN$)	$983	$997	$908	$709	$699

CDN$ Exchange Rate	1.0302	0.9994	0.9893	1.0300	1.1409

Cash operating costs (US)	$954	$998	$918	$688	$613

Less: Royalties	-	-	-	-	-
Total cash costs	$954	$998	$918	$688	$613

Gold ounces sold	44,823	48,672	44,632	44,003	43,631
Mine operating costs (US$ millions)	$42.8	$48.5	$41.0	$30.3	$26.7
($ millions)	$44.1	$48.5	$40.5	$31.2	$30.5

Readers are cautioned that the above measures may not be comparable to other similarly titled measures of other companies should these companies not follow Gold Institute standards.

Since commencement of production in 1991, the mill has processed nearly 4.9 million tonnes of ore at an average head grade of 7.28 grams of gold per tonne producing 1,066,941 ounces of gold to December 31, 2013.

Seabee Property – Santoy Region

The Santoy Lake property is an 11,400 acre (4,566 hectares) claim group located approximately 14 kilometres east of the Company’s operating Seabee Mine and hosts the Company’s Santoy Mine Complex (which includes the Santoy 8 and Santoy Gap deposits). Claude holds a 100 percent interest in the property subject to a five percent NPI. An all-weather road providing access from the Seabee Mill was completed in 2006 and continues to be upgraded. During 2009, the Company completed the construction of the power line extension from the Seabee mine to the Santoy Mine Complex. During the second quarter of 2011, the Company declared that its Santoy Mine Complex had achieved commercial production effective January 1, 2011. During 2013 and 2012, the Santoy 8 deposit within the Santoy Mine Complex produced 17,718 ounces and 16,944 ounces of gold, respectively.

Geology

Mineralization in the zones is hosted in siliceous shear zones with sulfide-chlorite-quartz veins and in silicified granitoid sills. It has been confirmed that the Santoy 8 shear zone is at least 380 metres long and up to 350 metres wide. The zone is open at depth. Mineralized sections of this zone range in thickness from 1.5 to 15 metres. The Santoy 8 and 8 East zone deposits are hosted in a four kilometre long, northwest trending and northeast dipping sheared and mineralized corridor in mafic volcaniclastic rocks and granitoid sills. The 8 and 8 East zones start about 2.5 kilometres south of Santoy 7, and extend for at least 1,000 metres further south. Gold mineralization occurs in gold-sulfide-chlorite-quartz veins in the shear zones, near or in the granodiorite and granite sills. During 2011, drilling defined the Santoy Gap deposit approximately 400 to 1,000 metres north of the Santoy 8 deposit. The deposit is about 650 metres along strike and extends to depths in excess of 500 metres. In 2013 and 2012, infill and exploration drilling continued to confirm and expand the Santoy Gap system.

History

In 1998, work crews conducted basic prospecting and mapping and discovered several new veins. In the first quarter of 2002, these targets were drill-tested with encouraging results. The Santoy area became the subject of an ongoing exploration program with two significant deposits (Santoy 7 and Santoy 8 and 8 East) outlined in 2004 and 2005.

The 2004 and 2005 drilling programs concentrated on Santoy 6, 7 and 8 zones. Seven gold zones had been discovered on the Santoy property during the Company’s previous prospecting programs, with the 7 and 8 zones looking the most promising.

In 2004, there were 5 holes drilled in Santoy 6 (598 metres), 48 holes in Santoy 7 (6,164 metres) and 21 holes (2,797 metres) drilled in Santoy 8.

The 2005 program in the Santoy area was devoted to the Santoy 8 and 8 East zones. Sixty-eight diamond drill holes totaling approximately 15,296 metres were drilled. This drilling was carried out to test the north-northwest plunge and dip extensions of the mineralized shear structures outlined in previous drill campaigns.

Permit applications for an all-weather access road and bulk sampling were submitted to the Provincial Government in 2005. Permitting was granted to bulk sample the Santoy 7 zone in the third quarter of 2005, with physical work starting in February of 2006.

During 2007, concurrent with the processing of Santoy 7 bulk sample tonnes in the first half, infill drilling continued on Santoy 7 and Santoy 8 to provide more accurate information for proposed mine plans. The Santoy area, as a whole, contains a number of high grade gold showings, some of which were drill-tested in previous years. Bulk sampling of the Santoy 7 deposit was initiated during the first quarter of 2007 and continued through to October when commercial production was attained. During 2008 and 2009 mining continued on three levels at a production rate of approximately 150 tonnes per day. During the first quarter of 2010, mining operations at Santoy 7 ceased due to depletion of existing reserves.

At Santoy 8, Claude carried out a drill program of 147 diamond drill holes totaling 31,670 metres in Santoy 8 (23,430 metres in 103 holes) and Santoy 8E (8,240 metres in 44 holes). The program provided 25-metre infill data to a depth of 250 metres on the deposits as well as testing strike and plunge extensions. Gold mineralization at Santoy 8 has been extended to a strike length of 600 metres, a width of 350 metres and remains open along strike and down plunge to the north.

The core from this program was logged and split at the Company’s core logging facility at the Seabee Mine. Assaying has been done by TSL Laboratories of Saskatoon with random checks of pulps and rejects performed by an independent accredited lab. All core intervals have been fire assayed with a gravimetric finish, with samples that assayed greater than 10 grams per tonne checked by a total metallics assay.

During 2008, Claude updated its NI 43-101 compliant Mineral Resource estimate at Santoy 8 and conducted an economic study to evaluate the portion of mineral resources it planned to mine in the first three years of the Santoy 8 Project.

The Santoy power line project, which ties the Santoy Mine Complex to the provincial power grid, was completed during 2009. Portal construction and surface infrastructure for the planned development of the Santoy Mine Complex to access the Santoy 8 deposit were also initiated in late 2009. The Company completed the environmental studies and received the permits required for commercial mining of the Santoy 8 and 8E deposits in 2010.

During 2010, Claude continued underground development and advanced the Santoy Mine Complex Project towards the commercial production decision made during the second quarter of 2011.

Exploration during 2010 continued with a drill program targeting the Santoy Gap deposit as well as infill and extension drilling in proximity to Santoy 8. The program was designed to test the Santoy shear system between the Santoy 7 and 8 deposits as well as the down plunge continuity of the Santoy 8 and 8E deposits. Historic drill testing of the shear system has focused on relatively shallow drill holes with 200 metre spacings. Results from the 2010 program successfully outlined continuity at depth for both the Santoy 8 and 8E deposits and provided encouraging results from the Santoy Gap deposit. The target at the Santoy Gap deposit is located 300 to 900 metres north of underground infrastructure, immediately on strike and adjacent to the Santoy 8 deposit within the Santoy Mine Complex.

During 2011, drilling targetting the Santoy Gap deposit included 33,000 metres of drilling in 82 holes. Drilling has intercepted multiple high-grade intervals, significantly expanding the strike length and width of the mineralized system and has expanded the Santoy Gap and Santoy 8 system to in excess of 1.8 kilometres long. Highlights of full year drilling provided below:

Highlights from 2011 Santoy Gap drilling

Hole ID	Easting	Northing	From (m)	To (m)	Au Grade (g/t)	Width (m)

JOY-11-565*	599043	6170888	396.22	397.68	27.65	1.46
JOY-11-588	599021	6170706	222.16	231.94	35.00	9.78
		Incl	231.44	231.94	533.00	0.50
JOY-11-589	599237	6170826	468.66	470.63	46.44	1.97
JOY-11-594	598995	6170771	289.42	291.70	14.75	2.28
		And	301.17	305.21	16.14	4.04
JOY-11-600	598968	6170808	290.36	291.77	56.23	1.41
JOY-11-606	599247	6170665	395.33	403.13	12.95	7.80
		Incl	397.08	400.14	23.44	3.06
JOY-11-611	599292	6170777	455.13	458.95	9.74	3.82
		Incl	456.67	457.81	23.24	1.14
JOY-11-535	599349	6170487	310.57	316.00	10.30	5.43
JOY-11-549	599178	6170745	330.38	336.62	6.73	6.24
JOY-11-551	599205	6170769	405.77	408.59	22.06	2.82
JOY-11-554	599146	6170803	413.20	415.44	41.94	2.24
JOY-11-555	599146	6170803	377.40	397.65	12.79	20.25
		Incl	377.40	378.40	144.00	1.00
JOY-11-556	599146	6170803	323.00	343.48	19.10	20.48
		Incl	331.00	331.59	524.00	0.59
JOY-11-580	599097	6170891	364.06	365.78	36.51	1.72

Note: * Partial result, certain assays within zone are pending. Composites calculated at 3.0 g/t cut-off and may include internal dilution. True width is interpreted to range from 70 to 95% drilled width.

During 2012, the Company’s exploration program focused on aggressively exploring the Santoy Gap deposit and its relationship to the Santoy 8 deposit body to depths up to 750 metres. Infill and exploration drilling continued to confirm and expand the Santoy Gap system. A total of 71 holes and 35,000 metres were completed in and around the Santoy Gap Lens and along the Santoy Regional Shear Zone during 2012. The Santoy Gap system remains open down plunge to the north, along strike to the south and at depth. These recent intercepts at depth may link with the existing Santoy 8 resource 300 metres to the south.

Highlights from 2012 Santoy Gap drilling include:

Highlights from 2012 Santoy Gap drilling

Hole ID	Easting	Northing	From (m)	To (m)	Grade (g/t)	Width (m)	Zone
JOY-12-622	599436	6170747	403.57	405.29	4.81	1.72	HW
		And	722.00	723.00	6.20	1.00	FW
JOY-12-624	599148	6170973	519.71	520.43	7.87	0.72	FW
JOY-12-630	598791	6170890	272.27	272.77	13.60	0.50	GAP
JOY-12-636	599035	6170957	415.77	432.50	6.91	16.73	GAP
JOY-12-638	599035	6170957	398.00	400.30	13.94	2.30	GAP
JOY-12-643	598950	6170670	181.75	183.57	41.88	1.82	GAP
JOY-12-648	599073	6170506	61.92	62.42	17.25	0.50	Other
		And	158.00	159.00	11.45	1.00	GAP
JOY-12-657	599124	6170848	322.24	322.79	23.20	0.55	GAP
JOY-12-661	599124	6170848	345.20	345.70	14.90	0.50	GAP
JOY-12-664	599080	6170572	135.14	135.64	15.45	0.50	GAP
JOY-12-665	599094	6170889	378.25	380.00	13.84	1.75	GAP
JOY-12-666	599000	6170595	143.29	143.95	20.30	0.66	GAP
JOY-12-667	599000	6170595	124.57	126.24	10.75	1.67	GAP
JOY-12-670	599010	6170745	253.59	255.97	11.50	2.38	GAP
JOY-12-674	599207	6170942	520.15	526.45	4.67	6.30	GAP
		And	566.25	567.25	49.50	1.00	FW
JOY-12-677	599154	6170781	321.04	350.78	14.58	29.74	GAP
JOY-12-678	598827	6170985	230.50	231.50	50.30	1.00	GAP
JOY-12-679	599155	6170775	343.99	364.28	13.81	20.29	GAP
JOY-12-682	599155	6170775	374.60	375.60	27.20	1.00	GAP
		And	400.80	405.50	11.07	4.70	GAP
JOY-12-686	599287	6170925	642.40	648.33	8.16	5.93	GAP
JOY-12-688	599481	6170719	416.20	422.20	5.07	6.00	HW
JOY-12-689	599537	6170658	382.84	387.37	3.51	4.53	HW
		And	603.00	604.32	4.68	1.41	GAP
		And	607.50	609.08	5.03	1.58	GAP

Note: Composites were calculated using a 3.0 g/t Au cut-off grade and may include internal dilution. True widths are interpreted to be 75 to 95 percent of drilled width. Assay results are uncut. True widths are interpreted to be 75 to 95 percent of drilled width. Assay results are uncut.

Santoy Region Composite Longitudinal Section of the Santoy Mine Complex

In addition to extending the mineralized system, the program discovered a sub-parallel lens to the Santoy Gap deposit, approximately 150 metres to the east. These latest drill intercepts continue to affirm the high prospectivity of the Santoy Regional Shear Zone, hosting multiple deposits over a three kilometre strike length.

The 2013 surface drill program consisted of three step-out drill holes targeting the down-plunge extension of the Santoy Gap and Santoy 8 deposits. Of these, two drill holes returned high grade intercepts, interpreted to represent extensions of the mineralized system. Testing intercepted the Santoy Gap and or Santoy 8 structures. Down-plunge drilling tested the extension of Santoy 8 intercepted a vein system hosted in a thick package of highly altered shear zone.

Drilling at Santoy Gap has extended the mineralized system down-plunge to 650 metres depth and at Santoy 8 has extended the system 400 metres below the base of the existing inferred resource. Theses stepout drill intercepts significantly expand the footprint of the Santoy Mine Complex and are of a materially higher grade than the current reserve and resource base. Santoy Gap results are highlighted by drill hole JOY-13-690 that returned 330.35 grams of gold per tonne over 1.55 metres, inclusive of a bonanza grade interval of 602.00 grams of gold per tonne over 0.84 metres. This is the highest grade interval drilled to date at the Santoy Gap. Drill hole JOY-13-692 returned 18.80 grams of gold per tonne over 13.86 metres in the final hole of the program. The intercept is located 400 metres down plunge from existing Santoy 8 inferred resources and 200 metres along strike from the Santoy Gap inferred resources. Drill hole JOY-13-692 is of particular significance as it confirms continuity at depth between the Santoy Gap and Santoy 8 deposits.

Santoy Region Future Work Programs

At Santoy drilling will be focused on infill drilling on the Santoy Gap deposit for conversion into reserves as well as production definition drilling. Additional drilling will evaluate extensions at depths of the Santoy 8 deposit.

Based on the Santoy Gap deposit’s Inferred Resource, positive exploration results and proximity to the existing Santoy 8 infrastructure, the Company has initiated an 850 metre long exploration drift to allow for infill drilling and upgrading of the Inferred Resource.

Seabee Property – Currie Rose

Claude’s 11,000 acre (4,500 hectare), 100 percent owned Currie Rose property adjoins the Seabee property with most of the ground under disposition lying to the west, north and east.

Geology

The geology of the Currie Rose property is similar to that observed in the previously described Seabee Mine, as the Laonil Lake Intrusive Complex underlies much of the property. Outside the core of the property, the Laonil Lake Intrusive Complex is flanked by a volcanic-sedimentary rock sequence. Limited drilling in these rock types has returned anomalous gold values. As reported above, gold-bearing shears traverse this sequence. See “History” below for further detail.

History

The Currie Rose property was originally staked by prospector David Partridge in 1980 to cover gold occurrences discovered by his father, Eric Partridge, during the mid 1960s and early 1970s. They were optioned in 1980 and purchased outright in 1983 by Currie Rose Resources. Currie Rose Resources conducted exploration on the property from 1980 to 1984 before optioning the property to Placer. Placer was the exploration operator from 1984 to 1990. Approximately $2.6 million was spent on various exploration activities on the property during this period.

Placer’s option on the property expired in 1991 with Currie Rose Resources regaining a 100 percent interest. No exploration work was conducted until 1994 when Claude entered into an option agreement and carried out a prospecting program. This program identified at least nine gold bearing structures that warranted drill testing. In 1995, Claude conducted a drill program of 3,458 metres in 27 holes to test the structures identified during the prior year. In 1996, Claude drilled a total of 2,566 metres in 23 holes to define the 10 zone which was adjacent to the western boundary of the Seabee Property claims.

In 1997, Claude drilled a total of 1,395 metres in six holes, including one that straddled the Seabee Property’s western boundary. The holes encountered veins that were interpreted as extensions of the Seabee’s 10 and 2c structures. Work programs in 1999 involved 60 holes totaling 7,346 metres of diamond drilling. This program targeted showings discovered by prospecting in the two preceding years and focused on an area of the Currie Rose property to the south and west of the mine trend. It produced some remarkable intersections on a structure (R and S Vein intersection) that appears to have a limited strike length. Additional structures returned encouraging intersections that required follow-up drilling.

The work program in 2000 included the winter drilling of 23 surface holes totaling 5,397 metres. As a follow-up to the preceding year’s program, most of the holes were collared to the west of the Mineral Lease 5520 in the Bird Lake area, exploring for mineralized structures parallel to the 2 Vein. Other targets in the Porky Lake and Pine Lake areas were also tested. Drilling was successful in confirming the existence of strong shear structures with encouraging gold values.

In 2001, Claude explored six more remote target areas with a program that involved 42 holes that totaled 5,037 metres of diamond drilling. Testing splays and parallel structures, this drilling encountered anomalous gold values within variably sheared host rocks. Target areas included Scoop, Porky, Herb, Pine, East and West Bird Lakes.

In 2002, Claude focused its attention on a laterally extensive geochemical soil anomaly on the west shore of Porky Lake and on a series of quartz-bearing shear structures north and east of the No. 5 ramp access. Porky Lake lies three kilometres north of the Seabee Mine. The Porky Main and West zones are located in or close to the hinge area of the regional Porky Lake anticline. Mineralization is hosted by shear zones near the contact between mafic metavolcanic rocks and underlying feldspathic arenite. Both lithologies are extensively altered and quartz flooded. Eighteen holes totaling 3,355 metres targeted the former and 31 holes totaling 6,743 metres targeted the latter. The Porky Lake drilling resulted in the discovery of the Porky West zone, a ‘calc-silicate’ second order shear structure that returned gold grades in the 3-15 grams per tonne range over widths from one to three metres. Additional drilling east of the No. 5 mine access produced isolated high gold values over narrow widths.

Drilling in 2003 on the Porky West zone had as its goal, the delineation of this mineralized structure to depth and along strike. The program consisted of 28 holes totaling 5,775 metres on 50-metre centres on the main zone. An additional 13 holes totaling 2,913 metres tested the structure’s potential along strike to the west. This drilling resulted in the discovery of an arenite-hosted high-grade lens named the west zone. Follow-up induced polarization geophysical surveys suggest the Porky Lake mineralized system is more pervasive than previously thought with greater continuity of the associated sulfide phases.

Drilling in 2004 in the Porky Main zone consisted of 22 in-fill holes totaling 3,047 metres. The holes were collared on a grid of approximately 25 by 25 metres. Based on these and previously drilled holes, a resource estimation has identified 160,000 tonnes grading 7.50 grams per tonne in the Indicated Mineral Resource category with an additional 70,000 tonnes grading 10.43 grams per tonne in the Inferred Mineral Resource category. This resource estimation was done using the sectional method, with a 3.0 grams per tonne cut-off grade and a 42.5 grams per tonne cutting factor.

The Porky West zone is located approximately 1.5 kilometres northwest of the Porky Main zone, in the northwest limb of the Porky Lake anticline. Mineralization in this structure is similar to that in the Main zone, but is mainly hosted in the feldspathic arenite. Thirty-one delineation holes totaling 5,027 metres were drilled in 2004 on the West zone on a grid of approximately 25 by 25 metres. The zone is open along strike further to the northwest as indicated by surface exploration that has returned high-grade grab samples.

A 6.8 kilometre all-weather road has been constructed between the Porky West zone and the Seabee mill.

In addition to the delineation drills in the Main and West zones, 25 exploratory holes totaling 5,710 metres were drilled on the eastern limb of the Porky Lake anticline, also targeting the contact between the mafic metavolcanic rocks and feldspathic arenite. This phase of the drill program identified a wide mineralized corridor (10 to 20 metres) that routinely returned assays of 1 to 2 grams per tonne. Within this corridor and associated with carbonate and chloritic alteration, drilling returned multiple high-grade sulfide-quartz vein intercepts, up to 31.87 grams per tonne over 6.3 metres.

The core from this program was logged and split at the Company’s core logging facility at the Seabee mill. Assaying has been done by TSL Laboratories of Saskatoon which include random checks of pulps and rejects. All core intervals have been fire assayed with a gravimetric finish, with samples that assayed greater than 10 grams per tonne checked by a total metallics assay.

Claude continued to aggressively explore the Porky Lake area for gold deposits in 2005. Permission to conduct bulk sampling of the Porky West zone was granted in early June. Physical work began at the site with the collaring of the portal and driving about 125 metres of a 3.5 metre high by 4.0 metre wide decline ramp down to the 65 metre level. A 7,657 tonne bulk sample grading 3.69 grams per tonne was extracted in 2006 above the previously defined Mineral Resource.

There was limited exploration done in 2007. In 2008, Claude obtained an additional 35,000 tonne bulk sampling permit.  In June 2008, dewatering of the decline and underground development was initiated.  Once preparations were completed, a decline was driven down to access the 75-11 and 65-11 sills during the initial phase of the expanded bulk sampling program.  During 2008, 5,781 tonnes at a grade of 3.59 grams per tonne were processed from Porky West.

During 2009 the Company undertook a small diamond drill exploration program and completed the bulk sample program. The bulk sample program extracted and processed 33,068 tonnes of ore at 3.34 grams of gold per tonne – development reached the 115 metre level. The surface diamond drilling program extended the Porky West ore shoots down plunge.

During 2010, exploration focused on the preliminary evaluation of the Neptune target. The Neptune target is approximately six kilometres north of the Seabee Minesite. Exploration in this area was focused on the Pigeon Lake region utilizing geological, geochemical and geophysical surveys and historical drill data. The gold-in-soil anomaly exists along three sub-parallel trends spanning a width of at least 200 metres. Peak soil values of 111 parts per billion (“ppb”) were obtained from minus 80 mesh soil samples obtained over and adjacent to outcropping mineralization. Prospector channel and grab samples from outcropping quartz vein-hosted mineralization returned values of up to 18.23 grams per tonne (please see Claude news release “Claude Resources Inc. Drills 13.6 Grams of Gold per Tonne Over 3.0 Metres at Neptune Target” dated March 23, 2011).

Initial drilling revealed high gold grades associated with sheeted quartz veins within several prospective zones of alteration and veining hosted within both arenite and basalt-derived, biotite-chlorite schist. Exploration efforts in 2011 included the completion of a 28 hole, 9,550 metre drill program designed to test the 1.8 kilometre strike length of the soil anomaly to vertical depths of up to 250 metres. This drill program outlined a gold-bearing structure over a strike length of 1,200 metres to depths in excess of 250 metres and intersected high-grade gold within multiple structures with assay results of up to 84.66 grams of gold per tonne across 3.20 metres.

In 2012, the Company drilled a further 5,670 metres in 15 drill holes confirming the sporadic nature of the gold-bearing system.

Seabee Property Future Work Programs

Based on the 2012 and 2011 results from Neptune, Claude will continue to analyze the potential for these targets. However, no exploration work was undertaken in 2013 or is expected in 2014.

Seabee Area Reserves and Resources

Claude originally commissioned Cominco Engineering to provide a feasibility study on the Seabee Mine in 1989. A positive feasibility study was prepared and presented to the Company in August 1989, and a revised study was presented in May 1990. The reserve estimates for the property were reviewed by A.C.A. Howe. From 1988-2006, A.C.A. Howe visited the mine annually and received all technical, developmental and production reports concerning the mine. Using this information, A.C.A. Howe then reviewed the reserve estimates developed by the Company’s own mining staff. From 2007 to 2010 the Mineral Reserves and Mineral Resources estimates were conducted under the direction of the Company’s Qualified Persons. In 2011, the Company engaged SRK to conduct an independent audit of the 2011 year end reserves and resources. In 2012, the Mineral Reserves and Mineral Resources estimates were conducted under the direction of the Company’s Qualified Persons. In 2013, the Company engaged SRK to act as QP on the 2013 year-end Mineral Reserves; Mineral Resources estimates were conducted under the direction of the Company’s Qualified Person, Brian Skanderbeg, P.Geo., Senior Vice President and Chief Operating Officer.

The methodology for estimating Mineral Reserves and Mineral Resources is an interpolation and extrapolation between sill sampling and diamond drill holes. Resource blocks are measured from planned stope dimensions, excluding any pillars. High-grade gold assays are cut to 50 grams per tonne at the Seabee and Santoy 8 mines prior to grade estimates. The Company uses a 70 grams per tonne top cut for its newly discovered L62 deposit. This cutting factor has been established from statistics and is supported by experience during the life of the mine.

Proven Mineral Reserves are sampled in two dimensions by a sill and a raise, or are sampled by horizontal sill mining and projected to no more than one mine level to diamond drill holes on the same structure. Probable Mineral Reserves include blocks that have either been sampled by sill mining and projected beyond diamond drilling to a maximum one mine level, or have been sampled by closely spaced diamond drill holes of usually 25 to 35 metres laterally and up to 50 metres down dip on structures with a previous production history, or have been mapped and sampled at surface.

The major portion of the Proven and Probable Mineral Reserves occur within the well-defined shoots currently being mined. The following mining and economic factors are well-established and have been applied to those Mineral Resources thereby resulting in their conversion to Mineral Reserves.

A block cut-off grade averaging 4.6 grams per tonne for the Seabee Mine, 3.5 grams per tonne for Santoy 8 and Santoy Gap and 3.0 grams per tonne for Porky West and Porky Main is applied to Mineral Reserves and Mineral Resources. This cut-off is the application of dilution, mining losses and mill recovery. It may be beneficial on occasion to mine and haul lower grade ore to access reserves.

The walls and back of shrinkage stopes at the mine are supported by rock bolts to minimize external dilution. Dilution can range from 10 to 40 percent, but typically a dilution factor of 20 to 25 percent is applied.

Remotely-operated scooptrams are used to retrieve the residual in-stope ore that is trapped between the drawpoints, keeping stope recovery at an approximate average of 85 percent. Based upon regular test work at the mine, a Specific Gravity of 2.8 is utilized in tonnage estimates on the less sulphide-rich zones; the 2d structure has a measured density of 2.9.

All samples were assayed by the Company’s non-accredited assay lab at the Seabee Mine site. Duplicate check assays were conducted at site as well as at TSL Laboratories in Saskatoon. As well, an extensive quality assurance/quality control program including the insertion of blanks, duplicates and standards. Results of the spot checks were consistent with those reported. Sampling interval was established by minimum or maximum sampling lengths and geological and/or structural criteria. Minimum sampling length was 0.3 metres while the maximum was 1.5 metres. 200 gram samples were pulverized until greater than 80 percent passes through a 200 mesh screen. 30 gram pulp samples were then analyzed for gold by fire assay with gravimetric finish (0.01 grams per tonne detection limit).

Seabee Gold Operation Mineral Reserves and Mineral Resources
Proven and Probable Reserves
	November 15, 2013			December 31, 2012
Projects	Tonnes	Grade (g/t)	Ozs	Tonnes	Grade (g/t)	Ozs
Seabee	490,000	6.67	105,000	947,100	7.26	221,100
Santoy 8	362,100	4.45	51,800	628,100	4.45	89,900
Santoy Gap	1,456,700	5.68	266,100	1,210,000	6.24	243,000
Totals	2,308,800	5.70	422,900	2,785,200	6.19	554,100

Measured and Indicated Mineral Resources
Projects	Tonnes	Grade (g/t)	Ozs	Tonnes	Grade (g/t)	Ozs
Seabee	151,000	6.42	31,200	45,400	4.99	7,100
Santoy 8	68,000	4.55	9,900	59,300	3.28	6,200
Santoy Gap	309,400	8.44	83,900	94,000	4.65	14,000
Porky Main	160,000	7.50	38,600	160,000	7.50	38,600
Porky West	100,700	3.57	11,600	111,000	3.10	11,000
Totals	789,100	6.91	175,200	469,600	5.10	77,000

Inferred Mineral Resources
Projects	Tonnes	Grade (g/t)	Ozs	Tonnes	Grade (g/t)	Ozs
Seabee	421,600	9.78	132,600	355,600	8.55	97,700
Santoy 8	640,100	6.09	125,300	518,700	5.91	98,600
Santoy Gap	1,210,000	6.96	270,800	1,875,000	5.92	356,900
Porky Main	70,000	10.43	23,500	70,000	10.43	23,500
Porky West	174,800	5.48	30,800	138,300	6.03	26,800
Totals	2,516,500	7.21	582,900	2,957,600	6.35	603,400

Footnotes to the Mineral Resource Statement:

1.	At November 15, 2013, Mineral Resources were estimated by Claude personnel. SRK Consulting (Canada) Inc. prepared the Company’s Mineral Reserves as at November 15, 2013. The Mineral Resource evaluation work was completed by a team of geologists and engineers under the supervision of Brian Skanderbeg, P.Geo., Senior Vice President and Chief Operating Officer, a full time employee of Claude. Mr. Skanderbeg has sufficient experience, which is relevant to the style of mineralization and type of deposit under consideration and to the activities undertaken to qualify as a Qualified Person as defined by NI 43-101. Mineral Reserves were conducted under the direction of Qualified Person Stephen Taylor, P.Eng (SRK Consulting (Canada) Inc.).
2.	In 2012, Mineral Reserves and Mineral Resources estimates were conducted under the direction of Qualified Persons Brian Skanderbeg, P.Geo., Senior Vice President and Chief Operating Officer and Peter Longo, P.Eng., Former Vice President, Operations.
3.	The Mineral Resources and reserves reported herein have been estimated in conformity with generally accepted CIM “Estimation of Mineral Resource and Mineral Reserves Best Practices” guidelines and are reported in accordance with Canadian Securities Administrators’ NI 43-101.
4.	Mineral Reserves and Mineral Resources for the Seabee deposit are reported at a cut-off of 4.6 grams of gold per tonne. Santoy 8 and Santoy Gap Mineral Reserves and Mineral Resources are reported at a cut-off of 3.5 grams of gold per tonne. Porky Main and Porky West Mineral Resources are reported at a cut-off grade of 3.0 grams of gold per tonne. Assumptions include a price of $1,350 per ounce of gold using metallurgical and process recovery of 95.2 percent and overall ore mining and processing costs derived from 2013 realized costs.
5.	All figures are rounded to reflect the relative accuracy of the estimates. Summation of individual columns may not add-up due to rounding.
6.	Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the Mineral Resource will be converted into Mineral Reserves.

At the Seabee Gold Operation, a decrease in overall Mineral Reserves and Mineral Resources was observed offset by an increase in grade. Year over year, changes in the Seabee Gold Operations Mineral Reserves and Mineral Resources were driven by:

•	a decrease in gold price which increased cut-off grade;
•	reduced drilling meterage focused on grade definition;
•	mining depletion; and,
•	higher dilution assumptions.

The Mineral Reserves and Mineral Resources of the Santoy Gap deposit are growing in importance and represent an opportunity for the Company due to their proximity to permitted mine infrastructure, low development cost and near-term production potential. Furthermore, based on its high-grade nature and size, the Santoy Gap deposit demonstrates the potential that exists to grow production at the Seabee Gold Operation.

Amisk Property

The Amisk Property, totaling 40,400 hectares, is a gold exploration property located in the province of Saskatchewan 20 kilometres southwest of Flin Flon, Manitoba. Access to the property is via air, water or winter ice road from Flin Flon. The property consists of 85 mineral dispositions in the Amisk area. Some of the mineral dispositions have immaterial Net Profits Interest royalties.

The property is at the advanced-exploration stage and is currently without economic ore reserves. Therefore, the current operations on the property consist of an exploratory search for mineable deposits of ore.

Amisk Location

How Acquired

Husky and a predecessor company of Cameco entered into an agreement effective November 1, 1987 whereby a joint venture (the “Amisk Joint Venture”) was established to prospect for and locate minerals within the Amisk property. Each of Husky and Cameco had a 50 percent participating interest in the Amisk Joint Venture.

In October of 1995, Claude entered into an option agreement (the “Amisk Lake Option Agreement”) with Husky and Cameco, whereby it could earn and acquire a 35 percent participating interest in the Amisk Joint Venture by spending an aggregate of $2.5 million on the property by October, 1999. Claude had spent approximately $3.4 million on this property and had earned a 35 percent participating interest under the Amisk Lake Option Agreement.

Late in 2009 the Company reevaluated the potential of the Amisk Gold Project and acquired the interests held by Cameco and Husky in early 2010. Subsequently, the Company then finalized a sale agreement with SEM to sell to SEM a 35 percent interest in the property. During the fourth quarter of 2011, the Company announced its intent to acquire all of the shares of SEM. On February 2, 2012, the Company announced the successful closing of this transaction. As a result, Claude now owns 100 percent of the Amisk Gold Project. During 2012, the Company staked an additional 16,033 hectares on the western portion of the Amisk Gold Project.

Regional and Property Geology

The Amisk Gold Property area lies within the Laurel Lake Rhyolite Complex within the Flin Flon-Snow Lake Greenstone Belt. The known mineralization on the property is confined to the complex where deformation has influenced its present distribution and orientation.

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

Previous Exploration History

Free gold was discovered in quartz veins on the northwest shore of Amisk Lake in 1913. Since then, many claims have been staked at different times covering various parts of the area. Exploration activity in the area remained somewhat sporadic and geophysically-oriented for base metals until Saskatchewan Mining Development Corporation (a predecessor of Cameco) began assembling a land package through staking and options in the late 1970s. Cameco continued with geophysical and geochemical programs which resulted in the discovery of gold on the Laurel Lake property and on a number of other significant gold showings in the area prior to the programs being suspended in 1989.

In the first three years of its option, Claude completed four phases of diamond drilling totaling 18,000 metres in 57 holes as well as geological mapping during the summers of 1997 through 1999. In 2000, Claude conducted mapping and prospecting of those claims to fulfill assessment obligations. This field program resulted in the discovery of a gold-bearing shear system on Lookout Island that required follow-up.

In 2001, work programs on the Amisk property focused on meeting assessment requirements as part of the option agreement obligations. In 2002, field crews mapped and resampled the margins of the Laurel Lake rhyolite dome. The work confirmed the existence of elevated gold values as discontinuous stockwork fractures proximal to the rhyolite’s margins. The program also included further stripping/sampling of the Lookout Island gold-bearing shear system and two silicified/pyritized corridors south of the Laurel Lake zone on Hyslin Bay.

There had been no field work done on the Amisk Property from 2003 to 2009.

During 2010, a 5,600 metre, 21 hole drill program on the Amisk Gold Project was completed. The program tested the extensions of the Amisk Gold Deposit as well as validated historic drill data in the core of the deposit. All of the 11 holes from the winter drill program intersected mineralization and successfully confirmed near-surface, potentially bulk-mineable gold and silver mineralization. A significant number of the holes ended in mineralization.

Based on the positive results from the second quarter drill program, a summer program that included the sampling of greater than 22,000 metres of historic core, was undertaken. Subsequent sampling of this drill core during 2010 confirmed grade continuity expanded the mineralized system and yielded 244 composite intervals greater than a 20 gram metre produced from the 278 historic drill holes. Highlights include up to 241 metres at 2.16 grams of gold per tonne and 18.9 grams of silver per tonne.

The results combined with geological compilation and modeling outline an extensive, bulk-mineable gold system. The system remains open along strike to the northeast, southwest, southeast and down-dip.

Based on the success of the 2010 winter drill program and the summer historic core sampling, the Joint Venture approved and completed a 3,300 metre drill program that expanded the strike and dip extensions of the Amisk Gold Deposit.

Combined with results from the summer historic core sampling program, 2010 drilling has expanded the mineralized system to a strike length of 500 metres, width of 400 metres and depths of 400 metres.

On February 17, 2011, Claude released an NI 43-101 compliant resource calculation which included results of all drilling to date, inclusive of historic core. The independent Mineral Resource statement was completed by SRK and is outlined in the table below. An NI 43-101 Technical Report in support of the Mineral Resource statement was filed on SEDAR on April 4, 2011. Claude held a 65 percent interest in the Amisk Lake Gold Project at December 31, 2011, which increased to a 100 percent interest on February 1, 2012 (see “2.1 Recent History under “General Development of the Business”).

Consolidated Mineral Resource Statement* Amisk Gold Project, Saskatchewan (100 percent)

	Quantity	Grade (g/tonne)			Contained Ounces (000’s)
Resource Class	(000’s tonnes)	Au	Ag	Au Eq	Au	Ag	Au Eq
Indicated	30,150	0.85	6.17	0.95	827	5,978	921
Inferred	28,653	0.64	4.01	0.70	589	3,692	645

*	Reported at a cut-off of 0.40 grams of gold equivalent (Au Eq) per tonne using a price of US$1,100 per ounce of gold and US$16 per ounce of silver inside a conceptual pit shell optimized using metallurgical and process recovery of eight-seven percent, overall ore mining and processing costs of U.S.$15 per tonne and overall pit slope of fifty degrees. All figures are rounded to reflect the relative accuracy of the estimates. Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

During 2011, a 20 hole, 6,480 metre drill program was completed on the Amisk Gold Project. This program focused specifically on testing the limits of the mineralized footprint north of the current pit outline, targeting depth extension below the pit bottom and infill drilling to evaluate potential upgrade of categories in the resource estimate completed by SRK. Twenty drill holes successfully confirmed continuity of gold mineralization within the northern and eastern portion of the deposit as well as demonstrated the potential for expansion to the east and southeast.

2011 Summer and Fall Drill Results from the Amisk Gold Project

Hole	Easting	Northing	Az/Dip	From (m)	Length (m)	Au (g/t)	Ag (g/t)
AL-11-300	676827	6066224	80/-45	50.00	9.00	1.50	9.2
and				188.00	56.50	0.58	3.5
AL-11-301	676875	6066233	80/-45	150.00	21.00	1.15	6.7
and				205.00	24.61	1.88	12.4
AL-11-302	676910	6066380	80/-45	96.00	8.51	1.14	4.5
AL-11-303	676910	6066380	283/-45	18.00	26.00	1.02	4.3
AL-11-304	676910	6066380	0/-90	93.41	37.59	0.55	2.8
AL-11-305	676900	6066330	80/-45	175.47	8.03	1.16	6.2
AL-11-306	676885	6066283	80/-45	40.25	89.75	0.51	2.5
AL-11-307	676921	6066430	80/-45	NSI
AL-11-308	676921	6066430	285/-45	NSI
AL-11-309	676900	6066480	283/-45	18.92	1.00	5.31	13.1
AL-11-310	676900	6066480	0/-90	NSI
AL-11-311	676900	6066480	283/-60	NSI
AL-11-312	676877	6066141	70/-45	69.50	26.50	0.44	1.5
and				108.00	24.00	0.51	0.9
and				191.15	28.85	0.67	2.8
AL-11-313	676838	6066035	105/-45	37.85	16.15	1.02	7.4
and				125.00	22.00	0.54	7.6
and				185.00	19.50	0.65	2.3
and				239.47	36.53	0.61	2.9
AL-11-314	676835	6066052	90/-45	141.00	23.00	0.76	2.8
AL-11-315	676999	6066416	184/-62	87.94	12.22	1.32	6.7
Incl				95.08	1.92	5.42	30.8
AL-11-316	676868	6066443	177/-58	92.00	37.00	0.49	2.2
AL-11-317	676769	6066515	178/-58	256.00	16.50	1.37	5.7
incl				257.00	3.00	5.28	22.4
AL-11-318	676444	6066436	166/-66	69.00	1.81	0.17	11.5
and				311.00	12.00	6.24	23.5
incl				313.85	1.15	62.00	224
and				643.5	71.74	0.6	4
incl				699.5	14.00	1.64	11.8
and				728.00	37.00	0.61	2.2
incl				763.00	2.00	5.71	22.0
and				809.39	10.61	1.65	2.6
incl				809.39	2.21	6.06	8.5
AL-11-319	676744	6065948	97/-47	53.00	32.00	0.98	7.1
incl				68.00	1.00	8.95	39.7
and				159.5	29.00	0.59	5.6
and				206.5	21.00	1.28	8.5
incl				223.00	1.50	11.3	45.3
and				339.00	18.95	1.95	14.9
incl				348.00	3.01	7.38	57.7
AL-11-320	676709	6065787	105/-47		NSI

Note: Intervals noted are intercepted width not true width, have been calculated using a 0.3 g/tonne cut-off and are uncut. True width is variable between 60 and 100 percent of drilled width. They may include internal dilution intervals of up to 10 metres. No significant Intercept (“NSI”).

Mineralization intercepted in the drilling is consistent with the current resource model and is associated with a sequence of quartz porphyritic, rhyolitic lapilli tuffs and basaltic tuffs hosting disseminations and stringers of pyrite, sphalerite, galena, tetrahedrite and chalcopyrite.

A total of 20 holes comprising 6,480 metres were drilled during the fall 2011 program. The program tested from surface to in excess of 700 metres depth and was designed to expand the limits of the Amisk Gold deposit as well as infill within the northern and eastern portion of the deposit.

Highlights of the drilling include: 6.24 grams of gold per tonne and 23.5 grams of silver per tonne over 12.00 metres and 3.39 percent zinc and 0.91 percent lead over 1.81 metres in hole AL-11-318, and 1.95 grams of gold per tonne and 14.9 grams of silver per tonne over 18.95 metres in AL-11-319. Mineralization intercepted in the drilling is consistent with the current resource model and is associated with a sequence of quartz porphyritic, rhyolitic lapilli tuffs and basaltic tuffs and argillite hosting disseminations, stringers and semi-massive intervals of pyrite, sphalerite, galena, tetrahedrite, pyrrotite and chalcopyrite.

Drill hole AL-11-319 confirmed continuity of gold mineralization within the southeastern portion of the deposit as well as demonstrated the potential for expansion to the east and southeast. Four holes were completed evaluating the continuity of the system to depths in excess of 700 metres. Hole AL-11-318 intercepted significant mineralization at depth with intercepts of up to 71.74 metres at 0.60 grams of Au per tonne as well as a 1.81 metre interval of 3.39 percent zinc and 0.91 percent lead in the hangingwall, 250 metres west of the deposit.

During 2012 and 2013, work on the external PEA at Amisk continued, including a technical site visit and an evaluation of the potential production rate. Detailed (as well as reconnaissance) exploration of the deposit also continued. On the Company’s newly acquired claims and western block of the Amisk Gold Project, reconnaissance work occurred with the goal of identifying similarities to Amisk’s historical geology and for potential drill targets. These claims host potential for Amisk-style Au-Ag mineralization as well as conventional base-metal deposits typical of the Flin Flon Belt.

Amisk Property Future Work Programs

No drilling was completed during 2013 and none is planned for 2014. The Company is currently considering strategic alternatives for this asset.

Madsen Properties

On March 4, 2014, the Company closed the sale of its 100 percent interest in the Madsen Gold Project to Laurentian Goldfields. See “General Development of the Business – Recent History”. As such, the Company no longer has any interest in the properties described in this section, other than the Redaurum property.

The Madsen Properties comprise six contiguous claim blocks totaling approximately 10,000 acres (4,000 hectares) located in the Red Lake Mining District of northwestern Ontario. The properties are the Buffalo, Starratt-Olsen, Aiken-Russett, Redaurum, Hagar Option, and Madsen.

The above properties are collectively referred to as the “Madsen Properties”. Included on the southwestern part of the Madsen Properties is the Madsen gold mine and mill. Claude acquired the properties through its acquisition of Madsen Gold Corp. in 1998.

Claude and Goldcorp Inc. (“Goldcorp”) signed an option agreement (the “Option Agreement”) (1) on the Madsen Properties dated December 15, 2000. The option allowed Goldcorp to earn a 55 percent working interest in the Madsen Properties by spending $8.2 million on exploration and delivering a bankable feasibility study prior to the fifth anniversary of the Option Agreement. The Option Agreement was amended effective January 1, 2002 whereby Goldcorp then had until December 15, 2006 to earn the 55 percent working interest in the Madsen Properties under the same terms and conditions as described above.

(1) The Option Agreement was initially signed by Placer Dome (Canada) Ltd. However, during 2006, Goldcorp Inc. acquired the Option Agreement from Placer via Barrick Gold Corporation.

With Goldcorp unable to meet the terms of the Option Agreement, Claude regained control of the exploration project effective September 1, 2006. The Company immediately began to prepare for dewatering of the shaft to facilitate underground drilling – with the initial focus on drilling extensions of the historic high grade 8 Zone plus other zones. Preparation also began for a surface drill program that will pursue historic targets including those developed by Goldcorp.

Although the Madsen Mine is a former gold producer, the Company’s operations on the properties consisted of an exploratory search for mineable deposits of ore.

Location and Access

The Madsen Properties are located in the Red Lake Mining District of northwestern Ontario approximately ten kilometres southwest of the town of Red Lake. Access to the property is via Ontario Highway 618 to a number of both paved and gravel roads. An all-weather road from Highway 618 leads directly to the headframe of the Madsen Mine.

How Acquired

Claude acquired the Madsen Mine and the other properties comprising the Madsen Properties through the takeover of Madsen Gold Corp., then a publicly traded company, in 1998. The Company’s ownership of each property is listed in the table below:

Property	Claude’s Ownership Percentage

Madsen Mine	100%

Starratt-Olsen	100%

Aiken-Russett	100% The property is subject to a two percent Net Smelter Return Royalty, to a maximum of $2.0 million, held by previous property holders United Reef Limited and Canhorn Mining Corporation.

Hagar Option	100%

Redaurum	25% The property is subject to a 0.4 percent NSR Royalty in favour of Redaurum Limited.

Buffalo	100%.

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

High-grade gold pods were also historically worked at depth in a zone of highly altered ultramafic rocks, in the footwall of the main mine workings. Some of this high-grade mineralization (8 Zone) occurs in blue quartz veins near the contact of an altered basalt with an ultramafic unit. This mineralized contact is located stratigraphically below the main sulfide replacement mineralized zones on the north side of the shaft, approximately 600 metres in the footwall.

History and Previous Work

The Madsen Property was originally owned by Madsen Red Lake Gold Mines Ltd. (“Madsen Red Lake”). Madsen Red Lake commenced production from the mine in 1938 at 272 tonnes per day and increased production to 726 tonnes per day in 1949. From 1966 to 1974, production gradually decreased as the last five years of Madsen Red Lake’s ownership averaged production of 363 tonnes per day at a grade of 8.38 grams per tonne. Gold production fell from 44,497 ounces in 1971 to 29,163 ounces in 1973. Total production by Madsen Red Lake from 1938 to 1974 totaled 7.25 million tonnes at an average grade of 9.93 grams per tonne, or over 2.4 million ounces of gold.

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

In 1988, Madsen Gold Corp. (“Madsen”) acquired the Madsen Property from Madsen-Rowland. Madsen had acquired the adjacent Buffalo property in the prior year. Subsequent to these acquisitions, Madsen acquired interests in the other Madsen properties referred to previously.

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

Madsen reopened the mine and carried out limited mining operations before placing the mine on a care and maintenance basis in November 1997. Before the suspension of mining operations, Madsen processed 46,000 tonnes of ore at an average grade of 3.63 grams per tonne. The overall mill grade was substantially below Madsen’s expectations. Production came from stoping and development on various ore lenses, including 12,800 tonnes grading 3.95 grams per tonne from the Austin Tuff. The Austin Tuff material was of a lower grade than predicted due to excessive internal dilution and geological problems. Highly diluted development muck from the McVeigh tuff was included in the total production figures that contributed to the lower overall grade. Study of development face assays demonstrated that continuous, high grade lenses actually occurred as predicted from detailed drilling; however, the development muck passed to the mill included 50 percent or more dilution.

Claude resumed exploration at the mine following its acquisition of Madsen in 1998. Claude conducted surface and underground exploration drilling in order to verify extensions of known gold zones which remained open at depth and along strike as well as to identify new sources of higher grade ore. Claude also conducted a small exploratory drill program at the Buffalo property. The Madsen Mine was dewatered and shaft refurbishment was completed through the 12th level. Air, water and electrical services were installed to the seventh level and mining in the old workings was restarted in June of 1998. The mill was started in July of 1998, but low gold prices and small, marginal grade stopes did not provide economic feedstock at 500 tonnes per day and the Madsen Mine was not brought back into commercial production. The Madsen Mine processed 209,357 tonnes of ore at a mill feed grade of 4.15 grams per tonne from July of 1998 to September of 1999 to produce 25,208 ounces of gold. Mining and mill operations were suspended on October 31, 1999 to enable Claude to undertake further exploration programs in an attempt to define economically mineable reserves.

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

Claude retained A.C.A. Howe in early 2000 to undertake a review of the property’s Mineral Resource estimates. Working with mine personnel, A.C.A. Howe completed a Mineral Reserve/Resource review for the Madsen Mine. However, in the absence of additional exploration and data, the mine estimates are not considered to be reserves and will require additional exploration work in order to determine the economic potential of the mine.

After optioning the properties from Claude, Goldcorp initiated an exploration program at the mine in 2001. They drilled 8 holes totaling 8,568 metres to establish the mafic-ultramafic stratigraphy north of the Madsen Mine and to test a segment of the up-plunge projection of the high grade 8 Zone as hosted by the mafic-ultramafic rock suite. The 2001 program encountered predictable stratigraphy, strong alteration and four zones containing elevated gold values.

In 2002, Goldcorp’s exploration emphasis shifted to the mafic-ultramafic complex approximately three kilometres north of the Madsen Mine. Goldcorp geologists identified a very strong alteration zone with coincident geochemical and geophysical anomalies aligned on crosscutting structures as determined by digital terrain modeling. Goldcorp interpreted this group of targets to the north of the Madsen Mine as lateral or stratigraphic equivalents of the high grade 8 Zone. Seventeen drill holes totaling 10,643 metres tested the three northernmost targets at a reconnaissance scale (250-metre centers). As reported in a March 2003 press release, Goldcorp intersected high grade gold values over narrow widths with this drilling.

In 2003, Goldcorp drilled 49 holes totaling 29,047 metres on six targets in the Madsen area. Most of the drilling targeted a high-grade, quartz-tourmaline vein swarm known as the “Treasure Box”. Most of the veinlets encountered had visible gold present and returned assays from one to 116 grams per tonne over widths generally less than 0.30 metres. Infill drilled on 50-metre centers, the vein swarm showed good continuity.

During the first half of 2004, Goldcorp concentrated its efforts in the Russet North area, drilling 27 holes for a total of 5,012 metres. Key activities included infill drilling of the “Treasure Box” and reconnaissance drilling of a similar structure 1,000 metres to the southwest called “Anomaly 2”. Both of these targets appear associated with mafic/ultramafic contacts occurring as swarms of high-grade, narrow quartz-tourmaline veinlets. Concurrent with this drilling, Goldcorp geologists continued to develop the Datamine 3D model for the Madsen Property. This modelling identified 19 separate targets requiring follow-up.

During the second half of 2004, Goldcorp drilled 14 holes totalling 5,315 metres. The primary target was the “Fork” area, approximately one kilometre southwest of the Madsen Mine. Drilling of this target resulted in the discovery of three new mineralized zones that appear visually similar to the 8 Zone. Intersected at shallow depths, these zones are interpreted to be the upper portions of a high-grade mineralized system.

By year-end of 2004, Goldcorp had met its exploration expenditure requirement of $8.2 million for the Madsen Property. Goldcorp’s remaining obligation to vest in the Madsen Joint Venture was to deliver a bankable feasibility study by year-end 2006. As the exploration results to that date were not sufficient to provide the support necessary for this feasibility study, Goldcorp ceased exploring on the property in 2005. Claude regained control of the Madsen Property in September 2006.

In early 2007, a detailed drill program was initiated at the “Treasure Box”, 2.4 kilometres north of the Madsen Mine complex. Previous drilling by Placer Dome had outlined a moderately steep, north-dipping, quartz-tourmaline sheeted vein system that hosts significant visible gold. Of the 27 holes, 21 returned 80 intercepts grading from 2.0 to 116.0 grams per tonne, typically over 0.3 metre widths. In 2007, Claude completed 51 holes totaling 13,300 metres, testing the system to depths in excess of 350 metres. Results included composite intervals of 16.66 grams per tonne over 1.80 metres, 12.08 grams per tonne over 6.05 metres and 9.06 grams per tonne over 3.55 metres. The mineralized vein system was intercepted over a strike length of 165 metres, although high-grade intercepts appear to have relatively limited continuity.

Subsequent to the “Treasure Box” program, drilling prioritized testing the contacts of the main ultramafic body for the up-plunge expression of high grade 8 Zone mineralization. This zone was discovered and mined in the 1970’s on the 22nd to 27th level. It is characterized by quartz veining and flooding associated with tremolite-talc altered mafic/ultramafic rocks and has many similarities to other high grade deposits in the Red Lake area, notably at Goldcorp’s Red Lake Mine Complex.

In the Russett South area, a 22 hole drill program tested 600 metres of the mafic/ultramafic contact. The program resulted in the discovery of significant gold mineralization, 29.08 grams per tonne over 2.0 metres, that is open at depth and along strike to the south. Six hundred metres south of the Russett South area, the Company drilled 19 holes for 10,600 metres testing the Fork Zone target area. The program expanded the strike length of mineralization to 270 metres, intercepting mineralization ranging from 2 to 13 grams per tonne over 1.0 metre to 2.0 metre widths. The results were consistent with those reported by Goldcorp in 2003. Gold mineralization within the Fork Zone comprises sulphidized quartz-veins variably associated with actinolite-biotite-garnet altered basalt in proximity to the ultramafic contact. Mineralization remains open along strike in both directions and down plunge.

In 2008, 47,210 metres of surface drilling on the Madsen Properties in the Red Lake camp focused on testing two advanced targets and four grassroots targets. Exploration drilling continued to test the Fork Zone target. Fifty-five drill holes were completed during 2008, with the potential of the system highlighted by drill intercepts including 17.32 grams per tonne over 10.33 metres and 31.03 grams per tonne over 2.70 metres. The mineralized shear system has been intercepted over a strike length in excess of 450 metres and remains open along strike and at depth.

At the Starrett Olsen Mine the potential of the footwall environment was demonstrated during 2008 by the discovery of several, narrow high-grade vein systems that returned intercepts of 185.62 grams per tonne over 0.41 metres, 26.85 grams per tonne over 0.58 metres and 21.25 grams per tonne over 1 metre. The mineralized structures hosting the intercepts are between 100 and 250 metres in the footwall of the Starratt Olsen historic infrastructure and show strong similarities to the historic 8 Zone style mineralization.

In addition to the advanced targets, Claude also tested four grassroots and/or conceptual targets during 2008. The Russett South, Hasaga Shoots, Polymetallic and 8 Zone up-plunge targets were tested with 16 holes for 11,380 metres. Drilling of the Russett South, Hasaga and the Polymetallic zones failed to produce any significant assays – further testing of these zones will be deferred. In conjunction with surface exploration activities, rehabilitation and dewatering of the Madsen Mine shaft was initiated in July of 2007. Access to the 10th level, as a platform for exploration drilling was achieved during the third quarter of 2008 and Phase I of the underground drill program was initiated in December. The primary target of the underground program is the plunge and strike continuity of the 8 Zone.

During 2009, exploration drilling focused on Phase I of the 8 Zone underground drill program. Initiated from the 10th level in December 2008, the directional-drilling program included testing of the plunge extension of the 8 Zone as well as conceptual targets along the 8 Zone shear system. Results from Phase I deep drilling of the 8 Zone Trend demonstrated down plunge continuity to 137 metres below the 27th level with multiple holes returning strong visible gold associated with intensely silicified, biotite-altered basalt. Historic high grade drill results were verified with the return of 141.80 grams per tonne over 0.95 metres (4.14 ounces per ton over 3.12 feet) and 127.12 grams per tonne over 0.75 metres (3.71 ounces per ton over 2.46 feet). Step-out drilling to the east and west confirmed the development of favorable 8 Zone structure and stratigraphy. The system remains open down plunge and along strike to the east and west.

Highlights from Phase I 8 Zone drill program at the Madsen Mine, Ontario

Summary of drill results from Madsen underground drilling (2008 – 2011).

Hole ID	From	Width	Au (g/t)	Zone
MUG-11-10			Anomalous
MUG-11-11			Anomalous
MUG-11-12			Anomalous
MUG-11-13	199.00	2.00	15.70	McVeigh
MUG-11-14	334.00	2.00	6.27	McVeigh
MUG-11-14b	904.43	2.02	8.06	8 Zone
MUG-11-15			NSI
MUG-11-16	993.36	2.14	5.69	8 Zone FW
MUG-11-17	211.00	0.70	53.70	McVeigh
and		2.00	5.64	McVeigh
MUG-11-19			Assays Outstanding
MUG-08-01	883.00	0.75	127.12	8 Zone
MUG-09-02b (incl)	891.25	0.45	21.52	8 Zone
MUG-09-03 (incl)	915.40	2.49 1.25	33.39 58.18	8 Zone
MUG-09-04 (incl)	909.55	7.90 0.95	25.77 141.80	8 Zone
MUG-09-105 (incl)	943.51	3.39 1.22	24.30 62.09	8 Zone

* Elevation presented as metres below surface. Composites calculated using a 3 g/t Au cut-off grade. Reported width is drilled length and interpreted to represent 75 - 85 percent of true width. NSI - No Significant Intercept. Anomalous - Assayed between 1 and 3 g/t gold. Note that hole MUG-11-14 was lost with hole MUG-11-14b wedged off and completed.

In addition to Phase I of the 8 Zone underground drill program, surface exploration also continued to test the Apple and Fork Zone targets. The Apple target consists of an extension of the Austin and McVeigh Tuff horizons northeast of the Madsen Shaft. The Fork Zone is located mid-way between the Starratt-Olsen and Madsen Mines. The target comprises two sub-parallel, moderately, southeast-dipping shear systems that host southwest plunging ore-shoots. The mineralized shear system has been intercepted over a strike length in excess of 450 metres and remains open along strike and at depth. Assay results from the 2009 programs are being integrated with historic results, with further surface testing initiated in 2010.

Following 20 months of compilation of historic data, SRK finalized an NI 43-101 Mineral Resource evaluation for the Madsen Mine. This Mineral Resource evaluation was based on historical exploration and mining data, Phase I underground drilling up to September 27, 2009 and geological and resource modeling. The Mineral Resource evaluation was undertaken on four separate zones, the Austin, the South Austin, the McVeigh and the 8 Zone. The NI 43-101 Technical Report was filed on January 20, 2010.

Consolidated Mineral Resource Statement* for the Madsen Mine, Ontario

Resource Class	Zone		Tonnes	Grade (g/tonne)	Grade (oz/ton)	Contained Gold (oz)
Indicated	Austin		1,677,000	7.92	0.23	427,000
	South Austin		850,000	9.32	0.27	254,000
	McVeigh		374,000	9.59	0.28	115,000
	8 Zone		335,000	12.21	0.36	132,000
		Total	3,236,000	8.93	0.26	928,000
Inferred	Austin		108,000	6.30	0.18	22,000
	South Austin		259,000	8.45	0.25	70,000
	McVeigh		104,000	6.11	0.18	20,000
	Zone 8		317,000	18.14	0.53	185,000
		Total	788,000	11.74	0.34	297,000

*	Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. All figures have been rounded to reflect the relative accuracy of the estimates. Reported at a cut-off grade of 5.0 g/t gold based on US$1,000 per troy ounce of gold and gold metallurgical recoveries of 94 percent.

During 2010, exploration drilling focused on testing the extension of the Austin Tuff east of the Madsen shaft, the depth continuity of the Starratt Olsen Deposit and the depth continuity of the McVeigh Tuff.

At Austin East, an extension of the Austin Tuff, an 18 hole program encountered weak to strong, tuff-style mineralization in multiple zones in all holes. Results of the program proved continuity of tuff-style mineralization proximal to existing infrastructure. Assay results will be included in future resource calculations and will be used as a guide for further drill programs.

Mining at Starratt-Olsen ceased in 1956 at a depth of approximately 2,000 feet. Historic drilling shows continuity of the system at depth. The ore shoots are interpreted to be the strike extension of the Austin and McVeigh tuffs, three kilometres to the southwest. During the second and third quarters, four holes were completed testing the plunge continuity of the shoots. Assays returned results consistent with historic mining widths and grade and will be used in planning future exploration.

Initiated from the 10th level in December of 2008, the Phase I underground program included testing of the plunge extension of the 8 Zone as well as conceptual targets along the 8 Zone shear system. Results from Phase I deep drilling of the 8 Zone Trend demonstrated down plunge continuity to 450 feet below the 27th level with multiple holes returning strong visible gold associated with intensely silicified, biotite-altered basalt. Step-out drilling to the east and west confirmed the development of favourable 8 Zone structure and stratigraphy. The system remains open down plunge and along strike to the east and west. .

The Company’s Madsen shaft de-watering and rehabilitation program was a top priority for Management. In the first quarter of 2010, there was an unexpected fall of ground within the Madsen shaft that delayed the mine de-watering schedule. During the third quarter, repairs to the shaft compartments were safely completed to below the 16th level, allowing access to develop the 16th level exploration drift. The 8 Zone Trend hosts the past-producing 8 Zone and is highly prospective for future high grade discoveries. The 16th level provides the ideal drill platform to explore both at depth as well as the strike potential of this 8 Zone Trend.

During 2011, excavation work on two 16th level diamond drill chambers was completed with the Phase II drill program initiated in the second quarter. Phase II underground drilling completed 14,800 metres and 9 holes, targeting the 8 Zone plunge and strike continuity as well as sub-parallel footwall structures.

Drill holes targeting the plunge continuity of the 8 Zone include MUG-11-12, 14 (14b) and 16. Drill hole 14b and drill hole 16, the deepest hole ever completed on the Madsen property, intercepted silicified and visible gold-bearing, basalt and returned 8.06 grams gold per tonne over 2.02 metres and 5.69 grams gold per tonne over 2.14 metres, respectively. These intercepts extend the 8 Zone system 250 metres down plunge from previous drilling to approximately 1,600 metres below surface. The system continues to remain open down plunge.

Drill holes targeted the strike continuity of the 8 Zone include MUG-11-10, 11, 13, 15, 17 and 19. Drill hole 13 and drill hole 17 intercepted silicified, biotite-altered basalt and returned 15.70 grams gold per tonne over 2.00 metres and 53.70 grams gold per tonne over 0.70 metres, approximately 950 metres below surface. These intercepts are in the hanging-wall of the 8 Zone system and interpreted to correlate with and be an extension of the McVeigh Tuff, located approximately 650 metres up-dip. The McVeigh Tuff hosts a current Indicated Resource of 115,000 ounces at 9.59 grams gold per tonne and has seen very limited drill testing below 350 metres depth. In addition to the McVeigh mineralization, the 8 Zone structure is developed in all holes completed along strike and is characterized by anomalous gold associated with biotite-altered, variably silicified basaltic and ultramafic lithologies.

Highlights from Phase II of the Madsen Underground 8 Zone Drill Program

Hole ID	Width (m)	Au (g/t)	Elevation *	Zone

MUG-11-13	2.00	15.70	927	McVeigh
MUG-11-14	2.00	6.27	1,051	McVeigh
MUG-11-14b	2.02	8.06	1,543	8 Zone
MUG-11-16	2.14	5.39	1,595	8 Zone FW
MUG-11-17	0.70	53.70	927	McVeigh
And	2.00	5.64	1,079	McVeigh

* Elevation presented as metres below surface. Composites calculated using a 3 g/t Au cut-off grade. Reported width is drilled length and interpreted to represent 75 - 85 percent of true width. Note that hole MUG-11-14 was lost with hole MUG-11-14b wedged off and completed.

Figure 10: Madsen Longitudinal Section

In 2012, Phase II underground and surface drilling completed 19,100 metres and 16 holes, targeting the 8 Zone plunge and strike continuity as well as the Austin and McVeigh Tuff plunge continuity. The 2012 program was completed in late-September and included two underground rigs active on the 16th level and one surface rig.

In November 2012, the Company provided a summary of 2012 exploration activities at the Company’s 100 percent-owned Madsen Project in Red Lake, Ontario. 2012 drilling continued to expand the 8 Zone plunge at depth and demonstrated significant depth extension to the Austin and McVeigh Tuff. Highlights from the 2012 drill results are summarized below:

•	14.30 grams Au per tonne over 2.00 metres in AD-11-01 Austin Tuff
•	6.52 grams Au per tonne over 2.00 metres in MUG-12-18d 8 Zone Main
•	26.50 grams Au per tonne over 2.00 metres in MUG-12-20 8 Zone Main
•	9.53 grams Au per tonne over 2.00 metres in MUG-11-21 Austin Tuff
•	14.55 grams Au per tonne over 2.00 metres in MUG-12-25b 8 Zone FW
•	12.00 grams Au per tonne over 1.50 metres in MUG-12-26 8 Zone Main
•	29.60 grams Au per tonne over 1.50 metres in MUG-12-28 8 Zone Main
•	17.70 grams Au per tonne over 2.00 metres in MUG-12-29 McVeigh Tuff
•	7.77 grams Au per tonne over 1.00 metres in MUG-12-30 8 Zone FW

During 2013, following the four year advanced exploration program, the Company advanced the Madsen project to an internal scoping level study and further evaluated surface exploration targets. In response to completion of the Company’s underground drilling, completion and results from an internal scoping level study and the intention to reduce expenditures due to the low gold price, Management terminated its underground dewatering program and evaluated a number of strategic opportunities for this asset. During the third quarter of 2013, the Company adopted a formal plan to sell its Madsen property, excluding the Redaurum property. On March 4, 2014, the Company announced the closing of a transaction (see “Item 2 General Development of Business).

Sampling and Analysis of Exploration Drill Holes

As a detailed description of each hole is logged, including detailed documentation of rock quality and core recovery, any zones of potential mineralization are marked off for sampling, together with three to five samples in both the hanging and foot walls. Samples average one to 1.5 metres in width with 0.3 metre widths taken in places for geological interpretation purposes.

Samples are chosen based on geology. Lode gold mineralization in the greenstone belts currently explored by Claude have shown through numerous exploration programs carried out by the Company to have the economic concentrations of gold located within the visually identifiable quartz- sulphide bearing dilation or shear zones within the host rocks. However, field geologists are also trained to sample any other interval in the core that may have mineralization associated with it, such as simple increases in sulphide mineral content or quartz veining not associated with a known zone.

Once the drill hole has been logged and marked for assay, the core is transferred to the core splitting facility and the selected sections are sawn, bagged and sealed using strict cleanliness guidelines. These sealed and labeled bags are then put into large tubs or sacks that are then sealed with security tags for transport to the approved offsite laboratory.

The Quality Assurance program provides the Company with the degree of certainty required to use the resulting data as the basis for further exploration and development. It involves the routine placement of control samples to monitor the performance of the laboratories used by Claude, all of which are ISO approved. Each batch of samples that goes into a laboratory’s furnace has at least one known powder from a suite of standards purchased from recognized laboratories, resulting in a frequency of 1 in 20, or 5 percent. A “blank” sample of a coarse-grained quartz-rich rock is inserted after every sample containing the occurrence of visible gold. During any “definition drilling” program for the calculation of a mineral resource, then a frequency of one control sample in every 10 samples is used, with a blank following any occurrence of visible gold. Pulp duplicates are run every tenth sample by the laboratory.

The Quality Control program reviews results from the above control samples and makes the required decisions to either accept the data from each individual batch or to reject the data and request a re-run of a batch. A batch is rejected if the result for the standard exceeds the tolerance of the 95 percent confidence level stated on the certificates that accompany each standard. Regarding the coarse-grained “blanks”, a batch is rejected if the result is more than 3 times the detection limit of the laboratory. Regarding the pulp duplicates, the failure trigger is not as clear-cut due to the lode-gold nature of the mineralization. However, batches will start to be considered for re-run where the duplicates are greater than ±10 percent.

Security of Samples

Drill core is monitored from the moment it is taken out of the ground until it is split and the samples are delivered to the laboratory door. Unauthorized personnel are not permitted access to the drill machines or the core logging and splitting facilities. Samples split for assay are double-bagged within the splitting facility with coded security tags and the laboratory receiving the samples report any tags that are broken or any sample bags that appear to have been tampered with.

Item 5. Operating and Financial Review and Prospects

A.	Operating Results

The following section is intended to help the reader understand the factors that have affected the Company’s financial condition and results of operations for the historical period covered by the financial statements and management’s assessment of factors and trends which are anticipated to have a material effect on the Company’s financial condition and results in future periods. This section is provided as a supplement to, and should be read in conjunction with, our audited financial statements and the other financial information contained elsewhere in this annual report. Our financial statements have been prepared in accordance with IFRS as issued by the IASB. Our discussion contains forward looking information based on current expectations that involve risks and uncertainties, such as our plans, objectives and intentions. Our actual results may differ from those indicated in such forward looking statements.

Year Ended December 31, 2013 compared to Year Ended December 31, 2012

For the year ended December 31, 2013, the Company recorded a net loss of $73.4 million, or $0.42 per share, after $63.8 million of impairment charges which were offset by a $1.4 million deferred income tax recovery. This compares to net profit of $5.6 million, or $0.03 per share, after a deferred tax expense of $3.0 million for the year ended December 31, 2012. Loss from operations before income tax in 2013 was $74.8 million, or $0.43 per share (2012 – Profit of $8.5 million, or $0.05 per share, reflecting impairment charges incurred during 2013 and a change in the Company’s deferred tax base year over year.

Cash flow from operations, before net change in non-cash working capital items for the year ended December 31, 2013 was $13.8 million, or $0.08 per share, compared to $25.8 million, or $0.15 per share, for the same period in 2012.

Revenue

Gold revenue from the Company’s Seabee Gold Operation for the year ended December 31, 2013 decreased 21 percent to $63.8 million from $80.8 million reported for the year ended December 31, 2012. The decrease in gold revenue in 2013 was attributable to a 14 percent decrease in Canadian dollar gold prices realized (2013 - $1,423 (US$1,382); 2012 - $1,660 (US$1,661)) and by decreased gold sales volume (2013 – 44,823 ounces; 2012 – 48,672 ounces). The decrease in realized price for the year ended December 31, 2013 reflects the decrease in market gold prices which averaged US$1,411 per ounce during 2013 compared to market gold prices of US$1,669 per ounce during 2012.

Production Costs

During 2013, the Company milled 280,054 tonnes at a grade of 5.11 grams of gold per tonne (2012 – 275,235 tonnes at a grade of 5.86 grams of gold per tonne) for total production of 43,850 ounces of gold (2012 – production of 49,570 ounces of gold). This decrease in ounces produced is attributable to the 13 percent decrease in grade year over year.

Gold production in 2013 was 19% below budget due to grade that was below the long-term average at the Seabee Gold Operation. Grade decline was due primarily to drill results from certain stoping blocks not translating when milled.

For the year ended December 31, 2013, mine production costs of $44.1 million (2012 - $48.5 million) were nine percent lower year over year. This decrease is attributable to efficiencies associated with the shaft extension, improved planning and procurement practices, increased productivities and reduced labour costs. Total cash cost per ounce of gold (1) for 2013 decreased one percent to $983 (US$954) per ounce from $997 (US$998) in 2012, a result of a nine percent decrease in production costs offset by an eight percent decrease in ounces sold.

Depreciation and Depletion

For 2013, depreciation and depletion was $22.9 million (2012 - $15.7 million), up 46 percent year over year. These results are attributable to an increase in the Seabee Gold Operation’s asset base and a decrease in the Seabee Gold Operations reserves.

General and Administrative Expense

General and administrative expense for the year ended December 31, 2013 decreased to $7.1 million, down 11 percent from the $7.9 million reported in 2012 and attributable to a reduction in direct administration costs.

December 31	2013	2012	Change

Direct administration	$4,715	$5,464	(14)%
Stock-based compensation	2,274	2,280	-%
Deferred share units	68	153	(56)%
Total General and Administrative	$7,057	$7,897	(11)%

Finance Expense

Finance expense includes interest expense, accretion expense and derivative losses (if any). For the year ended December 31, 2013, Finance expense was $3.2 million (2012 - $1.5 million). The increase is attributable to increased interest expense associated with the Company’s $25.0 million debt facility (which closed at the beginning of the second quarter of 2013) and the Company’s $5.0 million revolving loan facility (which was retired in the first quarter of 2014).

Finance and Other Income

Finance and other income consists of interest income, production royalties pursuant to the Red Mile transactions, derivative gains (if any) and other miscellaneous income. For the year ended December 31, 2013, Finance and other income was $2.7 million (2012 - $1.5 million). This result is attributable to a $1.2 million mark-to-market derivative gain as well as consistent interest and miscellaneous revenue, year over year.

Impairment Charges

The Company’s accounting policy requires assessment whether any indication of impairment exists at each of its mineral properties at the end of each reporting period. During 2013, the Company had Impairment charges of $63.8 million (2012 - nil).

During 2013, it was determined that there were indicators of impairment and an estimate of the recoverable amount of the Company’s mineral properties was completed. This assessment was done at the Cash Generating Unit (“CGU”) level, which is the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets. Fair value less cost to sell (“FVLCS”) of the Company’s CGU was determined by calculating the net present value of the future cash flows expected to be generated by the CGU. Determining the recoverable amount required the use of estimates and assumptions such as long-term commodity prices, discount rates, future capital requirements, exploration potential and operating performance. The estimates of future cash flows were derived from the Company’s most recent Life of Mine Plan (“LOMP”) utilizing an average estimated long-term gold price $1,435 per ounce to estimate future revenues. The future cash flows of the Company’s CGU were discounted using a real weighted average cost of capital (“WACC”) 7.75 percent after taking into account the location, market risk and various other factors deemed applicable to the project. Based on the Company’s estimate of FVLCS, impairment losses totalling $22.2 million were recognized during 2013 because the carrying amount of the Company’s CGU exceeded its recoverable amount; as such, the Company’s Mineral properties balance was reduced by the amount of the impairment with a corresponding charge recognized in profit (loss).

During 2013, as part of its strategy to minimize corporate expenditures and to focus on the Seabee Gold Operation, Claude adopted a plan to sell its Madsen Property. Under IFRS, non-current assets, that are expected to be recovered primarily through sale rather than through continuing use, are classified as held for sale. Immediately before classification as held for sale, Madsen was re-measured at the lower of its carrying amount and its FVLCS. Total impairment charges on the Madsen Property during 2013 were $41.6 million (2012 – nil).

Deferred Income Tax (Recovery) Expense

For 2013, the Company had a deferred income tax recovery of $1.4 million (2012 - deferred income tax expense of $3.0 million).  The variance noted is attributable to an increase in the loss before taxes primarily due to the impairment charges on the Seabee Gold Operation and Madsen Project.

Year Ended December 31, 2012 compared to Year Ended December 31, 2011

For the year ended December 31, 2012, the Company recorded net profit of $5.6 million, or $0.03 per share, after a $3.0 million non-cash deferred income tax expense. This compares to a net profit of $9.5 million, or $0.06 per share, after a $0.4 million non-cash deferred income tax expense, for the year ended December 31, 2011 (2010 – $10.3 million, or $0.08 per share). Profit from continuing operations before income tax in 2012 was $8.5 million, or $0.05 per share (2011 - $9.8 million, or $0.06 per share), reflecting a change in the Company’s deferred tax base year over year.

Cash flow from operations, before net change in non-cash working capital items for the year ended December 31, 2012 was $25.8 million, or $0.15 per share, compared to $22.2 million, or $0.14 per share, for the same period in 2012.

Revenue

Gold revenue from the Company’s Seabee Gold Operation for the year ended December 31, 2012 increased 16 percent to $80.8 million from $69.7 million reported for the year ended December 31, 2011 (December 31, 2010 - $56.0 million). The increase in gold revenue in 2012 was attributable to a six percent improvement in Canadian dollar gold prices realized (2012 - $1,660 (US$1,661); 2011 - $1,561 (US$1,578)) and by increased gold sales volume (2012 – 48,672 ounces; 2011 – 44,632 ounces). The increase in realized price for the year period ended December 31, 2012 reflects the increase in market gold prices which averaged US$1,669 per ounce during 2012 compared to market gold prices of US$1,572 per ounce during 2011.

Production Costs

During 2012, the Company milled 275,235 tonnes at a grade of 5.86 grams of gold per tonne (2011 – 257,181 tonnes at a grade of 5.68 grams of gold per tonne). With mill recoveries relatively unchanged year over year, the increase in ounces produced is attributable to increased tonnes milled and slightly higher grade.

For the year ended December 31, 2012, mine production costs of $48.5 million (2011 - $40.5 million) were 20 percent higher year over year. This increase was primarily attributable to increased personnel, wage increases and increases in mining and maintenance costs. Total cash cost per ounce of gold (2) for 2012 increased 10 percent to $997 (US$998) per ounce from $908 (US$918) in 2011, primarily as a result of the higher direct mining costs, including labour, energy, maintenance and consumable costs, year over year. The Company is continuing to pursue best practices with the intention of lowering these costs.

Depreciation and Depletion

For the year ended December 31, 2012, depreciation and depletion was $15.7 million (2011 - $11.4 million), up 38 percent year over year. These results are attributable to an increase in tonnes throughput and an increase in the Seabee Gold Operation’s asset base.

General and Administrative Expense

General and administrative expense for the year ended December 31, 2012 increased to $7.9 million, up 16 percent from the $6.8 million reported in 2011. The variances noted below primarily relate to increases in personnel, stock-based compensation and professional fees.

December 31	2012	2011

Direct administration	$5,464	$4,788
Stock-based compensation	2,280	1,991
Deferred share units	153	-
Total General and Administrative	$7,897	$6,779

Finance Expense

Finance expense includes interest expense, accretion expense and derivative gains or losses (if any). For the year ended December 31, 2012, finance expense was $1.5 million, down 52 percent from the $3.1 million reported during 2011. The decreases were attributable to the Company settling certain out-of-the-money derivative instruments during the third quarter of 2011.

Finance and Other Income

Finance and other income consists of interest income, production royalties pursuant to the Red Mile transactions and other income. For the year ended December 31, 2012, finance and other income of $1.5 million was relatively unchanged year over year.

Deferred Income Tax Expense

Deferred income tax expense for the year ended December 31, 2012 was $3.0 million (2011 - $0.4 million). This increase in this expense is primarily attributable to the recognition of previously unrecognized deferred tax assets in 2011 of approximately $3.8 million.

B.	Liquidity and Capital Resources

Year Ended December 31, 2013

Cash flow from operations, before net change in non-cash working capital items for the year ended December 31, 2013 was $13.8 million, or $0.08 per share, compared to $25.8 million, or $0.15 per share, for the same period in 2012. This was due to decreased gold revenue year over year.

Operating Activities

Operating cash flow is the Company’s primary source of liquidity. As required, the Company may enhance its liquidity and supplement operating cash flow through a combination of equity issuances, securing debt financing and sale of non-core assets. The principal use of operating cash flow is to fund the Company’s: operating and capital expenditures at the Seabee Gold Operation; General and Administrative costs; and principal and interest payments.

During 2013, the Company generated $13.6 million in operating cash flows, a $6.9 million decrease from 2012; this decrease reflects lower net profit. The most significant driver of the change in operating cash flow year over year is the lower gold sales year over year and the significant decrease in the market price of gold. Whether favorable or unfavorable, future changes in the price of gold will continue to have a material impact on the cash flow and liquidity of the Company.

For the year ended December 31, 2013, the Company’s cash flow from operations before net changes in non-cash operating working capital (2) was $13.8 million, or $0.08 per share (2012 - $25.8 million, or $0.15 per share).

At December 31, 2013, the Company had a working capital deficiency of $11.9 million (December 31, 2012 – working capital deficiency of $4.1 million); of that amount, $11.1 million (net) relates to the Company’s Madsen Property, which was classified as held for sale due to Management’s adoption of a plan to sell this non-core asset. Also included in the working capital calculation at December 31, 2013 are demand loans totaling $3.0 million (which have been classified as current liabilities due to their demand feature) and a revolving loan totaling $5.0 million. In addition, the Company was not in compliance with certain financial covenant requirements of the Term Loan (see Financial Statement Note 14(c)); as such, the amortized cost of that facility has been re-classified to current liabilities. Subsequent to December 31, 2013, the Company obtained a waiver from CCP and entered into a Term Loan Amending agreement (“Amending Agreement”) for the financial covenant requirements of the Term Loan (see Financial Statement Note 24(b)).

The decrease in working capital is attributable to an increase in current liabilities (attributable to the accounting presentation of the Company’s Term Loan) offset by an increase in current assets.

December 31	2013	2012	Change

Current assets
Short-term investments	$1,643	$-	-
Accounts receivable	2,873	4,845	(41)%
Inventories
Gold in-circuit	2,522	3,616	(30)%
Stockpiled ore	1,838	1,191	54%
Materials and supplies	16,205	14,371	13%
Assets held for sale	13,423	-	-
Other current assets	390	277	41%
Total Current assets	$38,894	$24,300

Current liabilities
Bank indebtedness	$8,623	$3,531	144%
Accounts payable and accrued liabilities	6,997	7,533	(7)%
Loans and borrowings
Demand loans	2,950	5,337	(45)%
Current portion of finance lease liabilities	291	1,495	(81)%
Current portion of term loan *	23,628	-	-
Revolving loan	5,000	-
Debenture **	-	9,665	(100)%
Liabilities related to assets held for sale	2,316	-	-
Other current liabilities	1,001	836	20%
Current liabilities	$50,806	$28,397

Working capital (deficiency)	$(11,912)	$(4,097)	191%
Current ratio	0.77	0.86	(10)%

* Amortized cost; principal outstanding on Term Loan is $25.0 million.

** Amortized cost. Principal outstanding on Debenture at December 31, 2012 was $9.8 million.

Investing Activities

Cash used in investing activities amounted to $33.4 million for the year ended December 31, 2013. Mineral property expenditures during 2013 were $31.9 million, a $30.6 million decrease year over year. During 2013, expenditures were comprised of Seabee Mine and shaft development of $23.0 million, exploration costs (focusing primarily on the Santoy Gap deposit, with minimal expenditures on the Seabee Regional and Amisk projects) of $1.3 million and property, plant and equipment additions of $7.6 million. Property, plant and equipment additions include mining equipment, camp infrastructure and tailings management facility expansion. The Company utilized its cash flow from operations and debt to fund these additions.

Financing Activities

The Company’s financing activities during 2013 included proceeds of $0.7 million received from the issuance of common shares pursuant to the Company’s Employee Share Purchase Program, proceeds received from a five year $25.0 million term loan and proceeds received from a $5.0 million revolving loan. These were offset by the repayment of the $9.8 million debenture and $3.9 million of demand loans and capital leases repayments, resulting in a net financing cash inflow of $16.4 million. This compares to a net financing cash inflow of $2.7 million during 2012, which consisted of $0.4 million in funding received from the Company’s Employees Share Purchase Plan (“ESPP”) and demand loan proceeds of $7.2 million, offset by demand loan and capital lease repayments totaling $4.9 million.

During 2013, a total of 2,065,812 common shares (2012 – 338,676) were issued pursuant to the Company’s ESPP; distribution of these shares pursuant to the ESPP occurs during the first quarter of the year. Subsequent to December 31, 2013, the Company issued 7,799,148 shares pursuant to 2013 participation in the plan. No common shares were issued pursuant to the Company’s Stock Option Plan during 2013 (2012 – 75,402).

In January 2013, the Company expanded its current debt facilities with its bank and early in the second quarter of 2013 the Company executed an agreement with Crown Capital Partners Inc. (“CCP”) for a long-term debt facility of $25.0 million. The new debt facilities enabled the successful retirement of the Company’s outstanding debentures (which matured in May 2013) and enabled the Company to maintain operations during the lower gold price environment experienced during 2013. During 2013, the Company was only required to make interest payments on the $25.0 million facility. At December 31, 2013, the Company was not in compliance with certain financial covenant requirements relating to its Term Loan (see Financial Statement Note 14(c)); as such, the amortized cost of the Term Loan was been re-classified to current liabilities. Subsequent to December 31, 2013, the Company obtained a waiver from its lender and entered into an Amendment Agreement for the financial covenant requirements of the Term Loan (see Financial Statement Note 25(b)). There were no changes to principal repayment or interest terms as a result of this Amendment Agreement; the maturity date remains 60 months from closing and interest on the Term Loan remains fixed at 10 percent, compounds monthly and is payable monthly. During 2014, in addition to interest payments, monthly principal payments of $0.3 million will begin in May 2014.

Terms of CCP Term Loan Agreement
Period	Monthly Amount	Annual Amount
Months 1 – 12	NIL	NIL
Months 13 – 59	$300,000	$3,600,000
Due at Maturity (April 2018)		$10,900,000

The Term loan remains subordinate to all of the Company’s other short-term and long-term loans and borrowings. Upon mutual agreement with CCP, prepayment fees pursuant to the original agreement have been waived. In addition, the 5,750,000 common share purchase warrants pursuant to the original agreement have been cancelled for consideration of $1.0 million; consideration was paid with 4,545,454 common shares of Claude.

Demand loans and Obligations under finance lease

During 2013, the Company repaid $2.4 million of its demand loans and $1.5 million of its capital leases outstanding. The proceeds and repayments of demand loans and capital leases relate to production equipment at the Seabee Gold Operation.

Year Ended December 31, 2012

Cash flow from operations, before net change in non-cash working capital items for the year ended December 31, 2012 was $25.8 million, or $0.15 per share, compared to $22.2 million, or $0.14 per share, for the same period in 2011.

Operating Activities

During 2012, the Company generated $20.5 million in operating cash flows, a $0.9 million increase from 2011; this increase reflects higher net profit. The most significant driver of the change in operating cash flow year over year is the higher gold sales year over year and the increase in the market price of gold. Whether favorable or unfavorable, future changes in the price of gold will continue to have a material impact on the cash flow and liquidity of the Company.

For the year ended December 31, 2012, the Company’s cash flow from operations before net changes in non-cash operating working capital (2) was $25.8 million, or $0.15 per share (2011 - $22.2 million, or $0.014 per share).

The Company monitors its spending plans, repayment obligations and cash resources on a continuous basis with the objective of ensuring that there is sufficient capital within the Company to meet business requirements, after taking into account cash flows from operations and the Company’s holdings of cash and cash equivalents and short-term investments. The Company’s typical cash requirement over the first and second quarters of each year is significant because of the Seabee Gold Operation’s winter ice road resupply, which includes restocking diesel, propane and other large consumables as well as the continued investment in maintenance and growth capital relating to the mining fleet and mine infrastructure.

The Company had bank indebtedness of $3.5 million at December 31, 2012 (December 31, 2011 - $2.5 million of cash and cash equivalents and short-term investments of $33.2 million).

At December 31, 2012, the Company had a working capital deficiency of $4.1 million (December 31, 2011 - surplus of $42.4 million). Included in the working capital calculation at December 31, 2012 are demand loans and outstanding debentures totaling $5.3 million and $9.7 million, respectively. Demand loans have been classified as current liabilities due to their demand feature. As the debenture is due in less than one year, its balance has been classified as a current liability.

Working Capital and Current Ratio
	Dec 31	Dec 31	Percent
	2012	2011	Change

Current assets	$24,300	$52,004	(53)
Current liabilities	$28,397	$9,606	196
Working capital	$(4,097)	$42,398	(110)
Current ratio	0.86	5.4	(84)

The Company’s objective when managing capital is to safeguard its ability to continue as a going concern so that it can continue to provide adequate returns to shareholders and benefits to other stakeholders. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares, sell assets or incur debt. The Company is not subject to externally imposed capital requirements.

The Company’s capital structure is comprised of a combination of short-term and long-term debt and shareholders’ equity.

The Capital structure of the Company is as follows:

Schedule of Capital Structure of the Company
Capital Structure			December 31	December 31
	Interest	Maturity	2012	2011

Demand loan	Repaid during 2012		$-	$896
Demand loans	Prime + 1.50%	Jan-Apr/2015	5,337	-
Debenture	12.00%	May/2013	9,665	9,452
Total debt			$15,002	$10,348

Shareholders’ equity			192,364	172,895

Debt to equity			7.80%	5.99%

In January 2013, the Company expanded its current debt facilities with its existing bank to $25.0 million and executed a non-binding term sheet with CCP for an additional long-term debt facility of $25.0 million (please see financing section below). The new debt facilities are intended for the retirement of the Company’s outstanding debentures (which mature in May 2013), for expansion capital at the Seabee Gold Operation and for general working capital purposes.

Investing Activities

Cash used in investing activities amounted to $29.2 million for the year ended December 31, 2012. Mineral property expenditures during 2012 were $62.5 million, an $11.3 million increase from 2011. Expenditures were comprised of Seabee Mine and shaft development of $22.3 million, exploration costs (focusing on the Santoy Gap deposit, Seabee North, Amisk and Madsen exploration projects) of $20.0 million and property, plant and equipment additions of $20.2 million. Property, plant and equipment additions include mining equipment, camp infrastructure and tailings management facility expansion. The Company utilized its cash on hand and short-term investments to fund these additions.

Financing Activities

The Company’s financing activities during 2013 included proceeds of $0.7 million received from the issuance of common shares pursuant to the Company’s Employee Share Purchase Program, proceeds received from a five year $25.0 million term loan and proceeds received from a $5.0 million revolving loan. These were offset by the repayment of the $9.8 million debenture and $3.9 million of demand loans and capital leases repayments, resulting in a net financing cash inflow of $16.4 million. This compares to a net financing cash inflow of $2.7 million during 2012, which consisted of $0.4 million in funding received from the Company’s Employees Share Purchase Plan (“ESPP”) and demand loan proceeds of $7.2 million, offset by demand loan and capital lease repayments totaling $4.9 million.

The Company’s financing activities during 2012 included proceeds of $0.4 million from the issuance of 338,676 common shares (2011 – 235,614) pursuant to the Company’s Employee Share Purchase Plan and 75,402 common shares (2011 – 648,667) pursuant to the Company’s Stock Option Plan. It also included proceeds of $7.2 million from demand loans. These were offset by the repayment of $4.9 million of its demand loans and capital leases outstanding, resulting in a net cash inflow of $2.7 million during 2012. This compares to a net cash inflow of $56.2 million in 2011, which primarily consisted of $56.5 million of proceeds from the issue of common shares and warrants (net of issue costs). The proceeds and repayments of demand loans relate to production equipment at the Seabee Gold Operation.

Year Ended December 31, 2011

Cash flow from operations (1) before net changes in non-cash operating working capital of $22.2 million, or $0.14 per share, for the year ended December 31, 2011, up 12 percent from $19.8 million, or $0.15 per share, for the year ended December 31, 2010. This increase was due to higher contributions from gold sales, which was partially offset by higher administrative costs.

Operating Activities

During 2011, the Company generated $19.6 million in operating cash flows, a $3.8 million decrease from 2010; this decrease reflects lower net profit. The most significant driver of the change in operating cash flow year over year is the higher gold sales year over year and the increase in the market price of gold offset by higher stock-based compensation and the write-down of an exploration property. Whether favorable or unfavorable, future changes in the price of gold will continue to have a material impact on the cash flow and liquidity of the Company.

The Company had cash and cash equivalents of $2.5 million and short-term investments of $33.2 million at December 31, 2011 (December 31, 2010 - $10.8 million, including $4.4 million of Restricted cash). The Company monitors its positions with, and the credit quality of, the financial institutions and government instruments in which it invests its excess cash and cash equivalents. Other than balances maintained in various bank operating accounts, the Company’s investment policy limits investments to government-backed financial instruments, bank certificates of deposit and bankers acceptances.

At December 31, 2011, the Company had working capital of $42.4 million (December 31, 2010 - $4.3 million). Included in the working capital calculation at December 31, 2011 are demand loans of $0.9 million; these loans have been classified as current liabilities due to their demand feature. Included in the working capital calculation at December 31, 2010 are demand loans of $2.5 million (due to their demand feature) and the Company’s debenture of $9.3 million (due to the Company’s offer to prepay outstanding debentures during the fourth quarter of 2010). The increase in working capital was attributable to: the closing of the equity issue in the second quarter, a decrease in demand loans attributable to the regular repayment of the loans and the reclassification of non-redeemed debentures from current to long-term loans and borrowings.

Working Capital and Current Ratios
In thousands of dollars			Percent
			Change
	Dec 31	Dec 31	2010 to
	2011	2010	2011

Current assets	52,004	23,285	123
Current liabilities	9,606	19,035	(50)
Working capital	42,398	4,250	898
Current ratio	5.4	1.2	350

Investing Activities

Cash used in investing activities amounted to $79.7 million for the year ended December 31, 2011. Mineral property expenditures during the year were $51.2 million, a $16.3 million increase from 2010. Expenditures during 2011 were comprised of Seabee Mine and Shaft development of $20.8 million, exploration costs (focusing on the Santoy Gap, Seabee North, Amisk and Madsen exploration projects) of $13.6 million and property, plant and equipment additions of $16.8 million. Property, plant and equipment additions include mining equipment, camp infrastructure and tailings management facility expansion. The Company utilized its cash on hand and short-term investments to fund these additions.

Financing Activities

Financing activities during 2011 included the issuance of 20,000,000 common shares of the Company at a price of $2.50 per share; in addition, the underwriters of the offering exercised their overallotment option in respect of an additional 3,000,000 common shares at a price of $2.50 per common share. The aggregate gross proceeds raised under the offering were $57.5 million. Financing activities also included the issuance of 235,614 common shares (2010 – 430,395) and 648,667 common shares (2010 – 422,414) pursuant to the Company’s ESPP and the Company’s stock option plan, respectively. An additional 1,577,000 common share purchase warrants expiring on November 16, 2012 were exercised. In addition, 116,300 of the warrants expiring on May 22, 2013 were exercised. Finally, 139,321 common share purchase warrants expiring on April 9, 2011 were exercised.

During the year, the Company repaid $1.6 million of its demand loans outstanding. The proceeds and repayments of capital lease obligations relate primarily to production equipment.

C.	Research and Development, Patents and Licenses, etc.

The Company is not involved in any research, development, patenting or licensing activities.

D.	Trend Information

Operating and Financial Outlook

During 2014, the Company will see the completion of many milestones including:

•	the continuation of access development to the Santoy Gap for infill drilling of the deposit; excavation of the 300 metre Santoy Gap vent raise to surface;
•	expansion of the electrical distribution system to accommodate operational growth; and
•	initial development ore from Santoy Gap.

For 2014, forecast gold production at the Seabee Operation is estimated to range from 47,000 to 51,000 ounces of gold. Depreciation and depletion should increase if the targeted tonnes broken is attained. Unit costs for 2014 are expected to be comparable to 2013’s unit cash costs of $983 per ounce. Quarterly operating results are expected to fluctuate throughout 2013; as such, they will not necessarily be reflective of the full year average.

Access to the Seabee Gold Operation is by fixed wing aircraft to an airstrip located on the property. Large consumables (including diesel and propane) and items related to the upgrading of the mining fleet and mine infrastructure are trucked to the site via a 60 kilometre annual winter ice road from Brabant Lake on Highway 102. The winter ice road is typically in use from January through March. This seasonal trend of purchasing and delivering inventories to the Seabee Gold Operation results in significant cash outflows during the first quarter of the year.

During 2014, the Company expects 300 to 400 semi-trailer loads (2013 – 450 semi-trailer loads), a result of improved operating effectiveness and fewer capital projects in 2014. The Company will also benefit from lower prices on several of its consumable inventory items, year over year.

At current gold prices and forecast production, Management believes that operating cash flows, proceeds from the sale of Madsen and proceeds from the sale of the NSR royalty on the Seabee Gold Operation will be sufficient to fund the 2014 Winter Ice Road resupply requirements and further development opportunities at the Seabee Gold Operation. In addition, the Company is investigating various external financing options, including the divestiture of non-core assets, to ensure sufficient funding is in place.

Forecast and Capital Outlook

During 2014, capital expenditures are expected to include continued investment and expected upgrades at the Seabee Gold Operation.

Capital expenditures at the Seabee Gold Operation in 2014 are expected to include continued investment and upgrades that are estimated to total approximately $22.0 million, funded from a combination of operating cash flow, the sale of the Madsen Gold Project and the sale of the NSR royalty on the Seabee Gold Operation. This 39 percent reduction from 2013 expenditures of $30.6 million is due to the completion of several major projects, including the shaft extension.

Capital Expenditures ($ million)
	2014 Estimate	2013 Actual
Capital
Development	$11.0	$18.1
Sustaining	5.5	7.9
Expansion	5.5	4.6
	$22.0	$30.6

Development expenditures are expected to be prioritized at Santoy Gap. Sustaining capital costs include expenditures on equipment replacement and tailings management facilities. Expansion capital is expected to focus in the Santoy Gap area to support the Company’s Life of Mine Plan and to generate future returns for the Company as the Santoy Gap deposit represents one of the Company’s best opportunities to build shareholder value.

Exploration Outlook

Exploration spending during 2014 is forecast to be approximately $0.2 million (2013 - $1.6 million).

At the Seabee Gold Operation, exploration expenditures will focus on low cost per ounce targets, proximal to infrastructure with the potential to materially impact near-term production, drive resource growth and to positively impact the Company’s Mineral Reserves and Mineral Resources. Drilling at Seabee is anticipated to consist of the following:

Summary of Estimated 2014 Drilling at Seabee
Area	Target	Metres
Seabee Operations	Seabee underground	18,000
Santoy Mine Complex	Santoy 8 and Gap underground	34,000
Total:		52,000

The statements made in this Item 5.D are forward-looking statements which are subject to numerous risks. For a discussion involving forward-looking statements, see “Statement Regarding Forward – Looking Information” in this annual report.

Accounting Estimates

Certain of the Company’s accounting policies require that management make decisions with respect to the formulation of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Claude’s significant accounting policies are contained in Note 3 to the consolidated financial statements. The following is a discussion of the accounting estimates that are critical in determining the Company’s financial results.

Reserves

Estimation of reserves involves the exercise of judgment. Forecasts are based on geological, geophysical, engineering and economic data, all of which are subject to many uncertainties and interpretations. The Company expects that, over time, reserve estimates may be revised upward or downward based on updated information. Such information may include revisions to geological data or assumptions, a change in economic data, and the results of drilling and exploration activities. Reserve estimates can have a significant impact on net earnings, as they are a key component in the calculation of depreciation and depletion. In addition, changes in reserve estimates, commodity prices and future operating and capital costs can have a significant impact on the impairment assessments of the applicable assets.

Valuation of Properties

Claude assesses the carrying values of its properties at the end of each reporting period, or more frequently if warranted by a change in circumstances, to determine whether any indication of impairment exists. If it is determined that carrying values of assets cannot be recovered, the unrecoverable amounts are written off against current earnings. Recoverability is dependent upon assumptions and judgments regarding future prices, costs of production, sustaining capital requirements and economically recoverable ore reserves. A change in assumptions may materially impact the potential impairment of these assets.

Decommissioning and Reclamation

Claude’s mining, exploration and development activities are subject to various levels of Federal and Provincial Law as well as environmental regulations, including requirements for closure and reclamation. Management’s judgment and estimates are used when estimating reclamation and closure costs. In some cases, these costs will be incurred many years from the date of estimate. Estimates may be revised as a result of changes in government regulations or assumptions.

E.	Off -Balance Sheet Arrangements

In the normal course of its operations, the Company is exposed to gold price, foreign exchange, interest rate, liquidity, equity price and counterparty risks. The overall financial risk management program focuses on preservation of capital and protecting current and future Company assets and cash flows by reducing exposure to risks posed by the uncertainties and volatilities of financial markets.

The Company may use derivative financial instruments to hedge some of its exposure to fluctuations in gold prices and foreign exchange rates. The Company does not acquire, hold or issue derivatives for trading purposes. The Company’s management of financial risks is aimed at ensuring that net cash flows are sufficient to meet all its financial commitments as and when they fall due and to maintain the capacity to fund its forecast project development and exploration strategies.

The value of the Company’s mineral resources is related to the price of gold and the outlook for this mineral. Gold and precious metal prices historically have fluctuated widely and are affected by numerous factors outside of the Company’s control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities and certain other factors related specifically to gold. The profitability of the Company’s operations is highly correlated to the market price of gold. If the gold price declines below the cost of production at the Company’s operations, for a prolonged period of time, it may not be economically feasible to continue production.

The Company’s revenues from the production and sale of gold are denominated in U.S. dollars. However, the Company’s operating expenses are primarily incurred in Canadian dollars and its liabilities are primarily denominated in Canadian dollars. The results of the Company’s operations are subject to currency risks. The operating results and financial position of the Company are reported in Canadian dollars in the Company’s consolidated financial statements.

To mitigate the effects of price fluctuations in revenue, the Company may enter into derivative instrument transactions, from time to time, in respect of the price of gold and foreign exchange rates. Such transactions can expose the Company to credit, liquidity and interest rate risk.

The following have been the Company’s hedge positions over the past three years:

At December 31, 2013, the Company did not have any derivative instruments outstanding.

At December 31, 2012, the Company did not have any derivative instruments outstanding.

At December 31, 2011, the Company did not have any derivative instruments outstanding.

F.	Tabular Disclosure of Contractual Obligations

The Company’s contractual and other obligations as at December 31, 2013 are summarized as follows:

Schedule of Payments / Commitments due by Period
	Total	Less than 1 year	2-3 Years	4-5 Years	More than 5 years
Contractual Obligation

Demand loans	2,950	2,497	453	-	-
Interest on demand loans	85	82	3	-	-
Revolving loan	5,000	5,000	-	-	-
Interest on revolving loan	40	40	-	-	-
Capital lease obligations	291	291	-	-	-
Interest on capital leases	2	2	-	-	-
Office lease	74	74	-	-	-
Term loan	25,000	2,400	7,200	15,400	-
Interest on term loan	8,023	2,430	3,830	1,763	-
	41,465	12,816	11,486	17,163	-

During 2013 (and subsequent to December 31, 2013), the Company continued updating its decommissioning and reclamation plans. As filed with the Government of Saskatchewan’s Ministry of Environment (the “Ministry of Environment”), the Company estimated in its 2013 Mine Closure Plan the closure costs at the cessation of mining at its Seabee Mine at $6.1million. Actual costs of completing the reclamation of the mine site may be higher than those estimated. The Company has issued letters of credit in favor of the Ministry of Environment in the amount of $1.6 million in support of its obligations. The letters of credit are secured by investment certificates. The Company has received approval to incrementally fund its remaining closure cost obligations over the next five years as follows: 2014 - $0.5 million; 2015 - $0.5 million; 2016 - $1.0 million; 2017 - $1.0 million; and 2018 - $1.5 million.

G.	Safe Harbor

The safe harbor provided in Section 27A of the Securities Act and Section 21E of the Exchange Act applies to forward looking information provided pursuant to Item 5.E and F above.

Item 6. Directors, Senior Management and Employees

A.	Directors and Senior Management

The names, municipality of residence, positions with the Company and principal business activities outside the Company of the directors and executive officers of the Company as at April 30, 2014 are set forth below:

Name and Municipality of Residence	Positions Held	Director/Officer Since	Principal Occupation

Ted J. Nieman, Q.C. (1)(3) Saskatoon, SK	Director, Chairman of the Board	2007	Senior Vice President, Canpotex Limited

Mike Sylvestre, M.Sc., P. Eng., ICD.D.(2)(4)(5) Port Hope, ON	Director, President and Chief Executive Officer	2011	President and CEO of Castle Resources Ltd.

Ronald J. Hicks, C.A.(1)(2)(3) Saskatoon, SK	Director	2006	Chartered Accountant

J. Robert Kowalishin, P. Eng.(1)(4)(5) Saskatoon, SK	Director	2007	Business Person

Ray A. McKay(2)(4)(5) Saskatoon, SK	Director	2007	Business Person

Rita M. Mirwald, C.M.(2)(3)(4) Saskatoon, SK	Director	2011	Business Person

Brian Booth, P.Geo.(1)(4)(5) West Vancouver, BC	Director	2012	President and CEO of Pembrook Mining Corp.

Rick Johnson, C.A. Saskatoon, SK	Chief Financial Officer	2004	Chief Financial Officer of Claude

Brian Skanderbeg, P.Geo. Saskatoon, SK	Senior Vice President, Chief Operating Officer	2008	Chief Operating Officer of Claude

Note:	(1)	Member of the Audit Committee.
(2)	Member of the Human Resources & Compensation Committee.

(3)	Member of the Nominating & Corporate Governance Committee.
(4)	Member of the Safety, Health & Environmental (SHE) Committee.
(5)	Member of the Reserves Committee.

All of the directors and executive officers of Claude have been engaged for more than five years in their present principal occupations, office or executive positions except for: Mr. Nieman who became Chairman on March 1, 2011; Ms. Mirwald, who from 1997 to 2009 was Senior Vice President, Corporate Services of Cameco Corporation and was appointed to the Board January 1, 2011; Mr. Sylvestre, who was CEO of Vale Inco New Caledonia from July 2008 to October 2010, COO of Linear Gold Corp. from October 2009 to July 2010, President of Castle Resources Ltd. (“Castle”) since July, 2010, COO of Castle from July 2010 to July, 2011 and CEO of Castle from July, 2011 to present; Mr. Brian Booth who was President and CEO of Pembrook Mining Corp. from March 2008 to present; Mr. Skanderbeg who was VP Exploration from April 2008 to September 2012 and Senior Vice President & COO from September 2012 to present; and, Mr. Longo who was Manager, Mine Projects of Areva Resources Canada from September 2007 to October 2011, Manager, Capital Projects of Claude from November 2011 to March 2012 and Vice President, Operations from April 2012 to present.

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

Executive officers are recommended by the Chief Executive Officer and approved by the Board of Directors to serve until terminated by the Board of Directors or until their successors are appointed.

Effective March 31, 2014, the Company’s president and CEO, Neil McMillan, retired as an officer and director. Directors and officers of the Company, as a group, beneficially own, directly or indirectly, or exercise control or direction over 423,645 of the common shares outstanding at December 31, 2013, being less than one percent of the issued and outstanding common shares of the Company.

Principal Occupation

Ted J. Nieman, Q.C., joined the Board of Directors of Claude Resources Inc. in 2007. He began his career with the law firm of Estey, Robertson, Muzyka, Beaumont, Barton & Bell in Saskatoon, Saskatchewan, Canada in 1973.  In 1993, Mr. Nieman joined Canpotex Limited (“Canpotex”), the offshore marketing company for the Saskatchewan potash producers, Agrium, Mosaic and Potash Corporation as General Counsel and Corporate Secretary.  In 1995, he was appointed Vice President and in 2001 he was appointed Senior Vice President.  He is a current member of the Canpotex Executive Management Group, and is a member of the board of directors of all Canpotex subsidiaries and affiliates. In 2012, Mr. Nieman was honored with a Queen’s Counsel (Q.C.) designation in the province of Saskatchewan. Ted became a director of the Corporation in 2007 and was appointed Chair in 2011.

Ronald J. Hicks, C.A., joined the Board of Directors Claude Resources Inc. in 2006. He is a member of the Institute of Chartered Accountants of Saskatchewan (“ICAS”).  He joined Deloitte & Touche LLP in 1959 and was admitted to partnership in 1977 until his retirement in August 2000. In 2004, Mr. Hicks received the Distinguished Community Service Award from ICAS.  He is currently a Director Emeritus, Ducks Unlimited Canada. In 2013, Mr. Hicks was awarded the Queen Elizabeth II Diamond Jubilee medal for his contributions to conservation and his work with Ducks Unlimited Canada. In his career, he has served as director with Dickenson Mines Limited, KamKotia Mines Limited, Saskatchewan Government Insurance and Prairie Malt Limited.  Mr. Hicks served as Chairman of the Saskatchewan Roughrider Football Club (Saskatoon Committee), Ducks Unlimited (Saskatoon Committee), ICAS Public Practice Review and Appraisal Committee and Admissions Committee.

J. Robert Kowalishin, P.Eng., joined the Board of Directors of Claude Resources Board in 2007. He held a number of senior positions with the Trane Company, a division of American Standard, over the course of his forty-two year career with the company. Following more than two decades as the Trane franchise owner in Saskatoon, Mr. Kowalishin was appointed regional manager for Canada and the north-eastern United States. Upon retiring, he became a consultant and adviser to the Trane Company’s Leadership Development Program.

Ray A. McKay joined the Board of Directors of Claude Resources Inc. in 2007. He began his career in Alberta as an educator in 1968, retiring as a principal in 1979. He then became the Executive Director for Saskatchewan Education, Training and Employment, Northern Education Services Branch in La Ronge, SK and in 1996 he became the Deputy Minister for the Government of Saskatchewan, Northern Affairs. He recently retired as the Chief Executive Officer (“CEO”) for Kitsaki Management Limited Partnership. Mr. McKay received numerous awards including the Educational Development Award, Keewatin Career Development Corporation, in recognition of “Dedication to the Development of Education and Training for the people of northern Saskatchewan”; the Bill Hansen Award, Interprovincial Association on Native Employment Inc. (I.A.N.E.), in recognition of “Outstanding Contribution to the Employment of Aboriginal People”; and the Commemorative Medal for the 125th Anniversary of Canadian Confederation, Government of Canada, for significant contribution to Canada, community and fellow Canadians.

Rita Mirwald, C.M., joined the Board of Directors of Claude Resources Inc. in 2011. She retired from her role as Senior Vice President, Corporate Services at Cameco Corporation which she held since 1995. In this role she was responsible for brand and image development, communications, investor relations, human resources, and government and community liaison. She also played a leading role in the execution of Cameco’s training, employment and community investment programs for First Nations and Metis people of northern Saskatchewan. In July 2010, Ms. Mirwald was appointed as a member of the Order of Canada. Ms. Mirwald has a Bachelor of Arts degree and a Diploma of Education from University of Saskatchewan, a Master of Arts from University of Oregon and has completed the executive program at Queen’s University. She is past Chair of the Saskatchewan Institute of Public Policy and the Global Strategies Committee of the World Nuclear Association.

Mike Sylvestre, P.Eng., ICD.D., joined the Board of Directors Inc. in 2011. Effective April 1, 2014, Mike Sylvestre, a Director of Claude, assumed the role of President and Chief Executive Officer effective April 1, 2014 on an interim basis while the search for a permanent candidate is ongoing. Mr. Sylvestre is currently the President and Chief Executive Officer for Castle Resources Inc., an exploration and mine development company based in Toronto, Canada. Mr. Sylvestre is currently the President and CEO for Castle Resources Inc. Castle Resources is an exploration and mine development company based in Toronto, Canada. Mr. Sylvestre holds an M.Sc. and a B.Sc. in Mining Engineering from McGill University and Queen’s University, respectively. He is also a member of the Professional Engineers of Ontario and the Canadian Institute of Mining. For most of his career, Mr. Sylvestre worked at Inco Ltd. where he most recently held senior management positions domestically and internationally. Most notably, he was the CEO of Vale Inco, New Caledonia, President Vale Inco, Manitoba Operations and Vice President of Operations PT Inco, Indonesia. Mr. Sylvestre also serves on the Boards of Castle Resources Inc., James Bay Resources and Wellgreen Platinum (formerly Prophecy Platinum Corp.) and brings over 35 years of mining experience to the Corporation. Michel became a director of the Corporation in 2011.

Brian Booth, P. Geo., joined the Board of Directors of Claude Resources Inc. in 2012. currently serves as the President and CEO of Pembrook Mining Corp., an exploration company based in Vancouver, BC, Canada. Mr. Booth holds a B.Sc in Geology from McGill University and is also a member of the Professional Geoscientists of Ontario. Mr. Booth began his career as a Geologist on the Casa Berardi gold discoveries in Quebec. He opened Inco's exploration office in Val d'Or, Quebec and is credited with the discovery of the Douay West gold deposit in 1990 and was subsequently appointed to the board of Societe D'Exploration Miniere Vior Inc. In 1994, as Inco's Manager Exploration, Eastern North America, he conducted the preliminary assessment of the Voisey's Bay Ni-Cu-Co discovery . He later relocated to Indonesia to manage Inco's exploration office in Jakarta during which time he was involved, through a joint venture with Highlands Gold, in the discovery of the Beutong copper porphyry in Sumatra. Mr. Booth served as the CEO and President of Lake Shore Gold Corp. and later as a Director. Mr. Booth who serves on the Boards of Pembrook Mining Corp., and Northern Superior Resources Inc. brings more than 30 years experience in mineral exploration throughout Canada, Europe and southeast Asia.

Brian Skanderbeg, P. Geo., joined Claude Resources as Exploration Manager in April 2007 and was appointed Vice President of Exploration in 2008. In September 2012 he was appointed Senior Vice President and Chief Operating Officer. Mr. Skanderbeg previously worked for Goldcorp, INCO and Helio Resources, holding positions in both exploration and operations. He holds a B.Sc. from the University of Manitoba, an M.Sc. from Rhodes University, South Africa and brings extensive experience in orogenic gold systems.

Rick Johnson, C.A., is the Chief Financial Officer and Vice President of Finance since 2004. Prior to that he was the Controller since 1996. Mr. Johnson holds a Bachelor of Commerce degree from the University of Saskatchewan and is a member of the Canadian Institute of Chartered Accountants.

B.	Compensation

Compensation to Directors

Compensation Philosophy and Objectives:

The philosophy and benchmarking with respect to director compensation is the same as for executive compensation. The director compensation program is designed to attract and retain highly qualified individuals with the capability to meet the demanding responsibilities of Board members. The Human Resources & Compensation Committee (sometimes referred to in this section as the “Committee”) believes that the combination of share ownership guidelines plus the greater emphasis on the equity component of director compensation as well as the requirement for directors to retain all Deferred Share Units (“DSUs”) until retirement effectively aligns the interests of directors with those of its shareholders. The Committee believes that the director compensation program provides for competitive and reasonable compensation levels.

The Board follows a formal performance assessment process to ensure director effectiveness and encourage director engagement.

Review and Assessment:

The Human Resources & Compensation Committee reviews director compensation once a year and recommends updates to the Board for approval when considered appropriate or necessary to recognize the workload, time commitment and responsibility of Board and committee members.

In December 2012 the Board engaged Mercer to update their independent review of director compensation using the same comparator companies referenced in the discussion of executive compensation. Based on the benchmarking study, Mercer recommended no change to the existing director compensation structure for 2013. However, given the share price performance, the Committee recommended, and the Board approved, a $25,000 reduction to the equity component of total direct compensation. In addition, for 2013, the Board approved a recommendation from the Committee that all of the directors’ equity compensation would be awarded in the form of DSUs.

Director Compensation for 2013:

Annual Retainer: Chair of the Board - $40,000;
Chair of the Audit Committee - $32,500;
Chair of the SHE Committee - $27,500;
Chair of HRC Committee - $27,500;
Chair of NCG Committee - $25,000;
Chair of Reserves Committee - $25,000; and

Director - $20,000.

Attendance fees: $1,000 for each Board meeting;
$1,000 for each Committee meeting, other than the Audit Committee; and
$1,500 for each Audit Committee meeting.

Equity Compensation:	Up to $62,500 fully-vested common share stock options; and
$62,500 fully-vested DSUs, or combination thereof. Both stock options and DSUs are to be granted to each director as of January 1 of each year.

In 2013, the Committee recommended and the board approved a reduction of $25,000, to $100,000 in the equity component of director compensation – all of which are to be delivered in the form of DSUs.

Directors are reimbursed for certain travel and other expenses incurred in attending meetings and the performance of their duties.

Deferred Share Unit Plan:

Effective January 1, 2012, the Board implemented a Deferred Share Unit Plan (“DSUP”) for the Company’s non-executive directors. Unless otherwise approved by the Board, each director is required to receive at least 50 percent of their equity compensation in the form of DSUs.

The purpose of the DSUP is to enhance the Company’s ability to attract and retain talented individuals to serve as directors and to promote a greater alignment of interests between directors and shareholders of the Company by linking a portion of annual director compensation to the future value of the Company’s common shares.

DSUs are only redeemable once a director ceases to serve as a director, at which point they are paid out in cash. The value of the DSU at the time it is granted or redeemed for cash is calculated as the volume weighted average trading price of the common shares on the TSX on the last 20 trading days prior to the grant or redemption.

DSUs credited to a director are counted as common shares when determining whether a director has met minimum share ownership guidelines.

Share Ownership Guidelines:

Directors were required to hold at least 80,000 common shares or DSUs within five years of joining the Board. The Board believes this contributes to the goal of aligning the interests of directors with those of shareholders. In 2014, the Committee recommended and the Board approved increasing director share ownership requirements as follows:

Chair: 3 times annual retainer; and,

Director: 2 times annual retainer.

Further, each director should achieve this level of ownership within four years of joining the board.

Compensation Details

The following table provides a detailed breakdown of the fees earned, before withholdings, by non-employee directors for the year ended December 31, 2013. Annual and committee retainers are paid quarterly.

	Fee Breakdown						Allocation of total Fees
	Board Retainer
Name	Equity Component ($)	Cash Component ($)	Board/ Committee Chair retainer ($)	Board attendance fees ($)	Committee attendance fees ($)	Total fees earned ($)	In cash ($)	In equity ($)

Ted J. Nieman (Age 63)	100,000	20,000	25,000	13,000	18,500	176,500	76,500	100,000

Ronald J. Hicks (Age 73)	100,000	20,000	12,500	13,000	12,500	158,000	58,000	100,000

J. Robert Kowalishin (Age 74)	100,000	20,000	7,500	13,000	13,500	154,000	54,000	100,000

Ray A. McKay (Age 73)	100,000	20,000	-	12,000	9,000	141,000	41,000	100,000

Rita M. Mirwald (Age 71)	100,000	20,000	7,500	12,000	9,000	148,500	48,500	100,000

Mike Sylvestre (Age 58)	100,000	20,000	5,000	13,000	9,000	147,000	47,000	100,000

Brian Booth (Age 54)	100,000	20,000	-	10,000	12,000	142,000	42,000	100,000

Outstanding Option and Share-Based Awards

The following table shows all option and share-based awards outstanding at December 31, 2013 that were granted to non-executive directors. The value of unexercised in-the-money options at December 31, 2013, is the difference between the exercise price of the options and the fair market value of the Company’s common shares at year end, which was $0.14.

	Option-Based Awards				Share-Based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options ($)	Number of units of shares that have not vested (#)	Market or payout value of share- based awards ($)	Market or payout value of vested share based awards ($)
Ted J. Nieman	60,000	1.59	Jan 8, 2017	-	-
	10,000	1.39	Jan 1, 2018	-	-
	10,000	0.50	Jan 5, 2019	-	-
	10,000	1.24	Jan 1, 2020	-	-
	10,000	1.03	Feb 26, 2020	-	-
	20,000	2.20	Jan 1, 2021	-	-
	70,717	1.36	Jan 1, 2019	-	-
						31,571	31,571
Totals	190,717			-	-	31,571	31,571
Ronald J. Hicks	10,000	1.75	May 9, 2016	-	-
	60,000	1.72	Jan 1, 2017	-	-
	10,000	1.39	Jan 1, 2018	-	-
	10,000	0.50	Jan 5, 2019	-	-
	10,000	1.24	Jan 1, 2020	-	-
	10,000	1.03	Feb 26, 2020	-	-
	20,000	2.20	Jan 1, 2021	-	-
	70,717	1.36	Jan 1, 2019	-	-
						31,571	31,571
Totals	200,717			-	-	31,571	31,571
J.Robert Kowalishin	60,000	1.86	Mar 20, 2017	-	-
	10,000	1.39	Jan 1, 2018	-	-
	10,000	0.50	Jan 5, 2019	-	-
	10,000	1.24	Jan 1, 2020	-	-
	10,000	1.03	Feb 26, 2020	-	-
	20,000	2.20	Jan 1, 2021	-	-
	70,717	1.36	Jan 1, 2019	-	-
						31,571	31,571
Totals	190,717			-	-	31,571	31,571
Ray A. McKay	60,000	1.76	May 8, 2017	-	-
	10,000	1.39	Jan 1, 2018	-	-
	10,000	1.24	Jan 1, 2020	-	-
	20,000	2.20	Jan 21, 2021	-	-
	70,717	1.36	Jan 1, 2019	-	-
						31,571	31,571
Totals	170,717			-	-	31,571	31,571
Rita M. Mirwald	20,000	2.20	Jan 1, 2021	-	-
	70,717	1.36	Jan 1, 2019	-	-
						31,571	31,571
Totals	90,717			-	-	31,571	31,571
Mike Sylvestre	20,000	1.75	June 20, 2021	-	-
	70,717	1.36	Jan 1, 2019	-	-
						31,571	31,571
Totals	90,717			-	-	31,571	31,571
Brian R. Booth	71,239	1.06	April 3, 2019	-	-
						31,785	31,785
Totals	71,239			-	-	31,785	31,785

The following table provides information regarding the share value vested or earned for each non-executive director during the year ended December 31, 2013.

	Value Vested or Earned During the Year
Name	Option-based awards – Value Vested during the year ($)	Share-based awards – Value Vested during the year ($)	Non-equity incentive plan Compensation – Value earned during the year ($)
(a)	(b)	(c)	(d)
Ted J. Nieman	-	100,000	-
Ronald J. Hicks	-	100,000	-
J. Robert Kowalishin	-	100,000	-
Ray A. McKay	-	100,000	-
Rita M. Mirwald	-	100,000	-
Mike Sylvestre	-	100,000	-
Brian Booth	-	100,000	-

Director Compensation for 2014

In December 2013 the Board reviewed an internal benchmarking analysis of director compensation using the same comparator companies referenced in the discussion of executive compensation.

Based on this benchmarking study, the Committee believes director compensation levels were reasonable. However, given the share-price performance, the Board approved the Committee recommendation to reduce the equity component of total direct compensation by $25,000. Further, the Board approved a recommendation from the Committee that all of the directors’ equity compensation would continue to be awarded in the form of DSUs. The Committee believes the use of DSUs better links director interests with those of the Company’s shareholders (see “Chair Realizable Pay Analysis” below).

Chair Realizable Pay Analysis

As with executive compensation, the Committee focuses on total director compensation (retainer, meeting fees and the total grant date value of stock options or DSUs granted for that fiscal year) in structuring the director compensation program. In addition to reviewing total director compensation, the Committee also believes that it is important to review and assess “realizable” compensation. Realizable compensation approximates the directors’ “actual pay” and is comprised of retainer, meeting fees and the change in intrinsic value of exercisable options or DSUs. As shown in the chart below, based upon a combination of actual stock price performance, the realizable compensation of the Company’s chair for 2013 was meaningfully lower than the values reported in the Compensation detail above.

Director Equity Compensation Hedging

Pursuant to the Company’s policy, directors are not permitted to engage in short selling in shares or purchase financial instruments (including, for greater certainty, puts, options, calls, prepaid variable formal contracts, equity swaps, collars or units of exchange funds) that are designed to hedge or offset a change in the market value of common shares or other securities held by a director.

Compensation to Executive Officers

The compensation paid to the executive officers and incentive options granted are detailed in the Management Information Circular of the Company under the section entitled “Report on Executive Compensation” prepared for the 2014 annual general meeting, which is an exhibit to this report and incorporated herein by reference.

The Company’s executive compensation practices and programs support our strategic growth and operational excellence goals, which are focused on increasing shareholder value. Compensation is aligned with our risk management processes to ensure there is an appropriate balance between risk and reward. The program is also designed to attract, engage and retain talented executives who have the capability to manage the Company’s assets in order to build and sustain shareholder value.

Our philosophy is to compensate executives with:

•	compensation levels and opportunities that are sufficiently competitive to facilitate recruitment and retention of executives, while being fair and reasonable to shareholders;
•	compensation programs that reinforce the Company’s business strategy by rewarding the achievement of key metrics and operational performance objectives, both annual and long-term;
•	compensation that is responsive to the commodity-based cyclical business environment by emphasizing operational performance measures over performance measures that are more directly influenced by gold prices;
•	compensation programs that align executives' long-term financial interests with those of the Company's shareholders by emphasizing incentives in the long-term;
•	compensation programs that support the management of risk and ensure management's plans are focused on generating shareholder value within a risk controlled environment; and
•	compensation that is transparent so that both executives and shareholders understand the executive compensation program (e.g., how the program works, the goals it seeks to promote and the compensation levels and opportunities provided).

At-Risk Pay

In determining the appropriate compensation mix, consideration is given to the proportion of pay that should be at risk, based on the executive’s ability to affect the Company’s results, as well as the compensation mix for similar positions in the Company’s comparator group. Generally, the more senior the position, the greater the officer’s total compensation is “at-risk”. The Human Resources & Compensation Committee (referred to in this section as the “Committee”) generally sought to balance the Named Executive Officer (“NEO”) target compensation components at 20 to 22% short-term cash compensation and 30 to 45% long-term equity compensation in the form of stock options or Restricted Share Units (see Amendments to Long-Term Incentive Program on page 37). If the NEO’s or the Company’s performance is poor, the value of “at-risk” compensation will decrease and conversely, if the NEO’s or Company’s performance is strong, the value of “at-risk” compensation will increase.

The following charts outline the Company’s targeted current mix of fixed and at-risk pay within the Company’s executive compensation plan:

(1)	For the President and CEO, individual performance and corporate performance is weighted at 25% and 75%, respectively.
(2)	For the Senior Vice President & Chief Operating Officer individual performance and corporate performance is weighted at 30% and 70%, respectively.
(3)	For Other NEOs, individual performance and corporate performance is weighted at 35% and 65%, respectively.

Benchmarking

The Committee believes that it is appropriate to establish compensation levels based in part on benchmarking against similar companies, both in terms of compensation practices as well as levels of compensation. In this way, the Company can gauge if its compensation is competitive in the marketplace for its talent, as well as ensure that the Company’s compensation is reasonable. When making compensation decisions the Committee may target at or near median levels of the comparator group when setting compensation levels.

Accordingly, the Committee reviews compensation levels for the NEOs against compensation levels of the comparator companies. Annually, the Committee reviews information regarding compensation programs and compensation levels among the comparator companies. The comparator group is gold mining specific, is comprised of organizations that are similar to the Company in terms of scope and complexity and what the Committee believes represents the market for executive talent.

The following table sets out the comparator group used for the year ended December 31, 2013:

Kirkland Lake Gold	Premier Gold Mines Limited
Rainy River Resources Ltd.	Brigus Gold Corp.
Elgin Mining Inc.	Richmont Mines Inc.
Wesdome Gold Mines	Rubicon Minerals Corporation
Veris Gold Corp.	San Gold Corporation
Lake Shore Gold Corp.	St. Andrews Goldfields Ltd.

The criteria for choosing the comparator group were as follows:

i)	companies operating in the gold sector, based in Canada, and with operations primarily in Canada;
ii)	companies of comparable complexity and size – as measured in terms of, revenues, market capitalization, enterprise value and total assets; and
iii)	companies that are either in the exploration stage only or are also in production with a comparable number of producing properties.

The Company ranked, as compared to the comparator group, near the 30th percentile in relation to total assets; in the 25th to 50th percentile for revenues; and, near or below the 25th percentile for both market capitalization and enterprise value.

Managing Compensation Risks

While the mining business, by its nature, has inherent risks, the Company has designed and structured its corporate and compensation policies and programs to limit risk. When considering the potential risks facing the Company, it is important to recognize that many of the factors that influence the organization’s performance (e.g., commodity prices and foreign exchange) are outside of the direct control of Management and therefore are not subject to potential manipulation for financial gain. Given the oversight procedures and the key risk mitigation features of the Company’s compensation programs described below, the Committee believes that it would be difficult for anyone in Management acting alone, or acting as a group, to make “self-interest” decisions for immediate short-term gains that could have a material impact on the organization’s financial or share price performance.

Oversight Procedures

As part of its corporate governance, the Board has overseen Management’s development of the Company’s Enterprise Risk Management Program (“ERMP”). ERMP includes an entity-wide approach to risk identification, assessment, monitoring and management. Also, in the normal course of business, the Company has financial controls that provide limits in areas such as capital and operating expenditures, divestiture decisions and gold and foreign currency trading transactions. These financial controls mitigate inappropriate risk taking that could affect compensation.

Key Risk Mitigating Features

The Company’s compensation program has the following key features to mitigate risk:

i)	Total direct compensation for executives provides an appropriate balance between base salary and variable, or at-risk, performance-based compensation. For our NEO's, emphasis is spread across short and long-term programs to balance short-term performance and sustained long-term profitable growth;
ii)	The Company’s total compensation for each NEO is regularly benchmarked against a peer group of companies of similar size and scope, as approved by the Committee. This ensures that compensation is competitive with peers and aligned with the Company’s compensation philosophy;
iii)	Short-term incentive pay is earned through a balanced, diversified mix of performance measures. The performance measures include operational, exploration and financial goals. The goals, results and payouts are reviewed and stress-tested by the Committee. This balanced approach discourages the unintended consequence of encouraging a singular focus at the expense of other key factors (e.g., profitable growth versus safety);
iv)	Stock options currently vest over three to five years and have a seven to ten year term. This incentive component reinforces longer term rewards and mitigates the risk of too much emphasis on short-term goals at the expense of sustainable performance;
v)	Maximum incentive earned is currently capped at 2 times target. This helps to mitigate excessive risk taking; and
vi)	The Committee and the Board provide strong oversight of the management of the Company’s compensation programs. The Committee has discretion in assessing performance under executive compensation programs to adjust metrics or the payouts, based on results and events, and has used this discretion to adjust payouts.

Based on the above, the Committee believes that the Company’s compensation programs do not encourage excessive risk taking that is reasonably likely to have a material adverse effect on the Company.

Incentive Clawback

The NEOs have agreed to have their annual incentive clawed back (recouped) if the financial statements are restated subsequent to any bonus being paid due to fraud or the misappropriation of funds or other illegal behaviour of the NEO.

Compensation Governance

Human Resources & Compensation Committee

The central role of the Committee is to provide competitive cash compensation and equity incentives that are designed to encourage NEOs to make sound long-term decisions that will ultimately contribute to the delivery of shareholder value. The capabilities, powers and operation of the Committee include assisting the Board annually by:

•	reviewing program design and NEO total direct compensation levels of the Company’s comparator group to ensure that compensation programs remain market competitive;
•	reviewing and approving the overall corporate goals and objectives of the Company relevant to compensation of the CEO, and ensuring that the overall goals and objectives of the Company are supported by appropriate executive compensation philosophy and programs;
•	evaluating the performance of the CEO against approved goals and criteria, and recommending to the Board the total compensation for the CEO in light of the evaluation of the CEO's performance;
•	reviewing in-depth the CEO and President's evaluation of the other NEOs' performance and recommendations for total compensation of these senior executives;
•	reviewing the succession planning process and results for NEOs; and
•	reviewing executive compensation disclosure and recommending it to the Board for approval before Claude publicly discloses this information.

All Committee members are independent directors. The Committee is comprised of the following members: Rita Mirwald (Chair), Ray A. McKay, Ronald J. Hicks C.A., Mike Sylvestre, P.Eng., ICD.D., Ted J. Nieman, Q.C. (Ex-Officio).

The Committee members have experience in top leadership roles, strong knowledge of the mining industry, and a mix of functional experience and competency from operations and strategy to human resources, legal and public relations. This background provides the Committee with the collective experience, skills and qualities to effectively support the Board in carrying out their mandate.

Executive Compensation Consultants

The Committee first retained Mercer in 2011 to provide director and executive compensation advice to help discharge its mandate.

The Committee has received information and recommendations from Mercer in the following areas:

•	development of compensation programs and practices for directors and executives;
•	updates on best practices and trends related to director and executive compensation;
•	reviewing compensation-related materials and highlighting potential issues, including unintended consequences; and
•	custom survey work benchmarking the Company’s compensation in the marketplace.

However, the decisions made by the Committee may reflect factors and considerations other than the information provided or recommendations made by our compensation consultant. During 2013, Mercer met with the Committee Chair and attended relevant sections of Committee meetings, as necessary.

Executive Compensation-Related Fees

Compensation-related fees paid by Claude in 2013 and 2012 to its compensation consultants are provided in the table below:

Compensation Consultant	2013 Fees	2012 Fees

Mercer (Canada) Limited	10,983	$56,744

All Other Fees

In addition to the fees disclosed above, Mercer assisted the Company in certain matters related to benefits, including, but not limited to, actuarial services. Total fees payable to Mercer for the foregoing services were $58,602 in 2013 and $45,593 in 2012. These amounts included all fees payable to Mercer by the Company not included under executive compensation-related fees in 2013 and 2012, respectively.

The Committee approves all director and executive compensation-related fees paid to its consultants. Notwithstanding Mercer’s services relating to the Company’s benefit programs, the Committee is required to pre-approve all services provided by Mercer that do not relate to executive compensation-related services.

Components of Executive Compensation:

The components of executive compensation are described in the table below:

Compensation element	How it is paid	What it is designed to reward
Base salary	Cash	•	Rewards skills, capabilities, knowledge and experience, reflecting the level of responsibility, as well as the contribution expected from each executive. Base salaries are used as the base to determine other elements of compensation and benefits.

Short-term Incentive	Cash	•	Rewards contribution to both personal performance and the Company’s overall performance.
		•	Rewards for results within the current fiscal year.
		•	Payouts, made following the end of the year, are based on how the executive and Company performed against established objectives.

Long-term Incentive	Stock Options	•	Upon appointment, NEOs will receive up to 200,000 options for both recruitment and retention.
		•	Rewards contribution to the long-term performance of the Company and demonstrated potential for future contribution.
		•	Aligns with long-term Company performance and provides added incentive for executives to sustainably enhance shareholder value.

Base Salary

Base salaries are fixed compensation and not subject to uncertainty or share price performance, which therefore does not encourage NEOs to focus exclusively on share price performance to the detriment of other critical business metrics.

An individual NEO’s base salary is targeted at the 50th percentile of the comparator group, depending on the Committee’s subjective assessment of the individual NEO’s experience, recent and long-term performance, expected future contributions, retention concerns and the recommendation of the CEO. The CEO does not make a recommendation with respect to his own salary or any other component of his overall compensation.

A consideration in establishing base salary for the NEOs is the evaluation of market comparables for similar positions. However, individual salaries could vary according to the particular responsibilities related to the position, the experience level of the executive officer and overall performance.

In 2013, the Committee reviewed an analysis of the compensation levels among the comparator group and considering the Company’s performance, the performance of each of the NEOs, changes in duties and responsibilities and the base salary of the NEOs relative to the median of the comparator group, the Board concluded, on recommendation of the Committee, that certain adjustments to 2013 salaries were required.

The 2013 and 2012 base salaries for the NEOs are set forth in the table below:

Name and Position	2013 Base Salary (% increase)	2012 Base Salary
A. Neil McMillan	$341,550	$341,550
President & CEO	(0.0)%
Brian Skanderbeg(1)	$260,000	$252,064
Senior Vice President & Chief Operating Officer	(3.1)%
Richard Johnson	$250,000	$229,149
Vice President Finance & Chief Financial Officer	(9.1)%
Peter Longo(2)	$215,000	$200,000
Former Vice President Mining Operations	(7.5)%

(1) Commensurate with his appointment to Senior Vice President & Chief Operating Officer, Mr. Skanderbeg’s base salary was increased effective September 1, 2012.

(2) Mr. Longo was appointed as Vice President, Operations effective April 1, 2012. Mr. Longo left the Company on April 17, 2014 to pursue other interests.

As a result of the decline in gold price during 2013 the Company initiated a corporate wide cash flow optimization plan with the objective to rationalize expenditures, wherever possible. The CEO voluntarily adopted a “leave without pay” strategy which resulted in a $57,799 or 17% reduction in his salary to $281,124. Further, the Senior Vice President & Chief Operating Officer deferred his 2013 base salary increase until January 1, 2014.

Base Salary in 2014

The Committee considered the compensation levels of the comparator group to help determine base salaries, but also considered individual performance, tenure and experience, the overall corporate performance, any retention concerns, and individual historical compensation. Based on the above analysis, the Committee recommended no adjustment to the base salaries of the NEOs for 2014.

The current base salary structure for NEOs will remain below the median of the comparator group.

The Committee is satisfied that the Company’s current executive compensation policy and level of compensation with respect to base salary reflect competitive market practices and satisfies the goal of attracting and retaining key talent.

Short-term Incentive

Short-term incentive compensation is based on annual results. The short-term incentive ensures that a significant portion of an executive’s compensation varies with actual results in a given year, while providing financial incentives to executives to achieve short-term financial, operational and strategic objectives. This element of total compensation is developed based on market data and ensures the Company remains competitive within its industry. Individual NEO bonuses are targeted at the 50th percentile of the comparator group. Each NEO has a target and specific objectives that they work towards each year, as described below. Two factors are considered when determining bonuses for NEOs. The first is the corporate performance against a specific set of performance criteria and the second is the individual performance of each NEO. Cash bonuses may then be awarded and are calculated based on reaching the corporate targets and individual performance objectives.

Annual performance-based cash incentive awards to the executive are recommended by the CEO of the Company and reviewed by the Committee. All awards, other than the CEO’s, are based on the recommendation of the CEO and are at the discretion of the Committee. The CEO does not make a recommendation to the Committee with respect to his own annual performance-based cash incentive award. The annual performance-based cash incentive award for the CEO is based on the recommendation of the Committee.

Incentive payments are awarded to NEOs after taking into account corporate performance and individual performance as follows:

Short-Term Incentives
Name	Corporate Performance as a Percentage of Base Salary A	Personal Performance as a Percentage of Base Salary B	Total as a Percentage of Base Salary A + B
A.Neil McMillan	45%	15%	60%
Brian Skanderbeg	35%	15%	50%
Richard Johnson	26%	14%	40%
Peter Longo	26%	14%	40%

The Company’s short-term incentive program is based on both objectively and subjectively defined criteria and both the corporate and personal performance components of the bonus are capped at two times the target where both the corporate and personal performance objectives are exceeded. This is intended to prevent excessive payouts and to act as a disincentive against imprudent risk-taking.

Short-term incentives (at target) generally represent approximately 20 percent of the NEOs’ total direct compensation and are weighted between individual and corporate performance. The targets are based on realistic performance expectations within acceptable risk parameters, which allows this element of compensation to achieve an appropriate balance between the achievement of annual objectives and long-term value creation. Actual performance is measured against targets with a full qualitative assessment of how the results were achieved. The Committee is satisfied that the Company’s current NEO compensation program and levels of compensation, subject to the Committee's discretion discussed below, with respect to the annual performance-based cash incentive is aligned with the Company’s performance and reflect competitive market practices. The Committee is confident that the program does not encourage risk taking while allowing the Company to attract, retain and motivate executives to add shareholder value.

Measuring Corporate Performance:

In 2013, Corporate performance was determined as a percentage, weighted by:

•	50% Objective Performance Measures:

o	15% Safety, Health & Environment
o	30% Mine Operating Performance
o	5% Relative Total Shareholder Return

•	50% Specific Annual Objectives and Other Strategic Initiatives:

o	Liquidity & financing - a minimum of $10.0 million available at end of 2013;
o	Santoy Gap project advancement
▪	Prefeasibility study completed (end of Q2);
o	Successful implementation of the Management Operating System (Jamieson)

▪	Achieve the following target metrics:

- Seabee production: 515 tpd; and

- Seabee development: 6 metres/day;

o	Madsen scoping study completed (Q2);
o	Amisk preliminary economic assessment completed (Q2);
o	Inventory Management System
▪	Q2 2013, PR/PO Module functional; and
▪	Q3 2013, Inventory Control Module populated (significant functional areas);
o	Incorporate Environment information into SHEMS Program
▪	Major components implemented in Q2
▪	100% compliance in Q3;
o	Assessing capital efficiency – major capital projects, including mine development, are measured against budgeted costs and timelines. The Audit Committee will also provide oversight on all remaining capital items;
o	Reduce employee turnover (Seabee operations) from December 31, 2012 - (threshold (0%), target (5%), stretch (10%));
o	Business Development/Asset optimization; and,
o	Reserve & Resource growth/execution of exploration business plan.

Objective Performance Measures

The Committee approves specific objective performances measures using a formula approach to measure the achievement of these objectives. These performance measures align the annual metrics with the Company’s Strategic Plan and received a 50 percent weighting in determining corporate performance.

The following table outlines the target performance objectives of 2013 versus the actual performance attained by the Company during 2013. The corporate performance attained is compared to the target performance for each objective and then converted into a performance factor based on whether the target performance was met or not.

If the Company achieves its targeted performance for each of the metrics, the payout percentage for the Incentive is 100 percent. If the maximum amounts for each metric are achieved or exceeded, the payout percentage for the Incentive is up to 200 percent. If the minimum amounts or threshold is not achieved for a particular metric, no incentive is payable for that metric.

The objective performance goals are based on fiscal year end results of the Company.

Corporate Objectives	Weighting	Threshold	Target	Stretch	Performance Factor	Weighted Result

1. Safety, Health & Environmental
Safety (TRIR)	7.5%	7.40	7.00	6.00	200%	15.00%
Environment	7.5%	10.00	8.00	7.00	200%	15.00%

2. Mine Operating Performance
Production	15.0%	50,000	54,000	58,000	0.00%	0.00%
Operating Costs ( Millions $)	15.0%	55.50	52.90	50.30	200.00%	30.00%
3. Relative Total Shareholder Return	5%	35%	50%	80%	50%	0.00%
4. Specific Annual Objectives and Other Strategic Initiatives	50.0%	Chief Executive Officer Assessment			75.00%	37.50%

Total Corporate Score						97.500%

Safety, Health & Environmental

•	Safety – Total Recordable Incident Rate (TRIR): reflects the belief that a strong safety record is essential to the responsible and successful operation of the Company; and
•	Environment: reflects the belief that a strong environmental record is essential to the responsible and successful operation of the Company.

Mine Operating Performance

•	Production (ounces): focuses on achieving budgeted amounts of gold production. It also provides incentive to access and develop various projects in a timely manner; and
•	Operating Costs: is designed to promote implementation of operations' cost control measures.

Relative Total Shareholder Return: focuses on the ability of the Company to deliver consistent and sustainable shareholder value.

Specific Annual Objectives & Other Strategic Initiatives

Achievement of specific annual objectives and other strategic initiatives are determined by the Committee based on the CEO’s assessment. These are measured using a more subjective approach and received the remaining 50 percent weighting to determine overall corporate performance. In evaluating performance, the Committee considers factors over which the NEO can exercise control, such as meeting liquidity targets, advancing the Santoy Gap project and meeting capital budget costs and timeline targets.

For the specific annual objectives and other strategic initiatives, the CEO recommended that the completion of these objectives was, generally, between threshold and stretch, with only one of the objectives not reaching at least threshold.

Measuring Personal Performance

The Committee approves annual individual performance objectives for the NEOs that are intended to align with the corporate objectives and reflect key performance areas for each executive relative to their specific role. These performance objectives may include a combination of quantitative and subjective measures (e.g., development of succession plans, implementation of the strategic plan(s), and execution of operating and exploration business plans).

The Committee, in consultation with the CEO, reviews the achievements and overall contribution of each individual NEO who reports to the CEO. The Committee held in-camera discussions to complete an independent assessment of the performance of the CEO and the Committee then determined an overall individual performance rating (percentage) for each NEO.

Corporate and Personal Performance Adjustment

Where the formula for calculation of payout is deemed inappropriate by the Committee, due to circumstances not foreseen at the setting of objectives, the Committee may apply discretion in modifying payouts.

In 2013, the Committee considered the results of the NEO’s Corporate and Personal Performance weighed against the Company’s current liquidity issues, production shortfalls and share price performance and determined that, at this time, an STI incentive payment would not be appropriate. The pre-discretion calculated short-term incentive award compared to the actual short-term incentive approved for the executive is provided below:

Name of Officer	Short-Term Incentive Calculated $	Short-Term Incentive Payout $
A.Neil McMillan	197,911	-
Brian Skanderbeg	136,851	-
Richard Johnson	98,025	-
Peter Longo	81,593	-

Long-term Incentive

The Company’s long-term incentive program motivates each of the NEOs to deliver sustainable long-term performance, and link the NEO's interests with those of its shareholders. In this manner both the executive and shareholders will benefit from the future success of the organization. A vesting element is included as an incentive for the executive to remain with the Company.

In order to deliver a level of compensation that recognizes the corporate performance achieved and remains competitive with market practices, compensation data for the comparator group is analyzed on an annual basis to determine appropriate compensation for the Company's NEOs. The Company utilizes this data to deliver the appropriate long-term incentive stock option grant levels. For the year ended December 31, 2013, when determining long-term incentive grants, benchmarking considered the median total direct compensation of similar positions held within the comparator group.

Effective January 1, 2012, the Company amended its compensation program to award the CEO and each NEO a multiple of their annual base salary in the form of stock options which is variable and "at-risk". The multiple of annual base salary is based on the ability of the executive to effect corporate performance.

The Committee also has the discretion to increase or decrease the percentage of base salary used and will consider reasonableness, extraordinary circumstances, including unexpected market events and achievement of performance targets. Such awards are contingent upon future performance which, if not achieved, will reduce or negate the actual value of these awards.

The Board approved the following target multiplier as a percentage of base salary for 2013 long-term incentive determination:

Name of Officer	Target Multiplier % of Base Salary
A. Neil McMillan	120
Brian Skanderbeg	80
Richard Johnson	60
Peter Longo	60

Amendments to Long-term Incentive Program

Restricted Share Unit Plan:

Effective January 1, 2014, the Board implemented a Restricted Share Unit Plan (“RSUP”) for the Company’s NEOs.

The purpose of the RSUP is to enhance the Company’s ability to attract and retain talented individuals and to promote a greater alignment of interests between NEOs and shareholders. The Committee uses the grant of a Restricted Share Unit (“RSU”) to limit and balance the use of stock options. The RSUs are settled on a cash basis and have a vesting period of no longer than three years from the date of grant. The value of the RSU at the time it is granted or redeemed for cash is calculated as the volume weighted average trading price of the common shares on the TSX on the last 20 trading days prior to the grant or redemption.

For 2013, to limit the grant of stock options, the Committee recommended and the board approved the issuance of RSUs for the Senior Vice President and Chief Operating Officer, Chief Financial Officer and Vice President, Mining Operations.

Discretion

Where the formula for calculation of long-term incentive is deemed inappropriate by the Committee, due to unforeseen circumstances, the Committee may apply discretion in modifying payouts.

In 2013, the Committee considered the past year’s performance, share price performance and the impact on total direct compensation for the NEOs and, as in 2012, significantly adjusted downward the multiplier as a percentage of base salary. The Committee felt the adjustment was necessary to more tightly align executive compensation with shareholder interests. The potential or target long-term incentive award compared to the actual long-term incentive awarded to the executive is provided below:

Name of Officer	2013 Base Salary ($)	Approved Multiplier % of Base Salary	Target Equity-Based Awards ($)	Actual Multiplier % of Base Salary	Actual Equity- Based Awards Earned ($)
A. Neil McMillan(1)	341,550	120	409,860	60	204,930
Brian Skanderbeg	260,000	80	208,000	40	104,000
Richard Johnson	250,000	60	150,000	30	75,000
Peter Longo(4)	215,000	60	129,000	30	64,500

(1)	For the CEO, given his March 31, 2014 retirement, the Committee elected instead to pay his earned LTI, $204,930, with a cash payout of $125,000.
(2)	The value of these long-term incentive awards will form part of 2013 compensation and will be calculated as part of compensation for the year ending December 31, 2013. The value of these awards is included in the Summary Compensation Table for the year ended December 31, 2013.
(3)	For the 2013 compensation year the equity-based award will take the form of an RSU. The number of RSUs granted to each NEO, excluding the CEO, was determined by dividing the value of the total long-term incentive award by the volume weighted average trading price of the common shares on the TSX on the last 20 trading days prior to the grant or redemption. The RSUs will vest equally over three years.
(4)	Mr. Longo left the Company on April 17, 2014 to pursue other interests.

The Committee is satisfied that the Company’s current executive compensation program and levels of compensation with respect to long-term equity incentive is aligned with the Company’s performance and reflect competitive market practices. The Committee is confident that the program does not encourage risk taking.

NEO Equity Compensation Hedging

Pursuant to the Company’s Policy, NEOs are not permitted to engage in short selling in shares or purchase financial instruments (including, for greater certainty, puts, options, calls, prepaid variable formal contracts, equity swaps, collars or units of exchange funds) that are designed to hedge or offset a change in the market value of common shares or other securities held by an NEO.

Summary Compensation Table

The following table sets forth the total compensation for the NEOs for the year ended December 31, 2013 and for each of the preceding two years:

					Non-Equity Incentive plan compensation ($)
						Long-
			Share-	Option-	Annual	term
Name and			Based	Based	incentive	incentive	All other	Total
principal		Salary	Awards(4)	Awards	plan	plan	compensation(5)	compensation
position	Year	($)	($)	($)	($)	($)	($)	($)
N. McMillan	2013	281,124	-	-	-	125,000	12,939	419,063
President & CEO(1)	2012	341,550	-	136,620	140,318	-	12,163	630,650
	2011	334,965	-	169,659	169,659	-	13,025	687,308
R. Johnson	2013	239,018	75,000	-	-	-	11,460	325,478
V.P. Finance & CFO	2012	229,149	-	80,202	74,634	-	10,534	394,519
	2011	224,808	-	79,744	79,744	-	11,256	395,552
B. Skanderbeg	2013	252,064	104,000	-	-	-	11,391	367,455
SVP & Chief Operating Officer (2)	2012	236,787	-	132,882	81,875	-	10,564	462,108
	2011	222,287	-	79,840	79,840	-	10,611	392,578
Peter Longo,	2013	215,000	64,500	-	-	-	15,764	295,264
V.P. Operations(3)	2012	189,999		99,476	63,311	-	10,816	363,602

(1)	As a result of the decline in gold price during 2013, the Company initiated a corporate wide cash flow optimization plan with the objective to rationalize expenditures, wherever possible. The CEO voluntarily adopted a “leave without pay” strategy with resulted in a $57,799 or 17% reduction in his salary to $281,124.
(2)	Mr. B. Skanderbeg was appointed Senior Vice President & Chief Operating Officer effective September 1, 2012. As part of his compensation package Mr. Skanderbeg received 100,000 options upon appointment valued, using the Black-Scholes option-pricing model at $50,049.
(3)	Mr. P. Longo was first appointed Vice President, Operations on April 1, 2012. As part of his recruitment package Mr. Longo received 50,000 options upon appointment valued, using the Black-Scholes option-pricing model, at $32,976.
(4)	For compensation purposes, the share-based awards earned in 2013 will be RSUs and will be granted at the end of March 2014. The number of RSUs granted to each NEO, excluding the CEO, was determined by dividing the value of the total long-term incentive award by the volume weighted average trading price of the common shares on the TSX on the last 20 trading days prior to the grant or redemption. Mr. Longo left the Company on April 17, 2014 to pursue other interests.
(5)	Other compensation consists of vacation payouts and employee benefits paid by the Company, including long-term disability and life insurance premiums.

CEO Target vs Actual Compensation

The above chart illustrates the CEO’s actual base salary earned, after “leave without pay” discussed prior, and one-time cash bonus of $125,000 paid on the occasion of the CEO’s retirement after more than 18 years of service to the Company. This compensation package is considerably lower than the CEO’s target total direct compensation of $815,000 intended to place the CEO at or about the 50th percentile compared to the comparator group. However, the Committee determined that the Company’s disappointing performance in 2013, particularly with respect to production, demanded a very constrained approach to executive compensation. For this reason, the short-term incentive, or cash component of executive compensation, was suspended for all NEOs and the long-term incentive was provided in cash for the CEO and in a limited number of RSUs for the other NEOs.

Outstanding Equity Awards

The following table summarizes outstanding equity awards as at December 31, 2013. The value of unexercised in-the-money options at December 31, 2013, is the difference between the exercise price of the options and the fair market value of the Company’s common shares at year end, which was $0.14.

2013 Outstanding Equity Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option grant date	Option expiration date	Value of unexercised in-the-money options ($)
(a)	(b)	(c)	(d)	(e)	(f)
A. Neil McMillan	200,000	1.15	January 1, 2006	January 1, 2016	-
	24,400	1.27	March 7, 2008	March 7, 2018	-
	182,668	0.78	February 27, 2009	February 27, 2019	-
	204,396	1.04	March 26, 2010	March 26, 2020	-
	99,876	2.38	March 25, 2011	March 25, 2021	-
	202,844	1.35	February 24, 2012	February 24, 2019	-
	455,400	0.47	April 1, 2013	April 1, 2020	-
Brian Skanderbeg	100,000	1.70	March 29, 2007	March 29, 2017	-
	9,800	1.27	March 7, 2008	March 7, 2018	-
	100,000	1.02	April 1, 2008	April 1, 2018	-
	77,590	0.78	February 27, 2009	February 27, 2019	-
	81,512	1.04	March 26, 2010	March 26, 2020	-
	43,433	2.38	March 25, 2011	March 25, 2021	-
	95,457	1.35	February 24, 2012	February 24, 2019	-
	100,000	0.78	October 17, 2012	October 17, 2019	-
	276,110	0.47	April 1, 2013	April 1, 2020	-
Richard Johnson	100,000	1.15	January 1, 2006	January 1, 2016	-
	16,300	1.27	March 7, 2008	March 7, 2018	-
	96,290	0.78	February 27, 2009	February 27, 2019	-
	99,941	1.04	March 26, 2010	March 26, 2020	-
	46,116	2.38	March 25, 2011	March 25, 2021	-
	95,342	1.35	February 24, 2012	February 24, 2019	-
	267,340	0.47	April 1, 2013	April 1, 2020	-
Peter Longo	150,000	1.98	November 9, 2011	November 9, 2021	-
	50,000	1.06	April 3, 2012	April 3, 2019	-
	221,667	0.47	April 1, 2013	April 1, 2020	-

There were no options granted to the NEO during the most recently completed financial year.

The following table summarizes the value vested or earned on outstanding awards for the year ended December 31, 2013:

	Awards – Value Vested or Earned During the Year
Name	Share-based awards – Value Vested during the year ($)	Option-based awards – Value Vested during the year ($)	Non-equity incentive plan Compensation – Value earned during the year ($)
(a)	(b)	(c)	(d)
A. Neil McMillan	Nil	Nil	125,000
Brian Skanderbeg	104,000	Nil	Nil
Richard Johnson	75,000	Nil	Nil
Peter Longo	64,500	Nil	Nil

The Company may grant stock options to Directors, Executive Officers and employees; refer to Item 6.E – “Share Ownership” below. The Company also grants DSUs to Directors; refer to Item 6.E – “Share Ownership” below. In 2014, the Company granted RSUs to Executive Officers; refer to Item 6.E – “Share Ownership” below.

Except for the stock option, DSU and RSU programs discussed in Item 6.E – “Share Ownership”, the Company has no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the Company’s Directors or Executive Officers.

No funds were set aside or accrued by the Company during the year ended December 31, 2013, to provide pension, retirement or similar benefits for Directors or Executive Officers.

C.	Board Practices

The Directors of the Company are elected annually and hold office until the next annual general meeting of the shareholders of the Company or until their successors in office are duly elected or appointed. All directors are elected for a one year term.

There were no directors’ service contracts outstanding with the Company or its subsidiaries during 2013.

Committees

There are five standing Board committees as at December 31, 2013. Note, effective January 1, 2014, the Nominating & Corporate Governance Committee and Reserves Committee disbanded.

Audit Committee

The Board has determined that all of the members of the Audit Committee (sometimes referred to in this subsection as the “Committee”) are independent directors under applicable laws, rules and regulations in Canada and the United States. The Board has determined that each member of the Audit Committee is “financially literate” within the meaning of the rules of the Canadian securities regulatory authorities in all of the provinces of Canada relating to audit committees. The Board has determined that Ronald J. Hicks, C.A. (Chair) qualifies as an “audit committee financial expert” as defined by rules of the SEC.

This Committee is responsible for assisting the Board in its oversight of the integrity of the Company’s financial statements, the qualifications, performance and independence of the external auditor, KPMG LLP, the adequacy and effectiveness of internal controls, and compliance with legal and regulatory requirements. The Committee has the authority to retain and set the compensation of independent counsel and other external advisors as it deems necessary at the expense of the Company.

The Committee is responsible for recommending the appointment and revocation of the appointment of the external auditor and for recommending the external auditor’s remuneration. The Committee is directly responsible for the oversight of the work of the external auditor, including resolution of differences between Management and the external auditor regarding financial reporting. It has sole authority to approve all audit engagement fees and terms, as well as the provision of any legally permissible non-audit services provided by the external auditor, and has established policies and procedures for the pre-approval of audit and legally permissible non-audit services. The Committee is responsible for reviewing the independence and objectivity of the external auditor, including reviewing any relationships between the external auditor and the Company that may affect the external auditor’s independence and objectivity. The Committee is also charged with reviewing any audit issues raised by the external auditor and Management’s response thereto. The Committee has the authority to communicate directly with the external auditors.

Management of the Company is responsible for the preparation, presentation and integrity of the Company’s financial statements and for maintaining appropriate accounting and financial reporting principles, policies, internal controls and procedures designed to ensure compliance with accounting standards and applicable laws and regulations. The external auditor is responsible for planning and carrying out, in accordance with professional standards, an audit of the Company’s annual financial statements. The Committee is responsible for reviewing the adequacy and effectiveness of these activities.

In addition, the Committee has established a Whistleblower Policy which contains procedures for the receipt and resolution by the Company of complaints concerning accounting, auditing, internal accounting controls or other matters, as well as procedures for the confidential and anonymous submission by employees or others of concerns regarding these matters.

For further information relating to the Audit Committee and the Company’s external auditor, please refer to the section entitled “Audit Committee” in the Company’s annual information form dated March 28, 2014, which has been filed with securities regulators on SEDAR at www.sedar.com.

Annually, the Committee reviews its Charter and its own effectiveness in fulfilling its mandate. The Committee is satisfied that it has appropriately fulfilled its mandate to the best of its ability for the year ended December 31, 2013.

The members of the Audit Committee are Ronald J. Hicks, C.A. (Chair), Ted J. Nieman, Q.C., J. Robert Kowalishin and Brian Booth.

Human Resources & Compensation Committee

The Human Resources & Compensation Committee (sometimes referred to in this subsection as the “Committee”) is responsible for advising the Board on compensation and human resources principles, as well as related policies, programs and practices designed to achieve the strategic goals and financial objectives of the Company. The Committee also makes recommendations to the Board on the compensation of directors and executive Management, including the CEO and those executives whose compensation is set forth in the Committee’s Report on Executive Compensation.

The amount of compensation for the CEO is based on the Committee’s assessment of the CEO’s performance against the Company’s annual goals and objectives. Compensation for the Senior Vice President & Chief Operating Officer and Vice Presidents is based on the recommendation from the CEO.

The Committee also reviews and approves succession plans, leadership development and executive compensation disclosure.

The Board recognizes the importance of appointing to the Committee knowledgeable and experienced individuals who have the background in executive compensation necessary to fulfill the Committee’s obligation to the Board and shareholders. All of the Committee members have experience in the area of executive compensation through their roles as senior leaders in other businesses. The Committee has an annual work plan which is reviewed and updated as necessary.

The Committee recognizes that independence from Management is fundamental to its effectiveness in managing executive compensation programs. Accordingly, the Committee was composed solely of independent directors. At each of its meetings the Committee has the opportunity to hold an “in-camera” session without Management present. The Committee chose to do so twice during the year.

The Committee has sole authority to retain and approve the fees of any independent compensation consultant to assist in determining compensation for executives of the Company. During the year, the Committee engaged the services of Mercer (Canada) Limited (“Mercer”) an independent compensation consultant, to provide advice and counsel on executive and director compensation and other matters. The Chair of the Committee has direct access to the independent consultant. During 2013 the fees for consultant services amounted to $10,983 (2012 - $56,744).

The Committee reviews its Charter annually and assesses its effectiveness in fulfilling its mandate. The Committee is satisfied that it has appropriately fulfilled its mandate to the best of its ability for the year ended December 31, 2013.

The members of the Human Resources & Compensation Committee are Rita M. Mirwald (Chair); Ray A. McKay, Ronald J. Hicks, C.A. and Ted J. Nieman, Q.C. (Ex-Officio).

Nominating & Corporate Governance Committee

The Nominating & Corporate Governance Committee (sometimes referred to in this subsection as the “Committee”) is responsible for establishing the Company’s governance policies and practices, identifying individuals qualified to become members of the Board, reviewing the composition of the Board and its Committees, recommending certain Board and Committee meeting venues and monitoring compliance with the Company’s Code of Ethics.

The Committee establishes and recommends to the Board the qualifications and attributes that individuals should have in order to be nominated for election or re-election as a corporate director. The Committee reviews the appropriateness of both the Board’s current size and its composition as a whole.

The Committee has developed a process for assessing the performance and effectiveness of the Board and its Committees which includes annual performance reviews.

The Committee recognizes that independence from Management is fundamental to its effectiveness. Accordingly, the Committee is comprised solely of independent directors. At each of its meetings the Committee has the opportunity to hold an “in-camera” session without Management present.

Annually, the Committee reviews its Charter and its own effectiveness in fulfilling its mandate. The Committee is satisfied that it has appropriately fulfilled its mandate to the best of its ability for the year ended December 31, 2013.

The members of the Nominating & Corporate Governance Committee are Ted J. Nieman, Q.C., Ronald J. Hicks, C.A., J. Robert Kowalishin, Ray A. McKay, Rita M. Mirwald and Brian Booth.

Safety, Health & Environmental Committee

The Safety, Health & Environmental Committee (sometimes referred to in this subsection as the “Committee”) is responsible for the review of safety, health and environmental policies and programs, to oversee the Company’s safety, health and environmental performance, to monitor current and future regulatory issues and to make recommendations, where appropriate, on significant matters in respect of safety, health and environmental matters to the Board.

The Committee recognizes that independence from Management is fundamental to its effectiveness. Accordingly, the Committee was composed solely of independent directors. At each of its meetings the Committee has the opportunity to hold an “in-camera” session without Management present.

Annually, the Committee reviews its Charter and its own effectiveness in fulfilling its mandate. The Committee is satisfied that it has appropriately fulfilled its mandate to the best of its ability for the year ended December 31, 2013.

The members of the Safety, Health & Environmental Committee are J. Robert Kowalishin (Chair), Ray A. McKay, Rita M. Mirwald, Brian Booth and Ted Nieman, Q.C. (Ex-Officio).

Reserves Committee

The Reserves Committee (sometimes referred to in this subsection as the “Committee”) is responsible for the annual review of the Company’s Mineral Reserves and Mineral Resources; the integrity of the Company’s reserves evaluation and reporting system; the Company’s compliance with legal and regulatory requirements related to reserves evaluation, preparation and disclosure; the qualifications and independence, if applicable, of the Company’s Qualified Persons; the adequacy of performance of the Company’s independent engineering consultants; and the business practices and ethical standards of the Company in relation to the preparation and disclosure of reserves.

The Committee recognizes that independence from Management is fundamental to its effectiveness. Accordingly, the Committee is comprised solely of independent directors. At each of its meetings the Committee has the opportunity to hold an “in-camera” session without Management present.

Annually, the Committee reviews its Charter and its own effectiveness in fulfilling its mandate. The Committee is satisfied that it has appropriately fulfilled its mandate to the best of its ability for the year ended December 31, 2013.

The members of the Reserves Committee are Ted J. Nieman, Q.C., Ronald J. Hicks, C.A., J. Robert Kowalishin, Ray A. McKay, Rita M. Mirwald and Brian Booth.

D.	Employees

The Company had approximately 320 employees (20 at head office and 300 at the Seabee Gold Operation) as of December 31, 2013. See Item 4.D – “Seabee Property - Mine Details”.

E.	Share Ownership

Shareholdings of Directors and Executive Officers

The following table sets forth, as of April 30, 2014, the number of the Company’s common shares beneficially owned by a) the directors and executive officers of the Company individually, and as a group and (b) the percentage ownership of the outstanding common shares represented by such shares. The security holders listed below are deemed to be the beneficial owners of common shares underlying options which are exercisable within 60 days from the above date.

Title of Class	Name of Beneficial Owner	Percent of Ownership	Number of Shares (1)

Common	Ted J. Nieman, Q.C.	<1%	35,100
Common	Ronald J. Hicks, C.A.	<1%	219,927
Common	J. Robert Kowalishin, P. Eng.	<1%	62,118
Common	Ray A. McKay, C.M.	<1%	30,000
Common	Rita M. Mirwald, C.M.	<1%	26,500
Common	Mike Sylvestre, M.Sc., P. Eng., ICD.D.	<1%	50,000
Common	Brian Booth, P.Geo.	<1%	0
Common	Brian Skanderbeg, P.Geo.	<1%	206,909
Common	Rick Johnson, C.A.	<1%	234,564

Total Directors/Officers		<1.0%	865,118

(1)  Based on 188,155,978 common shares outstanding as of April 30, 2014.

Stock Options Outstanding

The following table sets forth the outstanding stock options granted to directors, officers and other employees as of April 30, 2014:

Name	Number of Shares of Common Stock	Exercise Price	Expiration Date

Ted J. Nieman, Q.C.	60,000	1.59	8-Jan-17
	10,000	1.39	1-Jan-18
	10,000	0.50	5-Jan-19
	10,000	1.24	1-Jan-20
	10,000	1.03	26-Feb-20
	20,000	2.20	1-Jan-21
	70,717	1.36	1-Jan-19
Ronald J. Hicks, C.A.	10,000	1.75	9-May-16
	60,000	1.72	1-Jan-17
	10,000	1.39	1-Jan-18
	10,000	0.50	5-Jan-19
	10,000	1.24	1-Jan-20
	10,000	1.03	26-Feb-20
	20,000	2.20	1-Jan-21
	70,717	1.36	1-Jan-19
J. Robert Kowalishin, P. Eng.	60,000	1.86	20-Mar-17
	10,000	1.39	1-Jan-18
	10,000	0.50	5-Jan-19
	10,000	1.24	1-Jan-20
	10,000	1.03	26-Feb-20
	20,000	2.20	1-Jan-21
	70,717	1.36	1-Jan-19
Ray A. McKay	60,000	1.76	8-May-17
	10,000	1.39	1-Jan-18
	10,000	1.24	1-Jan-20
	20,000	2.20	21-Jan-21
	70,717	1.36	1-Jan-19
Rita M. Mirwald, C.M.	20,000	2.20	20,000
	70,717	1.36	70,717
Mike Sylvestre, M.Sc., P. Eng., ICD.D.	20,000	1.75	20-Jun-21
	70,717	1.36	1-Jan-19
Brian Booth, P.Geo.	71,239	1.06	3-Apr-19
Brian Skanderbeg, P.Geo.	100,000	1.70	29-Mar-07
	9,800	1.27	7-Mar-08
	100,000	1.02	1-Apr-08
	77,590	0.78	27-Feb-09
	81,512	1.04	26-Mar-10
	43,433	2.38	25-Mar-11
	95,457	1.35	24-Feb-12
	100,000	0.78	17-Oct-12
	276,110	0.47	1-Apr-20
Rick Johnson, C.A.	100,000	1.15	1-Jan-06
	16,300	1.27	7-Mar-08
	96,290	0.78	27-Feb-09
	99,941	1.04	26-Mar-10
	46,116	2.38	25-Mar-11
	95,342	1.35	24-Feb-12
	267,340	0.47	1-Apr-20

Total Directors/Officers			2,710,772

Stock options to purchase securities from Registrant can be granted to Directors and employees of the Company on terms and conditions acceptable to the regulatory authorities in Canada, notably the TSX and the Ontario Securities Commission.

Stock options for up to 9% of the number of issued and outstanding common shares may be granted from time to time, provided that stock options in favor of any one individual may not exceed 1% of the issued and outstanding common shares. No stock option granted under the stock option program is transferable by the optionee other than by the laws of descent and distribution, and each stock option is exercisable during the lifetime of the optionee only by such optionee.

The exercise prices for stock options are determined in accordance with TSX guidelines and reflect the closing price of the Company’s common shares immediately preceding the day on which the Directors grant the stock options. The maximum term of each stock option does not exceed ten years.

Deferred Share Units Outstanding

The Company offers a Deferred Share Unit Plan (“DSUP”) to non-employee Directors. A Deferred Share Unit (“DSU”) is a notional unit that reflects the market value of a single common share of Claude. A portion of each Director’s annual retainer is paid in DSUs. Each DSU fully vests upon award and are redeemable for cash upon a director leaving the Company’s Board of Directors. The redemption amount will be based upon the weighted average of the closing prices of the common shares of Claude on the TSX for the last 20 trading days prior to the redemption date multiplied by the number of DSUs held by the Director. Under no circumstances shall Deferred Share Units be considered any class of shares of the Company, nor entitle any Participant to exercise voting rights or any other rights attaching to the ownership of Shares, nor shall any Participant be considered the owner of Shares by virtue of the award of DSUs.

The following table sets forth the deferred share units granted to directors as of April 30, 2014:

Name of Beneficial Owner

Ted J. Nieman, Q.C.	660,291
Ronald J. Hicks, C.A.	660,291
J. Robert Kowalishin, P. Eng.	660,291
Ray A. McKay	660,291
Rita M. Mirwald, C.M.	660,291
Mike Sylvestre, M.Sc., P. Eng., ICD.D.	660,291
Brian Booth, P.Geo.	661,821

Total DSUs held by Directors	4,623,567

Restricted Share Units Outstanding

In 2014, the Company established a Restricted Share Unit (“RSU”) plan whereby it provides each plan participant an annual grant of RSUs in an amount determined by the Company’s Board of Directors. An RSU is a notional unit that reflects the market value of a single common share of Claude that entitles the participant to a cash payment for all fully vested units. RSUs vest annually over a three-year period. The final value of the RSUs will be based upon the weighted average of the closing prices of the common shares of Claude on the TSX for the last 20 trading days prior to the redemption date multiplied by the number of RSUs held by participants. The existence of any RSUs shall not affect in any way the right or power of the Company or its shareholders to make or authorize any adjustment, recapitalization, reorganization or other change in the Company’s capital structure or its business, or any amalgamation, combination, merger or consolidation involving the Company or to create or issue any bonds, debentures, shares or other securities of the Company or the rights and conditions attaching thereto or to effect the dissolution or liquidation of the Company or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar nature or otherwise.

The following table sets forth the restricted share units granted to executive as of April 30, 2014:

Name of Beneficial Owner

Brian Skanderbeg, P.Geo.	452,174
Rick Johnson, C.A.	326,087

Total RSUs held by Officers	778,261

Item 7. Major Shareholders and Related Party Transactions

A.	Major Shareholders

Our company’s common shares are owned by residents of Canada, the United States and other foreign Countries. To the extent known to our company, our company is not directly owned or controlled by another corporation, by any foreign government or by any other natural or legal person severally or jointly. To the extent known to our company, there are no arrangements, the operation of which may at a subsequent date result in a change in control of our company.

Our company’s registered shareholders’ list for our common shares, dated April 10, 2014, showed 619 registered shareholders and 188,155,978 shares outstanding of which 129 of these registered shareholders were U.S. residents including one that is a U.S. depository holding 2,867,765 common shares representing 1.5 % of the issued and outstanding shares of Claude.

The Company is not aware of any person who beneficially owns 5% or more of the Company’s voting securities.

B.	Related Party Transactions

Key Management Personnel

Key management includes the Company’s directors and executive management. This compensation is included in exploration costs and general and administrative expenses.

For the year ended December 31, 2013, 2012 and 2011, the following compensation was paid to key management:

December 31	2013	2012	2011

Cash compensation – Salaries, short-term incentives and other Benefits	$1,406	$1,810	1,819
Long term incentives, including share-based payments	1,069	1,324	517
Total compensation paid to key management personnel	$2,475	$3,134	2,336

Compensation of the Company’s key management personnel includes salaries, non-cash benefits and board fees. Executive officers also participate in the Company’s stock compensation and ESPP programs. The above transactions were conducted in the normal course of business.

C.	Interests of Experts and Counsel

This Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this sub-item.

Item 8. Financial Information

A.	Consolidated Statements and Other Financial Information

1.	See Item 18 for the Company’s consolidated financial statements.

2.	See Item 18 for the Company’s consolidated financial statements which cover the last three financial years

3.	See page F-1 for the audit report of our auditors, entitled “Independent Auditors’ Report.”

4.	Not applicable

5.	Not applicable

6.	Claude Resources Inc. is a Canadian gold exploration and mining Company. All gold sales are to U.S. based bullion brokers.

7.	Legal Proceedings: All industries, including the mining industry, are subject to legal claims, with and without merit. The Company is currently involved in litigation of a non-material nature, including in relation to alleged infractions of environmental compliance matters, and may become involved in other legal disputes in the future. Defence and settlement costs can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation process, there can be no assurance that the resolution of any particular legal proceedings will not have a material adverse effect on the Company’s financial position or results of operations.

8.	Dividends: The Company has not paid dividends on its common shares in the past and does not expect to pay dividends in the near future.

B.	Significant Changes

There have been no significant changes of financial condition since the most recent financial statements dated December 31, 2013 other than described below:

On March 4, 2014, the Company completed the sale of its 100 percent interest in the Madsen Gold Project in Red Lake, Ontario, Canada to Laurentian Goldfields Ltd. (“Laurentian”). Upon closing of the transaction, the Company received $6.25 million cash and will receive $2.5 million of cash or equity (at Laurentian’s option) payable six months following the close of the transaction. Cash proceeds were utilized to reduce bank debt and for working capital purposes. In addition, Claude received 9,776,885 shares of Laurentian.

Subsequent to December 31, 2013, the Company executed a Waiver and Credit Amendment Agreement (“Amendment Agreement”) which renegotiated the terms of its $25.0 million term loan (the “Loan”) with CCP. The Amendment Agreement has modified certain covenants within the original Term loan with CCP. The timing of principal payments has not changed pursuant to the Amendment Agreement; monthly payments of $0.3 million will begin in May 2014. Interest on the Term loan remains fixed at 10 percent, compounds monthly and is payable monthly. The maturity date of the Term loan remains 60 months from closing (April 2018). As a condition of the amending agreement, the Company agreed to exercise commercially reasonable efforts to effect a sale or other transaction of all or a portion of its assets by July 31, 2014. The Company has engaged a financial advisor to assist with this process. Upon mutual agreement with CCP, prepayment fees pursuant to the original agreement have been waived. In addition, the 5,750,000 common share purchase warrants pursuant to the original agreement have been cancelled in conjunction with the waiver of the covenant breach for consideration of $1.0 million.

On March 20, 2014, the Company completed an NSR royalty agreement on the Seabee Gold Operation. Pursuant to this transaction, proceeds of US$12.0 million were received by the Company in exchange for a three (3) percent NSR. Under the terms of the NSR, the Company has the right to purchase 50 percent of the NSR for US$12.0 million, expiring on December 31, 2016. The NSR payments will be paid quarterly in cash or in physical gold at the average price of gold in each calendar month. Proceeds from the NSR will be used for further development at the Seabee Gold Operation and for general working capital purposes primarily related to the Seabee Gold Operation.

On March 28, 2014, Claude completed a private placement (the “Private Placement”) of common shares in the capital of the Company (“Common Shares”). The Private Placement consisted of the issuance of 4,545,454 Common Shares at a price of $0.22 per Common Share, being the market price of the Common Shares within the meaning of the Toronto Stock Exchange Company Manual, to CCP. The Common Shares have been issued to CCP as payment for a waiver being granted by CCP in connection with a Credit Agreement dated as of April 5, 2013 as a result of a covenant breach at December 31, 2013, as well as the modification of certain covenants. Concurrently with satisfaction of this one-time payment, the 5.75 million common share purchase warrants pursuant to the original agreement were cancelled in conjunction with the waiver.

Item 9. The Offer and Listing

A.	Offer and Listing Details

The following table sets forth the reported high and low closing bid prices of the Company’s common shares on the TSX, OTC Markets Groups’ OTCQB Marketplace (“OTCQB”) (November 2013 forward) and New York Stock Exchange MKT (“NYSE MKT”) (up to October 31, 2013) for (a) the five most recent fiscal years; (b) each quarterly period for the past two fiscal years; and (c) for the last six months ending March 31, 2014:

	Common Shares Trading Activity
	TSX		OTCQB, NYSE MKT
	Canadian Dollars		US Dollar
Period	High	Low	High	Low

March, 2014	$0.26	$0.20	$0.24	$0.18
February, 2014	$0.21	$0.16	$0.19	$0.14
January, 2014	$0.24	$0.14	$0.21	$0.14
December, 2013	$0.16	$0.13	$0.14	$0.12
November, 2013	$0.19	$0.13	$0.17	$0.12
October, 2013	$0.24	$0.18	$0.23	$0.17

Fiscal Year Ended 12/31/13	$0.61	$0.13	$0.61	$0.12
Fiscal Year Ended 12/31/12	$1.53	$0.50	$1.53	$0.51
Fiscal Year Ended 12/31/11	$2.79	$1.36	$2.87	$1.32
Fiscal Year Ended 12/31/10	$2.30	$0.98	$2.30	$0.92
Fiscal Year Ended 12/31/09	$1.37	$0.44	$1.33	$0.32

Quarter Ended 3/31/2014	$0.26	$0.14	$0.24	$0.14
Quarter Ended 12/31/2013	$0.24	$0.13	$0.23	$0.12
Quarter Ended 9/30/2013	$0.35	$0.21	$0.33	$0.21
Quarter Ended 6/30/2013	$0.46	$0.24	$0.45	$0.22
Quarter Ended 3/31/2013	$0.61	$0.40	$0.61	$0.39
Quarter Ended 12/31/2012	$0.82	$0.50	$0.85	$0.51
Quarter Ended 9/30/2012	$0.89	$0.55	$0.92	$0.56
Quarter Ended 6/30/2012	$1.06	$0.56	$1.06	$0.57

The closing price of the common shares on March 31, 2014 was $0.205 on the TSX and US$0.1899 on the OTCQB.

B.	Plan of Distribution

Not applicable.

C.	Markets

The Company’s common shares began trading on the TSX in Toronto, Ontario, Canada on September 14, 1987. The Company’s common shares are quoted on the TSX under the symbol “CRJ”. The common shares of the Company were listed on the NYSE MKT on December 15, 2003, under the symbol “CGR”. On October 9, 2013, the Company announced its intention to voluntarily delist its common shares from the NYSE MKT. On November 1, 2013, the Company announced that as of November 1, 2013, its common stock began trading on the OTCQB under the symbol “CLGRF”.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10. Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

The information called for by this item is contained in an Exhibit 1.1 to the Company’s registration statement on Form 20-F filed with the Commission on May 15, 2002 and is incorporated herein by reference.

C.	Material Contracts

The Company has no material contracts other than those entered into in the ordinary course of business and the following:

(a)	the CCP Debt Facility;
(b)	the Waiver and Credit Agreement Amendment;
(c)	the Madsen Asset Sale Agreement;
(d)	the Royalty Purchase Agreement and the NSR Royalty Agreement.

CCP Debt Facility

On April 5, 2013, the Company executed an agreement for a five-year $25.0 million term loan (the “Term Loan”) with Crown Capital Partnership Inc. (“CCP”). Interest is fixed at 10 percent, compounds monthly and is payable monthly. Principal payments will begin in May 2014 and will be payable monthly. The maturity date of the Term Loan is 60 months from closing.

Repayment Schedule

The tables below represent scheduled repayment and maturity of the Term Loan over the next five years.

Period	Monthly Amount	Annual Amount
Months 1 – 12	NIL	NIL
Months 13 – 59	$300,000	$3,600,000
Due at Maturity		$10,900,000

	Term Loan	Interest	Future Value of
	Principal		Term Loan
	Payments		Payments
	DEC 31	DEC 31	DEC 31
	2013	2013	2013

Less than one year	$2,400	$2,430	$4,830
Between one and five years	22,600	5,593	28,193
	$25,000	$8,023	$33,023

The Term Loan is subordinate to all of the Company’s other short-term and long-term Loans and borrowings and contains early retraction and redemption provisions. After 12 months following the closing of this arrangement, the Company has the right to prepay the term loan subject to a prepayment fee (calculated on the amount being prepaid) of:

Months Following Closing	Prepayment Fee
Months 13 – 24	2%
Months 25 – 36	1%
Months 37 – 60	0%

In conjunction with the closing of this Term Loan, the Company granted 5,750,000 common share purchase warrants priced at $0.70 per common share purchase warrant. These common share purchase warrants are exercisable by the holder, in whole or in part, at any time from closing until five years following closing. The value of the common share purchase warrants associated with the term loan on the date of issuance was $1.0 million. Subsequent to December 31, 2013, pursuant to a credit agreement waiver agreement with CCP, these warrants were cancelled for consideration of $1.0 million, which was paid in common shares of the Company.

Term Loan Amendment Agreement

Claude’s Term Loan with CCP contains certain covenants stating that at the end of each fiscal quarter, the Company must maintain a current ratio of not less than 1.25, a minimum cash flow coverage ratio (defined in the covenant as the ratio of the Company’s (i) Net EBITDA for the twelve-month period immediately preceding such date to (ii) Annual Debt Service on such date) of not less than 1.25 and, as at December 31, 2013, a minimum TTM EBITDA of $5.0 million.

Subsequent to December 31, 2013, the Company executed a Waiver and Credit Amendment Agreement (“Amendment Agreement”) which renegotiated the terms of its $25.0 million term loan (the “Loan”) with Crown Capital Partners Inc. (“CCP”). The Amendment Agreement has modified certain covenants within the original Term loan with CCP. The timing of principal payments has not changed pursuant to the Amendment Agreement; monthly payments of $0.3 million will begin in May 2014. Interest on the Term loan remains fixed at 10 percent, compounds monthly and is payable monthly. The maturity date of the Term loan remains 60 months from closing (April 2018). The Company has engaged a financial advisor to assist with this process. Upon mutual agreement with CCP, prepayment fees pursuant to the original agreement have been waived. In addition, the 5,750,000 common share purchase warrants pursuant to the original agreement have been cancelled in conjunction with the waiver of the covenant breach for consideration of $1.0 million.

Madsen Asset Sale Agreement

During the first quarter of 2014, the Company completed the sale of the Madsen Gold Project to Laurentian Goldfields Ltd. (“Laurentian”). Claude received $6.25 million cash and will receive $2.5 million of cash or equity (at Laurentian’s option) payable six months following the close of the transaction. Cash proceeds were utilized to reduce bank debt and for working capital purposes. In addition, Claude received 9,776,885 shares of Laurentian. The sale of the Madsen Gold Project aligns with Claude’s strategic plan to focus on improving the Company’s cash flow, margins and Balance Sheet.

Royalty Purchase Agreement and Net Smelter Return Royalty Agreement

On March 20, 2014, the Company completed a Net Smelter Return (“NSR”) royalty agreement in conjunction and concurrently with a royalty purchase agreement on the Seabee Gold Operation.  Pursuant to the royalty purchase agreement, proceeds of US$12.0 million were received by the Company in exchange for a three (3) percent NSR.  Under the terms of the NSR royalty agreement, the Company has the right to repurchase 50 percent of the NSR for US$12.0 million, expiring on December 31, 2016.  Pursuant to the NSR royalty agreement, the NSR payments will be paid quarterly in cash or in physical gold at the average price of gold in each calendar month.  Proceeds from the NSR will be used for further development at the Seabee Gold Operation and for general working capital purposes primarily related to the Seabee Gold Operation.

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

This summary is of a general nature only and is not intended to be, and should not be construed to be, legal advice to any holder or prospective holder of our common shares, and no opinion or representation to any holder or prospective holder of our common shares is hereby made. Accordingly, holders and prospective holders of our common shares should consult with their own legal advisors with respect to the consequences of purchasing and owning our common shares.

The Investment Canada Act governs the direct or indirect acquisition of control of an existing Canadian business by non-Canadians. Under the Investment Canada Act, non-Canadian persons or entities acquiring “control” (as defined in the Investment Canada Act) of a corporation carrying on business in Canada are required to either notify, or file an application for review with, Industry Canada, unless a specific exemption, as set out in the Investment Canada Act, applies. Industry Canada may review any transaction which results in the direct or indirect acquisition of control of a Canadian business, where the gross value of corporate assets exceeds certain threshold levels (which are higher for investors from members of the World Trade Organization, including United States residents, or World Trade Organization member-controlled companies) or where the activity of the business is related to Canada’s cultural heritage or national identity. No change of voting control will be deemed to have occurred, for purposes of the Investment Canada Act, if less than one-third of the voting control of a Canadian corporation is acquired by an investor. In addition, the Investment Canada Act permits the Canadian government to review any investment where the responsible Minister has reasonable grounds to believe that an investment by a non-Canadian could be injurious to national security. No financial threshold applies to a national security review. The Minister may deny the investment, ask for undertakings, provide terms or conditions for the investment or, where the investment has already been made, require divestment. Review can occur before or after closing and may apply to corporate re-organizations where there is no change in ultimate control.

If an investment is reviewable under the Investment Canada Act, an application for review in the form prescribed is normally required to be filed with Industry Canada prior to the investment taking place, and the investment may not be implemented until the review has been completed and the Minister responsible for the Investment Canada Act is satisfied that the investment is likely to be of net benefit to Canada. If the Minister is not satisfied that the investment is likely to be of net benefit to Canada, the non-Canadian applicant must not implement the investment, or if the investment has been implemented, may be required to divest itself of control of the Canadian business that is the subject of the investment. The Minister is required to provide reasons for a decision that an investment is not of net benefit to Canada.

Certain transactions relating to our common shares will generally be exempt from the Investment Canada Act, subject to the Minister’s prerogative to conduct a national security review, including:

(a)	the acquisition of our common shares by a person in the ordinary course of that person’s business as a trader or dealer in securities;

(b)	the acquisition of control of our Company in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the Investment Canada Act; and

(c)	the acquisition of control of our Company by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of our Company, through ownership of our common shares, remains unchanged.

(E)	Taxation

Canadian Federal Income Tax Consequences

The following summarizes the principal Canadian federal income tax consequences applicable to the holding and disposition of common shares in the capital of the Company by a United States resident, and who holds common shares solely as capital property (a “U.S. Holder” as defined below). This summary is based on the current provisions of the Income Tax Act (Canada) (the “Tax Act”), the regulations thereunder, all amendments thereto publicly proposed by the government of Canada, the published administrative practices of Canada Revenue Agency, and on the current provisions of the Canada-United States Income Tax Convention, 1980, as amended (the “Treaty”).

Except as otherwise expressly provided, this summary does not take into account any provincial, territorial or foreign (including without limitation, any United States) tax law or treaty. It has been assumed that all currently proposed amendments will be enacted substantially as proposed and that there is no other relevant change in any governing law or practice, although no assurance can be given in these respects. Each U.S. Holder is advised to obtain tax and legal advice applicable to such U.S. Holder’s particular circumstances. Every U.S. Holder is liable to pay a Canadian withholding tax on every dividend that is or is deemed to be paid or credited to the U.S. Holder on the U.S. Holder’s common shares. The statutory rate of withholding tax is 25% of the gross amount of the dividend paid. The Treaty reduces the statutory rate with respect to dividends paid to a U.S. Holder for the purposes of the Treaty. Where applicable, the general rate of withholding tax under the Treaty is 15% of the gross amount of the dividend, but if the U.S. Holder is a company that owns at least 10% of the voting stock of the Company and beneficially owns the dividend, the rate of withholding tax is 5% for dividends paid or credited after 1996 to such corporate U.S. Holder. The Company is required to withhold the applicable tax from the dividend payable to the U.S. Holder, and to remit the tax to the Receiver General of Canada for the account of the U.S. Holder.

Pursuant to the Tax Act, a U.S. Holder will not be subject to Canadian capital gains tax on any capital gain realized on an actual or deemed disposition of a common share, including a deemed disposition on death, provided that the U.S. Holder did not hold the common share as capital property used in carrying on a business in Canada, and that neither the U. S. Holder nor persons with whom the U.S. Holder did not deal at arm’s length (alone or together) owned or had the right or an option to acquire 25% or more of the issued shares of any class of the Company at any time in the five years immediately preceding the disposition.

United States Tax Consequences

The following summarizes the principal U.S. federal income tax consequences to the holding and disposition of common shares in the capital of the Company by U.S. Holders and who hold their shares as capital assets within the meaning of Section 1221 of the U.S. Internal Revenue Code (“the Code”).

U.S. Holders

As used herein, a “U.S. Holder” includes a holder of Common Shares who is a citizen or resident of the United States, a corporation (including any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or of any political subdivision thereof, and an estate whose income is subject to U.S. federal income taxation regardless of its source, or a trust (a) if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (b) that has elected to be treated as a U.S. person under applicable U.S. Treasury Regulations. If a partnership (including for this purpose any entity treated as a partnership for U.S. federal income tax purposes) holds common shares, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If a U.S. Holder is a partner in a partnership that holds the common shares, the U.S. Holder should consult its tax advisor regarding the specific tax consequences of owning and disposing of its shares. A U.S. Holder does not include: (1) those who own (directly, or indirectly by attribution) 10% or more of the share capital or voting power of the Company; (2) are persons subject to the alternative minimum tax; (3) persons holding the shares as part of a straddle, hedging or conversion transaction and (4) persons subject to special provisions of federal income tax laws, such as tax exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of common shares is effectively connected with the conduct of a trade or business in the United States and shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation.

The following discussion is based upon the sections of the Code, U.S. Treasury Regulations, published Internal Revenue Service rulings, published administrative positions of the Internal Revenue Service and court decisions that are currently applicable, any or all of which could be materially adversely changed, possibly on a retroactive basis, at any time. In addition, this discussion does not consider the potential effects, both adverse and beneficial, of recently proposed legislation which, if enacted could be applied, possibly on a retroactive basis, at any time. This discussion does not address all U.S. federal income tax matters that may be relevant to a U.S. Holder in light of its particular circumstances, and it does not address any state, local and non-U.S. tax consequences of purchasing, owning and disposing of the common shares of the Company. Each U.S. Holder should consult with his or her own tax advisor with respect to the tax considerations relevant to such U.S. Holder and its particular circumstances.

Dividends and Other Distributions on the Common Shares

Subject to the passive foreign investment company rules discussed below under “Passive Foreign Investment Company,” the gross amount of all our distributions to a U.S. Holder with respect to the common shares (including any Canadian taxes withheld there from) will be included in the U.S. Holder’s gross income as foreign source ordinary dividend income on the date of receipt by the U.S. Holder, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits, it will be treated first as a tax-free return of a U.S. Holder’s tax basis in its common shares, and to the extent the amount of the distribution exceeds the U.S. Holder’s tax basis, the excess will be taxed as capital gain. We do not currently, and we do not intend to, calculate our earnings and profits, if any, under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution, if any, will be treated as a dividend. The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, dividends may constitute “qualified dividend income” that is taxed at the lower applicable capital gains rate provided that (1) the common shares are readily tradable on an established securities market in the United States or we are eligible for the benefits of the income tax treaty, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year, (3) certain holding period requirements are met and (4) the U.S. Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. U.S. Treasury guidance indicates that our common shares, which are listed on OTCQB Equities, are readily tradable on an established securities market in the United States. There can be no assurance that our common shares will be considered readily tradable on an established securities market in later years. U.S. Holders should consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to our common shares. There can be no assurance that the Company’s dividends will be qualifying dividend income because there can be no assurance of the Company’s PFIC status in either the year of the distribution or the year preceding the distribution.

Subject to certain limitations, Canadian taxes withheld from a distribution to a U.S. Holder will be eligible for credit against such U.S. Holder’s U.S. federal income tax liability. A U.S. Holder that does not elect to claim a foreign tax credit with respect to any foreign taxes paid for a given taxable year may instead claim a deduction for all foreign tax paid in that taxable year. If a refund of the tax withheld is available to the U.S. Holder under the laws of Canada or under the income tax treaty between the United States and Canada, the amount of tax withheld that is refundable will not be eligible for such credit against the U.S. Holder’s U.S. federal income tax liability (and will not be eligible for the deduction against the U.S. Holder’s U.S. federal taxable income). If the dividends are qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will in general be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to common shares generally will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.” The rules relating to the determination of the U.S. foreign tax credit are complex, and U.S. Holders should consult their tax advisors to determine whether and to what extent a credit would be available. A U.S. Holder that does not elect to claim a foreign tax credit with respect to any foreign taxes for a given taxable year may instead claim an itemized deduction for all foreign taxes paid in that taxable year.

If the Company pays distributions on the Common Shares in Canadian dollars, the U.S. dollar value of such distributions should be calculated by reference to the exchange rate prevailing on the date of actual or constructive receipt of the distributions, regardless of whether the Canadian dollars are converted into U.S. dollars at that time. If Canadian dollars are converted into U.S. dollars on the date of actual or constructive receipt of such distributions, a U.S. Holder’s tax basis in such Canadian dollars will be equal to their U.S. dollar value on that date and, as a result, the U.S. Holder generally will not be required to recognize any foreign currency exchange gain or loss. Any gain or loss recognized on a subsequent conversion or other disposition of the Canadian dollars generally will be treated as U.S. source ordinary income or loss for purposes of the U.S. foreign tax credit limitation discussed above.

Disposition of the Common Shares

Subject to the PFIC rules discussed below, upon the sale, exchange or other disposition of the Company’s common shares, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized upon the sale, exchange or other disposition of the common shares and the U.S. Holder’s adjusted tax basis in the common shares. The capital gain or loss generally will be long-term capital gain or loss if, at the time of sale, exchange or other disposition, the U.S. Holder has held the common shares for more than one year. Net long-term capital gains of non-corporate U.S. Holders, including individuals, are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss that a U.S. Holder recognizes generally will be treated as gain or loss from sources within the United States for purposes of the U.S. foreign tax credit limitation discussed above.

Passive Foreign Investment Companies

We believe we were not a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for our taxable year ended December 31, 2013. A non-U.S. corporation is considered to be a PFIC for any taxable year if either:

•	at least 75% of its gross income is passive income which includes dividends, interest, royalties, rents (other than rents and royalties derived in the active conduct of a trade or business and not derived from a related person), certain gains from the sales of commodities, annuities and gains from assets that produce passive income, or
•	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

There can be no assurance that in any given year 75% or more of the Company’s gross income will not be passive income and we will not become a PFIC in that or any future taxable year.

We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

A determination of the Company’s PFIC status should be done on an annual basis. As a result, our PFIC status may change. In particular, because the total value of our assets for purposes of the asset test will be calculated using the market price of our common shares (assuming that we continue to be a publicly traded corporation for purposes of the applicable PFIC rules), our PFIC status will depend in large part on the market price of our common shares. Accordingly, fluctuations in the market price of our common shares may result in our being a PFIC for any year. If we are a PFIC for any year during which a U.S. Holder holds common shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds common shares, absent a special election. For instance, if we cease to be a PFIC, a U.S. Holder may avoid some of the adverse effects of the PFIC regime by making a deemed sale election with respect to the common shares. If we are a PFIC for any taxable year and any of our non-U.S. subsidiaries is also a PFIC, a U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors about the application of the PFIC rules to any of our subsidiaries.

If we are a PFIC for any taxable year during which a U.S. Holder holds common shares, such U.S. Holder will be subject to special tax rules with respect to any “excess distribution” that it receives and any gain it realizes from a sale or other disposition (including a pledge) of the common shares, unless the U.S. Holder makes a “mark-to-market” election as discussed below. Distributions received by a U.S. Holder in a taxable year that are greater than 125% of the average annual distributions such U.S. Holder received during the shorter of the three preceding taxable years or its holding period for the common shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the common shares,
•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we became a PFIC, will be treated as ordinary income, and
•	the amount allocated to each other year will be subject to the highest tax rate for the U.S. Holder in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the common shares cannot be treated as capital, even if the U.S. Holder holds the common shares as capital assets.

Alternatively, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election with respect to shares of a PFIC to elect out of the tax treatment discussed above. If a U.S. Holder makes a valid mark-to-market election for the common shares, the U.S. Holder will include in income each year an amount equal to the excess, if any, of the fair market value of the common shares as of the close of its taxable year over its adjusted basis in such common shares. The U.S. Holder is allowed a deduction for the excess, if any, of the adjusted basis of the common shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the common shares included in the U.S. Holder’s income for prior taxable years. Amounts included in a U.S. Holder’s income under a mark-to-market election, as well as gain on the actual sale or other disposition of the common shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the common shares, as well as to any loss realized on the actual sale or disposition of the common shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such common shares. A U.S. Holder’s basis in the common shares will be adjusted to reflect any such income or loss amounts. If a U.S. Holder makes such an election, the tax rules that ordinarily apply to distributions by corporations that are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for “qualified dividend income” discussed above under “Dividends and Other Distributions on the Common Shares” would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter on a qualified exchange, including OTCQB, or other market, as defined in applicable U.S. Treasury Regulations. We expect that our common shares will continue to be listed on OTCQB and, consequently, the mark-to-market election would be available to U.S. Holders of common shares were we to be a PFIC.

If a non-U.S. corporation is a PFIC, a holder of shares in that corporation can avoid taxation under the rules described above by making a “qualified electing fund” election to include its share of the Company’s ordinary earnings and net capital gain income on a current basis. However, a U.S. Holder can make a qualified electing fund election with respect to its common shares only if we furnish the U.S. Holder annually with certain tax information. We do not intend to prepare or provide such information.

A U.S. Holder that holds common shares in any year in which we are a PFIC will be required to file IRS Form 8621 on an annual basis, subject to certain exceptions based on the value of PFIC stock held.

U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to the ownership and disposition of common shares.

Other Consequences

To the extent a shareholder is not subject to the tax regimes outlined above with respect to foreign corporations that are PFICs, the following discussion describes the United States federal income tax consequences arising from the holding and disposition of the Company’s common shares.

Information Reporting and Backup Withholding

Dividends on common shares and the proceeds of a sale or redemption of a common share may be subject to information reporting to the IRS and possible U.S. backup withholding at a current rate of 28%, unless the conditions of an applicable exemption are satisfied. Backup withholding will not apply to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status can provide such certification on IRS Form W-9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability, and a U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information.

U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE AND LOCAL AND FOREIGN TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF COMMON SHARES.

F.	Dividends and Paying Agents

Not applicable.

G.	Statements by Experts

The disclosure in this annual report of a scientific or technical nature for the Company’s material properties is based on technical reports prepared for those properties in accordance with NI 43-101 of the Canadian Securities Administrators. Information prepared by or under the supervision of Qualified Persons under NI 43-101 and included in this annual information form is with the consent of such persons.

Other information has been prepared and included in this annual report following review and verification by Brian Skanderbeg, P.GEO, Senior Vice President & Chief Operating Officer or Peter Longo, P.ENG, Former Vice President, Operations both Qualified Persons within the meaning of NI 43-101. In 2013, Mineral Reserves were prepared under the direction of Qualified Person Stephen Taylor, P. Eng. (SRK Consulting (Canada) Inc.).

H.	Documents on Display

Any statement in this annual report about any of the Company’s contracts or other documents is not necessarily complete. If the contract or document is filed as an exhibit to this annual report, the contract or document is deemed to modify the description contained in this annual report. Readers must review the exhibits themselves for a complete description of the contract or document.

Readers may review a copy of the Company’s filings with the SEC, including exhibits and schedules filed with it, at the SEC's public reference facilities at 100 F Street, N.E., Washington, D.C. 20549. Readers may call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC maintains a website (http://www.sec.gov) that contains reports, submissions and other information regarding registrants that file electronically with the SEC.

The Company also files reports with the Canadian Securities Administrators that you may obtain through access of the SEDAR website (www.sedar.com).

Readers may read and copy any reports, statements or other information that the Company files with the SEC at the address indicated above and may also access them electronically at the website set forth above. These SEC filings are also available to the public from commercial document retrieval services.

The Company is required to file reports and other information with the SEC under the Exchange Act. Reports and other information filed by the Company with the SEC may be inspected and copied at the SEC's public reference facilities described above. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements and the Company’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in section 16 of the Exchange Act. Under the Exchange Act, as a foreign private issuer, the Company’s is not required to publish financial statements as frequently or as promptly as United States companies.

Any documents referred to in this annual report may be inspected at the head office of the Company, Suite 200-224-4th Avenue South, Saskatoon, SK, S7K 5M5, during normal business hours.

I.	Subsidiary Information

Not Applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

The following discusses the Company’s exposure to market risk related to changes in gold prices, U.S./Canada dollar exchange rates and interest rates. This discussion contains forward looking statements that are exposed to risks and uncertainties, many of which are out of the Company’s control. The Company’s primary market risks are related to fluctuations in gold and fluctuations in U.S./Canada dollar exchange rates. To a lesser extent, the Company is subject to market risk related to interest rates. The Company has established policies to manage sensitivity to both fluctuations in gold price risks and fluctuations in foreign currency exchange rates risk. These policies include the monitoring of the Company’s net exposure to each risk and include the use of forward, spot deferred and options contracts to hedge fluctuations in the price of gold and forward contracts to hedge exposure to fluctuations in foreign currency exchange rates.

See Note 22 to the Company’s consolidated financial statements filed as part of this annual report for additional disclosure regarding market risk.

Gold

Commodity prices are subject to wide fluctuations in response to changes in supply of and demand for gold, market uncertainty and a variety of additional factors that are beyond the control of Claude. Earnings from Claude’s gold operation are sensitive to fluctuations in both commodity and currency prices. The key factors and their approximate effect on earnings, earnings per share and cash flow, based on assumptions comparable to 2013 actuals, are as follows:

For a US$10 movement in gold price per ounce, earnings and cash flow will have a corresponding movement of $0.5 million, or $0.00 per share. For a $0.01 movement in the U.S. dollar to Canadian dollar exchange rate, earnings and cash flow will have a corresponding movement of $0.7 million, or $0.00 per share.

See Item 5.E. “Off-Balance Sheet” arrangements for further discussion of derivative items.

Interest Rate Sensitivities

The Company holds cash balances in Canadian currencies which earn interest income. Most of the Company’s cash balances are held in short-term money market and cash deposits with maturities of under 90 days. These deposits are exposed to interest rate risk. In respect to financial liabilities, one of the Company’s demand loans carries a floating interest rate with the balance of Company debt at fixed interest rates. The Company believes that a possible 5% change in market interest rates would not materially impact the earnings or market value of these balances. The Company incurs the majority of its expenditures in Canadian dollars.

Item 12. Description of Securities Other than Equity Securities

Not Applicable

Part II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Claude’s Term Loan contains certain covenants stating that at the end of each fiscal quarter, the Company must maintain a current ratio of not less than 1.25, a minimum cash flow coverage ratio (defined in the covenant as the ratio of the Company’s (i) Net EBITDA for the twelve-month period immediately preceding such date to (ii) Annual Debt Service on such date) of not less than 1.25 and, as at December 31, 2013, a minimum TTM EBITDA of $5.0 million.

The Company was not in compliance with a financial covenant requirement of the Term Loan as at December 31, 2013; furthermore, this financial covenant requirement was not waived by CCP prior to December 31, 2013. As such, the amortized cost of the Term Loan has been reclassified as current for financial statement presentation purposes in accordance with IFRS. Based on the Company's projections at December 31, 2013, the Company believed it would be unlikely that it will be in compliance with these certain existing covenants during fiscal 2014 without an amendment or waiver of certain covenants by CCP. Subsequent to December 31, 2013, the Company obtained a waiver from CCP and entered into an Amending Agreement for the financial covenant requirements of the Term Loan. The Amendment Agreement has modified certain covenants within the original Term loan with CCP. The timing of principal payments has not changed pursuant to the Amendment Agreement; monthly payments of $0.3 million will begin in May 2014. Interest on the Term loan remains fixed at 10 percent, compounds monthly and is payable monthly. The maturity date of the Term loan remains 60 months from closing (April 2018). As a condition of the amending agreement, the Company agreed to exercise commercially reasonable efforts to effect a sale or other transaction of all or a portion of its assets by July 31, 2014. The Company has engaged a financial advisor to assist with this process. Upon mutual agreement with CCP, prepayment fees pursuant to the original agreement have been waived. In addition, the 5,750,000 common share purchase warrants pursuant to the original agreement have been cancelled in conjunction with the waiver of the covenant breach for consideration of $1.0 million.

Item 14. Material Modifications to the Rights of Securities Holders and Use of Proceeds

Not Applicable

Item 15. Controls and Procedures

(a) Disclosure controls and procedures

Disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company is collected and communicated to management, as appropriate, to allow timely decisions regarding required disclosure.

As at December 31, 2013, we evaluated our disclosure controls and procedures as defined in the rules of the U.S. Securities and Exchange Commission (“SEC”) and the Canadian Securities Administrators. This evaluation was carried out under the supervision and with the participation of Management, including the President and Chief Executive Officer and the Chief Financial Officer. Based on that evaluation, the President and Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were not effective due to the material weakness in internal control over financial reporting (“ICFR”) described below.

(b) Management’s annual report on internal controls over financial reporting

Management is responsible for establishing and maintaining adequate ICFR. ICFR, no matter how well designed, has inherent limitations and can only provide reasonable assurance with respect to the preparation and fair presentation of published financial statements. Under the supervision and with the participation of the President and Chief Executive Officer and the Chief Financial Officer, management conducted an evaluation of the effectiveness of its internal control over financial reporting based on the criteria set forth in the Internal Control-Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, Management has concluded that, as a result of the material weakness in ICFR discussed below, ICFR was not effective as at December 31, 2013.

Management noted that as at December 31, 2013:

•	Income taxes – there was a lack of review and monitoring controls of the income tax function relating to complex, non-routine transactions and provisions. This control deficiency resulted in the Company recording adjustments to deferred income tax assets, deferred income tax liabilities and deferred income tax expense. This control deficiency relating to complex, non-routine transactions and provisions creates a reasonable possibility that material misstatements of the consolidated financial statements including disclosures will not be prevented or detected on a timely basis as a result.

(c) Attestation report of the registered public accounting firm

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting as the Company qualifies as an “emerging growth company” under section 3(a) of the Exchange Act (as amended by the Jumpstart Our Business Startups Act, enacted on April 5, 2012), and is therefore exempt from the attestation requirement.

(d) Changes in internal controls over financial reporting

Other than the material weakness identified above, there were no changes in ICFR that occurred during the most recent interim period that has materially affected, or is reasonably likely to materially affect, ICFR.

Management is currently considering the necessary changes required to remediate the material weakness described above.

Item 16A. Audit Committee

The Board of Directors has determined that Mr. Ronald J. Hicks, C.A., a member of the Company’s Audit Committee, qualifies as an “audit committee financial expert” as defined in Item 16A(b) of Form 20-F. Mr. Hicks is a Chartered Accountant, with over 30 years of experience in both public and private companies. Mr. Hicks’ relevant education and experience is disclosed above in Items 6.A. above. The Company’s Board of Directors has determined that Mr. Hicks is an independent director in accordance with the requirements of applicable Canadian securities laws.

Item 16B. Code of Ethics

The Company has adopted a Code of Ethics that applies to all directors, officers and employees of the Company. The Code of Ethics has been posted on the Company’s website at www.clauderesources.com.

No amendment was made to the Code of Ethics during the Company’s most recently completed financial year and no waiver from a provision of the Code of Ethics was granted by the Company during the Company’s most recently completed financial year.

Item 16C. Principal Accountant Fees and Services

The following summarizes the total fees billed by the external auditors of the Company with respect to each of the years ended December 31, 2013 and December 31, 2012.

	2013	2012
Audit fees(1)	$206,700	$441,000
Audit-related fees	-	-
Tax fees(2)	-	$37,000
All other fees	-	-
Total	$206,700	$478,000

(1) Audit fees were for KPMG LLP services in respect of the audit of the December 31, 2013 consolidated financial statements.

(2) Tax fees in 2012 were for KPMG LLP services in respect of certain tax compliance and tax planning, including the St. Eugene Mining transaction.

Pre-Approval Policies & Procedures

The Audit Committee has adopted a policy that requires pre-approval by the Audit Committee of audit services and other services within permissible categories of non-audit services. The policy prohibits the Company from engaging the auditor for “prohibited” categories of non-audit services.

Item 16D. Exemptions from Listing Standards for Audit Committee

Not Applicable.

Item 16E. Purchases of Equity Securities By the Issuer and Affiliated Purchasers

The Company did not repurchase any of its shares during 2013.

Item 16F. Change in Registrant’s Certifying Accountant

Not Applicable.

Item 16G. Corporate Governance

Not Applicable.

Item 16H. Mine Safety Disclosure

Not Applicable.

Item 17. Financial Statements

Not Applicable.

Item 18. Financial Statements

The Company’s financial statements are stated in Canadian dollars ($) and are prepared in accordance with IFRS as issued by the IASB.

The following financial statements are filed as part of this annual report:

Item 19. Exhibits

1.1	Certificate of Incorporation, Certificates of Name Change, Articles of Incorporation, Articles of Amalgamation and By-Laws (incorporated by reference to Exhibit 1.1 of Claude Resource Inc.’s Registration Statement on Form 20-F for the fiscal year ended December 31, 2001).

4.1	CCP Debt Facility dated April 5, 2013 between Claude Resources Inc. and Norrep Credit Opportunities Fund Inc., in its capacity as general partner of Norrep Credit Opportunities Fund II, LP and Norrep Credit Opportunities Fund II (Parallel), LP (incorporated by reference to Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K, filed on April 30, 2014).

4.2	Waiver and Credit Amendment Agreement dated February 14, 2014 between Claude Resources Inc. and Norrep Credit Opportunities Fund Inc., in its capacity as general partner of Norrep Credit Opportunities Fund II. LP and Norrep Credit Opportunities Fund II (Parallel), LP (incorporated by reference to Exhibit 99.2 to the Company’s Report of Foreign Private Issuer on Form 6-K, filed on April 30, 2014).

4.3	Madsen Asset Purchase Agreement dated December 19, 2013 between Laurentian Goldfields Ltd. and Claude Resources Inc. (incorporated by reference to Exhibit 99.3 to the Company’s Report of Foreign Private Issuer on Form 6-K, filed on April 30, 2014).

4.4	Royalty Purchase Agreement dated March 20, 2014 between Claude Resources Inc. and 8248567 Canada Limited (incorporated by reference to Exhibit 99.4 to the Company’s Report of Foreign Private Issuer on Form 6-K, filed on April 30, 2014).

4.5	Net Smelter Returns Royalty Agreement dated March 20, 2014 between Claude Resources Inc. and 8248567 Canada Limited (incorporated by reference to Exhibit 99.5 to the Company’s Report of Foreign Private Issuer on Form 6-K, filed on April 30, 2014).

12.1	Certification of the President and Chief Executive Officer of the Company pursuant to Section 302 of Sarbanes-Oxley Act of 2002.
12.2	Certification of the Chief Financial Officer of the Company pursuant to Section 302 of Sarbanes-Oxley Act of 2002.
13.1	Certification of the President and Chief Executive Officer of the Company pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of the Chief Financial Officer of the Company pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

CLAUDE RESOURCES INC.
(Registrant)

Dated: April 30, 2014	By:	/ s / Mike Sylvestre
President and Chief Executive Officer

KPMG LLP	Telephone	(306) 934-6200
Chartered Accountants	Fax	(306) 934-6233
500 – 475 Second Avenue South	Internet	www.kpmg.ca
Saskatoon Saskatchewan S7K 1P4
Canada

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Claude Resources Inc.

We have audited the accompanying consolidated statements of financial position of Claude Resources Inc. as of December 31, 2013 and December 31, 2012 and the related consolidated statements of income (loss), comprehensive income (loss), shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2013. These consolidated financial statements are the responsibility of Claude Resources Inc.’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Claude Resources Inc. as of December 31, 2013 and December 31, 2012, and its consolidated financial performance and its consolidated cash flows for each of the years in the three-year period ended December 31, 2013 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Without qualifying our opinion, we draw attention to Note 2 in the consolidated financial statements which indicates that Claude Resources Inc. has a working capital deficiency of $12 million, has violated certain financial covenants of its term loan and has a loss of $73 million for the year ended December 31, 2013. These conditions, along with other matters as set forth in Note 2 in the consolidated financial statements, indicate the existence of a material uncertainty that casts substantial doubt about Claude Resources Inc.’s ability to continue as a going concern.

Chartered Accountants

April 30, 2014

Saskatoon, Canada

KPMG LLP, is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

KPMG Canada provides services to KPMG LLP.

Claude Resources Inc.

Consolidated Statements of Financial Position

(In Thousands of Canadian Dollars)

		DECEMBER 31	DECEMBER 31
	Note	2013	2012
Assets
Short-term investments	6	$1,643	$-
Accounts receivable		2,873	4,845
Inventories	7	20,565	19,178
Prepaid expenses and deposits		390	277
Assets held for sale	8	13,423	-
Current assets		38,894	24,300

Mineral properties	9	140,544	207,602
Investments	11	-	378
Deposits for reclamation costs	12	2,237	2,237
Non-current assets		142,781	210,217
Total assets		$181,675	$234,517

Liabilities
Bank indebtedness		$8,623	$3,531
Accounts payable and accrued liabilities		6,997	7,533
Debenture	14	-	9,665
Loans and borrowings	14	31,869	6,832
Net royalty obligation	13	1,001	836
Liabilities related to assets held for sale	8	2,316	-
Current liabilities		50,806	28,397

Loans and borrowings	14	-	291
Deferred income tax liability	20	-	1,097
Net royalty obligation	13	1,826	3,205
Decommissioning and reclamation	12	6,447	9,163
Non-current liabilities		8,273	13,756

Shareholders’ equity
Share capital	15	195,245	193,189
Contributed surplus		8,223	6,652
Accumulated deficit		(80,925)	(7,502)
Accumulated other comprehensive income		53	25
Total shareholders’ equity		122,596	192,364
Total liabilities and shareholders’ equity		$181,675	$234,517

Going concern	2
Subsequent events	24

See accompanying notes to consolidated financial statements.

On behalf of the Board:

Ted J. Nieman	Ronald J. Hicks, CA
Chairman	Chairman, Audit Committee

Claude Resources Inc.
Consolidated Statements of Income (Loss)
(In Thousands of Canadian Dollars, except per share amounts)

		DECEMBER 31
	Note	2013	2012	2011

Revenue		$63,794	$80,808	$69,659

Mine Operating:
Production costs		44,051	48,535	40,542
Depreciation and depletion		22,949	15,681	11,407
		67,000	64,216	51,949
Gross profit (loss)		(3,206)	16,592	17,710

General and administrative		7,057	7,897	6,779
Finance expense	16	3,195	1,450	3,051
Finance and other income	17	(2,712)	(1,495)	(1,623)
Impairment charges	10	63,835	-	-
Write-down of exploration property	9	-	-	851
Gain on sale of exploration property	11	-	-	(1,131)
Loss (gain) on investments		262	199	(35)
		71,637	8,051	7,892
(Loss) profit before income tax		(74,843)	8,541	9,818

Deferred income tax (recovery) expense	20	(1,420)	2,972	364

Net profit (loss)		$(73,423)	$5,569	$9,454

Net earnings (loss) per share
Basic and diluted	21
Net earnings (loss)		$(0.42)	$0.03	$0.06
Basic		175,562	172,933	156,062
Diluted		175,562	173,232	158,410

See accompanying notes to consolidated financial statements.

Consolidated Statements of Comprehensive Income (Loss)

(In Thousands of Canadian Dollars)

	DECEMBER 31
	2013	2012	2011

Net profit (loss)	$(73,423)	$5,569	$9,454

Other comprehensive loss
Loss (gain) on available-for-sale securities transferred to profit	227	172	(30)
Unrealized loss on available-for-securities	(199)	(786)	(2,084)
Other comprehensive income (loss)	28	(614)	(2,114)
Total comprehensive income (loss)	$(73,395)	$4,955	$7,340

See accompanying notes to consolidated financial statements.

Claude Resources Inc.

Consolidated Statements of Shareholders’ Equity

(In Thousands of Canadian Dollars)

	DECEMBER 31
	2013	2012	2011

Share Capital
Balance, beginning of year	$193,189	$180,531	$122,751
Common shares and warrants issued	1,421	12,392	54,840
Warrants exercised	-	-	2,656
Transfers from contributed surplus	635	266	284
Balance, end of year	$195,245	$193,189	$180,531

Contributed Surplus
Balance, beginning of year	$6,652	$4,796	$3,089
Stock-based compensation	2,274	2,280	1,991
Transfers to share capital	(635)	(266)	(284)
Tax impact of expired warrants	(68)	(158)	-
Balance, end of year	$8,223	$6,652	$4,796

Accumulated Deficit
Balance, beginning of year	$(7,502)	$(13,071)	$(22,525)
Net profit (loss)	(73,423)	5,569	9,454
Balance, end of year	$(80,925)	$(7,502)	$(13,071)

Accumulated Other Comprehensive Income (Loss)
Balance, beginning of year	$25	$639	$2,753
Other comprehensive income (loss)	28	(614)	(2,114)
Balance, end of year	$53	$25	$639

Shareholders’ equity, end of year	$122,596	$192,364	$172,895

See accompanying notes to consolidated financial statements.

Claude Resources Inc.

Consolidated Statements of Cash Flows

(In Thousands of Canadian Dollars)

	DECEMBER 31
	2013	2012	2011

Cash flows from (used in) operating activities

Net profit (loss)	$(73,423)	$5,569	$9,454
Adjustments for non-cash items:
Depreciation and depletion	22,949	15,681	11,407
Finance expense	522	388	361
Finance and other income	(1,214)	(1,248)	(1,109)
Impairment charges	63,835	-	-
Loss on investments	262	199	(35)
Stock-based compensation	2,274	2,280	1,991
Write-down of exploration property	-	-	851
Gain on sale of exploration property	-	-	(1,131)
Deferred income tax (recovery) expense	(1,420)	2,972	364
	13,785	25,841	22,153
Net changes in non-cash operating working capital:
Accounts receivable	1,972	(2,131)	2
Inventories	(1,530)	(4,988)	(3,748)
Prepaid expenses and deposits	(113)	(50)	269
Accounts payable and accrued liabilities	(536)	1,796	958
Cash provided by operating activities	13,578	20,468	19,634
Cash flows from investing activities:
Additions to mineral properties	(31,907)	(62,527)	(51,172)
Restricted cash	-	-	4,389
Reclamation deposits	-	-	40
Decrease (increase) in investments	(1,500)	33,306	(32,972)
Cash used in investing activities	(33,407)	(29,221)	(79,715)
Cash flows from financing activities:
Proceeds from issue of common shares and warrants, net of issue costs	725	371	56,464
Debenture redemption	(9,751)	-	(87)
Term loan
Proceeds, net of issues costs	24,328	-	-
Demand loans:
Proceeds	5,000	7,224	-
Repayments	(2,388)	(2,783)	(1,603)
Obligations under finance lease:
Proceeds	-	-	4,077
Repayments	(1,495)	(2,119)	(2,642)
Cash from financing activities	16,419	2,693	56,209
Decrease in cash and cash equivalents	(3,410)	(6,060)	(3,872)
Decrease in cash and cash equivalents related to assets held for sale	(1,682)	-	-

Cash and cash equivalents (bank indebtedness), beginning of year	(3,531)	2,529	6,401
Cash and cash equivalents (bank indebtedness), end of year	$(8,623)	$(3,531)	$2,529

See accompanying notes to consolidated financial statements.

Claude Resources Inc.

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2013, 2012 and 2011

Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

1.	Corporate Information:

Claude Resources Inc. (“Claude” or the “Company”) is a company domiciled in Canada. The address of the Company’s registered office is at 1500, 410 – 22nd Street East, Saskatoon, Saskatchewan, S7K 5T6. Its principal office is located at 200, 224 – 4th Avenue South, Saskatoon, Saskatchewan, S7K 5M5.

Claude Resources Inc. is a gold producer whose shares are listed on both the Toronto Stock Exchange (TSX-CRJ) and the OTCQB (OTCQB: CLGRF). The Company is also engaged in the exploration and development of gold mineral reserves and mineral resources. The Company’s entire asset base is located in Canada. Its revenue generating asset is the 100 percent owned Seabee Gold Operation, located in northern Saskatchewan. During 2013, Claude also owned 100 percent of the Amisk Gold Project in northeastern Saskatchewan and 100 percent of the Madsen Property in the Red Lake gold camp of northwestern Ontario; however, the Company completed the divestiture of the Madsen Property in the first quarter of 2014.

2.	Basis of Preparation:

STATEMENT OF COMPLIANCE

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements were authorized for issue by the Company’s Board of Directors on April 30, 2014.

Details of the Company’s accounting policies, including changes during the year, are included in Notes 3 and 4.

BASIS OF MEASUREMENT

These consolidated financial statements have been prepared on the historical cost basis except for available-for-sale financial assets and liabilities for cash-settled share-based payment arrangements, which are measured at fair value.

FUNCTIONAL CURRENCY

These consolidated financial statements are presented in Canadian dollars, which is the Company’s functional currency. All financial information presented in Canadian dollars has been rounded to the nearest thousand, except share data or as otherwise noted.

GOING CONCERN

These consolidated financial statements have been prepared on the assumption that the Company will continue as a going concern and realize its assets and discharge its liabilities in the normal course of business. As at December 31, 2013, the Company had a working capital deficiency of $11.9 million, was in violation of certain financial covenants on its term loan and incurred a loss of $73.4 million for the year ended December 31, 2013. These factors result in a material uncertainty and therefore cast substantial doubt as to the Company’s ability to continue as a going concern.

The Company’s plans to address this material uncertainty include selling certain assets (Note 24(a)), obtaining a waiver on the above covenant violation (Note 24(b), Note 24(d)), completing a royalty agreement financing for gross cash proceeds of US$12.0 million (Note 24(c)) and implementing operational cost savings measures. As a condition of obtaining the covenant waiver, the Company agreed to exercise commercially reasonable efforts to effect a sale or other transaction of all or a portion of its assets by July 31, 2014. The Company has engaged a financial advisor to assist with this process. If the Company’s plans are unsuccessful, it would be required to request additional waivers for potential covenant violations from its lenders and seek additional sources of financing (debt or equity). The ability of the Company to continue as a going concern and to realize the carrying value of its assets and discharge its liabilities when due is dependent on continued support from its lenders and the successful completion of the actions taken or planned, some of which are described above, which management believes may mitigate the adverse conditions and events which raise substantial doubt about the validity of the going concern assumption used in preparing these consolidated financial statements. There is no certainty that these and other strategies will be sufficient to permit the Company to continue as a going concern.

The consolidated financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate. If the going concern basis was not appropriate for these consolidated financial statements, then adjustments would be necessary to the carrying value of assets and liabilities, the reported revenues and expenses, and the consolidated statement of financial position classifications used.

USE OF JUDGMENTS AND ESTIMATES

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires Management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenue and expenses and disclosure of contingent assets and liabilities at the date of the consolidated financial statements. Significant judgments, estimates and assumptions are related to the useful lives and recoverability of mineral properties and deferred income tax assets or liabilities, valuation of inventory, provisions for decommissioning and reclamation and financial instruments.

Although these estimates are based on Management’s best knowledge of the amount, events or actions, actual results ultimately may differ from those estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Critical Judgments in Applying Accounting Policies

Critical judgments that the Company’s management has made in the process of applying the Company’s accounting policies, apart from those involving estimates, that have the most significant effect on the amounts recognized in the Company’s consolidated financial statements are as follows:

Production Start Date

The Company assesses the stage of each mine under construction to determine when a mine moves into commercial production. The criteria used to assess the start date of commercial production are based on the unique nature of each mine construction project, such as the complexity of the geology and its location. The Company considers various relevant criteria to assess when the mine construction phase is substantially complete and the mine is ready for its intended use. At this point, deferred costs are reclassified from “Mines under construction” to “Producing mines” and “Property, plant and equipment”. Some of the criteria will include, but are not limited, to the following:

•	Completion of a reasonable period of testing of the mine plant and equipment;
•	Ability to produce precious metal in saleable form;
•	Ability to sustain certain levels of ongoing production of precious metals; and
•	Production attaining a reasonable percentage of Mine Plan for a specified period of time.

When a mine enters the production stage, the capitalization of certain construction costs ceases and costs are either regarded as inventory or operating expense, except for new capital costs which are capitalized. Depreciation and depletion commences at this time.

Exploration and Evaluation Expenditures

The application of the Company’s accounting policy for exploration and evaluation expenditures requires judgment in determining whether future economic benefits are likely either from future extraction or sale or where activities have not reached a stage which permits a reasonable assessment of the existence of mineral reserves. The determination of a mineral resource is itself an estimation process that involves varying degrees of uncertainty depending on sub-classification and these estimates directly impact the decision to continue the deferral of exploration and evaluation expenditures. The accounting policy requires management to make certain estimates and assumptions about future events or circumstances, in particular whether an economically viable extraction operation can be established. Estimates and assumptions made may change if new information becomes available. If, after an expenditure is capitalized, information becomes available suggesting that the recovery of this expenditure is unlikely, the amount capitalized is written off in the statement of comprehensive income in the period when the new information becomes available.

Business Combinations

Determination of whether a set of assets acquired and liabilities assumed constitute a business may require the Company to make certain judgments, taking into account all facts and circumstances. Upon acquisition of a set of assets and liabilities, the Company examines the criteria set forth in IFRS 3, Business Combinations (“IFRS 3”). If a transaction does not meet the definition of a business, as defined in IFRS 3, it is accounted for as an asset acquisition.

Critical Estimates and Assumptions in Applying Accounting Policies

Significant assumptions about the future and other major sources of estimation uncertainty as at the end of the reporting period that have a significant risk of resulting in a material adjustment to the carrying amounts of the Company’s assets and liabilities are as follows:

Impairment

At the end of each reporting period, the Company assesses whether any indication of impairment exist. Where an indicator of impairment exists, an estimate of the recoverable amount is made. Determining the recoverable amount requires the use of estimates and assumptions such as long-term commodity prices, discount rates, future capital requirements, exploration potential and operating performance. Changes in circumstances may affect these estimates and the recoverable amount.

Fair value for mineral properties is generally determined as the present value of estimated future cash flows arising from the continued use of the assets, which includes estimates such as the cost of future expansion plans and eventual disposal, using assumptions that an independent market participant would take into account. Cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

Inventories

Net realizable value tests are performed at each reporting date and represent the estimated future sales price of the product the Company expects to realize when the product is processed and sold, less estimated costs to complete production and bring the product to sale.

Stockpiles are measured by estimating the number of tonnes added and removed from the stockpile, the number of contained gold ounces is based on assay data, and the estimated recovery percentage is based on the expected processing method.

Stockpile tonnages are verified by periodic surveys.

Mine Operating Costs

When determining mine operating costs recognized in the Consolidated Statements of Income, the Company makes estimates of quantities of ore within stockpiles and of quantities in-circuit and the recoverable gold in this material to determine the average costs of finished goods sold during the period. Changes in these estimates can result in a change in mine operating costs of future periods and carrying amounts of inventories.

Ore Reserve and Resource Estimates

Ore reserves are estimates of the amount of ore that can be economically extracted from the Company’s mining properties. Estimating the quantities and grades of the reserves and resources requires the size, shape and depth of the ore bodies to be determined by analyzing geological data such as the logging and assaying of drill samples. This process may require complex and difficult geological judgments and calculations to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body.

Because the economic assumptions used to estimate the gold mineral reserves and resources change from year to year, and because additional geological data is generated during the course of operations, estimates of the mineral reserves and resources may change from year to year. Changes in the reserve or resource estimates may impact upon the carrying value of exploration and evaluation assets, mine properties, property, plant and equipment, decommissioning and reclamation, recognition of deferred tax balances and depreciation and amortization charges.

At the end of each financial year, the Company updates its estimate of proven and probable gold mineral reserves and resources. Depreciation of the Company’s mining assets, included within the Mineral properties line item on the Statement of Financial Position, is prospectively adjusted, based on these changes. The Company also monitors the accuracy of the estimate during the periods between annual updates for significant changes to economic assumptions and geological data that could require an interim update to the estimate.

Fair value measurement

The Company measures financial instruments, such as derivatives, at fair value each balance sheet date. The fair values of financial instruments measured at amortized cost are disclosed in Note 22. Also, from time to time, the fair values of non-financial assets and liabilities are required to be determined, e.g., when the entity acquires a business, or where an entity measures the recoverable amount of an asset or cash-generating unit (CGU) at fair value less costs of disposal.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest. A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs. Changes in estimates and assumptions about these inputs could affect the reported fair value.

Taxation

Estimation of deferred taxes includes judgments based on expected performance of the Company. Various factors are considered to assess taxes, including past operating results, operational plans, expiration of tax losses and tax pools carried forward and tax planning strategies.

Decommissioning and Reclamation

The Company’s mining and exploration activities are subject to various environmental laws and regulations. The Company estimates environmental obligations based on the current legal and constructive requirements. The Company provides for the closure, reclamation and decommissioning of its operating and development sites based on the estimated future costs using information available at the reporting date. Provision is made, based on net present values, for decommissioning and land restoration costs as soon as the obligation arises.

Additional Accounting Judgments, Estimates and Assumptions

In addition to the above disclosure on estimates and judgments, the Company has disclosed additional information relating to significant estimates and judgments recognized in the consolidated financial statements throughout the following notes:

Note 9	Mineral Properties
Note 11	Investments
Note 12	Decommissioning and Reclamation
Note 13	Net Royalty Obligation
Note 15	Share-based Compensation
Note 20	Income Taxes
Note 22	Financial Instruments

3.	Significant Accounting Policies:

The accounting policies utilized by Management for the Company and its wholly owned subsidiaries have been applied consistently to all periods presented in these consolidated financial statements, unless otherwise indicated.

CONSOLIDATION PRINCIPLES

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. Subsidiaries are entities controlled by the Company. The Company controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date on which control commences until the date on which control ceases. These consolidated financial statements include the Company’s proportionate share of joint operations. Intercompany transactions have been eliminated on consolidation. The financial statements of the subsidiaries are prepared using the same reporting dates as the Company.

FOREIGN CURRENCY TRANSLATION

The Company’s functional and presentation currency is the Canadian dollar. Transactions denominated in foreign currencies are translated into Canadian dollars at the rate of exchange prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the rate of exchange in effect at the date of the Statement of Financial Position. Non-monetary items are translated at the rate in effect at the date of the transaction. Exchange gains and losses on these transactions are included in profit (loss).

FINANCIAL INSTRUMENTS

Non-derivative Financial Assets

The Company initially recognizes loans and receivables and deposits on the date they originate. All other financial assets (including assets designated at fair value through profit or loss) are recognized initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument.

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred.

Financial assets and liabilities are offset and a net asset amount is presented in the Statement of Financial Position when, and only when, the Company has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

The Company’s non-derivative financial assets include: held-to-maturity financial assets; loans and receivables; and available-for-sale financial assets.

Held-to-maturity financial assets

If the Company has the positive intent and ability to hold debt securities to maturity, then such financial assets are classified as held-to-maturity. Held-to-maturity financial assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, held-to-maturity financial assets are measured at amortized cost using the effective interest method, less any impairment losses. Any sale or reclassification of a more than insignificant amount of held-to-maturity investments not close to their maturity would result in the reclassification of all held-to-maturity investments as available-for-sale, and prevent the Company from classifying investment securities as held-to-maturity for the current and the following two fiscal years.

The Company’s held-to-maturity financial assets are deposits for reclamation costs.

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.

The Company’s loans and receivables are comprised of: cash and cash equivalents; accounts receivable; and short-term investments.

Cash and cash equivalents comprise cash balances and deposits with original maturities of three months or less. Bank overdrafts, if utilized, are repayable on demand, form an integral part of the Company’s cash management and are included as a component of cash and cash equivalents for the purpose of the Statement of Cash Flows. The Company only deposits cash surpluses with major banks of high quality credit standing. Cash on hand earns interest at floating rates based on daily bank deposit rates. Short-term deposits are made for varying periods of between one day and three months, depending on the immediate cash requirements of the Company, and earn interest at the respective short-term deposit rates.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale and are not classified in any of the previous categories of financial assets. Available-for-sale financial assets are recognized initially at fair value plus any directly attributable transaction costs.

Subsequent to initial recognition, these assets are measured at fair value and changes therein, other than impairment losses, are recognized in other comprehensive income and presented within equity. When an investment is derecognized through sale or has an impairment that is other than temporary, the cumulative gain or loss in other comprehensive income is transferred to profit or loss.

The Company’s investments in equity securities are classified as available-for-sale financial assets.

Non-derivative Financial Liabilities

The Company initially recognizes debt securities issued and subordinated liabilities on the date that they originate. All other financial liabilities (including liabilities designated at fair value through profit or loss) are recognized initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument.

The Company derecognizes a financial liability when its contractual obligations are discharged, cancelled or expire.

The Company has the following non-derivative financial liabilities: demand loans; bank overdrafts in the form of a line of credit; accounts payable and accrued liabilities; and the Company’s debenture.

Such financial liabilities are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are measured at amortized cost using the effective interest method.

Share Capital

Common shares

Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares are recognized as a deduction from equity, net of any tax effects.

Flow-through shares

From time to time, the Company may finance a portion of its exploration activities through the issue of flow-through shares. The premium paid for flow through shares in excess of the market value of the shares without the flow-through features at the time of issue is credited to other liabilities and included in income at the time the qualifying expenditures are made.

Debenture

The Company’s debenture, which was retired in May of 2013, was issued with common share purchase warrants. The debenture and common share purchase warrants are presented separately on the Company’s Statement of Financial Position. Transaction costs incurred with the completion of this debenture have been netted against the proceeds received. The liability portion of the debenture has been designated as an other financial liability and was initially recognized at fair value. Subsequent to initial recognition, the debenture is measured at amortized cost using the effective interest method. The common share purchase warrants were initially recognized at fair value and are not re-measured subsequent to initial recognition.

Derivative and Other Financial Instruments

Derivative financial instruments, which include foreign exchange and gold derivative contracts, are not designated as hedges. These instruments are recorded using the mark-to-market method of accounting whereby the instruments are recorded in the consolidated Statement of Financial Position at their fair value as either an asset or liability with changes in fair value recognized in profit or loss. Transaction costs are expensed as incurred.

Effective Interest Rate Method

The Company utilizes the effective interest rate method when accounting for certain of its financial instruments. The effective interest rate method is a method of calculating the amortized cost of a financial asset or a financial liability (or group of financial assets or financial liabilities) and of allocating the interest income or interest expense over the relevant period.  The effective interest rate is the rate that discounts estimated future cash payments or receipts through the expected life of the financial instrument or, when appropriate, a shorter period to the net carrying amount of the financial asset or financial liability.  When calculating the effective interest rate, the Company estimates cash flows considering all contractual terms of the financial instrument.

INVENTORIES

Inventories are comprised of broken ore, gold in-circuit and consumable materials and supplies. Broken ore represents material that, at the time of extraction, the Company expects to process into a saleable form and sell at a profit. Ore is recorded as an asset that is classified within inventory as material is extracted from underground mines. Ore contained in stockpiles is initially measured by estimating the number of tonnes added and removed from the stockpile, and then converted to estimated ounces of gold contained therein based on assay data and applying estimated metallurgical recovery rates (based on the expected processing method). As ore is processed, costs are removed based on recoverable quantities of gold and each stockpile’s average cost per unit.

Ore is accumulated in stockpiles which are subsequently processed into gold dore in a saleable form under a mine plan that takes into consideration optimal scheduling of production of the Company’s reserves, present plant capacity and the market price of gold. Gold contained in the milling circuit represents gold that the Company counts as production but is not yet in a saleable form. Gold contained in the milling circuit and in stockpiled ore on surface is valued at the lower of cost and net realizable value. Costs include labour, equipment costs and operating overhead.

Material and supplies inventory is valued at the lower of cost and net realizable value. Any provision for obsolescence is determined by reference to specific stock items identified as obsolete.

ASSETS HELD FOR SALE

Non-current assets, or disposal groups comprising assets and liabilities, are classified as held-for-sale if it is highly probable that they will be recovered primarily through sale rather than through continuing use.

Such assets, or disposal groups, are generally measured at the lower of their carrying amount and fair value less costs to sell. Any impairment loss on a disposal group is allocated first to goodwill, and then to the remaining assets and liabilities on a pro rata basis, except that no loss is allocated to inventories, financial assets or deferred tax assets, which continue to be measured in accordance with the Company’s other accounting policies. Impairment losses on initial classification as held-for-sale or held-for-distribution and subsequent gains and losses on re-measurement are recognized in profit or loss. Subsequent gains, if any, are not recognized in excess of any cumulative past impairment losses.

Once classified as held-for-sale, intangible assets and property, plant and equipment are no longer amortized or depreciated, and any equity-accounted investee is no longer equity accounted.

MINERAL PROPERTIES

The Company holds various positions in mining interests, including exploration rights, mineral claims, mining leases, unpatented mining leases and options to acquire mining claims or leases. All of these positions are classified as mineral properties for financial statement purposes.

Recognition and Measurement

All costs related to the acquisition, exploration and development of mineral properties and the development of milling assets are capitalized on a property by property basis. These costs include expenditure that is directly attributable to the acquisition of the asset, as well as development costs on producing properties incurred to develop future producing assets. Development costs on producing properties include only expenditures incurred to develop reserves or for delineation of existing reserves. Interest on debt directly related to the acquisition and development of mineral properties is capitalized until commencement of commercial production. Expenditures for maintenance and repairs are charged to operations expenses as incurred. The cost of self-constructed assets includes the cost of materials and direct labour, any other costs directly attributable to bringing the assets to a working condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located, and borrowing costs on qualifying assets. Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses.

The decision to develop a mine property within a project area is based on an assessment of the commercial viability of the property and the availability of financing. Once the decision to proceed to development is made, development and other expenditures relating to the project area are reclassified and disclosed as part of mineral properties with the intention that these will be depreciated by charges against earnings from future mining operations. No depreciation is charged against the property until commercial production commences. After a mine property has been brought into commercial production, costs of additional work on that property are expensed as incurred, except for new development costs which are capitalized.

When material components of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment and depreciated separately.

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment, and are recognized within other income in profit or loss.

Subsequent Costs

The cost of replacing a part of an item of property, plant and equipment is added to the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company, and its cost can be measured reliably. The carrying amount of the replaced part is removed. The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred.

Depreciation and Depletion

Depreciation (on those assets subject to depreciation) is calculated over the depreciable amount (which is the cost of an asset, less its residual value, if any) using either the straight-line method or the units of production method. Depletion is calculated over the net book value using the units of production method. Land is shown at cost and not depreciated or depleted.

Upon commencement of commercial production, the cost of mine development, mine buildings, plant and equipment directly used in production are amortized using the shorter of the unit of production method over estimated recoverable ore reserves or the useful life of the asset. Estimated recoverable ore reserves include proven and probable mineral reserves.

Depreciation methods, useful lives and residual values are reviewed at each financial year end and adjusted if appropriate.

EXPLORATION AND EVALUATION EXPENDITURES

Exploration and evaluation expenditures are those expenditures incurred by the Company in connection with the exploration for and evaluation of mineral resources before the technical feasibility and commercial viability of extracting a mineral resource are demonstrable.

Pre-exploration expenditures are expensed as incurred.

All direct costs related to the acquisition and exploration of resource property interests are capitalized by property. Exploration and evaluation assets include expenditures on acquisition of rights to explore, studies, exploratory drilling, trenching, sampling, and other direct costs related to exploration or evaluation of a project. General and administrative costs are only included in the measurement of exploration and evaluation costs where they are related directly to operational activities in a particular area of interest. Exploration and evaluation assets are initially measured at cost and classified as tangible assets.

An impairment review of exploration and evaluation assets is performed, either individually or at the cash-generating unit (“CGU”) level, when there are indicators that the carrying amount of the assets may exceed their recoverable amounts. To the extent that this occurs, the excess is fully provided for, in the financial period in which this is determined. Exploration and evaluation assets are reassessed on a regular basis and these costs are carried forward provided that at least one of the conditions below is met:

•	such costs are expected to be recouped in full through successful development and exploration of the area of interest or alternatively, by its sale; or
•	exploration and evaluation activities in the area of interest have not yet reached a stage that permits a reasonable assessment of the existence or otherwise of economically recoverable reserves, and active and significant operations in relation to the area are continuing, or planned for the future.

Where a project is determined to be technically or commercially feasible and a decision has been made to proceed with development with respect to a particular area of interest, the relevant exploration and evaluation asset is tested for impairment and the balance is reclassified as a development asset in mineral properties.

LEASES

Leases in terms of which the Company assumes substantially all the risks and rewards of ownership are classified as finance leases. Upon initial recognition the leased asset is measured at an amount equal to the lower of its cost or the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset. Other leases are operating leases and the leased assets are not recognized in the Company’s statement of financial position.

DECOMMISSIONING AND RECLAMATION

The mining, extraction and processing activities of the Company normally give rise to legal and / or a constructive obligation for site closure or environmental restoration. Closure and restoration can include property decommissioning and dismantling, removal or treatment of waste materials, as well as site and land restoration. The Company provides for the closure, reclamation and decommissioning of its operating and development sites based on the estimated future costs using information available at the reporting date. Costs included in the provision comprise all closure and restoration activity expected to occur gradually over the life of the operation and at the time of closure. Routine operating costs that may impact the ultimate closure and restoration activities, such as waste material handling conducted as a normal part of a mining or production process, are not included in the provision.

The amount of the provision recognized is estimated based on the risk adjusted costs required to settle the present obligation, discounted using a pre-tax risk-free discount rate consistent with the probability weighted expected cash flows.

When the provision is initially recorded, a corresponding asset is recognized. At each reporting date the restoration and rehabilitation provisions are remeasured in line with changes in discount rates and timing or amounts of the costs to be incurred.

Changes in the provision relating to mine rehabilitation and restoration obligations, which are not the result of the current production of inventory, are added to or deducted from the related asset, other than the unwinding of the discount which is recognized as a finance cost in the Statements of Income. Changes to the provision for reclamation and remediation obligations related to operating mines, which are not the result of current production of inventory, are recorded with an offsetting change to the related asset. For properties where mining activities have ceased or are in reclamation, changes are charged directly to earnings.

IMPAIRMENT

Financial Assets

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset and that the loss event will have a negative effect on the estimated future cash flows of that asset.

Objective evidence that financial assets (including equity securities) are impaired can include default or delinquency by a debtor, restructuring of an amount due to the Company on terms that the Company would not consider otherwise, indications that a debtor or issuer will enter bankruptcy, or the disappearance of an active market for a security. In addition, for an investment in an equity security, a significant or prolonged decline in its fair value below its cost is objective evidence of impairment.

At the end of each reporting period, the Company assesses whether there is objective evidence that a financial asset or group of financial assets is impaired. With respect to available-for-sale securities, for which unrealized gains and losses are generally recognized in Other Comprehensive income (“OCI”), a significant or prolonged decline in the fair value of the investment below its cost may be evidence that the assets are impaired. If objective evidence of impairment were to exist, the impaired amount (i.e. the unrealized loss) would be recognized in profit (loss); any subsequent reversals would be recognized in OCI and would not flow back into profit (loss).

Impairment losses on available-for-sale investment securities are recognized by transferring the cumulative loss that has been recognized in other comprehensive income, and presented in unrealized gains/losses on available-for-sale financial assets in equity, to profit or loss. The cumulative loss that is removed from other comprehensive income and recognized in profit or loss is the difference between the acquisition cost, net of any principal repayment and amortization, and the current fair value, less any impairment loss previously recognized in profit or loss.

If, in a subsequent period, the fair value of an impaired available-for-sale investment security increases and the increase can be related objectively to an event occurring after the impairment loss was recognized in profit or loss, then the impairment loss is reversed, with the amount of the reversal recognized in profit or loss. However, any subsequent recovery in the fair value of an impaired available-for-sale equity security is recognized in other comprehensive income.

Non-Financial Assets

The carrying amounts of the Company’s non-financial assets, other than inventories, deferred tax assets, and exploration and evaluation assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs of disposal.

Fair value less costs of disposal is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. Fair value for mineral assets is generally determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset, including any expansion prospects, and its eventual disposal, using assumptions that an independent market participant would take into account. These cash flows are discounted by an appropriate discount rate to arrive at a net present value of the asset.

Value in use is determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset in its present form and its eventual disposal. Value in use is determined by applying assumptions specific to the Company’s continued use and cannot take into account future development. These assumptions are different than those used in calculating fair value and consequently the value in use calculation is likely to give a different result (usually lower) than a fair value calculation. The estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets.

An impairment loss is recognized if the carrying amount of an asset or CGU exceeds its recoverable amount. Impairment losses are recognized in profit (loss). Impairment losses recognized in respect of CGUs are allocated first to reduce the carrying amount of goodwill, if any, allocated to the units, and then to reduce the carrying amounts of the other assets in the unit (group of units) on a pro rata basis.

Impairment losses recognized in prior periods are assessed at each reporting date whenever events or changes in circumstances indicate that the impairment may have reversed. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. A reversal of an impairment loss is recognized immediately in profit (loss).

PROVISIONS

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognized as finance cost.

EMPLOYEE FUTURE BENEFITS

Short-term Employee Benefits

Short-term employee benefit obligations are expensed as the related service is provided. A liability is recognized for the amount expected to be paid under short-term cash bonus plans if the Company has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

Share-based Payments

The Company has two stock-based compensation plans which are described further in Note 15(a) and 15(b).

Stock Option Plan

The Company accounts for all stock option awards using the fair-value method of accounting. Under this method, the Company recognizes compensation expense for the stock options granted based on their grant date fair value, which is determined using the Black-Scholes option pricing model. The fair value of the option is expensed over the vesting period with a corresponding amount recorded as contributed surplus. Consideration received on the exercise of stock options is recorded as share capital and the related contributed surplus is transferred to share capital.

Employee Share Purchase Plan

Under the Employee Share Purchase Plan (“ESPP”), compensation expense is recognized as the fair value of the shares granted under the plan and is recognized over the one year vesting period pursuant to the ESPP. Consideration received from the ESPP is recorded as share capital and amounts recorded in contributed surplus related to the fair value of the shares granted under the plan are transferred to share capital upon the issuance of shares. Shares issued pursuant to the ESPP are valued for accounting purposes using the Black-Scholes option pricing model using variables in effect at the grant date.

Deferred Share Unit Plan

The Company’s Deferred Share Unit (“DSU”) Plan is a cash-settled plan. For cash-settled plans, the fair value of the amount payable to eligible individuals is recognized as an expense, with a corresponding increase in liabilities, over the period that the individuals unconditionally become entitled to payment. The liability is re-measured at each reporting date and at the settlement date. Any changes in the fair value of the liability are recognized as employee benefit expense in earnings.

TERMINATION BENEFITS

Termination benefits are expensed at the earlier of when the Company can no longer withdraw the offer of those benefits and when the Company recognizes costs for a restructuring. If benefits are not expected to be settled wholly within 12 months of the end of the reporting period, then they are discounted.

REVENUE RECOGNITION

Revenue from the sale of precious metals is recognized when the significant risks and rewards of ownership have passed to the customer. This is when persuasive evidence of an arrangement exists, title and insurance risk passes to the customer, collection is reasonably assured and the price is reasonably determinable.

LEASE PAYMENTS

Payments made under operating leases are recognized in profit or loss on a straight-line basis over the term of the lease. Lease incentives received are recognized as an integral part of the total lease expense, over the term of the lease.

Minimum lease payments made under finance leases are apportioned between the finance expense and the reduction of the outstanding liability. The finance expense is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

INCOME TAXES

Income tax expense is comprised of current and deferred taxes. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

Current

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantially enacted at the reporting date, and any adjustments to tax payable in respect of previous years.

Deferred

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Tax Exposures

In determining the amount of current and deferred tax, the Company takes into account the impact of uncertain tax positions and whether additional taxes and interest may be due. This assessment relies on estimates and assumptions and may involve a series of judgments about future events. New information may become available that causes the Company to change its judgment regarding the adequacy of existing tax liabilities; such changes to tax liabilities will impact tax expense in the period that such a determination is made.

EARNINGS PER SHARE

The Company presents basic and diluted earnings per share (“EPS”) data for its common shares. Basic per share amounts are calculated using the weighted average number of shares outstanding during the period. Diluted per share amounts are calculated based on the treasury-stock method, which assumes that any proceeds obtained on exercise of options and warrants, along with any unrecognized stock-based compensation, would be used by the Company to repurchase common shares at the average market price during the period. The weighted average number of shares outstanding is then adjusted by the net change.

4.	Accounting Standards:

Changes in Accounting Policies

The Company has adopted the following new standards, along with any consequential amendments, effective January 1, 2013. These changes were made in accordance with the applicable transitional provisions.

Consolidated Financial Statements

In May 2011, the IASB issued IFRS 10, Consolidated Financial Statements. This new standard defines the principle of control and establishes control as the basis for determining which entities are included in consolidated financial statements. The principle of control is based on three criteria: power over the investee; exposure to variable returns from involvement in the investee; and the ability of the investor to use its power to affect the amount of its returns. The standard requires control of an investee to be reassessed when the facts and circumstances indicate that there have been changes to one or more of the criteria for determining control. This new standard supersedes the requirements relating to consolidated financial statements in IAS 27, Consolidated and Separate Financial Statements (as amended in 2009) and SIC-12, Consolidation – Special Purpose Entities. The adoption of IFRS 10 did not result in any change in the consolidation status of any of the Company’s subsidiaries.

Joint Arrangements

IFRS 11, Joint Arrangements, was issued to replace IAS 31, Interests in Joint Ventures. Under IFRS 11, joint arrangements are classified as either joint operations or joint ventures. Parties to a joint operation retain the rights and obligations to individual assets and liabilities of the operation, while parties to a joint venture have rights to the net assets of the venture. Any arrangement which is not structured through a separate entity or is structured through a separate entity but such separation is ineffective such that the parties to the arrangement have rights to the assets and obligations for the liabilities will be classified as a joint operation. Joint operations shall be accounted for in a manner consistent with jointly controlled assets and operations whereby the Company’s contractual share of the arrangement’s assets, liabilities, revenues and expenses are included in the consolidated financial statements. Any arrangement structured through a separate vehicle that does effectively result in separation between the Company and the arrangement shall be classified as a joint venture and accounted for using the equity method of accounting. The adoption of this standard did not have an impact on the Company’s consolidated financial statements.

Disclosure of Interests in Other Entities

In May 2011, the IASB issued IFRS 12, Disclosure of Interests in Other Entities. This new standard requires enhanced disclosures about an entity’s interest in subsidiaries, joint arrangements, associates and unconsolidated structured entities. IFRS 12 contains new disclosure requirements for interests the Company has in subsidiaries, joint arrangements, associates and unconsolidated structured entities. Required disclosures aim to provide readers of the financial statements with information to evaluate the nature of and risks associated with the Company’s interests in other entities and the effects of those interests on the Company’s financial statements. The adoption of IFRS 12 resulted in incremental disclosures in the Company’s annual consolidated financial statements.

Fair Value Measurement

In May 2011, the IASB published IFRS 13, Fair Value Measurement. IFRS 13 replaces fair value measurement guidance contained in individual IFRSs, providing a single source of fair value measurement guidance. The standard provides a framework for measuring fair value and establishes new disclosure requirements to enable readers to assess the methods and inputs used to develop fair value measurements and for recurring valuations that are subject to measurement uncertainty, the effect of those measurements on the financial statements. The Company has adopted IFRS 13 on a prospective basis and has added additional disclosures on fair value measurement in Note 22.

Presentation of Financial Statements

In June 2011, the IASB issued an amendment to IAS 1, Presentation of Items of OCI: Amendments to IAS 1 Presentation of Financial Statements. The amendments stipulate the presentation of net profit and OCI and also require the Company to group items within OCI based on whether the items may be subsequently reclassified to profit or loss. Amendments to IAS 1 are effective for annual periods beginning on or after July 1, 2012. As a result of the adoption of the amendments to this standard, the Company has modified the presentation of items in OCI in its statement of profit or loss and OCI, to present separately items that would be reclassified to profit or loss from those that would never be. Comparative information has been re-presented accordingly.

Investments in Associates and Joint Ventures

In May 2011, the IASB issued amendments to IAS 28, Investments in Associates and Joint Ventures. Amendments to IAS 28 provide additional guidance applicable to accounting for interests in joint ventures or associates when a portion of an interest is classified as held for sale or when the Company ceases to have joint control or significant influence over an associate or joint venture. When joint control or significant influence over an associate or joint venture ceases, the Company will no longer be required to re-measure the investment at that date. When a portion of an interest in a joint venture or associate is classified as held for sale, the portion not classified as held for sale shall be accounted for using the equity method of accounting until the sale is completed at which time the interest is reassessed for prospective accounting treatment. The adoption of the amendments to IAS 28 did not have a material impact on the Company’s consolidated financial statements.

Financial Instruments: Disclosures

In December 2011, the IASB published Offsetting Financial Assets and Financial Liabilities and issued new disclosure requirements in IFRS 7 Financial Instruments: Disclosures. The amendments to IFRS 7 contain new disclosure requirements for financial assets and liabilities that are offset in the statement of financial position, or subject to master netting arrangements or similar arrangements. The effective date for the amendments to IFRS 7 is annual periods beginning on or after January 1, 2013. These amendments are to be applied retrospectively. The amendments to IFRS 7 did not have a material impact on the Company’s consolidated financial statements.

Future Changes in Accounting Policies

The standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Company’s financial statements are disclosed below. These are the changes that the Company reasonably expects will have an impact on its disclosures, financial position or performance when applied at a future date. The Company intends to adopt these standards, if applicable, when they become effective.

Offsetting Financial Assets and Liabilities

In December 2011, the IASB published Offsetting Financial Assets and Financial Liabilities and issued new disclosure requirements in IFRS 7 Financial Instruments: Disclosures. The amendments to IAS 32 clarify that an entity currently has a legally enforceable right to set-off if that right is not contingent on a future event, and enforceable both in the normal course of business and in the event of default, insolvency or bankruptcy of the entity and all counterparties. The amendments to IAS 32 also clarify when a settlement mechanism provides for net settlement or gross settlement that is equivalent to net settlement. The effective date for the amendments to IAS 32 is annual periods beginning on or after January 1, 2014. These amendments are to be applied retrospectively. The amendments to IAS 32 are not anticipated to have a material impact on the Company’s consolidated financial statements.

Financial Instruments

IFRS 9, Financial Instruments (“IFRS 9”), was issued by the IASB on November 12, 2009 and will replace IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2015. The Company is currently evaluating the impact of IFRS 9 on its financial statements.

IFRIC 21 Levies

IFRIC 21, Levies (“IFRIC 21”), clarifies that an entity recognizes a liability for a levy when the activity that triggers payment, as identified by the relevant legislation, occurs. For a levy that is triggered upon reaching a minimum threshold, the Interpretation clarifies that no liability should be anticipated before the specified minimum threshold is reached. IFRIC 21 is effective for annual periods beginning on or after 1 January 2014, with early application permitted. The adoption of IFRIC 21 may have an impact on the Company’s accounting for production and similar taxes, which do not meet the definition of an income tax in IAS 12. The Company is still assessing and quantifying the effect.

5.	Determination of Fair Values:

A number of the Company’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and or disclosure purposes based on the methods described below. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

Investments in Equity Securities and Debt Securities

The fair value of the Company’s available-for-sale financial assets is determined by reference to their quoted closing bid price at the reporting date.

Derivatives

The fair value of the Company’s forward exchange contracts are estimated based on appropriate price modeling commonly used by market participants. Such modeling uses discounted cash flow analysis with observable market inputs including future interest rates, implied volatilities and the credit risk of the Company or the counterparties as appropriate, with resulting valuations periodically validated through third-party or counterparty quotes.

Share-based payment transactions

The fair value of issuances under the Company’s employee share purchase plan, and stock option plan are measured using the Black-Scholes option pricing model. Measurement inputs include share price on measurement date, exercise price of the instrument, expected volatility (based on weighted average historic volatility adjusted for changes expected due to publicly available information), weighted average expected life of the instruments (based on historical experience and general option holder behavior) and the risk-free interest rate (based on government bonds).

6.	Short-term Investments:

December 31	2013	2012

Short-term Investments	$1,500	$-
Available-for-sale securities reclassified from long-term (Note 11)	143	-
Short-term Investments	$1,643	$-

Short-term investments are denominated in Canadian dollars, are comprised of instruments with terms to maturity between three and 12 months. At December 31, 2013, the Company’s short-term investment had a stated interest rate of 1.20 percent. Short-term investments are classified as loans and receivables for financial instrument purposes (Note 22).

The Company’s available-for-sale securities at December 31, 2013 have been reclassified from long-term investments to current due to Management’s plan to divest of these non-core assets in the next 12 months.

7.	Inventories:

Details of the Company’s inventories are as follows:

December 31	2013	2012

Gold in-circuit (1) (2)	$2,522	$3,616
Stockpiled ore (1) (2)	1,838	1,191
Materials and supplies (3)	16,205	14,371
Inventories	$20,565	$19,178

(1)	For the year ended December 31, 2013, depreciation and depletion of $1.7 million is included in the above noted balances (December 31, 2012 - $1.6 million).
(2)	For the year ended December 31, 2013, there was a $1.8 million write-down of gold inventory (December 31, 2012 – nil).
(3)	There was no write-down or reversal of write-down of materials and supplies inventory for the year ended December 31, 2013 or for the year ended December 31, 2012.

8.	Assets Held for Sale:

During 2013, as part of its strategy to focus on the Seabee Gold Operation and to minimize corporate expenditures, Claude adopted a plan to sell its Madsen Property (“Madsen”). Under IFRS, non-current assets, that are expected to be recovered primarily through sale rather than through continuing use, are classified as held for sale; as at December 31, 2013, Madsen met the criteria to be classified as held for sale. The Company presents assets held for sale separately from the Company’s other assets; liabilities associated with assets held for sale are also presented separately from the Company’s other liabilities. Immediately before classification as held for sale, Madsen was re-measured at the lower of its carrying amount and fair value less costs to sell (Note 10(b)). In addition, cash flows of Madsen have been presented as a net decrease in cash and cash equivalents from assets held for sale of $1.7 in the Consolidated Statements of Cash Flows.

The sale of the Madsen Gold Project was completed in the first quarter of 2014 (Note 24(a)).

9.	Mineral Properties:

Details of the Company’s property, plant and equipment included in mineral properties are as follows:

	Property		Exploration
	acquisition	Buildings,	And
	and mine	plant and	evaluations
	development	equipment	assets	Total

Cost

Balance at January 1, 2011	$120,847	$104,302	$67,456	$292,605
Additions	25,548	16,767	13,593	55,908
Transfers between groups	15,757	-	(15,757)	-
Balance at December 31, 2011	$162,152	$121,069	$65,292	$348,513
Additions	21,607	20,192	32,514	74,313
At December 31, 2012	183,759	141,261	97,806	422,826
Additions	18,214	7,081	7,708	33,003
Reclassification to held for sale	(1,469)	(1,059)	(53,302)	(55,830)
At December 31, 2013	$200,504	$147,283	$52,212	$399,999

Depreciation and impairment losses

Balance at January 1, 2011	$98,034	$81,597	$6,495	$186,126
Depreciation	5,482	6,260	-	11,742
Impairment	-	-	851	851
Balance at December 31, 2011	$103,516	$87,857	$7,346	$198,719
Depreciation	7,554	8,951	-	16,505
At December 31, 2012	111,070	96,808	7,346	215,224
Depreciation	10,927	11,879	-	22,806
Impairment (Note 10)	22,059	277	41,499	63,835
Reclassification to held for sale	-	(1,059)	(41,351)	(42,410)
At December 31, 2013	$144,056	$107,905	$7,494	$259,455

Carrying amounts

At December 31, 2011	$58,636	$33,212	$57,946	$149,794
At December 31, 2012	$72,689	$44,453	$90,460	$207,602
At December 31, 2013	$56,448	$39,378	$44,718	$140,544

Exploration properties

Amounts reflected for exploration properties not in commercial production represent costs incurred to date, net of impairments, and are not intended to reflect present or future values. The recoverability of these costs is dependent upon the discovery of economically recoverable ore reserves and the ability to obtain necessary financing for the development of future profitable production from the properties or realization of sufficient proceeds from the disposition of the properties.

At December 31, 2013, the Company reviewed its exploration and evaluation assets individually for indicators of impairment. Management believes that the Company’s exploration and evaluation assets have not yet reached a stage that permits a reasonable assessment of the economically recoverable reserves. In addition, exploration activities in relation to these assets are continuing or planned for the future. As such, no indicators that the carrying amount of these assets may exceed their recoverable amount were noted.

During 2011, the Company transferred exploration and evaluations assets related to the Santoy 8 to mine development costs upon the property achieving technical feasibility and economic viability. In accordance with IFRS, the Company tested these costs for impairment upon transfer to mine development and determined that no impairment charge was required. Fair value less costs to sell was used to assess impairment and was determined using a discounted cash flow approach that incorporated marketplace participant assumptions. The cash flows were discounted over an 8 year period at a post-tax rate of 11.3 percent.

Leased machinery

The Company leases production equipment under a number of finance lease agreements. Some leases provide the Company with the option to purchase the equipment at a beneficial price. Some leases are for specialized equipment and in these leases the Company can cancel the leases at its option, but is responsible for reimbursing the lessor for any losses incurred. The leased equipment secures lease obligations (see Note 14). At December 31, 2013 the carrying amount of assets under finance leases included in buildings, plant and equipment was $3.0 million (December 31, 2012: $5.1 million).

Security

The Company’s demand loans (Note 14) were utilized for the purchases of specialized equipment. The equipment purchased secures the obligations under these demand loans. At December 31, 2013 the carrying amount of assets utilized as security under demand loans included in buildings, plant and equipment was $7.5 million (December 31, 2012: $8.9 million).

The Company’s Term loan (Note 14) is secured by a general security agreement covering all of the Company’s assets, except those subordinated to bank debt.

Capitalized interest

Debenture interest costs of $0.2 million for the year ended December 31, 2013 (December 31, 2012 - $0.5 million; December 31, 2011 - $0.5 million) relating to the Madsen project have been capitalized in accordance with the Company’s accounting policy prior to the classification of this project as assets held for sale.

Mine Operating Costs by Function

December 31	2013	2012	2011

Production costs	$44,051	$48,535	$40,542
Depreciation and depletion	22,949	15,681	11,407
Impairments (Note 10)	63,835	-	851
(Gain) on sale of exploration property	-	-	(1,131)
	$130,835	$64,216	$51,669

10.	Impairment Loss

The Company’s accounting policy requires assessment whether any indication of impairment exists at each of its mineral properties at the end of each reporting period.

(a) Seabee Gold Operation

During 2013, due to revised assumptions relating to future production from the Seabee Gold Operation during the third quarter, it was determined that there were indicators of impairment and an estimate of the recoverable amount of the Company’s mineral properties was completed. This assessment was done at the Cash Generating Unit (“CGU”) level, which is the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets. Fair Value Less Costs of Disposal (“FVLCD”) of the Company’s CGU was determined by calculating the net present value of the future cash flows expected to be generated by the CGU. Determining the recoverable amount required the use of estimates and assumptions such as long-term commodity prices, discount rates, future capital requirements, exploration potential and operating performance. The estimates of future cash flows were derived from the Company’s most recent Life of Mine Plan (“LOMP”) utilizing an average estimated long-term gold price of $1,435 per ounce to estimate future revenues. The future cash flows of the Company’s CGU were discounted using a real weighted average cost of capital (“WACC”) of 7.75 percent after taking into account the location, market risk and various other factors deemed applicable to the project.

Based on the Company’s estimate of FVLCD, total impairment losses of $22.2 million were recognized during 2013 because the carrying amount of the Company’s Seabee Gold Operation CGU exceeded its recoverable amount; as such, the Company’s Mineral properties balance was reduced by the amount of the impairment with a corresponding charge recognized in profit (loss).

During the year ended December 31, 2012, the Company tested its CGUs for indicators of impairment and determined that the fair value less costs of disposal of the Company’s CGUs (the Seabee Gold Mine and the Santoy Mine Complex) were greater than the carrying value; as such, an impairment charge was not required. Fair value less cost to sell was determined using a discounted cash flow approach that incorporated marketplace participant assumptions. While testing the Seabee Gold Mine for impairment, the Company reviewed and concluded that a reversal of the January 1, 2010 impairment charge of $13.1 million was not warranted because indicators of reversal were not present.

(b) Madsen Property

During 2013, the Company’s Madsen assets were classified as held for sale. Non-current assets, or disposal groups comprised of assets and liabilities, that are expected to be recovered primarily through sale rather than through continuing use, are classified as held for sale. Immediately before classification as held for sale, the assets, or components of a disposal group, are re-measured at the lower of their carrying amount and fair value less costs to sell, with the exception of financial assets and deferred income tax assets, which continue to be measured in accordance with the Company’s accounting policies. Based on the Company’s estimate of FVLCS, an impairment loss was recognized as the carrying amount of the Company’s Madsen Property exceeded its recoverable amount by $37.3 million; as such, the Company’s Mineral properties balance was reduced by the amount of the impairment with a corresponding charge recognized in profit (loss). An additional impairment charge of $4.3 million was recognized in the fourth quarter in conjunction with the sale of the Madsen assets.

The sale of Madsen closed in the first quarter of 2014 (Note 24(a)).

11.	Investments:

December 31	2013	2012	2011

Available-for-sale securities, beginning of year	$378	$2,854	$4,328
Disposition of available-for-sale securities	-	(1,565)	(197)
Acquisition of available-for-sale securities (1)	-	-	1,131
Write-down of available-for-sale securities	(284)	(993)	(74)
Unrealized gain on available-for-sale securities	49	82	(2,334)
	143	378	2,854
Reclassification to current (Note 6)	(143)	-	-
Available-for-sale securities, end of year	$-	$378	$2,854

(1)	The acquisition in 2011 related to shares in a public company received as settlement for Claude’s disposition of a mineral property interest.

During 2013, the Company reviewed its portfolio of available-for-sale securities in order to assess whether there was objective evidence of impairment. Factors considered in the Company’s assessment included the length of time and extent to which fair value was below cost and current conditions specific to the investment. During 2013, the Company concluded that objective evidence of impairment existed for certain of its available-for-sale investments and, as a result, the unrealized loss of $0.3 million, which was included in Other comprehensive income, was charged against profit. At December 31, 2013, no further impairment charges were recorded on the Company’s available-for-sale securities.

By holding these available-for-sale securities, the Company is exposed to various risk factors including market price risk and liquidity risk (Note 22).

Subsequent to December 31, 2013 (Note 24(a)), pursuant to the Company’s sale of the Madsen Gold Project to Laurentian, Claude received 9,776,885 shares of Laurentian.

12.	Decommissioning and Reclamation:

The Company’s decommissioning and reclamation costs consists of reclamation and closure costs. Mineral property obligations were determined using discount rates ranging from 1.73 to 2.77 percent. Expected undiscounted payments of future obligations are $10.1 million over the next 5 to 14 years. During 2013, an accretion expense of $0.2 million has been charged (2012 - $0.2 million; 2011 - $0.2 million), augmented by revisions made to the decommissioning and reclamation costs, resulting in a decrease in the overall carrying amount of the provision. Changes to the provision during the year ended December 31, 2013 are as follows:

December 31	2013	2012	2011

Decommissioning and reclamation provision, beginning of year	$9,163	$9,713	$4,810
Accretion	182	175	166
Revisions due to change in estimates and discount rate	(673)	(725)	4,737
	8,672	9,163	9,713
Amount re-classified to Liabilities related to assets held for sale	(2,225)	-	-
Decommissioning and reclamation provision, end of year	$6,447	$9,163	$9,713

As required by regulatory authorities, the Company has provided letters of credit as security for reclamation related to its properties in the amount of $2.2 million (December 31, 2012 - $2.2 million). As security for these letters of credit, the Company has provided investment certificates in the amount of $2.2 million (December 31, 2012 - $2.2 million).

During 2013 (and subsequent to December 31, 2013), the Company has been updating its decommissioning and reclamation plans. It is expected that additional security of approximately $4.5 million will need to be provided to the applicable regulatory authorities.

As filed with the Government of Saskatchewan’s Ministry of Environment, the Company estimated in its 2013 Mine Closure Plan the closure costs at the cessation of mining at its Seabee Mine at $6.1 million. Actual costs of completing the reclamation of the mine site may be higher than those estimated. The Company has issued letters of credit in favor of the Ministry of Environment in the amount of $1.6 million in support of its obligations. The letters of credit are secured by investment certificates. The Company has received approval to incrementally fund its remaining closure cost obligations over the next five years as follows: 2014 - $0.5 million; 2015 - $0.5 million; 2016 - $1.0 million; 2017 - $1.0 million; and 2018 - $1.5 million.

13.	Net Royalty Obligation:

(a) Royalty Agreements

During each of 2004, 2005, 2006 and 2007, the Company entered into separate Royalty Agreements (“Agreements”) whereby it sold a basic royalty on a portion of the gold production at its Seabee Gold Operation. The Company received cash consideration consisting of royalty income, indemnity fee income and interest income.

Under the terms of the Agreements, the Company is required to make royalty payments at fixed amounts per ounce of gold produced; these amounts vary over the term of the respective Agreements. A portion of the cash received at the inception of the respective agreements was placed with a financial institution; in return, the Company received a restricted promissory note. The Company utilizes interest earned from the restricted promissory notes and, if necessary, a portion of the principal to fund the basic royalty payments pursuant to each agreement. Over the life of the royalty agreements, it is expected that interest earned and principal from the restricted promissory notes will be sufficient to fund the expected basic royalty payments.

The Company has the legal right of offset and the intention to settle on a net basis. As such, the Company has presented these transactions on a net basis on the Statements of Financial Position.

	Note	2004 Agreement	2005 Agreement	2006 Agreement	2007 Agreement	Total

Restricted Promissory Notes

Principal Balance (1)	(b)	6,776	14,337	36,482	26,159	83,754
Interest receivable (1)		407	752	2,232	1,600	4,991
Interest Rate		6 percent	6 percent	7 percent	7 percent
Maturity		DEC 10, 2014	FEB 15, 2015	FEB 15, 2016	FEB 15, 2017

Royalty Payments

Royalty Rate per ounce of gold produced (2)		$13.29 to $24.53	$26.72 to $112.45	$69.69 to $198.95	$40.56 to $147.05
Royalty payable (current) (1)	(b)	314	670	2,219	1,579	4,782
Royalty obligation payable (long-term) (1)	(b)	6,911	14,529	36,527	26,275	84,242

	Note	2004 Agreement	2005 Agreement	2006 Agreement	2007 Agreement	Total

Net Profit Interest	(c)	-	-	-	-	-

Applicable years		2010-2014	2011-2015	2012-2016	2013-2017
Percent		2.50, 3.00 or 4.00	1.00, 2.00 or 3.00	3.75, 4.00 or 4.25	3.50, 3.70 or 3.90
Price of gold thresholds		$800, $900 or $1,200	$875, $1,075 or $1,275	$975, $1,175 or $1,375	$1,250, $1,500 or $1,675

(1)	At December 31, 2013.
(2)	Over the remaining life of the respective agreements.

(b) Net Royalty Obligation

The following schedule outlines the different components of the transaction that are presented net on the Company’s consolidated Statements of Financial Position:

December 31	2013	2012

Current portion
Assets
Interest receivable on Restricted promissory notes	$4,991	$5,013
Restricted promissory note (2004 agreement)	6,776	-
	11,767	5,013

Liabilities
Current portion of deferred revenue	1,075	1,038
Interest payable on royalty obligations	4,782	4,811
Royalty obligation (2004 agreement)	6,911	-
	$12,768	$5,849

Net royalty obligation (current)	(1,001)	(836)

December 31	2013	2012

Long-term portion
Assets
Restricted promissory notes	$76,978	$84,110

Liabilities
Deferred revenue	1,473	2,542
Royalty obligation	77,331	84,773
	$78,804	$87,315

Net royalty obligation (long-term)	(1,826)	(3,205)

Total net royalty obligation	$(2,827)	$(4,041)

The interest income and the indemnity fees received by the Company are being amortized into income over the prepayment period and the life of the respective agreements. The interest income and the indemnity fees are netted against interest expense and are reflected in “Financing expense” on the consolidated statement of income.

(c) NPI Payment

In addition to the royalty, the Company granted a net profit interest (“NPI”) of varying percentages, payable only if gold prices exceed a pre-determined threshold. Prior to any NPI payment, the Company is entitled to first recover the NPI expenditures (including capital expenditures), working capital, operating losses, interest charges and asset retirement obligations relating to the production of ore at the Seabee Operation. These expenditures are calculated on a cumulative basis from the commencement of the individual agreements. At December 31, 2013, the cumulative carry forward amounts remained in a deficiency position under each of the agreements and no payments are expected during 2014 or 2015.

(d) Call and Put

Under certain circumstances, a 100 percent owned subsidiary of Claude will have the right to purchase (“Call”) the equity of the holder of the royalties or right to receive the royalties at an amount no greater than the fair market value thereof at the time of the Call. The Call price will be paid from the balance owing to the Company under the promissory notes. Under certain circumstances, the purchaser of the royalties will have the right to sell (“Put”) their interest in the royalty to the Company at an amount no greater than the fair market value thereof at the time of the Put. However, such right is subject to the subsidiary of Claude’s pre-emptive right to exercise the Call in advance of any Put being exercised and completed.

14.	Loans and Borrowings:

This note provides information about the contractual terms of the Company’s interest-bearing loans and borrowings, which are measured at amortized cost. For more information about the Company’s exposure to interest rate and liquidity risk, see Note 22.

December 31		2013	2012

Current liabilities
Demand loans	(a)	$2,950	$5,337
Current portion of finance lease liabilities	(b)	291	1,495
Current portion of term loan	(c)	23,628	-
Debenture	(d)	-	9,665
Revolving loan	(e)	5,000	-
		$31,869	$16,497

December 31		2013	2012

Non-current liabilities
Finance lease liabilities	(b)	$-	$291
Term loan	(c)	23,628	-
Less current portion	(c)	(23,628)
		$-	$291

The Company was not in compliance with certain financial covenant requirements of the Term Loan as at December 31, 2013 (Note 14(c)). As such, the amortized cost of this facility has been reclassified as a current liability. Subsequent to December 31, 2013, the Company obtained a waiver from the lender and entered into a Waiver and Credit Amendment Agreement (“Amending Agreement”) to make certain amendments to the original Credit Agreement (Note 24(b), Note 24(d)).

(a) Demand Loans

Terms and conditions of the Company’s outstanding demand loans are as follows:

December 31	2013	2012

Demand loans, repayable in consecutive monthly blended payments of $214,893 including interest at prime plus 1.50 percent, due between January and April 2015	$2,950	$5,337
	$2,950	$5,337

The demand loans are secured by a general security agreement covering all assets of the Company. At December 31, 2013 the carrying amount of assets under demand loans included in buildings, plant and equipment was $7.5 million (December 31, 2012: $8.9 million).

(b) Finance Lease Liabilities

The Company has finance lease lines of credit outstanding which bear interest at prime plus 1.5 percent; the prime rate at December 31, 2013 was 3 percent.

Obligations under finance leases bear interest between 5.4 percent and 5.5 percent per annum, are due between January and March 2014 and are secured by the leased equipment. The estimated principal repayments on the leases are as follows: 2014 - $291.

	Present Value of		Future Value of
	Minimum Lease		Minimum Lease
	Payments	Interest	Payments
	DEC 31	DEC 31	DEC 31
	2013	2013	2013

Less than one year	$291	$2	$293

	Present Value of		Future Value of
	Minimum Lease		Minimum Lease
	Payments	Interest	Payments
	DEC 31	DEC 31	DEC 31
	2012	2012	2012

Less than one year	$1,495	$56	$1,551
Between one and five years	291	2	293
	$1,786	$58	$1,844

The Company’s finance leases are secured by a general security agreement. At December 31, 2013 the carrying amount of assets under finance leases included in buildings, plant and equipment was $3.0 million (December 31, 2012: $5.1 million).

(c) Term Loan

Terms

On April 5, 2013, the Company executed an agreement for a five-year $25.0 million term loan (the “Term Loan”) with Crown Capital Partnership Inc. (“CCP”). Interest is fixed at 10 percent, compounds monthly and is payable monthly. Principal payments will begin in May 2014 and will be payable monthly. The maturity date of the Term Loan is 60 months from closing.

Repayment Schedule

The tables below represent scheduled repayment and maturity of the Term Loan over the next five years.

Period	Monthly Amount	Annual Amount
Months 1 – 12	NIL	NIL
Months 13 – 59	$300,000	$3,600,000
Due at Maturity		$10,900,000

	Term Loan		Future Value of
	Principal		Term Loan
	Payments	Interest	Payments
	DEC 31	DEC 31	DEC 31
	2013	2013	2013

Less than one year	$2,400	$2,430	$4,830
Between one and five years	22,600	5,593	28,193
	$25,000	$8,023	$33,023

The Term Loan is subordinate to all of the Company’s other short-term and long-term Loans and borrowings and contains early retraction and redemption provisions. After 12 months following the closing of this arrangement, the Company has the right to prepay the term loan subject to a prepayment fee (calculated on the amount being prepaid) of:

Months Following Closing	Prepayment Fee
Months 13 – 24	2%
Months 25 – 36	1%
Months 37 – 60	0%

In conjunction with the closing of this Term Loan, the Company granted 5,750,000 common share purchase warrants priced at $0.70 per common share purchase warrant (Note 14(d)). These common share purchase warrants are exercisable by the holder, in whole or in part, at any time from closing until five years following closing. The value of the common share purchase warrants associated with the term loan on the date of issuance was $1.0 million. Subsequent to December 31, 2013, pursuant to a credit agreement waiver agreement with CCP, these warrants were cancelled for consideration of $1.0 million, which was paid in common shares of the Company (Note 24(b), Note 24(d)).

The Company incurred $1.6 million of closing costs, including the value of the common share purchase warrants noted above, associated with the completion of this Term Loan. These costs reduce the carrying value of the Term Loan and will be amortized using the effective interest rate method at an effect rate of approximately 12 percent over the five year period of the Term Loan.

December 31	2013	2012

Term loan	$25,000	$-
Less:		-
Closing costs	(672)	-
Warrant valuation	(955)
	23,373	-
Add: Amortization of closing costs	255	-
	23,628
Current portion	(23,628)
	$-	$-

Breach of Covenant

Claude’s Term Loan contains certain covenants stating that at the end of each fiscal quarter, the Company must maintain a current ratio of not less than 1.25, a minimum cash flow coverage ratio (defined in the covenant as the ratio of the Company’s (i) Net EBITDA for the twelve-month period immediately preceding such date to (ii) Annual Debt Service on such date) of not less than 1.25 and, as at December 31, 2013, a minimum TTM EBITDA of $5.0 million.

The Company was not in compliance with a financial covenant requirement of the Term Loan as at December 31, 2013; furthermore, this financial covenant requirement was not waived by CCP prior to December 31, 2013. As such, the amortized cost of the Term Loan has been reclassified as current for financial statement presentation purposes. Based on the Company’s projections at December 31, 2013, the Company believed it would be unlikely that it will be in compliance with these certain existing covenants during fiscal 2014 without an amendment or waiver of certain covenants by CCP. Subsequent to December 31, 2013, the Company obtained a waiver from CCP and entered into an Amending Agreement for the financial covenant requirements of the Term Loan (Note 24(b), Note 24(d)).

(d) Debenture

The Company’s debenture was due and repaid during the second quarter of 2013.

December 31	2013	2012	2011

Debenture payable, beginning of year	$9,665	$9,452	$9,344
Amortization of debt issue costs	86	213	195
Repayment	(9,751)	-	(87)
Debenture payable, end of year	$-	$9,665	$9,452

(e) Revolving Loan

The Company has a $5.0 million revolving loan, available for general corporate purposes, which bears interest at bank prime plus 1.75 percent, all of which was drawn at December 31, 2013. The prime rate at December 31, 2013 was 3 percent. The Company’s revolving loan was initially due in December 2013; however, upon mutual agreement with its lender, this agreement was extended with interest only payments at bank prime plus 1.75 percent. The full amount of this facility was repaid in March 2014 in conjunction with the sale of the Madsen Gold Project (Note 24(a)).

(f) Line of Credit

The Company has access up to a $10.0 million operating line of credit which bears interest at prime plus 1.625 percent; the prime rate at December 31, 2013 was 3 percent. These funds are available for general corporate purposes. At December 31, 2013, the Company was bound by and met all covenants on this credit facility. The Company had drawn $8.6 million on this line of credit as at December 31, 2013.

15.	Share Capital:

AUTHORIZED

The authorized share capital of the Company consists of an unlimited number of common shares and two classes of unlimited preferred shares issuable in series.

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

The common shares of the Company are entitled to vote at all meetings of the shareholders and, upon dissolution or any other distribution of assets, to receive such assets of the Company as are distributable to the holders of the common shares.

December 31		2013		2012		2011
	Shares		Shares		Shares
Common shares:

Outstanding, beginning of year	173,745,564	$189,640	164,630,231	$176,994	138,913,329	$118,279
ESPP (a)	2,065,812	1,359	338,676	546	235,614	324
Exercise of stock options (b)	-	-	75,402	92	648,667	642
Equity issue (d)	-	-	8,701,255	12,008	-	-
Equity issue (e)	-	-	-	-	23,000,000	57,500
Broker warrant exercise (f)	-	-	-	-	139,321	162
Warrant exercise (f)	-	-	-	-	1,577,000	2,271
Warrant exercise (f)	-	-	-	-	116,300	223
Issue costs, net of income taxes	-	-	-	-	-	(2,407)
Outstanding, end of year	175,811,376	190,999	173,745,564	189,640	164,630,231	176,994

Warrants and other equity:

Warrants (f)		697		-		-
Common share purchase warrants (d)		12		12		-
Common share purchase warrants (f)		2,700		2,700		2,700
Tax adjusted cumulative issue costs		(228)		(228)		(228)
Common share purchase warrants (f)		552		552		552
Debenture purchase warrants (f)		513		513		513
	175,811,376	$195,245	173,745,564	$193,189	164,630,231	$180,531

Subsequent to December 31, 2013, the Company completed a private placement of 4,545,454 common shares to CCP as payment for a waiver being granted by CCP in connection with a Credit Agreement dated as of April 5, 2013 (Note 24(b), Note 24(d)).

The Company has the following equity-settled plans:

(a)	Employee Share Purchase Plan (“ESPP”)

The ESPP was established to encourage employees to purchase the Company’s common shares. Under the plan, eligible employees may contribute up to five percent of their basic annual salary and the Company shall contribute common shares in an amount equal to 50 percent of the employee’s contribution. Shares of the Company are issued to employees based on a weighted average market price over a specific period.

During 2013, the Company issued 2,065,812 common shares (2012 – 338,676; 2011 – 235,615) pursuant to this plan. The maximum number of common shares of the Company available for issue under this ESPP is five percent of the Company’s common shares outstanding. Distribution of common shares pursuant to the Company’s ESPP occurs annually in the first quarter subsequent to the year of participation. Subsequent to December 31, 2013, the Company issued 7,799,148 shares pursuant to 2013 participation in the plan.

The weighted average fair value of ESPP options granted during 2013 was $0.25 (2012 - $0.62; 2011 - $0.90) and, for accounting purposes, was estimated using the Black-Scholes option pricing model with assumptions of a 1.00 year weighted average expected option life (2012 – 1.00 year; 2011 – 1.00 year), a 23 percent expected forfeiture rate (2012 – 16 percent; 2011 – 15 percent), 61 percent volatility (2012 – 72 percent; 2011 – 53 percent) and an interest rate of 1.1 percent (2012 – 0.98 percent; 2011 – 1.3 percent). The expected volatility used in the Black-Scholes option pricing model is based on the historical volatility of the Company’s shares over the weighted average expected option life.

During 2013, compensation expense recognized in respect of the ESPP was $1.7 million (2012 - $0.6 million; 2011 - $0.3 million). This compensation expense has been included in General and administrative expense in the Consolidated Statements of Income.

(b)	Stock Option Plan

The Company has established a stock option plan under which common share purchase options may be granted to directors, officers and key employees. The maximum number of common shares available for option under the stock option plan is nine percent of the Company’s common shares outstanding. Options granted have an exercise price of the Company’s prior day’s closing price quoted on the TSX for the common shares of Claude. All options are settled by physical delivery of shares. Vesting periods of options granted under the Company’s stock option plan vary on a grant by grant basis, at the discretion of the Company’s Board of Directors. Grants to Employees have a term to expiry of 7 to 10 years and typically have a vesting term of 3 to 5 years. Grants to Directors have a term to expiry of 7 to 10 years and vest immediately.

Options outstanding under this plan at December 31, 2013, December 31, 2012 and December 31, 2011 and their weighted average exercise prices are as follows:

		Weighted		Weighted		Weighted
	DEC 31	Average	DEC 31	Average	DEC 31	Average
	2013	Exercise	2012	Exercise	2012	Exercise
	Options	Price	Options	Price	Options	Price

Beginning of year	6,948,527	$1.43	5,484,250	$1.57	3,916,737	$1.15
Options granted	1,937,268	0.43	1,896,290	1.04	2,478,768	2.06
Options exercised	-	-	(75,402)	0.78	(648,667)	0.75
Options forfeited	(934,434)	1.35	(316,611)	1.82	(241,876)	1.86
Options expired	(15,000)	1.79	(40,000)	1.51	(20,712)	1.04
End of year	7,936,361	$1.19	6,948,527	$1.43	5,484,250	$1.57

There were no share options exercised during the year ended December 31, 2013. The weighted average share price at the date of exercise for share options exercised during 2012 was $1.02 (December 31, 2011: $1.84).

For director and employee options outstanding at December 31, 2013, the range of exercise prices, the weighted average exercise price and the weighted average remaining contractual life are as follows:

	Options Outstanding			Options Exercisable
Option Price Per Share	Quantity	Weighted Average Remaining Life	Weighted Average Exercise Price	Quantity	Weighted Average Remaining Life	Weighted Average Exercise Price
$0.14 - $0.50	1,883,765	6.32	$0.43	30,000	5.01	$0.50
$0.51 - $1.00	1,114,845	5.21	0.73	964,844	5.14	0.74
$1.01 - $1.50	2,453,006	4.79	1.21	2,236,090	4.75	1.20
$1.51 - $2.00	1,988,000	6.23	1.87	1,502,000	5.83	1.84
$2.01 - $2.38	496,745	6.90	2.31	354,048	6.76	2.29
	7,936,361	5.70	$1.19	5,086,982	5.29	$1.37

The foregoing options have expiry dates ranging from January 12, 2014 to December 8, 2021.

The weighted average fair value of stock options granted during 2013 was $0.28 and was estimated using the Black-Scholes option pricing model with assumptions of a 6.1 year weighted average expected option life, a 4.8 percent expected forfeiture rate, 72.9 percent volatility and interest rates ranging from 1.4 to 2.1 percent. The weighted average fair value of stock options granted during 2012 was $0.65 (2011 - $1.37) and was estimated using the Black-Scholes option pricing model with assumptions of a 5.57 year (2011 – 7.11 year) weighted average expected option life, a two to four percent expected forfeiture rate (2011 – two percent), 65 percent to 76 percent volatility (2011 – 68 percent to 75 percent) and interest rates ranging from 1.1 percent to 1.8 percent (2011 – 1.3 percent to 3.1 percent).

For 2013, the compensation expense recognized in respect of stock options was $0.5 million (2012 - $1.6 million; 2011 - $1.7 million). This compensation expense has been included in General and administrative expenses in the Consolidated Statements of Income (loss).

The expected volatility used in the Black-Scholes option pricing model is based on the historical volatility of the Company’s shares over the weighted average expected option life.

The Company has the following cash-settled plan:

(c)	Deferred Share Unit Plan

The Company offers a Deferred Share Unit (“DSU”) plan to non-employee Directors. A DSU is a notional unit that reflects the market value of a single common share of Claude. A portion of each Director’s annual retainer is paid in DSUs. Each DSU fully vests upon award and are redeemable for cash upon a director leaving the Company’s Board of Directors. The redemption amount will be based upon the weighted average of the closing prices of the common shares of Claude on the TSX for the last 20 trading days prior to the redemption date multiplied by the number of DSUs held by the Director.

During 2013, the Company granted 1,296,295 DSUs to participating Directors (2012 – 283,791; 2011 - nil). At December 31, 2013, total DSUs held by participating Directors was 1,580,086 (December 31, 2012 – 283,791; 2011 - nil).

Compensation expense recognized in respect of DSUs was $0.2 million (2012 - $0.2 million). This compensation expense has been included in General and administrative expenses in the Consolidated Statements of Income.

Equity Issue:

(d)	Acquisition

During 2012, the Company issued 8,701,255 common shares pursuant to a Plan of Arrangement whereby Claude acquired all of the outstanding common shares of St. Eugene Mining Corporation Limited that it did not already own. Pursuant to this transaction, the Company also granted a total of 853,594 common share purchase warrants to replace St. Eugene common share purchase warrants outstanding at the time of the transaction; all of these warrants expired during 2012.

(e)	Short form Prospectus

During 2011, the Company completed a short form prospectus offering. The Offering consisted of the issuance of 20,000,000 common shares of the Company, on a bought deal basis, at a price of $2.50 per share, as well as the issuance of 3,000,000 shares of the Company, at a price of $2.50 per share, to the Underwriters pursuant to the over-allotment option, for aggregate gross proceeds of $57,500,000.

Other:

(f)	Schedule of Warrants Outstanding

Each common share purchase warrant entitles the holder to acquire one common share of the Company at prices determined at the time of issue. The exercise price and date of expiration of the common share purchase warrants outstanding at December 31, 2013 are as follows:

		Number			Number
Exercise		Outstanding at			Outstanding at
Price	Expiry Date	DEC 31, 2012	Granted	Expired	DEC 31, 2013
$1.60	May 22, 2013	1,693,200	-	1,693,200	-
$0.70	April 5, 2018	-	5,750,000	-	5,750,000
		1,693,200	5,750,000	1,693,200	5,750,000

The weighted average fair value of the warrants granted during 2013 was approximately $0.17 and was estimated using the Black-Scholes option pricing model with assumptions of a 4.27 year weighted average expected option life, 66.6 percent volatility and a risk free interest rate of 1.16 percent. Subsequent to December 31, 2013, the Company entered into an Amending Agreement pursuant to its long-term debt arrangement with CCP whereby the 5,750,000 warrants held by CCP were cancelled in conjunction with the waiver of covenant breach for consideration of $1.0 million, which the Company paid in common shares of Claude (Note 24(b), Note 24(d)). At March 28, 2014, there were no common share purchase warrants of the Company outstanding.

The range of exercise prices and dates of expiration of the common share purchase warrants outstanding at December 31, 2012 were as follows:

		Number			Number
Exercise		Outstanding at			Outstanding at
Price	Expiry Date	DEC 31, 2011	Granted	Expired	DEC 31, 2012
$1.60	May 22, 2013	1,693,200	-	-	1,693,200
$0.90	November 16, 2012	1,023,000	-	1,023,000	-
$1.77	April 7, 2012	-	319,545	319,545	-
$1.77	April 12, 2012	-	10,257	10,257	-
$3.17	March 31, 2012	-	79,980	79,980	-
$4.44	March 31, 2012	-	443,812	443,812	-
		2,716,200	853,594	1,876,594	1,693,200

The warrants granted during 2012 relate to outstanding warrants assumed as part of the St. Eugene acquisition completed in the first quarter. Note 22 The weighted average fair value of warrants granted during 2012 was $0.02 and was estimated using the Black-Scholes option pricing model with assumptions of a 0.2 year weighted average expected option life, and an interest rates of 0.9 percent.

The range of exercise prices and dates of expiration of the common share purchase warrants outstanding at December 31, 2011 were as follows:

		Number			Number
Exercise		Outstanding at			Outstanding at
Price	Expiry Date	DEC 31, 2010	Exercised	Expired	DEC 31, 2011
$1.60	May 22, 2013	1,809,500	116,300	-	1,693,200
$0.83	April 9, 2011	139,321	139,321	-	-
$0.90	November 16, 2012	2,600,000	1,577,000	-	1,023,000
$1.75	December 30, 2011	6,000,000	-	6,000,000	-
		10,548,821	1,832,621	6,000,000	2,716,200

16.	Finance Expense:

December 31	2013	2012	2011

Interest expense on loans and borrowings	$2,884	$1,514	$1,321
Interest capitalized to mineral properties	(211)	(536)	(542)
Derivative loss	-	85	1,911
Debenture and Term Loan amortization	340	212	195
Accretion expense	182	175	166
	$3,195	$1,450	$3,051

Finance expense paid for during 2013 was $2.9 million (December 31, 2012 - $1.6 million; December 31, 2011 - $3.2 million).

17.	Finance and Other Income:

December 31	2013	2012	2011

Net royalty income	$(1,214)	$(1,248)	$(1,109)
Other income	(217)	(138)	(200)
Derivative gain	(1,249)	-	(314)
Interest income	(32)	(109)	$(1,623)
	$(2,712)	$(1,495)	$(1,109)

Finance and other income received during 2013 was $1.5 million (December 31, 2012 - $0.2 million; December 31, 2011 - $0.5 million).

18.	Personnel Expenses:

December 31	2013	2012	2011

Wages and salaries	$35,182	$38,951	$32,201
Canadian Pension Plan (CPP) and EI remittances	1,305	1,473	1,249
	$36,487	$40,424	$33,450

19.	Related Party Transactions:

Key Management Personnel

Compensation of key management personnel of the Company:

December 31	2013	2012	2011

Cash compensation – Salaries, short-term incentives and other Benefits	$1,406	$1,810	$1,819
Long term incentives, including share-based payments	1,069	1,324	517
Total compensation paid to key management personnel	$2,475	$3,134	$2,336

The Company’s Executive Leadership Team (consisting of the Chief Executive Officer, Chief Operating Officer, Chief Financial Officer and Vice President Operations) are considered to be Key Management Personnel. In addition, members of the Company’s Board of Directors are included in this definition, as defined by IAS 24, Related Party Disclosures.

Compensation of the Company’s key management personnel includes salaries, non-cash benefits and board fees. Executive officers also participate in the Company’s stock compensation and ESPP programs.

20.	Income Taxes:

(a) Effective tax rate reconciliation

The provision for income tax, both current and deferred, differs from the amount calculated by applying the combined expected federal and provincial income tax rate to profit before income tax. The reasons for these differences are as follows:

December 31	2013	2012	2011

Profit (loss) before income taxes	$(74,843)	$8,541	$9,818
Federal and Provincial statutory income tax rate	27.0%	27.0%	28.5%
Expected tax (recovery)expense	(20,208)	2,306	2,798

Permanent differences	556	358	571
Effect of change in effective tax rates	-	-	(168)
Other	23	(27)	-
Decrease in tax assets related to royalty payable	66	88	947
Tax assets not recorded	18,143	247	(3,784)
Income tax (recovery) expense	$(1,420)	$2,972	$364

(b) Income tax recognized directly in Other comprehensive income (loss)

Other comprehensive income included on the consolidated statements of comprehensive income (loss) is presented net of income taxes. The following income tax amounts are included in each component of other comprehensive income (loss):

For the year ended December 31, 2011:

		Income tax
	Before tax	expense	Net of tax

Other comprehensive income (loss)

Gain on available for sale securities transferred to profit	(35)	5	(30)
Unrealized loss on available for sale securities	(2,409)	325	(2,084)
	(2,444)	330	(2,114)

For the year ended December 31, 2012:

		Income tax
	Before tax	(recovery) expense	Net of tax

Other comprehensive income (loss)

Loss on available for sale securities transferred to profit	199	(27)	172
Unrealized loss on available for sale securities	(909)	123	(786)
	(710)	96	(614)

For the year ended December 31, 2013:

		Income tax
	Before tax	(recovery) expense	Net of tax

Other comprehensive income (loss)

Loss on available for sale securities transferred to profit	262	(35)	227
Unrealized loss on available for sale securities	(231)	32	(199)
	31	(3)	28

(c) Significant components of recognized Deferred income tax assets (liabilities)

The significant components of deferred income tax assets/liabilities are as follows:

				Recognized in
		Recognized	Recognized	other
	JAN 1	in	directly	comprehensive	DEC 31
	2011	Net profit	to equity	Income	2011

Deferred income tax assets (liabilities)
Share issue costs	564	(461)	929	-	1,032
Decommissioning and reclamation	1,299	1,324	-	-	2,623
Net royalty obligation	3,918	(1,024)	-	-	2,894
Investments	(323)	10	-	330	17
Mineral properties	(1,615)	(3,960)	-	-	(5,575)
Other	44	(37)	-	-	7
Total Deferred income tax assets (liabilities)	3,887	(4,148)	929	330	998
Recognized (unrecognized) deferred tax assets	(3,887)	3,784	103	-	-
	-	(364)	1,032	330	998

					Recognized in
		Acquisition of	Recognized	Recognized	other
	JAN 1	St. Eugene	in	directly	comprehensive	DEC 31
	2012	Mining	Net profit	to equity	Income	2012

Deferred income tax assets (liabilities)
Financing charges	1,032	-	(344)	-	-	688
Decommissioning and reclamation	2,623	-	(148)	-	-	2,475
Net royalty obligation	2,894	-	(389)	-	-	2,505
Investments	17	-	(113)	-	96	-
Mineral properties	(5,575)	-	(2,240)	-	-	(7,815)
Loss carry forwards	-	939	63	-	-	1,002
Other	7		199	(158)	-	48
Total Deferred income tax assets (liabilities)	998	939	(2,972)	(158)	96	(1,097)

				Recognized in
		Recognized	Recognized	other
	JAN 1	in	directly	comprehensive	DEC 31
	2013	Net profit	to equity	Income	2013

Deferred income tax assets (liabilities)
Financing charges	688	(430)	(258)	-	-
Decommissioning and reclamation	2,475	(2,475)	-	-	-
Net royalty obligation	2,505	(2,505)	-	-	-
Investments	-	(3)	-	3	-
Mineral properties	(7,815)	7,815	-	-	-
Loss carry forwards	1,002	(1,002)	-	-	-
Other	48	20	(68)	-	-
Total Deferred income tax assets (liabilities)	(1,097)	1,420	(326)	3	-

(d) Significant components of unrecognized Deferred income tax assets (liabilities)

The significant components of unrecognized deferred income tax assets/liabilities are as follows:

	JAN 1 2011	Tax assets not recognized in net income	Tax assets not recognized in equity	Tax assets not recognized in other comprehensive income	DEC 31 2011

Deferred income tax assets (liabilities)
Financing charges	564	(461)	(103)	-	-
Decommissioning and reclamation	1,299	(1,299)	-	-	-
Net royalty obligation	3,918	(3,918)	-	-	-
Investments	(323)	323	-	-	-
Mineral properties	(1,615)	1,615	-	-	-
Other	44	(44)	-	-	-
	3,887	3,784	(103)	-	-

	JAN 1 2012	Tax assets not recognized in net income	Tax assets not recognized in equity	Tax assets not recognized in other comprehensive income	DEC 31 2012

Deferred income tax assets (liabilities)
Investments	-	247	-	-	247

	JAN 1 2013	Tax assets not recognized in net income	Tax assets not recognized in equity	Tax assets not recognized in other comprehensive income	DEC 31 2013

Deferred income tax assets (liabilities)
Financing charges	-	165	-	-	165
Decommissioning and reclamation	-	2,342	-	-	2,342
Net royalty obligation	-	2,017	-	-	2,017
Investments	247	32	-	-	279
Mineral properties	-	12,532	-	-	12,532
Loss carry forwards	-	989	-	-	989
Other	-	66	-	-	66
	247	18,143	-	-	18,390

(e) Unrecognized Income Tax Credits

The Company has $4.2 million (2012 - $4.0 million) of unused income tax credits that can be applied against future taxes payable. No deferred tax asset or income tax credit receivable has been recognized as it is not probable that future taxable profits will be available to utilize the credits. The income tax credit will expire, if unused, as follows:

2013

2026	$61
2027	539
2028	314
2029	230
2030	273
2031	700
2032	1,843
2033	241
$4,201

21.	Earnings (Loss) Per Share:

Basic:

The calculation of basic earnings per share has been based on the following profit (loss) attributable to ordinary shareholders and weighted-average number of ordinary shares outstanding.

December 31	2013	2012	2011

Net (loss) profit attributable to common shareholders	$(73,423)	$5,569	$9,454
Weighted average number of common shares outstanding (basic)	175,562	172,933	156,062
Basic net (loss) earnings per share	$(0.42)	$0.03	$0.06

Diluted:

The calculation of diluted earnings per share has been based on the following profit (loss) attributable to ordinary shareholders and weighted-average number of ordinary shares outstanding after adjustment for the effects of all dilutive potential ordinary shares.

December 31	2013	2012	2011

Net (loss) profit attributable to common Shareholders	$(73,423)	$5,569	$9,454

Weighted average number of common shares outstanding	175,562	172,933	156,062
Dilutive effect of warrants	-	-	963
Dilutive effect of stock options	-	299	1,385
Weighted average number of common Shares outstanding (diluted)	175,562	173,232	158,410
Diluted net (loss) earnings per share	$(0.42)	$0.03	$0.06

For the year ended December 31, 2013, there was no effect of applying the treasury-stock method to the weighted average number of shares outstanding as all of the options and warrants were anti-dilutive.

Excluded from the computation of diluted earnings per share at December 31, 2012 were:

i.	options outstanding on 5,653,682 common shares with an average exercise price greater than the average market price of the Company’s common shares; and
ii.	1,693,200 warrants with an exercise price greater than the average market price of the Company’s common shares.

Excluded from the computation of diluted earnings per share at December 31, 2011 were options outstanding on 648,561 common shares with an average exercise price greater than the average market price of the Company’s common shares.

22.	Financial Instruments:

The Company is exposed in varying degrees to a variety of financial instrument related risks by virtue of its activities. The overall financial risk management program focuses on preservation of capital and protecting current and future Company assets and cash flows by reducing exposure to risks posed by the uncertainties and volatilities of financial markets.

The Company’s Board of Directors has responsibility to ensure that an adequate financial risk management policy is established and to approve the policy.

The Company’s Audit Committee oversees Management’s compliance with the Company’s financial risk management policy, approves financial risk management programs, and receives and reviews reports on management compliance with the policy.

The types of risk exposures and the way in which such exposures are managed are as follows:

Credit Risk – The Company’s credit risk is primarily attributable to its liquid financial assets including cash and cash equivalents, receivables, and commodity and currency instruments. The Company limits exposure to credit risk on liquid financial assets through maintaining its cash and cash equivalents and reclamation deposits with high-credit quality financial institutions. Sales of precious metals are to entities considered to be credit worthy, as evaluated through the Company’s risk management program, which includes an evaluation of new and existing customers and quarterly monitoring.

Liquidity Risk – The Company ensures that there is sufficient capital in order to meet short term business requirements, after taking into account cash flows from operations and the Company’s holdings of cash and cash equivalents. The Company believes operating cash flows will be sufficient to fund the ongoing capital improvements at the Seabee properties for the next twelve months. The Company’s cash is invested in business accounts with quality financial institutions and is available on demand.

	Payments/Commitments due by period
At December 31, 2013*	Total	Less than 1 year	2-3 Years	4-5 Years	More than 5 years
Contractual Obligation

Demand loans	2,950	2,497	453	-	-
Interest on demand loans	85	82	3	-	-
Revolving loan	5,000	5,000	-	-	-
Interest on revolving loan	40	40	-	-	-
Term loan *	25,000	2,400	7,200	15,400	-
Interest on term loan	8,023	2,430	3,830	1,763	-
Capital lease obligations	291	291	-	-	-
Interest on capital leases	2	2	-	-	-
Office lease	74	74	-	-	-
	41,465	12,816	11,486	17,163	-

* Subsequent to December 31, 2013, the Company renegotiated certain covenants within its Term Loan agreement (Note 24(b), Note 24(d)).

During 2013 (and subsequent to December 31, 2013), the Company has been updating its decommissioning and reclamation plans for the Seabee property. It is expected that additional security of approximately $4.5 million will need to be provided to the applicable regulatory authorities, payable in installments during 2014 to 2018.

As noted above, the Company had a working capital deficiency of $11.9 million, was in violation of certain financial covenants on its term loan and incurred a loss of $73.4 million for the year ended December 31, 2013. In order to address this working capital deficiency, the Company, subsequent to December 31, 2013, sold certain assets (Note 24(a)), obtained a waiver of the above covenant violation (Note 24(b), Note 24(d)), completed a royalty agreement financing for gross cash proceeds of US$12.0 million (Note 24(c)) and has continued to implement operational cost savings measures.

Market Risk – Market risk is the potential for loss from adverse changes in the market value of financial instruments. The level of market risk that the Company is exposed to varies depending on the composition of its derivative instrument portfolio, as well as current and expected market conditions. The significant market risk exposures to which the Company is exposed are Foreign exchange risk, Commodity price and Interest rate risk. These are discussed further below:

Foreign exchange risk – The results of the Company’s operations are subject to currency risks. The Company’s revenues from the production and sale of gold are denominated in U.S. dollars. However, the Company’s operating expenses are primarily incurred in Canadian dollars and its liabilities are primarily denominated in Canadian dollars. The Company is not exposed to material foreign exchange risk on its financial instruments.

For a $0.01 movement in the U.S. dollar to Canadian dollar exchange rate, earnings and cash flow will have a corresponding movement of $0.7 million, or $0.00 per share.

Interest rate risk – In respect to the Company’s financial assets, the interest rate risk mainly arises from the interest rate impact on our cash and cash equivalents, reclamation deposits and debt. In respect to financial liabilities, one of the Company’s demand loans carries a floating interest rate with the balance of Company debt at fixed interest rates. When possible, the Company will fix its interest costs to avoid variations in cash flows. Due to the greater proportion of fixed rate debt, a one percent change in interest rates would not materially impact earnings or cash flows.

Commodity price risk – The value of the Company’s mineral resources is related to the price of gold and the outlook for this mineral. Gold and precious metal prices historically have fluctuated widely and are affected by numerous factors outside of the Company’s control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities and certain other factors related specifically to gold. The profitability of the Company’s operations is highly correlated to the market price of gold. If the gold price declines below the cost of production at the Company’s operations, for a prolonged period of time, it may not be economically feasible to continue production. The Company is not exposed to material commodity price risk on its financial instruments.

For a US$10 movement in gold price per ounce, earnings and cash flow will have a corresponding movement of $0.5 million, or $0.00 per share.

Fair Value - The Company has various financial instruments comprised of cash and cash equivalents, receivables, short and long-term investments, restricted promissory notes, reclamation deposits, demand loans, accounts payable and accrued liabilities, long-term debt, and royalty obligations.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. For disclosure purposes, all financial instruments measured at fair value are categorized into one of three hierarchy levels, described below. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Each level is based on the transparency of the inputs used to measure the fair values of assets and liabilities:

Level 1 – Values based on unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 – Values based on quoted prices in markets that are not active or model inputs that are observable either directly (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurement used to value option contracts) or indirectly for substantially the full term of the asset or liability.

Level 3 – Values based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.

The fair values of financial assets and liabilities, together with the carrying amounts shown in the Statement of Financial Position, are as follows:

December 31	2013		2012
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value

Loans and receivables
Short-term investments (1)	$1,500	$1,500	-	-
Accounts receivable (2)	2,873	2,873	$4,845	$4,845
Available-for-sale financial assets
Investments (1)	143	143	378	378
Held-to-maturity
Deposits for reclamation costs	2,237	2,237	2,237	2,237
Other financial assets
Assets held for sale	13,423	13,423	-	-
Other financial liabilities
Bank indebtedness	8,623	8,623	3,531	3,531
Demand and revolving loans	7,950	7,950	5,337	5,337
Accounts payable	6,997	6,997	7,533	7,533
Liabilities related to assets held for sale	2,316	2,316	-	-
Net royalty obligations	2,827	2,827	4,041	4,041
Debenture (1)	-	-	9,665	9,751
Term loan	23,628	25,000	-	-
(1)	Based on quoted market prices – Level 1.
(2)	At December 31, 2013, there were no receivables that were past due or considered impaired.

Valuation Techniques:

Investments

The fair value of Investments is determined based on the closing bid price of each security at the balance sheet date. The closing bid price is a quoted market price obtained from the exchange that is the principal active market for the particular security, and therefore Investments are classified within Level 1 of the fair value hierarchy.

Term Loan

The Company’s Term Loan is recorded at amortized cost. The fair value is the principal outstanding on the Term Loan, as the fixed interest rate approximates rates for similar instruments.

23.	Capital Management:

The Company’s objective when managing its capital is to safeguard its ability to continue as a going concern so that it can provide adequate returns to shareholders and benefits to other stakeholders. The Company defines capital that it manages as the aggregate of its equity attributable to owners of the Company, which is comprised of issued capital, contributed surplus, accumulated deficit and accumulated other comprehensive income (loss).

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets and the Company’s working capital requirements. In order to maintain or adjust the capital structure, the Company (upon approval from its Board of Directors, as required) may issue new shares through private placements, sell assets or incur debt. The Board of Directors reviews and approves any material transaction out of the ordinary course of business, including proposals on acquisitions, major investments, as well as annual capital and operating budgets. The Company believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company’s approach to capital management during the year ended December 31, 2013. The Company is not subject to externally imposed capital requirements.

The Company utilizes a combination of short-term and long-term debt and equity to finance its operations and exploration.

			DEC 31	DEC 31
	Interest	Maturity	2013	2012

Demand loans	P + 1.50%	Jan–Apr/2015	$2,950	$5,337
Revolving loan	P + 1.75%	May 2014	5,000	-
Finance lease liabilities	5.40%-5.50%	Jan-Mar/2014	291	1,495
Term loan *	10.00%	Apr/2018	23,628	-
Debenture *	12.00%	May/2013	-	9,665
Total debt			$31,869	$16,497

Shareholders’ equity			122,596	192,364

Debt to equity			26.0%	8.6%

*	Closing costs associated with the Company’s long-term debt are netted against the principal balance owing, thereby reducing the carrying value of the Company’s debt on the Statement of Financial Position. Amounts presented in the above table are the amortized cost of the balances owing (Note 14).

At December 31, 2013, with the exception of certain covenants relating to the Company’s Term loan (Note 14(c), Note 24(b), Note 24(d)), the Company is bound by and has met all covenants on these credit facilities.

24.	Subsequent Events:

(a)	Madsen Sale

On March 4, 2014, the Company completed the sale of its 100 percent interest in the Madsen Gold Project in Red Lake, Ontario, Canada to Laurentian Goldfields Ltd. (TSX.V: LGF).

Upon closing of the transaction, the Company received $6.25 million cash and will receive $2.5 million of cash or equity (at Laurentian’s option) payable six months following the close of the transaction. Cash proceeds were utilized to reduce bank debt and for working capital purposes. In addition, Claude received 9,776,885 shares of Laurentian.

(b)	Term Loan Amendment Agreement

Subsequent to December 31, 2013, the Company executed a Waiver and Credit Amendment Agreement (“Amendment Agreement”) which renegotiated the terms of its $25.0 million term loan (the “Loan”) with Crown Capital Partners Inc. (“CCP”). The Amendment Agreement has modified certain covenants within the original Term loan with CCP. The timing of principal payments has not changed pursuant to the Amendment Agreement; monthly payments of $0.3 million will begin in May 2014. Interest on the Term loan remains fixed at 10 percent, compounds monthly and is payable monthly. The maturity date of the Term loan remains 60 months from closing (April 2018). As a condition of the amending agreement, the Company agreed to exercise commercially reasonable efforts to effect a sale or other transaction of all or a portion of its assets by July 31, 2014. The Company has engaged a financial advisor to assist with this process. Upon mutual agreement with CCP, prepayment fees pursuant to the original agreement have been waived. In addition, the 5,750,000 common share purchase warrants pursuant to the original agreement have been cancelled in conjunction with the waiver of the covenant breach for consideration of $1.0 million (Note 24 (d)).

(c)	Royalty

On March 20, 2014, the Company completed a Net Smelter Return (“NSR”) royalty agreement on the Seabee Gold Operation. Pursuant to this transaction, proceeds of US$12.0 million were received by the Company in exchange for a three (3) percent NSR. Under the terms of the NSR, the Company has the right to purchase 50 percent of the NSR for US$12.0 million, expiring on December 31, 2016. The NSR payments will be paid quarterly in cash or in physical gold at the average price of gold in each calendar month. Proceeds from the NSR will be used for further development at the Seabee Gold Operation and for general working capital purposes primarily related to the Seabee Gold Operation.

(d)	Private Placement Pursuant to Credit Agreement Waiver

On March 28, 2014, Claude completed a private placement (the “Private Placement”) of common shares in the capital of the Company (“Common Shares”). The Private Placement consisted of the issuance of 4,545,454 Common Shares at a price of $0.22 per Common Share, being the market price of the Common Shares within the meaning of the Toronto Stock Exchange Company Manual, to CCP. The Common Shares have been issued to CCP as payment for a waiver being granted by CCP in connection with a Credit Agreement dated as of April 5, 2013 as a result of a covenant breach at December 31, 2013, as well as the modification of certain covenants. Concurrently with satisfaction of this one-time payment, the 5.75 million common share purchase warrants pursuant to the original agreement were cancelled in conjunction with the waiver.

