Form 40-F
period 2014-12-31
CLAUDE RESOURCES INC
filed 2015-03-30
CIK 1173924

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

(Check One)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☑	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended:	December 31, 2014	Commission File Number:	1-31956

CLAUDE RESOURCES INC.

(Exact name of Registrant as specified in its charter)

Canada	1040	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number, if applicable)	(I.R.S. Employer Identification Number, if applicable)

200 - 219 Robin Crescent

Saskatoon, Saskatchewan

S7L 6M8  Canada

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 188,155,978 common shares

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

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

Yes ☐                No ☐

PRINCIPAL DOCUMENTS

The following documents have been filed as part of this Annual Report on Form 40-F

1.	Annual Information Form dated March 26, 2015 attached as Exhibit 99.1 hereto.

2.	Audited Consolidated Financial Statements of the Registrant as of December 31, 2014 and 2013 and for the years then ended and the related notes, the auditor’s report on the consolidated financial statements and Management’s Report on Internal Control over Financial Reporting attached as Exhibit 99.2 hereto.

3.	Management’s Discussion and Analysis of the Registrant for the year ended December 31, 2014 dated March 26, 2015 attached as Exhibit 99.3 hereto.

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

Under the supervision and with the participation of the Registrant’s Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of the Registrant’s internal control over financial reporting, as of the end of the period covered by this annual report, based on the framework set forth in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its evaluation under this framework, management concluded that the Registrant’s internal control over financial reporting was effective as of December 31, 2014.

At December 31, 2013, the Chief Executive Officer and Chief Financial Officer concluded that ICFR was not effective as a result of the material weakness in ICFR discussed below.

Management noted that as at December 31, 2013:

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

The Company has taken the following remedial actions related to the above noted material weakness:

In response to the material weakness identified above, Management believes it has made significant improvements in the procedures and controls it utilizes to determine the review and monitoring controls of the income tax function relating to complex, non-routine transactions and provisions.  As part of the preparation of the December 31, 2014 annual financial statements and notes thereto, the Company enhanced processes and controls whereby the income tax function relating to complex, non-routine transactions and provisions are communicated to the Company’s finance department and external advisors for assessment in a timely manner and are subject to increased review.

Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of the Registrant’s registered public accounting firm regarding internal control over financial reporting as the Registrant qualifies as an “emerging growth company” under section 3(a) of the Exchange Act (as amended by the Jumpstart Our Business Startups Act, enacted on April 5, 2012), and is therefore exempt from the attestation requirement.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

Other than the response to the material weakness reported at December 31, 2013, there have been no significant changes made in our internal controls over financial reporting during the year ended December 31, 2014 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

The Registrant was not required by Rule 104 of Regulation BTR to send any notice to any of its directors or executive officers during the year ended December 31, 2014.

AUDIT COMMITTEE FINANCIAL EXPERT

The Registrant’s board of directors has determined that it has at least one audit committee financial expert (as such term is defined in the rules and regulations of the SEC) serving on its audit committee. Ronald J. Hicks CPA, CA has been determined to be such audit committee financial expert (as such term is defined in Form 40-F) and is independent. (as such term is defined by the NYSE MKT corporate governance standards).

The SEC has indicated that the designation of Ronald J. Hicks, CPA, CA as an audit committee financial expert does not make him an “expert” for any purpose, impose on him any duties, obligations or liability that are greater than the duties, obligations or liability imposed on members of the audit committee and board of directors who do not carry this designation, or affect the duties, obligations or liability of any other members of the audit committee or the board of directors.

CODE OF ETHICS

The Registrant has adopted codes of ethics that apply to all directors, officers and employees of the Registrant. No amendment was made to the Code of Ethics during the Registrant’s most recently completed financial year and no waiver from a provision of the Code of Ethics was granted by the Registrant during the Registrant’s most recently completed financial year. Copies of the codes of ethics are available on the Registrant’s Internet website at www.clauderesources.com or, upon request, without charge, by contacting the Registrant at (306) 668-7505. Unless specifically referred to herein, the information on the Registrant’s website shall not be deemed to be incorporated by reference in this annual report.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets out the fees billed in Canadian dollars to the Registrant by KPMG LLP and its affiliates for professional services rendered in each of the years ended December 31, 2014 and 2013. During these years, KPMG LLP was the Registrant’s only external auditor.

	2014	2013
Audit Fees(1)	$175,375	$206,700
Audit-Related Fees	-	-
Tax Fees	-	-
All Other Fees	-	-
Total	$175,375	$206,700

(1)	Audit fees are comprised of KPMG LLP services in respect of the audit of the December 31, 2014 consolidated financial statements.

Audit Committee’s Pre-Approval Policies and Procedures

The Registrant’s audit committee pre-approves all audit services and permitted non-audit services provided to the Registrant by KPMG LLP.  The audit committee has delegated to the chair of the audit committee, who is independent, the authority to act on behalf of the audit committee with respect to the pre-approval of audit and permitted non-audit services provided by its external auditors where the aggregate fees are estimated to be less than or equal to $40,000.  Any approvals by the chair are reported to the full audit committee at its next meeting.  Services where the aggregate fees are estimated to be greater than $40,000 require full audit committee approval.  None of the services described in footnote 1 under “Principal Accountant Fees and Services” above were approved by the audit committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

Please see the section entitled “Financial and Other Instruments” in the Registrant’s Management’s Discussion and Analysis for the year ended December 31, 2014 included as Exhibit 99.3 to this annual report on Form 40-F and Note 22 entitled “Financial Instruments” in the Registrant’s audited consolidated financial statements for the year ended December 31, 2014 included as Exhibit 99.2 to this annual report on Form 40-F.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Please see the section entitled “Contractual Obligations” in the Registrant’s Management’s Discussion and Analysis for the year ended December 31, 2014 included as Exhibit 99.3 to this annual report on Form 40-F.

FORWARD-LOOKING INFORMATION

A number of statements in the documents incorporated by reference in this Form 40-F constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Please refer to the section entitled “Statement Regarding Forward-Looking Information” in the Annual Information Form dated March 26, 2015, incorporated by reference herein, attached as Exhibit 99.1 hereto and forming an integral part of this document, for a discussion of risks, uncertainties and assumptions that could cause actual results to vary from those forward-looking statements.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Registrant has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act.  The members of the Registrant’s audit committee are Ronald J. Hicks, CPA, CA, , J. Robert Kowalishin and Brian Booth.

MINE SAFETY DISCLOSURE

The Registrant is not currently required to disclose the information required by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act.

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

CLAUDE RESOURCES INC.

Date: March 26, 2015	By:	/s/ Brian Skanderbeg
Name: Brian Skanderbeg
Title: President and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.:	Description:

99.1	Annual Information Form dated March 26, 2015.

99.2	Audited Consolidated Financial Statements of the Registrant as of December 31, 2014 and 2013 and for the years then ended and the related notes, the auditor’s report on the consolidated financial statements and Management’s Report on Internal Control over Financial Reporting.

99.3	Management’s Discussion and Analysis of the Registrant for the year ended December 31, 2014 dated March 26, 2015.

99.4	Consent of KPMG LLP, the Registrant’s independent registered public accounting firm.

99.5	Certification of Chief Executive Officer required by Rule 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934.

99.6	Certification of Chief Financial Officer required by Rule 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934.

99.7	Certification of Chief Executive Officer required by Rule 13a-14(b) or Rule 15d-14(b) and 18 U.S.C. 1350.

99.8	Certification of Chief Financial Officer required by Rule 13a-14(b) or Rule 15d-14(b) and 18 U.S.C. 1350.

99.9	Consent of SRK Consulting (Canada) Inc., independent technical expert.