Form 40-F
period 2015-12-31
CLAUDE RESOURCES INC
filed 2016-03-31
CIK 1173924

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F
(Check One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13(A) OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended:   December 31, 2015  Commission File Number: 1-31956

CLAUDE RESOURCES INC.
(Exact name of Registrant as specified in its charter)

Canada (Province or other jurisdiction of incorporation or organization)	1040 (Primary Standard Industrial Classification Code Number, if applicable)	Not Applicable (I.R.S. Employer Identification Number, if applicable)

200 - 219 Robin Crescent
Saskatoon, Saskatchewan
S7L 6M8  Canada
(306) 668-7505
(Address and telephone number of Registrant's principal executive offices)

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:  195,276,705 common shares

Indicate by check mark whether the Registrant:  (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

Yes   ☑ No   ☐

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

Yes   ☐ No   ☐

PRINCIPAL DOCUMENTS
The following documents have been filed as part of this Annual Report on Form 40-F
1.	Annual Information Form for the year ended December 31, 2015 dated March 29, 2016 attached as Exhibit 99.1 hereto.

2.	Audited Consolidated Financial Statements of the Registrant as of December 31, 2015 and 2014 and for the years then ended and the related notes, the auditors' reports on the consolidated financial statements and Management's Report on Internal Control over Financial Reporting attached as Exhibit 99.2 hereto.

3.	Management's Discussion and Analysis of the Registrant for the year ended December 31, 2015 dated March 29, 2016 attached as Exhibit 99.3 hereto.

DISCLOSURE CONTROLS AND PROCEDURES

Claude Resources Inc. (the "Registrant") maintains disclosure controls and procedures designed to ensure that information required to be disclosed in the Registrant's filings under the Securities Exchange Act of 1934, as amended (the "Exchange Act") is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission (the "SEC").  The Registrant's Chief Executive Officer and Chief Financial Officer, after having evaluated the effectiveness of the Registrant's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this annual report have concluded that, as of such date, the design and operation of the Registrant's disclosure controls and procedures were effective.  However, as recommended by the SEC in its adopting release, the Registrant will continue to periodically evaluate its disclosure controls and procedures and will make modifications from time to time as deemed necessary to ensure that information is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms.

The Registrant's management, including the Chief Executive Officer and Chief Financial Officer, does not expect that its disclosure controls and procedures or internal controls and procedures will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Registrant have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Registrant's management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act.

The Registrant's internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Registrant's assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that the Registrant's receipts and expenditures are being made only in accordance with authorizations of its management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Registrant's assets that could have a material effect on the financial statements.

Under the supervision and with the participation of the Registrant's Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of the Registrant's internal control over financial reporting, as of the end of the period covered by this annual report, based on the framework set forth in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its evaluation under this framework, management concluded that the Registrant's internal control over financial reporting was effective as of December 31, 2015.

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

This annual report on Form 40-F does not include an attestation report of the Registrant's registered public accounting firm regarding internal control over financial reporting as the Registrant qualifies as an "emerging growth company" under section 3(a) of the Exchange Act (as amended by the Jumpstart Our Business Startups Act, enacted on April 5, 2012), and is therefore exempt from the attestation requirement.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There have been no significant changes made in our internal controls over financial reporting during the year ended December 31, 2015 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
NOTICES PURSUANT TO REGULATION BTR
The Registrant was not required by Rule 104 of Regulation BTR to send any notice to any of its directors or executive officers during the year ended December 31, 2015.
AUDIT COMMITTEE FINANCIAL EXPERT

The Registrant's board of directors has determined that it has at least one audit committee financial expert (as such term is defined in the rules and regulations of the SEC) serving on its audit committee.  Arnold Klassen, CA, CPA (Illinois), ICD.D has been determined to be such audit committee financial expert (as such term is defined in Form 40-F) and is independent. (as such term is defined by the NYSE MKT corporate governance standards).

The SEC has indicated that the designation of Arnold Klassen, CA, CPA (Illinois), ICD.D as an audit committee financial expert does not make him an "expert" for any purpose, impose on him any duties, obligations or liability that are greater than the duties, obligations or liability imposed on members of the audit committee and board of directors who do not carry this designation, or affect the duties, obligations or liability of any other members of the audit committee or the board of directors.

CODE OF ETHICS

The Registrant has adopted codes of ethics that apply to all directors, officers and employees of the Registrant. No amendment was made to the Code of Ethics during the Registrant's most recently completed financial year and no waiver from a provision of the Code of Ethics was granted by the Registrant during the Registrant's most recently completed financial year. Copies of the codes of ethics are available on the Registrant's Internet website at www.clauderesources.com or, upon request, without charge, by contacting the Registrant at (306) 668-7505. Unless specifically referred to herein, the information on the Registrant's website shall not be deemed to be incorporated by reference in this annual report on Form 40-F.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets out the fees billed in Canadian dollars to the Registrant by Deloitte LLP (2015) and KPMG LLP (2014) and their respective affiliates for professional services rendered in the years ended December 31, 2015 and 2014, respectively.  During 2015, the Registrant appointed Deloitte LLP as its external auditor. Deloitte LLP was the Registrant's only external auditor during 2015.  During 2014, KPMG LLP was the Registrant's only external auditor.

	2015	2014
Audit Fees (1) (2)	$150,000	$175,375
Audit-Related Fees	-	-
Tax Fees	-	-
All Other Fees	-	-
Total	$150,000	$175,375

(1)	Audit fees in 2014 were comprised of KPMG LLP services in respect of the audit of the December 31, 2014 consolidated financial statements.
(2)	Audit fees in 2015 were comprised of Deloitte LLP services in respect of the audit of the December 31, 2015 consolidated financial statements.

Audit Committee's Pre-Approval Policies and Procedures

The Registrant's audit committee pre-approves all audit services and permitted non-audit services provided to the Registrant by Deloitte LLP.  The audit committee has delegated to the chair of the audit committee, who is independent, the authority to act on behalf of the audit committee with respect to the pre-approval of audit and permitted non-audit services provided by its external auditors where the aggregate fees are estimated to be less than or equal to $40,000.  Any approvals by the chair are reported to the full audit committee at its next meeting.  Services where the aggregate fees are estimated to be greater than $40,000 require full audit committee approval.  None of the services described in footnote 1 under "Principal Accountant Fees and Services" above were approved by the audit committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

Please see the section entitled "Financial and Other Instruments" in the Registrant's Management's Discussion and Analysis for the year ended December 31, 2015 included as Exhibit 99.3 to this annual report on Form 40-F and Note 21 entitled "Financial Instruments" in the Registrant's audited consolidated financial statements for the year ended December 31, 2015 included as Exhibit 99.2 to this annual report on Form 40-F.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Please see the section entitled "Contractual Obligations" in the Registrant's Management's Discussion and Analysis for the year ended December 31, 2015 included as Exhibit 99.3 to this annual report on Form 40-F.

FORWARD-LOOKING INFORMATION
A number of statements in the documents incorporated by reference in this Form 40-F constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Please refer to the section entitled "Statement Regarding Forward-Looking Information" in the Annual Information Form dated March 29, 2016, incorporated by reference herein, attached as Exhibit 99.1 hereto and forming an integral part of this document, for a discussion of risks, uncertainties and assumptions that could cause actual results to vary from those forward-looking statements.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Registrant has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act.  The members of the Registrant's audit committee are Arnold Klassen, CA, CPA (Illinois), Rita Mirwald and John Murphy.
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

CLAUDE RESOURCES INC.
Date: March 30, 2016	By: /s/ Brian Skanderbeg Name: Brian Skanderbeg Title: President and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.:	Description:
99.1	Annual Information Form dated March 29, 2016.
99.2
Audited Consolidated Financial Statements of the Registrant as of December 31, 2015 and 2014 and for the years then ended and the related notes, the auditors' reports on the consolidated financial statements and Management's Report on Internal Control over Financial Reporting.

99.3	Management's Discussion and Analysis of the Registrant for the year ended December 31, 2015 dated March 29, 2016.
99.4	Consent of Deloitte LLP, the Registrant's independent registered public accounting firm.
99.5	Consent of KPMG LLP, the Registrant's former independent registered public accounting firm.
99.6	Certification of Chief Executive Officer required by Rule 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934.
99.7	Certification of Chief Financial Officer required by Rule 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934.
99.8	Certification of Chief Executive Officer required by Rule 13a-14(b) or Rule 15d-14(b) and 18 U.S.C. 1350.
99.9	Certification of Chief Financial Officer required by Rule 13a-14(b) or Rule 15d-14(b) and 18 U.S.C. 1350.
99.10	Consent of SRK Consulting (Canada) Inc., independent technical expert.